As filed with the Securities and Exchange Commission on December 8, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Faraday Future Intelligent Electric Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	84-4720320
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

18455 S. Figueroa Street

Gardena, CA 90248
(424) 276-7616
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Yun Han

Interim Chief Financial Officer

18455 S. Figueroa Street

Gardena, CA 90248

(310) 415-4807

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Vijay S. Sekhon

Michael P. Heinz

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, CA 94104

Tel: (415) 772-1200

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the Selling Stockholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION — DATED DECEMBER 8, 2022

84,216,236 Shares of Class A Common Stock

This prospectus relates to the resale from time to time of up to 84,216,236 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Faraday Future Intelligent Electric Inc., a Delaware corporation (“FFIE”), by YA II PN, Ltd., a Cayman Islands exempt limited partnership (the “Selling Stockholder”). The Selling Stockholder is an affiliate of Yorkville Advisors Global, LP (“Yorkville”). The shares included in this prospectus consist of (i) 789,016 shares of Class A Common Stock that we issued to the Selling Stockholder on November 23, 2022 as a commitment fee (the “Commitment Shares”) and (ii) up to 83,427,220 shares of Class A Common Stock (the “Purchase Shares”) that we may elect, in our sole discretion, to issue and sell to the Selling Stockholder, from time to time after the date of this prospectus, pursuant to a standby equity purchase agreement we entered into with the Selling Stockholder on November 11, 2022 (the “Purchase Agreement”), in which the Selling Stockholder has committed to purchase from us, at our direction, up to $200.0 million of shares of our Class A Common Stock (which commitment amount may be increased to up to $350.0 million at FFIE’s election), subject to terms and conditions specified in the Purchase Agreement. See the section of this prospectus entitled “Committed Equity Financing” for a description of the Purchase Agreement and the section entitled “Selling Stockholder” for additional information regarding the Selling Stockholder.

We are registering the securities for resale pursuant to the Selling Stockholder’s registration rights under the Purchase Agreement. Our registration of the securities covered by this prospectus does not mean that the Selling Stockholder will offer or sell any of the shares of Class A Common Stock. The Selling Stockholder may offer, sell, or distribute all or a portion of its shares of Class A Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Stockholder pursuant to this prospectus. However, we may receive up to $200.0 million (which commitment amount may be increased to up to $350.0 million at FFIE’s election) in aggregate gross proceeds from sales of our Class A Common Stock to the Selling Stockholder that we may, in our discretion, elect to make, from time to time after the date of this prospectus, pursuant to the Purchase Agreement.

The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our Class A Common Stock by the Selling Stockholder and any discounts, commissions, or concessions received by the Selling Stockholder are deemed to be underwriting discounts and commissions under the Securities Act.

The Selling Stockholder may sell the shares of our Class A Common Stock included in this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Stockholder may sell the shares in the section entitled “Plan of Distribution.” the Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act.

The Selling Stockholder will pay all brokerage fees and commissions and similar expenses in connection with the offer and resale of the shares by the Selling Stockholder pursuant to this prospectus. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering under the Securities Act the offer and resale of the shares included in this prospectus by the Selling Stockholder, including legal and accounting fees. See “Plan of Distribution.”

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Sales of a substantial number of shares of Class A Common Stock in the public market, including the resale of the shares of common stock held by the Selling Stockholder pursuant to this prospectus or pursuant to Rule 144, could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of the Class A Common Stock and make it more difficult for you to sell your holdings at times and prices that you determine are appropriate. Furthermore, we expect that, because there is a large number of shares being registered pursuant to the registration statement of which this prospectus forms a part, the Selling Stockholder will continue to offer the securities covered thereby pursuant to this prospectus or pursuant to Rule 144 for a significant period of time, the precise duration of which cannot be predicted. Accordingly, the adverse market and price pressures resulting from an offering pursuant to the registration statement may continue for an extended period of time.

Our shares of Class A Common Stock and our public warrants (the “Public Warrants”) are listed on The Nasdaq Stock Market (“Nasdaq”), under the symbols “FFIE” and “FFIEW.” On December 7, 2022, the closing price of our Class A Common Stock was $0.2496 per share and the closing price of our Public Warrants was $0.055 per Public Warrant.

The shares of Class A Common Stock being offered pursuant to this prospectus are shares of Faraday Future Intelligent Electric Inc. (“FFIE”), a holding company incorporated in the State of Delaware. As a holding company with no material operations of its own, FFIE conducts its operations through its operating subsidiaries. We currently have a majority of our operations in the U.S. conducted through our U.S.-domiciled operating subsidiaries. We also operate our business in the People’s Republic of China and plan to have significant operations in the future in both Mainland China and Hong Kong (together, “PRC” or “China”) through our subsidiaries organized in the PRC (collectively, the “PRC Subsidiaries”). Investors in our Class A Common Stock should be aware that they are purchasing equity solely in FFIE, a Delaware holding company. There are various risks associated with our current operating presence in China and the potential expansion of our operations in China (including Hong Kong), which is subject to political and economic influence from China. Recently, the Chinese government initiated a series of regulatory actions and made statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies that seek to be listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated if any, and the potential impact such modified or new laws and regulations will have on our business operations, our ability to accept foreign investments and to maintain FFIE’s listing on a U.S. exchange. The Chinese government may intervene or influence the operations of our PRC Subsidiaries, or at any time exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or a material reduction in the value of our Class A Common Stock and warrants. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our and the Selling Stockholder’s ability to offer or continue to offer our shares of Class A Common Stock to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to our PRC operations, see “Risk Factors - Risks Related to FF’s Operations in China.”

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Class A Common Stock involves a high degree of risks. See the section entitled “Risk Factors” beginning on page 10 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2022.

You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. Neither we nor the Selling Stockholder has authorized anyone to provide you with different information. Neither we nor the Selling Stockholder is making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any applicable prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document. Since the respective dates of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed.

Unless the context indicates otherwise, references in this prospectus to “FFIE” refer to Faraday Future Intelligent Electric Inc. (f/k/a Property Solutions Acquisition Corp.), a holding company incorporated in the State of Delaware, and not to its subsidiaries, and references herein to the “Company,” “FF,” “we,” “us,” “our” and similar terms refer to FFIE and its consolidated subsidiaries. We refer to our primary operating subsidiary in the U.S., Faraday&Future Inc., as “FF U.S.” We refer to all our subsidiaries organized in China (including Hong Kong) collectively as the “PRC Subsidiaries,” a complete list of which is set forth in Exhibit 21.1 to the registration statement of which this prospectus forms a part. References to “PSAC” refer to Property Solutions Acquisition Corp., a Delaware corporation, our predecessor company prior to the consummation of the Business Combination (as defined herein), and “Legacy FF” refers to FF Intelligent Mobility Global Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, together with its consolidated subsidiaries, prior to the Business Combination (as defined herein).

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using the “shelf” registration process. Under this shelf registration process, the Selling Stockholder may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by the Selling Stockholder of the securities offered by them described in this prospectus.

Neither we nor the Selling Stockholder has authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Stockholder takes responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Stockholder will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus entitled “Where You Can Find More Information.”

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of management. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning the Company’s possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, among others, could affect the Company’s future results and could cause those results or other outcomes to differ materially from those expressed or implied in the Company’s forward-looking statements:

●	the Company’s ability to raise sufficient funds to continue its operations and carry out its business plan;

●	whether stockholders will approve an amendment to FFIE’s second amended and restated certificate of incorporation to increase FFIE’s authorized shares for FFIE to have sufficient shares to satisfy certain of its contractual obligations, as well as future equity financing;

●	the Company’s ability to attract and retain qualified officers and directors;

●	changes adversely affecting the business in which the Company is engaged;

●	the implementation of the Special Committee’s remediation actions and the Company’s related follow-up actions, and the ability of the Company to attract and retain employees;

●	the Company’s ability to execute on its plans to develop and market its vehicles and the timing and cost of these development and marketing programs;

●	the Company’s ability to manage its indebtedness, including its ability to refinance its current indebtedness;

●	the ability of the Company’s suppliers to deliver necessary components for the Company’s products;

●	the Company’s ability to successfully develop or obtain licenses and other rights to certain technology to reach production for its vehicles;

●	the Company’s ability to remediate the identified material weaknesses in its internal control over financial reporting;

●	the Company’s ability to navigate economic, operational and legal risks specific to operations based in China;

●	the Company’s estimates of the size of the markets for its vehicles and the costs to bring its vehicles to market;

●	the rate and degree of market acceptance of the Company’s vehicles;

●	the success of other competing manufacturers;

●	the performance and security of the Company’s vehicles;

●	ongoing and potential litigation involving PSAC or the Company and the outcome of the SEC and the United States Department of Justice (the “DOJ”) investigations;

●	general economic conditions; and

●	the impact of the COVID-19 pandemic and its effect on the business and financial conditions of the Company.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section. The risks described in “Risk Factors” are not exhaustive. New risk factors emerge from time to time, and it is not possible for us to predict all such risk factors, nor can the Company assess the impact of all such risk factors on its business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. The Company undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

iii

SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus, or the documents incorporated by reference herein. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus, the registration statement of which this prospectus is a part and the documents incorporated by reference herein carefully, including the information set forth under the heading “Risk Factors” and our financial statements.

The Company

Faraday Future Intelligent Electric, Inc. (“FFIE,” and with its consolidated subsidiaries, “FF,” “the Company,” “we,” “us” or “our”) is a California-based global shared intelligent mobility ecosystem company with a vision to disrupt the automotive industry.

With headquarters in Los Angeles, California, FF designs and engineers next-generation intelligent, connected, electric vehicles. FF intends to manufacture vehicles at its production facility in Hanford, California, with additional future production capacity needs addressed through a contract manufacturing agreement with Myoung Shin Co., Ltd., an automotive manufacturer headquartered in South Korea. FF has additional engineering, sales, and operational capabilities in China and is exploring opportunities for potential manufacturing capabilities in China through a joint venture or other arrangement.

Since its founding, FF has created major innovations in technology and products, and a user centered business model. We believe these innovations will enable FF to set new standards in luxury and performance that will enhance quality of life and redefine the future of intelligent mobility.

Background

Property Solutions Acquisition Corp., a special purpose acquisition company incorporated in Delaware, completed its initial public offering in July 2020. On July 21, 2021, Faraday Future Intelligent Electric Inc. (f/k/a Property Solutions Acquisition Corp.), a Delaware corporation, consummated the previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of January 27, 2021 (as amended, the “Merger Agreement”), by and among FFIE, PSAC Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly-owned subsidiary of PSAC (“Merger Sub”), and FF Intelligent Mobility Global Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Legacy FF”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Legacy FF, with Legacy FF surviving the merger as a wholly-owned subsidiary of FFIE (the “Business Combination”). Upon the consummation of the Business Combination, the registrant changed its name from “Property Solutions Acquisition Corp.” to “Faraday Future Intelligent Electric Inc.” Legacy FF is considered FFIE’s accounting acquirer.

Pursuant to the terms of the Merger Agreement, the Business Combination was effected on July 21, 2021 through the merger of Merger Sub with and into Legacy FF, with Legacy FF surviving as the surviving company and a wholly-owned subsidiary of FFIE. Upon closing the Business Combination, FFIE received $229.6 million in gross proceeds, of which FFIE received $206.4 million in cash, after payment of PSAC’s transaction costs related to the Business Combination and redemptions of $0.2 million. At the closing of the Business Combination, the outstanding Legacy FF Class A ordinary shares, par value $0.00001 per share, Legacy FF Class B ordinary shares, par value $0.00001 per share, Legacy FF Class A-1 preferred shares, par value $0.00001 per share, Legacy FF Class A-2 preferred shares, par value $0.00001 per share, Legacy FF Class A-3 preferred shares, par value $0.00001 per share and Legacy FF redeemable preferred shares, par value $0.00001 per share were canceled and converted into a right to receive a pro rata portion of the 127.9 million Class A Common Stock, and the outstanding Legacy FF converting debt and certain other outstanding liabilities of Legacy FF were canceled and converted into the right to receive pro rata portions of approximately 24.5 million shares of Class A Common Stock and the outstanding Legacy FF Class B preferred shares, par value $0.00001 per share were canceled and converted into the right to receive pro rata portions of approximately 64.0 million shares of Class B Common Stock, par value $0.0001 per share, of FFIE (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”). Additionally, Legacy FF options and Legacy FF warrants that were outstanding immediately prior to the closing of the Business Combination (and by their terms did not terminate upon the closing of the Business Combination) remained outstanding and converted into the right to purchase pro rata portions of approximately 44.9 million shares of Class A Common Stock. Holders of the Legacy FF shares issued and outstanding as of immediately prior to the closing of the Business Combination also have the contingent right to receive up to 25.0 million shares of Class A Common Stock in two tranches upon the occurrence of certain stock price-based triggering events as set forth in the Merger Agreement (“Earnout Shares”).

On July 21, 2021, a number of purchasers (each, a “Subscriber”) purchased from FFIE an aggregate of 76.1 million shares of Class A Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $761.4 million, out of which FFIE received $692.4 million after payment of FFIE’s transaction costs of $69.0 million), pursuant to separate subscription agreements entered into effective as of January 27, 2021 (each, a “Subscription Agreement” and such investment in the PIPE Shares by the Subscribers collectively, the “Private Placement”). Pursuant to the Subscription Agreements, FFIE gave certain registration rights to the Subscribers with respect to the PIPE Shares. The sale of the PIPE Shares was consummated concurrently with the closing of the Business Combination.

Our shares of Class A Common Stock and our Public Warrants are currently listed on The Nasdaq Stock Market (“Nasdaq”) under the symbols “FFIE” and “FFIEW,” respectively.

Recent Developments

Governance Changes – Governance Agreement with FF Top and FF Global and Director Resignations

FF Global, through its subsidiary FF Top, the Company’s largest stockholder, has the ability to significantly influence the Company’s management and operations, including the composition of the FFIE Board of Directors (the “Board”). From June 2022 through September 2022, FF Top asserted that it had the right to remove Mr. Brian Krolicki from the Board pursuant to a Shareholder Agreement entered into by FFIE and FF Top, dated July 21, 2021 (the “Shareholder Agreement”). However, the Company disagreed that FF Top had the right under the Shareholder Agreement to remove Mr. Krolicki. Nevertheless, the Company agreed to hold a special meeting of stockholders after FF Top sought Mr. Krolicki’s removal but made no recommendation to stockholders with respect to such proposal. On August 8, 2022, the Company filed a preliminary proxy statement with the SEC in connection with such special stockholder meeting, and on August 17, 2022, FF Global filed a preliminary proxy statement soliciting votes in favor of removing Mr. Krolicki’s removal from the Board. On August 29, 2022, the Company filed a Current Report on Form 8-K responding to what it believes to be misstatements in FF Global’s preliminary proxy statement. Beginning in September 2022, FF Top began seeking the removal of Ms. Susan Swenson, also pursuant to the Shareholder Agreement. Pursuant to the Shareholder Agreement, both Mr. Krolicki and Ms. Swenson are FF Top director designees.

On September 19, 2022, FF Global filed a lawsuit in the Chancery Court of the State of Delaware seeking the removal of Mr. Krolicki and Ms. Swenson from the Board, among other things.

On September 23, 2022, the Company entered into a Heads of Agreement (the “Heads of Agreement”) with FF Global and FF Top, pursuant to which the Company has implemented significant changes to the Board and Company governance. Effective as of September 23, 2022, the Company (a) increased the size of the Board from nine to ten; (b) appointed Mr. Adam (Xin) He to fill the vacancy resulting from such increase in the size of the Board until the 2022 annual general meeting of stockholders of the Company (the “2022 AGM”); (c) appointed Mr. He to the Audit Committee and the Nominating and Corporate Governance Committee of the Board; and (d) agreed to not remove Mr. He from either committee prior to the 2022 AGM. As of the date hereof, FFIE expects to hold the 2022 annual meeting in January 2023.

Pursuant to the Heads of Agreement, FF Top and FF Global caused all actions in the Court of Chancery of the State of Delaware, and any other forum, filed by FF Top, FF Global and/or any of their respective controlled affiliates as of the effective date of the Heads of Agreement, naming the Company or any of its directors or officers to be dismissed without prejudice as of September 27, 2022.

Pursuant to the Heads of Agreement, the Company, FF Global and FF Top agreed that Ms. Swenson would step down from her role as Executive Chairperson and all non-director positions, Board leadership and committee positions at the Company, and subject to the satisfaction of certain financing funding conditions, Ms. Swenson and Mr. Krolicki would resign as directors of the Company. Further, under the Heads of Agreement, except for Mr. He (based on the current composition of the Board), no incumbent directors will be renominated at the 2022 AGM without the approval of the Selection Committee, consisting of Mr. He (the designee from the Nominating and Corporate Governance Committee of the Board reasonably acceptable to FF Top), the Global CEO and Mr. Chui Tin Mok (the individual designated by FF Top and reasonably acceptable to the Company). The Selection Committee is in the process of identifying additional independent director candidates, and FFIE expects to file a proxy statement and schedule the 2022 AGM as promptly as practicable after a sufficient number of additional independent director candidates has been identified for election at the 2022 AGM.

As a result of the governance settlement described above and other recent developments, we expect that the composition of the Board will change substantially effective as of the completion of the 2022 AGM. See “Risk Factors – Risks Related to FF’s Business and Industry – The composition of FFIE’s Board has changed, and is expected to further change substantially prior to or immediately following completion of the 2022 AGM.” In addition, as a result of these developments, Mr. Yueting Jia and FF Global have strengthened their already significant influence over the Company. See “Risk Factors – Risks Related to FF’s Business and Industry – Yueting Jia and FF Global, over which Mr. Jia exercises influence, have the ability to significantly influence the Company’s management, business and operations, and may use this ability in ways that are not aligned with the Company’s business or financial objectives or strategies or that are otherwise inconsistent with the Company’s interests. Such significant influence may increase if and to the extent the current members of the Board and management are removed and replaced with individuals who are aligned with Mr. Jia and/or FF Global” and “Management – Governance Agreement with FF Top and FF Global.”

The above is only a summary of the Heads of Agreement. See “Management – Governance Agreement with FF Top and FF Global” for a more fulsome discussion of the Heads of Agreement and other related agreements among the Company, FF Top and FF Global.

Shortly following the execution of the Heads of Agreement, FF Global began making additional demands of the Company which were beyond the scope of the terms contemplated by the Heads of Agreement and pertained to, among other things, the Company’s management reporting lines and certain governance matters. On September 30, 2022, FF Global alleged that the Company was in material breach of the spirit of the Heads of Agreement. The Company believes it is in full compliance with the Heads of Agreement and intends to comply with its terms, and disputes any characterization to the contrary. While the Company is in discussions with FF Global regarding these additional demands, such disputes divert management and Board resources and are costly. There can be no assurance that this or any other dispute between the Company and FF Global will not result in litigation. See “Risk Factors – Risks Related to FF’s Business and Industry – Disputes with our stockholders are costly and distracting.”

On October 3, 2022, Ms. Swenson tendered her resignation from her role as both Executive Chairperson and member of the Board effective immediately, and Mr. He was appointed to serve as Interim (non-Executive) Chairman of the Board effective as of the same date. The Company expects that the Board seated after the 2022 AGM will select a permanent Chairperson of the Board. On the same date, Jordan Vogel, the Company’s former Lead Independent Director, and Scott Vogel, a member of the Board, also provided notice of their intent to resign as members of the Board and from all other positions that they hold at the Company and its subsidiaries. Mr. Scott Vogel resigned effective immediately. Mr. Jordan Vogel’s resignation was effective on October 5, 2022 upon his receipt of a supplemental release from the Company and its subsidiaries, FF Global, the executive committee members of FF Global and their controlled affiliates, and FF Global’s controlled affiliates (including FF Top Holding LLC) (collectively, the “Non-Director Parties”) as contemplated by the Mutual Release, dated as of September 23, 2022, by and among the Non-Director Parties and the directors of the Company and their controlled affiliates, described under “Management – Governance Agreement with FF Top and FF Global.” Effective as of October 3, 2022, Mr. He was appointed Interim Chairman of the Board.

Following the completion of the previously disclosed investigation by a special committee of independent directors (“Special Committee”), the Company and certain of its directors and officers have received numerous e-mail communications from a group of self-described “employee whistleblowers” and from various individuals and entities who represented themselves as current investors of the Company. These communications have included various allegations (including, for example, that certain directors have conspired to push the Company into bankruptcy for their own personal gain) and requests for certain organizational and governance changes. The Company engaged an independent law firm to conduct a thorough independent external investigation with respect to these allegations. The independent investigation found that all such allegations have been without merit. In September 2022, certain members of the Board received threats of physical violence and death threats, which the Company has referred to appropriate law enforcement authorities, including state and local police, the Federal Bureau of Investigation, the SEC, the U.S. Department of Justice and relevant international authorities. Each of Ms. Swenson, Messrs. Jordan Vogel and Scott Vogel cited such threats and their fear that their continued association with the Company might heighten the risk to themselves and their respective families as the reasons for their resignations.

Following the resignation of Ms. Swenson, all Company management (including Mr. Yueting Jia) now report directly or indirectly to the Global CEO of the Company (previously Dr. Breitfeld and currently Mr. Xuefeng Chen), until December 9, 2022 (or the next Board meeting thereafter) while the Board continues to evaluate the appropriate FF management reporting lines. Effective as of October 4, 2022, Mr. Jia was also appointed as Founder Advisor, in which capacity he will act as an advisor to the Board (with no change to his current compensation).

On October 14, 2022, FF Top delivered to the Company a “Notice of Nomination of Replacement FF Top Designees” stating, among other things, that FF Top was nominating Ms. Li Han to fill the vacancy on the Board left by Ms. Susan Swenson’s resignation. FF Top asserted the right to nominate Ms. Han to fill the vacancy created by Ms. Swenson’s resignation because such resignation was not effected in accordance with the Heads of Agreement, and thus, the provision that Ms. Swenson’s seat would remain empty until the 2022 AGM did not apply. FF Top maintained that it believed that Ms. Swenson’s vacancy should be filled with a nominee of FF Top, notwithstanding the current level of FF Top’s beneficial ownership of FFIE shares, in light of substantial dilution in its ownership of FFIE shares based on recent financing transactions entered into by FFIE. See “Management – Governance Agreement with FF Top and FF Global” for more information.

On October 22, 2022, the Company and FF Top entered into an amendment (the “FF Top Amendment”) to the Letter Agreement Regarding Advanced Approval, dated as of September 23, 2022, between the Company and FF Top (the “FF Top Voting Agreement”). Pursuant to the FF Top Amendment, FF Top (among other things) reaffirmed its commitment under the FF Top Voting Agreement, in light of the extension of the maturity date of the notes issued pursuant to the Limited Consent and Third Amendment (the “Third Amendment”) dated as of October 24, 2022 to the Securities Purchase Agreement, dated as of August 14, 2022, as amended on September 23, 2022 (the “SPA” and such notes issued pursuant to the SPA, the “SPA Notes”), to vote all of its shares of FFIE voting stock in favor of the proposal to approve (for purposes of the Nasdaq listing rules) the issuance, in the aggregate, of shares in excess of 19.99% of the total issued and outstanding shares of FFIE Common Stock pursuant to the SPA and related financing documents at the special meeting of FFIE stockholders scheduled for November 3, 2022. FF Top’s obligations pursuant to the FF Top Amendment are conditioned on (i) the appointment of Mr. Chad Chen (or a substitute nominee, as applicable), in lieu of Ms. Li Han, to the Board as the fourth FF Top designee no later than October 27, 2022 (provided that Mr. Chad Chen or a substitute nominee, as applicable, is reasonably acceptable to the Nominating and Corporate Governance Committee of the Board with respect to the Nasdaq independence rules and legal compliance and criminal compliance) (provided that if Mr. Chad Chen is not so reasonably acceptable to the Nominating and Corporate Governance Committee of the Board, then FF Top will be permitted to nominate another individual to the Board); and (ii) constructive engagement by Mr. Adam (Xin) He, the Chairman of the Board, directly with representatives of FF Top on certain additional governance and management matters and, to the extent the Chairman of the Board so determines, in his discretion, such matters will be put to a discussion and a vote of the full Board. See “Certain Relationships and Related Person Transactions – Certain Relationships and Related Person Transactions — the Company – Voting Agreements by FF Top Holding LLC and Season Smart Limited” for more information.

On October 27, 2022, Mr. Chad Chen was appointed to the Board. On October 28, 2022, Mr. Brian Krolicki tendered his resignation from the Board effective immediately.

Interim CFO Transition and Appointment of New Independent Auditor

On October 12, 2022, Becky Roof, FFIE’s former Interim CFO, resigned from the Company effective immediately. Ms. Roof’s departure from the Company followed the successful completion of key milestones in FFIE’s SEC reporting and fundraising activities, and was not a result of any disagreement with the Company’s independent auditors or any member of Company management on any matter of accounting principles or practices, financial statement disclosure, or internal controls. On October 22, 2022, the Board appointed Yun Han as Chief Accounting Officer and Interim CFO of the Company, reporting to the Global CEO of the Company (previously Dr. Breitfeld and currently Mr. Xuefeng Chen) (or, following the appointment of a permanent CFO, reporting to the CFO of the Company), effective as of October 25, 2022. The Company is continuing its search to identify and appoint a permanent CFO of the Company.

Effective as of October 28, 2022, Mazars USA LLP was appointed as the Company’s independent registered public accounting firm as of and for the year ending December 31, 2022. The appointment of Mazars USA LLP follows the notification by PricewaterhouseCoopers LLP to FFIE on August 23, 2022 that it was declining to stand for re-election as FFIE’s independent registered public accounting firm for the year ending December 31, 2022 and, effective immediately, was no longer FFIE’s independent registered public accounting firm.

Special Meeting of Stockholders on November 3, 2022

At a special meeting of FFIE stockholders held on November 3, 2022, FFIE stockholders approved the following three proposals: (1) a proposal to approve, as is required by the applicable Nasdaq rules and regulations, transactions involving notes and warrants issued to ATW Partners LLC, RAAJJ Trading LLC, Daguan International Limited and/or their affiliates as committed under the SPA, the Joinder and Amendment Agreement to the SPA (the “Joinder”), dated as of September 25, 2022, by and among FFIE, Senyun International Ltd., FF Simplicity (“FF Simplicity”), an entity affiliated with ATW Partners LLC, and RAAJJ Trading LLC, and the Third Amendment, including the issuance of any shares in excess of 19.99% of the issued and outstanding shares of the Common Stock; (2) a proposal to increase FFIE’s total authorized shares from 825,000,000 to 900,000,000 (the “Share Authorization Proposal”); and (3) a proposal to approve an amendment to the FFIE’s second amended and restated certificate of incorporation (the “Amended and Restated Charter”) to effect a reverse stock split of the Common Stock by a ratio of any whole number in the range of 1-for-2 to 1-for-10, and a corresponding reduction in the number of authorized shares of Common Stock (after adjustment of the number of authorized shares, if applicable, resulting from stockholder approval of the Share Authorization Proposal), with such ratio to be determined in the discretion of the Board and with such action to be effected at such time and date, if at all, as determined by the Board within one year after the conclusion of such special meeting of stockholders. On November 22, 2022, FFIE filed an amendment to its Amended and Restated Charter with the Delaware Secretary of State increasing FFIE’s total authorized shares to 900,000,000.

Committed Equity Financing

On November 11, 2022, we entered into the Purchase Agreement with the Selling Stockholder. Pursuant to the Purchase Agreement, we have the right to sell to the Selling Stockholder up to $200.0 million of shares of our Class A Common Stock (which commitment amount may be increased to up to $350.0 million at FFIE’s election), subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of Class A Common Stock to the Selling Stockholder under the Purchase Agreement, and the timing of any such sales, are at our option, and we are under no obligation to sell any securities to the Selling Stockholder under the Purchase Agreement. See the section of this prospectus entitled “Committed Equity Financing” for additional information regarding the Purchase Agreement and the section entitled “Selling Stockholder” for additional information regarding the Selling Stockholder.

Global Chief Executive Officer Transition

On November 26, 2022, the Board appointed Xuefeng Chen as Global CEO, effective as of November 27, 2022. Mr. Xuefeng Chen replaced Dr. Carsten Breitfeld, who was removed from the Global CEO position by the Board on November 26, 2022. Pursuant to the Company’s Corporate Governance Guidelines, management directors are required to tender their resignation from the Board upon their removal as an officer of the Company. As of the date of this prospectus, Dr. Breitfeld continues to be a member of the Board; however, the Board has requested, and Dr. Breitfeld is expected to tender, his resignation from the Board in accordance with the Corporate Governance Guidelines. The Board expects to accept such resignation immediately upon being tendered.

PRC Subsidiaries

FFIE is a holding company incorporated in the State of Delaware. Faraday&Future Inc. (“FF U.S.”), FF’s primary U.S. operating subsidiary, was incorporated and founded in the State of California in May 2014. We refer to all our subsidiaries organized in China (including Hong Kong) collectively as the “PRC Subsidiaries,” a complete list of which is set forth in Exhibit 21.1 to the registration statement of which this prospectus forms a part. As of the date of this prospectus, our only operating subsidiaries in China (including Hong Kong) are FF Automotive (China) Co. Ltd., Ruiyu Automotive (Beijing) Co., Ltd. and Shanghai Faran Automotive Technology Co., Ltd., each of which was organized in the PRC. For additional information regarding FF’s corporate history, see “Business - Corporate History and Milestones.”

How Cash is Transferred Through Our Corporate Organization

The organizational chart below shows FFIE’s operating subsidiaries* as of the date hereof:

*	Excludes subsidiaries with immaterial operations. FF Hong Kong Holding Limited is a holding company subsidiary organized in Hong Kong. As of the date hereof, LeSEE Automotive (Beijing) Co. Ltd., a subsidiary organized in China, has immaterial operations.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital in and out of the PRC. FFIE is able to transfer cash (U.S. Dollars) to the PRC Subsidiaries through capital contributions (increasing FFIE’s capital investment in the PRC Subsidiaries). FFIE may receive cash or assets declared as dividends from the PRC Subsidiaries. The PRC Subsidiaries can transfer funds to each other when necessary, by way of intercompany loans in the following manners:

●	FF Hong Kong Holding Limited, as the holding company of all the other PRC Subsidiaries, can transfer cash to any PRC Subsidiary through capital contribution. We note Hong Kong’s banking system is outside PRC mainland’s banking system. As a result, when FF Hong Kong Holding Limited transfers cash to a PRC Subsidiary, it is required to follow the SAFE (as defined below) process and regulation.

●	FF Hong Kong Holding Limited, as the holding company of all the other PRC Subsidiaries, may receive cash or assets declared as dividends from the other PRC Subsidiaries.

●	Among PRC Subsidiaries other than FF Hong Kong Holding Limited, one PRC Subsidiary can provide funds through intercompany loan to another PRC Subsidiary and each such PRC Subsidiary is required to follow the rules of China Banking Regulatory Commission and other relevant Chinese authorities. Additionally, one PRC Subsidiary can transfer cash to its subsidiary through capital contribution, and any PRC Subsidiary may receive cash or assets declared as dividends from any of its subsidiaries.

During 2019, FF Inc., a U.S.-based subsidiary incorporated in California, issued a loan to FF Hong Kong Holding Limited, a holding company subsidiary established in Hong Kong, in the aggregate amount of $1.2 million, which was the only transaction that involved the transfer of cash or assets throughout our corporate structure during 2019. During 2020, LeSee Automotive (Beijing) Co. Ltd., a PRC Subsidiary, assigned to Legacy FF its obligation to pay certain notes issued by a third party in the aggregate principal and accrued interest amount of $26.5 million. Also during 2020, Smart Technology Holdings Ltd., a subsidiary incorporated in the Cayman Islands, transferred to FF Hong Kong Holding Limited $1.7 million in cash, in the aggregate, by way of capital contributions to fund the PRC Subsidiaries’ operations. During 2021, Smart Technology Holdings Ltd. transferred to FF Hong Kong Holding Limited $32.1 million, in the aggregate, by way of capital contributions to fund the operations of the PRC Subsidiaries, including $10.0 million proceeds from the sale of PIPE Shares. In August 2021, Legacy FF extended a loan of $50.0 million to FF Automotive (Zhuhai) Co. Ltd., a PRC Subsidiary, for the purpose of acquiring a technology license agreement with a third party. We transferred cash or assets of $9.1 million from Smart Technology Holdings Ltd. to FF Hong Kong Holding Limited during the fourth quarter of 2021. In August 2022 and November 2022, FF U.S. extended a loan of $4.0 million and $2.0 million, respectively, to FF Hong Kong Holding Limited to fund the operations of the PRC Subsidiaries. We will continue to assess the PRC Subsidiaries’ requirements to fund their operations and intend to effect additional contributions as appropriate. As of the date hereof, the PRC Subsidiaries have not transferred cash or other assets to FFIE, including by way of dividends. FFIE does not currently plan or anticipate transferring cash or other assets from our operations in China to any non-Chinese entity.

Capital contributions to PRC companies are governed by the Foreign Investment Law of the People’s Republic of China, and the dividends and distributions from the PRC Subsidiaries are subject to regulations and restrictions of the PRC on dividends and payment to parties outside of the PRC. Applicable PRC law permits payment of dividends to FFIE by our PRC Subsidiaries only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Our operating PRC Subsidiaries are required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until such reserves have reached 50% of the relevant entity’s registered capital. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

PRC Restrictions on Foreign Exchange and Transfer of Cash

Under PRC laws, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies between entities, across borders, and to U.S. investors without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where Chinese Yuan (“CNY”) is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with SAFE or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents our PRC Subsidiaries from obtaining sufficient foreign currencies to satisfy their foreign currency demands, our PRC Subsidiaries may not be able to pay dividends in foreign currencies to FFIE. Further, we cannot assure you that new regulations or policies will not be promulgated in the future that would have the effect of further restricting the remittance of CNY into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment thereof, that the PRC Subsidiaries will be able to fund their future activities which are conducted in foreign currencies, including the payment of dividends.

Furthermore, under PRC laws, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Our PRC Subsidiaries shall appropriate 10% of the net profits as reported in their statutory financial statements (after offsetting any prior year’s losses) to the statutory surplus reserves until the reserves have reached 50% of their registered capital. As a result, our PRC Subsidiaries may not have sufficient, or any, distributable profits to pay dividends to us. See “Risk Factors – Risks Related to FF’s Operations in China – FFIE is a holding company and, in the future, may rely on dividends and other distributions on equity paid by the PRC Subsidiaries to fund any cash and financing requirements that FFIE may have, and the restrictions on PRC Subsidiaries’ ability to pay dividends or make other payments to FFIE could restrict FFIE’s ability to satisfy its liquidity requirements and have a material adverse effect on FFIE’s ability to conduct its business” for a more detailed discussion of the relevant risks relating to restrictions on foreign exchange and transfer of cash.

Requirements Under PRC Laws and Regulations

Under current PRC laws and regulations, each of our PRC Subsidiaries is required to obtain a business license to operate in the PRC. Our PRC Subsidiaries have all received the requisite business license to operate, and no application for business license had been denied.

As our operations in the PRC expand, our PRC Subsidiaries will be required to obtain approvals, licenses, permits and registrations from PRC regulatory authorities, such as the State Administration for Market Regulation, the National Development and Reform Commission, Ministry of Commerce (“MOFCOM”), and the Ministry of Industry and Information Technology (“MIIT”), which oversee different aspects of the electric vehicle business. As of the date hereof, no application by our PRC Subsidiaries for any such approvals, licenses, permits and registrations that are currently applicable to them had been denied, but there can be no assurance that the PRC Subsidiaries will be able to maintain their existing licenses or obtain new ones. See “Risk Factors — Risks Related to FF’s Operations in China — FF may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by FF’s PRC Subsidiaries” for a more detailed discussion of the risks relevant to the regulations relating to the operations of the PRC Subsidiaries.

We do not believe any permission is required from any Chinese authorities (including the China Securities Regulatory Commission (the “CSRC”) and the Cyberspace Administration of China (the “CAC”)) in connection with this offering. We do not and immediately prior to the consummation of this offering, will not possess over one million of PRC-based individual’s personal information. With respect to this offering, after consulting our PRC counsel, Fangda Partners, we believe we are currently not subject to the requirement under the Cybersecurity Review Measures that a network platform operator which possesses more than one million users’ personal information must apply for a cybersecurity review with CAC before listing abroad. In addition, as of the date of this prospectus, after consulting our PRC counsel, we are not aware of any other laws or regulations currently effective in the PRC which explicitly require us to obtain any permission from the CSRC or other Chinese authorities to consummate this offering, nor had we received any inquiry, notice, or warning in connection with this offering from the CSRC or any other Chinese authorities. However, there can be no assurance that the relevant Chinese authorities, including the CSRC and the CAC, would reach the same conclusion as us, and that the CSRC, the CAC or any other Chinese authorities would not promulgate new rules or interpret or implement current rules that would require us to obtain governmental approvals from the CSRC, the CAC or other Chinese authorities for this offering. See “Risk Factors – Risks Related to FF’s Operations in China – The approval of, or filing or other administrative procedures with, the China Securities Regulatory Commission or other PRC governmental authorities may be required in connection with certain of our financing activities, and, if required, we cannot predict if we will be able to obtain such approval or complete such filing or other administrative procedures” and “Risk Factors – Risks Related to FF’s Operations in China – We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations” for a more detailed discussion of the relevant risks relating to the applicable of PRC laws and Regulations.

Summary Risk Factors

An investment in our Class A Common Stock involves substantial risk. The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may have a material adverse effect on our business, cash flows, financial condition and results of operations. Important factors and risks that could cause actual results to differ materially from those in the forward-looking statements include, among others, the following:

Risks Related to FF’s Business and Industry

●	FF has a limited operating history and faces significant barriers to growth in the electric vehicle industry.
●	FF has incurred losses in its business operations and anticipates that it will continue to incur losses in the future. It may never achieve or sustain profitability.
●	FF expects its operating expenses to increase significantly in the future, which may impede its ability to achieve profitability.
●	FF needs to raise additional capital in the near term, and currently does not have sufficient cash on hand to launch the FF 91 and may be unable to meet its capital requirements.
●	FF has historically incurred substantial indebtedness and may continue to do so.
●	FF’s vehicles are in development and the delivery of FF’s first vehicle has experienced, and may continue to experience, significant delays.
●	For the audits of the years ended December 31, 2021 and 2020, FF’s former independent auditor’s report included an explanatory paragraph relating to FF’s ability to continue as a going concern.
●	FF is taking remedial measures in response to the Special Committee findings. There can be no assurance that such remedial measures will be successful. In addition, there can be no assurance that such remedial measures will be fully implemented in light of the recent corporate governance agreement with FF Top and FF Global.
●	FF is involved in an SEC investigation, and may be further subject to investigations and legal proceedings related to the matters underlying the Special Committee investigation.
●	FF will depend on revenue generated from a single model of vehicles in the foreseeable future.
●	The market for FF’s vehicles is nascent and not established. FF only had 369 pre-orders as of November 17, 2022 and other non-binding indications of interest, and there can be no assurance that such pre-orders and other indications of interest will be converted into actual binding orders or sales.
●	FF is dependent on its suppliers, the majority of which are single-source suppliers. The inability of these suppliers to timely deliver necessary components for FF products, and disruption of supply or increases in costs of materials could harm FF’s business.
●	FF may not develop the complex software and technology systems necessary for the production of its electric vehicles.
●	FF identified material weaknesses in its internal control over financial reporting.
●	FF’s decision to manufacture its own vehicles in its leased Hanford, California facility does not guarantee FF will not incur significant delays in the production of the vehicles.
●	FF’s contract manufacturer or other future contract manufacturer may fail to timely produce and deliver vehicles.
●	FF has minimal experience servicing and repairing its vehicles. The inability to adequately service vehicles may adversely affect FF’s business.
●	Industry competition may adversely affect FF’s revenues, increase its costs to acquire new customers, and hinder its ability to acquire new customers.
●	FF’s go-to-market and sales strategy will require substantial investment and commitment of resources and is subject to numerous risks and uncertainties.
●	FF faces risks related to natural disasters, climate change, health epidemics and pandemics, terrorist attacks, civil unrest and other circumstances outside its control.
●	If FF is unable to attract and/or retain key employees and hire qualified Board members, officers and other individuals, its ability to compete could be harmed.
●	FF has elected to protect some of its technologies as trade secrets rather than as patents; however, this approach has certain risks and disadvantages.
●	FF and its manufacturing partners may be subject to increased environmental and safety or other regulations and disclosure rules resulting in higher costs, cash expenditures, and/or sales restrictions.
●	FF may be subject to risks associated with autonomous driving technology.
●	FF’s vehicles will make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.
●	Yueting Jia, FF’s founder and Chief Product and User Ecosystem Officer, is closely associated with the Company’s image and brand, and his public image may color public and market perceptions of FF. Negative information about Mr. Jia may adversely impact FF. Disassociating from Mr. Jia could also adversely impact FF.
●	Yueting Jia is subject to restrictions in China that may continue if not all creditors participating in his personal bankruptcy restructuring plan request his removal from such restrictions. These restrictions may adversely impact FF’s China strategy.
●	FFIE relies on FF Global, FF Top and individuals under FF Global’s and FF Top’s control for information relating to certain matters required to be disclosed in FFIE’s SEC filings, and their failure to provide such information could adversely affect FFIE’s ability to comply with its disclosure obligations.
●	Yueting Jia and FF Global, over which Mr. Jia exercises significant influence, have the ability to significantly influence the Company’s management, business and operations, and may use this ability in ways that are not aligned with the Company’s business or financial objectives or strategies or that are otherwise inconsistent with the Company’s interests. Such significant influence may increase if and to the extent the current members of the Board and management are removed and replaced with individuals who are aligned with Mr. Jia and/or FF Global.
●	Disputes with our stockholders are costly and distracting.
●	The composition of FFIE’s Board has changed, and is expected to further change substantially prior to or immediately following completion of the 2022 AGM.
●	FF is subject to legal proceedings and claims arising in and outside the ordinary course of business.

Risks Related to FF’s Operations in China

FF operates in China, and plans to have significant operations in the future in China (including Hong Kong) through its subsidiaries organized in the PRC (including Hong Kong) (collectively, the “PRC Subsidiaries”), and faces various legal and operational risks associated with doing business in China, which could result in a material change in the operations of our PRC Subsidiaries, cause the value of FFIE’s securities to significantly decline or become worthless, and significantly limit or completely hinder FF’s ability to accept foreign investments, and FFIE’s and the Selling Stockholder’s ability to offer or continue to offer our shares of Class A Common Stock to investors. FF also faces similar risks related to its expansion plans in Hong Kong, which is subject to political and economic influence from China. These risks, each discussed in detail in the section “Risk Factors — Risks Related to FF’s Operations in China,” include:

●	Changes in the political and economic policies of the PRC government may materially and adversely affect FF.
●	Uncertainties with respect to the Chinese legal system, regulations and enforcement policies could have a material adverse effect on FF.
●	Foreign currency fluctuations could reduce the value of our Common Stock and dividends paid on our Common Stock.
●	Changes in the laws and regulations of China or noncompliance with them could adversely affect FF.
●	Restrictions on PRC Subsidiaries’ ability to pay dividends or make other payments to FFIE in the future could restrict FFIE’s ability to satisfy its liquidity requirements and have a material adverse effect on FFIE’s business.
●	FFIE may be classified as a PRC “resident enterprise,” which would likely result in unfavorable tax consequences to FFIE and its non-PRC enterprise stockholders.
●	FFIE and its stockholders face uncertainty with respect to indirect transfers of equity interests in China resident enterprises through transfer of non-Chinese-holding companies.

●	PRC regulation of loans to and direct investments in PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC Subsidiaries.
●	The PRC government can take regulatory actions and make statements to regulate business operations in China with little advance notice, so our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain, and actions related to oversight and control over offerings that are conducted overseas and/or foreign investment in issuers with substantial operations in China could significantly limit or completely hinder our and the Selling Stockholder’s ability to offer or continue to offer shares of Class A Common Stock $0.0001 par value, and warrants to purchase shares of Class A Common Stock to investors and cause the value of our securities to significantly decline or be worthless.
●	The approval of, or filing or other administrative procedures with, the China Securities Regulatory Commission or other PRC governmental authorities may be required in connection with certain of our financing activities, and, if required, we cannot predict if we will be able to obtain such approval or complete such filing or other administrative procedures.
●	Certain PRC rules and regulations establish complex procedures for some acquisitions by foreign investors, which could make it more difficult for us to grow in China.
●	FF may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by FF’s PRC Subsidiaries.
●	We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection.
●	Any independent auditor operating in China that FF engages for its operations in China is currently not permitted to be subject to inspection by the Public Company Accounting Oversight Board (“PCAOB”).
●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.
●	There may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing actions in China against us and our management.

Risks Related to this Offering

●	It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to the Selling Stockholder, or the actual gross proceeds resulting from those sales. Further, we may not have access to any or the full amount available under the Purchase Agreement with the Selling Stockholder.
●	The securities being offered in this prospectus represent a substantial percentage of our outstanding Class A Common Stock, and the sales of such securities, together with the sale of the Class A Common Stock and warrants being offered for resale in the Registration Statement on Form S-1 (File No. 333-258993) (the
“Additional Prospectus”), or the perception that these sales could occur, could cause the market price of our Class A Common Stock to decline significantly.
●	Certain holders of FFIE’s Common Stock may earn a positive return on sales of their shares of Common Stock, notwithstanding the fact that our stock may continue to trade well below the effective purchase price for such shares.
●	The sale and issuance of our Class A Common Stock to the Selling Stockholder will cause dilution to our existing stockholders, and the sale of the shares of Class A Common Stock acquired by the Selling Stockholder, or the perception that such sales may occur, could cause the price of our Class A Common Stock to fall.
●	Investors who buy shares of Class A Common Stock at different times will likely pay different prices.
●	FF’s management team will have broad discretion over the use of the net proceeds from our sale of shares of Class A Common Stock to the Selling Stockholder, if any, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Risks Related to Our Common Stock

●	FFIE has not paid dividends on the Class A Common Stock and its ability to do so in the future will be subject to its subsidiaries’ ability to distribute cash to it.
●	FFIE is subject to complex public company rules and regulations, and there can be no assurance that FFIE will be able to comply with them. FFIE will continue to incur increased burdens as a public company.
●	FF may be required to take write-downs or write-offs, or FF may be subject to restructuring, impairment or other charges.
●	The price of the Class A Common Stock has been and may continue to be volatile, and you could lose all or part of your investment. Sale by certain holders of the Class A Common Stock may negatively impact the market price of the Class A Common Stock, while such holders may still receive significant proceeds.
●	FF’s tax obligations and related filings have become significantly more complex and subject to greater risk of scrutiny.
●	The issuance of additional shares of Common Stock, including upon full conversion of the principal amount of all outstanding SPA Notes and exercise of all outstanding warrants issued pursuant to the SPA, would substantially dilute the ownership interest of existing stockholders.
●	FFIE has granted preferential director nomination rights to certain investors which may cause FFIE to fall out of compliance with Nasdaq listing rules.

●	FFIE does not have sufficient remaining authorized shares of Class A Common Stock to fulfill its obligation to issue shares upon exercise of all of the warrants and conversion of all of the notes issued or issuable under the Second Amended and Restated Note Purchase Agreement, dated as of October 9, 2020 (as amended from time to time, the “NPA”), and SPA, or to pay interest “Make-Whole Amounts” in shares upon conversion. In addition, FFIE does not have sufficient remaining authorized shares of Class A Common Stock to issue and sell to the Selling Stockholder all of the Purchase Shares contemplated by the Purchase Agreement.
●	Concentration of ownership may delay or prevent a change in control. Certain of FFIE’s defensive measures could prevent a takeover that stockholders may consider favorable.
●	Claims for indemnification by our directors and officers may reduce our available funds, including for successful third-party claims against us.
●	FFIE’s dual-class structure may depress the trading price of the Class A Common Stock. In addition, upon FFIE achieving an equity market capitalization of $20.0 billion, the Class B Common Stock held by FF Top will convert from one vote per share to ten votes per share, which will entitle it to have substantial influence over FFIE’s corporate matters. If Nasdaq considers FFIE a “controlled company” upon such conversion, FFIE may qualify for exemptions from certain corporate governance requirements.
●	Negative analyst coverage could affect FFIE’s share price and trading volume.
●	FFIE’s reduced reporting obligations as an “emerging growth company” could make the Common Stock less attractive to investors.
●	If FFIE implements a reverse stock split, the liquidity of its Common Stock and warrants may be adversely effected.

Additional Information

FF’s principal executive office is located at 18455 S. Figueroa Street, Gardena, CA 90248 (telephone number (310) 415-4807). The Company’s website is located at www.ff.com and its investor relations website is located at investors.ff.com. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it is a part.

THE OFFERING

Issuer	Faraday Future Intelligent Electric Inc.

Shares of Class A Common Stock offered by the Selling Stockholder	789,016 Commitment Shares issued to the Selling Stockholder on November 23, 2022. We have not and will not receive any cash proceeds from the issuance of these Commitment Shares; and up to 83,427,220 Purchase Shares we may sell to the Selling Stockholder under the Purchase Agreement from time to time.

Shares of Class A Common Stock outstanding prior to this offering(1)	386,256,244 shares of our Class A Common Stock and 64,000,588 shares of our Class B Common Stock
Shares of Common Stock outstanding after this offering(1)

470,472,480 shares of our Class A Common Stock, assuming the sale of a total of 83,427,220 Purchase Shares and including the 789,016 Commitment Shares previously issued to the Selling Stockholder, and 64,000,588 shares of our Class B Common Stock. The actual number of shares issued will vary depending upon the actual sales prices under this offering.

Use of Proceeds

We will not receive any proceeds from the resale of shares of our Class A Common Stock included in this prospectus by the Selling Stockholder. We may receive up to $200.0 million (which commitment amount may be increased to up to $350.0 million at our election) in aggregate gross proceeds under the Purchase Agreement from sales of our Class A Common Stock that we elect to make to the Selling Stockholder pursuant to the Purchase Agreement, if any, from time to time in our sole discretion.

Any proceeds that we received or receive from sales of our Class A Common Stock to the Selling Stockholder under the Purchase Agreement will be used for working capital and general corporate purposes. See “Use of Proceeds.”

Market for Class A Common Stock	Our shares of Class A Common Stock are currently traded on Nasdaq under the symbol “FFIE.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our securities.

(1)	In this prospectus, unless otherwise indicated, the number of shares of Class A Common Stock outstanding and the other information based thereon reflects 386,256,244 shares of Class A Common Stock outstanding as of November 17, 2022 and does not reflect:

●	36,763,230 shares of Class A Common Stock issuable upon the exercise of outstanding stock options;

●	14,787,899 shares of Class A Common Stock issuable upon the vesting of unvested restricted stock units;

●	64,000,588 shares of our Class A Common Stock issuable upon the conversion of Class B Common Stock;

●	23,375,988 shares of Class A Common Stock issuable upon the exercise of outstanding Public Warrants;

●	276,131 shares of Class A Common Stock issuable upon the exercise of outstanding Private Warrants, all of which were included in the private units purchased by our predecessor’s sponsor and EarlyBirdCapital, Inc. in connection with the initial public offering of PSAC;

●	21,263,758 Earnout Shares issuable to Season Smart, FF Top and certain FF executives, subject to achievement of certain stock price thresholds;

●	42,254,623 shares of Class A Common Stock issuable upon exercise of the outstanding warrants issued in a private placement to certain institutional investors pursuant to the NPA (the “ATW NPA Warrants”);

●	86,800,188 shares of Class A Common Stock issuable upon exercise of outstanding warrants issued pursuant to the SPA (the “SPA Warrants”);

●	72,313,699 shares of Class A Common Stock underlying the SPA Notes convertible at a conversion price equal to $1.05 per share (or $0.8925 for the Initial Bridge Notes (as defined below));

●	143,354,493 shares of Class A Common Stock issuable at conversion price equal to $0.4325 per share in accordance with Make-Whole Amount provisions under the SPA; and

●	15,493,456 shares issuable upon the conversion of outstanding warrants issued in a private placement on August 5, 2021 to Ares Capital Corporation and affiliated entities pursuant to a note purchase agreement with Legacy FF (“Ares NPA Warrants”).

We refer to the Private Warrants, the Public Warrants, the ATW NPA Warrants and the SPA Warrants collectively in this prospectus as the “Warrants.”

For additional information concerning the offering, see “Plan of Distribution.”

RISK FACTORS

Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity, and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this prospectus, any prospectus supplement or in any document incorporated by reference herein or therein are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.

Risks Related to FF’s Business and Industry

FF has a limited operating history and faces significant barriers to growth in the electric vehicle industry.

FF was founded in 2014 and has built several prototype and production-intent vehicles. However, to date, FF has not started commercial production of its first electric vehicle. Based on certain management assumptions, including the availability of new funds beginning in December 2022, suppliers meeting their commitments on program deliverables including parts, and timely and successful certification testing, FF previously expected deliveries of the FF 91 series to begin in the fourth quarter of 2022. However, in light of delayed timing in securing funding commitments needed to fund its projected use of cash, FF no longer expects to begin deliveries of the FF 91 in the fourth quarter of 2022. The timing of first deliveries of FF 91 vehicles is uncertain and is not expected to occur in 2022 and remains subject to various conditions, many of which are outside of FF’s control, including the timing, size, and availability of additional financing as well as the implementation and effectiveness of FF’s headcount reductions and other expense reduction and payment delay measures. FF is in ongoing discussions with potential financing sources for additional capital required to fund operations through the end of 2022 and beyond. Upon successful conclusion of these efforts, FF expects to announce a new timetable for production and delivery of the FF 91. There is no assurance FF will be able to raise sufficient funding to launch the FF 91, develop the manufacturing capabilities and processes, or secure reliable sources of component supply to meet the quality, engineering, design or production standards, or the required production volumes to successfully grow into a viable business.

Furthermore, even if FF achieves commercial production of electric vehicles, it faces significant barriers to growth in the electric vehicle industry, including continuity in development and production of safe and quality vehicles, brand recognition, customer base, marketing channels, pricing policies, talent management, value-added service packages and sustained technological advancement. If FF fails to address any or all of these risks and barriers to entry and growth, its business and results of operation may be materially and adversely affected.

Given FF’s limited operating history, the likelihood of its success must be evaluated especially considering the risks, expenses, complications, delays and the competitive environment in which it operates. There is, therefore, no assurance that FF’s business plan will prove successful. FF will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling its infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with its growth. In addition, due to the capital-intensive nature of FF’s business, it can be expected to continue to incur substantial operating expenses without generating sufficient revenues to cover those expenditures. There is no assurance FF will ever be able to generate revenue, raise additional capital when required or operate profitably. Any investment in FF is therefore highly speculative.

FF has incurred losses in the operation of its business and anticipates that it will continue to incur losses in the future. It may never achieve or sustain profitability.

The design, engineering, manufacturing, sales and service of intelligent, connected electric vehicles is a capital-intensive business. FF has incurred losses from operations and has had negative cash flows from operating activities since inception. FF incurred a net loss of $398.0 million for the nine months ended September 30, 2022 and $517.0 million and $147.0 million for the years ended December 31, 2021 and 2020, respectively. Net cash used in operating activities was $355.0 million for the nine months ended September 30, 2022 and $340.0 million and $41.0 million for the years ended December 31, 2021 and 2020, respectively. Since inception, FF has made significant investments in technology as well as vehicle design, development and tooling, construction of manufacturing facilities, employee compensation and benefits and marketing and branding. FF expects to continue or increase such investments, however, there can be no assurance these investments will result in the successful and timely delivery of FF 91 series or subsequent vehicle programs, or at all.

FF may incur unforeseen expenses, or encounter difficulties, complications, and delays in delivering FF 91 series, and therefore may never generate sufficient revenues to sustain itself. Even if FF brings FF 91 series to market, it may continue to incur substantial losses for reasons including the lack of demand for FF 91 series and the relevant services, increasing competition, challenging macroeconomic conditions, regulatory changes and other risks discussed herein, and so it may never achieve or sustain profitability.

As previously disclosed in the Company’s business update on December 7, 2021 (filed as Exhibit 99.1 to a Current Report on Form 8-K filed by FFIE with the SEC on December 7, 2021), management of FF estimated that FF would require an additional $1.5 billion of funding prior to reaching profitability and positive cash flow in 2024. Given the risks associated with FF’s ability to obtain additional funding to execute on its plans to develop and launch vehicles and begin to generate revenue, the amount of additional funding needed could differ from earlier estimates and the timing to reach profitability and positive cash flows could be further delayed. FF has evaluated a range of alternative operating scenarios in the event fundraising falls short of the Company’s target. These include a scenario where only the FF 91 is initially developed and launched, which would reduce new capital requirements in 2023.

FF expects its operating expenses to increase significantly in the future, which may impede its ability to achieve profitability.

FF expects to further incur significant operating costs which will impact its profitability, including research and development expenses as it introduces new models and improves existing models, capital expenditures in the expansion of its manufacturing capacities, additional operating costs and expenses for production ramp-up, raw material procurement costs, general and administrative expenses as it scales its operations, and sales, marketing, and distribution expenses as it builds its brand and markets its vehicles. Additionally, it may incur significant costs once it delivers FF 91 series, including vehicle service and warranty expenses.

FF’s ability to become profitable in the future will not only depend on its ability to successfully market its vehicles and other products and services, but also to control costs. Ultimately, FF may not be able to adequately control costs associated with its operations for reasons outside its control, including the cost of raw materials such as aluminum, steel and lithium-ion cells. Substantial increases in such costs could increase FF’s cost of revenue and its operating expenses and could reduce its margins. Additionally, unforeseen events such as the current ongoing global pandemic and the conflict in Ukraine could adversely affect supply chains, impacting FF’s ability to control and manage costs. Additionally, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions could result in significant increases in freight charges and raw material costs. If FF is unable to design, develop, manufacture, market, sell and service its vehicles, including providing service in a cost-efficient manner, its margins, profitability, and prospects would be materially and adversely affected.

The rate at which FF may incur costs and losses in future periods compared to current levels may increase significantly, as it:

●	continues to develop FF 91, FF 81, and FF 71 series and Smart Last Mile Delivery (“SLMD”) electric vehicle models;

●	develops and equips its manufacturing facility in Hanford, California to produce FF 91, and prepares for manufacturing capabilities in South Korea and other potential manufacturing options, and in China for additional production capacity for FF 91 and other electric vehicle models;

●	builds up inventories of parts and components for FF 91;

●	develops and expands its design, development, maintenance, servicing and repair capabilities;

●	opens offline FF stores; and

●	increases its sales and marketing activities.

These efforts may be more expensive than FF currently anticipates, and these efforts may not result in increases in revenues, which could further increase its losses. As FF is seeking funding to realize its business operations plan based on its estimated capital requirements, any cost overruns that deviate from FF’s estimates may materially and adversely affect its business prospects, financial condition and results of operations.

FF’s operating results forecast relies in large part upon assumptions and analyses developed by its management. If these assumptions and analyses prove to be incorrect, its actual operating results could suffer.

FF’s previously announced business plan projected a use of cash of approximately $166.0 million for the period October 31, 2022 through December 31, 2022 and $708.0 million for the full-year 2022, which was dependent on certain operating plans and assumptions and the timing and success of FF’s fundraising activities. FF currently expects to reduce its projected use of cash for October 31, 2022 through December 31, 2022 to approximately $55.0 million to $105.0 million and approximately $515.0 million to $565.0 million for the full-year 2022. In response to the delay in obtaining funding commitments and negative macroeconomic trends in the industry in which FF operates, such as supply chain pressures and cost inflation, FF has identified and begun implementation of certain cost reduction and cash conservation measures, including headcount and temporary salary reductions, supplier payment deferrals, and other cost-cutting measures. FF does not believe that the incremental impact of these cost reduction and cash conservation measures will have a material adverse impact on the timing of delivery of the FF 91. There can be no assurance that FF will be successful in implementing these measures.

In order to fund the proposed use of cash, FF may seek to raise additional capital in 2022 (in addition to $132.0 million that has been committed to date) to supplement its cash on hand to fund operations through the end of 2022 and, according to FF management’s projections, FF will be required to seek additional capital to fund operations beyond 2022. From August 14, 2022 through September 25, 2022, the Company obtained commitments from several investors totaling $132.0 million in new convertible note financing and in committed forced warrant exercise proceeds, subject to certain conditions. A total of $73.7 million under these commitments has been funded to date ($62.9 million net of original discount and transaction costs), and $20.0 million is expected to be received by the end of 2022, subject to the satisfaction of certain conditions. Of the remaining balance of $38.3 million, an amount of $20.0 million is committed and contingent upon the launch of the FF 91 and an amount of $18.3 million represents the proceeds from the exercise of certain warrants that the Company can force the conversion of upon meeting certain conditions. Further, pursuant to the Purchase Agreement, the Company has the sole right, but not the obligation, to direct Yorkville from time to time to purchase up to $200.0 million of Class A Common Stock during the commitment period ending November 11, 2025, with an option to increase such amount to $350.0 million at FF’s option, however, FF shall not have the ability to draw funds until the effectiveness of a registration statement for the resale of such shares and the satisfaction of certain other conditions.

The Company has continued financing discussions with multiple parties, but has experienced delays in securing additional funding commitments relative to its business plan included in the Form 8-K filed on July 25, 2022, which have exacerbated the supply chain pressures on FF’s business. These factors, in addition to the continued rise in inflation and other challenging macroeconomic headwinds, have led FF to take steps to preserve its current cash position, including reducing spending, extending payment cycles and implementing other similar measures, as well as working with suppliers to re-evaluate production schedules and timing. FF expects that it may raise additional capital during the remainder of 2022 and will be required to raise additional capital to fund its operations beyond 2022 to support the ramp-up of production of the FF 91 to generate revenues to put it on a path to cash flow break-even. If our ongoing capital raising efforts are unsuccessful or significantly delayed, or if we are unable to satisfy the closing conditions under any of our financing agreements, or if we experience prolonged material adverse trends in our business, our planned and actual production will be further delayed or decreased, and our actual use of cash and revenue for 2022 may also change. While FF is actively engaged in negotiations with potential financing sources, there is no guarantee that it will be able to raise additional capital on terms acceptable to it or at all. In addition to the risk that FF’s assumptions and analyses may prove incorrect, the projections may underestimate the professional fees and other costs to be incurred related to the pursuit of various financing options currently being considered and ongoing legal risks.

FF’s cash needs after the launch of the FF 91 will depend on the extent to which FF’s actual costs vary from FF’s estimates and FF’s ability to control these costs and raise additional funds. Any challenges in supplier engagements, delays in ramping capacity or labor at the Hanford facility or for sales and service engagements, rising prices of materials, or ongoing global supply chain disruptions may further increase the need for additional capital to launch the FF 91 series. In particular, recently, some suppliers have threatened to terminate their relationship with FF because of late payments or requested accelerated payments and other terms and conditions as a result of our past payment history and concerns about the Company’s financial condition, leading to less favorable payment terms than FF had anticipated, and delaying or putting at risk certain deliveries. FF is in active negotiations with these suppliers to minimize these risks. Apart from the FF 91 series, substantial additional capital will be required to fund operations, research, development, and design efforts for future vehicles.

FF’s operating results forecast largely relies on management’s assumptions and analyses, which could be incorrect. Additionally, there cannot be any assurance that FF’s current fundraising efforts will be successful. Whether actual operating and financial results and business developments will be consistent with FF’s expectations and assumptions as reflected in the forecast depends on a number of factors, many of which are outside FF’s control, including, but not limited to:

●	whether it can obtain sufficient capital to sustain and grow its business, including the development and launch of future vehicle models;

●	its ability to manage growth;

●	whether it can manage relationships with key suppliers;

●	whether it can sign up and manage relationships with business partners for them to invest in and operate sales and service centers;

●	the ability to obtain necessary regulatory approvals;

●	demand for its products and services

●	the timing and cost of new and existing marketing and promotional efforts;

●	competition, including established and future competitors;

●	its ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;

●	the overall strength and stability of domestic and international economies;

●	regulatory, legislative and political changes; and

●	consumer spending habits.

Specifically, FF’s results forecast is based on projected purchase prices, unit costs for materials, manufacturing, packaging and logistics, warranty, sales, marketing and service, and its projected number of orders for the vehicles with factors such as industry cost benchmarks taken into consideration. Any of these factors could turn out to be different than those anticipated. Unfavorable changes in any of these or other factors, most of which are beyond FF’s control, could materially and adversely affect its business, prospects, financial results and results of operations.

FF needs to raise additional capital in the near term, and currently does not have sufficient cash on hand to launch the FF 91 and may be unable to meet its capital requirements, which could jeopardize its ability to continue its business operations.

FF operates in a capital-intensive industry which requires significant cash to fund its operations. FF expects its capital expenditures to continue to be significant for the foreseeable future as it continues to develop and grow its business. FF’s previously announced business plan projected a use of cash of approximately $166.0 million for the period October 31, 2022 through December 31, 2022 and $708.0 million for the full-year 2022, which was dependent on certain operating plans and assumptions and the timing and success of FF’s fundraising activities. FF currently expects to reduce its projected use of cash for October 31, 2022 through December 31, 2022 to approximately $55.0 million to $105.0 million and approximately $515.0 million to $565.0 million for the full-year 2022. In response to the delay in obtaining funding commitments and negative macroeconomic trends in the industry in which FF operates, such as supply chain pressures and cost inflation, FF has identified and begun implementation of certain cost reduction and cash conservation measures, including headcount and temporary salary reductions, supplier payment deferrals, and other cost-cutting measures. FF does not believe that the incremental impact of these cost reduction and cash conservation measures will have a material adverse impact on the timing of delivery of the FF 91. There can be no assurance that FF will be successful in implementing these measures. FF continues to project that it may raise additional funds prior to the end of 2022 in order to continue operations. As of November 17, 2022, FF’s cash position was $32.0 million, including restricted cash of $2.2 million.

Given that FF had 369 pre-orders as of November 17, 2022 and, based on current projections, vehicle deliveries are not expected in 2022, no revenue is expected in 2022. In addition to the risk that FF’s assumptions and analyses may prove incorrect, the projections may underestimate the professional fees and other costs to be incurred related to the pursuit of various financing options currently being considered and ongoing legal risks. FF may seek to raise additional capital in 2022 to supplement its cash on hand to fund operations through the end of 2022 and, according to FF management’s projections, FF will be required to seek additional capital to fund operations beyond 2022.

From August 14, 2022 through September 25, 2022, the Company obtained commitments from several investors totaling $132.0 million in new convertible note financing and in committed forced warrant exercise proceeds, subject to certain conditions. A total of $73.7 million under these commitments has been funded to date ($62.9 million net of original discount and transaction costs), and $20.0 million is expected to be received by the end of 2022, subject to the satisfaction of certain conditions. Of the remaining balance of $38.3 million, an amount of $20.0 million is committed and contingent upon the launch of the FF 91 and an amount of $18.3 million represents the proceeds from the exercise of certain warrants that the Company can force the conversion of upon meeting certain conditions.

The Company is continuing financing discussions with multiple parties, but has experienced delays in securing additional funding commitments relative to its business plan included in the Form 8-K filed on July 25, 2022, which have exacerbated the supply chain pressures on FF’s business. There can be no assurance that FF will be able to successfully obtain additional incremental convertible senior secured note purchasers under the SPA or other debt or equity financing in a timely manner or on acceptable terms, if at all. In particular, FF is currently conducting due diligence on potential financing sources. This process has been time consuming and may result in FF not being able to consummate any financing from these or other financing sources on a timely basis or at all. There can also be no assurance that we will be able to satisfy the closing conditions under our financing agreements. If we are unable to raise sufficient additional funds in the near term, we may be required to further delay our launch plans for the FF 91, reduce headcount, liquidate our assets, file for bankruptcy, reorganize, merge with another entity, and/or cease operations.

FF’s cash needs after the launch of the FF 91 will depend on the extent to which FF’s actual costs vary from FF’s estimates and FF’s ability to control these costs and raise additional funds. Any challenges in supplier engagements, delays in ramping capacity or labor at the Hanford facility or for sales and service engagements, rising prices of materials, or ongoing global supply chain disruptions may further increase the need for additional capital to launch the FF 91 series. In particular, recently, some suppliers have threatened to terminate their relationship with FF because of late payments or requested accelerated payments and other terms and conditions as a result of our past payment history and concerns about FF’s financial condition, leading to less favorable payment terms than FF had anticipated, and delaying or putting at risk certain deliveries. FF is in active negotiations with these suppliers to minimize these risks. Apart from the FF 91 series, substantial additional capital will be required to fund operations, research, development, and design efforts for future vehicles. FF is exploring various alternatives to raise additional funding and finance its ongoing operations, including equipment leasing and construction financing of FF’s Hanford, California production facility, secured syndicated debt financing, convertible notes, working capital loans, and equity offerings, among other options. The particular funding mechanisms, terms, timing, and amounts are dependent on FF’s assessment of opportunities available in the marketplace and the circumstances of the business at the relevant time.

It is difficult to predict the demand for FF’s vehicles and appropriately budget for such expenses; and FF may have limited insight into trends that could emerge and affect its business. As a company, FF does not have experience manufacturing vehicles, and as such, there is no historical basis for FF to make judgments on the demand for its vehicles. If FF is unable to accurately estimate the demand for its vehicles, match the timing and quantities of component purchases to actual needs or successfully implement inventory management and other systems to accommodate the increased complexity in FF’s supply chain, FF may incur unexpected production disruption, and storage, transportation and other costs, which could have a material adverse effect on its business, prospects, financial condition and operating results.

FF may raise additional funds through the issuance of equity, equity related or debt securities, or through obtaining credit from financial institutions or governmental organizations. FF cannot be certain that additional funds will be available on favorable terms when required, or at all, and any such financing is expected to dilute FF’s stockholder value. If FF is unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, its financial condition, results of operations, business and prospects could be materially and adversely affected.

To the extent FF were to further meaningfully delay the launch of the FF 91 series, potential consumers may lose confidence in FF, and customers who have placed pre-orders for FF 91 may cancel pre-orders, which may curtail FF’s growth prospects. Additionally, FF’s competitors may move more quickly to market than FF, which could impact FF’s ability to grow its market share.

FF has historically incurred substantial indebtedness and may incur substantial additional indebtedness in the future, and it may not be able to refinance borrowings on terms that are acceptable to FF, or at all.

Since inception, FF has incurred cumulative losses from operations, negative cash flows from operating activities and has an accumulated deficit of $3,323 million, $2,908 million and $2,391 million as of September 30, 2022, December 31, 2021 and 2020, respectively. In addition, FF had working capital (deficit) (being the extent to which total consolidated current liabilities exceeds total consolidated current assets less restricted cash) of $287.0 million, $288.0 million and $(835.0) million as of September 30, 2022, December 31, 2021 and 2020, respectively. Although FF settled the majority of its existing debt in either equity or cash upon consummation of the Business Combination and paid off certain other indebtedness with the proceeds of the Business Combination, FF may incur additional indebtedness from time to time to support its operations. If FF incurs additional debt, the risks it faces as a result of indebtedness and leverage could intensify. The incurrence of any additional debt could:

●	limit FF’s ability to satisfy obligations under certain debt instruments, to the extent there are any;

●	cause FF to seek bankruptcy protection or enter into other insolvency proceedings in the event FF is not able to renew or refinance any existing indebtedness as it becomes due;

●	increase FF’s vulnerability to adverse general economic and industry conditions;

●	require FF to dedicate a substantial portion of cash flow from operations to servicing and repaying indebtedness, thereby reducing the availability of cash flow to fund its working capital, capital expenditures, and other general corporate purposes;

●	increase its exposure to interest rate and exchange rate fluctuations;

●	limit its ability to borrow additional funds and impose additional financial and other restrictions on FF, including limitations on declaring dividends; and

●	increase the cost of additional financing.

Commercial banks, financial institutions and individual lenders may have concerns in providing additional financing for FF’s operations. The governments of the United States, China and Europe may also pass measures or take other actions that may tighten credit available in relevant markets. Any future monetary tightening measures as well as other monetary, fiscal and industrial policy changes and/or political actions by those governments could materially and adversely affect FF’s cost and availability of financing, liquidity, access to capital, and ability to operate our business.

FF’s vehicles are in development and the delivery of FF’s first vehicle has experienced, and may continue to experience, significant delays.

FF has not yet commenced production of any model and has not recognized any revenue as of the date hereof. FF’s future business depends in large part on its ability to execute on its plans to develop, manufacture, market, sell and deliver electric vehicles, including FF 91, FF 81, FF 71 series, and SLMD electric vehicle models that appeal to customers. FF previously expected deliveries of the FF 91 series to begin in the fourth quarter of 2022. However, in light of delayed timing in securing funding commitments needed to fund its projected use of cash, FF no longer expects to begin deliveries of the FF 91 in the fourth quarter of 2022. The timing of first deliveries of FF 91 vehicles is uncertain and is not expected to occur in 2022 and remains subject to various conditions, many of which are outside of FF’s control, including the timing, size, and availability of additional financing as well as the implementation and effectiveness of FF’s headcount reductions and other expense reduction and payment delay measures. It is also subject to suppliers meeting their commitments on program deliverables including parts, and timely and successful certification testing. FF may experience further delays due to reasons such as insufficient capital, supply shortages, design defects, talent gaps, and/or force majeure. For example, FF relies on third-party suppliers for the provision and development of many key components used in FF 91 and other models. To the extent FF’s suppliers experience any delays in providing or developing necessary components, or if they experience quality issues, FF could experience delays in delivering on its timelines. In addition, if FF has to adjust and/or reduce or suspend certain payments to suppliers, such adjustments and/or reductions could further delay the launch date of the FF 91.

To the extent FF were to further meaningfully delay the launch of the FF 91 series, potential consumers may lose confidence in FF, and customers who have placed pre-orders for FF 91 may cancel pre-orders, which may curtail FF’s growth prospects. Additionally, FF’s competitors may move more quickly to market than FF, which could impact FF’s ability to grow its market share.

With FF’s vehicle still under development, FF does not have any current customers or any binding pending orders and there is no assurance non-binding pre-orders and other non-binding indications of interest will be converted into binding orders or sales.

To date, FF has not sold any vehicles. Though FF has engaged in marketing activities in anticipation of launching the FF 91 series, FF has received 369 non-binding, fully refundable pre-orders as of November 17, 2022 and other non-binding indications of interest and FF does not have binding purchase orders or commitments from customers to purchase any of FF’s vehicles in development. As such, there can be no assurance that the pre-orders and other indications of interest would be converted into binding orders or sales.

Until the time that FF’s products are commercially available for purchase, and until FF is able to scale up its marketing function to support sales, there will be uncertainty as to customer demand for FF vehicles. The potentially long wait from the time a non-binding pre-order is made or other indication of interest is provided until the time FF vehicles are delivered, and any delays beyond expected wait times, could also impact customer decisions on whether to ultimately make a purchase. Even if FF is able to obtain binding orders, customers may limit their volume of purchases initially as they assess FF’s vehicles and whether to make a broader transition to electric vehicles. Commercializing the FF 91 and other vehicles in FF’s development pipeline will be a long process and depends on FF’s ability to fund and scale up its productions, including through securing additional funding to fund its operations, the consummation of various third-party agreements and expanding FF’s marketing functions, as well as the safety, reliability, efficiency and quality of FF’s vehicles, and the support and service that will be available. It will also depend on factors outside of FF’s control, such as competition, general market conditions and broader trends in fleet management and vehicle electrification, that could impact customer buying decisions. As a result, there is significant uncertainty regarding demand for FF’s products and the pace and levels of growth that FF will be able to achieve.

FF’s recurring losses from operations raise substantial doubt about FF’s ability to continue as a going concern. There is no assurance that FF will be successful in executing upon its operating plan and be able to maintain an adequate level of liquidity, which would result in FF not being able to continue as a going concern.

Since inception, FF has incurred cumulative losses from operations, negative cash flows from operating activities and has an accumulated deficit of $3,323 million, $2,908 million and $2,391 million as of September 30, 2022, December 31, 2021 and 2020, respectively. FF expects to continue to generate significant operating losses for the foreseeable future. Based on FF’s recurring losses from operations since inception and continued cash outflows from operating activities, in FF’s audited consolidated financial statements for the years ended December 31, 2021 and 2020, FF concluded that this circumstance raised substantial doubt about FF’s ability to continue as a going concern within one year from the original issuance date of such financial statements. Similarly, in its report on the consolidated financial statements for the years ended December 31, 2021 and 2020, FF’s independent registered public accounting firm included an explanatory paragraph stating that FF’s recurring losses from operations and continued cash outflows from operating activities raised substantial doubt about FF’s ability to continue as a going concern. FF’s consolidated financial statements for the years ended December 31, 2021 and 2020 do not include any adjustments that may result from the outcome of this uncertainty. However, after the closing of the Business Combination and the PIPE Financing on July 21, 2021, FF received gross proceeds aggregating $991.0 million which it used to pay $84.3 million in transaction costs and $139.6 million (in addition to equity) to settle certain liabilities.

As of September 30, 2022, the Company’s principal source of liquidity was cash totaling $31.8 million, which was held for working capital and general corporate purposes. As of November 17, 2022, FF’s cash position was $32.0 million, including restricted cash of $2.2 million.

FF’s previously announced business plan projected a use of cash of approximately $166.0 million for the period October 31, 2022 through December 31, 2022 and $708.0 million for the full-year 2022, which was dependent on certain operating plans and assumptions and the timing and success of FF’s fundraising activities. FF currently expects to reduce its projected use of cash for October 31, 2022 through December 31, 2022 to approximately $55.0 million to $105.0 million and approximately $515.0 million to $565.0 million for the full year 2022. In response to the delay in obtaining funding commitments and negative macroeconomic trends in the industry in which FF operates, such as supply chain pressures and cost inflation, FF has identified and begun implementation of certain cost reduction and cash conservation measures, including headcount and temporary salary reductions, supplier payment deferrals, and other cost-cutting measures. FF does not believe that the incremental impact of these cost reduction and cash conservation measures will have a material adverse impact on the timing of delivery of the FF 91. There can be no assurance that FF will be successful in implementing these measures.

In addition to the risk that the Company’s assumptions and analyses may prove incorrect, the projections may underestimate the professional fees and other costs to be incurred related to the pursuit of various financing options currently being considered and ongoing legal risks. FF is seeking to raise additional capital from fundraising efforts currently underway (in addition to $132.0 million that has been committed to date) to supplement its cash on hand to fund operations, which may not be successful. FF is actively engaged in confidential discussions and negotiations with entities affiliated with FF Top and other potential investors with respect to purchasing incremental convertible senior secured notes on the same terms as FF Simplicity under the SPA described above. See “Description of Securities – Description of Warrants – SPA Warrants and SPA Notes” for additional information. There can be no assurance that FF will be able to successfully obtain additional incremental convertible senior secured note purchasers under the SPA or other debt or equity financing in a timely manner or on acceptable terms, if at all. In particular, the Company is currently conducting due diligence on potential financing sources. This process has been time consuming and may result in the Company not being able to consummate any financing from these or other financing sources on a timely basis or at all. If we are unable to raise sufficient additional funds in the near term, we may be required to further delay our launch plans for the FF 91, reduce headcount, liquidate our assets, file for bankruptcy, reorganize, merge with another entity, and/or cease operations.

FF’s cash needs after the launch of the FF 91 will depend on the extent to which FF’s actual costs vary from FF’s estimates and FF’s ability to control these costs and raise additional funds. Any challenges in supplier engagements, delays in ramping capacity or labor at the Hanford facility or for sales and service engagements, rising prices of materials, or ongoing global supply chain disruptions may further increase the need for additional capital to launch the FF 91 series. Apart from the FF 91 series, substantial additional capital will be required to fund operations, research, development, and design efforts for future vehicles.

The timely achievement of FF’s operating plan as well as its ability to maintain an adequate level of liquidity are subject to various risks associated with FF’s ability to continue to successfully obtain additional sources of funding, and control and effectively manage its costs, as well as factors outside of the Company’s control, including those related to global supply chain disruptions, and the rising prices of materials and ongoing impact of the COVID-19 pandemic. FF’s forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties.

There can be no assurance that FF will be successful in achieving its strategic plans, that FF’s capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If events or circumstances occur such that FF does not meet its strategic plans, FF will be required to reduce discretionary spending, alter or scale back vehicle development programs, be unable to develop new or enhanced production methods, or be unable to fund capital expenditures. Any such events would have a material adverse effect on FF’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. Based on its recurring losses from operations since inception and continued cash outflows from operating activities, FF has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that FF’s unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2022 were issued.

If FF is unable to continue as a going concern, it may have to seek protection under applicable bankruptcy laws and/or liquidate or reorganize its assets and may receive less than the value at which those assets are carried on its consolidated financial statements. If this were to happen, it is likely investors would lose part or all of their investment. Future reports from FF’s independent registered public accounting firm may also contain statements expressing substantial doubt about FF’s ability to continue as a going concern. If such doubt about FF continues, investors or other financing sources may be unwilling to provide additional funding to FF on commercially reasonable terms, or at all, and FF’s business may be harmed.

FF is taking remedial measures in response to the Special Committee findings. There can be no assurance that such remedial measures will be successful. In addition, there can be no assurance that such remedial measures will be fully implemented in light of the recent corporate governance agreement with FF Top and FF Global.

In November 2021, the Board established a special committee of independent directors (the “Special Committee”) to investigate allegations of inaccurate Company disclosures. The Special Committee engaged independent legal counsel and a forensic accounting firm to assist in its review. The Special Committee made several findings, including that certain statements made by or on behalf of FF in connection with the PIPE Financing were inaccurate; that deficiencies existing in the Company’s internal control environment; and that certain of the Company’s policies and procedures required enhancement. Based on the results of the Special Committee investigation and subsequent investigative work based on the Special Committee’s findings performed under the direction of the Executive Chairperson and reporting to the Audit Committee, the Board directed management to implement a number of remedial measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – Special Committee Investigation” for more information regarding the findings and remedial actions relating to the Special Committee investigation.

Although FF is in the process of implementing the remedial measures directed by the Board and is committed to addressing the issues identified in connection with the Special Committee review and subsequent investigative work, no assurance can be provided that such remedial measures will be successful in resolving the problems identified by the Special Committee, will insulate the Company from the consequences of past disclosure inaccuracies, or will be successful in preventing inaccurate disclosures in the future. The Company also cannot predict whether, or to what extent, such remedial actions will impact its operations or financial results.

There can be no guarantee that the Special Committee investigation revealed all instances of inaccurate disclosure or other deficiencies, or that other existing or past inaccuracies or deficiencies will not be revealed in the future. Additional inaccuracies or deficiencies could subject the Company to further litigation and regulatory investigations and could contribute to a failure of the Company to meet its SEC reporting obligations in a timely manner, any of which could adversely impact investor confidence in the Company, contribute to a decline in trading prices for the Company’s securities and interfere with the Company’s ability to access financing.

On September 23, 2022, FF entered into the Heads of Agreement with FF Global and FF Top, pursuant to which the Company has agreed to significant changes to the Board and Company governance, as more fully described in the section captioned “Management – Governance Agreement with FF Top and FF Global.” Certain of such changes may undercut some of the remedial measures that FF has implemented to date and/or preclude FF from fully implementing other remedial measures. For instance, Ms. Swenson, who was appointed to the position of Executive Chairperson that the Board created based on the Special Committee investigation, tendered her resignation from her role as both Executive Chairperson and member of the Board on October 3, 2022, effective immediately, and Mr. Adam (Xin) He was appointed to serve as Interim (non-Executive) Chairman of the Board effective as of the same date. The Company expects that the Board seated after the 2022 AGM will select a permanent Chairperson of the Board. Following the resignation of Ms. Swenson, all FF management (including Mr. Yueting Jia) now report directly or indirectly to the Global CEO of the Company (previously Dr. Breitfeld and currently Mr. Xuefeng Chen), until December 9, 2022 (or the next Board meeting thereafter )while the Board continues to evaluate the appropriate FF management reporting lines. Effective as of October 4, 2022, Mr. Jia was also appointed as Founder Advisor, in which capacity he will act as an advisor to the Board (with no change to his current compensation).

Given the governance changes pursuant to the Heads of Agreement, such as those described above and further changes to the composition of the Board post-2022 AGM, there can be no assurance that the remedial actions approved by the Board in connection with the Special Committee investigation will be fully implemented or successful. Pursuant to the Heads of Agreement, subject to the satisfaction of the $35.0 million of additional funding condition, no incumbent directors will be renominated at the 2022 AGM other than Mr. He (based on the current composition of the Board), without the consent of the Selection Committee. $19.5 million of the $35.0 million of additional funding has been funded as of the date of this prospectus. The Selection Committee is comprised of the Global CEO, Mr. He and Mr. Chui Tin Mok. As a result, since the composition of the Board is expected to significantly change at the 2022 AGM, there can be no assurance that some or all the remedial actions will continue to be implemented.

For the audits of the years ended December 31, 2021 and 2020, FF’s former independent registered public accounting firm included an explanatory paragraph relating to FF’s ability to continue as a going concern in its report on FF’s audited financial statements included in this prospectus.

FF’s audit reports in 2021 and 2020 from its former independent registered public accounting firm include an explanatory paragraph stating that FF’s recurring losses from operations and continued cash outflows from operating activities raise substantial doubt about FF’s ability to continue as a going concern. FF’s consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. As of the date FF’s audited consolidated financial statements as of December 31, 2021 were issued, FF management expects that it would be required to obtain additional funding to continue as a going concern within the next 12 months, resulting in there being substantial doubt about FF’s ability to continue as a going concern. If FF is unable to continue as a going concern, it may have to seek protection under applicable bankruptcy laws and/or liquidate or reorganize its assets and may receive less than the value at which those assets are carried on its consolidated financial statements. If such an event were to happen, it is likely investors would lose part or all of their investment. Future reports from FF’s independent registered public accounting firm may also contain statements expressing substantial doubt about FF’s ability to continue as a going concern. If such doubt about FF continues, investors or other financing sources may be unwilling to provide additional funding to FF on commercially reasonable terms, or at all, and FF’s business may be harmed.

FF is involved in an SEC investigation, and may be further subject to investigations and legal proceedings related to the matters underlying the Special Committee investigation, which may result in adverse findings, damages, the imposition of fines or other penalties, increased costs and expenses and the diversion of management’s time and resources.

On December 23, 2021, a putative class action lawsuit alleging violations of the Securities Exchange Act of 1934 was filed in the United States District Court, Central District of California, against FFIE, among others, and its current Global CEO, its former CFO, its current Chief Product and User Ecosystem Officer, as well as the CFO of Legacy FF and former CFO of the Company, and the Co-CEOs of PSAC. Also, on March 8, March 21, April 11, and April 25 2022, putative stockholder derivative lawsuits were filed in the United States District Court, Central District of California and United States District Court, District of Delaware against numerous current and former officers and directors of FFIE alleging violations of the Securities Exchange Act of 1934 and various common law claims. Also, on June 14, 2022, a verified stockholder class action complaint was filed in the Court of Chancery of the State of Delaware against, among others, FFIE, its current Global CEO, its former CFO and its current Chief Product and User Ecosystem Officer alleging breaches of fiduciary duties. Lastly, on September 21, 2022, a verified stockholder class action complaint was filed in the Court of Chancery of the State of Delaware against, among others, FFIE, the Co-CEOs and independent directors of PSAC, and certain third-party advisors to PSAC, alleging breaches of fiduciary duties, and aiding and abetting the alleged breaches, in connection with disclosures and stockholder voting leading up to the Business Combination. See “Business – Legal Proceedings” for further information regarding these lawsuits.

In connection with the Special Committee investigation, FF, certain members of the management team and FF employees received a notice of preservation and subpoena from the staff of the SEC stating that the SEC had commenced a formal investigation relating to the matters that were the subject of the Special Committee investigation beginning in October 2021. FF, which had previously voluntarily contacted the SEC in connection with the Special Committee investigation, is cooperating fully with the SEC’s investigation. The outcome of such an investigation is difficult to predict, and the SEC may expand the scope of its investigation beyond that of the Special Committee. We have incurred, and may continue to incur, significant expenses related to legal and other professional services in connection with the SEC investigation. At this stage, we are unable to assess whether any material loss or adverse effect is reasonably possible as a result of the SEC’s investigation or estimate the range of any potential loss. In addition, the SEC may subject our directors, officers and employees to fines, penalties and other punitive actions. In June 2022, FF received a preliminary request for information from the U.S. Department of Justice (“DOJ”) in connection with the matters that were the subject of the Special Committee investigation. FF has responded to that request and intends to fully cooperate with any future requests from the DOJ.

On October 20, 2022, FF received a subpoena from the SEC requiring FF to produce certain documents relating to FF’s transactions with Senyun International Ltd. FF intends to fully comply with the subpoena.

FF has incurred legal and accounting expenses and may continue to incur significant legal and accounting expenditures in connection with the Special Committee investigation, SEC investigation, the stockholders lawsuits and DOJ inquiry. Any legal proceedings resulting from these investigations and litigation, including further shareholder derivative litigation or governmental inquiries or investigations may further divert management’s time and attention and may result in the incurrence of significant expense, including legal fees. Such legal proceedings could also have a material adverse effect on our business, financial condition, results of operations and cash flows including as a result of such expenses or arising from any consequences of such legal proceedings including damages, monetary fines, sanctions, penalties, adverse publicity and damage to reputation.

FF will depend on revenue generated from a single model of vehicles in the foreseeable future.

FF’s success will initially depend substantially on the future sales and success of FF 91 series. FF expects FF 91 series to be its only manufactured vehicle in the market in the near future; it remains uncertain when FF will raise sufficient funding to complete design, development, tooling and launch of its second model, FF 81 series. Historically, automobile customers have come to expect a variety of vehicle models offered in a manufacturer’s fleet and new and improved vehicle models to be introduced frequently. It remains uncertain if FF’s business will generate sufficient funds or FF will be able to obtain sufficient funds through other means to introduce new vehicle models on a regular basis. Given that FF’s business will depend on a single or limited number of models in the foreseeable future, to the extent a particular model is not well-received by the market, FF’s business prospects, financial condition and operating results could be materially and adversely affected.

The market for FF’s vehicles, including its SLMD vehicles, is nascent and not established.

FF’s B2C (“business-to-consumer”) passenger electric vehicles are planned to be with leading design and provide superior driving experience and personalized user experience in their respective customer segments. FF believes its electric vehicles represent the “smart mobility” of the next generation. FF’s growth is highly dependent upon the consumers’ reception and adoption of FF’s vision as to what the future of transportation and mobility should embody. Although there are many automakers introducing multiple options of mass-market electric vehicles, the market for electric vehicles with ultra-new technology and cutting-edge styling is still nascent and untested. In addition to vehicles targeting end-customers, FF plans to build the SLMD vehicles targeting B2B (“business-to-business”) last-mile delivery logistics companies. FF believes its modular approach to vehicle design provides adaptive and sustainable solutions in the commercial vehicle segment, thus meeting the needs of commercial vehicle owners. However, there is uncertainty as to the future demands for FF’s vehicles in both B2B and B2C market segments, and there is no assurance that the retail and commercial vehicle market FF envisions for its vehicles will be established. To a large extent, it depends on general economic, political, and social conditions, all of which are beyond FF’s control.

FF is dependent on its suppliers, the majority of which are single-source suppliers. The inability of these suppliers to deliver necessary components for FF’s products according to the schedule and at prices, quality levels and volumes acceptable to FF, or FF’s inability to efficiently manage these suppliers, could have a material adverse effect on its business prospects, financial condition and operating results.

The FF 91 model incorporates approximately 1,800 purchased components sourced from approximately 150 suppliers, many of whom are currently FF’s single-source suppliers for the components they supply, and FF expects this to be similar for any other vehicles FF may produce. The supply chain exposes FF to multiple potential sources of delivery failure or component shortages. The COVID-19 pandemic has caused disruptions in the supply chain, which may continue due to the complex and compounding problems, including shortages of personnel. Additionally, in view of FF’s current cash position, it has delayed payment to suppliers, which in some cases has resulted in, and may continue to result in, certain of such suppliers ceasing to do business with FF. To the extent FF’s suppliers experience any delays in providing FF with or developing necessary components or experience quality issues, or if they otherwise decide to cease doing business with FF, FF could experience delays in delivering on its planned timelines.

Currently, FF has not approved secondary sources for the key single sourced components used in FF 91. Generally, FF does not maintain long-term agreements with these single-source suppliers.

Historically, certain suppliers ceased supplying their components and initiated legal claims against FF when FF failed to make overdue payments. While most of these legal claims have been settled through the vendor trust FF established in April 2019 (“Vendor Trust”), there are still a number of remaining disputes with suppliers in the U.S. and in China. More recently, some suppliers have requested accelerated payments and other terms and conditions as a result of our past payment history and concerns about the Company’s financial condition, leading to less favorable payment terms than the Company had anticipated, and delaying or putting at risk certain deliveries. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt FF’s production until a satisfactory alternative supplier is found, which can be time consuming and costly. There can be no assurance that FF would be able to successfully retain alternative suppliers or supplies in a timely manner or on acceptable terms, if at all. If FF is unable to efficiently manage its suppliers, including its relationship with them, FF’s business, prospects, financial condition and operating results may be materially and adversely affected. Additionally, changes in business and/or political conditions, force majeure events, changes in regulatory framework and other factors beyond FF’s control could also affect the suppliers’ ability to deliver components in a timely manner. Any of the foregoing could materially and adversely affect FF’s business, prospects, financial condition and operating results and could result in a material change in FF’s operations and a material reduction in the market value of FF’s securities.

If any of FF’s suppliers become economically distressed or go bankrupt, FF may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase FF’s costs, affect its liquidity or cause production disruptions.

FF expects to purchase various types of equipment, raw materials and manufactured component parts from its suppliers. If any of these suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, FF may be required to provide substantial financial support to ensure supply continuity, or FF would have to take other measures to ensure components and materials remain available. Any disruption could affect FF’s ability to deliver vehicles and could increase FF’s costs and negatively affect its liquidity and financial performance.

FF faces a number of challenges in the sale and marketing of its vehicles.

FF plans to enhance its brand recognition, improve its brand reputation and grow its client base by substantial investments in marketing and business development activities. However, FF cannot guarantee that its marketing spending or the marketing strategies it plans to adopt will have their anticipated effect or generate returns. FF faces a number of challenges in the sale and marketing of its vehicles, including, without limitation:

●	Demand in the automobile industry is highly volatile;

●	Final delivered range, performance and quality of FF’s vehicles may vary from estimates;

●	It is expensive to establish a strong brand. FF may not succeed in continuing to establish, maintain and strengthen the FF brand in a cost-efficient manner, or at all;

●	Many consumers are not aware of the benefits of FF’s products, which may depend on factors beyond FF’s control such as transition of consumer behaviors;

●	FF competes with other automotive manufacturers for consumer spending;

●	Many other automotive manufacturers have already manufactured and sold electric vehicles providing them with a marketing advantage;

●	FF’s failure to keep up with rapid technological changes could make its vehicles less attractive than those of competitors or make potential customers unwilling to pay a premium for FF’s vehicles;

●	FF may not be able to attract a sufficient number of retail partners to support its expected sales volumes; and

●	FF’s efforts to develop and market its SLMD vehicles might not be successful given the fact that its target customers are commercial logistic companies which have different requirements compared to retail consumers.

If FF is unable to efficiently enhance its brand and market its products, its business prospects, financial condition and operating results may be adversely and materially affected.

FF needs to develop complex software and technology systems in coordination with vendors and suppliers to reach production for its electric vehicles, and there can be no assurance such systems will be successfully developed.

FF’s vehicles will use a substantial amount of third-party and in-house software code and complex hardware to operate. The development of such advanced technologies is inherently complex, and FF will need to coordinate with vendors and suppliers to achieve development for its electric vehicles. Defects and errors may be revealed over time, and FF’s control over the performance of third-party services and systems may be limited. FF is relying on third-party suppliers to develop and manage emerging technologies for use in its vehicles, including lithium-ion battery technology. As technology in electric vehicles is constantly evolving, FF may also need to rely on suppliers to develop technologies that are not yet commercially viable. There can be no assurance that FF’s suppliers will be able to meet the technological requirements, production timing, and volume requirements needed to support FF’s business plan. Nor can FF assure that such emerging technologies and systems will be successfully developed on commercially reasonable terms, or at all. FF’s potential inability to develop the necessary software and technology systems may harm its competitive position and its business, prospects, financial condition and operating results.

FF identified material weaknesses in its internal control over financial reporting. If FF is unable to remediate these material weaknesses, or if it identifies additional material weaknesses in the future or otherwise fails to maintain effective internal control over financial reporting, it may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect FF’s business and share price.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are as follows:

●	FF did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, FF lacked a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately. Additionally, management did not establish formal reporting lines in pursuit of its objectives. Further, the lack of a sufficient number of professionals resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of its financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in its finance and accounting functions.

●	FF did not design and maintain effective controls in response to the risks of material misstatement. Specifically, changes to existing controls or the implementation of new controls were not sufficient to respond to changes to the risks of material misstatement to financial reporting, due to growth in the business.

●	FF did not design and maintain effective controls for communicating and sharing information between the legal, capital markets, and accounting and finance departments. Specifically, the accounting and finance departments were not consistently provided the complete and adequate support, documentation, and information including the nature of relationships with certain counterparties to record transactions within the financial statements timely, completely and accurately.

These material weaknesses contributed to the following additional material weaknesses:

●	FF did not design and maintain effective controls to address the identification of and accounting for certain non-routine, unusual or complex transactions, including the proper application of U.S. GAAP to such transactions. Specifically, FF did not design and maintain controls to timely identify and account for embedded derivatives related to convertible notes, impute interest on related party notes payable with interest rates below market rates, account for failed sale leaseback transactions, and account for warrant instruments.

●	FF did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over the period-end financial reporting process addressing areas including financial statement and footnote presentation and disclosures, account reconciliations and journal entries, including segregation of duties, assessing the reliability of reports and spreadsheets used in controls, and the timely identification and accounting for cut-off of expenditures

These material weaknesses resulted in adjustments primarily related to expense cut-off and the associated accounts including operating expenses, accounts payable and accruals, property and equipment, convertible notes payable and interest expense and related financial disclosures, which were recorded as of and for the year ended December 31, 2019. These material weaknesses also resulted in adjustments primarily related to the extinguishment of a noncontrolling interest, accounts payable, vendor payables in trust and adjustments to the statement of cash flows which were recorded as of and for the year ended December 31, 2019 as well as disclosure errors related to the anti-dilutive shares excluded from the calculation of diluted net loss per share, deferred tax assets and related valuation allowance, accrued interest for certain notes payable, and the fair value of the Vendor Trust as of December 31, 2019. Refer to Note 3 to FF’s Consolidated Financial Statements for the year ended December 31, 2020, included in its Registration Statement on Form S-4 (File Number 333-255027), initially filed with the SEC on April 5, 2021 (as amended, the “Registration Statement”). Additionally, the material weakness related to accounting for warrant instruments resulted in the restatement of the previously issued financial statements as disclosed in Note 2 to PSAC’s Consolidated Financial Statements for the year ended December 31, 2020 within PSAC’s Annual Report on Form 10-K/A, of the entity acquired as part of the July 21, 2021 merger agreement related to warrant liabilities and equity.

●	FF did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of its financial statements, specifically, with respect to (i) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel; and (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored. These IT deficiencies did not result in a material misstatement to the consolidated financial statements, however, the deficiencies, when aggregated, could result in material misstatements potentially impacting all financial statement accounts and disclosures.

In connection with the Special Committee investigation, and the completion of additional investigative and remedial work based on Special Committee findings, which were performed under the direction of the then newly-appointed Executive Chairperson, reporting to the Audit Committee, additional material weaknesses were identified in FF’s internal control over financial reporting (as disclosed in Note 3 to FF’s consolidated financial statements for the years ended December 31, 2021 and 2020 included elsewhere in this prospectus). Specifically, in addition to the material weaknesses described above relating to management not establishing formal reporting lines in pursuit of its objectives as well as maintaining effective controls for communicating and sharing information between the legal, capital markets, and accounting and finance departments, the following material weaknesses were identified:

●	FF did not maintain an effective control environment or demonstrate a commitment to maintain integrity and ethical values. Specifically, certain members of senior management failed to reinforce the need for an attitude of compliance and internal control awareness with certain of FF’s governance, accounting and finance policies and procedures. This resulted in the inaccurate and incomplete disclosures of certain relationships, arrangements, and transactions.

This material weakness contributed to the following additional material weakness:

●	FF did not design and maintain effective controls related to the identification and disclosure of certain arrangements and transactions with related parties.

The material weaknesses identified in connection with the Special Committee investigation resulted in the revision of our previously filed financial statements as of and for the period ended December 31, 2020 (as disclosed in Note 9 to FF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021) and for the periods ended March 31, 2021 (as disclosed in Note 1 to FFIE’s Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2022) and June 30, 2021 (as disclosed in Note 1 to FFIE’s Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2022) related to notes payable, related party notes payable, accrued interest, related party accrued interest, interest expense, and related party interest expense.

Additionally, each of the material weaknesses described above could result in a material misstatement to substantially all of our accounts or disclosures.

Management is actively engaged and committed to taking the steps necessary to remediate the control deficiencies that constituted the material weaknesses. During 2021 and the first nine months of 2022, FF made the following enhancements to our internal control over financial reporting:

●	FF added finance and accounting personnel to the organization to strengthen our finance and accounting teams. The additional personnel are expected to provide oversight, structure, reporting lines, and additional review over our disclosures;

●	FF implemented certain new accounting policies and procedures, and an IT system relevant to the preparation of our financial statements to improve communication of key areas across the different departments at FF and to provide adequate structure, accountability, and segregation of duties;

●	FF appointed Ms. Becky Roof as Interim Chief Financial Officer (CFO) and engaged an affiliate of AlixPartners LLP to accelerate implementation of Special Committee recommendations including, but not limited to remediation of the material weaknesses in internal control over financial reporting (on October 12, 2022, Ms. Roof resigned from FF upon the successful completion of key milestones in FF’s reporting and fundraising activities, and on October 22, 2022, the Company appointed Ms. Yun Han as Chief Accounting Officer and Interim Chief Financial Officer, effective as of October 25, 2022);

●	FF implemented enhanced controls around FF’s related party transactions, including regular attestations;

●	FF removed Mr. Yueting Jia, FF’s founder, as an Executive Officer, although he will continue in his position as Chief Product & User Ecosystem Officer of FFIE, reporting to the Chairperson with his role limited to focusing on (a) Product and Mobility Ecosystem and (b) Internet, Artificial Intelligence, and advanced R&D technology;

●	Functions previously dual-reporting to Mr. Jia and Mr. Breitfeld would report only to Ms. Swenson (but Mr. Jia may remain involved in long-term strategy) (and following the resignation of Ms. Swenson on October 3, 2022, all FF management (including Mr. Jia) now report directly or indirectly to the Global CEO of FF (previously Dr. Breitfeld and currently Mr. Xuefeng Chen), until December 9, 2022 (or the next Board meeting thereafter) while the Board continues to evaluate the appropriate FF management reporting lines); and

●	FF adopted an Insider Investment Reporting Policy.

Our remediation activities are continuing during 2022, although certain of the remedial efforts described above are no longer applicable given recent developments such as the resignation of Ms. Swenson. In addition to the above actions and in view of the governance changes that the Company implemented pursuant to the Heads of Agreement and otherwise, FF expects to engage in additional activities, including, but not limited to:

●	Continuing to hire key finance and accounting personnel as FF scales and until FF has sufficient technical accounting resources, combined with engaging external consultants to provide support and to assist us in our evaluation of more complex applications of U.S. GAAP and to assist us with documenting and assessing our accounting policies and procedures;

●	Designing and implementing controls in response to the risks of material misstatement to identify and evaluate changes in our business and the impact on our internal controls;

●	Designing and implementing controls for communicating and sharing information between legal, capital markets, and accounting to facilitate transactions being recorded timely and accurately;

●	Designing and implementing formal processes, accounting policies, procedures, and controls supporting certain business processes and our financial close process, including creating standard balance sheet reconciliation templates and journal entry controls assessing the reliability of reports and spreadsheets used in controls; and the timely identification and accounting for cut-off of expenditures;

●	Designing and implementing controls to address the identification of and accounting for certain non-routine, unusual or complex transactions;

●	Designing and implementing controls related to the identification and disclosure of certain arrangements and transactions with related parties;

●	Continuing to implement additional IT systems relevant to the preparation of our financial statements and controls over financial reporting to improve communication of key areas across the different departments at FF and to provide adequate structure, accountability, and segregation of duties; and

●	Designing and implementing IT general controls, including controls over change management, the review and update of user access controls and controls over critical batch jobs and data backups.

While FF has made progress, the material weaknesses will not be considered remediated until FF completes the design and implementation of the enhanced controls, the controls operate for a sufficient period of time, and FF has concluded, through testing, that these controls are effective. FF believes that our remediation plan will be sufficient to remediate the identified material weakness and strengthen our internal control over financial reporting.

As we continue to evaluate and work to improve our internal control over financial reporting, FF may determine that additional measures or modifications to the remediation plan are necessary.

We are working to remediate the material weaknesses as efficiently and effectively as possible and expect full remediation could potentially go beyond December 31, 2023. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, will result in FF incurring significant costs, and will place significant demands on our financial and operational resources.

While FF believes these efforts will remediate the material weaknesses, FF may not be able to complete its evaluation, testing or any required remediation in a timely fashion, or at all. FF cannot assure you that the measures it has taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to its material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. The effectiveness of FF’s internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If FF is unable to remediate its material weaknesses, FF’s ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the forms of the SEC, could be adversely affected which, in turn, may adversely affect FF’s reputation and business and the market price of the Class A Common Stock. Any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of FF’s securities and harm to FF’s reputation and financial condition, or diversion of financial and management resources from the operation of FF’s business.

Notwithstanding the foregoing, as a result of the governance settlement entered into between FF and FF Global described elsewhere in this prospectus and other developments, there has been substantial recent turnover in key management personnel, including legal and compliance personnel, as well as changes to the composition of the Board, and we expect further changes to occur substantially concurrently with the completion of the 2022 AGM. See “– The composition of FFIE’s Board has changed, and is expected to further change substantially prior to or immediately following completion of the 2022 AGM.” As a result of this expected turnover in the composition of the Board, there can be no guarantee that the Board as composed in the future will agree with decisions made by the current Board, that they will not identify other areas that require remediation or that they will continue to pursue the remediation measures described above.

FF’s decision to manufacture its own vehicles in its leased Hanford, California facility does not guarantee FF will not incur significant delays in the production of the vehicles.

FF plans to continue to build-out its leased manufacturing facility in Hanford, California in anticipation of the production of FF 91 series. Additionally, this construction may experience unexpected delays or other difficulties which could further increase costs and/or adversely affect FF’s scheduled timeline to manufacture and deliver vehicles. Further, manufacturing and assembling components in-house in the Hanford facility does not guarantee that the production of its vehicles will be on schedule. Various risks and uncertainties inherent in all new manufacturing processes could result in delays in the production of FF’s vehicles, including for example those with respect to:

●	pace of bringing production equipment and processes online with the capability to manufacture high-quality units at scale;

●	compliance with complex and evolving environmental, workplace safety and similar regulations;

●	channels to secure necessary equipment, tools and components from suppliers on acceptable terms and in a timely manner;

●	the ability to attract, recruit, hire and train skilled employees;

●	quality controls;

●	a health emergency such as the outbreak of the COVID-19 pandemic, difficult economic conditions and international political tensions, the conflict in Ukraine; and

●	other delays and cost overruns.

Production and manufacturing of some of FF’s vehicles will be outsourced to a third-party contract manufacturer in South Korea and potentially through a joint venture in China. If such contract manufacturer or joint venture fails to produce and deliver vehicles in a timely manner for any reason, FF’s business, prospects, financial condition and results of operation could be materially harmed.

FF is outsourcing the manufacturing of some of its vehicles to a third-party contract manufacturer in South Korea and may also set up a joint venture in China for vehicle manufacturing, which FF may heavily rely upon. Collaboration with third parties for the manufacturing of vehicles is subject to risks that may be outside FF’s control. FF has yet to enter into any legally binding definitive agreements regarding such third-party contract manufacturers (other than with a third-party contract manufacturer in South Korea) or joint venture, and the parties could revise or terminate the preliminary memorandum of understanding. The parties may also not reach agreement on legally binding definitive documents regarding such joint venture, could abandon the related preliminary memorandum of understanding and cooperation agreement and pursue other commercial arrangements (such as contract manufacturing or sale) or could terminate the preliminary memorandum of understanding and cooperation agreement at any time before the definitive agreements are signed. Even though the definitive agreement has been signed with the third-party contract manufacturer in South Korea, there remains uncertainty if the manufacturing facility would be build-out as planned or if the parties will cooperate with each other as agreed. For example, FF entered into a joint venture agreement with The9 Limited in March 2019 with the intent for the joint venture to serve the China market with capabilities to manufacture, market, distribute, and sell a new model designed for the JV based on concepts of FF 91. However, the joint venture has been dormant since then because The9 Limited has never provided the required funding, and as a result, FF has not licensed its IP to the joint venture.

In addition, FF could experience delays if such third-party contract manufacturing partner or joint venture does not meet agreed upon timelines or experiences capacity constraints. There is risk of potential disputes with business partners, and FF could be affected by adverse publicity related to its business partners, whether or not such publicity is related to their collaboration with FF. FF’s ability to successfully build a premium brand could also be adversely affected by perceptions if the quality of the third-contract manufacturing partners or joint venture’s products not related to FF’s products are questioned. Furthermore, there can be no assurance that FF will successfully ensure its manufacturing partners or joint ventures maintain appropriate quality standards, with any failure to do so adversely affecting customers’ perceptions of FF’s self-manufactured electric vehicles.

If FF experiences delays, disputes or other difficulties with third-party manufacturers or joint ventures that FF outsources orders to, there can be no assurance that it would be able to engage other third parties or to establish or expand its own production capacity to meet the needs of its customers in a timely manner or on acceptable terms, or at all. The expense and time required to complete any transition, and to assure that vehicles manufactured at facilities of new manufacturers comply with FF’s quality standards and regulatory requirements may be greater than anticipated. Any of the foregoing could adversely affect FF’s business, results of operations, financial condition and prospects.

FF has minimal experience servicing and repairing its vehicles. The inability to adequately service vehicles may adversely affect FF’s business.

FF has minimal experience servicing and repairing its vehicles. Servicing EVs is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. Although FF is planning to internalize most aspects of vehicle service over time, initially FF plans to partner with third parties to enable nationwide coverage for roadside and off-road assistance and collision repair needs. There can be no assurance that FF will be able to enter into an acceptable arrangement with any such third-party providers. Although such servicing partners may have experience in servicing other vehicles, they will initially have limited experience in servicing FF vehicles. There can be no assurance that such service arrangements will adequately address the service requirements of FF’s customers to their satisfaction, or that FF and its servicing partners will have sufficient resources, experience, or inventory to meet these service requirements in a timely manner as the volume of EVs we deliver increases.

In addition, a number of states currently impose limitations on the ability of manufacturers to directly service vehicles. The application of these state laws to our operations could hinder or impede our ability to provide services for our vehicles from a location in every state. As a result, if FF is unable to roll out and establish a widespread service network that complies with applicable laws, customer satisfaction could be adversely affected, which in turn could materially and adversely affect FF’s reputation and thus its business.

In the future, additional pressure may be placed on FF’s customer support team or partners, and FF may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. Customer behavior and usage may result in higher than expected maintenance and repair costs, which may negatively affect FF’s business. FF also could be unable to modify the future scope and delivery of its technical support to compete with changes in the technical support provided by its competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect FF’s results of operations. If FF is unable to successfully address the service requirements of its customers or establish a market perception that FF maintains high-quality support, FF may be subject to claims from customers, including loss of revenue or damages, and FF’s business could be materially and adversely affected.

Changes in U.S. and international trade policies, including the export and import controls and laws, particularly with regard to China, may adversely impact FF’s business and operating results.

FF operates with a United States and China dual-home market strategy, partnering with leading international suppliers from North America, Europe and Asia. While FF believes this is the best strategic business model, it also is more subject to risks associated with international trade conflicts including between the United States and China, particularly with respect to export and import controls and laws. Former President Donald J. Trump advocated for greater restrictions on international trade in general, which significantly increased tariffs on certain goods imported into the United States - particularly from China. Former President Trump also took steps toward restricting trade in certain goods. In response, China and other countries imposed similar retaliatory tariffs and other measures and such international trade conflicts have continued under the Biden administration.

On December 23, 2021, the Uyghur Forced Labor Prevention Act, which effectively prohibits imports of any goods made either wholly or in part in Xinjiang, was signed into law. The law went into effect on June 21, 2022. The law prohibits “the importation of goods made with forced labor” unless U.S. Customs and Border Protection determines, based on “clear and convincing evidence”, that the goods in question were not produced “wholly or in part by forced labor”, and submits a report to the U.S. Congress setting out its findings. While we do not currently expect that this law will directly affect our supplies, since we do not believe that our suppliers source materials from Xinjiang for the products they sell to us, other renewable energy companies’ attempts to shift suppliers in response to this law, withhold release orders, or other policy developments could result in shortages, delays, and/or price increases that could disrupt our own supply chain or cause our suppliers to renegotiate existing arrangements with us or fail to perform on such obligations. Broader policy uncertainty could also reduce Chinese panel production, affecting supplies and/or prices for panels, regardless of supplier. While we have developed multiple supply sources in a variety of countries, we could still be adversely affected by increases in our costs, negative publicity related to the industry, or other adverse consequences to our business.

Rising political tensions could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Additionally, increasing tariffs could impact raw material prices, the cost of component parts and transportation. Any of the foregoing could have an adverse effect on FF’s business, prospects, financial condition and results of operations. The Biden administration may also enact policy changes that could have an impact on FF’s business.

Continued or increased price competition in the automotive industry generally, and in electric and other alternative fuel vehicles, may harm FF’s business.

Increased competition could result in lower vehicle unit sales, increased inventory, price reductions, revenue shortfalls, loss of customers and loss of market share, which could harm FF’s business, prospects, financial condition and operating results. For example, the automotive industry has witnessed increasing price competition over the years. With more competitors entering the field, many manufacturers are facing downward price pressure and have been adjusting their pricing strategies. FF may not have the same financial resources as some of the competitors to allow it to adjust pricing strategies, which may result in a loss of customers and future market share. On the other hand, if FF follows the downward price adjustment trend, its ability to generate revenues and achieve profitability may be adversely affected. Any of the foregoing may harm FF’s business, prospects, results of operations and financial condition.

FF faces competition from multiple sources, including new and established domestic and international competitors, and expects to face competition from others in the future, including competition from companies with new technology. This fierce competition may adversely affect FF’s revenues, increase its costs to acquire new customers, and hinder its ability to acquire new customers.

The automotive market in the United States, China, and the European Union, which are FF’s target markets, is and will remain highly competitive. A significant and growing number of established and new automobile manufacturers, as well as other companies, have entered or are reported to have plans to enter the alternative fuel vehicle market, including hybrid, plug-in hybrid and fully electric vehicles, as well as the market for autonomous driving technology and applications. In some cases, such competitors have announced an intention to produce electric vehicles exclusively at some point in the future. FF directly competes with other pure-play electric vehicle companies targeting the high-end market segment, and to a lesser extent with new energy vehicles (“NEVs”) and internal combustion engine (“ICE”) vehicles in the mid- to high-end market segment offered by traditional OEMs. In light of the increased demand and regulatory push for and technology changes in connection with the alternative fuel vehicles, FF expects competition in the industry to intensify with more new players in the future, including companies with new technology.

Many of FF’s current and potential competitors, have significantly greater financial, technical, manufacturing, marketing, distribution and other resources than FF, and are able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products than FF. In order to acquire customers and better compete, FF may have to incur significant expenses for marketing and business development activities and discounts. Any inability to successfully compete with new or existing competitors may prevent FF from attracting new customers and result in loss of market share. By the time FF starts delivering FF 91, a substantial portion of the market share may have already been taken by FF’s competitors. There can be no assurance that FF will be able to compete successfully in global and local markets, failure of which may materially and adversely affect FF’s business, prospects, financial condition and results of operations.

FF’s go-to-market and sales strategy, including its own and partner stores and showrooms as well as FF’s online web platform, will require substantial investment and commitment of resources and is subject to numerous risks and uncertainties.

FF intends to establish online and offline marketing, sales, and after-sales channels, which consist of its own stores, partner stores and showrooms and an online web platform. FF plans to distribute its vehicles in certain key markets through its direct stores, while establishing a distribution model of direct sales and partner-owned stores and showrooms in other markets. Users will be able to place orders and purchase FF’s vehicles exclusively through an online platform while assigning the transaction to a specific store or showroom. Establishing FF’s direct stores rather than exclusively distributing its vehicles though partner stores will require significant capital expenditures and may result in reduced or slower expansion of FF’s distribution and sales systems in the key markets compared to a traditional dealership system.

FF expects the partner stores and showrooms (such partners are “FF Partners” and such stores or showrooms are “FF Partner Stores and showrooms”) will be compensated from the sales and services that are conducted online and from the capital upside of the FF equity that the retail partners will receive as an incentive for making their initial investment in stores of showrooms. However, FF cannot assure that its partner business model will be as attractive as that of traditional OEMs and thus that FF will be able to scale up its network to an adequate size. In addition, FF is not in a position to guarantee that it will be able to generate sufficient traffic to FF’s online web platform or to attract enough users to place orders. Moreover, FF will be competing with automakers with well-established distribution channels, which places significant risk to the successful implementation of FF’s business plan.

If FF is unable to roll out and establish a broad network covering both online and offline channels that fully meet customers’ expectations, consumer experience could be adversely affected, which could in turn materially and adversely affect FF’s business, financial condition, results of operations and prospects. Implementing the FF business model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and FF may not be successful in addressing these challenges. In addition, dealer trade associations may mount challenges to FF’s distribution strategy by challenging the legality of FF’s operations in court and employing administrative and legislative processes to attempt to prohibit or limit FF’s ability to operate. All these would have a material and adverse effect on FF’s business, prospects, results of operations and financial condition.

Difficult economic conditions, financial or economic crises, or the perceived threat of such a crisis, including a significant decrease in consumer confidence, may affect consumer purchases of premium items, such as FF’s electric vehicles.

Sales of premium consumer products, such as FF 91 and other electric vehicles, depend in part on discretionary consumer spending and therefore may decline based on adverse changes in general economic conditions. The global economy and financial markets experience significant disruptions from time to time, constantly facing new challenges, including the recent uncertainties over the impact of Brexit, ongoing trade disputes and tariffs, and the impact of the COVID-19 pandemic and the related economic policies taken by various governments around the world. It is unclear whether these challenges will be successfully addressed and what effects they may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. Any prolonged slowdown in economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors.

Specifically, as a result of the COVID-19 pandemic, difficult macroeconomic conditions, such as decreases in per capita income and disposable income, increased and prolonged unemployment, a decline in consumer confidence, and/or reduced spending by businesses could have a material adverse effect on future investor interest or customer demand for FF’s vehicles. In response to the perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of such electric vehicles. Potential customers may seek to reduce spending by foregoing luxurious new energy vehicles. Decreased demand for FF vehicles, particularly in the United States and China, could negatively affect the business, prospects, financial condition and results of operations of FF.

FF faces risks related to natural disasters, climate change, health epidemics and pandemics, terrorist attacks, civil unrest and other circumstances outside its control, including the current COVID-19 pandemic, which could significantly disrupt FF’s operations.

The occurrence of unforeseen or catastrophic events, including the emergence of an epidemic, pandemic or other widespread health emergency, civil unrest, war (such as the conflict in Ukraine), terrorist attacks, climate change or natural disasters could create economic and financial disruptions. These types of events could lead to operational difficulties, impair FF’s ability to manage its business and expose FF’s business activities to significant losses. FF’s management and operational teams are based in the United States and China. FF has a manufacturing facility in Hanford, California, and has executed an agreement with a contract manufacturer in South Korea. FF is also exploring other potential contract manufacturing options in addition to the contract manufacturer in South Korea. Additionally, FF may establish manufacturing through a joint venture in China and/or other regions for certain future vehicle models. An unforeseen or catastrophic event in any of these regions could adversely impact FF’s operations.

Most recently, there has been a pandemic caused by a novel coronavirus known as COVID-19. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities has created significant volatility in the global economy and has led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and has led to a global decrease in vehicle sales in markets around the world.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. For example, FF’s employees based in California have been periodically subject to stay-at-home orders from state and local governments. These measures may adversely impact FF’s employees and operations and the operations of FF’s suppliers and business partners, and could negatively impact the construction schedule of FF’s manufacturing facility and the production schedule of FF 91. In addition, various aspects of FF’s business and manufacturing facility cannot be conducted remotely. These measures by government authorities may remain in place for a significant period of time and could adversely affect FF’s construction and manufacturing plans, sales and marketing activities, and business operations.

The spread of COVID-19 has caused FF to modify its business practices, including limiting employee travel, requiring all non-essential personnel to work from home, and canceling or reducing physical participation in meetings, events and conferences. Further action may be required by government authorities or the Company to ensure the health and safety of FF’s employees, customers, suppliers, vendors and business partners. There is no assurance that such actions will be sufficient to mitigate the risks posed by the virus or be satisfactory to government authorities. If significant portions of FF’s workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, FF’s business prospects, financial condition and results of operations will be negatively impacted.

On April 17, 2020, the Company entered into a Paycheck Protection Program Promissory Note (“PPP Note”) with U.S. Small Business Administration (SBA) lender East West Bank under the Paycheck Protection Program of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). The Company received total proceeds of $9.2 million from the PPP Note. In accordance with the requirements of the CARES Act, the Company used the proceeds for payroll costs and rent. As of December 31, 2021, the SBA informed the Company that a principal amount of $9.0 million as well as accrued interest of $0.2 million was forgiven. The balance of $0.2 million (including accrued interest) was paid in April 2022.

The extent to which the COVID-19 pandemic impacts FF will depend on future developments which are highly uncertain and cannot be predicted, including, but not limited to the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, the effectiveness and side effects of vaccines, and how quickly and to what extent normal economic and operating activities can resume. The COVID-19 pandemic could limit the ability of FF’s suppliers and business partners to perform, including third-party suppliers’ ability to provide components, materials and service used for FF 91. FF may also experience an increase in the cost of raw materials. Even after the COVID-19 pandemic has subsided, FF may continue to experience an adverse impact to its business as a result of the global economic impact and any lasting effects on the global economy, including any recession that has occurred or may occur in the future.

If FF is unable to attract and/or retain key employees and hire qualified Board members, officers and other individuals, its ability to compete could be harmed.

FF’s future success depends, in part, upon its ability to retain key members of its senior management team and the Board, and to attract and retain other highly qualified individuals for the Board and senior management positions. In the past several months, FF has experienced significant changes in the membership of the Board and senior management team, including most recently the transition in the Global CEO position. This significant recent turnover has disrupted, and potential future turnover could further disrupt, FF’s operations, strategic focus or ability to drive stockholder value.

If FF fails to attract new skilled personnel for senior management positions and the Board, or if one or more of them are unable or unwilling to continue their services with FF, FF may not be able to replace them easily, in a timely manner, or at all. In addition, certain FF employees received payment of bonuses at the closing of the Business Combination in recognition of their reduced prior compensation paid by Legacy FF that may increase the risk that they may terminate their employment with FF in the near term.

In addition, FF may incur additional expenses to recruit, train and retain qualified personnel. Certain current and former executives of FF adopted a global partnership program to retain, and provide incentives for, certain key management members. However, there is no guarantee that FF will be able to attract other qualified candidates to fill certain positions. The failure to do so may lead to difficulties in effectively executing FF’s business strategies, and its business, prospects, financial condition and results of operations could be materially and adversely affected. Furthermore, if any of FF’s executive officers or key employees joins a competitor or forms a competing company, FF may lose know-how and be poorly positioned in the marketplace.

Unionization activities or labor disputes may disrupt FF’s business and operations and affect its profitability.

Although none of our employees are currently represented by organized labor unions, it is not uncommon for employees at companies in the automobile industry to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Although FF works diligently to provide the best possible work environment for its employees, they could still decide to join or seek representation by organized labor unions, or FF may be required to become a union signatory. FF’s business and operations as well as its profitability could be adversely affected if unionized activities such as work stoppages occur, or if FF becomes involved in labor disputes or other actions filed by labor unions. Any unfavorable outcome in such disputes could create a negative perception of how FF treats its employees.

If FF’s employees were to engage in strikes or other work stoppages, or if third-party strikes or work stoppages cause supply chain interruptions, FF’s business, prospects, operations, financial condition and liquidity could be materially adversely affected.

A strike or work stoppage by FF’s employees or by employees of FF’s outsourcing partners or suppliers could have a material adverse effect on its business, prospects, operations, financial condition and liquidity. Work stoppages at FF’s suppliers may cause supply chain interruptions, which could materially and adversely impact FF’s operations given its limited, and in most cases, single-source supply chain. If a work stoppage occurs, it could delay the manufacture and sale of FF’s products, disrupt its business and operations, or have an adverse effect on FF’s cash flow, all of which could materially and adversely affect FF’s business, prospects, operating results, financial condition and liquidity.

The discovery of defects in vehicles may result in delays in new model launches, recall campaigns or increased warranty costs, which may adversely affect FF’s brand and result in a decrease in the residual value of FF’s vehicles.

FF’s vehicles may contain design and manufacturing defects. The design and manufacturing of FF’s vehicles are complex and could contain latent defects and errors, which may cause its vehicles not to perform or operate as expected or even result in property damage, personal injuries or death. Furthermore, FF’s vehicles use a substantial amount of third-party and in-house software codes and complex hardware to operate. Advanced technologies are inherently complex, and defects and errors may be revealed over time. While FF has performed extensive internal testing on its vehicles and the related software and hardware systems, and will continue this testing and evaluation, FF has a limited frame of reference by which to assess the long-term performance of its vehicles and systems. There can be no assurance that FF will detect or fix the defects in a timely manner.

The discovery of defects in FF’s vehicles may result in delays in new model launches, recall campaigns, product liability claims or increased warranty costs and other expenses, and may decrease the residual values of vehicles that are subject to leasing arrangements. FF might from time to time, voluntarily or involuntarily, initiate vehicle recalls if any of FF’s vehicles, including any systems or parts sourced from suppliers and contractors, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by FF or by suppliers and contractors, could require that FF incur significant costs relating to logistics and/or repair. All of the foregoing could materially harm FF’s brand image, business, prospects, financial condition and results of operations.

FF may become subject to product liability claims, which could harm its financial condition and liquidity if FF is not able to successfully defend or insure against such claims.

FF may become subject to product liability claims, which could harm its business, prospects, operating results and financial condition. The automotive industry experiences significant product liability claims, and FF faces the inherent risk of exposure to claims in the event FF’s vehicles do not perform as expected or experience a malfunction that results in property damage, personal injury and/or death. Such claims could divert FF’s financial and other resources and cause disruption to its operations. Furthermore, a successful product liability claim against FF could result in a substantial monetary award while generating significant negative publicity. FF’s insurance coverage might not be sufficient to cover all potential product liability claims.

If FF is sued for infringing or misappropriating intellectual property rights of third parties, litigation could be costly and time consuming and could prevent FF from developing or commercializing its future products.

FF is subject to litigation risks from third parties alleging infringement of their intellectual property, which could be time consuming and costly, regardless of whether the claims have merit. Individuals, organizations and companies, including FF’s competitors, may hold or obtain patents, trademarks and/or other proprietary rights that would prevent, limit or interfere with its ability to make, use, develop, sell and/or market FF’s vehicles or components, and may bring claims alleging FF’s infringement of such rights. If FF is determined to have or believes there is a high likelihood that FF has infringed upon a third party’s intellectual property rights, not only may FF be required to pay substantial damages or settlement costs, but FF may also be required to cease sales of its vehicles, incorporate certain components into its vehicles, or offer vehicles or other goods or services that incorporate or use the challenged intellectual property, seek a license from the holder of the infringed intellectual property rights (which license may not be available on reasonable terms or at all), redesign the vehicles or other goods or services, establish and maintain alternative branding for FF’s products and services, and/or alter FF’s business strategy, all of which could prevent FF from developing or commercializing its vehicles and adversely and materially hamper its business, prospects, financial condition and results of operations. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, and diversion of resources and management attention.

FF may be subject to damages resulting from claims that FF or its employees have wrongfully used or disclosed alleged trade secrets or other intellectual property rights of former employers of FF’s employees.

Many of FF’s employees were previously employed by other automotive companies or by suppliers to automotive companies. FF may be subject to claims that it or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If FF fails in defending such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent FF’s ability to commercialize its products, which could severely harm FF’s business, prospects, results of operations and financial condition. Even if FF is successful in defending against these claims, litigation could result in substantial costs, negative publicity and demand on management resources, which would materially adversely affect its business, prospects, brand, financial condition and results of operations.

FF has elected to protect some of its technologies as trade secrets rather than as patents, however, this approach has certain risks and disadvantages.

FF has elected to protect many of its technological developments as trade secrets rather than filing patent applications on them. If another person has filed or files in the future a patent application on the same subject invention FF may be precluded from subsequently filing for its own patent on such invention. In addition, if the other person’s patent application is granted, FF’s continued use of its technological development could then constitute infringement of the other person’s patent. In that case FF could be forced to stop using the affected technology or to pay royalties to continue using it. These risks are heightened for FF given the large number of patent filings in the industry.

Another risk of reliance upon trade secret protection is that there is no guarantee that the efforts FF has made to keep its trade secrets secret will be successful. Trade secrets may be taken or used without FF’s authorization or knowledge, including via information security breaches. It is difficult to detect that trade secrets are being misappropriated, and it is very difficult and expensive to prove disclosure or unauthorized use in court and to obtain an adequate remedy.

FF is dependent upon its proprietary intellectual properties.

FF considers its copyrights, trademarks, trade names, internet domain names, patents and other intellectual property assets invaluable to its ability to develop and protect new technology, grow its business and enhance FF’s brand recognition. FF has invested significant resources to develop its intellectual property assets. Failure to successfully maintain or protect these assets could harm FF’s business. The steps FF has taken to protect its intellectual property rights may not be adequate or prevent theft and use of its trade secrets by others or prevent competitors from copying its newly developed technology. If FF is unable to protect its proprietary rights or if third parties independently develop or gain access to similar technology, FF’s business, revenue, reputation and competitive position could be harmed. For example, the measures FF takes to protect its intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

●	any patent applications FF submits may not result in the issuance of patents;

●	the scope of FF’s issued patents may not be broad enough to protect its proprietary rights;

●	FF’s issued patents may be challenged and/or invalidated by its competitors or others;

●	the costs associated with enforcing patents, confidentiality and invention agreements and/or other intellectual property rights may make aggressive enforcement impracticable;

●	current and future competitors may circumvent FF’s patents;

●	FF’s in-licensed patents may be invalidated, or the owners of these patents may breach their license arrangements; and

●	even if FF obtains a favorable outcome in litigation asserting its rights, FF may not be able to obtain an adequate remedy, especially in the context of unauthorized persons copying or reverse engineering FF’s products or technology.

FF may need to resort to litigation to enforce its intellectual property rights if its intellectual property rights are infringed or misappropriated, which could be costly and time consuming. Additionally, protection of FF’s intellectual property rights in different jurisdictions may vary in their effectiveness. FF has little patent coverage anywhere in the world except the United States and China. Implementation and enforcement of Chinese intellectual property-related laws historically has been considered to be deficient and ineffective. Moreover, with FF’s ownership of patents limited mostly to those issued in China and the United States, FF may find it impossible to prevent competitors from copying its patented advancements in vehicles manufactured and sold elsewhere.

Despite FF’s efforts to protect its proprietary rights, third parties may still attempt to copy or otherwise obtain and use its intellectual property or seek court declarations that such third parties’ intellectual property does not infringe upon FF’s intellectual property rights, or they may be able to independently develop technologies that are the same as or similar to FF’s technologies.

FF may not be able to obtain patent protection on certain of its technological developments, and may face better-funded competitors with formidable patent portfolios.

FF may not be able to obtain patent protection for certain of its technological developments because some of its existing applications were abandoned and applicable filing deadlines for seeking to protect such technologies may have passed in the United States and around the world. Also, FF has elected to protect some of its technologies as trade secrets rather than as patents. However, this approach risks the wrongful disclosure and use of FF’s trade secrets by departing employees and others. FF has delayed filing for patent protection on certain of its technological developments in recent years due to financial constraints. Because patents are granted on a first-to-file basis, a delay in patent filings, such as this, can result in other companies filing for and obtaining the same inventions either independently derived or otherwise. In addition, inventions not subject to an earlier filing date as disclosed in an active application can result in FF’s inventions or patents being “blocked” by prior art in the meantime. The consequences of the filing delays could place FF at a disadvantage relative to competitors that have been continuously more active in filing patent applications and could leave FF unable to protect its technologies that differentiate FF’s vehicles from the vehicles of its competitors. FF also faces better-funded competitors with formidable patent portfolios and there can be no guarantee that one or more competitors has not and/or will not obtain patent protection on features necessary to implement in FF’s vehicles.

FF is subject to stringent and changing laws, regulations, standards and contractual obligations related to data privacy and security, and FF’s actual or perceived failure to comply with such obligations could harm its reputation, subject it to significant fines and liability, or otherwise adversely affect FF’s business, prospects, financial condition and results of operations.

FF plans to permit certain of its business partners to collect, process, store, and in some cases transfer across borders, personally identifiable information concerning the drivers and passengers of FF’s vehicles. Such information may include among other things faces, names, geolocation information, payment data, and preferences. Although FF has adopted security policies and measures, including technology, to protect its customer information and other proprietary data, it may be required to expend significant resources to further comply with information security laws, data breach notification requirements, as well as privacy and data protection law if third parties improperly obtain or use personal information of FF’s customers or FF otherwise experiences a data loss with respect to its customers’ personal information. Moreover, privacy and data protection laws are constantly evolving, and new requirements may limit or disrupt the Company’s data practices, restrict our ability to market our products, impact operations and increase legal and reputational risks.

FF plans to operate on a global basis, and thus FF will face a significant burden to comply with data privacy and information security laws and regulations in the United States at the federal and state level, China, Brazil, Europe, the UK and the rest of the world. Although FF endeavors to comply with all such laws and regulations, as well as FF’s own policies and obligations under contracts with third parties, FF may at times fail to do so or be alleged to have failed to do so. Any failure or perceived failure by FF to comply with such privacy, data protection or information security laws, regulations, policies, and obligations in one or more jurisdictions could expose FF to litigation, awards, fines or judgments, civil and/or criminal penalties or negative publicity, and could adversely affect FF’s business, financial condition, results of operations and prospects.

The global regulatory framework governing the collection, processing, storage, use and sharing of personal information, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. In the United States, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, California enacted the California Consumer Privacy Act of 2018 (“CCPA”) which went into effect in January 2020 and became enforceable by the California Attorney General in July 2020, and which, among other things, requires companies covered by the legislation to provide new disclosures to California consumers and afford such consumers new rights of access and deletion for personal information, as well as the right to opt out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Additionally, a California ballot initiative, the California Privacy Rights Act (“CPRA”) was passed in November 2020 and will significantly amend the CCPA effective January 1, 2023. The CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also created a new state agency vested with authority to implement and enforce the CCPA and the CPRA, and which is presently engaged in rulemaking processes that can introduce additional burdens or obligations on FF’s compliance programs and data practices. Moreover, additional states such as Virginia, Colorado, Connecticut and Utah have passed similar legislation that is going into effect in 2023, and further states may follow. Additionally, the Federal Trade Commission has issued an Advanced Notice of Proposed Rulemaking in August of 2022 indicating their interest in developing broad regulations around information security and commercial surveillance practices that may further impact our business. The effects of these new privacy laws and regulations are potentially significant and may require FF to modify its data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

Internationally, many jurisdictions have established their own data security and privacy legal framework with which FF or its clients may need to comply, including, but not limited to, the European Union, or EU. The EU’s data protection landscape is currently unstable, resulting in possible significant operational costs for internal compliance and risk to FF’s business. In China, the Personal Information Protection Law was passed on August 20, 2021 and took effect on November 1, 2021, imposing restrictions on entities that collect and process personal data and sensitive information about subjects in China. China also has a cybersecurity regulatory regime that may also add to our regulatory compliance risks.

Failure by FF, whether actual or perceived, to comply with federal, state or international privacy, data protection or security laws or regulations could result in regulatory or litigation-related actions against FF, legal liability, fines, damages and other costs, and could adversely affect its business, financial condition, results of operations and prospects.

FF is subject to cybersecurity risks relating to its various systems and software, or that of any third party that FF relies upon, and any failure, cyber event or breach of security could prevent FF from effectively operating its business, harm its reputation or subject FF to significant liability.

FF’s business requires it to use and store confidential information, including information relating to its suppliers and other third parties, and FF’s customers’ personal information and preferences. FF and the business partners storing its data are routinely subject to cybersecurity threats and attacks. Information security risks have increased in recent years in part because of the proliferation of new technologies and the increased sophistication and activities of organized crime, hackers, terrorists, state-sponsored actors, and other external parties. Moreover, cybersecurity laws are increasing in complexity and creating expanded areas for potential legal liability in the wake of data breaches or technological vulnerabilities. FF’s vehicles contain complex IT systems and software to support interactive and other functions. FF maintains policies, procedures and technological safeguards and has implemented policy, procedural, technical, physical and administrative controls intended to prevent unauthorized access to its IT networks and vehicles’ systems. However, FF regularly defends against and responds to information security incidents, vulnerabilities and other security events. Unauthorized persons may gain unauthorized access to modify, alter, insert malicious code and use such networks and systems or gain access to confidential information of our suppliers, other third parties or customers, or our software or other technologies may have vulnerabilities that lead to operational interruptions, data losses, or other harms. In the event FF’s or FF business partners’ data system protection, disaster recovery, business continuity or secure software and development lifecycle efforts are unsuccessful and such systems or the data systems of vehicles are compromised, FF could suffer substantial harm. The conflict between Russia and Ukraine may increase the risk of cyberattacks.

FF cannot entirely eliminate the risk of improper or unauthorized access to or disclosure of data or personal information, technological vulnerabilities or other security events that impact the integrity or availability of FF’s data systems and operations, or the related costs FF may incur to mitigate the consequences from such events. Additionally, FF cannot guarantee that its insurance coverage would be sufficient to cover all losses. Moreover, FF has limited control over and limited ability to monitor FF’s third-party business partners that collect, store, and process information, including personally identifiable information, on FF’s behalf. They and their systems could be the subject of cyberattacks, just as FF could, and they may or may not put into practice the policies and safeguards they should in order to comply with applicable laws, regulations, and their contractual obligations to FF. A vulnerability in a third-party business partner’s software or systems, a failure of FF’s third-party business partner’s safeguards, policies or procedures, or a breach of a third-party business provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of FF’s systems or vehicles, or the data stored by FF’s business partners.

To the extent that FF’s vehicles are commercialized, there can be no assurance that these vulnerabilities related to FF’s systems and software will not be exploited in the future before they can be identified, or that FF’s remediation efforts will be successful. A major breach of FF’s network security and systems could have negative consequences for its business, prospects, financial condition and results of operation including possible fines, penalties and damages, reduced customer demand for FF’s vehicles and harm to its reputation and brand. Any cyberattacks, unauthorized access, disruption, damage or control of FF’s IT networks and systems or any loss or leakage of data or information stored in its systems could result in disruption of FF’s operations and legal claims or proceedings. In addition, regardless of their veracity, reports of cyberattacks to our networks, systems or data, as well as other factors that may result in the perception that FF’s networks, systems or data are vulnerable to “hacking,” could further negatively affect FF’s brand and harm its business, prospects, financial condition and results of operation.

FF may not be able to obtain regulatory approval for its vehicles.

Motor vehicles are subject to substantial regulation under international, federal, state and local laws. Vehicles produced by FF will be required to comply with the applicable safety, product and other standards and regulations in FF’s targeted markets. For example, FF’s vehicles in the United States will be subject to numerous regulatory requirements established by the National Highway Traffic Safety Administration (“NHTSA”), including all applicable Federal Motor Vehicle Safety Standards (“FMVSS”). Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. In addition, FF’s vehicles sold in China must pass various tests and undergo a certification process and be affixed with the China Compulsory Certification (“CCC”), before delivery from the factory and sale, and such certification is also subject to periodic renewal. FF may fail to obtain or renew the required certification or regulatory approval for its vehicles, which may prevent FF from delivering, selling and/or importing/exporting its vehicles, and therefore materially and adversely affect its business, results of operations, financial condition and prospects.

FF and its manufacturing partners may be subject to increased environmental and safety or other regulations and disclosure rules resulting in higher costs, cash expenditures, and/or sales restrictions.

As a manufacturing company, including with respect to FF’s current Hanford, California facility, its future facility with a third-party manufacturer in South Korea and other potential contract manufacturing options, and its proposed joint venture in China, FF and its manufacturing partners are or will be subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictional levels in the U.S., South Korea and other locations where they may expand operations, including laws relating to the use, handling, storage, recycling, disposal and human exposure to hazardous materials and relating to the construction, expansion and maintenance of their facilities. Evolving disclosure rules on environmental matters may also entail additional compliance and reporting costs, including, for instance, the new climate change reporting rules proposed by the SEC which are expected to come into effect over the next three years.

The costs of compliance, including remediating contamination if any is found on FF or its manufacturing partner’s properties, and any changes to their operations mandated by new or amended laws, may be significant. FF and/or its manufacturing partners may be required to incur additional costs to comply with any changes to such regulations, and any failures to comply could result in significant expenses, delays or fines. FF and its manufacturing partners will be subject to laws, regulations and standards applicable to the supply, manufacture, import, sale and service of automobiles in different jurisdictions and relating to vehicle safety, fuel economy and emissions, among other things, in different jurisdictions which often may be materially different from each other. As a result, FF and/or its manufacturing partners may need to make additional investments in the applicable vehicles and systems to ensure regulatory compliance.

Additionally, there is a variety of international, federal and state regulations that may apply to autonomous vehicles, which include many existing vehicle standards that were not originally intended to apply to vehicles that may not have a driver. For example, there are currently no federal U.S. regulations pertaining to the safety of autonomous vehicles; however, NHTSA has established recommended guidelines. Certain states have legal restrictions on autonomous vehicles, and many other states are considering them. Such regulations continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations. This could result in higher costs and cash expenditures, or may delay products or restrict self-driving features and availability, any of which could adversely affect our business, prospects, financial condition and results of operation.

FF may be subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions and other similar laws and regulations, and non-compliance with such laws and regulations could subject FF to civil, criminal and administrative penalties, remedial measures and legal expenses, all of which could adversely affect FF’s business, prospects, results of operations, financial condition and reputation.

FF is or will be subject to laws with respect to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and other similar laws and regulations in various jurisdictions in which FF conducts, or in the future may conduct, activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws and regulations. The FCPA prohibits FF and its officers, directors, employees and business partners acting on its behalf, including agents, from offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect FF’s business, prospects, results of operations, financial condition and reputation.

FF’s policies and procedures designed to ensure compliance with these regulations may not be sufficient, and its directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which FF may be held responsible. Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject FF to adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect FF’s business, prospects, results of operations, financial condition and reputation.

Increases in costs, disruption of supply or shortage of materials used to manufacture FF’s vehicles, in particular for lithium-ion cells or electronic components, could harm its business.

FF incurs significant costs related to procuring components and raw materials required to manufacture its vehicles. FF may experience cost increases, supply disruption and/or shortages relating to components and raw materials, which could materially and adversely impact its business, prospects, financial condition and operating results. FF uses various components and raw materials in its business, such as steel, aluminum, and lithium battery cells. The prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, including as a result of increased production of electric vehicles by FF’s competitors, as well as unforeseeable events such as the COVID-19 pandemic.

For instance, FF is exposed to multiple risks relating to lithium battery cells or electronic components, including but not limited to: (i) an increase in the cost, or decrease in the available supply, of materials used in the battery cells, such as lithium, nickel, cobalt and manganese; (ii) disruption in the supply of battery cells or electronic components due to quality issues or recalls by battery cell or electronic component manufacturers; and (iii) the inability or unwillingness of FF’s current battery cell or electronic component manufacturers to build or operate battery cell or electronic components manufacturing plants to supply the numbers of lithium cells or electronic components required to support the growth of the electric vehicle industry as demand for such battery cells or electronic components increases.

FF’s business is dependent on the continued supply of battery cells for the battery packs used in its vehicles and other electronic components. While FF believes several sources of the battery cells are available for such battery packs, it has to date fully qualified only one supplier for the battery cells used in such battery packs and have very limited flexibility in changing battery cell suppliers. Additionally, FF has not approved secondary sources for the key sourced components used in FF 91. Any disruption in the supply of battery cells or electronic components from such suppliers could disrupt production of FF’s vehicles until such time as a different supplier is fully qualified. There can be no assurance that FF would be able to successfully retain alternative suppliers on a timely basis, on acceptable terms or at all.

Furthermore, tariffs or shortages in petroleum and other economic conditions may result in significant increases in freight charges and material costs. In addition, a growth in popularity of electric vehicles without a significant expansion in battery cell production capacity could result in shortages which would result in increased materials costs to FF negatively impact its business, prospects, financial condition and results of operations. Substantial increases in the prices for FF’s raw materials or components would increase its operating costs, and could reduce the margins if FF cannot recoup the increased costs through increased vehicle prices. Any attempts to increase product prices in response to increased material costs could result in a decrease in sales and therefore materially and adversely affect FF’s brand, business, prospects, financial condition and operating results.

FF may be subject to risks associated with autonomous driving technology.

FF 91 is designed with autonomous driving functionalities and FF plans to continue its research and development efforts in autonomous driving technology. However, such functionality is relatively new and poses risks, such as from defective software performance or unauthorized access or security attacks by other persons. The safety of such technologies also depends in part on user interaction, and users may not be accustomed to using such technologies. Such failures could lead to accidents, injury and death. For example, there have already been fatal accidents caused by autonomous driving vehicles developed by other leading market players. Any accidents involving self-driving vehicles — even if involving those of FF’s competitors — may result in lawsuits, liability and negative publicity and increase calls for more restrictive laws and regulations governing self-driving vehicles or to keep in place laws and regulations in locations that do not permit drivers to employ the self-driving functionality. Any of the foregoing could materially and adversely affect FF’s business, results of operations, financial condition, reputation and prospects.

Autonomous driving technology is also subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond FF’s control. Also see “– FF and its manufacturing partners may be subject to increased environmental and safety or other regulations and disclosure rules resulting in higher costs, cash expenditures, and/or sales restrictions.”

Developments in new energy technology or improvements in the fuel economy of internal combustion engines or significant reduction in gas prices may materially and adversely affect FF’s business, prospects, financial condition and results of operation.

Significant developments in alternative technologies, such as advanced diesel, ethanol, or compressed natural gas or improvements in the fuel economy of the internal combustion engine or significant reduction in gas prices may materially and adversely affect FF’s business, prospects, financial condition and results of operation in ways FF does not currently anticipate. Other fuels or sources of energy, such as hydrogen fuel cells, may emerge as customers’ preferred alternative to battery electric vehicles. FF is currently a pure battery electric vehicle company. Any failure by FF to develop new or enhanced technologies or processes, or to react to changes in existing technologies or consumer preferences, could result in the loss of competitiveness of FF’s vehicles, decreased revenue and a loss of market share to competitors.

FF’s vehicles will make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

FF’s vehicles will make use of lithium-ion battery cells. It has been reported that on rare occasions, lithium-ion cells can rapidly release the energy they store by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the FF battery pack has been designed with the management system and thermal event alarming system which can actively and continuously monitor each cell voltage and also the battery pack temperature and pressure condition to prevent such incidents, a field or testing failure of our vehicles or battery packs could occur, which could subject FF to product liability claims, product recalls, or redesign efforts, and lead to negative publicity. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for FF and FF’s products.

In addition, FF will need to store a significant number of lithium-ion cells at its facilities. Any mishandling of battery pack may cause disruption to business operations and cause damage and injuries.

FF may not be able to guarantee customers access to efficient, economical and comprehensive charging solutions.

FF has not built any commercial charging infrastructure, and FF’s customers will have to rely on private and publicly accessible charging infrastructure, which is generally considered to be insufficient, especially in China. FF may not have competitive advantages in terms of proprietary charging infrastructure or holistic charging solutions. Some competitors may provide charging services via self-owned charging infrastructure, battery swapping and charging vehicles, which FF may not be able to deliver.

The charging services FF may provide could fail to meet the expectations and demands of FF’s customers, who may lose confidence in FF and its vehicles. This may also deter potential customers from purchasing FF’s vehicles. In addition, even if FF has the ability and plan to build its own charging infrastructure, it may not be cost-effective and FF may face difficulties in finding proper locations and obtaining relevant government permits and approvals. To the extent FF is unable to meet its customers’ expectations or demand, or faces difficulties in developing efficient, economical and comprehensive charging solutions, FF’s reputation, business, financial condition and results of operations may be materially and adversely affected.

FF will face risks associated with international operations, including possible unfavorable regulatory, political, currency, tax and labor conditions, which could harm its business, prospects, financial condition and results of operations.

FF has a global footprint with domestic and international operations and subsidiaries. Accordingly, FF is subject to a variety of legal, political and regulatory requirements and social, environmental and economic conditions over which FF has little control. For example, FF may be impacted by trade policies, environmental conditions, political uncertainty and economic cycles involving the United States and China, which are inherently unpredictable. FF is subject to a number of risks particularly associated with international business activities that may increase FF’s costs, impact its ability to sell vehicles and require significant management attention. These risks include conforming FF’s vehicles to various international regulatory and safety requirements as well as charging and other electric infrastructures, organizing local operating entities, difficulty in establishing, staffing and managing foreign operations, challenges in attracting customers, hedging against foreign exchange risk, compliance with foreign labor laws and restrictions, and foreign government taxes, regulations and permit requirements, FF’s ability to enforce its contractual rights, trade restrictions, customs regulations, tariffs and price or exchange controls, and preferences of foreign nations for domestically manufactured products. If FF does not sufficiently address any of these challenges, its business, prospects, financial condition and results of operations may be materially and adversely affected.

FF might not obtain and maintain sufficient insurance coverage, which could expose FF to significant costs and business disruption.

To the extent FF commercializes its vehicles, FF may only obtain and maintain a limited liability insurance coverage for its products and business operations. A successful liability claim against FF due to injuries suffered by the users of its vehicles or services could materially and adversely affect FF’s business, prospects, financial condition, results of operations and reputation. In addition, FF does not have any business disruption insurance. Any business disruption event could result in substantial cost and diversion of resources.

Government financial support, incentives and policies for electric vehicles are subject to change. Discontinuation of any of the government subsidies or imposition of any additional taxes or surcharges could adversely affect FF’s business, prospects, financial condition and results of operations.

Government financial support and subsidies are critical to electric vehicle sales and changing consumer behaviors. Any reduction, discontinuation, elimination or discriminatory application of government financial support, subsidies and economic incentives because of policy changes, fiscal tightening, or the perceived success of electric vehicles or other reasons may result in the diminished competitiveness of the electric vehicle industry generally or FF’s electric vehicles in particular. Competitors who have already rolled out their electric vehicles before the phase-out or discontinuation of these incentives may be able to expand their customer base more effectively, which could place FF at a competitive disadvantage. While certain tax credits and other incentives for alternative energy production, alternative fuel and electric vehicles have been available in the past, there is no guarantee that these programs will be available in the future. If current tax incentives are not available in the future, or if additional taxes or surcharges are imposed, FF’s business, prospects, financial condition and results of operations could be harmed.

FF may engage in direct-to-consumer leasing or financing arrangements in the future which will expose FF to credit, compliance and residual value risks, the failure of which to manage may materially harm FF’s business, prospects, financial condition and results of operation.

FF expects the availability of financing or leasing programs to be important for its potential customers and may offer financing or leasing arrangements for its vehicles or collaborate with third parties to provide such arrangements in the future. However, FF may not be able to obtain adequate funding for its future financing or leasing programs or offer terms acceptable to potential customers. If FF is unable to provide compelling financing or leasing arrangements for its vehicles, it may be unable to grow the vehicle orders and deliveries, which could materially and adversely harm FF’s business, prospects, financial condition and results of operations.

Additionally, if FF does not successfully monitor and comply with applicable national, state, and/or local consumer protection laws and regulations governing these transactions, FF may become subject to enforcement actions or penalties, either of which may harm its business and reputation.

Moreover, offering leasing or financing arrangements will expose FF to risks commonly associated with the extension of credit. Credit risk is the potential loss that may arise from any failure in the ability or willingness of the customer to fulfill its contractual obligations when they fall due. In the event of a widespread economic downturn or other catastrophic event, FF’s customers may be unable or unwilling to satisfy their payment obligations on a timely basis or at all. Moreover, competitive pressure and challenging markets may increase credit risk through loans and leases to financially weak customers and extended payment terms. If a significant number of FF’s customers default, FF may incur credit losses and/or have to recognize impairment charges with respect to the underlying assets, which may be substantial. Any such credit losses and/or impairment charges could adversely affect FF’s business, prospects, operating results or financial condition.

Further, in lease arrangements, the profitability of any vehicles returned to FF at the end of their leases depends on FF’s ability to accurately project such vehicles’ residual values at the outset of the leases, and such values may fluctuate prior to the end of their terms depending on various factors such as supply and demand of FF’s used vehicles, economic cycles, and the pricing of new vehicles. FF may incur substantial losses if its vehicles’ fair market value deteriorates faster than projected.

Yueting Jia, FF’s founder and Chief Product and User Ecosystem Officer, is closely associated with the Company’s image and brand, and his public image may color public and market perceptions of FF. Negative information about Mr. Jia may adversely impact FF. Disassociating from Mr. Jia could also adversely impact FF.

Because of his position as the founder of the Company and his continuing role with the Company as Chief Product and User Ecosystem Officer and as Founder Advisor to the Board (effective as of October 4, 2022), Mr. Yueting Jia is closely associated with the image and brand of FF. As a result, his activities, media coverage about his activities and those of his affiliates and public and market perception of him and his role within FF all contribute to public and market perception of FF, which in turn impacts, among other things, FF’s ability to conduct business, FF’s relationships with its management and employees, FF’s ability to raise financing and FF’s relationships with government and regulatory officials.

Mr. Jia’s activities have in the past resulted in him being subject to discipline by FF. He has also been the subject of regulatory and legal scrutiny for his conduct at FF and in connection with his other business ventures. The following events and activities, among others, and any future similar events and activities could generate negative perceptions about Mr. Jia and, by extension, FF:

●	Mr. Jia was disciplined as part of the Special Committee investigation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – Special Committee Investigation” for more information regarding the findings and remedial actions relating to the Special Committee investigation.

●	Mr. Jia personally declared Chapter 11 bankruptcy in 2019; the U.S. bankruptcy court approved a restructuring plan in this proceeding in 2020.

●	The Shenzhen Stock Exchange (“SSE”) determined in 2019 that Mr. Jia was unsuitable for a position as director, supervisor or executive officer of public listed companies in China. This action came as a result of the violation by Leshi Information Technology Co., Ltd. (“LeTV”), an SSE-listed public company founded and controlled by Mr. Jia, of several listing rules, including those related to related party transactions, discrepancies in LeTV’s forecast and financials, and the use of proceeds from a public offering.

●	The China Securities Regulatory Commission notified Mr. Jia in 2021 of its decision to impose fines and a permanent ban from entry into the securities market as a result of misrepresentations in LeTV’s disclosure and financial statements, fraud in connection with a private placement, and other violations of securities laws and listing requirements.

●	Mr. Jia is a named defendant in securities litigation before the Beijing Financial Court brought in 2021 relating to alleged misrepresentations made by LeTV in connection with the matters referred to above. This matter is pending.

●	The Hong Kong Stock Exchange (“HKSE”) notified Mr. Jia in 2021 that he and another former executive director of Coolpad Group Limited (“Coolpad”), an HKSE-listed public company of which Mr. Jia was executive director and chairman, had breached their undertakings to the HKSE as a result of Coolpad’s failure to comply with listing rules relating to timely disclosure and the publishing of financial results. The HKSE determined that Mr. Jia should be removed from the board of Coolpad as his continued service would be prejudicial to the interests of investors.

Although FF is subject to risks from its ongoing association with Mr. Jia, if Mr. Jia ceased to be associated with FF, this also could adversely impact FF’s business, operations, brand, management and employee relations and customer relationships, as well as FF’s ability to develop business in China. Customers, employees and investors could conclude that because of Mr. Jia’s long relationship with and involvement in FF’s business, and the substantial contributions he has made to FF’s strategy, products and competitive positioning, a loss of Mr. Jia’s involvement would significantly harm FF’s business and prospects.

Yueting Jia is subject to restrictions in China that may continue if not all creditors participating in his personal bankruptcy restructuring plan request his removal from such restrictions. These restrictions may adversely impact FF’s China strategy.

As a condition to receiving distributions from the trust established as part of Mr. Yueting Jia’s personal bankruptcy restructuring plan, Mr. Jia’s creditors are required to request his removal from a Chinese official list of dishonest judgment debtors and the lifting of any consumption or travel restrictions that are currently imposed on him. This process has not been completed and Mr. Jia remains subject to restrictions that prevent him from working for FF in China. Continuance of these restrictions would adversely impact FF because of our reliance on him to develop our business in China, which is a crucial part of our growth strategy.

FFIE relies on FF Global, FF Top and individuals under FF Global’s and FF Top’s control for information relating to certain matters required to be disclosed in FFIE’s SEC filings, and their failure to provide such information could adversely affect FFIE’s ability to comply with its disclosure obligations.

As a public company, FFIE is subject to the rules and regulations of the SEC, including extensive disclosure requirements relating to corporate governance, executive compensation and financial reporting matters (among others). See “Risk Factors – Risks Related to Our Common Stock – FFIE has incurred and will continue to incur increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.” Due to FF Global’s and FF Top’s relationship with FFIE and with a number of FFIE’s employees (including several of FFIE’s executive officers), FFIE relies on FF Global and FF Top to provide FFIE with information that FFIE is required to disclose in its SEC filings. FF Global and FF Top may be unwilling to provide all or any part of such required information for FFIE’s SEC filings. For example, certain individuals with relationships with FF Global and FF Top failed to cooperate and withheld potentially relevant information in connection with the Special Committee investigation, including Jerry Wang, President of FF Global and FF Top and who previously served as an executive officer of FFIE. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – Special Committee Investigation” for more information. The failure of FF Global or FF Top to provide to FFIE information required to be disclosed by FFIE in its SEC filings could adversely affect FFIE’s ability to comply with its disclosure obligations.

Yueting Jia and FF Global, over which Mr. Jia exercises influence, have the ability to significantly influence the Company’s management, business and operations, and may use this ability in ways that are not aligned with the Company’s business or financial objectives or strategies or that are otherwise inconsistent with the Company’s interests. Such significant influence may increase if and to the extent the current members of the Board and management are removed and replaced with individuals who are aligned with Mr. Jia and/or FF Global.

Mr. Yueting Jia founded the Company in 2014, and was its Chief Executive Officer from 2017 until 2019. He chose and led the team creating the FF 91, and as our current Chief Product & User Ecosystem Officer, Mr. Jia continues to be an integral part of the innovation and development of our products. In addition, under the Heads of Agreement, the Company agreed to reinstitute the FF Transformation Committee, a management committee (of which Mr. Jia will be a member and Jerry Wang will initially be an observer as a representative of FF Global) that will discuss business matters being undertaken by the Company (the committee will not have any decision-making authority). Effective as of October 4, 2022, Mr. Jia was also appointed as Founder Advisor, in which capacity he will act as an advisor to the Board (with no change to his current compensation). As a result, Mr. Jia’s responsibilities at the Company have been expanded and his ability to further influence the Company, its management, business and operations has been increased.

FF Global Partners LLC (“FF Global”) is controlled by a board of five voting managers that includes Mr. Jia and certain business associates and a family member, which at times have included directors and senior executives of FF. Despite the participation of some members of our executive management in the management of FF Global, FF Global is not under the control of our Board.

FF Global, in turn, has the ability to significantly influence the Company’s management, business and operations by several means, including:

●	Beneficial ownership of 25.9% of the voting power of the Company’s fully diluted Common Stock. This ownership position makes FF Global the largest holder of our Common Stock, and gives FF Global substantial influence over the composition of our Board (in addition to FF Global’s director nomination rights under the Shareholder Agreement described below), which it is able to use in order to influence, or attempt to influence, Board decision-making.

●	Control of the Partnership Program described in this prospectus under “Business – Partnership Program.” Acting through FF Global, in July 2019 certain current and former directors and executives of the Company established an arrangement which they refer to as the “Partnership Program.” The Partnership Program provides financial benefits to certain Company directors, management and employees. The Partnership Program is administered by FF Global and is not under the Company’s supervision, and as a consequence the Company cannot be sure that it has all information about the Partnership Program that would be necessary to evaluate or mitigate its impact on FF’s ability to set and ensure the execution of FF’s business objectives and strategies.

●

Exercise of rights to appoint and remove directors. As previously disclosed, beginning in June 2022, the Company was party to a dispute with FF Global over various terms of the Shareholder Agreement (as then in effect), including relating to FF Global’s right to remove its designees from the Board. On September 23, 2022, FFIE entered into the Heads of Agreement, which provides for a governance settlement with FF Top that gives FF Global significant influence over the nomination and election of directors to the Board and requires the resignation of Ms. Swenson and Mr. Krolicki (subject to the satisfaction of certain conditions) and appointment of Adam (Xin) He to the Board. Ms. Swenson subsequently tendered her resignation from her role as both Executive Chairperson and member of the Board on October 3, 2022, effective immediately, and Mr. He was appointed to serve as Interim (non-Executive) Chairman of the Board effective as of the same date. The Company expects that the Board seated after the 2022 AGM will select a permanent Chairperson of the Board.

Under the Heads of Agreement, FF Global (through its subsidiary FF Top) has the right to select three directors (at least one of whom must be an independent director) out of a total of seven directors to be included on the Board’s slate for the 2022 AGM. In addition, subject to the satisfaction of the Implementation Condition, no incumbent directors will be renominated at the 2022 AGM other than Mr. He (based on the current composition of the Board), without the consent of the Selection Committee. Based on the current composition of the Board, the individuals nominated for election at the 2022 AGM and included on the Board’s recommended slate will therefore be limited to: (a) three directors selected by FF Top, at least one of whom will be an independent director, and (b) three independent directors selected by a Selection Committee, comprised of the Global CEO, Mr. He and Mr. Chui Tin Mok. As a result, the composition of the Board is expected to significantly change at the 2022 AGM.

Pursuant to the Shareholder Agreement as it is expected to be amended pursuant to the Heads of Agreement, following the 2022 AGM and through FFIE’s 2026 annual general meeting of stockholders, FF Global has the right to maintain three FF Top-nominated directors on the Board and thereafter FF Global will have the right to nominate a number of directors to our Board that is proportional to its ownership interest in FFIE, in each case as long as FF Top maintains a Shareholder Share Percentage (as defined in the Shareholder Agreement) of at least five percent (5%). In addition, the Company has agreed not to increase the size of the Board without the prior approval of FF Top. On October 14, 2022, FF Top delivered to the Company a “Notice of Nomination of Replacement FF Top Designees” stating, among other things, that FF Top was nominating Ms. Li Han to fill the vacancy on the Board left by Ms. Susan Swenson’s resignation. FF Top asserted the right to nominate Ms. Han to fill the vacancy created by Ms. Swenson’s resignation because such resignation was not effected in accordance with the Heads of Agreement, and thus, the provision that Ms. Swenson’s seat would remain empty until the 2022 AGM did not apply. FF Top maintained that it believed that Ms. Swenson’s vacancy should be filled with a nominee of FF Top, notwithstanding the current level of FF Top’s beneficial ownership of FFIE shares, in light of substantial dilution in its ownership of FFIE shares based on recent financing transactions entered into by FFIE.

On October 22, 2022, the Company and FF Top entered into the FF Top Amendment to the FF Top Voting Agreement. Pursuant to the FF Top Amendment, FF Top (among other things) reaffirmed its commitment under the FF Top Voting Agreement, in light of the extension of the maturity date of the SPA Notes under the Third Amendment, to vote all of its shares of FFIE voting stock in favor of the proposal to approve (for purposes of the Nasdaq listing rules) the issuance, in the aggregate, of shares in excess of 19.99% of the total issued and outstanding shares of FFIE Common Stock pursuant to the Financing Documents at the special meeting of FFIE stockholders scheduled for November 3, 2022. FF Top’s obligations pursuant to the FF Top Amendment are conditioned on (i) the appointment of Mr. Chad Chen (or a substitute nominee, as applicable), in lieu of Ms. Li Han, to the Board as the fourth FF Top designee no later than October 27, 2022 (provided that Mr. Chad Chen or a substitute nominee, as applicable, is reasonably acceptable to the Nominating and Corporate Governance Committee of the Board with respect to the Nasdaq independence rules and legal compliance and criminal compliance) (provided that if Mr. Chad Chen is not so reasonably acceptable to the Nominating and Corporate Governance Committee of the Board, then FF Top will be permitted to nominate another individual to the Board); and (ii) constructive engagement by Mr. Adam (Xin) He, the Chairman of the Board, directly with representatives of FF Top on certain additional governance and management matters and, to the extent the Chairman of the Board so determines, in his discretion, such matters will be put to a discussion and a vote of the full Board. On October 27, 2022, Mr. Chad Chen was appointed to the Board. On October 28, 2022, Mr. Brian Krolicki tendered his resignation from the Board effective immediately.

Further to the above, based on information provided by Mr. Xuefeng Chen, the Company’s Global CEO effective as of November 27, 2022, and FF Global, pursuant to an offer letter between them dated January 20, 2021, Mr. Xuefeng Chen will become an FF Global partner upon his subscription and payment for a certain number of FF Global units. See “Business – Partnership Program – Scope of Partnership Program” for more information.

As a result of the foregoing, FF Global has significant influence over the composition of the Board and, as a result, Mr. Jia and FF Global have strengthened their already significant influence over the Company. See “Management – Governance Agreement with FF Top and FF Global” for more information.

The Company has determined that Mr. Jia is not an “executive officer” as such term is defined under Rule 405 of the Securities Act. However, in light of the significant influence Mr. Jia has over the Company’s management, business and operations, which has increased as a result of the Heads of Agreement, the Company’s determination is not free from doubt. Given that Mr. Jia was disciplined by the Company in connection with the Special Committee investigation, and in light of the regulatory sanctions he has faced in China (as described above under “–Yueting Jia, FF’s founder and Chief Product and User Ecosystem Officer, is closely associated with the Company’s image and brand, and his public image may color public and market perceptions of FF. Negative information about Mr. Jia may adversely impact FF. Disassociating from Mr. Jia could also adversely impact FF”), if the Company were to determine in the future that Mr. Jia is an executive officer or if the SEC or another regulatory body were to challenge the Company’s determination, it could adversely affect the outcome of the pending SEC and DOJ investigations of the Company in connection with the matters that were the subject of the Special Committee investigation. Moreover, as a result of Mr. Jia’s regulatory sanctions in China, if Mr. Jia were determined to be an executive officer, the Company’s securities could be delisted by Nasdaq, which would adversely impact our ongoing financing efforts, business and financial position and materially impair the market for and market price of our Class A Common Stock and Warrants. If our securities are delisted by Nasdaq, we are unlikely to be able to raise sufficient additional funds in the near term, and as a result may be required to further delay our launch plans for the FF 91, reduce headcount, liquidate our assets, file for bankruptcy, reorganize, merge with another entity, and/or cease operations.

Mr. Jia maintains that the litigation previously initiated by FF Global for purposes of changing the Board and management of FF, which has since been dismissed without prejudice pursuant to the Heads of Agreement, was a collective decision made by FF Global and was not Mr. Jia’s decision. See “Business – Legal Proceedings” for further information regarding FF Global’s threatened litigation. Our interests may not coincide with the interests of Mr. Jia or FF Global in all circumstances. For example, our Board may prioritize business or financial objectives or strategies that Mr. Jia or FF Global disagrees with or that Mr. Jia or FF Global considers not to be in their interest. In such a case, Mr. Jia or FF Global could use their significant influence over FF’s stockholders and potential investors, FF’s management, business and operations to advance the interests of Mr. Jia or FF Global notwithstanding any adverse impact on the Company’s interests.

Disputes with our stockholders are costly and distracting.

We have in the past been, and may in the future be, party to various disputes with our stockholders. For example, beginning in June 2022 FF and FF Global were party to a dispute over various terms of the Shareholder Agreement (as then in effect), including relating to FF Global’s right to remove its designees from the Board. As part of this dispute, on June 22, 2022, Matthias Aydt, a current member of the Board and executive officer of FFIE and then a member of the board of managers of FF Global, after a discussion with a member of FF Global, relayed to Mr. Krolicki that FF Global would pay Mr. Krolicki up to $700,000, offset by the amount of any severance payments made by the Company, if Mr. Krolicki resigned from the Board. This offer was rejected by Mr. Krolicki.

While FFIE entered into a governance settlement with FF Top on September 23, 2022, which included a general mutual release of claims, there can be no assurance that disputes with FF Global or FFIE’s other stockholders will not arise in the future. For instance, shortly following the execution of the Heads of Agreement, FF Global began making additional demands of the Company which were beyond the scope of the terms contemplated by the Heads of Agreement and pertained to, among other things, the Company’s management reporting lines and certain governance matters. On September 30, 2022, FF Global alleged that the Company was in material breach of the spirit of the Heads of Agreement. The Company believes it is in full compliance with the Heads of Agreement and intends to comply with its terms, and disputes any characterization to the contrary. While the Company is in discussions with FF Global regarding these additional demands, this or any other dispute could result in litigation, may consume substantial amounts of Board and management time, make it difficult for the Board to operate in a constructive and collegial manner and are likely to be costly to FF. In addition, the diversion of management and Board attention caused by such disputes may risk the successful completion of the Company’s ongoing financing efforts. If we are unable to raise sufficient additional funds in the near term, we may be required to further delay our launch plans for the FF 91, reduce headcount, liquidate our assets, file for bankruptcy, reorganize, merge with another entity, and/or cease operations.

The composition of FFIE’s Board has changed, and is expected to further change substantially prior to or immediately following completion of the 2022 AGM.

Pursuant to the Heads of Agreement, subject to the satisfaction of certain contingencies and subject to certain other conditions, it is expected that Mr. Krolicki will resign as director of the Company. Ms. Swenson, our former Executive Chairperson, was also expected to resign at such time, however on October 3, 2022, Ms. Swenson and Mr. Scott Vogel resigned from the Board effective immediately. Mr. Jordan Vogel, the Company’s former Lead Independent Director also resigned on October 3, 2022, effective on October 5, 2022 upon his receipt of a supplemental release pursuant to the Mutual Release. Effective as of October 3, 2022, Mr. He was appointed Interim Chairman of the Board.

On October 14, 2022, FF Top delivered to the Company a “Notice of Nomination of Replacement FF Top Designees” stating, among other things, that FF Top was nominating Ms. Li Han to fill the vacancy on the Board left by Ms. Susan Swenson’s resignation. FF Top asserted the right to nominate Ms. Li Han to fill the vacancy created by Ms. Swenson’s resignation because such resignation was not effected in accordance with the Heads of Agreement, and thus, the provision that Ms. Swenson’s seat would remain empty until the 2022 AGM did not apply. FF Top maintained that it believed that Ms. Swenson’s vacancy should be filled with a nominee of FF Top, notwithstanding the current level of FF Top’s beneficial ownership of FFIE shares, in light of substantial dilution in its ownership of FFIE shares based on recent financing transactions entered into by FFIE. See “Management – Governance Agreement with FF Top and FF Global” for more information.

In addition, pursuant to the Heads of Agreement, none of our current directors, other than Mr. He (based on the current composition of the Board), will be re-nominated for election at the 2022 AGM without the approval of the Selection Committee. It is possible that certain of such directors who will not be re-nominated may decide to resign prior to the 2022 AGM. The Selection Committee is in the process of identifying additional independent director candidates, and FFIE expects to file a proxy statement and schedule the 2022 AGM as promptly as practicable after a sufficient number of additional independent director candidates has been identified for election at the 2022 AGM. Moreover, one of the conditions to FF Top’s obligations under the FF Top Amendment to the FF Top Voting Agreement is the appointment of Mr. Chad Chen (or a substitute nominee, as applicable), in lieu of Ms. Li Han, to the Board as the fourth FF Top designee no later than October 27, 2022 (provided that Mr. Chad Chen or a substitute nominee, as applicable, is reasonably acceptable to the Nominating and Corporate Governance Committee of the Board with respect to the Nasdaq independence rules and legal compliance and criminal compliance) (provided that if Mr. Chad Chen is not so reasonably acceptable to the Nominating and Corporate Governance Committee of the Board, then FF Top will be permitted to nominate another individual to the Board). On October 27, 2022, Mr. Chad Chen was appointed to the Board. On October 28, 2022, Mr. Brian Krolicki tendered his resignation from the Board effective immediately. Therefore, there has been substantial recent turnover in the composition of the Board, and we will be required to reconstitute the membership of our Board committees. As a result of the substantial turnover in the composition of the Board and its committees, there can be no assurance that the Board or its committees will function effectively or that there will not be any adverse effects on the Company or its business due to such developments.

FF is subject to legal proceedings and claims arising in and outside the ordinary course of business.

In addition to the shareholder class action and derivative matters discussed above, FF has been and continues to be involved in legal proceedings and claims arising both in and outside the ordinary course of FF’s business. See “Business - Legal Proceedings” for more information. We could also be subject to claims and litigation by investors based on the decline of the price of our Common Stock. The outcome of any litigation is inherently uncertain. FF evaluates these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, FF may establish reserves, as appropriate. Further, in the course of its operations, FF has been involved in litigation with contractors and suppliers over its past due payments. FF’s PRC Subsidiaries are involved in 32 proceedings or disputes in which the PRC Subsidiaries are defendants and one dispute in which a PRC entity is a plaintiff and has received a prevailing judgment. Substantially all of the claims arose out of those subsidiaries’ ordinary course of business, involving lease contracts, third-party suppliers or vendors, or labor disputes. The amounts claimed by the parties in the disputes involving FF’s PRC Subsidiaries, and accrued penalties thereof, are approximately $10.5 million. If one or more of those legal matters were resolved against FF in a reporting period for amounts above management’s expectations, FF’s business prospects, financial condition and operating results could be materially adversely affected.

Further, regardless of whether the results of the legal proceedings are favorable to FF, they could still result in substantial costs, negative publicity and diversion of resources and management attention, which could materially affect FF’s business, prospects, financial condition and results of operations. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against FF, which could negatively impact its financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage FF’s reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while FF maintains insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as retentions and caps on amounts recoverable. Even if FF believes a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of FF’s recovery.

Risks Related to FF’s Operations in China

FF faces various economic, operational and legal risks specific to China because of our corporate structure, our current operations in China and our plan to have significant operations in the future in China (including Hong Kong, which is subject to political and economic influence from mainland China), including the following:

Changes in the political and economic policies of the PRC government may materially and adversely affect FF’s business, financial condition and results of operations and may result in FF’s inability to sustain its growth and expansion strategies.

As part of FF’s dual-market strategy, substantial aspects of its business and operations may be based in China in the future, which will increase FF’s sensitivity to the economic, operational and legal risks specific to China. For example, China’s economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, level of corruption, control of capital investment, reinvestment control of foreign exchange, control of intellectual property, allocation of resources, growth rate and development level. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down, particularly in view of the effects of government actions to address the effects of the COVID-19 pandemic, which resulted in significant closures of businesses during the pandemic. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Higher inflation could adversely affect our results of operations and financial condition. Furthermore, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our products and services, and consequently have a material adverse effect on our businesses, financial condition and results of operations.

It is unclear whether and how FF’s current or future business, prospects, financial condition or results of operations may be affected by changes in China’s economic, political and social conditions and in its laws, regulations and policies. In addition, many of the economic reforms carried out by the Chinese government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on FF’s operations and business development.

Uncertainties with respect to the Chinese legal system, regulations and enforcement policies could have a material adverse effect on FF.

FF’s operations in China are governed by PRC laws and regulations. As the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. In addition, any new PRC laws or changes in PRC laws and regulations related to, among other things, foreign investment and manufacturing in China could have a material adverse effect on our business and our ability to operate our business in China.

From time to time, our PRC Subsidiaries may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business, impede our PRC Subsidiaries’ operations and reduce the value of your investment in FF.

Recently, the General Office of the State Council and another PRC authority jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which was promulgated on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, the need to strengthen the supervision over overseas listings by PRC-based companies and the need to revise the special provisions of the State Council on overseas issuance and listing of shares by those companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of PRC-based companies, and cybersecurity, data security, privacy protection requirements and similar matters. If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any additional offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to raise additional capital.

Furthermore, the PRC government may strengthen oversight and control over offerings conducted overseas and/or foreign investment in issuers with substantial operations in China, like us. Such actions taken by the PRC government may intervene or influence our PRC Subsidiaries’ operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to raise additional capital and reduce the value of our securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our PRC Subsidiaries’ operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers with substantial operations in China could result in a material change in our operations or financial performance and/or could result in a material reduction in the value of our Class A Common Stock and Warrants or hinder our ability to raise necessary capital.

Fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. Dollars of dividends payable on, our Common Stock in foreign currency terms.

The value of the CNY against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People’s Bank of China (the “PBOC”), changed the way it calculates the mid-point price of the CNY against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2018, the value of CNY appreciated by approximately 5.5% against the U.S. dollar; in 2019, the CNY appreciated by approximately 1.9% against the U.S. dollar; in 2020, the CNY appreciated 7.0% against the U.S. dollar; and in 2021, the CNY appreciated 2.7% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the CNY and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the CNY against the U.S. dollar. However, the PRC government may still at its discretion restrict access to foreign currencies for capital account or current account transactions in the future. Therefore, it is difficult to predict how market forces or government policies may impact the exchange rate between the CNY and the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in CNY exchange rates and achieve policy goals. If the exchange rate between the CNY and U.S. dollar fluctuates in an unanticipated manner, our results of operations and financial condition, and the value of, and dividends payable on, our shares in foreign currency terms may be adversely affected.

Changes in the laws and regulations of China or noncompliance with applicable laws and regulations may have a significant impact on our business, results of operations and financial condition.

FF’s operations in China are subject to the laws and regulations of China, which continue to evolve. For example, on January 9, 2021, China’s Ministry of Commerce (“MOFCOM”) issued the Rules on Blocking Improper Extraterritorial Application of Foreign Legislation and Other Measures (the “Blocking Rules”), which established a blocking regime in China to counter the impact of foreign sanctions on Chinese persons. The Blocking Rules have become effective upon issuance, but have only established a framework of implementation, and the rules’ effects will remain unclear until the Chinese government provides clarity on the specific types of extraterritorial measures to which the rules will apply. At this time, we do not know the extent to which the Blocking Rules will impact the operations of our PRC Subsidiaries. There is no assurance that our PRC Subsidiaries will be able to comply fully with applicable laws and regulations should there be any amendment to the existing regulatory regime or implementation of any new laws and regulations. In addition, the interpretations of many laws and regulations are not always uniform and enforcement of these laws and regulations involve uncertainties.

The continuance of our PRC Subsidiaries’ operations depends upon compliance with, among other things, applicable Chinese environmental, health, safety, labor, social security, pension and other laws and regulations. Failure to comply with such laws and regulations could result in fines, penalties or lawsuits.

Furthermore, our business and operations in China entail the procurement of licenses and permits from the relevant authorities. Rapidly evolving laws and regulations and inconsistent interpretations and enforcements thereof could impede our PRC Subsidiaries’ ability to obtain or maintain the required permits, licenses and certificates required to conduct our businesses in China. Difficulties or failure in obtaining the required permits, licenses and certificates could result in our PRC Subsidiaries’ inability to continue our business in China in a manner consistent with past practice. In such an event, our business, results of operations and financial condition may be adversely affected.

FFIE is a holding company and, in the future, may rely on dividends and other distributions on equity paid by the PRC Subsidiaries to fund any cash and financing requirements that FFIE may have, and the restrictions on PRC Subsidiaries’ ability to pay dividends or make other payments to FFIE could restrict FFIE’s ability to satisfy its liquidity requirements and have a material adverse effect on FFIE’s ability to conduct its business.

FFIE is a holding company and conducts all of its business through its operating subsidiaries. FFIE may need to rely on dividends and other distributions paid by its operating subsidiaries, including the PRC Subsidiaries, to fund any cash and financing requirements FFIE may have. Any limitation on the ability of the PRC Subsidiaries to make payments to FFIE, including but not limited to foreign currencies control, could have a material and adverse effect on FF’s business, prospects, financial condition and results of operation, including FFIE’s ability to conduct business, or limit FFIE’s ability to grow. Current PRC regulations permit the PRC Subsidiaries to pay dividends to FFIE only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the PRC Subsidiaries are required to set aside at least 10% of their accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. The PRC Subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if the PRC Subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to FFIE. Any limitation on the ability of the PRC Subsidiaries to distribute dividends or to make payments to FFIE may restrict its ability to satisfy its liquidity requirements.

In addition, the PRC Enterprise Income Tax Law (the “EIT Law”), and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of the PRC Subsidiaries to pay dividends or make other kinds of payments to FFIE could materially and adversely limit FFIE’s ability to grow, make investments or acquisitions that could be beneficial to FFIE’s business, pay dividends, or otherwise fund and conduct FFIE’s business.

Under the EIT Law, FFIE may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to FFIE and its non-PRC enterprise stockholders and have a material adverse effect on our results of operations and the value of your investment.

Under the EIT Law, as well as its implementing rules, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation of the PRC (the “SAT”), specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and stockholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that FFIE, as a holding company incorporated in Delaware, meet all of the conditions above, and thus we do not believe that FFIE is a PRC resident enterprise. However, if the PRC tax authorities determine that FFIE is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, FFIE will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, FFIE will also be subject to PRC enterprise income tax reporting obligations. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Finally, since there remains uncertainties regarding the interpretation and implementation of the EIT Law and its implementation rules, it is uncertain whether, if FFIE is regarded as a PRC resident enterprise, any dividends payable by us to our investors and gains on the sale of our Common Stock would become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises (subject to the provisions of any applicable tax treaty). It is unclear whether our non-PRC enterprise stockholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that FFIE is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Common Stock.

FFIE and its stockholders face uncertainty with respect to indirect transfers of equity interests in China resident enterprises through transfer of non-Chinese-holding companies. Enhanced scrutiny by the Chinese tax authorities may have a negative impact on potential acquisitions and dispositions we may pursue in the future.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including non-publicly traded equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, without limitation: whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the stockholders, business model and organizational structure; the income tax payable abroad on the income from the transaction of indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated the Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which became effective on December 1, 2017 and was most recently amended on June 15, 2018. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC Subsidiaries may be requested to assist in the filing under Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these publications, or to establish that our company should not be taxed under these publications, which may have a material adverse effect on our financial condition and results of operations.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company with PRC Subsidiaries, FF may finance the operations of our PRC Subsidiaries by means of loans or capital contributions. As permitted under PRC laws and regulations, we may make loans to our PRC Subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC Subsidiaries. Furthermore, loans by us to our PRC Subsidiaries to finance its activities cannot exceed the statutory limits, which is either the difference between the registered capital and the total investment amount of such enterprise or a multiple of its net assets in the previous year. In addition, a foreign-invested enterprise (“FIE”), shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, the PRC Subsidiaries by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account and capital account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC Subsidiaries or with respect to future capital contributions by us to our PRC Subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The PRC government can take regulatory actions and make statements to regulate business operations in China with little advance notice, so our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain so our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

The Chinese government has taken and continues to take regulatory actions and make statements to regulate business operations in China, sometimes with little advance notice. Our ability to operate and to expand our operations in China in the future may be harmed by changes in its laws and regulations, including those relating to foreign investment, cybersecurity and date protection, foreign currency exchange, taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China, or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our PRC Subsidiaries could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. Our PRC Subsidiaries may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our PRC Subsidiaries’ operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to their business or industry. Given that the Chinese government may intervene or influence our PRC Subsidiaries’ operations at any time, it could result in a material change in our PRC Subsidiaries’ operations and a material reduction in the value of our Class A Common Stock and Warrants. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, any such action could significantly limit or completely hinder FFIE’s and the Selling Stockholder’s ability to offer or continue to offer our shares of Class A Common Stock and Warrants to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether FFIE will be required to obtain permission from the PRC government to maintain its listing on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from the PRC government and has not received any denial to list on the U.S. exchange, as the PRC laws and regulations are still evolving rapidly and their interpretation and implementation are subject to uncertainties, our operations could be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to its business or industry.

The approval of, or filing or other administrative procedures with, the China Securities Regulatory Commission or other PRC governmental authorities may be required in connection with certain of our financing activities, and, if required, we cannot predict if we will be able to obtain such approval or complete such filing or other administrative procedures.

The PRC governmental authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers from time to time. Such actions taken by the PRC governmental authorities may intervene with our operations at any time, which are beyond our control. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over illegal securities activities, the need to strengthen the supervision over overseas listings by PRC-based companies and the need to revise the special provisions of the State Council on overseas issuance and listing of shares by those limited by shares companies. On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that Chinese companies that seek to offer and list securities in overseas markets directly or indirectly, including through single or multiple acquisition, share swap, transfer of shares or other means, shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three (3) working days after the application for an initial public offering is submitted. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities, and their controlling stockholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council.

The Draft Overseas Listing Regulations, among others, further stipulate that if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (1) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (2) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC.

According to the Draft Overseas Listing Regulations, if the Business Combination or this offering was determined as an “indirect overseas offering by a Chinese company” and we failed to complete the filing procedures with the CSRC for the Business Combination or this offering, or fell within the scope of any of the circumstances that is prohibited by the State Council, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council. In severe circumstances, the business of our PRC Subsidiaries may be ordered to suspend and their business qualifications and licenses may be revoked.

The Draft Overseas Listing Regulations were released only for soliciting public comments at this stage and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. We cannot predict the impact of the Draft Overseas Listing Regulations on the Business Combination, FFIE’s listing on U.S. exchanges, this offering and our future securities offering or other forms of financing activities, if any, at this stage, or guarantee that we will be able to satisfy the scrutinized and new regulatory requirements in case they were adopted in the current form. If it is determined in the future that approval of, or filing or other administrative procedures with, the CSRC or other PRC governmental authorities are required for the Business Combination, this offering or our future financing activities, we cannot assure you we can obtain such approval or complete such filing or other required procedures in a timely manner. Any failure or delay in obtaining or completing such approval, filing or other required procedures, or a rescission of any such approval or filing or other procedures, would subject us to sanctions by the CSRC or other PRC governmental authorities. These PRC governmental authorities may impose fines and/or other penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore financing activities into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects. Any uncertainties or negative publicity arising from these events could also adversely affect our business, financial condition, results of operations, and prospects.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors adopted by six PRC regulatory agencies, or the M&A Rules, and related regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand, or (iv) or in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Moreover, the PRC Anti-Monopoly Law requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant anti-monopoly authority before they can be completed.

In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Also, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, issued by the MOFCOM and effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the Rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy, re-investment through multiple levels, leases, loans or control through contractual control arrangement or offshore transactions. Furthermore, NDRC and MOFCOM promulgated the Measures for the Security Review of Foreign Investments, effective from January 18, 2021, which require foreign investors or relevant parties to file a prior report before making a foreign investment if such investment involves military related industry, national defense security or taking control of an enterprise in a key industry that concerns national security; and if a foreign investment will or may affect national security, the standing working office organized by NDRC and MOFCOM will conduct a security review to decide whether to approve such investment.

In the future, we may grow our business in China by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions, if required, could be time consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM or its local counterparts and other relevant PRC authorities, may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share in China through future acquisitions would as such be materially and adversely affected.

FF may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by FF’s PRC Subsidiaries.

The Chinese government extensively regulates the internet and automotive industries and other business carried out by the PRC Subsidiaries, such laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

Several PRC regulatory authorities, such as the State Administration for Market Regulation, the National Development and Reform Commission, MOFCOM, the MIIT, oversee different aspects of the electric vehicle business, and FF’s PRC Subsidiaries will be required to obtain a wide range of government approvals, licenses, permits and registrations in connection with their operations in China. For example, according to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products, promulgated by the MIIT on January 6, 2017 and amended on July 24, 2020, the MIIT is responsible for the national-wide administration of new energy vehicles and their manufacturers. The manufacturers shall apply to the MIIT for the entry approval to become a qualified manufacturer in China and shall further apply to the MIIT for the entry approval for the new energy passenger vehicles before commencing the manufacturing and sale of the new energy passenger vehicles in China. Both of the new energy passenger vehicles and their manufacturers will be listed in the Announcement of the Vehicle Manufacturers and Products issued by the MIIT from time to time, if they have obtained the entry approval from the MIIT. According to the Management Measures for Automobile Sales promulgated by the MOFCOM in July 2017, corporate basic information filings must be made by automobile dealers through the information system for the national automobile circulation operated by the MOFCOM within 90 days after the receipt of a business license. Furthermore, the electric vehicle industry is relatively immature in China, and the government has not adopted a clear regulatory framework to regulate the industry.

There are substantial uncertainties regarding the interpretation and application of the existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to internet-related businesses as well as automotive businesses and companies. There is no assurance that FF will be able to obtain all the permits or licenses related to its business in China, or will be able to maintain its existing licenses or obtain new ones. In the event that the PRC government considers that FF was or is operating without the proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses, or imposes additional restrictions on the operation of any part of FF’s business, the PRC government has the power, among other things, to levy fines, confiscate FF’s income, revoke its business licenses, and require FF to discontinue the relevant business or impose restrictions on the affected portion of its business. Any of these actions by the PRC government may have a material adverse effect on FF’s business, prospects, financial condition and results of operations.

We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations.

In the regular course of our business, we obtain information about various aspects of our operations as well as regarding our employees and third parties. The integrity and protection of FF, employee and third-party data are critical to our business. Our employees and third parties expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

PRC regulators, including the CAC, the MIIT, and the Ministry of Public Security, have been increasingly focused on regulation in data security and data protection. PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations.

The PRC Criminal Law, as most recently amended in 2020, prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC (the “Cyber Security Law”), which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect and disclose their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC provides legal basis for privacy and personal information infringement claims under the Chinese civil laws.

On June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC”), promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which took effect on November 1, 2021. This legislation marks China’s first comprehensive legal attempt to define personal information and regulate the storing, transferring, and processing of personal information. It restricts the cross-border transfer of personal information and has major implications for companies that rely on data for their operations in China.

In December 2021, the CAC and 12 other related authorities promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures stipulates that:

●	the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism;

●	the purchase of network products and services by a “critical information infrastructure operator” and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review;

●	if a network platform operator who possesses personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review with the CAC; and

●	the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security.

Furthermore, on November 14, 2021, the CAC published a discussion draft of Regulations on the Administration of Cyber Data Security for public comment, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The draft also provides that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the draft also requires that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the Cyberspace Administration of China before January 31 each year. As of the date of this prospectus, the abovementioned drafts have not been formally adopted, and substantial uncertainties exist with respect to their enactment timetable, final content, interpretation and implementation. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which took effect on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances apply for the security assessment of cross-border data transmission by the national cybersecurity authority through its local counterpart: (i) the data processor provides important data overseas; (ii) critical information infrastructure operators and data processors processing personal information of more than one million individuals provide personal information overseas; (iii) data processors which have provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals overseas since January 1 of the previous year provides personal information overseas; and (iv) other situations required to declare security assessment of cross-border data transmission as stipulated by the national cybersecurity authority.

Our PRC Subsidiaries may become subject to enhanced cybersecurity review. Certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. If our PRC Subsidiaries are deemed to be a critical information infrastructure operator or a network platform operator that is engaged in data processing that affect or may affect national security, they could be subject to PRC cybersecurity review. As of the date of this prospectus, we have not received any notice from any PRC governmental authority identifying any of our PRC Subsidiaries as a “critical information infrastructure operator” or “network platform operator” that is engaged in data processing which affects or may affect national security as mentioned above, or requiring us to go through the cybersecurity review or initiating a cybersecurity review against us in such respects.

As advised by our PRC counsel, Fangda Partners, the abovementioned laws, regulations or the relevant drafts are relatively new and the PRC laws and regulations relating to cybersecurity, information security, data privacy and protection are evolving rapidly, there remains significant uncertainty in the enactment, interpretation and enforcement of such PRC laws, regulations or the relevant drafts, and our PRC Subsidiaries could become subject to enhanced cybersecurity review or non-compliance investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance investigations in accordance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions to our PRC Subsidiaries, which may have material adverse effects on our business, financial condition or results of operations. As of the date of this prospectus, our PRC Subsidiaries have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and they have not received any inquiry, notice, warning, or sanction in such respect. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that our PRC Subsidiaries will comply with such regulations in all respects and they may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities.

Any independent registered public accounting firm operating in China that FF uses as an auditor for its operations in China is currently not permitted to be subject to inspection by the Public Company Accounting Oversight Board (“PCAOB”), and as such, investors may be deprived of the benefits of such inspection.

Our former principal auditor, the independent registered public accounting firm that issued the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. The auditors of FF’s PRC Subsidiaries are not registered with, and are not subject to inspection by, the PCAOB. Any independent registered public accounting firm that FF uses as an auditor for its operations in China is currently not permitted to be subject to inspection by PCAOB.

Inspections of other PCAOB-registered firms by the PCAOB outside of China have identified deficiencies in their audit procedures and quality control procedures, which may improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China. As a result, investors may be deprived of the benefits of PCAOB inspections to the extent that certain portions of financial statements are prepared by auditors in China. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of the China-based audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Existing or potential investors could lose confidence in our reported financial information and the quality of our financial statements because the financial statements with respect to FF’s PRC Subsidiaries were subject to audit by auditors not inspected by the PCAOB.

The lack of PCAOB inspections with respect to FF’s operations in China may subject existing and potential investors to additional risks in light of the changing regulatory framework. As part of a continued regulatory focus in the United States on limited access to business books and records and audit work papers caused by the protection of state secrets and national security laws in China, the Holding Foreign Companies Accountable Act (“HFCA”) was enacted in December 2020. The major purpose of the HFCA is to avail U.S. regulators of access to review audits for companies in the same manner in which they review those of firms in any other nation. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong (the “SOP”). However, depending on the implementation of the SOP, if the PCAOB reassesses its determinations by the end of 2022 and it determines that it was unable to inspect and investigate completely the public accounting firms of China-based companies, such companies will be delisted pursuant to HFCA despite the SOP.

As noted above, the independent registered public accounting firm that issued the audit report included elsewhere in this prospectus, is subject to inspection by the PCAOB, thus we have not been identified as a “Commission-Identified Issuer” under the current framework of the HFCA. However, such legislative efforts could cause investor uncertainty for both affected foreign issuers and transnational companies with operations in China including FF. Further, new laws and regulations or changes in laws and regulations in both the U.S. and PRC could affect our ability to maintain our listing on Nasdaq, which could materially impair the market for and market price of our Class A Common Stock and Warrants.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

The SEC, the Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against our PRC Subsidiaries or the directors or executive officers of our PRC Subsidiaries. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

There may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us and our management.

We currently have operations, and plan to have significant operations and assets in the future, in China. Moreover, one of our current directors is a national and resident of the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China with regard to such persons or assets relating to our operations in China, including actions arising under applicable U.S. federal and state securities laws. In addition, there are significant legal and other obstacles in China to providing information needed for regulatory investigations or litigation initiated by regulators outside China. Overseas regulators may have difficulties in conducting investigations or collecting evidence within China. It may also be difficult for investors to bring a lawsuit against us or our directors or executive officers based on U.S. federal securities laws in a Chinese court. Moreover, China does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgments of courts. Therefore, even if a judgment were obtained against us or our management for matters arising under U.S. federal or state securities laws or other applicable U.S. federal or state law, it may be difficult to enforce such a judgment with respect to our operations or assets in China.

Risks Related to this Offering

It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to the Selling Stockholder, or the actual gross proceeds resulting from those sales. Further, we may not have access to any or the full amount available under the Purchase Agreement with the Selling Stockholder.

On November 11, 2022, we entered into the Purchase Agreement with the Selling Stockholder, pursuant to which the Selling Stockholder has committed to purchase up to $200.0 million (which commitment amount may be increased up to up to $350.0 million at FFIE’s election) of our Class A Common Stock, subject to certain limitations and conditions set forth in the Purchase Agreement, including an effective resale registration statement (of which this prospectus forms a part) covering the resale by the Selling Stockholder of shares to be issued and sold under the Purchase Agreement. The shares of our Class A Common Stock that may be issued under the Purchase Agreement may be sold by us to the Selling Stockholder at our discretion from time to time.

We generally have the right to control the timing and amount of any sales of our shares of Class A Common Stock to the Selling Stockholder under the Purchase Agreement. Sales of our Class A Common Stock, if any, to the Selling Stockholder under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Selling Stockholder all, some or none of the shares of our Class A Common Stock that may be available for us to sell to the Selling Stockholder pursuant to the Purchase Agreement.

Because the purchase price per share to be paid by the Selling Stockholder for the shares of Class A Common Stock that we may elect to sell to the Selling Stockholder under the Purchase Agreement, if any, will fluctuate based on the market prices of our Class A Common Stock prior to each sale made pursuant to the Purchase Agreement, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of shares of Class A Common Stock that we will sell to the Selling Stockholder under the Purchase Agreement, the purchase price per share that the Selling Stockholder will pay for shares purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by the Selling Stockholder under the Purchase Agreement, if any.

FFIE does not, as of the date of this prospectus, have sufficient authorized and unissued shares of Class A Common Stock to issue and sell to the Selling Stockholder all 84,216,236 shares of our Class A Common Stock being registered for resale under the registration statement of which this prospectus forms a part. In order to have a sufficient number of authorized shares of Class A Common Stock to sell all 84,216,236 shares of our Class A Common Stock to the Selling Stockholder under the Purchase Agreement, the Company intends to call a special meeting to obtain FFIE stockholder approval to increase the Company’s authorized shares of Common Stock. However, no assurance is provided that such stockholder approval will be obtained, which could materially adversely affect the Company’s liquidity to the extent the Company is unable to access the full amount available under the Purchase Agreement with the Selling Stockholder.

Moreover, although the Purchase Agreement provides that we may sell up to an aggregate of $200.0 million (which commitment amount may be increased to up to $350.0 million at our election) of our Class A Common Stock to the Selling Stockholder, only 84,216,236 shares of our Class A Common Stock are being registered for resale under the registration statement of which this prospectus forms a part. If we elect to sell to the Selling Stockholder all of the 84,216,236 shares of Class A Common Stock being registered for resale under this prospectus (assuming stockholder approval of the increase in authorized shares of Company Common Stock, as described above), depending on the market price of our Class A Common Stock prior to each Advance made pursuant to the Purchase Agreement, the actual gross proceeds from the sale of all such shares may be substantially less than the $200.0 million available to us under the Purchase Agreement, which could materially adversely affect our liquidity.

If it becomes necessary for us to issue and sell to the Selling Stockholder under the Purchase Agreement more than the 84,216,236 shares being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $200.0 million (which commitment amount may be increased to up to $350.0 million at our election) under the Purchase Agreement, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Stockholder of any such additional shares of our Class A Common Stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective. Any issuance and sale by us under the Purchase Agreement of shares of Class A Common Stock in addition to the 84,216,236 shares of Class A Common Stock being registered for resale by the Selling Stockholder under the registration statement of which this prospectus forms a part could cause additional dilution to our stockholders.

We are not required or permitted to issue any shares of Class A Common Stock under the Purchase Agreement if such issuance would breach our obligations under the rules or regulations of the Nasdaq. In addition, the Selling Stockholder will not be required to purchase any shares of our Class A Common Stock if such sale would result in the Selling Stockholder’s beneficial ownership exceeding 9.99% of the then issued and outstanding Class A Common Stock. Our inability to access a part or all of the amount available under the Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business.

The securities being offered in this prospectus represent a substantial percentage of our outstanding Class A Common Stock, and the sales of such securities, together with the sale of the Class A Common Stock and Warrants being offered for resale in the Additional Prospectus, or the perception that these sales could occur, could cause the market price of our Class A Common Stock to decline significantly.

This prospectus relates to the offer and sale from time to time by the Selling Stockholder of up to 84,216,236 Class A Common Stock consisting of (i) 789,016 Commitment Shares and (ii) up to 83,427,220 Purchase Shares that we may elect, in our sole discretion, to issue and sell to the Selling Stockholder, from time to time under the Purchase Agreement. Assuming the issuance of all of the 83,427,220 Purchase Shares to the Selling Stockholder under the Purchase Agreement, the number of shares, then the aggregate number of shares being offered herein would represent approximately 17.9% of the outstanding Class A Common Stock. In addition to this prospectus, we have filed the Additional Prospectus that relates to the offer and sale from time to time by the selling stockholders identified therein of up to: (i) 27,733,421 shares of the Class A Common Stock sold to certain investors in connection with our Business Combination in a private placement (the “PIPE Shares”); (ii) 213,366 shares of Class A Common Stock that were originally purchased by Property Solutions Acquisition Sponsor, LLC (the “PSAC Sponsor”) in a private placement prior to PSAC’s initial public offering (collectively, the “Founder Shares”), (iii) 170,131 shares of Class A Common Stock originally issued to the designees of EarlyBirdCapital, Inc. as underwriter’s compensation in connection with PSAC’s initial public offering (collectively, the “Representative Shares”), (iv) 586,000 issued on July 22, 2022, pursuant to an omnibus transaction services fee agreement and acknowledgement, as amended, as consideration for consulting and advisory services provided by Riverside Management Group in connection with the Business Combination, (v) 86,395,848 shares of Class A Common Stock originally issued to Season Smart Limited (“Season Smart”) and Founding Future Creditors Trust as consideration in connection with the Business Combination, (vi) 64,000,588 shares of Class A Common Stock underlying the shares of FFIE’s Class B Common Stock originally issued to FF Top Holding LLC (“FF Top”) as consideration in connection with the Business Combination, (vii) 21,263,758 Earnout Shares not currently beneficially owned that Season Smart, FF Top and certain FF executives have the contingent right to receive pursuant to the Merger Agreement, (viii) 150,322 shares of Class A Common Stock issued to certain FF executives in satisfaction of deferred compensation owed by FF to such FF executives prior to the closing of the Business Combination, (ix) 484,856 shares of Class A Common Stock issued to certain FF executives upon such FF executives’ exercise of options, and (x) the resale of 54,252 shares of Class A Common Stock issued to Chui Tin Mok upon closing of the Business Combination in satisfaction of his related party note payable. The Class A Common Stock and Warrants being offered for resale in the Additional Prospectus represent a substantial percentage of the total outstanding shares of our Class A Common Stock as of the date of this prospectus. The 201,218,630 shares of outstanding Class A Common Stock registered in the Additional Prospectus represent approximately 52.1% of our Class A Common Stock outstanding as of November 17, 2022. Additionally, if all of the Warrants and convertible notes covered by the Additional Prospectus are exercised and converted, as applicable, the selling stockholders identified in the Additional Prospectus would, in the aggregate, own an additional 284,070,555 shares of Class A Common Stock, representing an additional 42.4% of the total outstanding Class A Common Stock as of November 17, 2022.

The sale of all or a substantial portion of the Purchase Shares and the Additional, or the perception that these sales could occur, could result in a significant decline in the public trading price of our Class A Common Stock.

Certain holders of FFIE’s Common Stock may earn a positive return on sales of their shares of Common Stock, notwithstanding the fact that our stock may continue to trade well below the effective purchase price for such shares.

As of the date of this prospectus, the price at which the Class A Common Stock trades is lower than the initial trading price of the shares sold pursuant to the initial public offering of PSAC. Despite the differences in the trading price of our securities and the initial trading price of the securities of FFIE, certain of FFIE’s stockholders, i.e., holders of the Founder Shares and Representative Shares, may be incentivized to sell their shares because they may experience a positive rate of return on the securities they purchased due to the differences in the original purchase prices for such shares and the current public trading price of our Class A Common Stock. On December 7, 2022, the closing price of the Common Stock was $0.2496 per share. Based on this closing price, the holders of the Founder Shares could sell such shares for an aggregate price of approximately $.0523 million and the holders of the Representative Shares could sell such shares for an aggregate price of approximately $.0418 million. As such, holders of the Founder Shares and Representative Shares may realize a positive rate of return on the sale of their shares of Class A Common Stock based on the current trading price of our Class A Common Stock and the effective purchase price for such shares. However, public securityholders may not experience a similar positive rate of return due to the differences in their purchase price and the current trading price of shares of the Class A Common Stock.

The sale and issuance of our Class A Common Stock to the Selling Stockholder will cause dilution to our existing stockholders, and the sale of the shares of Class A Common Stock acquired by the Selling Stockholder, or the perception that such sales may occur, could cause the price of our Class A Common Stock to fall.

The purchase price for the shares that FF may sell to the Selling Stockholder under the Purchase Agreement will fluctuate based on the price of our Class A Common Stock. Depending on a number of factors, including market liquidity, sales of such shares may cause the trading price of our Class A Common Stock to fall.

If and when FF does sell shares to the Selling Stockholder, the Selling Stockholder may resell all, some, or none of those shares at its discretion, subject to the terms of the Purchase Agreement. Therefore, sales to the Selling Stockholder by FF could result in substantial dilution to the interests of other holders of our Class A Common Stock. Additionally, the sale of a substantial number of shares of our Class A Common Stock to the Selling Stockholder, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a desirable time and price.

Investors who buy shares of Class A Common Stock at different times will likely pay different prices.

Pursuant to the Purchase Agreement, FF controls the timing and amount of any sales of Class A Common Stock to the Selling Stockholder. If and when FF does elect to sell shares of our Class A Common Stock to the Selling Stockholder pursuant to the Purchase Agreement, the Selling Stockholder may resell all, some, or none of such shares in its discretion and at different prices, subject to the terms of the Purchase Agreement. As a result, investors who purchase shares from the Selling Stockholder in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and, in some cases, substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Selling Stockholder in this offering as a result of future sales made by us to the Selling Stockholder at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to the Selling Stockholder under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the Selling Stockholder may make it more difficult for us to sell equity or equity-related securities in the future at a desirable time and price.

FF’s management team will have broad discretion over the use of the net proceeds from our sale of shares of Class A Common Stock to the Selling Stockholder, if any, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

FF’s management team will have broad discretion as to the use of the net proceeds from our sale of shares of Class A Common Stock to the Selling Stockholder, if any, and we could use such proceeds for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management team with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to control how the proceeds are being used. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management team to use such funds effectively could have a material adverse effect on our business, financial condition, operating results, and cash flows.

Risks Related to Our Common Stock

FFIE does not currently intend to pay dividends on our Class A Common Stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of FFIE’s Class A Common Stock.

Faraday Future Intelligent Electric Inc. has no direct operations and no significant assets other than the ownership of the stock of its subsidiaries. As a result, Faraday Future Intelligent Electric Inc. will depend on its subsidiaries for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends with respect to our Class A Common Stock. Applicable state law and contractual restrictions, including in agreements governing the current or future indebtedness of FF, as well as the financial condition and operating requirements of FF and limitations on the ability of our PRC Subsidiaries’ ability to pay dividends or make payment to us, may limit our ability to obtain cash from FF subsidiaries. Thus, we do not expect to pay cash dividends on our Class A Common Stock. Any future dividend payments are within the absolute discretion of our Board and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, level of indebtedness, contractual restrictions with respect to payment of dividends, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our Board may deem relevant.

There can be no assurance that FF will be able to comply with the continued listing standards of Nasdaq.

If Nasdaq delists FF’s shares from trading on its exchange for failure to meet the applicable listing standards, we and our stockholders could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Common Stock is a “penny stock” which will require brokers trading in our Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of our Common Stock;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

On October 31, 2022, we received written notice from Nasdaq that we were not in compliance with the Nasdaq requirement for the bid price for Class A Common Stock to be at least $1.00 per share (the “Minimum Bid Requirement”). We have until April 29, 2023 for the bid price for Class A Common Stock to close at $1.00 per share or more for a minimum of 10 consecutive business days. If compliance is not regained by April 29, 2023 (unless Nasdaq exercises its discretion to extend this period), our Class A Common Stock will be subject to a delisting action by Nasdaq. If we are unable to cure the deficiency or regain compliance, the Class A Common Stock will be delisted from Nasdaq.

At a special meeting of FFIE stockholders held on November 3, 2022, FFIE stockholders approved (among other proposals) a proposal to approve an amendment to the Amended and Restated Charter to effect a reverse stock split of the Common Stock by a ratio of any whole number in the range of 1-for-2 to 1-for-10, and a corresponding reduction in the number of authorized shares of Common Stock (after adjustment of the number of authorized shares, if applicable, resulting from stockholder approval of the Share Authorization Proposal), with such ratio to be determined in the discretion of the Board and with such action to be effected at such time and date, if at all, as determined by the Board within one year after the conclusion of such special meeting of stockholders. This approval gives the Board the discretion to amend the Amended and Restated Charter to effect a reverse stock split (with such ratio to be determined in the discretion of the Board in the range of 1-for-2 to 1-for-10) of the Common Stock at any time within one year of the date of such special meeting of stockholders. A reverse stock split may allow us to meet the Minimum Bid Requirement. However, we cannot assure you that the reverse stock split will be implemented by our Board or that such reverse stock split, if implemented, will be sufficient to enable us to maintain our Nasdaq listing.

FF may be required to take write-downs or write-offs, or FF may be subject to restructuring, impairment or other charges that could have a significant negative effect on FF’s business, prospects, financial condition, results of operations and the trading price of FF’s securities, which could cause you to lose some or all of your investment.

Factors outside of FF’s control may, at any time, arise. As a result of these factors, FF may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in FF reporting losses. Even though these charges may be non-cash items and therefore not have an immediate impact on FF’s liquidity, the fact that FF reports charges of this nature could contribute to negative market perceptions about FF or its securities. In addition, charges of this nature may cause FF to be unable to obtain future financing on favorable terms or at all.

The price of the Class A Common Stock has been and may continue to be volatile, and you could lose all or part of your investment.

The trading price of the Class A Common Stock has been and may continue to be highly volatile and could be attributable, among others, to factors beyond our control, including limited trading volume. For example, our stock traded within a range of a high price of $17.00 and a low price of $0.2496 per share for the period from July 22, 2021, our first day of trading on Nasdaq through December 7, 2022.

Any of the factors listed below could have a material adverse effect on the market price of the Class A Common Stock and as a result your investment in FFIE’s securities, and FFIE’s securities may trade at prices significantly below the price paid by you. In such circumstances, the trading price of FFIE’s securities may not recover and may experience a further decline. Factors affecting the trading price of FFIE’s securities may include:

●	FF’s failure to raise sufficient financing;

●	actual or anticipated fluctuations in FF’s financial results or the financial results of companies perceived to be similar to it;

●	changes in the market’s expectations about FF’s operating results;

●	success of competitors;

●	FF’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	FF’s ability to attract and retain senior management or key operating personnel, and the addition or departure of key personnel;

●	changes in financial estimates and recommendations by securities analysts concerning FF or the transportation industry in general;

●	operating and share price performance of other companies that investors deem comparable to FF;

●	FF’s ability to market new and enhanced products and technologies on a timely basis;

●	changes in laws and regulations affecting FF’s business;

●	FF’s ability to meet compliance requirements;

●	commencement of, or involvement in, threatened or actual litigation and government investigations;

●	changes in FF’s capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of FF’s Common Stock available for public sale;

●	any change in FF’s Board or management;

●	actions taken by FF’s directors, executive officers or significant stockholders such as sales of FF’s Common Stock, or the perception that such actions could occur;

●	ongoing and potential litigation involving FF, including the SEC investigation;

●	the implementation of the Special Committee’s recommendations and FFIE’s related remedial actions; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of FFIE’s securities irrespective of FFIE’s operating performance. The stock markets in general have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of FF’s securities, may not be predictable. A loss of investor confidence in the market for electric vehicle manufacturers’ stocks or the stocks of other companies which investors perceive to be similar to FF could depress FFIE’s share price regardless of FFIE’s business, prospects, financial conditions or results of operations. A decline in the market price of FF’s securities also could adversely affect FFIE’s ability to issue additional securities and FFIE’s ability to obtain additional financing in the future.

FF’s ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the Business Combination or other ownership changes.

Legacy FF has net operating loss carryforwards for U.S. federal and state, as well as non-U.S., income tax purposes that are potentially available to offset future taxable income, subject to certain limitations (including the limitations described below). If not utilized, U.S. federal net operating loss carryforward amounts generated prior to January 1, 2018 will begin to expire 20 years after the tax year in which such losses originated. Non-U.S. and state net operating loss carryforward amounts may also be subject to expiration. Realization of these net operating loss carryforwards depends on the future taxable income of FF, and there is a risk that the existing carryforwards of FF could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect FF’s operating results.

Under Section 382 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in the ownership of its equity by certain stockholders over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and certain other pre-change tax attributes to offset its post-change income may be limited. The applicable rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a company, as well as changes in ownership arising from new issuances of stock by FFIE. Legacy FF may have experienced ownership changes in the past and FF may have experienced an ownership change as a result of the Business Combination. FF may also experience ownership changes in the future as a result of changes in the ownership of its stock, which may be outside our control. Accordingly, FF’s ability to utilize its net operating loss carryforwards could be limited by such ownership changes, which could result in increased tax liability to FF, potentially decreasing the value of its stock.

There are additional limitations found under Sections 269, 383, and 384 of the Code that may also limit the use of net operating loss carryforwards that may apply and result in increased tax liability to FF, potentially decreasing the value of the Common Stock. In addition, a “Separate Return Limitation Year,” or SRLY, generally encompasses all separate return years of a U.S. federal consolidated group member (or predecessor in a Section 381 or other transaction), including tax years in which it joins a consolidated return of another group. According to Treasury Regulation Section 1.1502-21, net operating losses of a member that arise in a SRLY may be applied against consolidated taxable income only to the extent of the loss member’s cumulative contribution to the consolidated taxable income. As a result, this SRLY limitation may also increase FF’s tax liability (by reducing the carryforward of certain net operating losses that otherwise might be used to offset the amount of taxable gain), potentially decreasing the value of the Common Stock.

FF’s tax obligations and related filings have become significantly more complex and subject to greater risk of audit or examination by taxing authorities, and outcomes resulting from such audits or examinations could adversely impact our business, prospects, financial condition and results of operations, including our after-tax profitability and financial results.

FF’s operations are subject to significant income, withholding and other tax obligations in the United States and may become subject to taxes in numerous additional state, local and non-U.S. jurisdictions with respect to our income, operations and subsidiaries related to those jurisdictions. In addition, FF now has international supplier and customer relationships and may expand operations to multiple jurisdictions, including jurisdictions in which the tax laws, their interpretation or their administration may not be favorable. Additionally, future changes in tax law or regulations in any jurisdiction in which FF operates or will operate could result in changes to the taxation of FF’s income and operations, which could cause our after-tax profitability to be lower than anticipated.

FF’s potential future after-tax profitability could be subject to volatility or affected by numerous factors, including (a) the availability of tax deductions, credits, exemptions, refunds (including refunds of value added taxes) and other benefits to reduce FF’s tax liabilities, (b) changes in the valuation of FF’s deferred tax assets and liabilities, (c) expected timing and amount of the release of any tax valuation allowances, (d) tax treatment of stock-based compensation, (e) changes in the relative amount of our earnings subject to tax in the various jurisdictions in which FF operates or has subsidiaries, (f) the potential expansion of FF’s business into or otherwise becoming subject to tax in additional jurisdictions, (g) changes to FF’s existing intercompany structure (and any costs related thereto) and business operations, (h) the extent of FF’s intercompany transactions and the extent to which taxing authorities in the relevant jurisdictions respect those intercompany transactions and (i) FF’s ability to structure its operations in an efficient and competitive manner. Due to the complexity of multinational tax obligations and filings, FF may have a heightened risk related to audits or examinations by U.S. federal, state, local and non-U.S. taxing authorities. Outcomes from these audits or examinations could have an adverse effect on our business, prospects, financial condition and results of operations, including our after-tax profitability and financial condition.

FF’s potential future after-tax profitability may also be adversely impacted by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect. Additionally, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS recently entered into force among the jurisdictions that have ratified it, although the United States has not yet entered into this convention. These recent changes could negatively impact FF’s taxation, especially if FF expands its relationships and operations internationally.

FF’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act could have a material adverse effect on its business.

The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Legacy FF as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are now applicable after the consummation of the Business Combination. As described in “Risk Factors—Risks Related to FF’s Business and Industry—FF identified material weaknesses in its internal control over financial reporting. If FF is unable to remediate these material weaknesses, or if it identifies additional material weaknesses in the future or otherwise fails to maintain effective internal control over financial reporting, it may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect FF’s business and share price,” management has identified material weaknesses in the Company’s internal control over financial reporting. If FF does not remediate such material weaknesses, or if other material weaknesses are identified, or if FF is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.

FFIE may issue additional shares of Common Stock or preferred shares, which would dilute the interest of our stockholders.

FFIE may, in the future, issue a substantial number of additional shares of Common Stock or preferred stock. The issuance of additional shares of Common Stock or preferred stock:

●	may significantly dilute the equity interest of investors;

●	may subordinate the rights of holders of Common Stock if preferred stock is issued with rights senior to those afforded our Common Stock;

●	could cause a change of control if a substantial number of shares of our Common Stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

●	may adversely affect prevailing market prices for our Common Stock.

Sales of a substantial number of shares of our Class A Common Stock in the public market, including the resale of the shares of Common Stock held by FFIE stockholders pursuant to this prospectus or pursuant to Rule 144, could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of Common Stock intend to sell shares, could reduce the market price of the Class A Common Stock. The resale, or expected or potential resale, of a substantial number of shares of our Class A Common Stock in the public market could adversely affect the market price for the Class A Common Stock and make it more difficult for you to sell your holdings at times and prices that you determine are appropriate. Furthermore, we expect that, because there is a large number of shares being registered pursuant to the registration statement of which this prospectus forms a part, the Selling Stockholder will continue to offer the securities covered thereby pursuant to this prospectus or pursuant to Rule 144 for a significant period of time, the precise duration of which cannot be predicted. Accordingly, the adverse market and price pressures resulting from an offering pursuant to the registration statement may continue for an extended period of time.

We will also register all shares of Class A Common Stock that FFIE may issue under its equity compensation plans or that are issuable upon exercise of outstanding options. Once registered, these shares can be freely sold in the public market upon issuance and once vested. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our Class A Common Stock could decline.

The Class A Common Stock is also subject to potential dilution due to issuance of Common Stock in connection with future equity and or convertible debt financings. Sales of substantial numbers of such shares in the public market, including the resale of the shares of Common Stock held by FFIE stockholders, could adversely affect the market price of the Class A Common Stock, the impact of which is increased as the value of our stock price increases.

The issuance of Class A Common Stock upon full conversion of the principal amount of all outstanding SPA Notes and exercise of all outstanding SPA Warrants would substantially dilute the ownership interest of existing stockholders.

The shares of Class A Common Stock issuable upon full conversion and exercise of the SPA Notes and the SPA Warrants issued and issuable under the Securities Purchase Agreement entered into by FFIE with FF Simplicity Ventures LLC, an entity affiliated with ATW Partners LLC, and RAAJJ Trading LLC on August 14, 2022, as amended by the first amendment thereto on September 23, 2022 (the “SPA”), pursuant to the Joinder and Amendment Agreement entered into by FFIE and Senyun International Ltd., FF Simplicity, and RAAJJ Trading LLC on September 25, 2022, pursuant to the Limited Consent and Third Amendment entered into by FFIE, Senyun International Ltd., FF Simplicity and RAAJJ Trading LLC on October 24, 2022, and pursuant to the Limited Consent and Amendment entered into by FFIE, Senyun International Ltd., FF Simplicity and RAAJJ Trading LLC on November 8, 2022 will result in significant additional dilution to the existing stockholders of FFIE. At a special meeting of FFIE stockholders held on November 3, 2022, FFIE stockholders approved (among other proposals) a proposal to approve, as is required by the applicable Nasdaq rules and regulations, transactions involving notes and warrants issued to ATW Partners LLC, RAAJJ Trading LLC, Daguan International Limited and/or their affiliates as committed under the SPA, the Joinder and the Third Amendment, including the issuance of any shares in excess of 19.99% of the issued and outstanding shares of the Common Stock upon conversion of the SPA Notes and exercise of the SPA Warrants. To the extent the SPA Notes are converted and the SPA Warrants are exercised, such conversions and exercises would have a significant dilutive effect on the ownership interest of existing stockholders of FFIE. See “Description of Securities – Description of Warrants – SPA Warrants and SPA Notes” for additional information.

FFIE has granted preferential director nomination rights to certain investors which may cause FFIE to fall out of compliance with Nasdaq listing rules.

FFIE has been raising additional capital via debt or equity financings and expects to continue doing so in order to continue its operations. See “Risk Factors – Risks Related to FF’s Business and Industry – FF needs to raise additional capital in the near term, and currently does not have sufficient cash on hand to launch the FF 91 and may be unable to meet its capital requirements, which could jeopardize its ability to continue its business operations.” As discussed above, the sale of additional equity or convertible debt securities could result in further dilution of the equity interests of our existing stockholders. Additionally, FFIE has entered into arrangements with certain of stockholders that give them additional representation on the Board. Pursuant to the Heads of Agreement, FF Top has the right to maintain three FF Top-nominated directors on the Board through FFIE’s 2026 annual general meeting of stockholders (subject to certain conditions) and thereafter the right to nominate directors to the Board based on the formula in the Shareholder Agreement, in each case as long as FF Top maintains a Shareholder Share Percentage (as defined in the Shareholder Agreement) of at least five percent. See “Management – Governance Agreement with FF Top and FF Global” for more information. Such right granted to FF Top or other similar rights granted to other investors in the future may cause FFIE to fall out of compliance with certain of Nasdaq’s listing rules, in particular Nasdaq Rule 5640, which disallows the voting rights of existing stockholders to be disparately reduced through any corporate action or issuance, and cause FFIE’s Class A Common Stock to be delisted from Nasdaq.

FFIE does not have sufficient remaining authorized shares of Class A Common Stock to fulfill its obligation to issue shares upon exercise of all of the warrants and conversion of all of the notes issued or issuable under the NPA and SPA, or to pay interest “Make-Whole Amounts” in shares upon conversion. In addition, FFIE does not have sufficient remaining authorized shares of Class A Common Stock to issue and sell to the Selling Stockholder all of the Purchase Shares contemplated by the Purchase Agreement.

Under the SPA, each Purchaser has the option, from time to time until November 10, 2023, to purchase additional senior secured convertible notes (or “Tranche B Notes”) and warrants of the Company, subject to certain conditions, in an aggregate amount not to exceed the initial principal amount of the Bridge Notes and Incremental Notes issued to such Purchaser. Under the NPA, the investors (the “Investors”) have a similar option to acquire additional Optional Notes and warrants of the Company, subject to certain conditions. If the Purchasers and Investors were to exercise their respective options to acquire Tranche B Notes and Optional Notes and warrants of the Company and subsequently convert such notes and exercise such warrants, the Company would not, as of the date of this prospectus, have sufficient authorized and unissued shares of Class A Common Stock to satisfy its obligation to issue shares to the Purchasers and Investors upon such note conversions and warrant exercises. In addition, upon conversions of convertible notes, the Company is required to make certain interest make-whole payments in a combination of cash or Class A Common Stock, at the Company’s discretion. If there is an insufficient number of remaining authorized shares of Class A Common Stock, the Company would be required to pay the interest “Make-Whole Amount” in cash, which could adversely affect the Company’s liquidity position, business and results of operations. In addition, FFIE does not, as of the date of this prospectus, have sufficient authorized and unissued shares of Class A Common Stock to issue and sell to the Selling Stockholder all 84,216,236 shares of our Class A Common Stock being registered for resale under the registration statement of which this prospectus forms a part. At a special meeting of the Company’s stockholders held on November 3, 2022, the Company’s stockholders approved (among other proposals) a proposal to amend the Amended and Restated Charter to increase FFIE’s total authorized shares from 825,000,000 to 900,000,000 shares. In order to have a sufficient number of authorized shares of Common Stock to issue to the Purchasers and/or Investors pursuant to the NPA and SPA, and in order to have a sufficient number of authorized shares of Class A Common Stock to sell all 84,216,236 shares of our Class A Common Stock to the Selling Stockholder under the Purchase Agreement, the Company intends to call a subsequent special meeting to obtain stockholder approval to further increase the Company’s authorized shares of Common Stock. However, no assurance is provided that such stockholder approval will be obtained, which could materially and adversely impact the rights of the Purchasers and/or Investors and also materially adversely affect the Company’s liquidity to the extent the Company is unable to access the full amount available under the Purchase Agreement with the Selling Stockholder. In addition, if the Company fails to deliver shares of Class A Common Stock to the Purchasers and/or Investors when required pursuant to the NPA and the SPA, then the Company would be in default under the NPA and the SPA, and the Company may become obligated to pay damages to the Purchasers and/or Investors.

FFIE’s Amended and Restated Charter provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit FFIE’s stockholders’ ability to obtain a chosen judicial forum for disputes with us or our directors, officers, employees or stockholders.

FFIE’s Amended and Restated Charter requires to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought in the Court of Chancery in the State of Delaware or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our certificate of incorporation. In addition, our Amended and Restated Charter provides that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act.

In March 2020, the Delaware Supreme Court issued a decision in Salzburg et al. v. Sciabacucchi, which found that an exclusive forum provision providing for claims under the Securities Act to be brought in federal court is facially valid under Delaware law. It is unclear whether this decision will be appealed, or what the final outcome of this case will be. We intend to enforce this provision, but we do not know whether courts in other jurisdictions will agree with this decision or enforce it.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our Amended and Restated Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results and financial condition.

Charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

FFIE’s Amended and Restated Charter and Amended and Restated Bylaws contain provisions that could delay or prevent a change in control of FFIE. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

●	authorizing the Board to issue preferred stock with voting or other rights or preferences that could discourage a takeover attempt or delay changes in control;

●	prohibiting cumulative voting in the election of directors;

●	limiting the adoption, amendment or repeal of FFIE’S Amended and Restated Bylaws or the repeal of the provisions of our certificate of incorporation regarding the election and removal of directors without the required approval of at least two-thirds of the shares entitled to vote at an election of directors;

●	prohibiting stockholder action by written consent; and

●	limiting the persons who may call special meetings of stockholders.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board, which is responsible for appointing the members of our management. In addition, the provisions of Section 203 of the “DGCL” govern FF. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with FF for a certain period of time without the consent of its Board. These and other provisions in our Amended and Restated Charter and Amended and Restated Bylaws and under Delaware law could discourage potential takeover attempts, reduce the price investors might be willing to pay in the future for shares of Class A Common Stock and result in the market price of Class A Common Stock being lower than it would be without these provisions. For more information, see the section of this prospectus captioned “Description of Securities - Certain Anti-Takeover Provisions of Delaware Law.”

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our Amended and Restated Charter and Amended and Restated Bylaws provides that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the DGCL, our Amended and Restated Bylaws and our indemnification agreements that we entered into with our directors and officers provide that:

●	We will indemnify our directors and officers for serving FF in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

●	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

●	We will be required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

●	The rights conferred in our Amended and Restated Bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

●	We may not retroactively amend provisions of our Amended and Restated Bylaws to reduce our indemnification obligations to directors, officers, employees and agents.

Concentration of ownership may have the effect of delaying or preventing a change in control.

Legacy FF stakeholders collectively own a significant amount of the outstanding Common Stock. Legacy FF stakeholders include FF Top, which owns 64,000,588 shares of Class A Common Stock (on an as-converted basis), Season Smart Limited, which owns 66,494,117 shares of Class A Common Stock, and Founding Future Creditors Trust, which owns 19,901,731 shares of Class A Common Stock, representing 14.2%, 14.8% and 4.4%, respectively, of FFIE’s outstanding Common Stock as of November 17, 2022 (including, for this purpose, 64,000,588 shares of Class A Common Stock issuable upon conversion of 64,000,588 shares of Class B Common Stock held by FF Top, all as issued and outstanding shares as of November 17, 2022). In addition, FF Top has entered into voting agreements with certain FFIE stockholders pursuant to which FF Top will vote as a proxy of all of the Class A Common Stock owned by such FFIE stockholders subject to certain limitations. As a result, FF Top exercises voting power over 25.9% of FFIE’s outstanding Common Stock as of November 17, 2022 (based on same assumptions as above). Under the Shareholder Agreement, FF Top is also entitled to nominate a number of directors based on its voting power with respect to FFIE’s outstanding Common Stock, currently entitling FF Top to nominate four out of ten directors to the Board of FFIE. In addition, on September 23, 2022, FFIE, FF Global and FF Top entered into a governance settlement with FF Top, the largest holder of FFIE Common Stock, including with respect to the composition of the Board. See “Management – Governance Agreement with FF Top and FF Global” more for information.

As a result, FFIE’s equity holders, particularly FF Top, may have the ability to determine the outcome of corporate actions of FFIE requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our Class A Common Stock.

Upon FFIE achieving an equity market capitalization of $20.0 billion, the Class B Common Stock held by FF Top will convert from one vote per share to ten votes per share, which will entitle it to have substantial influence over FFIE’s corporate matters.

FFIE has adopted a dual-class share structure such that its common shares consist of Class A Common Stock and Class B Common Stock. FF Top, an entity controlled by FF Global, which in turn is controlled by its board of managers consisting of five voting managers (i.e., Mr. Yueting Jia, Mr. Jerry Wang, Mr. Chui Tin Mok, Mr. Prashant Gulati and Ms. Chaoying Deng), beneficially owns, directly or indirectly, all of the outstanding shares of Class B Common Stock, which account for 14.2% of FFIE’s total outstanding shares of Common Stock (i.e., Class A Common Stock and Class B Common Stock combined) and voting power as of November 17, 2022 (including, for this purpose, 64,000,588 shares of Class A Common Stock issuable upon conversion of 64,000,588 shares of Class B Common Stock held by FF Top, all as issued and outstanding shares as of November 17, 2022). In respect of matters requiring the votes of stockholders, each share of Class A Common Stock will be entitled to one vote and each share of Class B Common Stock will initially be entitled to one vote until FFIE’s volume weighted average total equity market capitalization achieves $20.0 billion for a period of 20 consecutive trading days, after which each share of Class B Common Stock will be entitled to ten votes. If FF Top obtains such enhanced voting rights, it would have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of the assets of FFIE, election of directors and other significant corporate actions. FF Top could take actions that are not in the best interest of FFIE or its other stockholders. This mechanism may discourage, delay or prevent a change in control, which could have the effect of depriving other stockholders of FFIE of the opportunity to receive a premium for their shares as part of a sale of FFIE.

Upon the conversion of Class B Common Stock held by FF Top from one vote per share to ten votes per share, Nasdaq may consider FFIE to be a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, FFIE may qualify for exemptions from certain corporate governance requirements.

So long as more than 50% of the voting power for the election of directors of FFIE is held by an individual, a group or another company, FFIE will qualify as a “controlled company” under Nasdaq listing requirements. While FFIE does not currently qualify as a controlled company, after such time as FFIE at the end of any 20 consecutive trading days, has a volume weighted average total equity market capitalization of at least $20.0 billion, holders of shares of the Class B Common Stock will be entitled to ten votes for each such share, which will cause FF Top to own 67.5% of the voting control of FFIE and FFIE may qualify as a controlled company. As a controlled company, FFIE would be exempt from certain Nasdaq corporate governance requirements, including those that would otherwise require the Board to have a majority of independent directors and require that FFIE establish a compensation committee comprised entirely of independent directors, or otherwise ensure that the compensation of FFIE’s executive officers and nominees for directors are determined or recommended to the Board by the independent members of the Board. While FFIE does not currently intend to rely on any of these exemptions, the Board of FFIE following the market capitalization event may elect to rely on such exemptions if FFIE is considered a “controlled company,” and to the extent it relies on one or more of these exemptions, holders of FFIE’s capital stock will not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq s corporate governance requirements.

FFIE’s dual-class structure may depress the trading price of the Class A Common Stock.

We cannot predict whether FFIE’s dual-class structure will result in a lower or more volatile market price of the Class A Common Stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, pursuant to which companies with multiple classes of shares of Common Stock are excluded. In addition, several stockholder advisory firms have announced their opposition to the use of multiple-class structures. As a result, the dual-class structure of FFIE’s Common Stock may cause stockholder advisory firms to publish negative commentary about FFIE’S corporate governance practices or otherwise seek to cause FFIE to change our capital structure. Any such exclusion from indices or any actions or publications by stockholder advisory firms critical of FFIE’s corporate governance practices or capital structure could adversely affect the value and trading market of our Class A Common Stock.

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A Common Stock will depend on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover FF downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of FF or fail to regularly publish reports on FF, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

FFIE’s ability to pay dividends in the future will be subject to its subsidiaries’ ability to distribute cash to it.

We do not anticipate that the Board will declare dividends for the foreseeable future. If FFIE decides to declare dividends in the future, as a holding company, it will require dividends and other payments from its subsidiaries to meet such cash requirements. In addition, minimum capital requirements may indirectly restrict the amount of dividends paid upstream, and repatriations of cash from FFIE’s subsidiaries may be subject to withholding, income and other taxes in various applicable jurisdictions. If FFIE’s subsidiaries are unable to distribute cash to it and it is unable to pay dividends, the Class A Common Stock may become less attractive to investors and the price of its shares of Common Stock may become volatile.

FFIE has incurred and will continue to incur increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

Following the consummation of the Business Combination, FFIE has incurred and will continue to incur increased legal, accounting, administrative and other costs and expenses as a public company that Legacy FF did not incur as a private company. The Sarbanes-Oxley Act of 2002 or the Sarbanes-Oxley Act, including the requirements of Section 404, to the extent applicable to FFIE, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time consuming. Under a number of those requirements, we have to carry out activities Legacy FF has not done previously. For example, FFIE has created new committees of the Board and adopted new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred on a continuous basis. Furthermore, if any issues in complying with those requirements are identified (for example, if FFIE identifies additional material weaknesses or significant deficiency in internal control over financial reporting), we would incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

For as long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We may remain an “emerging growth company” until the earliest of (i) the last day of our fiscal year following July 24, 2025 (the fifth anniversary of the consummation of PSAC’s initial public offering), (ii) the last day of the fiscal year in which the market value of FFIE’S shares of Common Stock that are held by non-affiliates exceeds $700.0 million as of June 30 of that fiscal year, (iii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation) or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt in the prior three-year period. Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact earnings.

The JOBS Act permits “emerging growth companies” like FFIE to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies. The reduced reporting requirements applicable to use may make FFIE’s shares of Common Stock less attractive to investors.

FFIE qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, FFIE is eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act, (b) reduced disclosure obligations regarding executive compensation in FF’s periodic reports and proxy statements and (c) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, FFIE’s stockholders may not have access to certain information they may deem important. FFIE will remain an emerging growth company until the earliest of (i) the last day of our fiscal year following July 24, 2025 (the fifth anniversary of the consummation of PSAC’s initial public offering), (ii) the last day of the fiscal year in which the market value of FFIE’s shares of Common Stock that are held by non-affiliates exceeds $700.0 million as of June 30 of that fiscal year, (iii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation) or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt in the prior three-year period. We cannot predict whether investors will find FFIE’s securities less attractive because it will rely on these exemptions. If some investors find FFIE’s securities less attractive as a result of its reliance on these exemptions, the trading prices of FFIE’s securities may be lower than they otherwise would be, there may be a less active trading market for FFIE’s securities and the trading prices of FFIE’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non- emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of FFIE’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. We cannot predict if investors will find our shares of Common Stock less attractive because we will rely on these exemptions. If some investors find our shares of Common Stock less attractive as a result, there may be a less active market for our shares of Common Stock and our share price may be more volatile.

If we do not develop and implement all required accounting practices and policies, we may be unable to provide the financial information required of a U.S. publicly traded company in a timely and reliable manner.

If we fail to develop and maintain effective internal controls and procedures and disclosure procedures and controls, we may be unable to provide financial information and required SEC reports that a U.S. publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could penalize us, including by limiting our ability to obtain financing, either in the public capital markets or from private sources and hurt our reputation and could thereby impede our ability to implement our growth strategy. In addition, any such delays or deficiencies could result in our failure to meet the requirements for listing of our shares of Common Stock on a national securities exchange.

If FFIE implements a reverse stock split, the liquidity of its Common Stock and Warrants may be adversely effected.

At a special meeting of FFIE stockholders held on November 3, 2022, FFIE stockholders approved (among other proposals) a proposal to approve an amendment to the Amended and Restated Charter to effect a reverse stock split of the Common Stock by a ratio of any whole number in the range of 1-for-2 to 1-for-10, and a corresponding reduction in the number of authorized shares of Common Stock (after adjustment of the number of authorized shares, if applicable, resulting from stockholder approval of the Share Authorization Proposal), with such ratio to be determined in the discretion of the Board and with such action to be effected at such time and date, if at all, as determined by the Board within one year after the conclusion of such special meeting of stockholders. This approval gives the Board the discretion to amend the Amended and Restated Charter to effect a reverse stock split (with such ratio to be determined in the discretion of the Board in the range of 1-for-2 to 1-for-10) of the Common Stock at any time within one year of the date of such special meeting of stockholders.

On October 31, 2022, we received written notice from Nasdaq that we were not in compliance with the Nasdaq requirement for the bid price for Class A Common Stock to be at least $1.00 per share (the “Minimum Bid Requirement”). We have until April 29, 2023 for the bid price for Class A Common Stock to close at $1.00 per share or more for a minimum of 10 consecutive business days. If compliance is not regained by April 29, 2023 (unless Nasdaq exercises its discretion to extend this period), our Class A Common Stock will be subject to a delisting action by Nasdaq. If we are unable to cure the deficiency or regain compliance, the Class A Common Stock will be delisted from Nasdaq. See “Risk Factors – Risks Related to Our Common Stock –There can be no assurance that FF will be able to comply with the continued listing standards of Nasdaq” above for more information. A reverse stock split may allow us to meet the Minimum Bid Requirement. However, we cannot assure you that the reverse stock split will be implemented by our Board or that such reverse stock split, if implemented, will be sufficient to enable us to maintain our Nasdaq listing.

However, if a reverse stock split is implemented, there can be no assurance that the market price per new share of our Common Stock after the reverse stock split will remain unchanged or increase in proportion to the reduction in the number of old shares of our Common Stock outstanding before the reverse stock split. The liquidity of the shares of our Common Stock and Warrants may be affected adversely by any reverse stock split given the reduced number of shares of our Common Stock that will be outstanding following the reverse stock split, especially if the market price of our Common Stock does not increase as a result of the reverse stock split.

Following any reverse stock split, the resulting market price of our Common Stock may not attract new investors and may not satisfy the investing requirements of those investors. Although we believe that a higher market price of our Common Stock may help generate greater or broader investor interest, there can be no assurance that the reverse stock split will result in a share price that will attract new investors, including institutional investors. In addition, there can be no assurance that the market price of our Common Stock will satisfy the investing requirements of those investors. As a result, the trading liquidity of our Common Stock may not necessarily improve.

COMMITTED EQUITY FINANCING

On November 11, 2022, we entered into the Purchase Agreement with the Selling Stockholder. Pursuant to the Purchase Agreement, we have the right to sell to the Selling Stockholder up to $200.0 million (which commitment amount may be increased to up to $350.0 million at FFIE’s election) of shares of our Class A Common Stock, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of Class A Common Stock to the Selling Stockholder under the Purchase Agreement, and the timing of any such sales, are at our option, and we are under no obligation to sell any securities to the Selling Stockholder under the Purchase Agreement.

In accordance with our obligations under the Purchase Agreement, we have filed the registration statement of which this prospectus forms a part with the SEC to register under the Securities Act the resale by the Selling Stockholder of 84,216,236 shares of Class A Common Stock consisting of (i) 789,016 Commitment Shares and (ii) up to 83,427,220 Purchase Shares that we may elect, in our sole discretion, to issue and sell to the Selling Stockholder, from time to time under the Purchase Agreement. Upon the satisfaction of the conditions to the Selling Stockholder’s purchase obligation set forth in the Purchase Agreement, including that the registration statement of which this prospectus forms a part be declared effective by the SEC and the final form of this prospectus is filed with the SEC, we will have the right, but not the obligation, from time to time at our discretion until the first day of the month following the 36-month period after the date of the Purchase Agreement, to direct the Selling Stockholder to purchase a specified amount of shares of Class A Common Stock (each such sale, an “Advance”) by delivering written notice to the Selling Stockholder (each, an “Advance Notice”). The additional shares of Class Common Stock that may be offered pursuant to this prospectus would be purchased by the Selling Stockholder pursuant to the Purchase Agreement at 97% of the Market Price, as defined in the Purchase Agreement, i.e., 97% of the average daily volume weighted average prices (“VWAP”) during the three consecutive trading days commencing on the advance notice date, other than the daily VWAP on any day excluded pursuant to the terms of the Purchase Agreement.

We will control the timing and amount of any sales of Class A Common Stock to the Selling Stockholder. Actual sales of shares of our Class A Common Stock to the Selling Stockholder under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, which may include, among other things, market conditions, the trading price of our Class A Common Stock, and determinations by us as to the appropriate sources of funding for our company and its operations.

Under applicable rules of the Nasdaq Capital Market and the Purchase Agreement, in no event may FFIE issue or sell to the Selling Stockholder shares of our Common Stock in excess of 84,216,236 shares (the “Exchange Cap”), which is 19.9% of the shares of Common Stock outstanding immediately prior to the execution of the Purchase Agreement, unless (i) we obtain stockholder approval to issue shares of Common Stock in excess of the Exchange Cap or (ii) the average price of all applicable sales of Common Stock hereunder (including the Commitment Shares in the number of shares sold for these purposes) equals or exceeds $0.62 (reference price under Nasdaq Rules) per share (which represents the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the Purchase Agreement; or (ii) the average Nasdaq Official Closing Price of the Common Stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the Purchase Agreement). In any event, FFIE may not issue or sell any shares of our Common Stock under the Purchase Agreement if such issuance or sale would breach any applicable Nasdaq listing rules.

The Purchase Agreement also prohibits us from directing the Selling Stockholder to purchase any shares of Class A Common Stock if those shares, when aggregated with all other shares of our Class A Common Stock then beneficially owned by the Selling Stockholder and its affiliates as a result of purchases under the Purchase Agreement, would result in the Selling Stockholder and its affiliates having beneficial ownership of more than the 9.99% of the then outstanding Class A Common Stock (the “Beneficial Ownership Cap”).

The net proceeds under the Purchase Agreement to us will depend on the frequency and prices at which we sell shares of the Class A Common Stock to the Selling Stockholder. We expect that any proceeds received by us from such sales to the Selling Stockholder will be used for working capital and general corporate purposes.

As consideration for the Selling Stockholder’s irrevocable commitment to purchase shares of our Class A Common Stock upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement, on November 23, 2022, FFIE issued 789,016 Commitment Shares to the Selling Stockholder.

Purchase of Shares Under the Purchase Agreement

We have the right, but not the obligation, from time to time, at our sole discretion over a 36-month period from the date of the Purchase Agreement, to direct the Selling Stockholder to purchase amounts of Class A Common Stock under the Purchase Agreement that we specify in an Advance Notice delivered to the Selling Stockholder on any trading day. Subject to the satisfaction of the conditions under the Purchase Agreement, we may deliver Advance Notices from time to time, provided that we have delivered all shares relating to all prior Purchases.

The purchase price of the shares of the Class A Common Stock that FFIE may direct the Selling Stockholder to purchase pursuant to a Purchase will be equal to 97% of the average three daily VWAPs during the Pricing Period as set forth in the Purchase Agreement.

The payment for, against simultaneous delivery of, shares in respect of each Purchase under the Purchase Agreement will be settled as soon as practicable on or after the first trading day following the applicable Pricing Period for such Purchase, as set forth in the Purchase Agreement.

Conditions to Delivery of Advance Notices

FF’s ability to deliver Advance Notices to the Selling Stockholder under the Purchase Agreement is subject to the satisfaction of certain conditions, all of which are entirely outside of the Selling Stockholder’s control, including, among other things, the following:

●	the accuracy in all material respects of our representations and warranties included in the Purchase Agreement;

●	the effectiveness of this registration statement that includes this prospectus (and any one or more additional registration statements filed with the SEC that include shares of Common Stock that may be issued and sold by us to the Selling Stockholder under the Purchase Agreement);

●	no Material Outside Event (as defined in the Purchase Agreement) shall have occurred or be continuing;

●	FFIE having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Purchase Agreement to be performed, satisfied or complied with by FFIE;

●	the absence of any statute, regulation, order, decree, writ, ruling or injunction by any court or governmental authority of competent jurisdiction which prohibits or directly, materially and adversely affects any of the transactions contemplated by the Purchase Agreement;

●	trading in our Common Stock shall not have been suspended by the SEC or the Nasdaq, FFIE shall not have received any final and non-appealable notice that the listing or quotation of the Class A Common Stock on the Nasdaq shall be terminated;

●	there shall be a sufficient number of authorized but unissued and otherwise unreserved Common Stock for the issuance of all the Common Stock issuable pursuant to such Advance Notice; and

●	the representations contained in the appliable Advance Notice shall be true and correct in all material respects; and the Pricing Period for all prior Advance Notices shall have been completed.

No Short-Selling or Hedging by the Selling Stockholder

The Selling Stockholder has agreed that, during the term of the Purchase Agreement, neither the Selling Stockholder or its affiliates will engage in any short sales or hedging transactions with respect to the Class A Common Stock, provided that upon receipt of an Advance Notice, the Selling Stockholder may sell shares that it is obligated to purchase under such Advance Notice prior to taking possession of such shares.

Termination of the Purchase Agreement

Unless earlier terminated as provided in the Purchase Agreement, the Purchase Agreement will terminate automatically on the earliest to occur of:

●	the first day of the month next following the 36-month anniversary of the date of the Purchase Agreement; and

●	the date on which the Selling Stockholder shall have made payment of advances pursuant to this Purchase Agreement for shares of Class A Common Stock equal to the Commitment Amount (as defined in the Purchase Agreement).

 FFIE has the right to terminate the Purchase Agreement at any time, at no cost or penalty, upon five trading days’ prior written notice to the Selling Stockholder provided that there are no outstanding Advance Notices that have not been completed. FFIE and the Selling Stockholder may also terminate the Purchase Agreement at any time by mutual written consent.

Effect of Performance of the Purchase Agreement on our Stockholders

All shares of Class A Common Stock that have been or may be issued or sold by FFIE to the Selling Stockholder under the Purchase Agreement that are being registered under the Securities Act for resale by the Selling Stockholder under this prospectus are expected to be freely tradable. The shares of Common Stock being registered for resale in this offering (excluding the 83,427,220 Purchase Shares) may be issued and sold by us to the Selling Stockholder from time to time at our discretion over a period of up to 36 months commencing on the date of execution of the Purchase Agreement. The resale by the Selling Stockholder of a significant amount of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our Class A Common Stock to decline and to be highly volatile. Sales of our Common Stock, if any, to the Selling Stockholder under the Purchase Agreement will depend upon market conditions and other factors. FFIE may ultimately decide to sell to the Selling Stockholder all, some or none of the shares of the Class A Common Stock that may be available for us to sell to the Selling Stockholder pursuant to the Purchase Agreement.

If and when we do elect to sell shares of our Class A Common Stock to the Selling Stockholder pursuant to the Purchase Agreement, the Selling Stockholder may resell all, some, or none of such shares in its discretion and at different prices subject to the terms of the Purchase Agreement. As a result, investors who purchase shares from the Selling Stockholder in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and, in some cases, substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Selling Stockholder in this offering as a result of future sales made by us to the Selling Stockholder at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to the Selling Stockholder under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the Selling Stockholder may make it more difficult for us to sell equity or equity-related securities in the future at a desirable time and price.

Because the purchase price per share to be paid by the Selling Stockholder for the shares of Class A Common Stock that we may elect to sell to the Selling Stockholder under the Purchase Agreement, if any, will fluctuate based on the market prices of our Class A Common Stock during the applicable pricing period, as of the date of this prospectus we cannot reliably predict the number of shares of Class A Common Stock that we will sell to the Selling Stockholder under the Purchase Agreement, the actual purchase price per share to be paid by the Selling Stockholder for those shares, or the actual gross proceeds to be raised by us from those sales, if any. As of November 17, 2022, there were 386,256,244 shares of our Class A Common Stock outstanding, of which 251,106,055 shares were held by non-affiliates. If all of the 84,216,236 shares offered for resale by the Selling Stockholder under the registration statement of which this prospectus forms a part were issued and outstanding as of November 17, 2022, such shares would represent approximately 17.9% of the total number of shares of our Class A Common Stock outstanding and approximately 33.5% of the total number of outstanding shares of Class A Common Stock held by non-affiliates.

Although the Purchase Agreement provides that we may, in our discretion, from time to time after the date of this prospectus and during the term of the Purchase Agreement, direct the Selling Stockholder to purchase shares of our Class A Common Stock from us in one or more Advances under the Purchase Agreement, for a maximum aggregate purchase price of up to $200.0 million (which commitment amount may be increased to up to $350.0 million at our election), only 83,427,220 Purchase Shares (in addition to 789,016 Commitment Shares) are being registered for resale under the registration statement of which this prospectus forms a part. While the market price of our Class A Common Stock may fluctuate from time to time after the date of this prospectus and, as a result, the actual purchase price to be paid by the Selling Stockholder under the Purchase Agreement for shares of our Class A Common Stock, if any, may also fluctuate, in order for us to receive the full amount of the Selling Stockholder’s commitment under the Purchase Agreement, it is possible that we may need to issue and sell more than the number of shares being registered for resale under the registration statement of which this prospectus forms a part.

 If it becomes necessary for us to issue and sell to the Selling Stockholder more shares than are being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $350.0 million (which commitment amount may be increased to up to $350.0 million at our election) under the Purchase Agreement, we must first (i) to the extent necessary, obtain stockholder approval prior to issuing shares of the Class A Common Stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules, and (ii) file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Stockholder of any such additional shares of our Class A Common Stock, which the SEC must declare effective, in each case, before we may elect to sell any additional shares of our Class A Common Stock to the Selling Stockholder under the Purchase Agreement. The number of shares of our Class A Common Stock ultimately offered for resale by the Selling Stockholder depends upon the number of shares of Class A Common Stock, if any, we ultimately sell to the Selling Stockholder under the Purchase Agreement.

The issuance, if any, of shares of our Class A Common Stock to the Selling Stockholder pursuant to the Purchase Agreement would not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders would be diluted. Although the number of shares of our Class A Common Stock that our existing stockholders own would not decrease as a result of sales, if any, under the Purchase Agreement, the shares of our Class A Common Stock owned by our existing stockholders would represent a smaller percentage of our total outstanding shares of our Class A Common Stock after any such issuance.

The following table sets forth the amount of gross proceeds, before deducting any discount to the Selling Stockholder or expenses payable by us, we would receive from the Selling Stockholder from our sale of up to $200.0 million shares of Class A Common Stock to the Selling Stockholder under the Purchase Agreement at varying purchase prices:

Assumed Average Purchase Price Per Share		Number of Registered Shares to be Issued if Full Purchase(1)	Percentage of Outstanding Shares After Giving Effect to the Issuance to the Selling Stockholder(2)	Gross Proceeds from the Sale of Shares to the Selling Stockholder Under the Purchase Agreement
$0.3548	(3)	563,697,857	59.3%	$199,999,999.66
$0.4000		500,000,000	56.4%	$200,000,000.00
$0.4250		470,588,235	54.9%	$199,999,999.88
$0.4500		444,444,444	53.5%	$199,999,999.80
$0.5000		400,000,000	50.9%	$200,000,000.00
$0.6186	(4)	323,310,701	45.6%	$199,999,999.64

(1)	Does not include 789,016 Commitment Shares that we issued to the Selling Stockholder on November 23, 2022 as consideration for its commitment to purchase shares of Class A Common Stock under the Purchase Agreement. The number of shares of Class A Common Stock offered by this prospectus may not cover all the shares we ultimately sell to the Selling Stockholder under the Purchase Agreement, depending on the purchase price per share. We have included in this column only those shares being offered for resale by the Selling Stockholder under this prospectus (excluding the 789,016 Commitment Shares), without regard for the Beneficial Ownership Cap. The assumed average purchase prices are solely for illustration and are not intended to be estimates or predictions of future stock performance.

(2)	The denominator is based on 386,256,244 shares of Class A Common Stock outstanding as of November 17, 2022 (for the avoidance of doubt, excluding the 789,016 Commitment Shares that we issued to the Selling Stockholder on November 23, 2022), adjusted to include the issuance of the number of shares set forth in the second column that we would have sold to the Selling Stockholder, assuming the average purchase price in the first column. The numerator is based on the number of shares of Class A Common Stock set forth in the second column.

(3)	Represents the closing price of the Class A Common Stock on Nasdaq on November 30, 2022.

(4)	Represents the closing price of the Class A Common Stock on Nasdaq on November 10, 2022, the trading day prior to execution of the Purchase Agreement.

USE OF PROCEEDS

All of the shares of our Class A Common Stock offered by the Selling Stockholder pursuant to this prospectus will be sold by the Selling Stockholder for its own account. We will not receive any of the direct proceeds from these sales. However, we may receive up to $200.0 million (which commitment amount may be increased to up to $350.0 million at our election) aggregate gross proceeds, before deducting any discount to the Selling Stockholder or expenses payable by us, from any sales we make to the Selling Stockholder pursuant to the Purchase Agreement. The net proceeds from sales, if any, under the Purchase Agreement, will depend on the frequency and prices at which we sell shares of Class A Common Stock to the Selling Stockholder after the date of this prospectus. See the section titled “Plan of Distribution” elsewhere in this prospectus for more information.

We expect to use any proceeds that it receives under the Purchase Agreement for working capital and general corporate purposes, which may include providing funding to launch the FF 91 series. The amounts and timing of these expenditures will depend on a number of factors, such as those related to global supply chain disruptions, and the rising prices of materials and ongoing impact of the COVID-19 pandemic. As of the date of this prospectus, we cannot specify with certainty all of the particular uses, and the respective amounts it may allocate to those uses, for any net proceeds it receives. Accordingly, we will retain broad discretion over the use of these proceeds. Pending its use of the net proceeds as described above, we intend to invest the net proceeds pursuant to the Purchase Agreement in interest-bearing, investment-grade instruments.

DETERMINATION OF OFFERING PRICE

We cannot currently determine the price or prices at which shares of Class A Common Stock may be sold by the Selling Stockholder under this prospectus.

MARKET INFORMATION FOR CLASS A COMMON STOCK AND DIVIDEND POLICY

Market Information

Our shares of Class A Common Stock and Public Warrants are currently listed on the Nasdaq under the symbols “FFIE” and “FFIEW,” respectively. Prior to the consummation of the Business Combination, our Common Stock and Warrants were listed on Nasdaq under the symbols “PSACU,” “PSAC,” and “PSACW,” respectively. As of November 17, 2022, there were 462 holders of record of our Class A Common Stock, one holder of our Class B Common Stock, one holder of record of our Public Warrants, two holders of Private Warrants, four holders of ATW NPA Warrants and three holders of the SPA Warrants.

Dividend Policy

We have not paid any cash dividends on our Class A Common Stock to date. Our Board may from time to time consider whether or not to institute a dividend policy. It is our present intention to retain any earnings for use in our business operations and accordingly, we do not anticipate our Board declaring any dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our Board. Further, our ability to declare dividends will also be limited by restrictive covenants contained in our debt agreements.

Securities Authorized for Issuance Under Equity Incentive Plan

At the special meeting of PSAC’s stockholders held on July 20, 2021, the stockholders of the Company considered and approved the Faraday Future Intelligent Electric Inc. 2021 Stock Incentive Plan (the “Incentive Plan”). The Incentive Plan was previously approved, subject to stockholder approval, by the PSAC board of directors. The Incentive Plan became effective immediately upon the consummation of the Business Combination on July 21, 2021. Pursuant to the Incentive Plan, 49,573,570 shares of Class A Common Stock have been reserved for issuance under the Incentive Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to help the reader understand FF’s results of operations and financial condition. This discussion and analysis is provided as a supplement to, and should be read in conjunction with, FF’s Consolidated Financial Statements and FF’s unaudited Condensed Consolidated Financial Statements and notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to FF’s plans and strategy for FF’s business, includes forward-looking statements that involve risks and uncertainties. FF’s actual results may differ materially from management’s expectations as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” The objective of this section is to provide investors an understanding of the financial drivers and levers in FF’s business and describe the financial performance of the business.

Overview

Faraday Future Intelligent Electric, Inc. (together with its consolidated subsidiaries, “FF,” “the Company,” “we,” “us” or “our”) is a California-based, global, shared, intelligent, mobility ecosystem company founded in 2014 with a vision to disrupt the automotive industry.

On July 21, 2021, Faraday Future Intelligent Electric Inc. (f/k/a Property Solutions Acquisition Corp. (“PSAC”)), a Delaware corporation, consummated the previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of January 27, 2021 (as amended, the “Merger Agreement”), by and among PSAC, PSAC Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly-owned subsidiary of PSAC (“Merger Sub”), and Legacy FF. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Legacy FF, with Legacy FF surviving the merger as a wholly-owned subsidiary of the Company (the “Business Combination”).

Upon the consummation of the Business Combination, PSAC changed its name from Property Solutions Acquisition Corp. to Faraday Future Intelligent Electric Inc., and FF’s Class A Common Stock and warrants (“Public Warrants”) originally issued in the initial public offering of PSAC began trading on The Nasdaq Global Select Market (“Nasdaq”) under the ticker symbols “FFIE” and “FFIEW,” respectively.

With headquarters in Los Angeles, California, FF designs and engineers next-generation, intelligent, connected, electric vehicles. FF intends to manufacture vehicles at its ieFactory California production facility in Hanford, California, with additional future production capacity needs addressed through a contract manufacturing agreement with Myoung Shin Co., Ltd. (“Myoung Shin”), an automotive manufacturer headquartered in South Korea. FF has additional engineering, sales, and operational capabilities in China and is exploring opportunities for potential manufacturing capabilities in China through a joint venture or other arrangement.

Since its founding, FF has created major innovations in technology, products, and a user-centered business model. FF believes these innovations will enable FF to set new standards in luxury and performance that will redefine the future of intelligent mobility.

FF’s innovations in technology include its proprietary Variable Platform Architecture (“VPA”), propulsion system, and Internet Artificial Intelligence (“I.A.I.”) system. We believe the following combination of capabilities of FF’s products, technology, team, and business model distinguish FF from its competitors:

●	FF has designed and developed a breakthrough mobility platform — its proprietary VPA.

●	FF’s propulsion system provides a competitive edge in acceleration and range, enabled by an expected industry-leading inverter design, and propulsion system.

●	FF’s advanced I.A.I. technology offers high-performance computing, high speed internet connectivity, Over the Air (“OTA”) updating, an open ecosystem for third-party application integration, and a Level 3 autonomous driving-ready system, in addition to several other proprietary innovations that enable FF to build an advanced, highly-personalized user experience.

●	Since inception, FF has developed a portfolio of intellectual property, established its proposed supply chain, and assembled a global team of automotive and technology experts and innovators to achieve its goal of redefining the future of the automotive industry. As of November 17, 2022, FF has been granted approximately 650 patents globally.

●	FF’s B2C (business-to-customer) passenger vehicle launch pipeline over the next five years includes the FF 91 series, the FF 81 series, and the FF 71 series.

●	FF believes that the FF 91 will be the first ultra-luxury EV to offer a highly-personalized, fully-connected user experience for driver and passengers. FF previously expected deliveries of the FF 91 series to begin in the fourth quarter of 2022. However, in light of its delayed timing in securing funding commitments needed to fund its projected use of cash, FF no longer expects to launch the FF 91 in the fourth quarter of 2022. The timing of launch of FF 91 vehicles is uncertain and remains subject to various conditions, many of which are outside of FF’s control, including the timing, size, and availability of additional financing as well as the implementation and effectiveness of FF’s headcount reductions and other expense reduction and payment delay measures. It is also subject to suppliers meeting their commitments on program deliverables including parts, and timely and successful certification testing.

●	Subject to future financing, FF plans to launch its second passenger vehicle, the FF 81, which will be a premium, mass-market electric vehicle positioned to compete against the Tesla Model S, Tesla Model X, the BMW 5-series, and the Nio ES8.

●	Subject to future financing, FF plans to develop a mass-market passenger vehicle, the FF 71. FF expects to launch the FF 71 subsequent to the launch of FF 81. The FF 71 will integrate full connectivity and advanced technology into a smaller vehicle size and is positioned to compete against the Tesla Model 3, Tesla Model Y, and the BMW 3-series.

●	Subject to future financing, FF plans to develop a Smart Last Mile Delivery (“SLMD”) vehicle to address the high-growth, last-mile delivery opportunity, particularly in Europe, China and the U.S. FF’s modular VPA facilitates entry into the last-mile delivery segment, allowing FF to expand its total addressable market and avenues of growth.

FF has adopted a hybrid manufacturing strategy consisting of its refurbished manufacturing facility in Hanford, California and a collaboration with Myoung Shin. FF is also exploring other potential contract manufacturing options in addition to the contract manufacturing agreement in South Korea. FF is also exploring the possibility of manufacturing capacity in China through a joint venture or other arrangements. All passenger vehicles as well as the SLMD vehicle are expected to be available for sale in the U.S. and China. European markets may be added as early as 2024.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies. Any such election to not take advantage of the extended transition period is irrevocable.

FF is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. FF expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Segment Information

FF has determined that FF operates as one reportable segment, which is the design, development, manufacture, engineering, sale, and distribution of electric vehicles and related products in the global market.

Impact of COVID-19 on FF’s Business (in thousands)

There continues to be worldwide impact from the COVID-19 pandemic. The impact of COVID-19 includes changes in consumer and business behavior, pandemic fears, market downturns, restrictions on business, and individual activities have created significant volatility in the global economy and have led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacture, delivery, and overall supply chain of vehicle manufacturers and suppliers and has led to a global decrease in vehicle sales in markets around the world.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans, restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. For example, FF’s employees based in California have been subject to stay-at-home orders from state and local governments. While the stay-at-home orders were lifted on June 15, 2021, FF continues to operate under various return-to-work protocols and must continue to follow certain safety and COVID-19 protocols. These measures may adversely impact FF’s employees and operations, the operations of FF’s suppliers and business partners, and could negatively impact the construction schedule of FF’s manufacturing facility and the production schedule of the FF 91. In addition, various aspects of FF’s business and manufacturing facility cannot be conducted remotely. These measures by government authorities may remain in place for a significant period of time and could adversely affect FF’s construction and manufacturing plans, sales and marketing activities, and business operations. The extent of the continuing impact of the COVID-19 pandemic on FF’s operational and financial performance is uncertain and will depend on many factors outside FF’s control, including, without limitation, the timing, extent, trajectory and duration of the pandemic; the availability, distribution and effectiveness of vaccines; the imposition of protective public safety measures; and the impact of the pandemic on the global economy, including FF’s supply chain, and on the demand for consumer products. Future measures taken by government authorities in response the COVID-19 pandemic could adversely affect FF’s construction and manufacturing plans, sales and marketing activities, and business operations.

In response to the pandemic, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) administered by the United States Small Business Administration (“SBA”). In 2020, Legacy FF received a Paycheck Protection Program (“PPP”) loan in the amount of $9,168. The Company was notified by East West Bank that a principal amount of $8,975 as well as accrued interest of $155 relating to the PPP Loan had been forgiven as of December 31, 2021. The Company paid an amount of $193 in April 2022 to settle the PPP loan.

The COVID-19 vaccine is currently being administered. Any resurgence may slow down FF’s ability to ramp-up FF’s production program on time to satisfy investors and potential customers. Any delay to production will delay FF’s ability to launch the FF 91 and begin generating revenue. The COVID-19 pandemic could limit the ability of FF’s suppliers and business partners to perform, including third party suppliers’ ability to provide components and materials used in the FF 91. FF may also experience an increase in the cost of raw materials. FF does not anticipate any material impairments as a result of COVID-19; however, FF will continue to evaluate conditions on an ongoing basis. Even after the COVID-19 pandemic has subsided, FF may continue to experience an adverse impact to its business as a result of the global economic impact and any lasting effects on the global economy, including any recession that has occurred or may occur in the future. Refer to the section titled “Risk Factors” for a full discussion of the risks associated with the COVID-19 pandemic.

Business Combination

On June 24, 2021, the registration statement on Form S-4 (File No. 333-255027), initially filed with the U.S. Securities and Exchange Commission (“SEC”) on April 5, 2021 (as amended, the “Registration Statement”), relating to the Business Combination was declared effective by the SEC, and (ii) PSAC established a record date of June 24, 2021 and a meeting date of July 21, 2021 for its special meeting of stockholders, where the Business Combination was approved. For purposes of the discussions in this section related to conversion on the closing of the Business Combination of all issued and outstanding Legacy FF Ordinary Stock into shares of Common Stock of FFIE in accordance with the terms and conditions of the Merger Agreement and the settlement of liabilities in conjunction with the closing of the Business Combination, we refer to that parties’ right to receive Class A and Class B Common Stock.

Recent Developments

The following major milestones and events took place during the three months ended September 30, 2022:

●	Announced that Mathias Hofmann, Head of Global Supply Chain, would assume the additional position of Head of Manufacturing Operations, on an interim basis.

●	Announced its sponsorship and attendance at the 2022 Pebble Beach Concours d’Elegance taking place from August 18-21, 2022. FF’s flagship FF 91 EV was available for demo rides and made a special appearance on the Concept Lawn on August 21, 2022.

●	Announced the FF 91 Futurist, the Ultimate Intelligent TechLuxury EV, was officially certified to have a robust rating of 381 miles of EV range from the U.S. Environmental Protection Agency (“EPA”).

●	Announced that PricewaterhouseCoopers LLP (“PwC”) notified Faraday Future Intelligent Electric Inc. (the “Company”) that it would not stand for re-election as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and, effective August 23, 2022, was no longer the Company’s independent registered public accounting firm.

●	Announced that a thorough independent external investigation found that allegations that certain directors were conspiring to pursue an unnecessary bankruptcy of the Company were without merit.

●	Announced an agreement relating to its governance dispute with FF Top. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – Recent Governance Developments” for more information.

Subsequent to September 30, 2022, these additional milestones and events took place:

●	Announced the resignation of Becky Roof, the Company’s former Interim Chief Financial Officer, resigned from the Company effective October 12, 2022. Ms. Roof’s departure from the Company followed the successful completion of key milestones in the Company’s SEC reporting and fundraising activities, and was not a result of any disagreement with the Company’s independent auditors or any member of Company management on any matter of accounting principles or practices, financial statement disclosure, or internal controls.

●	Appointed Yun Han as Chief Accounting Officer and Interim Chief Financial Officer, effective October 25, 2022. Ms. Yun Han was most recently Senior Vice President and Chief Accounting Officer of Romeo Power, Inc., and spent over 13 years with PwC. Ms. Yun Han is a Certified Public Accountant licensed in the State of California.

●	Appointed Mazars USA LLP as the Company’s independent registered public accounting firm as of and for the year ending December 31, 2022, effective October 27, 2022.

●	Announced 369 pre-orders as of November 17, 2022. Pre-orders are fully refundable, non-binding, paid deposits for the FF 91 Futurist Alliance Edition and/or the FF 91 Futurist vehicles available initially for sale to customers in the U.S. and China. FF 91 Futurist Alliance Edition pre-orders require a $5,000 deposit for customers in the U.S. and an CNY 50,000 deposit for customers in China. FF 91 Futurist pre-orders require a $1,500 deposit for customers in the U.S. and an CNY 20,000 deposit for customers in China.

●	Announced the achievement of Production Milestone #6, completion of construction and equipment installation in final vehicle manufacturing areas at FF’s Hanford, California manufacturing facility (“ieFactory California”).

●	Announced the California Air Resources Board (CARB) has certified the FF 91 Futurist as a zero-emissions vehicle (ZEV). The ZEV program is part of CARB’s Advanced Clean Cars package of coordinated standards that control smog-causing pollutants and greenhouse gas emissions of passenger vehicles in California.

Recent Governance Developments

●	As previously disclosed, from June to September 2022, FF and FF Global were party to a dispute over various terms of the Shareholder Agreement as then in effect, including relating to FF Global’s right to remove its designees from the Board of Directors. On September 23, 2022, the Company, FF Global and FF Top entered into a governance settlement with FF Top, the largest holder of the Company’s Common Stock, including with respect to the composition of the Board, resignation of Ms. Susan Swenson and Mr. Brian Krolicki, and the appointment of Adam (Xin) He to the Board. In connection with the Heads of Agreement, on September 23, 2022, the Company and FF Global entered into a mutual release agreement (the “Mutual Release”), pursuant to which, the Company and FF agreed to a mutual general release of claims and to settle fully and finally all differences between them, including any differences that arose out of the Company directors’ service as a director, employee, officer or manager of the Company up through and including the date of the Mutual Release subject to customary exceptions. See “Management – Governance Agreement with FF Top and FF Global” more for information. Pursuant to the Heads of Agreement, FF Top and FF Global caused all actions in the Court of Chancery of the State of Delaware, and any other forum, filed by FF Top, FF Global and/or any of their respective controlled affiliates as of the effective date of the Heads of Agreement, naming the Company or any of its directors or officers to be dismissed without prejudice as of September 27, 2022.

Shortly following the execution of the Heads of Agreement, FF Global began making additional demands of the Company which were beyond the scope of the terms contemplated by the Heads of Agreement and pertained to, among other things, the Company’s management reporting lines and certain governance matters. On September 30, 2022, FF Global alleged that the Company was in material breach of the spirit of the Heads of Agreement. The Company believes it is in full compliance with the Heads of Agreement and intends to comply with its terms, and disputes any characterization to the contrary. While the Company is in discussions with FF Global regarding these additional demands, such disputes divert management and Board resources and are costly. There can be no assurance that this or any other dispute between the Company and FF Global will not result in litigation. See “Risk Factors – Risks Related to FF’s Business and Industry – Disputes with our stockholders are costly and distracting.”

On October 3, 2022, Ms. Swenson and Mr. Scott Vogel, a member of the Board, tendered their resignation from the Board effective immediately. On October 3, 2022, Mr. Jordan Vogel also tendered his resignation from the Board effective on October 5, 2022 upon his receipt of a supplemental release pursuant to the Mutual Release.

●	On October 14, 2022, FF Top delivered to the Company a “Notice of Nomination of Replacement FF Top Designees” stating, among other things, that FF Top was nominating Ms. Li Han to fill the vacancy on the Board left by Ms. Swenson’s resignation. FF Top asserted the right to nominate Ms. Li Han to fill the vacancy created by Ms. Swenson’s resignation because such resignation was not effected in accordance with the Heads of Agreement, and thus, the provision that Ms. Swenson’s seat would remain empty until the 2022 Annual General Meeting of Stockholders (the “2022 AGM”) did not apply. FF Top maintained that it believed that Ms. Swenson’s vacancy should be filled with a nominee of FF Top, notwithstanding the current level of FF Top’s beneficial ownership of the Company shares, in light of substantial dilution in its ownership of the Company shares based on recent financing transactions entered into by the Company. See “Management – Governance Agreement with FF Top and FF Global” for more information.

●	On October 22, 2022, FFIE and FF Top entered into the FF Top Amendment to the FF Top Voting Agreement. Pursuant to the FF Top Amendment, FF Top (among other things) reaffirmed its commitment under the FF Top Voting Agreement, in light of the extension of the maturity date of the Bridge Notes under the Third Amendment, to vote all of its shares of the Company voting stock in favor of the proposal to approve (for purposes of the NASDAQ listing rules) the issuance, in the aggregate, of shares in excess of 19.99% of the total issued and outstanding shares of the Company Common Stock pursuant to the Financing Documents at the special meeting of the Company’s stockholders held on November 3, 2022. FF Top’s obligations pursuant to the FF Top Amendment are conditioned on (i) the appointment of Mr. Chad Chen (or a substitute nominee, as applicable), in lieu of Ms. Li Han, to the Board of Directors of the Company as the fourth FF Top designee no later than October 27, 2022 (provided that Mr. Chen or a substitute nominee, as applicable, is reasonably acceptable to the Nominating and Corporate Governance Committee of the Board with respect to the Nasdaq independence rules and legal compliance and criminal compliance) (provided that if Mr. Chen is not so reasonably acceptable to the Nominating and Corporate Governance Committee of the Board, then FF Top will be permitted to nominate another individual to the Board); and (ii) constructive engagement by Mr. Adam (Xin) He, the Chairman of the Board, directly with representatives of FF Top on certain additional governance and management matters and, to the extent the Chairman of the Board so determines, in his discretion, such matters will be put to a discussion and a vote of the full Board. On October 27, 2022, Mr. Chad Chen was appointed to the Board. On October 28, 2022, Mr. Brian Krolicki tendered his resignation from the Board effective immediately. See “Certain Relationships and Related Person Transactions – Certain Relationships and Related Person Transactions — the Company – Voting Agreements by FF Top Holding LLC and Season Smart Limited” for more information.

●	On November 26, 2022, the Board appointed Xuefeng Chen as Global CEO, effective as of November 27, 2022. Mr. Xuefeng Chen replaced Dr. Carsten Breitfeld, who was removed from the Global CEO position by the Board on November 26, 2022. Pursuant to the Company’s Corporate Governance Guidelines, management directors are required to tender their resignation from the Board upon their removal as an officer of the Company. As of the date of this prospectus, Dr. Breitfeld continues to be a member of the Board; however, the Board has requested, and Dr. Breitfeld is expected to tender, his resignation from the Board in accordance with the Corporate Governance Guidelines. The Board expects to accept such resignation immediately upon being tendered.

●	On November 29, 2022, Robert Kruse, FF’s former Senior Vice President, Product Execution, resigned from the Company.

Recent Financing Developments

●	On August 14, 2022, FFIE entered into a definitive Securities Purchase Agreement with FF Simplicity and RAAJJ Trading LLC for $52.0 million of committed near-term convertible senior secured notes financing and the potential for an additional $248.0 million of incremental senior secured convertible notes financing to be funded within 90 days after the initial closing. See “Description of Securities – Description of Warrants – SPA Warrants and SPA Notes” for additional information.

●	On September 23, 2022, FFIE entered into Amendment No. 1 to the SPA and Convertible Senior Secured Promissory Notes, to amend, among other things (a) the SPA, (b) that certain Convertible Senior Secured Promissory Note in favor of FF Simplicity in the principal amount of $25.0 million, dated as of August 15, 2022, and (c) that certain Convertible Senior Secured Promissory Note in favor of FF Simplicity in the principal amount of $10.0 million, dated as of September 14, 2022. See “Description of Securities – Description of Warrants – SPA Warrants and SPA Notes” for additional information.

●	On September 25, 2022, FFIE entered into a Joinder and Amendment Agreement with Senyun International Ltd., an affiliate of Daguan International Limited, FF Simplicity and RAAJJ Trading LLC, for the purchase of up to $60 million under the SPA, subject to the completion of due diligence by the Company of Senyun and its financing sources. See “Description of Securities – Description of Warrants – SPA Warrants and SPA Notes” for additional information.

●	Beginning on August 16, 2022, FF Aventuras SPV XI, LLC, FF Adventures SPV XVIII LLC, FF Ventures SPV IX LLC and FF Venturas SPV X LLC, entities affiliated with ATW Partners LLC (“Investors”), converted portions of the aggregate principal amount of the outstanding convertible notes issued by the Company in a private placement pursuant to a Second Amended and Restated Note Purchase Agreement, dated as of October 9, 2020 (as amended from time to time, the “NPA,” and such convertible notes issued under the NPA, the “ATW NPA Notes”), into shares of Class A Common Stock, as follows below:

Conversion Period	Total Principal Amount of ATW NPA Notes Converted (in thousands)	Conversion Price	Total Number of Shares of Class A Common Stock Issued
August 16, 2022 to September 14, 2022	$67,218	$ 0.84 to $2.29	64,843,850

●	On September 26, 2022, the Investors exercised 2,687,083 ATW NPA Warrants, each with an exercise price of $0.6427 per share, into an equivalent number of shares of Class A Common Stock, resulting in net cash exercise proceeds to FFIE of $1.7 million.

●	On September 27, 2022, the Investors exercised 29,158,364 ATW NPA Warrants, each with an exercise price of $0.50 per share, on a cashless basis into 14,339,110 shares of Class A Common Stock.

●	On October 10, 2022, FFIE entered into an exchange agreement with the Investors, pursuant to which, on October 10, 2022, the Investors exchanged $4,012,180 in aggregate principal amount of the outstanding ATW NPA Notes for 6,269,031 newly issued shares of Class A Common Stock, reflecting a price per share of Class A Common Stock of $0.64.

●	On October 19, 2022, FFIE and the Investors entered into an exchange agreement, pursuant to which, on October 19, 2022, the Investors exchanged $2,687,109 in aggregate principal amount of the outstanding ATW NPA Notes for 5,227,837 newly issued shares of the Class A Common Stock, reflecting a price per share of Class A Common Stock of $0.51. Following the completion of such exchange, there were no outstanding ATW NPA Notes.

●	Between November 10, 2022 and December 1, 2022, FF Simplicity, Senyun and RAAJJ Trading LLC converted portions of the aggregate principal amount of the outstanding convertible notes of $26,500 issued by the Company pursuant to the SPA at a conversion price of $1.05 to $0.89 per share into 28,683,437 shares of Class A Common Stock with an additional 65,105,863 Class A Common Stock issued at conversion prices of $0.53 to $0.28 per share in accordance with Make-Whole Amount provisions, as defined in the SPA.

●	On November 14, 2022, FFIE announced entry into the Purchase Agreement with Yorkville, with an initial commitment of $200.0 million. Under the terms of the Purchase Agreement, FFIE has the right, but not the obligation, to issue and sell to Yorkville up to $200.0 million in shares Class A Common Stock subject to customary conditions including an effective registration statement for the resale of such shares. FFIE has the right to increase the $200.0 million commitment by up to $150.0 million in one or more installments. The shares will be sold to Yorkville at a discounted price of 97% of the three-day VWAP at the time of funding, and generally limited to one-third of FFIE’s trading volume during such time period. See “Committed Equity Financing” for more information.

Special Committee Investigation

As previously disclosed on November 15, 2021, the Board established a special committee of independent directors (“Special Committee”) to investigate allegations of inaccurate Company disclosures, including those made in an October 2021 short seller report and whistleblower allegations, which resulted in FFIE being unable to timely file its third quarter 2021 Quarterly Report on Form 10-Q, Annual Report on Form 10-K for the year ended December 31, 2021, first quarter 2022 Quarterly Report on Form 10-Q and amended Registration Statement on Form S-1 (File No. 333-258993). The Special Committee engaged outside independent legal counsel and a forensic accounting firm to assist with its review. On February 1, 2022, FFIE announced that the Special Committee completed its review. On April 14, 2022, FFIE announced the completion of additional investigative work based on the Special Committee’s findings which were performed under the direction of the Executive Chairperson, reporting to the Audit Committee. In connection with the Special Committee’s review and subsequent investigative work, the following findings were made:

In connection with the Business Combination, statements made by certain Company employees to certain investors describing the role of Mr. Yueting Jia, the Company’s founder and former CEO, within the Company were inaccurate and his involvement in the management of the Company post-Business Combination was more significant than what had been represented to certain investors.

●	The Company’s statements leading up to the Business Combination that it had received more than 14,000 reservations for the FF 91 vehicle were potentially misleading because only several hundred of those reservations were paid, while the others (totaling 14,000) were unpaid indications of interest.

●	Consistent with FFIE’s previous public disclosures regarding identified material weaknesses in its internal control over financial reporting, the Company’s internal control over financial reporting requires an upgrade in personnel and systems.

●	The Company’s corporate culture failed to sufficiently prioritize compliance.

●	Mr. Jia’s role as an intermediary in leasing certain properties which were subsequently leased to the Company was not disclosed in FFIE’s corporate housing disclosures.

●	In preparing FFIE’s related party transaction disclosures, the Company failed to investigate and identify the sources of loans received from individuals and entities associated with Company employees.

In addition, the investigation found that certain individuals failed to fully disclose to individuals involved in the preparation of FFIE’s SEC filings their relationships with certain related parties and affiliated entities in connection with, and following, the Business Combination, and failed to fully disclose relevant information, including but not limited to, information in connection with related parties and corporate governance to FFIE’s former independent registered public accounting firm PricewaterhouseCoopers LLP.

The investigation also found that certain individuals failed to cooperate and withheld potentially relevant information in connection with the Special Committee investigation. Among such individuals were non-executive officers or members of the management team of FF, and remedial action was taken with respect to such individuals based on the extent of non-cooperation and/or withholding of information. The failure to cooperate with the investigation was taken into consideration in connection with the remedial actions outlined below with respect to Jerry Wang, and withholding of information also affected the remedial action taken with respect to Matthias Aydt.

Based on the results of the investigation, the Special Committee concluded that, except as described above, other substantive allegations of inaccurate FF disclosures that it evaluated, were not supported by the evidence reviewed. Although the investigation did not change any of the above findings with respect to the substantive allegations of inaccurate FF disclosures, the investigation did confirm the need for remedial actions to help ensure enhanced focus on compliance and disclosure within FF.

Based on the results of the Special Committee investigation and subsequent investigative work described above, the Board approved the following remedial actions designed to enhance oversight and corporate governance of the Company:

●	the appointment of Susan Swenson, a former member of the Board, to the then newly created position of Executive Chairperson of FF.

●	Dr. Carsten Breitfeld, FF’s former Global CEO, reporting directly to Ms. Swenson and receiving a 25% annual base salary reduction;

●	the removal of Mr. Jia as an executive officer, although continuing in his position as Chief Product & User Ecosystem Officer of FFIE. Certain dual-reporting arrangements were eliminated with respect to Mr. Jia, and he is required to report directly to Ms. Swenson, a non-independent director nominated by FF Top. Please see “Risk Factors – Risks Related to FF’s Business and Industry – Yueting Jia and FF Global, over which Mr. Jia exercises influence, have the ability to significantly influence the Company’s management, business and operations, and may use this ability in ways that are not aligned with the Company’s business or financial objectives or strategies or that are otherwise inconsistent with the Company’s interests. Such significant influence may increase if and to the extent the current members of the Board and management are removed and replaced with individuals who are aligned with Mr. Jia and/or FF Global.” Mr. Jia also received a 25% annual base salary reduction, and his role was limited from a policy-making position to focusing on (a) Product and Mobility Ecosystem and (b) Internet, Artificial Intelligence, and Advanced R&D technology;

●	Matthias Aydt, Senior Vice President, Business Development and Product Definition and a director of FFIE, being placed on probation as an executive officer for a six-month period, during which period he will remain as a non-independent member of the Board;

●	the appointment of Jordan Vogel as Lead Independent Director; certain changes to the composition of Board committees, including Brian Krolicki stepping down from his role as Chairman of the Board and Chair of the Nominating and Corporate Governance Committee and becoming a member of the Audit and Compensation Committees of the Board; Jordan Vogel stepping down from the Nominating and Corporate Governance Committee; and Scott Vogel becoming the Chair of the Audit Committee and the Nominating and Corporate Governance Committee of the Board;

●	the suspension without pay of Jiawei (“Jerry”) Wang, FFIE’s former Vice President, Global Capital Markets, who subsequently notified the Board of his decision to resign from FF on April 10, 2022;

●	the assessment and enhancement of FF’s policies and procedures regarding financial accounting and reporting and the upgrading of FF’s internal control over financial accounting and reporting, including by hiring additional financial reporting and accounting support, in each case at the direction of the Audit Committee;

●	the implementation of enhanced controls around FF’s contracting and related party transactions, including regular attestations by FF’s employees with authority to bind FF to contracts and related party transactions, for purposes of enabling FF to make complete and accurate disclosures regarding related party transactions;

●	the hiring of a Chief Compliance Officer, who reports on a dotted line to the Chair of the Audit Committee, and assessing and enhancing FF’s compliance policies and procedures (and a search for a Chief Compliance Officer of FF is still pending as of the date of this prospectus);

●	the implementation of a comprehensive training program for all directors and officers regarding, among other things, internal FF policies;

●	the separation of Jarret Johnson, FF’s Vice President, General Counsel and Secretary; and

●	certain other disciplinary actions and terminations of employment with respect to other FF employees (none of whom is an executive officer).

As of the date of this prospectus, FF is continuing to implement certain of the remedial actions approved by the Board. However, certain of these remedial actions are no longer in effect and no assurance can be provided that those remedial measures that continue to be implemented will be implemented in a timely manner or at all, or will be successful to prevent inaccurate disclosures in the future. Please see “Risk Factors – Risks Related to FF’s Business and Industry – FF is taking remedial measures in response to the Special Committee findings. There can be no assurance that such remedial measures will be successful. In addition, there can be no assurance that such remedial measures will be fully implemented in light of the recent corporate governance agreement with FF Top and FF Global.” However, pursuant to the Heads of Agreement, FF is implementing certain governance changes that impact certain of the above-discussed remedial actions. On October 3, 2022, Ms. Swenson tendered her resignation from her role as both Executive Chairperson and member of the Board effective immediately. In addition, on October 3, 2022, Mr. Scott Vogel resigned from the Board effective immediately and Mr. Jordan Vogel resigned effective on October 5, 2022 upon his receipt of a supplemental release pursuant to the Mutual Release. On October 28, 2022, Mr. Brian Krolicki tendered his resignation from the Board effective immediately. See “Management – Governance Agreement with FF Top and FF Global” for more information.

Subsequent to FFIE announcing the completion of the Special Committee investigation on February 1, 2022, FFIE, certain members of the management team and employees of FFIE received a notice of preservation and subpoena from the staff of the SEC stating that the SEC had commenced a formal investigation relating to the matters that were the subject of the Special Committee investigation. FFIE, which had previously voluntarily contacted the SEC in connection with the Special Committee investigation in October 2021, is cooperating fully with the SEC’s investigation. The outcome of such an investigation is difficult to predict. FF has incurred, and may continue to incur, significant expenses related to legal and other professional services in connection with the SEC investigation. At this stage, FF is unable to assess whether any material loss or adverse effect is reasonably possible as a result of the SEC’s investigation or estimate the range of any potential loss. In addition, in June 2022, FF received a preliminary request for information from the DOJ in connection with the matters that were the subject of the Special Committee investigation. FF has responded to that request and intends to fully cooperate with any future requests from the DOJ.

South Korea Contract Manufacturing

In February 2022, the Company entered into a definitive contract manufacturing and supply agreement with Myoung Shin Co., Ltd. (“Myoung Shin”), a South Korea-based automotive manufacturer and parts supplier, to manufacture the Company’s second vehicle, the FF 81. The agreement has an initial term of nine years from the start of production of the FF 81, which is scheduled as early as 2024. Pursuant to the agreement, Myoung Shin shall maintain sufficient manufacturing capabilities and capacity to supply FF 81 vehicles to the Company in accordance with the Company’s forecasts and purchase orders. The Company and Myoung Shin will each manufacture and supply certain FF 81 parts that Myoung Shin will use in the manufacture and assembly of FF 81 vehicles.

Financing Discussions and New Convertible Note and Warrant Financings

In order to fund its ongoing operations and business plan, including to launch the FF 91, FF is seeking to raise additional capital from various fundraising efforts currently underway. Although FF has successfully obtained commitments from several investors totaling $112.0 million in new convertible note financing, subject to certain conditions, from August 2022 through September 25, 2022, and continues financing discussions with multiple parties, FF has experienced delays in securing additional funding commitments relative to its business plan included in the Form 8-K filed on July 25, 2022, which have exacerbated the supply chain pressures on FF’s business. These factors, in addition to the continued rise in inflation and other challenging macroeconomic conditions, have led FF to take steps to preserve its current cash position, including implementing headcount reductions and other expense reduction and payment delay measures. Further efforts, including additional headcount reductions, may be undertaken in response to FF’s financial condition and market conditions. In light of these efforts, FF no longer expects to begin deliveries of the FF 91 in the fourth quarter of 2022. The timing of first deliveries of FF 91 vehicles is uncertain and is not expected to occur in 2022 and remains subject to various conditions, many of which are outside of FF’s control, including the timing, size, and availability of additional financing as well as the implementation and effectiveness of FF’s headcount reductions and other expense reduction and payment delay measures. It is also subject to suppliers meeting their commitments on program deliverables including parts, and timely and successful certification testing. FF is in ongoing discussions with potential financing sources for additional capital required to fund operations through the end of 2022 and beyond. Upon successful conclusion of these efforts, FF expects to announce a new timetable for production and delivery of the FF 91. No assurance is given that these efforts will conclude successfully. There is no assurance FF will be able to raise sufficient funding to launch the FF 91, develop the manufacturing capabilities and processes, or secure reliable sources of component supply to meet the quality, engineering, design or production standards, or the required production volumes to successfully grow into a viable business.

On August 14, 2022, FF entered into a definitive Securities Purchase Agreement (the “SPA”) with FF Simplicity Ventures LLC, an entity affiliated with ATW Partners LLC, and RAAJJ Trading LLC for $52.0 million of committed near-term convertible senior secured notes financing subject to certain conditions (which was increased on September 23, 2022 to $57.0 million, which increase was subsequently terminated upon the funding of the initial $10.0 million tranche of SPA Notes to Senyun, which occurred on October 27, 2022, and another $10.0 million on November 15, 2022), and the potential for an additional $243.0 million of incremental senior secured convertible notes financing to be funded within 90 days after the initial closing. $43.3 million (net of original issue discount and transaction costs) of the $52.0 million committed amount has been funded to date. On September 23, 2022, FF and certain investors affiliated with ATW Partners LLC entered into Warrant Exercise Agreement (the “Warrant Exercise Agreement”), pursuant to which, subject to the satisfaction of certain minimum trading price, minimum trading volume and certain other Equity Conditions (as described below), FF will have the right, exercisable on one or more occasions prior to January 23, 2023, to require the ATW Investors to exercise on a cash basis (each, a “Forced Exercise”) certain warrants held by the ATW Investors, in part, in exchange for newly issued shares of Class A Common Stock in an amount not to exceed (a) for any single Forced Exercise, $7.0 million in aggregate exercise price, and (b) for all Forced Exercises in the aggregate, the difference of (x) the maximum exercise price amount allowed under the Warrant Exercise Agreement (which is approximately $20.0 million) less (y) the aggregate exercise price of any voluntary exercises of the same warrants held by the ATW Investors after the date of the Warrant Exercise Agreement. The “Equity Conditions” are defined in the Warrant Exercise Agreement to include (among others): (a) the effectiveness of one or more registration statements under the Securities Act, (b) the availability of the prospectus contained in such registration statement(s) for the resale of the applicable Warrant shares, (c) the continued listing of shares of the Company’s Class A Common Stock on a national securities exchange, (d) no occurrence of any “Price Failure” (i.e., the VWAP of the Class A Common Stock failing to exceed $0.85 per share (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions) on any two (2) trading days during the ten (10) trading day measurement period immediately preceding the relevant determination date), subject to certain permitted adjustments, and (e) no occurrence of any “Volume Failure” (i.e., the aggregate daily dollar trading volume (as reported on Bloomberg) falling below $10.0 million on any two (2) trading days during the ten (10) trading day measurement period immediately preceding the relevant determination date).

On September 25, 2022, FFIE entered into a Joinder and Amendment Agreement with Senyun International Ltd., an affiliate of Daguan International Limited, FF Simplicity and RAAJJ Trading LLC, for the purchase of up to $60.0 million under the SPA, of which $17.8 million (net of original issue discount and transaction costs) has been funded to date. The initial $10.0 million tranche was funded on October 27, 2022, and the second $10.0 million tranche was funded on November 15, 2022. See “Description of Securities – Description of Warrants – SPA Warrants and SPA Notes” for additional information.

On October 24, 2022, FFIE entered into a Limited Consent and Third Amendment to the SPA with FF Simplicity as administrative and collateral agent and purchaser, Senyun as purchaser, and RAAJJ Trading LLC as purchaser. See “Description of Securities – Description of Warrants – SPA Warrants and SPA Notes” for additional information.

On November 8, 2022, FFIE entered into a Limited Consent and Amendment to the SPA (the “Fourth Amendment”) with FF Simplicity as administrative and collateral agent and purchaser, Senyun as purchaser, and RAAJJ Trading LLC as purchaser. See “Description of Securities – Description of Warrants – SPA Warrants and SPA Notes” for additional information.

FF is actively engaged in confidential discussions and negotiations with entities affiliated with FF Top and other potential investors with respect to purchasing incremental convertible senior secured notes on the same terms as FF Simplicity Ventures LLC under the SPA. There can be no assurance that FF will be able to successfully obtain additional incremental convertible senior secured note purchasers under the SPA or other debt or equity financing in a timely manner or on acceptable terms, if at all. In particular, the Company is currently conducting due diligence on potential financing sources. This process has been time consuming and may result in the Company not being able to consummate any financing from these or other financing sources on a timely basis or at all. If we are unable to raise sufficient additional funds in the near term, we may be required to further delay our launch plans for the FF 91, reduce headcount, liquidate our assets, file for bankruptcy, reorganize, merge with another entity, and/or cease operations.

FF’s cash needs after the launch of the FF 91 will depend on the extent to which FF’s actual costs vary from FF’s estimates and FF’s ability to control these costs and raise additional funds. Any challenges in supplier engagements, delays in ramping capacity or labor at the Hanford facility or for sales and service engagements, rising prices of materials, or ongoing global supply chain disruptions may further increase the need for additional capital to launch the FF 91 series. In particular, recently, some suppliers have threatened to terminate their relationship with the Company because of late payments or requested accelerated payments and other terms and conditions as a result of our past payment history and concerns about the Company’s financial condition, leading to less favorable payment terms than the Company had anticipated, and delaying or putting at risk certain deliveries. FF is in active negotiations with these suppliers to minimize these risks. Apart from the FF 91 series, substantial additional capital will be required to fund operations, research, development, and design efforts for future vehicles.

Components of FF’s Results of Operations

Key Factors Affecting Operating Results (in thousands)

FF’s performance and future success depend on several factors that present significant opportunities but also pose risks and challenges including those discussed below and in the section titled “Risk Factors.”

Faraday Future Vehicle Launch

FF expects to derive revenue from the sale of the FF 91. FF previously expected deliveries of the FF 91 series to begin in the fourth quarter of 2022. However, in light of delayed timing in securing funding commitments needed to fund its projected use of cash, FF no longer expects to begin deliveries of the FF 91 in the fourth quarter of 2022. The timing of first deliveries of FF 91 vehicles is uncertain and is not expected to occur in 2022 and remains subject to various conditions, many of which are outside of FF’s control, including the timing, size, and availability of additional financing as well as the implementation and effectiveness of FF’s headcount reductions and other expense reduction and payment delay measures. It is also subject to suppliers meeting their commitments on program deliverables including parts, and timely and successful certification testing. FF plans to manufacture the FF 91 in its own manufacturing facility in Hanford, California. The FF 81, FF 71, and SLMD electric vehicle models are in various stages of development and are planned to be released after the FF 91.

Production and Operations

FF expects to continue to incur significant operating costs that will impact its future profitability, including research and development expenses as it introduces new models and improves existing models; capital expenditures for the expansion of its manufacturing capacities; additional operating costs and expenses for production ramp-up; raw material procurement costs; general and administrative expenses as it scales its operations; interest expense from debt financing activities; and selling and distribution expenses as it builds its brand and markets its vehicles. FF may incur significant costs in connection with its services once it delivers the FF 91, including servicing and warranty costs. FF’s ability to become profitable in the future will depend on its ability to successfully market its vehicles and control its costs.

To date, FF has not yet sold any electric vehicles. As a result, FF will require substantial additional capital to develop products and fund operations for the foreseeable future. Until FF can generate sufficient revenue from product sales, FF will fund its ongoing operations through a combination of various funding and financing alternatives, including equipment leasing and construction financing of the Hanford, California, ieFactory California, manufacturing facility, secured syndicated debt financing, convertible notes, working capital loans, and equity offerings, among other options. The particular funding mechanisms, terms, timing, and amounts are dependent on the Company’s assessment of opportunities available in the marketplace and the circumstances of the business at the relevant time. Any delays in the successful completion of its ieFactory California manufacturing facility will impact FF’s ability to generate revenue. For additional discussion of the substantial doubt about FF’s ability to continue as a going concern, see Note 2, Liquidity and Capital Resources in the notes to the unaudited Condensed Consolidated Financial Statements for the quarter ended September 30, 2022 included elsewhere in this prospectus and for further details on liquidity, please see the “Liquidity and Capital Resources” section below.

Revenues

FF is a development stage company and has not generated any revenue to date. FF’s anticipated introduction of the FF 91, its first vehicle launch, is expected to generate the majority of FF’s future revenue while other vehicles are in development.

Operating Expenses

Research and Development

Research and development activities represent a significant part of FF’s business. FF’s research and development efforts focus on the design and development of FF’s electric vehicles and continuing to prepare its prototype electric vehicles to exceed industry standards for compliance, innovation, and performance. Research and development expenses consist of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation) for FF’s employees focused on research and development activities, other related costs, depreciation, and an allocation of overhead. FF expects research and development expenses to increase as FF continues to develop its vehicles. FF anticipates an increase in activities in the U.S. and China, where FF’s research and development operations are primarily located.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation) for FF’s employees focused on sales and marketing, costs associated with sales and marketing activities, and an allocation of overhead. Marketing activities are those related to introducing FF’s brand and its electric vehicle prototypes to the market. FF expects selling and marketing expenses to continue to increase as FF brings its electric vehicles to market and seeks to generate sales.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs, (including salaries, bonuses, benefits, and stock-based compensation) for employees associated with administrative services such as legal, human resources, information technology, accounting and finance, other related costs, and legal loss contingency expenses, which are FF’s estimates of future legal settlements. These expenses also include certain third-party consulting services, certain facilities costs, and any corporate overhead costs not allocated to other expense categories. FF expects its general and administrative expenses to increase as FF continues to grow its business. FF also anticipates that it will incur additional costs for employees and third-party consulting services now that it operates as a public company.

Loss on Disposal of Property and Equipment

Loss on disposal of property and equipment relates to the abandonment of certain FF 91 program construction in progress assets, primarily vendor tooling, machinery, and equipment, due to the redesign of the related FF 91 components and implementation of FF’s cost reduction program. Charges associated with disposals are recognized within operating expenses in the unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss.

Non-operating Expenses

Change in Fair Value Measurements

Change in fair value measurements consists of the losses and gains as a result of fair value measurements of certain financial instruments which FF records at fair value. Changes in fair value measurement of related party notes payable and notes payable have decreased following the Business Combination as the majority of the liabilities converted to equity or were paid in cash.

Related Party Interest Expense

Related party interest expense consists of interest expense on notes payable with related parties. Related party interest expense has decreased relative to prior periods, as the majority of related party notes payable converted to equity upon completion of the Business Combination.

Interest Expense

Interest expense primarily consists of interest on outstanding notes payable, capital leases, certain supplier payables, and vendor payables in trust. Interest expense decreased as the majority of notes payable and vendor payables in trust were either settled in cash or converted to equity upon completion of the Business Combination.

Other Expense, net

Other expense, net consists of foreign currency transaction gains and losses and other expenses such as bank fees and late charges. Foreign currency transaction gains and losses are generated by revaluation of debt and the settlements of invoices denominated in currencies other than the functional currency. FF expects other expense to fluctuate as FF continues to transact internationally.

Loss on Extinguishment or Settlement of Related Party Notes Payable, Notes Payable and Vendor Payables in Trust, net

Loss on extinguishment or settlement of related party notes payable, notes payable, and vendor payables in trust, net consists of losses resulting from the settlement of related party notes payable, notes payable, and vendor payables in trust in connection with the Business Combination.

Results of Operations (in thousands) (Unaudited)

FF has not generated any revenue from the design, development, manufacturing, engineering, sale, or distribution of its electric vehicles. Please refer to the section “Risk Factors” for a full discussion on the risks and uncertainties related to costs.

Comparison of the Three Months Ended September 30, 2022 and 2021

	Three Months Ended September 30,
	2022	2021
Consolidated Statements of Operations
Operating expenses
Research and development	$48,062	$79,757
Sales and marketing	3,888	6,832
General and administrative	28,655	36,725
Loss on disposal of property and equipment	—	62,342
Total operating expenses	80,605	185,656

Loss from operations	(80,605)	(185,656)
Change in fair value measurements	(6,966)	(22,747)
Interest expense	(663)	(296)
Related party interest expense	(996)	(1,597)
Other (expense) income, net	(6,457)	1,117
Loss on extinguishment or settlement of related party notes payable, notes payable and vendor payables in trust, net	(7,690)	(94,727)
Loss before income taxes	(103,377)	(303,906)
Income tax provision	—	—
Net loss	$(103,377)	$(303,906)

Research and Development

	Three Months Ended September 30,		Change
	2022	2021	Amount	%
Research and development	$48,062	$79,757	$(31,695)	(40)%

The decrease in research and development expense of $31,695 was primarily due to the occurrence of expense in the three months ended September 30, 2021, related to a non-exclusive, perpetual, irrevocable, and sublicensable license to use an electric vehicle manufacturing platform owned by Liankong, a subsidiary of Geely Holdings, for $50,000, reserve for unrecoverable value added taxes of $2,984, and expense associated with the grant of restricted stock awards issued as a bonus to employees and other service providers in connection with the closing of the Business Combination of $6,061 with no comparable activity in the three months ended September 30, 2022. The decrease is further derived from a $5,985 reduction in bonus accruals given the Company’s liquidity needs and as part of the implementation of costs saving measures. These decreases were partially offset by higher expenses for engineering, design, and testing (“ED&T”) services of $13,991, professional services of $8,363 and employee compensation related expenses of $11,795, incurred to support the development of the FF 91.

Sales and Marketing

	Three Months Ended September 30,		Change
	2022	2021	Amount	%
Sales and marketing	$3,888	$6,832	$(2,944)	(43)%

The decrease in sales and marketing expense of $2,944 was primarily due to the occurrence of expense in the three months ended September 30, 2021, related to restricted stock awards issued as a bonus to employees and other service providers in connection with the closing of the Business Combination of $1,797, with no comparable activity in the three months ended September 30, 2022, lower allocations of overhead expenses based on headcount of $1,526, and a decrease in marketing-related expenses due to the implementation of cost saving measures of $706, partially offset by an increases in employee compensation and related expenses of $794 and stock-based compensation expense of $278 due to an increase in headcount.

General and Administrative

	Three Months Ended September 30,		Change
	2022	2021	Amount	%
General and administrative	$28,655	$36,725	$(8,070)	(22)%

The decrease in general and administrative expense of $8,070 was primarily related to restricted stock awards issued as a bonus to employees and other service providers in connection with the closing of the Business Combination of $1,797 during the three months ended September 30, 2021, with no comparable activity in the three months ended September 30, 2022, lower accruals for legal contingencies of $18,753, and lower allocated expenses resulting from cost reduction initiatives of $1,431, partially offset by an increase in professional services primarily related to the Special Committee investigation, financing efforts and governance matters totaling $26,049, an increase in information technology related expense, including software licenses, of $688, and an increase in employee benefits and stock compensation of $647 and $301, respectively, both due to an increase in headcount.

Loss on disposal of property and equipment

	Three Months Ended September 30,		Change
	2022	2021	Amount	%
Loss on disposal of property and equipment	$—	$62,342	$(62,342)	(100)%

During the three months ended September 30, 2021, the Company wrote off $62,342 relating to the abandonment of certain construction in progress FF 91 program assets, primarily vendor tooling, machinery and equipment, due to the redesign of the related FF 91 components and implementation of FF’s cost reduction program. For the three month period ended September 30, 2022, there was no comparable activity.

Change in Fair Value Measurements

	Three Months Ended September 30,		Change
	2022	2021	Amount	%
Change in fair value measurements	$(6,966)	$(22,747)	$15,781	69%

The change in fair value measurements for the three months ended September 30, 2022 is primarily due to notes payable that were measured at fair value in the comparative period in 2021 and were converted during 2022, partially offset by the issuance of new notes during the period which contained significant original issue discounts and favorable conversion features, resulting in a charge to fair value measurement expense.

Interest Expense

	Three Months Ended September 30,		Change
	2022	2021	Amount	%
Interest expense	$(663)	$(296)	$(367)	(124)%

The increase in interest expense during the three months ended September 30, 2022, was due to the Company issuing new notes in the principal amount of $44,500, partially offset by a reduction in capital lease interest charges as a result of the successful sale leaseback transaction of the Company’s Gardena, California headquarters in the three months ended December 31, 2021 and principal balances totaling $85,193 which were settled in the three months ended March 31, 2022.

Related Party Interest Expense

	Three Months Ended September 30,		Change
	2022	2021	Amount	%
Related party interest expense	$(996)	$(1,597)	$601	38%

The decrease in related party interest expense for the three months ended September 30, 2022 as compared to the same period in 2021 was primarily due to the Company’s settlement of $91,420 principal amounts of related party notes payable upon closing of the Business Combination in July 2021, which accrued interest from July 1, 2021, to July 21, 2021.

Other Expense, Net

	Three Months Ended September 30,		Change
	2022	2021	Amount	%
Other (expense) income, net	$(6,457)	$1,117	$(7,574)	NM

The change in Other (expense) income, net of $7,574 was primarily due to foreign currency transaction losses of $5,986 in the three months ended September 30, 2022, resulting from the revaluation of transactions denominated in currencies other than local currencies, including $3,026 related to vendor deposits paid by the U.S. operations, franchise, other taxes and bank fees of $448 and penalties related to late vendor payments of $405.

Loss on extinguishment or settlement of related party notes payable, notes payable and vendor payables in trust, net

	Three Months Ended September 30,		Change
	2022	2021	Amount	%
Loss on extinguishment or settlement of related party notes payable, notes payable and vendor payables in trust, net	$(7,690)	$(94,727)	$87,037	92%

 The loss in the three months ended September 30, 2022 represents an extinguishment due to the change in the conversion price relating to an amendment to convertible notes issued during the period. The loss in the three months ended September 30, 2021 represents the conversion of certain related party notes payable, notes payable, and vendor payables in trust to equity at $10 per share which was below the fair value of the stock on the date of conversion in connection with the closing of the Business Combination.

Comparison of the Nine Months Ended September 30, 2022 and 2021

	Nine Months Ended September 30,
	2022	2021
Consolidated Statements of Operations
Operating expenses
Research and development	$260,221	$94,506
Sales and marketing	16,272	11,099
General and administrative	89,173	64,148
Loss on disposal of property and equipment	1,407	62,987
Total operating expenses	367,073	232,740

Loss from operations	(367,073)	(232,740)
Change in fair value measurements	(622)	(60,394)
Interest expense	(5,537)	(26,550)
Related party interest expense	(2,931)	(15,765)
Other expense, net	(14,307)	(718)
Loss on extinguishment or settlement of related party notes payable, notes payable and vendor payables in trust, net	(7,690)	(96,036)
Loss before income taxes	(398,160)	(432,203)
Income tax provision	(9)	(3)
Net loss	$(398,169)	$(432,206)

Research and Development

	Nine Months Ended September 30,		Change
	2022	2021	Amount	%
Research and development	$260,221	$94,506	$165,715	175%

The increase in research and development expense was primarily due to the increase in ED&T services of $153,954 and professional services related expense of $12,224 as the Company re-engaged suppliers and made significant purchases of ED&T services to progress the development of the FF 91; an increase in personnel and compensation related expenses and stock-based compensation expenses due to increased headcount of $45,382 and $5,871, respectively; an increase in information technology related expense due to increases in business activities and headcount of $7,896, partially offset by a decrease in general expenses of $57,365, primarily due to expensing a one-time amount of $50,000 for a non-exclusive, perpetual, irrevocable, and sublicensable license to use a platform owned by Liankong, a subsidiary of Geely Holdings, and recognition of restricted stock awards issued as a bonus to employees and other service providers in connection with the closing of the Business Combination during the nine months ended September 30, 2022, of $6,061.

Sales and Marketing

	Nine Months Ended September 30,		Change
	2022	2021	Amount	%
Sales and marketing	$16,272	$11,099	$5,173	47%

The increase in sales and marketing expense was primarily due to an increase in personnel and compensation related expenses of $6,703, stock-based compensation expense of $593 and employee benefits relates expenses of $489 due to an increase in headcount; an increase in marketing expenses due to an increase in marketing efforts of $614 and an increase in rent relates expense of $865 due to increase in business activity, partially offset by primarily restricted stock awards issued as a bonus to employees and other service providers in connection with the closing of the Business Combination during the nine months ended September 30, 2022 and other overhead expenses of $3,408 and a decrease in professional services related expenses of $644.

General and Administrative

	Nine Months Ended September 30,		Change
	2022	2021	Amount	%
General and administrative	$89,173	$64,148	$25,025	39%

The increase in general and administrative expense was primarily due to an increase in professional service expenses primarily related to the Special Committee investigation in the amount of $50,311; an increase in personnel and compensation related expenses of $11,574 due to headcount changes; an increase in insurance related expenses of $7,236, partially offset primarily by lower provisions for legal contingencies of $18,753; decrease in general expenses of $13,003 primarily related to expenses recognized in connection with issuance of restricted stock awards as compensation for prior salary reductions during the nine months ended September 30, 2021 with no comparable activity in the nine months ended September 30, 2022; decrease in stock based compensation of $1,468 and a decrease in depreciation and amortization expense and other overhead expenses primarily due to change in allocations of expenses to Research and Development and Sales and Marketing of $5,170.

Loss on disposal of property and equipment

	Nine Months Ended September 30,		Change
	2022	2021	Amount	%
Loss on disposal of property and equipment	$1,407	$62,987	$(61,580)	(98)%

The loss on disposal of property and equipment during the nine months ended September 30, 2022, is due to the continued refinement of the bill of materials of the FF 91. During the nine months ended September 30, 2021, the Company wrote off $62,342 relating to the abandonment of certain construction in progress FF 91 program assets, primarily vendor tooling, machinery and equipment, due to the redesign of the related FF 91 components and implementation of FF’s cost reduction program.

Change in Fair Value Measurements

	Nine Months Ended September 30,		Change
	2022	2021	Amount	%
Change in fair value measurements	$(622)	$(60,394)	$59,772	99%

The change in fair value measurements for the three months ended September 30, 2022 is primarily due to notes payable, related party notes payable and warrant liabilities that were measured at fair value in the comparative period in 2021 and were converted during 2022, partially offset by the issuance of new notes during the period which contained significant original issue discounts and favorable conversion features, resulting in a charge to fair value measurement expense.

	Nine Months Ended September 30,		Change
	2022	2021	Amount	%
Interest expense	$(5,537)	$(26,550)	$21,013	79%

The decrease in interest expense during the nine months ended September 30, 2022 was due to the Company’s settlement of $85,202 principal of notes payable upon closing of the Business Combination in 2021 which resulted in a decrease of interest between the periods. Further decreases resulted from the repayment of $85,193 in notes payable principal in the nine months ended September 30, 2022 and interest related to finance leases as a result of the successful sale leaseback transaction of the Company’s Gardena, California headquarters in the three months ended December 31, 2021. These decreases were partially offset by increases in interest expense related to the ATW NPA Notes which bore interest in 2022 due to the triggering of interest clauses, interest expense related to new Bridge Notes in 2022 with principal balances of $44,500.

Related Party Interest Expense

	Nine Months Ended September 30,		Change
	2022	2021	Amount	%
Related party interest expense	$(2,931)	$(15,765)	$12,834	81%

The decrease in related party interest expense for the nine months ended September 30, 2022, as compared to the same period in 2021, was primarily due to the Company’s settlement of $91,420 principal amounts of related party notes payable upon closing of the Business Combination in July 2021, which accrued interest from July 1, 2021, to July 21, 2021.

Other Expense, Net

	Nine Months Ended September 30,		Change
	2022	2021	Amount	%
Other expense, net	$(14,307)	$(718)	$(13,589)	NM

The change in other expense, net was primarily due to increase in foreign exchange loss of $13,304 resulting from transactions denominated in currencies other than local currencies.

Loss on extinguishment or settlement of related party notes payable, notes payable and vendor payables in trust, net

	Nine Months Ended September 30,		Change
	2022	2021	Amount	%
Loss on extinguishment or settlement of related party notes payable, notes payable and vendor payables in trust, net	$(7,690)	$(96,036)	$88,346	92%

The loss in the nine months ended September 30, 2022 relates to a modification of the conversion price as part of an amendment to notes issued during the period, which was treated as extinguishment for accounting purposes. The loss in the nine months ended September 30,2021 represents the conversion of certain related party notes payable, notes payable, and vendor payables in trust to equity at $10 per share which was below the fair value of the stock on the date of conversion in connection with the closing of the Business Combination.

Liquidity and Capital Resources (in thousands)

As described in the “Overview” section of this MD&A, the COVID-19 pandemic impacted FF’s ability to raise funds and may have a material adverse impact on future periods as FF prepares to bring its vehicles to market, including its cash flows from financing activities, which fund its operations. The extent of COVID-19’s impact on FF’s liquidity will depend upon, among other things, the duration and severity of the outbreak or subsequent outbreaks and related government responses, such as required physical distancing, restrictions on business operations and travel, the pace of recovery of economic activity and the impact to consumers, all of which are uncertain and difficult to predict. Refer to the section titled “Risk Factors” for a full discussion of the risks associated with the COVID-19 pandemic.

As of September 30, 2022, the Company’s principal source of liquidity was cash totaling $31,766, which was held for working capital and general corporate purposes.

The timing of first deliveries of FF 91 vehicles is uncertain and is not expected to occur in 2022 and remains subject to various conditions, many of which are outside of FF’s control, including the timing, size, and availability of additional financing as well as the implementation and effectiveness of FF’s headcount, temporary salary and other expense reductions as well as payment delay measures. It is also subject to suppliers meeting their commitments on program deliverables including parts, and timely and successful certification testing. In order to fund its ongoing operations and business plan, including to launch the FF 91, FF is seeking to raise additional capital from various fundraising efforts currently underway to supplement its cash on hand.

From August 14, 2022 through September 25, 2022, the Company obtained commitments from several investors totaling $132,000 in new convertible note financing and in committed forced warrant exercise proceeds, subject to certain conditions. A total of $73,727 under these commitments has been funded to date, through which the Company has received $62,876 (net of original discount and transaction costs). Of the remaining $40,000 balance committed by Senyun, $20,000 is expected to be received by the end of 2022, subject to the satisfaction of certain conditions, and an amount of $20,000 is contingent upon the launch of the FF 91 as well as subject to certain other conditions. The Company also has the right to force the conversion of the warrants underlying the Warrant Reserve, as such term is defined in Note 12, Stockholders’ Equity in the notes to the unaudited Condensed Consolidated Financial Statements for the quarter ended September 30, 2022 included elsewhere in this prospectus, for a total exercise price of $20,000 in cash ($1,727 of which has been funded to the Company), upon the completion of certain milestones and conditions. The Company has continued financing discussions with multiple parties, but has experienced delays in securing additional funding commitments relative to its business plan included in the Form 8-K filed on July 25, 2022, which have exacerbated the supply chain pressures on FF’s business. These factors, in addition to the continued rise in inflation and other challenging macroeconomic conditions, have led FF to take steps to preserve its current cash position, including reducing spending, extending payment cycles and implementing other similar measures. If our ongoing capital raising efforts are unsuccessful or significantly delayed, or if we experience prolonged material adverse trends in our business, our production will be delayed or decreased, and our actual use of cash, production volume and revenue for 2022 will vary from our previously disclosed forecasts, and such variances may be material. While FF is actively engaged in negotiations with potential financing sources, there is no guarantee that it will be able to raise additional capital on terms acceptable to it or at all. In addition to the risk that FF’s assumptions and analyses may prove incorrect, the projections may underestimate the professional fees and other costs to be incurred related to the pursuit of various financing options currently being considered and ongoing legal risks. Incremental capital needs beyond 2022 to fund development of the Company’s remaining product portfolio will be highly dependent on the market success and profitability of the FF 91 and the Company’s ability to accurately estimate and control costs.

As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – Financing Discussions and New Convertible Note and Warrant Financing,” on November 11, 2022, the Company entered into a Purchase Agreement with Yorkville, which provides the Company the sole right, but not the obligation, to direct Yorkville from time to time to purchase up to $200 million (“Commitment Amount”) of the Company’s shares of Class A Common Stock during the commitment period ending November 11, 2025, at a 3% discount of the VWAP (as defined below) of the shares during the three preceding days of each issuance. The Company has the option to increase the Commitment Amount to up to $350,000 during the commitment period. The Company agreed to issue 789,016 Commitment Shares in satisfaction of the commitment fee agreed upon in the Purchase Agreement. As of the date the unaudited Condensed Consolidated Financial Statement were issued, the Company did not direct Yorkville to buy any shares of Class A Common Stock. The Company shall use commercially reasonable efforts to prepare and file with the SEC a Registration Statement for the resale by Yorkville of the shares of Class A Common Stock to be issued under the Purchase Agreement (including the 789,016 Commitment Shares). The Company shall not have the ability to draw funds until the effectiveness of such registration statement and the satisfaction of certain other conditions.

Any purchase would be subject to certain limitations, including that Yorkville shall not purchase any shares that would result in it and its affiliates beneficially owning more than 9.99% of the then outstanding voting power or number of shares of Class A Common Stock or any shares that would exceed 19.99% of all shares of Class A Common Stock and Class B Common Stock of the Company outstanding on the date of the Purchase Agreement, unless Company shareholder approval was obtained allowing for issuances in excess of such amount (the “Exchange Cap”). The Exchange Cap will not apply under certain circumstances, including where the average price of all shares of Class A Common Stock equals or exceeds $0.62 per share.

Despite the access to liquidity resulting from the Purchase Agreement when and if it shall become effective, the Warrant Reserve and the unfunded commitments from the SPA, the Company projects that it may require additional funds during the remainder of 2022 and will require additional funds beyond 2022 in order to continue operations and support the ramp-up of production of the FF 91 to generate revenues to put the Company on a path to cash flow break-even. Incremental capital needs beyond 2022 to fund development of the Company’s remaining product portfolio will be highly dependent on the market success and profitability of the FF 91 and the Company’s ability to accurately estimate and control costs.

Since its formation, the Company has devoted substantial effort and capital resources to strategic planning, engineering, design, and development of its electric vehicle platform, development of initial electric vehicle models, and capital raising. Since inception, the Company has incurred cumulative losses from operations, negative cash flows from operating activities, and has an accumulated deficit of $3,322,685 as of September 30, 2022. After the closing of the Business Combination and the PIPE Financing on July 21, 2021, the Company received gross proceeds aggregating $990,983 which it used to settle certain liabilities and the remainder of which management has used to finance the ongoing operations of the business.

The Company has funded its operations and capital needs primarily through the net proceeds received from capital contributions, the issuance of related party notes payable and notes payable (see Note 8, Related Party Notes Payable and Note 9, Notes Payable, the sale of Preferred and Common Stock (see Note 12, Stockholders’ Equity) and the net proceeds received from the Business Combination and the PIPE Financing (see Note 3, Business Combination) in the notes to the unaudited Condensed Consolidated Financial Statements for the quarter ended September 30, 2022 included elsewhere in this prospectus.

The Company’s ongoing liquidity needs will depend on the extent to which the Company’s actual costs vary from the Company’s estimates and the Company’s ability to control these costs, as well as the Company’s ability to raise additional funds. The timely achievement of the Company’s operating plan as well as its ability to maintain an adequate level of liquidity are subject to various risks associated with the Company’s ability to continue to successfully close additional sources of funding, control and effectively manage its costs, as well as factors outside of the Company’s control, including those related to global supply chain disruptions, the rising prices of materials, potential impact of the COVID-19 pandemic, and general macroeconomic conditions. Refer to the section titled “Risk Factors” for a full discussion of the risks. The Company’s forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties. The Company expects to continue to generate significant operating losses for the foreseeable future. The plans are dependent on the Company being able to continue to raise significant amounts of capital through the issuance of additional notes payable and equity securities.

The Company has evaluated whether there are certain conditions and events, when considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited Condensed Consolidated Financial Statements were issued. Based on its recurring losses from operations since inception and continued cash outflows from operating activities, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that the unaudited Condensed Consolidated Financial Statements for the quarter ended September 30, 2022 were reissued.

There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future funding raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all or that the Company will be able to satisfy the closing conditions under its financing agreements. If events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to reduce discretionary spending, alter or scale back vehicle development programs, be unable to develop new or enhanced production methods, or be unable to fund capital expenditures. Any such events would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

Significant Related Party Notes Payable and Notes Payable Facilities

The Company has been significantly funded by notes payable from related parties and third parties. The related parties include employees as well as affiliates of employees and affiliates and other companies controlled or previously controlled by the Company’s founder and Chief Product and User Ecosystem Officer.

The following tables summarize the outstanding related party notes payable and notes payable as well as the related schedules of maturities of the related party notes payable and notes payable. See Note 8, Related Party Notes Payable and Note 9, Notes Payable in FF’s unaudited Condensed Consolidated Financial Statements for the quarter ended September 30, 2022 included elsewhere in this prospectus.

Related party notes payable consists of the following as of September 30, 2022:

	September 30, 2022
Note Name	Contractual Maturity Date	Contractual Interest Rates	Balance as of September 30, 2022	Interest Expense for the Three Months Ended September 30, 2022	Interest Expense for the Nine Months Ended September 30, 2022
Related party notes – China	Due on Demand	18%	$8,451	$996	$2,931
Related party notes – China various other	Due on Demand	0%	3,802	—	—
			$12,253	$996	$2,931

Schedule of Principal Maturities of Related Party Notes Payable

The future scheduled principal maturities of related party notes payable as of September 30, 2022 were as follows:

Due on demand	$12,253

Related party notes payable consists of the following as of December 31, 2021:

	December 31, 2021
Note Name	Contractual Maturity Date	Contractual Interest Rates	Unpaid Balance	Net Carrying Value at 12/31/21
Related party notes - China	Due on Demand	18%	$9,411	$9,411
Related party notes - China various other	Due on Demand	0%	4,244	4,244
Total related party notes payable			$13,655	$13,655

The Company has entered into notes payable agreements with third parties, which consists of the following as of September 30, 2022:

	September 30, 2022
Note Name	Contractual Maturity Date	Contractual Interest Rates	Unpaid Principal Balance	Fair Value Measurement Adjustments	Original issue discount and proceeds allocated to warrants	Net Carrying Value	Interest Expense for the Three Months Ended September 30, 2022	Interest Expense for the Nine Months Ended September 30, 2022
June 2021 Notes (3)	October 31, 2026	0%	$4,012	$612	$(955)	$3,669	$—	$—
Optional Notes (3)	October 31, 2026	15%	2,687	737	(912)	2,512	28	2,572
Bridge Notes (4)	August 14, 2026	10%	44,500	7,690	(11,421)	40,769	418	418
Notes payable – China various other	Due on Demand	0%	4,902	—	—	4,902	—	—
Auto loans	October 26, 2026	7%	106	—	—	106	—	—
			$56,207	$9,039	$(13,288)	$51,958	$446	$2,990

The Company settled certain notes payable during the nine months ended September 30, 2022 as follows:

	Nine months ended September 30, 2022
Note Name	Contractual Maturity Date	Contractual Interest Rates	Net carrying value at 12/31/2021	Fair Value Measurement Adjustments	Payment Premium	Cash Payment	Conversion into Class A Common Stock
March 1, 2021 Notes (1)	March 1, 2022	14%	$56,695	$(1,695)	$—	$(55,000)	$—
August 26, 2021 Notes (1)	March 1, 2022	14%	30,924	(924)	2,065	(32,065)	—
June 2021 Notes (3)	October 31, 2026	0%	35,071	917	—	—	(35,988)
Optional Notes (3)	October 31, 2026	15%	31,934	(704)	—	—	(31,230)
PPP Loan (2)	April 17, 2022	1%	193	—	—	(193)	—
			$154,817	$(2,406)	$2,065	$(87,258)	$(67,218)

Schedule of Principal Maturities of Notes Payable

The future scheduled principal maturities of notes payable as of September 30, 2022 are as follows:

Due on demand	$4,902
2022	4,012
2023	2,687
2026	44,606
$56,207

Notes payable consists of the following as of December 31, 2021:

	December 31, 2021
Note Name	Contractual Maturity Date	Contractual Interest Rates	Unpaid Balance	Fair Value Measurement Adjustments	Original issue discount and proceeds allocated to warrants	Net Carrying Value
March 1, 2021 Notes	March 1, 2022	14%	$55,000	$7,692	$(5,997)	$56,695
August 26, 2021 Notes	March 1, 2022	14%	30,000	1,011	(87)	30,924
June 9, 2021 Note 1 and Note 2	December 9, 2022	—%	40,000	8,503	(9,522)	38,981
August 10, 2021 Optional Notes	February 10, 2023	15%	33,917	12,283	(11,518)	34,682
Notes payable - China various other	Due on demand	—%	5,458	—	—	5,458
PPP Loan	April 17, 2022	1%	193	—	—	193
Auto loans	Various	Various	121	—	—	121
Total notes payable			$164,689	$29,489	$(27,124)	$167,054

Cash Flow Analysis

Presented below is a summary of FF’s cash flows for the periods indicated:

	Nine Months Ended September 30,
	2022	2021
Net cash provided by (used in)
Operating activities	$(355,109)	$(237,878)
Investing activities	(112,099)	(37,264)
Financing activities	(40,935)	966,995
Effect of exchange rate changes on cash and restricted cash	11,594	(2,536)

Operating Activities

FF continues to experience negative cash flows from operations as FF designs and develops its vehicles and builds its infrastructure both in the United States and China. FF’s cash flows from operating activities are significantly affected by FF’s cash investments to support the growth of FF’s business in areas such as research and development associated with FF’s electric vehicles, corporate planning, and general and administrative functions. FF’s operating cash flows are also affected by its working capital needs to support growth and fluctuations in personnel-related expenditures, accounts payable, accrued interest, other current liabilities, deposits, and other current assets.

Net cash used in operating activities was $355,109 and $237,878 for the nine months ended September 30, 2022 and 2021, respectively. The largest components of FF’s cash used by operating activities during the nine months ended September 30, 2022, were for professional and contracted services totaling $119,526, compensation, benefits and related expenses totaling $95,251 and prepaid insurance totaling $21,732. The largest components of FF’s cash used by operating activities during the nine months ended September 30, 2021, were $69,466 for wages and compensation related expenses, $50,000 for a non-exclusive, perpetual, irrevocable, and sublicensable license to use a platform, the Geely License, owned by Liankong, a subsidiary of Geely Holdings, and $18,792 for professional services. Net cash used by operating activities for the nine months ended September 30, 2021, included cash used of $3,000 for prepayment of hosting costs. Other movements were related to changes in working capital.

Investing Activities

Net cash used in investing activities was $112,099 and $37,264 for the nine months ended September 30, 2022, and 2021, respectively, related to acquisition of fixed assets.

Financing Activities

Net cash (used in) provided by financing activities was ($40,935) and $966,995 for the nine months ended September 30, 2022, and 2021, respectively.

Net cash used in financing activities during the nine months ended September 30, 2022, primarily consists of $87,258 in repayment of notes payable, including payment premium, and $2,813 in payments of finance lease obligations partially offset by $40,050 and $9,535 in proceeds from notes payable, net of original issue discount and proceeds from exercise of stock options, respectively.

Cash provided from financing activities during the nine months ended September 30, 2021, primarily consists of $229,583 in cash proceeds from the issuance of Class A Common Stock, net of redemptions of $206 as a result of the Business Combination; $761,400 in cash proceeds from the aggregate purchase price in the PIPE Financing; $172,231 in proceeds from the issuance of notes payable net of original issuance discounts; and $10,492 from the exercise of stock options. These were partially offset by cash payments of $61,130 for PIPE Financing transaction costs; $48,210 for settling notes payable and accrued interest; $38,217 for settling related party notes payable and accrued interest; $27,722 for settling vendor payables in trust; $23,148 for Business Combination transaction costs; $3,355 for debt transaction costs; $2,691 for capital lease obligations; and $1,071 for stock issuance costs.

Effect of Exchange Rate Changes on Cash and Restricted Cash

The exchange rates effect on Cash and Restricted cash was $11,594 and $(2,536) for the nine months ended September 30, 2022 and 2021, respectively. The effects of exchange rate changes on cash and restricted cash result from fluctuations on the translation of assets and liabilities denominated in foreign currencies, primarily Chinese Renminbi. Fluctuations in exchange rates against the U.S. dollar may positively or negatively affect FF’s operating results.

Contractual Obligations and Commitments

The following table sets forth, as of September 30, 2022, significant cash obligations that affect FF’s future liquidity:

	Payments Due by Period
	Total	2022 (3 months)	2023 - 2024	2025 - 2026	Thereafter
	(in thousands)
Operating lease obligations	$34,643	$1,289	$10,741	$10,440	$12,173
Finance lease obligations	10,050	643	3,923	3,620	1,864
Related party notes payable	12,253	12,253	—	—	—
Related party accrued interest	12,760	12,760	—	—	—
Notes payable	56,207	8,914	2,687	44,606	—
Accrued interest	541	541	—	—	—
Palantir license	41,667	2,667	19,500	19,500	—
Total contractual obligations	$168,121	$39,067	$36,851	$78,166	$14,037

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that FF can cancel without a significant penalty.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities, and the reported amounts of expenses during the reporting period. Management has based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values that are not readily apparent from other sources.

Actual results may differ from these estimates under different assumptions or conditions. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by FF’s management. To the extent that there are material differences between these estimates and actual results, future financial statement presentation, financial condition, results of operations, and cash flows will be affected. Given the global economic climate and unpredictable nature and unknown duration of the COVID-19 pandemic, estimates are subject to additional variability and volatility.

For a description of FF’s significant accounting policies, see Note 1, Nature of Business and Organization, and Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements of FF for the years ended December 31, 2021 and 2020 included elsewhere in this prospectus. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the Consolidated Financial Statements. Management believes the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of FF’s Consolidated Financial Statements.

See Note 1. Nature of Business and Organization and Basis of Presentation in the Notes to the unaudited Condensed Consolidated Financial Statements of FF for the quarter ended September 30, 2022 included elsewhere in this prospectus for discussion of estimates related to accounting pronouncements recently adopted.

Description	Judgements and Uncertainties	Effect if Actual Results Differ from Assumptions
Stock-Based Compensation

The Company’s stock-based compensation awards consist of options granted to employees, directors and non-employees for the purchase of Common Stock. The Company recognizes stock-based compensation expense in accordance with the provisions of ASC 718, Compensation — Stock Compensation (“ASC 718”). ASC 718 requires the measurement and recognition of compensation expense for all stock-based compensation awards based on the grant date fair values of the awards.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. For options with service conditions, the value of the award is recognized as expense over the requisite service period on a straight-line basis. For performance-based awards, stock-based compensation expense is recognized over the expected performance achievement period of individual performance milestones when the achievement of each individual performance milestone becomes probable.

Fair value of Common Stock — Prior to the close of the Business Combination, there was no public market for Legacy FF’s Class A Ordinary Stock. Therefore, Legacy FF’s Board of Directors determined the fair value of Legacy FF’s Class A Ordinary Stock at the time of the grant of stock options by considering a number of objective and subjective factors. The fair value of the stock was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants titled, “Valuation of Privately Held Company Equity Securities Issued as Compensation”. Legacy FF’s Board of Directors granted stock options with exercise prices equal to the fair value of Legacy FF’s Class A Ordinary Stock on the date of grant. After the close of the Business Combination, the closing price of FF’s Class A Common Stock on Nasdaq as reported will be used.

FF estimates the fair value of stock options using the Black-Scholes option-pricing model. Determining the fair value of stock-based compensation awards under this model requires highly subjective assumptions, including the fair value of the underlying common share (when there is no public market for the share), the risk-free interest rate, the expected term of the award, the expected volatility of the price of FF’s common shares, and the expected dividend yield of FF’s common share.

Expected term — The estimate of the expected term of awards was determined in accordance with the simplified method, which estimates the term based on an averaging of the vesting period and contractual term of the option grant for employee awards and the contractual term of the stock option award agreement for non-employees.

Expected volatility — The Company determines the expected volatility based on the historical average volatilities of publicly traded industry peers. FF intends to continue to consistently apply this methodology using the same or similar public companies until a sufficient amount of historical information regarding the volatility of FF’s own Class A Common Stock price becomes available, unless circumstances change such that the identified companies are no longer similar to FF, in which case more suitable companies whose stock prices are publicly available would be utilized in the calculation.

Risk-free interest rate — The risk-free interest rate used to value awards is based on the United States Treasury yield in effect at the time of grant for a period consistent with the expected term of the award.

Dividend yield — The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends for the foreseeable future.

Forfeiture rate — Stock-based compensation expense is reduced for forfeitures, which the Company estimates based on an analysis of actual forfeitures. The Company will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on the Company’s stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the estimated forfeiture rate is changed.

These estimates involve inherent uncertainties and the application of management’s judgment. If FF had made different assumptions, FF’s stock-based compensation expense and its net loss could have been materially different.

An increase in risk-free interest rate will reduce the estimated fair value of a stock option grant, while decrease in these factors will have an opposite effect.

Likewise, a decrease in volatility and expected term will decrease the estimated fair value of a stock option grant, while an increase in these factors will have an opposite effect.

The Company does not expect to change the dividend yield assumption in the near future.

Description	Judgements and Uncertainties	Effect if Actual Results Differ from Assumptions
Fair Value of Ordinary Shares

Prior to the Business Combination, FF was required to estimate the fair value of the ordinary shares underlying FF’s stock-based awards. The fair value of the ordinary shares underlying FF’s stock-based awards had been determined in each case by FF’s Board, with input from management and contemporaneous third-party valuation expert. FF believes that its Board has the relevant experience and expertise to determine the fair value of FF’s ordinary shares. FF’s Board intends all stock options granted to be exercisable at a price per share not less than the fair value per share of the ordinary share underlying those stock options on the date of grant.

In the absence of a public market for FF’s ordinary shares, the valuation of FF’s ordinary shares had been determined using a hybrid method, which incorporated a scenario-based method and an option pricing method. The valuation was performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

FF considered various objective and subjective factors to determine the fair value of FF’s ordinary shares as of each grant date, including:

●    Contemporaneous valuations performed by unrelated third-party experts;

●    The progress of FF’s research and development;

●    FF’s stage of development and commercialization and FF’s business strategy;

●    Industry information, such as external market conditions affecting the electric car industry and trends within the electric car industry;

●    Lack of marketability of FF’s ordinary shares;

●     Likelihood of achieving a liquidity event, such as an initial public offering, SPAC merger, or strategic sale given prevailing market conditions and the nature and history of FF’s business;

●    Prices, privileges, powers, preferences, and rights of our convertible preferred stock relative to those of FF’s ordinary shares;

●    Forecasted cash flow projections for FF’s business;

●    Illiquidity of stock-based awards involving securities in a private company; and

●    Macroeconomic conditions.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. The probability of a liquidity event and the derived discount rate are significant assumptions used to estimate the fair value of FF’s ordinary shares. If FF had used different assumptions or estimates, the fair value of FF’s ordinary shares and FF’s stock-based compensation expense could have been materially different.

During 2020 and 2021 (prior to the closing of the Business Combination), FF’s estimated fair value of its Class A Ordinary Shares remained relatively consistent, fluctuating between $2.449 per share as of March 31, 2020 (“March 2020 valuation”) and $2.767 per share as of January 20, 2021 (“January 2021 valuation”). As of April 20, 2021, FF’s estimated fair value of its Class A Ordinary Shares was $7.948 (“April 2021 valuation”).

In order to estimate the fair value of FF’s Class A Ordinary Stock, FF utilized more than one valuation approach. The March 2020 valuation was completed prior to the contemplation of the Business Combination. As such, income and market approaches were utilized in estimating the fair value. The January 2021 valuation and April 2021 valuation used a Hybrid Method, applying a probability-weighted expected return method (“PWERM”) to weight the indicated equity value determined under the option pricing model, income, and market approaches for the scenario in which the Business Combination does not close, and the equity value implied by the planned Business Combination.

During 2020, FF experienced financial hardship and was unable to satisfy its liabilities, including payables in vendor trust, notes payable, and related party notes payable. Further, given these financial hardships, FF was unable to successfully achieve its strategic plans, including completing its manufacturing facility in Hanford or generating revenues from the sale of FF 91. Please refer to Key Factors Affecting Operating Results and Liquidity and Capital Resources and Going Concern within FF’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for further details on FF’s operations, capital resources, and going concern.

The increase in value between the January 2021 valuation and the April 20, 2021 was due to FF’s progress towards the Business Combination. During the latter half of 2020, FF started contemplating a SPAC merger and began taking the necessary steps to prepare for the Business Combination with PSAC. The necessary steps undertaken to prepare for the Business Combination included meeting with PSAC and investment bankers, discussing timing expectations, and negotiating the preliminary letter of intent between PSAC and FF. As FF’s ongoing negotiations related to the Business Combination reflected an increased likelihood of a near-term exit transaction and/or liquidity event, the valuation of FF’s equity as of the January 2021 valuation and April 2021 valuation took into consideration the indicated equity value implied by the negotiations as well as the uncertainty inherent in the future key milestones including execution of the Merger Agreement and PSAC’s stockholder vote.

Description	Judgements and Uncertainties	Effect if Actual Results Differ from Assumptions
Fair Value Measurements and Fair Value of Related Party Notes Payable and Notes Payable

The accounting guidance for financial instruments allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date.

FF has elected the fair value option for certain related party notes payable and notes payable with embedded derivatives. The fair value of certain related party notes payable and notes payable was determined using a yield method, probability weighted for the likelihood of a liquidity event prior to maturity that would result in the conversion of the notes payable into ordinary shares. The probability of a liquidity event and the derived discount rate are assumptions used to estimate the fair value of FF’s notes payable carried at fair value. For further discussion see Note 8, Fair Value of Financial Instruments in the Notes to FF’s Consolidated Financial Statements included elsewhere in this prospectus.

Fair value measurement applies to financial assets and liabilities as well as other assets and liabilities carried at fair value on a recurring and nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the standard establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value on a daily basis. Level 1 valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities, or funds.

Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 instruments typically include U.S. government and agency debt securities, and corporate obligations. Level 2 valuations are usually obtained through market data of the investment itself as well as market transactions involving comparable assets, liabilities or funds.

Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Certain of the related party notes payable and notes payable contain embedded liquidation premiums with conversion rights that represent embedded derivatives whose value is directly related to the fair value of the Common Stock. As the value of the Common Stock increases, the value of these related party notes payable and notes payable increases, and as the value of Common Stock decreases, the value of these related party notes payable and notes payable decrease.

Description	Judgements and Uncertainties	Effect if Actual Results Differ from Assumptions
Income Taxes

FF recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the Consolidated Statements of Operations and Comprehensive Loss in the period that includes the enactment date. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

In evaluating the need for a valuation allowance, management considers the weighting of all available positive and negative evidence, which includes, among other things, the nature, frequency and severity of current and cumulative taxable income or losses, future projections of profitability, and the duration of statutory carryforward periods.

FF recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in FF’s Consolidated Financial Statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. FF recognizes interest and penalties accrued with respect to uncertain tax positions, if any, in its provision for income taxes in the Consolidated Statements of Operations and Comprehensive Loss.

The Company has recognized a full valuation allowance as of December 31, 2021 and 2020 since, in the judgment of management given the Company’s history of losses, the realization of these assets was not considered more likely than not. The valuation allowance was $256,413 and $148,546 as of December 31, 2021 and 2020, respectively. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which the temporary timing differences become deductible.

Recent Accounting Pronouncements

See Note 1, Nature of Business and Organization and Basis of Presentation in the Notes to the unaudited Condensed Consolidated Financial Statements of FF for the quarter ended September 30, 2022 included elsewhere in this prospectus for a discussion about accounting pronouncements recently adopted and recently issued, but not yet adopted.

Quantitative and Qualitative Disclosures about Market Risk

Pursuant to Item 305(e) of Regulation S-K, FF is not required to provide the information required by this Item as it is a “smaller reporting company.”

Internal Control Over Financial Reporting

FF management identified material weaknesses in FF’s internal control over financial reporting. The material weaknesses in FF’s internal control over financial reporting remained unremediated as of the year ended December 31, 2021 and the periods ended March 31, 2022, June 30, 2022 and September 30, 2022. See the section titled “Risk Factors – Risks Related to FF’s Business and Industry – FF identified material weaknesses in its internal control over financial reporting. If FF is unable to remediate these material weaknesses, or if it identifies additional material weaknesses in the future or otherwise fails to maintain effective internal control over financial reporting, it may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect FF’s business and share price.”

Segment Information

FF has determined that FF operates as one reportable segment, which is the design, development, manufacturing, engineering and sale and distribution of electric vehicles and related products in the global market.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. FF has elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, FF will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of FF’s financial statements to those of other public companies more difficult.

BUSINESS

Unless the context indicates otherwise, references in this prospectus to “FFIE” refer to Faraday Future Intelligent Electric Inc. (f/k/a Property Solutions Acquisition Corp.), a holding company incorporated in the State of Delaware, and not to its subsidiaries, and references herein to the “Company,” “FF,” “we,” “us,” “our” and similar terms refer to FFIE and its consolidated subsidiaries. We refer to our primary operating subsidiary in the U.S., Faraday&Future Inc., as “FF U.S.” We refer to all our subsidiaries organized in China (including Hong Kong) collectively as the “PRC Subsidiaries,” a complete list of which is set forth in Exhibit 21.1 to the registration statement of which this prospectus forms a part. As of the date of this prospectus, our only operating subsidiaries in mainland China and in Hong Kong are FF Automotive (China) Co. Ltd., Ruiyu Automotive (Beijing) Co., Ltd. and Shanghai Faran Automotive Technology Co., Ltd., each of which was organized in the PRC. The discussion of FF’s business and the electric vehicle industry below is qualified by, and should be read in conjunction with, the discussion of the risks related to FF’s business and industry detailed elsewhere in this prospectus.

Company Overview

Faraday Future Intelligent Electric, Inc. (together with its consolidated subsidiaries, “FF,” “the Company,” “we,” “us” or “our”) is a California-based global shared intelligent mobility ecosystem company with a vision to disrupt the automotive industry.

With headquarters in Los Angeles, California, the Company designs and engineers next-generation intelligent, connected, electric vehicles. FF intends to start manufacturing vehicles at its production facility in Hanford, California, with additional future production capacity needs addressed through a contract manufacturing partner in South Korea. FF is also exploring other potential contract manufacturing options in addition to the contract manufacturer in South Korea. The Company has additional engineering, sales, and operational capabilities in China and is exploring opportunities for potential manufacturing capabilities in China through a joint venture or other arrangement.

Since its founding, the Company has created major innovations in technology and products, and a user centered business model. We believe these innovations will enable FF to set new standards in luxury and performance that will enhance quality of life and redefine the future of intelligent mobility.

Technology

FF’s technology innovations include its proprietary Variable Platform Architecture (“VPA”), propulsion system, and Internet, Autonomous Driving, and Intelligence (“I.A.I.”) systems.

The VPA is a modular skateboard-like platform which can be sized to accommodate various motor and powertrain configurations, enabling fast and capital efficient product development for both the passenger and commercial vehicle segments. FF’s propulsion system includes an industry-leading inverter design, and a propulsion system that provides a competitive edge in electric drivetrain performance. FF’s advanced I.A.I. technology offers high-performance computing, high speed internet connectivity, Over-the-air (“OTA”) updates, an open ecosystem for third party application integration, and a Level 3 autonomous driving-ready system, in addition to several other proprietary innovations that enable the Company to build a highly personalized user experience.

Since inception, FF has developed a differentiated portfolio of valuable intellectual property. As of November 17, 2022, the Company has been granted approximately 650 patents (with approximately a third issued in the U.S., and slightly less than two-thirds issued in China, and the remaining issued in other jurisdictions). These patents are issued to various FFIE entities, including Faraday Future, Faraday & Future, FF Automotive (China) Co., Ltd., Leka Automotive Intelligent Technology (Beijing) Co., Ltd., and LeEco Eco-Car (Zhejiang) Co., Ltd. Key patents include FF’s inverter assembly, integrated drive and motor assemblies, methods and apparatus for generating current commands for an interior permanent magnet (“IPM”) motor, and keyless vehicle entry system. These key patents will expire in 2035 and 2036.

Products

FF’s B2C (business-to-consumer) passenger vehicle launch pipeline over the next five years includes the FF 91 series, the FF 81 series, and the FF 71 series, each designed to target different passenger vehicle segments. In addition to passenger vehicles, and leveraging its VPA and other proprietary technology, FF plans to launch a Smart Last Mile Delivery (“SLMD”) vehicle to address the high growth last mile delivery market.

Each of the three passenger vehicle series is planned in two different configurations (the FF 91 will also come in a limited edition model). At the top end, the “Futurist” configurations will drive FF’s core brand values (design, superior driving experience, and personalized user experience) to the fullest. Offering multiple configurations allows FF to participate in a wide price range within each vehicle series.

Based on certain management assumptions, including the availability of new funds beginning in December 2022, suppliers meeting their commitments on program deliverables including parts, and timely and successful certification testing, FF previously expected deliveries of the FF 91 series to begin in the fourth quarter of 2022. However, in light of its delayed timing in securing funding commitments needed to fund its projected use of cash, FF no longer expects to begin deliveries of the FF 91 in the fourth quarter of 2022. The timing of first deliveries of FF 91 vehicles is uncertain and is not expected to occur in 2022 and remains subject to various conditions, many of which are outside of FF’s control, including the timing, size, and availability of additional financing as well as the implementation and effectiveness of FF’s headcount reductions and other expense reduction and payment delay measures. It is also subject to suppliers meeting their commitments on program deliverables including parts, and timely and successful certification testing. Please refer to “Risk Factors – Risks Related to FF’s Business and Industry – FF’s vehicles are in development and the delivery of FF’s first vehicle has experienced, and may continue to experience, significant delays” for a discussion on risks and uncertainties related to the expected launch. Toward that goal, FF has completed most of its vehicle development milestones, and recently announced Milestone #6, completion key equipment installation work at the ieFactory California in Hanford, California. The FF 91 series is designed to compete with Maybach, Bentley Bentayga, Lamborghini Urus, Ferrari Purosangue, Mercedes S-Class, Porsche Taycan, BMW 7-Series, etc. In addition to the FF 91 series, FF has planned the following passenger vehicles:

●	FF 81 series, FF’s second passenger vehicle, is envisioned to be a premium mass market electric connected vehicle positioned to compete against Tesla Model S and Model X, Nio ES8, BMW 5-series, and similar vehicles.

●	FF 71 series, FF’s mass market passenger vehicle, plans to integrate connectivity and advanced technology into a smaller vehicle size and positioned to compete against Tesla Model 3 and Model Y, BMW 3-series, and similar vehicles.

Product Positioning

All FF passenger vehicles will share common brand “DNA” of:

●	Intelligence, Internet and connectivity;

●	modern design: styling;

●	superior driving experience: leading power, performance and driving range; and

●	personalized user experience: space, comfort and internet experience

The flagship FF 91 series will define the FF brand DNA. This DNA will carry over to FF 81 and FF 71 series vehicles at lower price points. With such brand DNA, FF believes its products will be ahead of competition in their respective segments in terms of design, driving experience, interior comfort, connectivity, and user experience.

Robust Hybrid Manufacturing Strategy

To implement a capital light business model, FF has adopted a hybrid global manufacturing strategy consisting of its refurbished manufacturing facility in Hanford, California and a collaboration with Myoung Shin, a contract manufacturing partner in South Korea. FF is also exploring other potential contract manufacturing options in addition to the contract manufacturer agreement in South Korea. The Company is also exploring the possibility of manufacturing capacity in China through a joint venture or other arrangement.

As of the date hereof:

●	FFIE leased a 1.1 million square foot manufacturing facility in Hanford, California with an expected production capacity of approximately 10,000 vehicles per year; and

●	FFIE entered into a definitive contract manufacturing and supply agreement with Myoung Shin Co., Ltd. (“Myoung Shin”), a South Korea-based automotive manufacturer and parts supplier, to manufacture the Company’s second vehicle, the FF 81. The agreement has an initial term of nine years from the start of production of the FF 81, which is scheduled for as early as 2024. Pursuant to the agreement, Myoung Shin shall maintain sufficient manufacturing capabilities and capacity to supply FF 81 vehicles to FF in accordance with the Company’s forecasts and purchase orders. FF and Myoung Shin will each manufacture and supply certain FF 81 parts that Myoung Shin will use in the manufacture and assembly of FF 81 vehicles.

Distribution Model

FF management anticipates making its first passenger vehicles available in the U.S., followed shortly thereafter by a rollout in China. Expansion of sales to Europe may begin as early as 2023, and additional markets may be added thereafter. FF plans to utilize a direct sales model integrating online and offline sales channels to drive sales and user (including customers, drivers, passengers of FF vehicles) operations to continuously create value. FF’s offline sales are planned through FF’s self-owned stores as well as FF Partner-owned stores and showrooms. The self-owned stores are expected to help establish the FF brand, while the partner-owned stores and showrooms will enable expansion of the sales and distribution network without substantial capital investment by FF.

FF’s Competitive Strengths

FF’s products, technology, team and business model provide strong competitive differentiation.

FF’s proprietary VPA

FF’s proprietary VPA is a skateboard-like platform that incorporates the critical components of an electric vehicle, and can be sized to accommodate various motor and powertrain configurations. This flexible modular design supports a range of consumer and commercial vehicles and facilitates rapid development of multiple vehicle programs to reduce cost and time to market.

Projected product performance with industry-leading propulsion technology

FF’s propulsion system includes an industry-leading inverter design and proprietary drive propulsion system. FF’s proprietary FF Echelon Inverter has the technological advantage of driving a large amount of current in a small space using proprietary parallel Insulated Gate Bipolar Transistors (“IGBTs”), achieving low inverter losses and high efficiency. The propulsion system has high torque accuracy with fast transient response. The electric motor drive units are fully integrated with the inverter, transmission and control unit to create industry-leading volume and design efficiency. Propelled by an integrated FF designed powertrain, FF’s vehicles can achieve leading horsepower, efficiency, and acceleration performance.

Internet, Autonomous Driving, and Intelligence (“I.A.I”) Technology

FF’s advanced I.A.I. technology offers high-performance computing, high speed internet connectivity, OTA updates, an open ecosystem for third party application integration, and a Level 3 autonomous driving-ready system, in addition to several other proprietary innovations that enable the Company to build an advanced highly personalized user experience. The FF 91 series will feature a high-performance dual systems-on-a-chip (“SoC”) computing platform for in-vehicle infotainment, a NVIDIA based autonomous driving system, and a high-speed connectivity system that will be capable of up to three simultaneous 5G connections. Together, these systems will deliver a highly intelligent voice-first user experience, and seamless cloud connectivity and a vehicle that is Level 3 highway autonomous driving ready.

FF’s I.A.I system is built on an enhanced Android Automotive code base and is upgraded with each release of Google’s platform.

All FF vehicles use FF’s proprietary FFID unique identifier to deliver personalized content, apps and experiences. FFID provides a unique FF user profile that ensures a consistent experience across the FF Ecosystem, as the user goes from one seat to another or even from one vehicle to another.

Strong intellectual property portfolio

FF has significant capabilities in the areas of vehicle engineering, vehicle design and development, as well as software, internet, and AI. The Company has also developed a number of proprietary processes, systems and technologies across these areas. FF’s research and development efforts have resulted in a strong intellectual property portfolio across battery, powertrain, software, user interface design and user experience design (“UI/UX”), and advanced driver-assistance systems, among other areas. FF’s proprietary inverter design provides high current and is integrated into the electric drive unit, creating a high power-to-weight ratio. The patented keyless entry technology recognizes the user from a distance, opens (rather than simply unlocking) doors and customizes the user’s seating area using facial-recognition-prompted download of FFID data. Patented autonomous driving technology will allow users to find empty space in a parking lot and autonomously park using cameras, radars, LIDARs (Light Detection and Ranging), ultrasound and an inertial measurement unit (“IMU”) (available post-launch via a software upgrade). FF believes its strong intellectual property portfolio will allow continued differentiation from its competitors and shorten time to market for future products.

Visionary management with a strong record of success

FF is led by a visionary management team with a unique combination of automotive, communication, and internet experience. FF’s Global CEO, Mr. Xuefeng Chen, is an automotive veteran with international and extensive operational experience with luxury automotive brands, Mr. Xuefeng Chen has spent nearly 20 years in the automotive industry, having worked for Changan Ford, Changan Mazda, Ford Asia Pacific Design Center and Chery Jaguar Land Rover prior to joining FF. FF’s founder and Chief Product and User Ecosystem Officer, Mr. Yueting Jia, focuses on product and mobility ecosystem; internet and AI; and advanced R&D technology. Mr. Jia founded Leshi Information Technology Co., Ltd., a video streaming website in 2004. He also founded Le Holdings Co. Ltd. (“LeEco”), an internet ecosystem and technology company with businesses including smart phones, smart TVs, smart cars, internet sports, video content, internet finance and cloud computing. FF’s other management team members have significant product, industry and leadership experience in areas such as vehicle engineering, battery, powertrain, software, internet, AI, and consumer electronics.

Speed to market

FF has achieved several commercial milestones as it works to bring the FF 91 to the market. When FF launches the FF 91, the Company expects to be the first entrant in the ultra-luxury EV segment. Please refer to “Risk Factors – Risks Related to FF’s Business and Industry – FF’s vehicles are in development and the delivery of FF’s first vehicle has experienced, and may continue to experience, significant delays” for a discussion on risks and uncertainties related to the expected commercial launch.

Electric Vehicle Industry Overview and Market Opportunity

The electric vehicle industry is poised for explosive growth. Based on the Electric Vehicle Outlook 2021 report, a long-term forecast published in May 2021 by Bloomberg New Energy Finance (“BNEF Report”), which forecasts that passenger electric vehicle sales in the U.S., Europe, and China could grow to a total of approximately 14.0 million vehicles in 2025, from 3.1 million vehicles in 2020, and then continue to grow rapidly.

Driven by China’s new energy vehicle (“NEV”) credit and European CO2 regulations as well as city policies restricting new internal combustion engine (“ICE”) vehicle sales, electric vehicle sales in China and Europe are estimated to exceed 65% of all passenger electric vehicle sales by 2030, according to the BNEF Report. In addition, since many U.S. households have the infrastructure to install home charging, they are ideal adopters of electric vehicles. According to the BNEF Report, by 2040, over three-quarters of all new passenger vehicles sold will be electric, with markets in China and parts of Europe achieving even higher penetration. For commercial electric vehicles, demand for electric small vans, and trucks are expected to rise quickly, with the U.S., Europe, and China markets expanding faster than the overall market, according to the BNEF Report. In addition, the report notes that light-duty commercial vehicles will see the greatest surge in demand for electric drivetrains among all commercial vehicles. FF believes its U.S. and China dual-home market strategy, as well as its innovative DNA, strong technology portfolio, and emphasis on design, driving experience and personalized user experience will position it well in the passenger electric vehicle segments in these markets. By leveraging the scalable design and modularity of FF’s variable platform architecture, FF is well-positioned to capitalize on growing demands for light, commercial electric vehicles. Additionally, FF’s robust vehicle engineering capabilities and extensive portfolio of technologies offer significant future licensing and strategic partnership opportunities.

Key Drivers for Electric Vehicle Market Growth

Several important factors are contributing to the popularity of electric vehicles, in both the passenger electric vehicle and light-duty commercial vehicle segments. FF believes the following factors will continue to drive growth in these markets:

Increasing Environmental Awareness and Tightening Emission Regulations

Environmental concerns have resulted in tightening emission regulations globally, and there is a broad consensus that further emission reductions will require increased electrification in the automotive industry. The cost of regulatory compliance for ICE powertrains is rising sharply due to the natural limitations of traditional ICE technologies. In response, global original equipment manufacturers (“OEMs”) are aggressively shifting their strategies toward electric vehicles. At the same time, consumers are more concerned about the impact of goods they purchase, both on their personal health and the environment. As consumer awareness increases, zero emission transportation has become a popular and widely advocated urban lifestyle which has accelerated further development of the electric vehicle market. Consumer pressure can also be seen in the commercial electric vehicle market. Being encouraged by their customers to reduce their carbon footprints, retailers, logistics companies, and other corporations are highly incentivized to transition their existing fleets or new vehicle purchases toward electric vehicles.

Decreasing Battery and Electric Vehicle Ownership Costs

Battery and battery-related costs generally represent the most expensive components of an electric vehicle. The falling price of lithium-ion batteries is expected to be among the most important factors affecting electric vehicle penetration in the future. Additionally, the average battery energy density is expected to increase with continuous improvements in battery chemistries, improved materials, advanced engineering, and manufacturing efficiencies. With improvements in battery technology and economies of scale, battery production costs (translated to electric vehicle ownership costs) should continue to decrease. The BNEF Report states that the average lithium-ion battery price has fallen by 89% from 2010 to 2021 to $131/kWh. They project the cost of lithium-ion batteries will fall below $100/kWh by 2024 and continue to decline as advancements in manufacturing and technology continue. According to the BNEF Report, price parity between electric vehicles and ICE is expected to be reached by the mid-2020s in most vehicle segments, subject to variation between geographies.

Strong Regulatory Push

An increasing number of countries are encouraging the adoption of electric vehicles or a shift away from fossil-fuel-powered vehicles. For example, in the U.S., both states and municipalities have begun to roll out legislation banning combustion engines, with California mandating that every new passenger car and truck sold to be zero-emission by 2035, and every new medium and heavy-duty truck sold be zero-emission by 2045. Fifteen additional U.S. states and Washington, D.C. have announced they intend to follow California’s lead in transitioning all sales of heavy-duty trucks, vans and buses to zero-emission, with potentially more to follow in coming years. In China, the focused regulatory push has been one of the strongest drivers of NEV (“new energy vehicle”) penetration. In recent years, the Chinese government implemented a series of favorable policies encouraging the purchase of electric vehicles and construction of electric vehicle charging infrastructure. Since 2015, the Chinese regulatory authorities have provided subsidies to purchasers of electric vehicles. Although previous purchase subsidies were reduced in China by approximately half in 2019, the Chinese government has continued to provide subsidies for charging infrastructure construction. Since 2016, the Chinese central finance department has been incentivizing certain local governments with funds and subsidies for the construction and operation of charging facilities and other relevant charging infrastructure, such as charging stations and battery swap stations. Europe, UK, Denmark, Iceland, Ireland, the Netherlands, Slovenia, and Sweden have all announced plans to phase out combustion engines in some form or fashion by 2030. These legislative tailwinds have already begun to force some legacy OEMs toward electrification, creating a strong need for a modular, flexible, and cost-efficient electric vehicle solution, which will increase competition in the alternative energy vehicle industry.

Growth of Electric “Shared Mobility”

According to the BNEF Report, despite the significant near-term impact from COVID-19, the global shared mobility fleet (i.e., ride-hailing and car-sharing) is expected to represent more than 15% of the total kilometers traveled by passenger vehicles by 2040, up from less than 5% in 2019. Bloomberg data also predicted that due to electric vehicles’ lower operating costs, they are anticipated to account for over 75% of shared mobility vehicles by 2040, representing a dramatic increase from current low single digit penetration. At the same time, as vehicle consumers move to rely upon shared mobility fleets, and view ride-hailing and car-sharing as a service, such trends may partially offset passenger vehicle demand growth.

Corporate History and Milestones

FF U.S., the Company’s primary U.S. operating subsidiary, was incorporated and founded in the State of California in May 2014. In July 2014, LeSee Automotive (Beijing) Co., Ltd. (“LeSee Beijing”), which was previously the Company’s primary Chinese operating entity, was formed in China.

To facilitate global investment of FF’s business and operations in different jurisdictions, FF established a Cayman Islands holding company structure for the entities within the group. As part of these efforts, Smart Technology Holdings Ltd. (formerly known as FF Global Holdings Ltd.) was incorporated on May 23, 2014 in the Cayman Islands, which directly or indirectly owned and/or controlled 100% of the shareholding of all operating subsidiaries in the group. In March 2017, FF established FF Automotive (China) Co., Ltd., as a Chinese wholly-foreign-owned entity (“WFOE”). As part of a broader corporate reorganization, and to facilitate third-party investment, FF incorporated its top-level holding company, FF Intelligent Mobility Global Holdings Ltd. (formerly known as Smart King Ltd.), in the Cayman Islands in November 2017, as the parent company of Smart Technology Holdings Ltd. To enable effective control over FF’s Chinese operating entity and its subsidiaries without direct equity ownership, in November 2017, the WFOE entered into a series of contractual arrangements (“VIE contractual arrangements”) with LeSee Beijing and LeSee Zhile Technology Co., Ltd., which previously held 100% of LeSee Beijing. The VIE contractual arrangement enabled FF to exercise effective control over LeSee Beijing and its subsidiaries, to receive substantially all of the economic benefits of such entities, and to have an exclusive option to purchase all or part of the equity interests in LeSee Beijing. The VIE contractual arrangements were adjusted in the past three years and were terminated on August 5, 2020. LeSee Beijing is currently owned 99% by the WFOE.

The organizational chart below shows FFIE’s operating subsidiaries* as of the date hereof:

*	Excludes subsidiaries with immaterial operations. FF Hong Kong Holding Limited is a holding company subsidiary organized in Hong Kong. As of the date hereof, LeSEE Automotive (Beijing) Co. Ltd., a subsidiary organized in China, has immaterial operations.

Milestones

Significant milestones in FF’s historical development and commercialization of FF’s electric vehicles include the following:

●	In 2015, FF completed its first test mule car, and a fully developed electric vehicle Beta prototype was completed in August 2016.

●	In January 2016, FF debuted the FF Zero 1 at the 2016 Consumer Electronics Show (“CES”) and obtained a U.S. patent for FF’s proprietary power inverter, the “FF Echelon Inverter.” In November 2016, FF obtained an autonomous vehicle testing permit issued by the State of California, which allowed FF to test self-driving vehicles on public roads with the presence of a safety driver.

●	In January 2017, FF revealed FF 91, its luxury electric crossover vehicle, at CES 2017. FF 91’s beta prototype set the fastest production-electric vehicle record at the Pikes Peak International Hill Climb in 2017, with a time of 11 minutes and 25.083 seconds.

●	In November 2017, FF entered into agreements with its Series A investor in connection with its Series A financing and received gross proceeds of $800.0 million through June 2018.

●	In August 2018, FF completed its first pre-production build of FF 91 in its Hanford, California manufacturing facility. FF also began designing the FF 81 project in January 2018.

●	In September 2020, FF U.S., FF’s primary U.S. operating subsidiary, entered into a non-binding memorandum of understanding with a large city in China where FF plans to build its China headquarters and research and development center in China. Pursuant to the non-binding proposal, FF intends to form a joint venture in the city and expects that the city will provide certain support to the joint venture.

●	In January 2021, Legacy FF, FF Automotive (Zhuhai) Co., Ltd. and FF Hong Kong Holding Limited entered into a cooperation framework agreement with Zhejiang Geely Holding Group Co., Ltd. pursuant to which Geely Holding agreed to explore the possibility of joint investment in the technology licensing, contract manufacturing and joint venture with FF and the city, as well as to pursue the possibility of further business cooperation with the joint venture. The joint venture and contract manufacturing projects with Geely Holding are on hold, but the Company is pursuing discussions with other potential partners, including entering into a non-binding framework agreement with a local government in China to explore the possibility of establishing FF’s China headquarters and manufacturing capabilities within the jurisdiction of the local government, as well as to pursue other potential business cooperation including a potential joint venture. FF believes that a strategic partnership, if successfully entered into, will benefit the implementation of FF’s dual-home market strategy in China.

●	In January 2021, FF announced that it entered into a definitive agreement for a business combination with PSAC, with the combined company to be listed on The Nasdaq Stock Market under the ticker symbol “FFIE”.

●	In July 2021, FF announced that it completed its previously announced merger with PSAC, which resulted in the combined company being renamed Faraday Future Intelligent Electric. The Class A Common Stock and Warrants of the Company began trading on The Nasdaq Stock Market on July 22, 2021 as “FFIE” and “FFIEW”, respectively.

●	In September 2021, FF completed the installation of pilot equipment in the pre-production build area of its Hanford, California facility.

●	In October 2021, FF received its final Certificate of Occupancy (“CO”) for a dedicated area for pre-production manufacturing at the facility in Hanford, California.

●	In December 2021, FF started foundation construction for all remaining production areas in the Hanford facility, including body, propulsion, warehouse and vehicle assembly. Interior foundation work in the production area is complete, major mechanical systems, including electrical and plumbing, have been installed and equipment installation underway.

●	In February 2022, FF announced that Myoung Shin had been contracted to manufacture FF’s second vehicle, the FF 81, with SOP scheduled for as early as 2024.

●	In February 2022, FF unveiled the first production-intent FF 91 EV manufactured at its Hanford, California plant.

●	In April 2022, FF signed a sourcing agreement for battery packs for the FF 91 with a leading global battery supplier and innovator in lithium-ion technology. The FF 91 battery pack will feature state-of-the-art technology designed to deliver superior power, energy, and charging speeds.

●	In May 2022, FF marked Production Milestone #5 at its Hanford, California manufacturing facility, with the start of installation of all mechanical, electrical and plumbing systems to support equipment installation.

●	In May 2022, FF announced its Flagship brand experience center, to be located in Beverly Hills, California where visitors can experience the brand’s advanced technology, distinctive luxury, and futuristic design.

●	In August 2022, FF announced its sponsorship and attendance at the 2022 Pebble Beach Concours d’Elegance taking place from August 18-21, 2022. FF’s flagship FF 91 EV was available for demo rides and made a special appearance on the Concept Lawn on August 21, 2022.

●	In September 2022, announced the FF 91 Futurist, the Ultimate Intelligent TechLuxury EV, was officially certified to have a robust rating of 381 miles of EV range from the U.S. Environmental Protection Agency.

●

In November, 2022 announced the California Air Resources Board (CARB) has certified the FF 91 Futurist as a zero-emissions vehicle (ZEV). The ZEV program is part of CARB’s Advanced Clean Cars package of coordinated standards that control smog-causing pollutants and greenhouse gas emissions of passenger vehicles in California.

●	In November 2022, announced Production Milestone #6, completion of construction and equipment installation at its Hanford, California manufacturing Facility.

Partnership Program

Acting through FF Global Partners LLC (“FF Global”), in July 2019 certain current and former executives of the Company established an arrangement which they refer to as the “Partnership Program.” FF Global beneficially owns approximately 25.9% of the voting power of the Company’s fully diluted Common Stock. As described below, the Partnership Program provides financial benefits to certain Company directors, management and employees. The Partnership Program is administered by FF Global and is not under the Company’s supervision, and as a consequence the Company cannot be sure that it has all information about the Partnership Program that would be necessary to evaluate or mitigate its impact on the Company’s ability to set and ensure the execution of the Company’s business objectives and strategies.

Purpose of Partnership Program

We have been advised by FF Global that the purpose of the Partnership Program is to help the Company and FF Global succeed, including by helping key Company employees remain aligned with the Company’s mission, interests and economic success, by awarding units representing membership interests in FF Global to such individuals. We have been advised by FF Global that the secretary of FF Global provides recommendations to the FF Global Board of Managers regarding proposed awards based on, among other things:

●	the individual’s position in the Company and/or FF Global,

●	the importance of the individual’s role in the Company and/or FF Global,

●	the individual’s historical contributions to the Company and/or FF Global,

●	the importance of the individual to the achievement of the Company’s and FF Global’s strategic objectives,

●	the individual’s awards under the Company’s employee stock option plan, and

●	the individual’s existing holdings of FF Global units.

Although we have been informed by FF Global that awards under the Partnership Program have in the past been granted exclusively to current or former employees of the Company or its affiliates, we have been advised that FF Global may in the future determine to grant awards to individuals who are not affiliated with the Company. The Company can provide no assurance that awards made by FF Global under the Partnership Program have in the past or will in the future be made according to the guidelines described above.

Because the Board does not have oversight over the Partnership Program, the Company is not able to assess whether awards made by FF Global under the Partnership Program incentivize management and employee behavior and activities that the Company intends to incentivize, or indeed, whether the Partnership Program effectively works against efforts by the Company to manage its workforce. For example, the Special Committee determined that a Company employee who is also a beneficiary under the Partnership Program may have deliberately interfered with the Special Committee’s investigation. Although the Company disciplined this employee, the effectiveness of the Company’s disciplinary efforts may have been counteracted by awards this employee has received or expects to receive under the Partnership Program.

Terms of Awards

FF Global units awarded under the Partnership Program are purchased by the recipient from FF Global. The recipient pays the purchase price for their units in 10 annual installments. The units entitle the recipient to receive distributions from FF Global when and if declared by the FF Global Board of Managers on a pro rata basis in proportion to the unreturned capital contributions of all FF Global members. FF Global units are subject to redemption in certain cases, including upon termination of employment with FF Global or the Company or any of their affiliates, at a redemption price that generally is no lower than the subscription price paid for such FF Global units.

Scope of Partnership Program

FF Global has informed us that to date a total of 34 individuals have received awards under the Partnership Program, that 19 individuals continue to hold such awards, and that all recipients of such awards are current or former directors or employees of the Company or its affiliates. Some of these individuals are or were members of the FF Global Board of Managers. In particular, we understand that:

●	Dr. Carsten Breitfeld, FF’s former Global CEO and a former director of FFIE, was a member of the FF Global Board of Managers until May 2022, and previously held FF Global units. In connection with Dr. Breitfeld’s voluntary resignation from FF Global in May 2022 to avoid any potential conflicts of interest, Dr. Breitfeld forfeited his 13,000,000 FF Global units. On November 26, 2022, the Board voted to remove Dr. Breitfeld as Global CEO and, pursuant to the Corporate Governance Guidelines, is expected to tender his resignation from the Board, which the Board expects to accept immediately.

●	Matthias Aydt, our Senior Vice President, Business Development and Product Definition and a director of FFIE, was a member of the FF Global Board of Managers until June 2022, and previously held FF Global units. According to information provided by Mr. Ruokun Jia, a nephew of Mr. Jia who was formerly an Assistant Treasurer of FFIE but who was terminated for conduct during the Special Committee’s investigation, Dream Sunrise is owned by an associate of him. On June 26, 2019, to finance his acquisition of the FF Global units and his then concurrent loan to FF Global in the original principal amount of $4,257,791.97, Mr. Aydt issued a note in the original principal amount of $4,624,391.97 to Dream Sunrise LLC (“Dream Sunrise”). On August 2, 2021, FF Global paid down its loan obligations to Mr. Aydt by $2,071,721.72, by paying down Mr. Aydt’s loan obligations to Dream Sunrise by the same amount, evidenced by that certain Repayment Agreement, dated as of March 7, 2022, by and among Dream Sunrise, FF Global and Mr. Aydt, an amended and restated note dated as of March 7, 2022 from FF Global to Mr. Aydt in the principal amount of $2,186,070.25 (the “Aydt-FF Global Note”), replacing the prior note issued by FF Global to Mr. Aydt on June 26, 2019 in its entirety, and an amended and restated note dated as of March 7, 2022 from Mr. Aydt to Dream Sunrise in the principal amount of $2,552,670.25 (the “Dream Sunrise-Aydt Note”), replacing the prior note issued by Mr. Aydt to Dream Sunrise on June 26, 2019 in its entirety. In order to avoid any potential conflicts of interest that his ownership of FF Global units presents towards his role as a director of FFIE, in June 2022, Mr. Aydt requested that FF Global redeem in full all of his FF Global units. On July 8, 2022, FF Global, Dream Sunrise and Mr. Aydt entered into an Redemption Agreement, pursuant to which in exchange for FF Global’s redemption in full of all of Mr. Aydt’s FF Global units and in satisfaction of all of FF Global’s then outstanding loan obligations to Mr. Aydt under the Aydt-FF Global Note, other than $87,742.95, which represents interests accrued on $366,600 of the principal amount under the Dream Sunrise-Aydt Note, FF Global assumed all of Mr. Aydt’s then outstanding loan obligations under the Dream Sunrise-Aydt Note. As of the date of this prospectus, the $87,742.95 that Mr. Aydt owes to Dream Sunrise remains outstanding.

●	Qing Ye, director of FFIE and former Vice President of Business Development and FF PAR, previously held FF Global units. On June 26, 2019, to finance his acquisition of the FF Global units and his then concurrent loan to FF Global in the original principal amount of $1,993,009.01, Mr. Ye issued a note in the original principal amount of $2,164,609.01 to Dream Sunrise. On June 13, 2022, FF Global paid down its loan obligations to Mr. Ye by $969,742.08, by paying down Mr. Ye’s loan obligations to Dream Sunrise by the same amount, evidenced by an amended and restated note dated as of June 13, 2022 from FF Global to Mr. Ye in the principal amount of $1,023,266.93 (the “Ye-FF Global Note”), replacing the prior note issued by FF Global to Mr. Ye on June 26, 2019 in its entirety, and an amended and restated note dated as of June 13, 2022 from Mr. Ye to Dream Sunrise in the principal amount of $1,194,866.93 (the “Dream Sunrise-Ye Note”), replacing the prior note issued by Mr. Ye to Dream Sunrise on June 26, 2019 in its entirety. In order to avoid any potential conflicts of interest that his ownership of FF Global units presents towards his role as a director of FFIE, in June 2022, Mr. Ye requested that FF Global redeem in full all of his FF Global units. On June 24, 2022, FF Global, Dream Sunrise and Mr. Ye entered into an Redemption Agreement, pursuant to which in exchange for FF Global’s redemption in full of all of Mr. Ye’s FF Global units and in satisfaction of all of FF Global’s then outstanding loan obligations to Mr. Ye under the Ye-FF Global Note, other than $41,071.17, which represents interests accrued on $171,600 of the principal amount under the Dream Sunrise-Ye Note, FF Global assumed all of Mr. Ye’s then outstanding loan obligations under the Dream Sunrise-Ye Note. As of the date of this prospectus, the $41,071.17 that Mr. Ye owes to Dream Sunrise remains outstanding.

●	Robert Kruse, FF’s former Senior Vice President, Product Execution, previously held 1,500,000 FF Global units.

●	Chui Tin Mok, our Executive Vice President and the Global Head of User Ecosystem, currently holds 780,000 FF Global units. On June 26, 2019, to finance his acquisition of the FF Global units and his then concurrent loan to FF Global in the original principal amount of $2,264,782.96, Mr. Mok issued a note in the original principal amount of $2,459,782.96 to Dream Sunrise. In May 2022, Mr. Mok returned 3,120,000 of his FF Global units to FF Global pursuant to amendments to the governance documents of FF Global. On March 7, 2022, FF Global paid down its loan obligations to Mr. Mok by $1,101,979.63, by paying down Mr. Mok’s loan obligations to Dream Sunrise by the same amount, evidenced by an amended and restated note dated as of March 7, 2022 from FF Global to Mr. Mok in the principal amount of $1,162,803.33, replacing the prior note issued by FF Global to Mr. Mok on June 26, 2019 in its entirety, and an amended and restated note dated as of March 7, 2022 from Mr. Mok to Dream Sunrise in the principal amount of $1,357,803.33, replacing the prior note issued by Mr. Mok to Dream Sunrise on June 26, 2019 in its entirety.

●	Hong Rao, our Vice President of I.A.I. (Internet, Autonomous Driving, Intelligence), currently holds 100,000 FF Global units.

●	In addition to the loans described above with respect to Mr. Aydt and Mr. Ye, a number of our other current and former employees have used funds loaned by Dream Sunrise to fund the purchase of their FF Global units and their concurrent loans to FF Global, including Chui Tin Mok and Jerry Wang.

Moreover, based on information provided by Mr. Xuefeng Chen and FF Global, pursuant to an offer letter between them dated January 20, 2021, Mr. Xuefeng Chen will become an FF Global partner if he subscribes and pays for 5,000,000 FF Global units and 2,500,000 performance-based units at a subscription price currently set at $0.50 per unit (which could be subject to adjustment based on FFIE’s stock price).

FF Technology

Variable Platform Architecture

FF believes one of its core technology competencies is its proprietary Variable Platform Architecture (“VPA”). FF’s VPA is a flexible and adaptable skateboard-like platform featuring a monocoque vehicle structure with integrated chassis and body. The platform directly houses the critical components of an electric vehicle, including all-wheel steering, suspension system, brakes, wheels, electric propulsion system, electronic control units and high voltage battery, among others. Each of these component systems has been engineered in-house or in collaboration with suppliers and has been integrated into the FF vehicle design with a view to strive for optimizing performance, efficient packaging, and functional integration.

As an integrated structure, the skateboard-like platform can be shortened or lengthened to allow various wheelbases and battery pack sizes along with other options to fit into the platform. It is designed to accommodate up to three motors and support single or dual rear motors and a single front motor. The VPA can be configured in front-wheel-drive (“FWD”), rear-wheel-drive (“RWD”) or all-wheel-drive (“AWD”) configurations. The platform enables scalable vehicle design and improves manufacturing flexibility as well as capital efficiency and allows continuous improvement across product generations. It is also designed to reduce development time for future models leveraging the platform, as most of research and development and a significant portion of the crash structure is integrated into the platform and enables 5 star and equivalent safety performance. The modular design of the VPA is adaptable to support a wide range of FF vehicles for both consumer and commercial vehicle markets.

Propulsion Technology

FF has designed an integrated set of powertrain systems ideally suited for FF’s modular VPA. FF believes its proprietary and patented designed electric powertrain provides a competitive edge in horsepower, efficiency, and acceleration performance.

FF Echelon Inverter

The inverter in FF’s electric vehicle powertrain governs the flow of high-voltage electrical current throughout the vehicle and serves to power the electric motor, generating torque while driving and delivering energy into the battery pack while braking. The inverter converts direct current from the battery pack into alternating current to drive the permanent magnet motors and provides “regenerative braking” functionality, which captures energy from braking to charge the battery pack. The primary technological advantages of FF’s designs include the ability to drive large amounts of current in a small, physical package with high efficiency and low cost (low inverter losses to provide 98% of inverter efficiency) utilizing patented parallel IGBT technology and can achieve high torque accuracy with fast transient response. The inverter can achieve high reliability due to tab bonds in the high current path. The monitoring system is integrated into the inverter to provide enhanced safety. The patented FF Echelon Inverter is designed to have high power in a compact light weight package with high reliability and durability and can support multiple motor configurations.

Integrated Electric Motor Drive Units

FF designed its electric motor drive units (including gearbox). The electric drive units are fully integrated with the inverter, transmission, and control unit to create a compact and efficient design. The FF designed drive units have low noise and vibration that can greatly improve driving experience. Depending on the power requirements of each model, the motors can be utilized individually or in two or three motor configurations. The FF 91 Futurist, equipped with three integrated electric drive units (each is designed to deliver up to 350 horsepower), is expected to deliver 1,050 horsepower and 12,510 Newton meters (“Nm”) of torque. FF believes its electric drive unit design is ahead of many of its competitors in terms of performance because of its proprietary, advanced packaging, stator-rotor design, and unique inverter layout.

Internet, Autonomous Driving, and Intelligence (“I.A.I.”)

FF utilizes an industry-leading automotive grade dual-chip computing system running the Android Automotive operating system. FF’s I.A.I system is built on an enhanced Android Automotive code base and is upgraded with each release of Google’s platform. FF’s vehicles are designed with software OTA capabilities, which allow software and applications in the vehicle to be updated and upgraded wirelessly to deliver continuous enhancements. The vehicle is designed to be connected to FF’s information cloud at all times. When there is a firmware or software update available, FF’s cloud will push an update message to the vehicle to notify the driver to schedule an update. Upgrades will be wirelessly downloaded to the vehicle, installed, and launched, including updates for firmware, operating systems, middleware, and applications. FF’s patented Future OS operating system allows multiple users to login through FF 91, preparing user’s preferences per their cloud based FFID profiles.

For autonomous driving, FF’s Level 3 autonomous driving-ready system (“ADAS”) will deliver multiple ADAS features through a combination of FF’s own as well as industry partners’ applications. FF plans to devote resources to autonomous driving research and development and plans to work with partners to deliver full autonomous-driving capabilities in highway and urban driving, as well as parking, across its vehicle lines in the future.

FF’s Artificial Intelligence system can actively learn preferences, habits, entertainment, and navigation routines of a user, and associates them with the user’s unique FFID (FF proprietary user ID). FFID provides a unique FF user profile that ensures a consistent experience across the FF Ecosystem, as the user goes from one seat to another or even from one vehicle to another. The seamless design and interface of the in-vehicle infotainment system planned in FF vehicles will offer multiple human-machine interface (“HMI”) options and facilitate a personalized user experience for each seat in the vehicle. The enhanced user experience platform powered by Android enables seamless access to third party applications. FF’s patented Intelligent Aggregation Engine can pull content from multiple video applications and displays content in a single area, removing the need to access multiple applications. The Intelligent Recommendation Engine that may be integrated in certain FF series learns each passenger or driver’s digital media preferences across multiple video applications and provide personalized recommendations. The User Recognition function is embedded in each seat through facial or voice recognition, to deliver a suite of personalized content and preferences.

Electrical/ Electronic (“E/E”) Architecture

FF has designed the first generation of FF vehicle series (FF 91) with a domain-centralized E/E architecture, which enables architecture flexibility and maximizes performance efficiency while meaningfully reducing the overall system complexity and weight. The domain-centralized E/E architecture will consolidate the domain functions across five core high-performance domain control units (“DCU”) that manage, compute, and process controls for propulsion, chassis, self-driving, body, and IoV (Internet of Vehicle - connected infotainment system). The E/E architecture of FF’s variable platform architecture is designed with the capacity to support the power and communication requirements necessary for seamless integration with advanced autonomous systems as they evolve. All of FF’s DCUs will support OTA updates and data collection.

FF Products

FF has developed an extensive portfolio of proprietary technologies that will be embedded and integrated in FF vehicles. FF’s B2C passenger vehicle launch pipeline over the next five years includes FF 91 series, FF 81 series and FF 71 series. In addition to passenger vehicles, leveraging its VPA, FF plans to launch a Smart Last Mile Delivery (“SLMD”) vehicle to address the high growth last mile delivery opportunity.

Passenger Vehicles

Each of the three passenger vehicle series is planned in two different configurations. All passenger vehicles will share common brand “DNA” of:

●	Intelligence, Internet and connectivity;

●	modern design: styling;

●	superior driving experience: leading power, performance, and driving range; and

●	personalized user experience: space, comfort, and internet experience.

The flagship FF 91 series will define the FF brand DNA. This DNA will carry over to FF 81 and FF 71 series. At the top end, the Futurist configurations of each of these series will be designed to push the core brand values to the maximum. With this brand DNA, FF believes its products will be ahead of competition in their respective segments in terms of design, driving experience, interior comfort, connectivity, and user experience.

FF 91

With a wheelbase of 3,200 mm (126 inches), FF 91, FF’s flagship vehicle, is designed to be a high-performance luxury electric vehicle in the E-segment/Executive/Full-Size or F-segment/Full-size luxury vehicle segment. Based on certain management assumptions, including the availability of new funds beginning in December 2022, suppliers meeting their commitments on program deliverables including parts, and timely and successful certification testing, FF previously expected deliveries of the FF 91 series to begin in the fourth quarter of 2022. However, in light of its delayed timing in securing funding commitments needed to fund its projected use of cash, FF no longer expects to begin deliveries of the FF 91 in the fourth quarter of 2022. The timing of first deliveries of FF 91 vehicles is uncertain and is not expected to occur in 2022 and remains subject to various conditions, many of which are outside of FF’s control, including the timing, size, and availability of additional financing as well as the implementation and effectiveness of FF’s headcount reductions and other expense reduction and payment delay measures. It is also subject to suppliers meeting their commitments on program deliverables including parts, and timely and successful certification testing. Please refer to “Risk Factors - Risks Related to FF’s Business and Industry—FF’s vehicles are in development and the delivery of FF’s first vehicle has experienced, and may continue to experience, significant delays” for a discussion on risks and uncertainties related to the expected launch.

FF believes that FF 91 represents a “new species” of electric mobility that combines high performance, precise handling, the comfort of a luxury passenger vehicle, and an intelligent, connected user interface which provides a unique mobility experience to both driver and passenger. It leverages FF’s proprietary VPA, which is a skateboard-like platform structure designed and engineered in-house. This integrated platform provides measurable improvements in overall vehicle structural performance, safety, and handling. FF 91 features a multi-motor configuration and an all-wheel drive system. With three electric motors (one in the front and two in the rear), the top configuration (the FF 91 Futurist) is designed to produce 1,050 horsepower and 12,510 Nm of torque to all four wheels. This enables the FF 91 Futurist to have torque vectoring in the rear for enhanced vehicle dynamics and stability. Its all-wheel drive system offers greater traction control as well as precise power distribution. This technology delivers superior acceleration and safety.

The variable platform architecture for FF 91 series houses floor-mounted batteries, as well as FF’s proprietary inverter, the FF Echelon Inverter, and integrated electric motor drive units. FF 91 is expected to charge at up to a 200kW rate. FF plans to provide charging solutions available through FF’s self-owned stores and FF Partner-owned stores and showrooms.

The FF 91 aims to deliver a top-quality experience that emphasizes personalization and comfort for all users of the vehicle, including both driver and passengers. In terms of driver comfort, there are six driver-specific screens including an ultra-large heads-up display and slim instrument cluster. The center information display supports on-screen gesturing with the swipe of a user’s fingers. The reconfigurable 3D touch steering wheel can allow further user configurability. The FF 91 is a connected device that has a voice-first user interface as well as an open ecosystem for third-party applications and offers an immersive audio, video, and media experience. There are over 100 inches of high-resolution viewing area across 11 displays embedded in the vehicle. These include industry’s first 17-inch front passenger screen and a large 27-inch rear passenger display, allowing passengers to stream their favorite movies, TV shows and live sports while the FF 91 is in motion without driver distraction. The voice-first foundation enables multiple natural commands at once, facilitating the areas of comfort (including air conditioning, seat positions, and doors), productivity (including text, email, and phone calls), entertainment (including media playlists and content search) and destination reaching (including refined search and navigation). The connectivity is powered by “Super Mobile AP”, which consists of up to three 5G modems to realize aggregated high internet speed and great coverage by multiple carriers for high-throughput and continuous coverage. The Artificial Intelligence system and use of FFID (automatically loaded through facial recognition in each seat) carry the personalized user experience from seat-to-seat and vehicle-to-vehicle. The front and rear passengers will have (post launch) individual sound zones, which allow passengers in the front and passengers in the rear to listen to their separate audio content with minimal sound interference. The luxury interior design of the FF 91 Futurist also features “zero gravity” seats in the rear row (with industry leading 48.9 inches rear leg room and 60-degree recline). The vehicle will also offer a spa mode with personalized seat position, ventilation, massage settings, light animations, and ambient sound.

For autonomous driving, FF 91 is expected to have an array of cameras, sensors and LIDARs. Once an autonomous driving software solution is validated and released, FF anticipates that its autonomous driving system will deliver several highway autonomy and parking features, and through continuous learning over time, will enable Autonomous Valet Parking (“AVP”) - where the vehicle can autonomously navigate a parking lot, find a parking space and park itself. Eventually, the adaptive learning could allow the driver to use an application to park and summon the vehicle after the driver has exited the vehicle.

FF 91 will feature an SAE Level 3 capable autonomous driving system that will deliver multiple ADAS features through a combination of FF’s own as well as partners’ applications. FF plans to devote resources to autonomous driving research and development and plans to work with partners to deliver full autonomous-driving capabilities in highway and urban driving, as well as parking, across its vehicle lines in the future.

FF 91 Futurist currently has an estimated starting price of $180,000 (specific pricing to be refined and finalized closer to time of delivery of each vehicle).

FF 81

The FF 81 series is FF’s planned second vehicle model and is aimed at the premium mass market in the D-segment or E-segment. The FF 81 will be designed and built on FF’s proprietary VPA enabling more than 60% carry-over of common parts from the FF 91. In addition, parts developed for the FF 81 can be carried back to FF 91 series. The large number of common parts shared across vehicle models creates economics of scale and reduces costs.

The FF 81 aims to deliver a premium user experience that emphasizes personalization. The FF 81 is planned with high-performance computing and next generation connectivity with a voice-first user interface and open ecosystem for third-party applications. It also has integrated, autonomous driving features and the pertinent hardware capability, including cameras, radars, ultrasound sensors, and optional LIDAR(s).

FF 81 Futurist is expected to compete with vehicles such as the Tesla Models S/X, BMW X5 and Range Rover Sport, etc.

FF 71

FF’s third planned passenger vehicle, the FF 71 series, is expected to be a connected electric vehicle with a more compact size aiming at the mass market in the C-segment or D-segment. The FF 71 will be designed to integrate full connectivity and advanced technology into a smaller vehicle size. As FF is currently focusing on the development of the FF 91 and the FF 81, FF does not expect to start design and development of the FF 71 until 2023 and plans to launch the FF 71 Futurist configuration in 2025, assuming that sufficient funding is secured in a timely manner.

FF 71 Futurist is expected to compete with vehicles such as the Porsche Macan, BMW X3, and Jaguar I-Pace.

Commercial Vehicles

Smart Last Mile Delivery (“SLMD”)

FF plans to provide purpose-built Smart Last Mile Delivery vehicles by leveraging its proprietary technologies developed for FF’s passenger vehicles, to build tailored SLMD configurations to meet the exact customer needs, whether for fleet provider or last mile delivery divisions, while reducing development time and costs.

FF’s technical solutions for advanced connectivity and user experience are well-suited to the SLMD market, where rapid growth is fueling demand for increasingly sophisticated solutions and features. Such features may include:

●	Advanced connectivity and telematics for next-gen fleet management;

●	OTA upgrade capability;

●	Third party application integration on touch screen display;

●	Surround view cameras for improved visibility; and

●	Equipped with Level 3 ready autonomy and ready-for-future capabilities.

SLMD’s adaptive modular design enables additional use cases (utilities, tradesmen, and others) with minimal additional time or investment.

Manufacturing Strategy

FF plans to build FF 91 series vehicles in its manufacturing facility in Hanford, California with a projected annual capacity of 10,000 vehicles. FF will conduct operations similar to traditional vehicle manufacturing facilities such as body assembly, paint operations, final vehicle assembly, and end-of-line testing for FF 91 in the Hanford manufacturing facility. FF intends for its vehicle engineering and manufacturing teams to work alongside one another to streamline the feedback loop for rapid product enhancements and quality improvement and will extensively utilize virtual manufacturing simulation methods to validate operations and improve the manufacturing processes.

For additional capacity for production of the FF 91 (i.e., exceeding 10,000 vehicles annually), FF can expand production operations in Hanford or seek capacity expansion elsewhere. For the FF 81, FF plans to outsource direct vehicle production to its contract manufacturing partner in South Korea, as FF believes outsourcing will reduce capital investment and accelerate its go-to-market strategy for launching the FF 81, while providing the benefit of flexibility to scale volume to match demand level. FF may outsource the production of the FF 71 to its contract manufacturing partner in South Korea or a manufacturing partner in China or elsewhere. These plans align with FF’s hybrid, flexible manufacturing strategy. For more information about FF’s manufacturing facility, see the discussion below under the heading “Facilities.” For more information about FF’s contract manufacturing and supply agreement with Myoung Shin in South Korea, see the discussion below under the heading “Key Agreements and Partnerships.”

Sales, Delivery, and Servicing of Vehicle

As of the date hereof, FF has not yet sold any electric vehicles. FF plans to adopt a direct sales model that utilizes a mix of online and offline presence to drive sales. FF’s offline sales network will consist of FF experience centers and FF Partner-owned experience centers. The self-operated experience centers are expected to establish FF brand awareness, while the FF Partner-owned experience centers are expected to expand the sales and distribution network without substantial capital investment by FF.

FF recently announced that its first flagship experience center will be located in Beverly Hills, California, and that the Company is currently looking for a second U.S. location. FF expects to open other Company-operated experience centers in the U.S. and China. These locations will operate as experiential showrooms for FF’s electric vehicle models and will provide sales, aftersales, and charging services. The FF Partner-owned stores and showrooms will support FF’s online-to-offline sales model, vehicle delivery, charging service and other user operations.

All purchase transactions will be processed online through FF’s website or mobile apps, while FF Partners will support the process (including demonstration drives and providing vehicle information) and receive compensation based on a revenue sharing model and territory and/or services performed. Users accessing FF.com can directly purchase the vehicle online and can choose their closest FF experience centers or FF Partner-operated experience centers and showroom for support. Customers going to an FF Partner-operated experience centers will be supported by staff and directed to FF.com for purchasing. FF believes that once the reputation of FF’s vehicles has been established and users are familiar with FF vehicles, an increasing share of the vehicle sales process is likely to be completed fully online. This will further free up offline capacity and potentially increase productivity for FF’s Partner-operated experience centers. As FF will oversee delivery of the vehicles, both FF stores and FF Partner-operated experience centers and showrooms will be able to run their operations in an asset-light fashion.

The FF Partner-owned experience centers and showrooms will be the prioritized network for servicing FF’s vehicles, which may include repair, maintenance, and bodywork services. FF will also contract with select third-party service centers to ensure coverage and will deploy mobile service vans based on user demand. To ramp up its service capabilities, FF U.S., FF’s primary U.S. operating subsidiary, has engaged Somit Solutions and plans to engage Cox Automotive to support the FF After-sales Systems and Operations. Somit Solutions will develop the underlying systems required to support all after-sales elements, such as warranty, parts catalog, repair manual systems. Cox Automotive will support FF after-sales operations, such as roadside assistance, towing logistics, as well as leveraging Cox’s extensive service center network. Additionally, FF users will benefit from FF’s connected remote service platform that can address a majority of service issues, perform remote diagnosis and OTA updates, perform artificial intelligence and predictive maintenance, and will be able to offer real-time service and repair status update to vehicle users.

FF Suppliers

FF has partnered with reputable suppliers in North America, Europe, and Asia. FF has selected and on-boarded suppliers for all critical parts for the FF 91. FF aims to obtain systems, components, raw materials, parts, manufacturing equipment, and other supplies and services from suppliers which FF believes to be reputable and reliable.

Intellectual Property

FF has significant capabilities in the areas of vehicle engineering, development and design, and has developed a number of proprietary systems and technologies. As of November 17, 2022, FF has been granted approximately 650 patents (with approximately a third issued in the U.S., slightly less than two-thirds issued in China, and the remaining issued in other jurisdictions). These patents are issued to various FFIE entities, including Faraday Future, Faraday & Future, FF Automotive (China) Co., Ltd., Leka Automotive Intelligent Technology (Beijing) Co., Ltd., and LeEco Eco-Car (Zhejiang) Co., Ltd. FF intends to continue to file additional patent applications with respect to its technology. FF’s patented technology covers UI/UX, powertrain, ADAS, body, hardware/software platform and chassis. Key patents include FF’s inverter assembly, integrated drive and motor assemblies, methods and apparatus for generating current commands for an interior permanent magnet (“IPM”) motor and seamless vehicle access system. These key patents will expire in 2035 or 2036.

Key Agreements and Partnerships

Strategic Partnership with Myoung Shin, South Korea

In February 2022, FF U.S. entered into a definitive contract manufacturing and supply agreement with Myoung Shin Co., Ltd. (“Myoung Shin”), a South Korea-based automotive manufacturer and parts supplier, to manufacture the Company’s second vehicle, the FF 81. The agreement has an initial term of nine years from the start of production of the FF 81, which is scheduled for as early as 2024. Pursuant to the agreement, Myoung Shin shall maintain sufficient manufacturing capabilities and capacity to supply FF 81 vehicles to FF in accordance with the Company’s forecasts and purchase orders. FF and Myoung Shin will each manufacture and supply certain FF 81 parts that Myoung Shin will use in the manufacture and assembly of FF 81 vehicles.

Potential Partnership with Geely Holding

In December 2020, FF U.S. entered into a non-binding memorandum of understanding with Zhejiang Geely Holding Group Co., Ltd. (“Geely Holding”), who was also a subscriber in the Private Placement, pursuant to which the parties contemplate a strategic cooperation in various areas including engineering, technology, supply chain, and contract manufacturing.

In January 2021, Legacy FF, FF Automotive (Zhuhai) Co., Ltd. and FF Hong Kong Holding Limited entered into a cooperation framework agreement with Zhejiang Geely Holding Group Co., Ltd. pursuant to which Geely Holding agreed to explore the possibility of joint investment in the technology licensing, contract manufacturing and joint venture with FF and the city, as well as to pursue the possibility of further business cooperation with the joint venture. The joint venture and contract manufacturing projects with Geely Holding are on hold, but the Company is pursuing discussions with other potential partners, including entering into a non-binding framework agreement with a local government in China to explore the possibility of establishing FF’s China headquarters and manufacturing capabilities within the jurisdiction of the local government, as well as to pursue other potential business cooperation including a potential joint venture. FF believes that a strategic partnership, if successfully entered into, will benefit the implementation of FF’s dual-home market strategy in China

On September 7, 2021, the Company paid Liankong, a subsidiary of Geely Holding, which is also a subscriber in the PIPE Financing, in accordance with the Intellectual Property License Agreement dated January 11, 2021, as supplemented on September 7, 2021, a one-time amount of $50.0 million for a non-exclusive, perpetual, irrevocable, and sublicensable license to use a platform, the Geely License, owned by Liankong. The Geely platform is an electric automotive chassis that the Company plans to use in the development and production of future electric vehicle models.

After-Sales and Service

FF U.S. has engaged Somit Solutions to support developing the underlying after-sales Service Systems (U.S. and China), plans to engage Cox Automotive to support Aftersales Operations (U.S. only), as has engaged SalesForce (US only) to launch and service the FF 91 in compliance with governmental agencies and to support Critical Path to deliver and service the first FF 91, in alignment with the Company’s user journeys.

Facilities

FF leases all of its facilities. The following table sets forth the location, approximate size, primary use and lease term of FF’s major facilities:

Location	Approximate Size (Building) in Square Feet	Primary Use	Lease Expiration Date
Gardena, California	146,765	Global headquarters, research and development, office	April 30, 2027
Hanford, California	1,100,000	Manufacturing	December 31, 2027
Beverly Hills, California	10,511	Retail	August 31, 2032
San Jose, California	30,260	Office	March 31, 2025
Beijing, China	31,653	Administrative services, research and development, strategic planning	December 14, 2022
Shanghai, China	2,799	Administrative services, research and development, strategic planning	July 19, 2023
Shanghai, China	16,458	Administrative services, research and development, strategic planning	July 15, 2027

FF is refurbishing the Hanford manufacturing facility. The facility is planned to have a body shop, a paint shop, component manufacturing and an assembly line. The Hanford manufacturing facility is approximately 1.1 million square feet and, once it is built out, is expected to have the capacity to support a production of 10,000 vehicles per year.

Employees

As of November 17, 2022, FF had 691 employees globally. A majority of FF’s employees are engaged in research and development and related engineering, manufacturing, and supply chain functions. To preserve its current cash position, FF may implement additional headcount reductions, taking into account FF’s financial condition and market conditions.

In the future, FF may ramp up additional hiring efforts for its targeted vehicle production and delivery. FF’s targeted hires typically have significant experience working for reputable OEMs, software, internet, consumer electronics and artificial intelligence companies, as well as tier-one automotive suppliers and engineering firms. FF has not experienced any work stoppages and considers its relationship with its employees to be good. None of FF’s employees are subject to a collective bargaining agreement or represented by a labor union.

The FF team is composed of experienced talent from a variety of industry backgrounds and nationalities with a common goal of creating highly innovative and unique products. FF’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating existing and additional employees. FF is committed to the principle of ESG and is committed to building a safer, cleaner world. We have a diverse workforce and are committed to maintaining the highest standards of ethics and behavior.

Governmental Regulations, Programs and Incentives

FF operates in an industry that is subject to extensive environmental regulation, which has become more stringent over time. The laws and regulations to which FF is subject govern, among others, vehicle emissions and the storage, handling, treatment, transportation and disposal of hazardous materials and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, provincial and local level is critical to FF’s ability to continue its operations.

Environmental standards applicable to FF are established by the laws and regulations of the countries in which FF operates, standards adopted by regulatory agencies and the permits and licenses issued to FF. Each of these sources is subject to periodic modifications and comprise what FF anticipates will be increasingly stringent requirements. Violations of these laws, regulations or permits and licenses may result in substantial administrative, civil or even criminal fines, penalties and orders to cease any violating operations or to conduct or pay for corrective work. In some instances, violations may also result in the suspension or revocation of permits or licenses.

Vehicle Safety and Testing Regulation

FF vehicles will be subject to, and must comply with, numerous regulatory requirements established by the National Highway Traffic Safety Administration (“NHTSA”), including all applicable U.S. Federal Motor Vehicle Safety Standards (“FMVSS”). As a manufacturer, FF must self-certify that its vehicles meet all applicable FMVSSs before the vehicles are sold in the U.S. There are many FMVSSs that will apply to FF vehicles, such as crash-worthiness requirements, crash avoidance requirements and electric vehicle requirements (i.e., limitations on electrolyte spillage, battery retention and avoidance of electric shock after certain crash tests). FF’s future vehicles must fully comply with all applicable FMVSSs. Additionally, there are regulatory changes being considered for several FMVSSs, and FF must comply with all such FMVSS regulations.

In addition to FMVSS, FF will also be required to comply with other federal laws administered by NHTSA, including the Corporate Average Fuel Economy (“CAFE”) standards, Theft Prevention Act requirements, consumer information labeling requirements, early warning reporting requirements regarding warranty claims, field reports, death and injury reports and foreign recalls and owners’ manual requirements. FF must also comply with the Automobile Information and Disclosure Act, which requires manufacturers of motor vehicles to disclose certain information regarding the manufacturer’s suggested retail price, optional equipment and pricing. Further, this law allows inclusion of city and highway range ratings, as determined by EPA, as well as crash test ratings as determined by NHTSA.

FF vehicles sold outside of the U.S. will be subject to similar foreign safety, environmental, and other regulations. If those regulations and standards are different from those applicable in the U.S., FF will redesign and/or retest its vehicles. For example, the European Union (“E.U.”) has established new approval and oversight rules requiring that a national authority certify compliance with heightened safety rules, emissions limits and production requirements before vehicles can be sold in each E.U. member state, the initial of which rules were rolled out on September 1, 2020, and there is also regulatory uncertainty regarding how these rules will impact sales in the United Kingdom given its recent withdrawal from the E.U. These changes could impact the rollout of new vehicle features in Europe. FF vehicles sold in China will be subject to compulsory product certification by certification authorities designated by the State Certification and Accreditation Administration Committee. Additionally, for FF vehicles to be approved for manufacture and sale in China, FF vehicles will need to be added to the Announcement of Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology (“MIIT”) of China, by showing compliance with the relevant safety and technical requirements and other conditions, including among others, the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products and the Administrative Rules on the Admission of Passenger Vehicles Manufacturer and Products, and passing the review by the MIIT.

Battery Safety and Testing Regulations

FF’s battery packs must conform to mandatory regulations governing the transport of “dangerous goods” that may present a risk in transportation, which includes lithium-ion batteries, and are subject to regulations issued by the Pipeline and Hazardous Materials Safety Administration. (“PHMSA”). These regulations are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations and related UN Manual Tests and Criteria. The regulations vary by mode of transportation when these items are shipped, such as by ocean vessel, rail, truck, or air. FF will complete the applicable transportation tests for its battery packs, demonstrating its compliance with applicable regulations. FF uses lithium-ion cells in its high-voltage battery packs. The use, storage and disposal of FF’s battery packs is regulated under federal law. FF will enter into agreements with third-party battery recycling companies to recycle FF’s battery packs.

Environmental Credits

In connection with the production, delivery, and placement into service of FF’s zero-emission vehicles, FF may earn tradable credits under certain governmental programs designed to incentivize such activities. FF may sell FF future credits to automotive companies and other regulated entities who can use the credits to comply with emission standards and other regulatory requirements. Under the Environmental Protection Agency’s Light-Duty Vehicle Greenhouse Gas Emissions Standards, FF may generate carbon dioxide emissions credits that can be sold to conventional internal combustion engine vehicle manufacturers. On December 30, 2021, EPA issued new greenhouse gas emissions standards for model years 2023-2026 light duty vehicles that accelerates the annual year-over-year increase in the stringency of the standards from 1.5% to 5-10%. These standards include carbon dioxide emission credit multipliers for the sale of electric vehicles, and EPA predicts that the standards will result in electric and plug-in hybrid vehicles having a market share of approximately 17% by model year 2026. Similarly, on August 25, 2022, the California Air Resources Board approved the Advanced Clean Cars II rule, which amends California’s existing Zero Emission Vehicle Regulation to require an increasing number of zero-emission vehicles starting with model year 2026 and growing to a 100% transition of light duty passenger vehicles to electric vehicles by model year 2035. Under both federal and California regulations, FF may earn salable regulatory credits as vehicle manufacturers are required to meet annual emissions or zero-emissions vehicle sales requirements or purchase commensurate offset credits. FF may also earn similar fuel economy and clean fuels credits under other regulatory regimes in the U.S. and abroad.

EPA Emissions and Certification

The U.S. Clean Air Act requires that FF obtain a Certificate of Conformity issued by the U.S. Environmental Protection Agency (“EPA”) or a California Executive Order issued by the California Air Resources Board (“CARB”) certifying that FF vehicles comply with all applicable emissions requirements. A Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act’s standards. A CARB Executive Order is required for vehicles sold in states that have adopted California’s stricter standards for emissions controls related to new vehicles and engines sold in such states. States that have adopted the California standards as approved by EPA also recognize the CARB Executive Order for sales of vehicles. In addition to California, there are 17 other states that have either adopted or are in the process of adopting the stricter California standards, including New York, Massachusetts, Vermont, Maine, Pennsylvania, Connecticut, Rhode Island, Washington, Oregon, New Jersey, Maryland, Virginia, Delaware, Colorado, Minnesota, Nevada, Virginia, and New Mexico. FF recently achieved CARB certification for the FF 91.

Regulation - Self Driving

There are no federal U.S. regulations pertaining to the safety of self-driving vehicles; however, the NHTSA has established recommended guidelines. Certain U.S. states have legal restrictions on self-driving vehicles, and many other states are considering them. This patchwork of licensing requirements increases the legal complexity for FF’s vehicles. In Europe, certain vehicle safety regulations apply to self-driving braking and steering systems, and certain treaties also restrict the legality of certain higher levels of self-driving vehicles. Self-driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the U.S. and foreign countries, and may create restrictions on self-driving features that FF develops.

Automobile Manufacturer and Dealer Regulation

U.S. state laws regulate the manufacture, distribution and sale of automobiles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state. FF will need to secure dealer licenses (or their equivalent) and engage in sales activities for its self-operated experience centers and service centers, while partners in certain states will support by providing services via partner-owned experience centers and showrooms. FF U.S. has received its dealer license from the State of California and is able to sell automobiles across the U.S.

In China, automobile suppliers and dealers are required to receive a business license and file and update the relevant information through the information management system for the national automobile circulation operated by the competent commerce department in China. Additionally, according to the Administrative Measures on Automobile Sales, automobile suppliers and dealers shall sell automobiles, spare parts, and other related products that are in compliance with relevant provisions and standards of the state, and the dealers shall, in an appropriate manner, expressly indicate the prices of automobiles, spare parts, and other related products as well as the rates of charges for various services on their business premises, and shall not sell products at higher prices or charge other fees without express indication.

Competition

FF has experienced, and expects to continue to experience, intense competition from several companies, particularly as the transportation sector increasingly shifts towards low-emission, zero-emission, or carbon neutral solutions. Many established and new automobile manufacturers have entered or have announced plans to enter the alternative fuel and electric vehicle market. Many major automobile manufacturers, such as Tesla, Porsche, Mercedes, and Audi, have electric vehicles available today. Other current and prospective automobile manufacturers are also developing electric vehicles, for example Nio, xPeng, Li Auto, Lucid Motors, Canoo and Fisker, among others. In addition, several manufacturers offer hybrid vehicles, including plug-in versions. FF directly competes with other pure-play electric vehicle companies targeting the high-end segment, while also competing to a lesser extent with new energy vehicles (“NEVs”) and internal combustion engine (“ICE”) vehicles in the mid to high-end segment offered by traditional OEMs. FF believes the primary competitive factors in the electric vehicle market include, but are not limited to:

●	pricing;

●	technological innovation;

●	vehicle performance, quality, and safety;

●	space, comfort, and user experience;

●	service and charging options;

●	design, styling, and interior materials; and

●	manufacturing efficiency.

FF believes that it will compete favorably with its competitors on the basis of these factors. However, most of FF’s current and potential competitors have greater financial, technical, supply chain, manufacturing, marketing, and other resources than FF. They may be able to deploy greater resources to the design, development, manufacturing, supply chain, distribution, promotion, sales, marketing, and support of their electric vehicles. Additionally, FF’s competitors may also have greater name recognition, longer operating histories, lower cost of materials, larger sales forces, broader customer and industry relationships, and other resources than FF does.

Legal Proceedings

From time to time, FF may become involved in legal proceedings arising in the ordinary course of business. In the past, FF has been involved in litigation with contractors and suppliers when FF failed to make overdue payments due to cash constraints FF faced, certain of which were settled through the Vendor Trust FF established on April 29, 2019. In exchange for contributing accounts receivable to the Vendor Trust, the participating vendors were required to refrain from bringing legal claims regarding any overdue payment and forbear from exercising remedies on any payables tendered to and accepted by the Vendor Trust. FF’s suppliers and contractors holding aggregate past due payables of approximately $116.1 million contributed payables to the Vendor Trust in exchange for interests in the Vendor Trust. Certain FF suppliers and contractors also ultimately received interests in the Vendor Trust related to approximately $8.4 million of purchase orders for goods and services to be provided in the future. During September and October 2020, FF paid an aggregate of $4.5 million to the Vendor Trust, thus reducing the aggregate past due principal payables and purchase orders held by the Vendor Trust to approximately $136.6 million. In the fourth quarter of 2020, the Vendor Trust agreed to amend the agreement governing the satisfaction of interests in the Vendor Trust to permit the conversion of the interests in the Vendor Trust to equity interests in PSAC in connection with the Business Combination. In June 2021, FF and the Vendor Trust further agreed to allow the holders of interests in the Vendor Trust to elect to receive up to $10.0 million in cash in the aggregate upon closing of the Business Combination, which would reduce on a dollar-for-dollar basis the number of equity interests to be issued to such holders in satisfaction of their interests in the Vendor Trust. Fifty-three (53) of the holders of interests in the Vendor Trust elected to participate in the $10.0 million cash distribution at the closing of the Business Combination, and the remaining interests in the Vendor Trust were settled through the conversion of interests into Class A Common Stock and payment of cash at the closing of the Business Combination.

Additionally, FF’s PRC Subsidiaries are involved in 32 proceedings or disputes in China in which PRC Subsidiaries are defendant and one dispute in which a PRC entity is a plaintiff and has received a prevailing judgment. Substantially all of the claims arose out of those subsidiaries’ ordinary course of business, involving lease contract, third-party suppliers or vendors, or labor disputes. The amounts claimed by the parties in the disputes involving FF’s PRC Subsidiaries, and accrued penalties thereof, are approximately $11.4 million.

On December 23, 2021, a putative class action lawsuit alleging violations of the Securities Exchange Act of 1934 was filed in the United States District Court, Central District of California, against the Company and its current Chief Executive Officer, its current Chief Financial Officer, its current Chief Product and User Ecosystem Officer, as well as the CFO of Legacy FF, and the Co-CEOs of PSAC (the “Putative Class Action”). On March 7, 2022, the following individuals were appointed as Lead Plaintiffs: Byambadorj Nomin, Hao Guojun, Peihao Wang and Shentao Ye. On the same date, Wolf Haldenstein and Pomerantz LLP were appointed as Co-Lead Counsel. Lead Plaintiffs filed an amended complaint on May 6, 2022. On July 5, 2022, the defendants filed a motion to dismiss the amended complaint. Following briefing by the parties and a hearing on the motion, on October 20, 2022, the District Court issued its decision, denying in part and granting in part the Company’s motion to dismiss. The court found, among other things, that the plaintiffs had sufficiently pled a claim for violation of Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934 with respect to certain statements made in 2021 concerning Legacy FF’s receipt of 14,000 reservations for the FF 91 vehicle. The District Court also found, however, that the plaintiffs had failed to sufficiently plead a claim with respect to statements made concerning the expected schedule for the launch of the FF 91 vehicle. The District Court’s dismissal was without prejudice and leave to amend the complaint was granted, and plaintiffs’ current deadline to file an amended complaint is January 6, 2023. The Company continues to claim the suit is without merit and has stated an intention to vigorously defend the suit. Given the early stages of the legal proceedings, it is not possible to predict the outcome of the claims.

On March 8 and March 21, 2022, putative derivative lawsuits alleging violations of the Securities Exchange Act of 1934 and various common law claims were filed in the United States District Court, Central District of California. On April 8, 2022, these two derivative lawsuits were consolidated. On May 24, 2022, the consolidated derivative actions were stayed pending resolution of a motion to dismiss in the Putative Class Action. Additionally, on April 11 and 25, 2022, putative derivative lawsuits alleging violations of the Securities Exchange Act of 1934 and various common law claims were filed in the United States District Court, District of Delaware. These lawsuits purport to assert claims on behalf of the Company against numerous current and former officers and directors of the Company. Also, on June 14, 2022, a verified stockholder class action complaint was filed in the Court of Chancery of the State of Delaware against, among others, the Company, its current Global CEO, its former CFO and its current Chief Product and User Ecosystem Officer alleging breaches of fiduciary duties (discussed further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”). On September 19, 2022, a verified complaint was filed in the Court of Chancery of the State of Delaware against FFIE seeking to compel an annual meeting of stockholders. Lastly, on September 21, 2022, a verified stockholder class action complaint was filed in the Court of Chancery of the State of Delaware against, among others, FFIE, the Co-CEOs and independent directors of PSAC, and certain third-party advisors to PSAC, alleging breaches of fiduciary duties, and aiding and abetting the alleged breaches, in connection with disclosures and stockholder voting leading up to the Business Combination. Given the early stages of the legal proceedings, it is not possible to predict the outcome of the claims.

Additionally, on September 19, 2022, FF Global, an indirect stockholder of FFIE, filed a lawsuit in the Chancery Court of the State of Delaware against FFIE, seeking the removal of Ms. Susan Swenson and Mr. Brian Krolicki from the Board. On September 27, 2022, the case was dismissed without prejudice pursuant to the Heads of Agreement. Shortly following the execution of the Heads of Agreement, FF Global began making additional demands of the Company which were beyond the scope of the terms contemplated by the Heads of Agreement and pertained to, among other things, the Company’s management reporting lines and certain governance matters. On September 30, 2022, FF Global alleged that the Company was in material breach of the spirit of the Heads of Agreement. The Company believes it is in full compliance with the Heads of Agreement and intends to comply with its terms, and disputes any characterization to the contrary. While the Company is in discussions with FF Global regarding these additional demands, such disputes divert management and Board resources and are costly. There can be no assurance that this or any other dispute between the Company and FF Global will not result in litigation. On October 3, 2022, Ms. Swenson and Mr. Scott Vogel, a member of the Board, tendered their resignation from the Board effective immediately. On October 3, 2022, Mr. Jordan Vogel also tendered his resignation from the Board effective on October 5, 2022 upon his receipt of a supplemental release pursuant to the Mutual Release. On October 28, 2022, Mr. Brian Krolicki tendered his resignation from the Board effective immediately.

Following the completion of the Special Committee investigation through the date hereof, the Company and certain of its directors and officers have received numerous e-mail communications from a group of self-described “employee whistleblowers” and from various individuals and entities who represented themselves as current investors of the Company. These communications have included various allegations (including, for example, that certain directors have conspired to push the Company into bankruptcy for their own personal gain) and requests for certain organizational and governance changes. The Company engaged an independent law firm to conduct a thorough independent external investigation with respect to these allegations. The independent investigation found that all such allegations have been without merit. In September 2022, certain members of the Board received threats of physical violence and death threats, which FF has referred to appropriate law enforcement authorities, including state and local police, the Federal Bureau of Investigation, the SEC, the DOJ and relevant international authorities. FF intends to cooperate with law enforcement in investigating and supporting any prosecution of any person found to be involved in any threat or act of violence to the fullest extent of the law.

On October 20, 2022, FF received a subpoena from the SEC requiring FF to produce certain documents relating to FF’s transactions with Senyun International Ltd. FF intends to fully comply with the subpoena.

During the nine months ending September 30, 2022, the Company settled a legal dispute for breach of lease under which the Company was named a co-defendant, in a civil action case with the plaintiff seeking damages including unpaid rent, future unpaid rent, unpaid expenses, and unpaid taxes related to the lease for a total of $6.4 million. Pursuant to the settlement agreement, the Company agreed to pay $1.8 million in cash in January 2022 and an additional $3.4 million plus 5% interest in October 2022 and was liable for the remainder of the settlement, in the amount of $1.2 million, in the event the co-defendants failed to make the payment in January 2022. In January 2022, the Company made the initial settlement payment of $1.8 million and was relieved of the liability of $1.2 million. As of the date of this prospectus, the Company has not made the additional $3.4 million settlement and interest payments, as prescribed in the settlement agreement. On October 26, 2022, the plaintiff filed a motion to enforce the settlement agreement in the Superior Court of the State of California for the County of Santa Clara, seeking no material additional damages. Such hearing is scheduled for December 22, 2022.

Other than disclosed herein, FF is currently not a party to any legal proceedings the outcome of which, if determined adversely to FF, would individually or in the aggregate be reasonably expected to have a material adverse effect on FF’s business, financial condition, or results of operations.

Enforceability

Certain of our current operations are conducted in the PRC through our wholly owned subsidiaries. Moreover, one of our current directors and our Global CEO are residents of the PRC. All or a substantial portion of the assets of these persons are located outside the U.S. and in the PRC. As a result, it may not be possible to effect service of process within the U.S. or elsewhere outside the PRC upon these persons. In addition, uncertainty exists as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts obtained against us or such director predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof, or be competent to hear original actions brought in the PRC against us or such director predicated upon the securities laws of the U.S. or any state thereof. See “Risk Factors - Risks Related to FF’s Operations in China - There may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us and our management.”

MANAGEMENT

The following table sets forth, as of November 30, 2022, certain information regarding our directors and executive officers who are responsible for overseeing the management of our business.

Name	Age	Position
Adam (Xin) He	49	Interim Chairman of the Board (1)(2)(3)*
Xuefeng (XF) Chen	46	Global Chief Executive Officer **
Yun Han	48	Chief Accounting Officer and Interim Chief Financial Officer ***
Chui Tin Mok	47	Executive Vice President, Head of User Ecosystem
Matthias Aydt	65	Senior Vice President, Business Development and Product Definition and Director
Hong Rao	51	Vice President, I.A.I.
Dr. Carsten Breitfeld	59	Director (4)**
Chad Chen	39	Director(1)(2)****
Edwin Goh	44	Director(1)(3)(4)
Lee Liu	56	Director(2)(3)
Qing Ye	40	Director(4)

*	Mr. Adam (Xin) He was appointed Interim Chairman of the Board effective as of October 3, 2022.

**

Mr. Xuefeng (XF) Chen was appointed Global CEO effective as of November 27, 2022. On November 26, 2022, the Board removed Dr. Breitfeld as Global CEO. As of the date of this prospectus, Dr. Breitfeld continues to be a member of the Board; however, the Board has requested, and Dr. Breitfeld is expected to tender, his resignation from the Board in accordance with the Corporate Governance Guidelines. The Board expects to accept such resignation immediately upon being tendered. See “Management – Board Composition” for more information.

***	Ms. Yun Han was appointed as Chief Accounting Officer and Interim Chief Financial Officer of the Company on October 22, 2022, effective as of October 25, 2022.

****	Mr. Chad Chen was appointed as a director of the Board on October 27, 2022.

(1)	Member of the Audit Committee
(2)	Member of the Nominating and Corporate Governance Committee
(3)	Member of the Compensation Committee
(4)	Member of the Finance and Investment Committee

Executive Officers and Directors

Mr. Adam (Xin) He was appointed to the Board on September 23, 2022, pursuant to the Heads of Agreement. See “– Governance Agreement with FF Top and FF Global” for more information. Mr. Adam (Xin) He has been appointed Interim Chairman of the Board effective as of October 3, 2022. Mr. He has served as the Chief Financial Officer of Wanda America Investment Holding Co., a United States affiliate of Wanda Group, a Fortune Global 500 conglomerate, since May 2012 and as the Chief Executive Officer of Professional Diversity Network, Inc. (Nasdaq: IPDN) since June 2020. Prior to that, Mr. He served as the Chief Financial Officer and the Audit Committee Chair of the board of directors of Professional Diversity Network, Inc. from March 2019 to June 2020. From February 2021 to February 2022, Mr. He served as a director and Audit Committee Chair of the board of directors of Nasdaq-listed Baosheng Media Group Holdings Limited. He also served as an independent director of the boards of directors of iFresh Inc. and Energy Focus Inc., both listed on Nasdaq. From 2010 to 2012, he served as Financial Controller of NYSE-listed Xinyuan Real Estate Co., a top developer of large scale, high quality residential real estate projects. Prior to that, Mr. He worked as an auditor at Ernst & Young LLP in New York, and held various roles at Chinatex Corporation and an architecture company. He is a member of the Financial Executives International and an executive board director of the China General Chamber of Commerce Chicago. Mr. He obtained a bachelor and master of Science in Taxation from Central University of Finance and Economics in Beijing, and a master of Science in Accounting from Seton Hall University in New Jersey. He is a Certified Public Accountant, both in China and in New York state.

Mr. He is well-qualified to serve on the Board based on his extensive public company experience, as well as his audit and financial experience.

Mr. Xuefeng (XF) Chen was appointed as Global CEO effective as of November 27, 2022. He was most recently FF’s CEO-China from March 2021 to November 26, 2022 and previously joined FF from Chery Jaguar Land Rover Automobile Co., Ltd. (“Chery Jaguar Land Rover”), a joint venture between the British carmaker Jaguar Land Rover and Chinese auto manufacturer Chery Automobile, where he served as China CEO, Executive Vice President and Executive Vice President of the Joint Sales organization and Assistant to Chery Group President from 2018 to February 2021. Prior to that, he served in various positions at Chery Jaguar Land Rover, including as quality leader from 2013 to 2014, as Chief Financial Officer (2015), and as Vice President (CTO) of Research and Development (2017). As executive vice president of manufacturing from 2013 to November 2015, Mr. Xuefeng Chen led and set up a manufacturing team, a logistics supply chain team, and a quality system team and built the world-class production base of Chery Jaguar Land Rover in China within 18 months, and delivered the first Land Rover model manufactured in China three months ahead of schedule. Within three years after Chery Jaguar Land Rover’s initial launch in March 2015, Mr. Xuefeng Chen led the launch of five new Land Rover and Jaguar models in China, setting the luxury car benchmark in the industry. Mr. Xuefeng Chen also presided over the planning and implementation of Chery Jaguar Land Rover’s new energy strategy and the planning the battery sub-assembly plant and assembly plant. During Mr. Xuefeng Chen’s tenure, he presided over the planning and construction of Cherry Jaguar Land Rover’s engine plant, and Chery Jaguar Land Rover’s vehicle production capacity expanded from 130,000 to 200,000 units, paving the way for Chery Jaguar Land Rover’s hybrid and electric vehicle strategy. Mr. Xuefeng Chen also served as Project Director/Department Director of Project Management of Changan Ford Mazda Company from October 2009 to January 2013 and as Senior Manager of the B2e Platform Project (Ford Mazda’s economic car platform) from April 2005 to October 2009. He worked as an electrical design engineer at Ford Motor Company, Ford Australia from January 2004 to April 2005, and as electrical product development engineer at Chongqing Changan Ford Mazda Automobile Company from 2002 to December 2003. Mr. Xuefeng Chen graduated from Wuhan University of Technology in 1999 with a bachelor’s degree in automotive design and manufacturing and in 2016 with a master’s degree in automotive engineering. Mr. Xuefeng Chen is currently pursuing a master’s degree in business administration in Yangtze River Business School.

Ms. Yun Han was appointed Chief Accounting Officer and Interim Chief Financial Officer of FF on October 22, 2022, effective as of October 25, 2022. Ms. Han was previously the Senior Vice President and Chief Accounting Officer of Romeo Power, Inc. (NYSE: RMO), a company that designs, engineers, and manufactures lithium-ion cylindrical battery packs for electric vehicles and energy storage solutions from July 2021 to October 2022. Prior to that, Ms. Han served as Vice President and Corporate Controller of ImmunityBio, Inc. (Nasdaq: IBRX), a clinical-stage biotechnology company, from 2019 to 2021, where she oversaw SEC financial reporting and full cycle operational and general ledger accounting. Before joining ImmunityBio, Inc., Ms. Han owned her own accounting practice, Han Accountancy, A Professional Corp. Significant projects during Ms. Han’s 2017 to 2019 leadership of Han Accountancy included serving as IPO Consultant of Parsons Corporation, as Chief Financial Officer of USA-United Education Services, and as Lead of Financial Reporting of Palisades Investment, LLC. Ms. Han started her career at PricewaterhouseCoopers LLP (“PwC”), where she served various audit clients and worked as a technical accounting consultant at the PwC National Office from 2004 to 2017, concluding her time at PwC as a senior manager. Ms. Han earned a B.A. in Accounting from the University of Southern California’s Leventhal School of Accounting and is a Certified Public Accountant.

Mr. Chui Tin Mok has served as FF’s Executive Vice President and the Global Head of User Ecosystem since August 2018. Mr. Mok is experienced in managing marketing and sales functions in global internet tech companies. Prior to joining FF, Mr. Mok worked in Trend Lab Limited, which Mr. Mok founded in January 2018. From September 2017 to January 2018, Mr. Mok was the President of EFT Solutions Limited (HKEx: 8062), a Hong Kong public company that provides online and offline payment solutions. From 2013 to 2017, Mr. Mok served as the Group Chief Marketing Officer of LeEco Group and also the Chief Executive Officer of LeEco APAC. Mr. Mok served as the Global Vice President of Sales and Marketing of Meizu Technology Co., Ltd. from 2010 to 2013. Mr. Mok received his Higher Diploma in Building Service Engineering from Hong Kong Institute of Vocational Education, and his Executive Master Degree in Business Administration from International Business Academy of Switzerland.

Mr. Matthias Aydt has served as FF’s Senior Vice President of Business Development and Product Definition since November 2019, overseeing business development of FF’s business to business sales, technology licensing and strategic cooperation as well as leading its product strategy for future products, and has served as a member the Board since July 2021. Mr. Aydt has been placed on probation as an executive officer for a six-month period effective April 12, 2022. Mr. Aydt has served in various leadership roles at FF, including Senior Vice President of Product Execution, Vice President of Vehicle Engineering and Vehicle Chief Engineer and Head of Hardware Architecture. Mr. Aydt has extensive experience in the automotive industry. Prior to joining FF in July 2016, Mr. Aydt served as the Vice President of Vehicle Engineering of Qoros Auto from January 2015 to May 2016, held various positions at Magna Steyr from 2006 to 2014, including Branch Manager and Head of Project Management at Magna Steyr China. Mr. Aydt received his Bachelor of Science degree from Fachhochschule Ulm - Hochschule für Technik.

Mr. Aydt is well-qualified to serve on the Board based on his extensive executive experience in the automotive industry and with FF and his strategic and technical background.

Mr. Hong Rao has served as FF’s Vice President of I.A.I. (Internet, Autonomous Driving, Intelligence) since April 2015, overseeing technology innovation, product and technology roadmap, system architecture, software and AI, among others. Prior to joining FF, Mr. Rao served as Co-Founder and Chief Technology Officer at Borqs Technologies from October 2007 to March 2015 and held several engineering leadership positions at Motorola from 2003 to 2007. Mr. Rao received his Master of Business Administration degree from Arizona State University, his Master of Science degree in Electrical Engineering from Beijing Institute of Technology, and his Bachelor of Science degree in Electrical Engineering from Shanghai University of Science & Technology.

Dr. Carsten Breitfeld served as FF’s Global Chief Executive Officer from September 2019 to November 26, 2022, and has served as a member of the Board since July 2021. Dr. Breitfeld is a veteran in the automotive industry and had held various positions with BMW Group (“BMW”), a premium manufacturer of automobiles and motorcycles, for approximately 20 years, including serving as its Group Vice President and Head of the i8 Vehicle Program, BMW’s first luxury plug-in hybrid. From July 2016 to January 2019, Dr. Breitfeld was the Chief Executive Officer and Chairman of the board of directors of BYTON, a Chinese electric vehicle startup cofounded by Dr. Breitfeld, with operations in multiple countries. Dr. Breitfeld received his PhD degree in Mechanical Engineering from the University of Hannover.

Dr. Breitfeld was appointed to the Board based on his extensive executive experience in the automotive industry and his experience with FF and service as former FF’s Global Chief Executive Officer. In view of Dr. Breitfeld’s removal as Global CEO on November 26, 2022, the Board has requested, and Dr. Breitfeld is expected to tender, his resignation from the Board in accordance with the Company’s Corporate Governance Guidelines. The Board expects to accept such resignation immediately upon being tendered. See “Management – Board Composition” for more information.

Mr. Chad Chen was appointed to the Board on October 27, 2022, pursuant to the FF Top Amendment to the FF Top Voting Agreement. See “Certain Relationships and Related Person Transactions – Certain Relationships and Related Person Transactions — the Company – Voting Agreements by FF Top Holding LLC and Season Smart Limited” for more information. He is a partner with the law firm of Yoka | Smith, LLP (“Yoka Smith”), where he has practiced since 2012. Mr. Chad Chen represents national and multinational clients in both litigation and non-litigation matters. Mr. Chad Chen’s litigation practice includes representing corporate clients in commercial and business disputes, product liability defense, and class action defense. His non-litigation practice encompasses contract management, counseling on business transactions and serving as outside general counsel in dealing with local, state, and federal agencies, including the U.S. Department of the Treasury, the U.S. Department of Commerce, the United States International Trade Commission, and various tax authorities. Prior to joining Yoka Smith, Mr. Chad Chen worked in-house at an alternative energy company and was an associate with Collins + Collins, LLP (formerly Collins, Muir + Stewart LLP). He received his Juris Doctor degree from Southwestern Law School in Los Angeles, California and his Bachelor of Arts in Economics and Political Science from the University of California, Irvine.

Mr. Chad Chen is well-qualified to serve on the Board based on his significant experience advising corporate clients in a wide variety of legal and compliance matters.

Mr. Edwin Goh has served as a member of the Board since July 2021. Mr. Goh has extensive experience in finance and strategy in the Technology, Media and Telecommunications (TMT) sector. Mr. Goh also serves as a business consultant to a variety of companies. Prior to that, Mr. Goh worked for Barclays Investment Bank in Europe and Asia for over 10 years and most recently served as the Head of Asia Pacific TMT. Before joining Barclays, he worked at Goldman Sachs in London and Bain & Company in Singapore and Los Angeles. Mr. Goh received his MBA degree from The Wharton School, University of Pennsylvania. He also holds a Masters of Engineering in Civil Engineering from Imperial College, University of London.

Mr. Goh is well-qualified to serve on the Board based on his skills and experiences in finance and consulting and knowledge of the technology and internet industry.

Mr. Lee Liu has served as a member of the Board since July 2021. Mr. Liu has extensive experience in human resources, social capital and organizational capital management. Currently, Mr. Liu serves as founder and Chief Executive officer of King Maker Company (KMC) and Chairman of China Intelligent Management Association, a national society focusing on human resource development. Prior to founding KMC as well as CIMA in May 2020, Mr. Liu served as Senior Vice President of Human Resources at Baidu Inc., and the Chairman of Baidu Cloud Business. Prior to joining Baidu in April 2011, Mr. Liu served a variety of management roles in Motorola Inc. across regions and countries, including the Vice President of Global Human Resources. Mr. Liu received his PhD degree in Economics from Southwestern University Finance and Economics. He also holds an Executive MBA degree from Peking University and a Bachelor’s degree in Microelectronics from Tianjin University.

Mr. Liu is well-qualified to serve on the Board based on his extensive background in technology and internet services and human resources management.

Mr. Qing Ye has served as a member of the Board since July 2021. Mr. Ye joined FF in February 2018 and served as FF’s Vice President of Business Development and FF PAR from August 2018 to November 17, 2022. Mr. Ye also served as a director of Legacy FF from September 2018 to February 2020. Prior to joining FF, Mr. Ye served as the Vice President of Smart Device Overseas at LeEco from November 2016 to May 2017, and President of LeEco U.S. from May 2017 to February 2018, as a member of the Board of Directors of Lucid Motors from September 2017 to August 2018, and as a Country GM/MD of Huawei Consumer BG at Huawei France from January 2014 to October 2016. Mr. Ye received his Master’s degree in Electronics Engineering from Zhongshan University and his Bachelor’s degree in Engineering and Administration from Huazhong Science and Technology University.

Mr. Ye is well-qualified to serve on the Board due to his extensive leadership experience in electric vehicle and technology companies.

There are no family relationships among any of our directors or executive officers.

Governance Agreement with FF Top and FF Global

As previously disclosed, beginning in June 2022 the Company was party to a dispute with FF Global, its largest stockholder, over various terms of the Shareholder Agreement (as then in effect), including relating to FF Global’s right to remove its designees from the Board. On September 23, 2022, the Company entered into the Heads of Agreement with FF Global and FF Top, pursuant to which, effective as of September 23, 2022, the Company (a) increased the size of the Board from nine to ten, (b) appointed Mr. Adam (Xin) He to fill the vacancy resulting from such increase in the size of the Board until the 2022 AGM, (c) appointed Mr. He to the Audit Committee and the Nominating and Corporate Governance Committee of the Board and (d) agreed to not remove Mr. He from either committee prior to the 2022 AGM. Pursuant to the Heads of Agreement, FF Top and FF Global caused all actions in the Court of Chancery of the State of Delaware, and any other forum, filed by FF Top, FF Global and/or any of their respective controlled affiliates as of the effective date of the Heads of Agreement, naming the Company or any of its directors or officers, to be dismissed without prejudice as of September 27, 2022.

Pursuant to the Heads of Agreement, the Company, FF Global and FF Top agreed to the following matters, and have further agreed to work expeditiously, cooperatively and in good faith to draft, negotiate, execute and deliver definitive documentation, including an amendment to the Shareholder Agreement by no later than November 11, 2022 (or such later date as may be agreed by the Company, FF Global and FF Top in writing), with the Heads of Agreement constituting the binding agreement of the parties with respect to such matters unless and until such further definitive documentation is entered into:

●	the resignation of the Company’s Executive Chairperson, Ms. Susan Swenson, from all non-director positions at the Company and all Board leadership and Board committee positions, upon the Company receiving $13.5 million in funding that is immediately available for the Company’s general use (which was satisfied upon the funding of the initial $10.0 million tranche of SPA Notes to Senyun on October 27, 2022). It was also agreed that Ms. Swenson would not thereafter seek or accept new non-director positions at the Company;

●	the reinstitution of the former FF Transformation Committee, a management committee that will discuss business matters being undertaken by the Company (the committee will not have any decision-making authority) and be comprised of the Company’s Global Chief Executive Officer (Mr. Xuefeng Chen), Founder/Chief Product and User Ecosystem Officer and Founder Advisor to the Board (Mr. Yueting Jia), Interim Chief Financial Officer (Ms. Yun Han), the Acting General Counsel and other senior leadership team members invited by members of the FF Transformation Committee from time to time, with Mr. Jerry Wang (an FF Top designee) being given committee observer status subject to certain customary non-disclosure and confidentiality agreements; and

●	subject to the Company having entered into definitive agreements providing for at least $85.0 million of additional or (in certain circumstances, accelerated) financing commitments in the aggregate and having received funding of at least $35.0 million immediately available for the Company’s general use in connection therewith (it being understood that the $15.0 million of aggregate Third Bridge Note and Fourth Bridge Note commitments (each as defined below) shall be excluded from the $85.0 million and $35.0 million thresholds) (the “Implementation Condition”):

●	the Company will call, convene, hold and complete the 2022 AGM on the earliest date permitted under Delaware law and applicable Nasdaq and SEC requirements;

●	the size of the Board will be reduced to seven members effective with the directors to be elected at the 2022 AGM;

●

the following individuals will be nominated for election to the Board and included on the Board’s recommended slate at the 2022 AGM (based on the current composition of the Board): (a) three directors selected by FF Top, at least one of whom will be an independent director, and (b) three independent directors selected by a committee, consisting of Mr. He (the designee from the Nominating and Corporate Governance Committee of the Board reasonably acceptable to FF Top), the Global CEO and Mr. Chui Tin Mok (the individual designated by FF Top and reasonably acceptable to the Company) (the “Selection Committee”), from a pool of candidates recruited with the assistance of an executive search firm;

●	no re-nomination of existing directors of the Company (other than Mr. He based on the current composition of the Board) at the 2022 AGM without the consent of the Selection Committee;

●	FF Top’s right to maintain three FF Top-nominated directors on the Board through the Company’s 2026 annual general meeting of stockholders (subject to certain conditions) and thereafter the right to nominate directors to the Board based on the formula in the Shareholder Agreement between the Company and FF Top, in each case as long as FF Top maintains a Shareholder Share Percentage (as defined in the Shareholder Agreement) of at least five percent (5%); and

●	the resignation of Ms. Swenson and Mr. Brian Krolicki as directors of the Company. It was also agreed that (i) Ms. Swenson and Mr. Krolicki would not thereafter seek or accept re-appointment, re-nomination or re-election to the Board and (ii) that following their resignations from the Board, their seats would be left empty until the 2022 AGM (which would result in the Company having an eight person Board until the 2022 AGM).

On October 3, 2022, Ms. Swenson and Mr. Scott Vogel, a member of the Board, tendered their resignation from the Board effective immediately. On October 3, 2022, Mr. Jordan Vogel also tendered his resignation from the Board effective on October 5, 2022 upon his receipt of a supplemental release pursuant to the Mutual Release (described below). On October 28, 2022, Mr. Brian Krolicki tendered his resignation from the Board effective immediately.

As of November 30, 2022, the Company had received $80.0 million in financing commitments towards satisfaction of the Implementation Condition, $19.5 million of which has been funded and immediately available for the Company’s general use as of such date.

In connection with the Heads of Agreement, on September 23, 2022, the Company entered into a Mutual Release (the “Mutual Release”) with FF Global, its executive committee members and their controlled affiliates, FF Global’s controlled affiliates (including FF Top), and the directors of the Company and their controlled affiliates (collectively, and together with the Company, the “Release Parties”), pursuant to which the Release Parties agreed to a mutual release of claims and to settle various matters among them, including with respect to any differences that arose out of the Company directors’ service as a director, employee, officer or manager of the Company up through and including the date of the Mutual Release, subject to customary exceptions.

As a result of the governance settlement described above, we expect that the composition of the Board will change substantially effective as of the completion of the 2022 AGM. See “Risk Factors – Risks Related to FF’s Business and Industry – The composition of FFIE’s Board has changed, and is expected to further change substantially prior to or immediately following completion of the 2022 AGM.” In addition, as a result of these developments, Mr. Yueting Jia and FF Global have strengthened their already significant influence over the Company. See “Risk Factors – Risks Related to FF’s Business and Industry – Yueting Jia and FF Global, over which Mr. Jia exercises influence, have the ability to significantly influence the Company’s management, business and operations, and may use this ability in ways that are not aligned with the Company’s business or financial objectives or strategies or that are otherwise inconsistent with the Company’s interests. Such significant influence may increase if and to the extent the current members of the Board and management are removed and replaced with individuals who are aligned with Mr. Jia and/or FF Global.”

Shortly following the execution of the Heads of Agreement, FF Global began making additional demands of the Company which were beyond the scope of the terms contemplated by the Heads of Agreement and pertained to, among other things, the Company’s management reporting lines and certain governance matters. On September 30, 2022, FF Global alleged that the Company was in material breach of the spirit of the Heads of Agreement. The Company believes it is in full compliance with the Heads of Agreement and intends to comply with its terms, and disputes any characterization to the contrary.

On October 14, 2022, FF Top delivered to the Company a “Notice of Nomination of Replacement FF Top Designees” stating, among other things, that FF Top was nominating Ms. Li Han to fill the vacancy on the Board left by Ms. Susan Swenson’s resignation. FF Top asserted the right to nominate Ms. Han to fill the vacancy created by Ms. Swenson’s resignation because such resignation was not effected in accordance with the Heads of Agreement, and thus, the provision that Ms. Swenson’s seat would remain empty until the 2022 AGM did not apply. FF Top maintained that it believed that Ms. Swenson’s vacancy should be filled with a nominee of FF Top, notwithstanding the current level of FF Top’s beneficial ownership of FFIE shares, in light of substantial dilution in its ownership of FFIE shares based on recent financing transactions entered into by FFIE.

On October 22, 2022, the Company and FF Top entered into the FF Top Amendment to the FF Top Voting Agreement. Pursuant to the FF Top Amendment, FF Top (among other things) reaffirmed its commitment under the FF Top Voting Agreement, in light of the extension of the maturity date of the SPA Notes under the Third Amendment, to vote all of its shares of FFIE voting stock in favor of the proposal to approve (for purposes of the Nasdaq listing rules) the issuance, in the aggregate, of shares in excess of 19.99% of the total issued and outstanding shares of FFIE Common Stock pursuant to the Financing Documents at the special meeting of FFIE stockholders scheduled for November 3, 2022. FF Top’s obligations pursuant to the FF Top Amendment are conditioned on (i) the appointment of Mr. Chad Chen (or a substitute nominee, as applicable), in lieu of Ms. Li Han, to the Board as the fourth FF Top designee no later than October 27, 2022 (provided that Mr. Chad Chen or a substitute nominee, as applicable, is reasonably acceptable to the Nominating and Corporate Governance Committee of the Board with respect to the Nasdaq independence rules and legal compliance and criminal compliance) (provided that if Mr. Chad Chen is not so reasonably acceptable to the Nominating and Corporate Governance Committee of the Board, then FF Top will be permitted to nominate another individual to the Board); and (ii) constructive engagement by Mr. Adam (Xin) He, the Chairman of the Board, directly with representatives of FF Top on certain additional governance and management matters and, to the extent the Chairman of the Board so determines, in his discretion, such matters will be put to a discussion and a vote of the full Board. On October 27, 2022, Mr. Chad Chen was appointed to the Board. On October 28, 2022, Mr. Brian Krolicki tendered his resignation from the Board effective immediately. See “Certain Relationships and Related Person Transactions – Certain Relationships and Related Person Transactions — the Company – Voting Agreements by FF Top Holding LLC and Season Smart Limited” for more information.

While the Company is in discussions with FF Global regarding these additional demands, such disputes divert management and Board resources and are costly. There can be no assurance that this or any other dispute between the Company and FF Global will not result in litigation. See “Risk Factors – Risks Related to FF’s Business and Industry – Disputes with our stockholders are costly and distracting.”

Board Composition

The Board directs the management of the Company’s business and affairs, as provided by Delaware law, and conducts its business through meetings of the Board and its standing committees. Pursuant to the Heads of Agreement, the Board increased its size to ten and, subject to the satisfaction of the Implementation Condition, will reduce its size to seven effective at the 2022 AGM. On October 3, 2022, three members of the Board tendered their resignation. Ms. Susan Swenson and Mr. Scott Vogel tendered their resignation from the Board effective immediately, while Mr. Jordan Vogel tendered his resignation from the Board effective on October 5, 2022 upon his receipt of a supplemental release pursuant to the Mutual Release. On October 28, 2022, Mr. Brian Krolicki tendered his resignation from the Board effective immediately.

On November 26, 2022, the Board appointed Xuefeng Chen as Global CEO, effective as of November 27, 2022. Mr. Xuefeng Chen replaced Dr. Carsten Breitfeld, who was removed from the Global CEO position by the Board on November 26, 2022. Pursuant to the Company’s Corporate Governance Guidelines, management directors are required to tender their resignation from the Board upon their removal as an officer of the Company. As of the date of this prospectus, Dr. Breitfeld continues to be a member of the Board; however, the Board has requested, and Dr. Breitfeld is expected to tender, his resignation from the Board in accordance with the Corporate Governance Guidelines. The Board expects to accept such resignation immediately upon being tendered.

Further, pursuant to the Heads of Agreement, subject to the satisfaction of the Implementation Condition, no incumbent directors will be renominated at the 2022 AGM other than Mr. He (based on the current composition of the Board), without the consent of the Selection Committee. Pursuant to the Heads of Agreement, the following individuals shall be elected to the Board at the 2022 AGM (based on the current composition of the Board): (a) three directors selected by FF Top, at least one of whom will be an independent director, and (c) three independent directors selected by a committee, consisting of Mr. He (the designee from the Nominating and Corporate Governance Committee of the Board reasonably acceptable to FF Top), the Global CEO and Mr. Chui Tin Mok (the individual designated by FF Top and reasonably acceptable to the Company) (the “Selection Committee”), from a pool of candidates recruited with the assistance of an executive search firm. The Selection Committee is in the process of identifying additional independent director candidates, and FFIE expects to file a proxy statement and schedule the 2022 AGM as promptly as practicable after a sufficient number of additional independent director candidates has been identified for election at the 2022 AGM.

Under the Heads of Agreement, FF Top has the right to maintain three FF Top-nominated directors on the Board through the Company’s 2026 annual general meeting of stockholders (subject to certain conditions) and thereafter the right to nominate directors to the Board based on the formula in the Shareholder Agreement between the Company and FF Top, in each case as long as FF Top maintains a Shareholder Share Percentage (as defined in the Shareholder Agreement) of at least five percent (5%).

Board Leadership Structure

The Board oversees the management of the business and affairs of FF and ensures that the long-term interests of stockholders are served. It is the ultimate decision-making authority within FF except to those matters that are reserved for FF’s stockholders, including director elections. The Board meets on a regular basis and additionally as required. Pursuant to our Corporate Governance Guidelines, the Board annually determines the leadership structure that it determines to be in the best interests of FF and its stockholders at the time. If the Chairperson of the Board is not an independent director, the independent directors shall elect from among themselves a director to serve as the Lead Independent Director upon the recommendation of the Nominating and Corporate Governance Committee. Although annually elected, the Lead Independent Director is generally expected to serve for more than one year. If the Lead Independent Director (if any) is not present at any meeting of the independent directors, a majority of the independent directors present shall select an independent director to preside over that meeting.

Pursuant to the Heads of Agreement, Ms. Susan Swenson, who was appointed to the position of Executive Chairperson that the Board created based on the Special Committee investigation, agreed to step down from the Executive Chairperson position upon satisfaction of the $13.5 million funding condition described above. On October 3, 2022, however, prior to the satisfaction of such funding condition, Ms. Swenson tendered her resignation from her role as both Executive Chairperson and member of the Board effective immediately. Also on October 3, 2022, Mr. Jordan Vogel, the Company’s former Lead Independent Director, tendered his resignation from the Board effective on October 5, 2022 upon his receipt of a supplemental release pursuant to the Mutual Release. On October 28, 2022, Mr. Brian Krolicki tendered his resignation from the Board effective immediately. See “– Governance Agreement with FF Top and FF Global.”

Effective as of October 3, 2022, Mr. Adam (Xin) He was appointed Interim Chairman of the Board. The Board believes that the appointment of an independent director as Chairperson on an interim basis would ensure appropriate transition in Board leadership at this critical time, while allowing the Global CEO to focus on FF’s business, operations and strategy. Following the resignation of Ms. Swenson, all FF management (including Mr. Yueting Jia) now report directly or indirectly to the current Global CEO of the Company, Mr. Xuefeng Chen, until December 9, 2022 (or the next Board meeting thereafter) while the Board continues to evaluate the appropriate FF management reporting lines.

Under our Corporate Governance Guidelines, in addition to the duties set forth in our Amended and Restated Bylaws or as otherwise prescribed by the Board, from time to time, the duties of the Chairperson include:

●	presiding at, and chairing, Board meetings and meetings of stockholders;

●	consulting with the Global CEO (if held by a different individual), other executive officers, the chairs of applicable committees of the Board and the Office of the Secretary to the Board to establish agendas for each Board meeting;

●	calling Board meetings;

●	leading the Board in discussions concerning the Global CEO’s performance and Global CEO succession, if such position is held by an individual other than the Global CEO;

●	approving meeting schedules for the Board;

●	approving information sent to the Board;

●	serving as a liaison for stockholders who request direct communications with the Board; and

●	performing such other duties and exercising such other powers, as the Board shall from time to time delegate.

FF adopted “Lead Director Role and Responsibilities” which sets forth the responsibilities of a Lead Independent Director, including:

●	serving as a mentor to the Chairperson and Global CEO;

●	presiding at all meetings of the independent directors, including executive sessions, and taking the lead role in communicating to the Chairperson any feedback, as appropriate;

●	whether by service on the Nominating and Governance Committee or otherwise, assisting in the recruitment of Board candidates, having an active involvement in Board evaluations, having an active involvement in establishing committee membership and chairpersonship, and having an active involvement in the evaluation of the Global CEO;

●	providing Board performance feedback to the Chairperson;

●	working with committee chairs as necessary to ensure committee work is conducted at the committee level and appropriately reported to the Board;

●	communicating with the independent directors between meetings when appropriate;

●	recommending consultants and outside advisors to the Board as necessary or appropriate;

●	leading Board meetings in the event the Chairperson is unavailable to lead Board meetings or conduct other Board business;

●	calling meetings of the independent directors;

●	attending meetings of committees on which the Lead Independent Director is not a member;

●	serving as principal liaison on Board-wide issues between the independent directors and the Chairperson;

●	collaborating with the Chairperson to develop an annual Board agenda with a focus on the areas of Board responsibility, provided that the Chairperson will have primary responsibility over such agenda;

●	collaborating with the Chairperson to develop Board meeting agendas and ensure critical issues are included, provided that the Chairperson will have primary responsibility over such agendas;

●	working with the Chairperson on the quality, quantity, appropriateness and timeliness of information provided to the Board; and

●	working with the Chairperson to review meeting schedules in advance of Board meetings to assure that there is sufficient time for discussion of all agenda items.

Independence of Directors

FF adheres to the rules of Nasdaq in determining whether a director is independent. The Board has consulted, and will consult on an ongoing basis, with its counsel to ensure that the Board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Nasdaq listing standards generally define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that Edwin Goh, Adam (Xin) He, Lee Liu and Chad Chen are independent directors. The independent members of the Board have regularly scheduled meetings at which only independent directors are present. A majority of the Board will remain independent, meaning FF cannot elect to be a controlled company under Nasdaq listing rules, until the market capitalization of FF exceeds $20.0 billion and the Board elects to become a controlled company as a result of FF Top having requisite voting power for FF to become a controlled company.

Risk Oversight

The Board oversees the risk management activities designed and implemented by management. The Board executes its oversight responsibility both directly and through its committees. The Board also considers specific risk topics, including risks associated with its strategic initiatives, business plans and capital structure. FF’s management, including its executive officers, is primarily responsible for managing the risks associated with the operation and business of FF and provides appropriate updates to the Board and the Audit Committee. The Board has delegated to the Audit Committee oversight of its risk management process, and its other committees also consider risk as they perform their respective committee responsibilities.

The Audit Committee assists the Board in oversight of cybersecurity risks, in addition to oversight of the performance of our audit function. We have implemented a number of security measures designed to protect our systems and data, including firewalls, antivirus and malware detection tools, patches, log monitors, routine back-ups, system audits, routine password modifications, and back-up recovery procedures. We utilize third-party cloud services in connection with our operations. We and our third-party service providers have also designed certain security features into our solutions . FF employees receive a comprehensive information security awareness training periodically throughout the year. Our Nominating and Corporate Governance Committee monitors the effectiveness of our Corporate Governance Guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. The Nominating and Corporate Governance Committee is also responsible for overseeing FF’s environmental, sustainability and governance efforts and progress and related risks. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. All committees report to the Board, as appropriate, including when a matter rises to the level of material or enterprise risk.

Board Meetings and Committees

During fiscal 2021, the board of directors of PSAC, our predecessor, held eight meetings. Following the completion of the Business Combination on July 21, 2021, the Board held 15 meetings. Each director of PSAC and FFIE attended or participated in 75% or more of the aggregate of the total number of meetings of the Board and the total number of meetings of all committees of the Board on which such director served (in each case held during such director’s relevant period of service).

Audit Committee

FFIE’s Audit Committee currently consists of Chad Chen, Edwin Goh and Adam (Xin) He, each of whom is “independent” as such term is defined for audit committee members under the rules of the SEC and the listing standards of Nasdaq. Mr. Goh is the chair of the Audit Committee. The Board has determined that each of Mr. Goh and Mr. He qualifies as an “audit committee financial expert” as defined under the rules of the SEC.

As more fully described in its charter, the primary responsibilities of the Audit Committee include:

●	to appoint the independent registered public accounting firm and oversee the relationship, and approve the audit and non-audit services to be performed by the independent registered accounting firm;

●	to review FF’s quarterly and annual financial statements with management and the independent registered public accounting firm;

●	to review FF’s financial reporting processes and internal controls;

●	to review and approve all transactions between FF and related persons; and

●	to discuss the policies with respect to risk assessment and risk management, information technology and cybersecurity risks, and other major litigation and financial risk exposures, and the steps management has taken to monitor and control such exposures.

The Audit Committee held six meetings during fiscal 2021. The Audit Committee has adopted a written charter approved by the Board, which is available on FFIE’s website at https://investors.ff.com/corporate-governance/governance-overview.

Compensation Committee

FFIE’s Compensation Committee is currently comprised of Edwin Goh, Adam (Xin) He and Lee Liu, each of whom is “independent” as such term is defined for compensation committee members under the rules of the SEC, the listing standards of Nasdaq and applicable rules of the Internal Revenue Code of 1986, as amended. Mr. Liu is the chair of the Compensation Committee.

As more fully described in its charter, the primary responsibilities of the Compensation Committee include:

●	to review and approve the corporate goals and objectives relevant to Global CEO compensation, evaluate at least annually the Global CEO’s performance in light of those goals and objectives and make recommendations to the Board with respect to the Global CEO’s compensation, including salary, bonus, fees, benefits, incentive awards and perquisites, based on this evaluation;

●	to recommend to the Board the compensation of executive officers other than the Global CEO;

●	to recommend to the Board the adoption, material modification or termination of FFIE’s compensation plans, including incentive compensation and equity-based plans, policies and programs;

●	to recommend to the Board appropriate compensation for FFIE’s non-employee directors, including compensation and expense reimbursement policies for attendance at Board and committee meetings;

●	to consider whether risks arising from FFIE’s compensation plans, policies and programs for its employees are reasonably likely to have a material adverse effect on FFIE, including whether FFIE’s incentive compensation plans encourage excessive or inappropriate risk taking; and

●	to determine stock ownership guidelines and monitor compliance with such guidelines.

The Compensation Committee held six meetings during fiscal 2021. The Compensation Committee has adopted a written charter approved by the Board, which is available on FFIE’s website at https://investors.ff.com/corporate-governance/governance-overview.

Nominating and Corporate Governance Committee

FFIE’s Nominating and Corporate Governance Committee is currently comprised of Chad Chen, Adam (Xin) He and Lee Liu, each of whom is “independent” under the rules of the SEC and the listing standards of Nasdaq. Mr. Liu is the chair of the Nominating and Corporate Governance Committee.

As more fully described in its charter, the primary responsibilities of the Nominating and Corporate Governance Committee include:

●	to assist the Board in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the Board;

●	to make recommendations to the Board regarding its size, membership and leadership, as well as committee membership and structure;

●	to develop and recommend to the Board a set of corporate governance guidelines applicable to FF and monitor compliance with such guidelines;

●	to oversee the annual self-evaluation process to determine whether the Board and its committees and individual directors are functioning effectively and report the results of the self-evaluation process to the Board; and

●	to oversee FF’s environmental, sustainability and governance efforts and progress.

The Nominating and Corporate Governance Committee did not meet during fiscal 2021. The Nominating and Corporate Governance Committee has adopted a written charter approved by the Board, which is available on FFIE’s website at https://investors.ff.com/corporate-governance/governance-overview.

Finance and Investment Committee

FFIE’s Finance and Investment Committee is currently comprised of Edwin Goh, Dr. Breitfeld and Bob Ye. Mr. Goh serves as chair of the Finance and Investment Committee.

As more fully disclosed in its charter, the principal responsibilities of the Finance and Investment Committee include:

●	upon consultation with or recommendation from FFIE’s Chief Financial Officer, to review with management and make recommendations to the Board matters relating to the establishment of a share repurchase authorization, debt repurchases, issuance of debt and equity securities, dividend policy, initiation or amendment of any revolving credit facilities and (a) any proposed merger or consolidation, (b) any significant acquisition, sale, lease or exchange of property or assets and (c) other significant business transactions;

●	in the event of any merger or consolidation, to periodically review with management the progress and integration of the merger or consolidation, including the achievement of business synergies, business opportunities or initiatives that may result in substantial capital expenditures, commitments or exposures and major financial undertakings and financing transactions;

●	to review FF’s financial policies, capital structure, strategy for obtaining financial resources, tax-planning strategies and use of cash flow and make such reports and recommendations to the Board with respect thereto as it deems advisable;

●	to oversee the development of long-term capital structure guidelines;

●	to review the funding obligations and financial performance of benefits plans sponsored by FF;

●	to review FF’s financial plans and objectives, and review and recommend to the Board annual financial plans, capital plans and budgets;

●	to review FF’s cash management policies and activities, and review and recommend to the Board certain proposed issuances, repurchases or redemptions of FF’s securities;

●	to review debt limitations and material covenants, loan guarantees of third party debt and obligations, strategic alliances and investments and target credit ratings; and

●	to review risk assessment and risk management policies and strategies for managing certain exposures to financial, operating, or economic risks, including hedging strategies related to foreign currency, interest rates and other commercial risks, and the steps management has taken to monitor and control such risk exposures, as well as review certain legal and regulatory matters that may have a material impact on FF’s financing or risk management activities (taking into account the review of FF’s risk assessment and risk management policies and strategies managed through FFIE’s Audit Committee).

The Finance and Investment Committee held two meetings during fiscal 2021. The Finance and Investment Committee has adopted a written charter approved by the Board, which is available on FF’s website at https://investors.ff.com/corporate-governance/governance-overview.

Guidelines for Selecting Director Nominees

The Board is responsible for nominating candidates for election to the Board and for filling vacancies on the Board that may occur between annual meetings of stockholders, subject to the requirements of the Shareholder Agreement. The Nominating and Corporate Governance Committee is responsible for identifying, screening and recommending director candidates (subject to the Heads of Agreement and Shareholder Agreement) to the full Board, taking into consideration the needs of the Board and the qualifications of the candidates. The Board, based on the recommendation of the Nominating and Corporate Governance Committee, will review each director’s continuation on the Board in connection with the director’s re-election. The Company’s stockholders may recommend nominees for consideration by the Nominating and Corporate Governance Committee by submitting the names and supporting information to the Company’s Secretary or the Chair of the Nominating and Corporate Governance Committee, provided that the nomination of directors by FF Top is subject to the Shareholder Agreement and Heads of Agreement. The Board anticipates that the Company’s Global CEO will be nominated to serve on the Board.

In evaluating the suitability of director candidates and when considering whether to nominate a director for re-election as appropriate, the Nominating and Corporate Governance Committee and the Board take into account many factors as determined by the Board from time to time, such as general understanding of various business disciplines (e.g., marketing, finance, etc.), the Company’s business environment, educational and professional background, analytical ability, independence, industry experience, diversity of viewpoints and backgrounds, willingness to devote adequate time to Board duties, ability to act in and represent the balanced best interests of the Company and its stockholders as a whole, and support for the long term vision of the Company. The Board evaluates each individual in the context of the Board as a whole with the objective of retaining a group that is best equipped to help ensure the Company’s success and represent stockholder interests through sound judgment.

In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity (such as gender or racial/ethnic diversity), age, skills, industry and professional background, independence and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability, provided that the nomination of directors by FF Top is subject to the Shareholder Agreement and Heads of Agreement.

Each of our current directors joined the Board in connection with the Business Combination, except for Mr. Adam (Xin) He, who was appointed to the Board pursuant to the Heads of Agreement, and Mr. Chad Chen, who was appointed to the Board in connection with the FF Top Amendment to the FF Top Voting Agreement. None of our current directors has been elected by the Company’s public stockholders. We believe that each of our directors possesses the attributes described above. As noted in the director biographies under the section titled “– Executive Officers and Directors,” our directors have significant experience, qualifications and skills across a wide range of public and private companies, possessing a broad spectrum of experience both individually and collectively.

It is the policy of the Nominating and Corporate Governance Committee to consider persons for Board nomination identified by its members, management, stockholders, investment bankers and others, and to evaluate those individuals using the same criteria. The Nominating and Corporate Governance Committee will not distinguish among nominees recommended by stockholders and other persons. FFIE’s stockholders may recommend nominees for consideration by the Nominating and Corporate Governance Committee by submitting the names and supporting information to FFIE’s Secretary or the Chair of the Nominating and Corporate Governance Committee; provided that the nomination of directors is subject to the Heads of Agreement and the Shareholder Agreement. See “– Governance Agreement with FF Top and FF Global” for more details regarding the nomination and election of directors at the 2022 AGM. Further, under the Shareholder Agreement, based on FF Top having voting power of approximately 25.9% of our issued and outstanding Common Stock as of November 17, 2022, FF Top currently has the right to nominate four out of ten directors on the Board. Following the 2022 AGM and through FFIE’s 2026 annual general meeting of stockholders, FF Global will have the right to nominate three out of seven directors on the Board, provided that it retains beneficial ownership over shares of our capital stock with voting power of at least 5% of our issued and outstanding capital stock entitled to vote in the election of directors.

Mr. Edwin Goh, Mr. Lee Liu and Mr. Chad Chen are currently deemed to be FF Top director designees under the Shareholder Agreement. Ms. Susan Swenson, who resigned from the Board effective as of October 3, 2022, and Mr. Brian Krolicki, who resigned from the Board effective as of October 28, 2022, were FF Top director designees prior to their resignation. After Ms. Swenson’s resignation, FF Top selected Mr. Chad Chen as its replacement designee. If a director nominated by FF Top resigns or is removed, FF Top will have an exclusive right to appoint a replacement designee to the Board. However, pursuant to the Shareholder Agreement, the replacement designee will be subject to the reasonable approval by the Nominating and Corporate Governance Committee, and as long as FFIE is not a “controlled company” (as defined pursuant to Nasdaq Listing Rule 5605), the four FF Top designees in total must include a sufficient number of individuals who are independent directors, such that the Board is comprised of a majority of independent directors.

Pursuant to the Heads of Agreement, Ms. Swenson was expected to step down from such role concurrent with the funding of the initial $10.0 million tranche of SPA Notes to Senyun, which occurred on October 27, 2022, and Mr. Krolicki had agreed to resign as a director of the Company following the Company having received at least $35.0 million of additional funding. On October 3, 2022, Ms. Swenson tendered her resignation from her role as both Executive Chairperson and member of the Board effective immediately. Mr. Jordan Vogel, the Company’s former Lead Independent Director, tendered his resignation on October 3, 2022, effective on October 5, 2022 upon his receipt of a supplemental release pursuant to the Mutual Release. Mr. Krolicki tendered his resignation on October 28, 2022, effective immediately.

On October 14, 2022, FF Top delivered to the Company a “Notice of Nomination of Replacement FF Top Designees” stating, among other things, that FF Top was nominating Ms. Li Han to fill the vacancy on the Board left by Ms. Susan Swenson’s resignation. FF Top asserted the right to nominate Ms. Han to fill the vacancy created by Ms. Swenson’s resignation because such resignation was not effected in accordance with the Heads of Agreement, and thus, the provision that Ms. Swenson’s seat would remain empty until the 2022 AGM did not apply. FF Top maintained that it believed that Ms. Swenson’s vacancy should be filled with a nominee of FF Top, notwithstanding the current level of FF Top’s beneficial ownership of FFIE shares, in light of substantial dilution in its ownership of FFIE shares based on recent financing transactions entered into by FFIE. See “– Governance Agreement with FF Top and FF Global” for more information.

On October 22, 2022, the Company and FF Top entered into the FF Top Amendment to the FF Top Voting Agreement. Pursuant to the FF Top Amendment, FF Top (among other things) reaffirmed its commitment under the FF Top Voting Agreement, in light of the extension of the maturity date of the SPA Notes under the Third Amendment, to vote all of its shares of FFIE voting stock in favor of the proposal to approve (for purposes of the Nasdaq listing rules) the issuance, in the aggregate, of shares in excess of 19.99% of the total issued and outstanding shares of FFIE Common Stock pursuant to the Financing Documents at the special meeting of FFIE stockholders scheduled for November 3, 2022. FF Top’s obligations pursuant to the FF Top Amendment are conditioned on (i) the appointment of Mr. Chad Chen (or a substitute nominee, as applicable), in lieu of Ms. Li Han, to the Board as the fourth FF Top designee no later than October 27, 2022 (provided that Mr. Chad Chen or a substitute nominee, as applicable, is reasonably acceptable to the Nominating and Corporate Governance Committee of the Board with respect to the Nasdaq independence rules and legal compliance and criminal compliance) (provided that if Mr. Chad Chen is not so reasonably acceptable to the Nominating and Corporate Governance Committee of the Board, then FF Top will be permitted to nominate another individual to the Board); and (ii) constructive engagement by Mr. Adam (Xin) He, the Chairman of the Board, directly with representatives of FF Top on certain additional governance and management matters and, to the extent the Chairman of the Board so determines, in his discretion, such matters will be put to a discussion and a vote of the full Board. On October 27, 2022, Mr. Chad Chen was appointed to the Board. On October 28, 2022, Mr. Brian Krolicki tendered his resignation from the Board effective immediately. See “Certain Relationships and Related Person Transactions – Certain Relationships and Related Person Transactions — the Company – Voting Agreements by FF Top Holding LLC and Season Smart Limited” for more information.

Code of Business Conduct and Ethics

FF has a Code of Business Conduct and Ethics that applies to all of its employees, officers, and directors. This includes FF’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of the Code of Business Conduct and Ethics is posted on FF’s website at https://investors.ff.com/corporate-governance/governance-overview. FF intends to disclose on its website any future amendments of the Code of Business Conduct and Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or FF’s directors from provisions in the Code of Business Conduct and Ethics.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is currently, or has been at any time, one of FF’s officers or employees. None of FFIE’s executive officers currently serves, or has served since July 2021, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board or Compensation Committee.

Stockholder and Interested Party Communications with the Board

Any stockholder or other interested party who wishes to communicate with our Board or any individual director may send written communications to our Board or such director c/o Faraday Future Intelligent Electric Inc., 18455 S. Figueroa Street, Gardena, California, Attention: Interim Chairman of the Board. Our Corporate Secretary shall initially review and compile all such communications and may summarize such communications prior to forwarding to the appropriate party. Our Corporate Secretary will not forward communications that are not relevant to the duties and responsibilities of the Board. The Board will generally respond, or cause FFIE to respond, in writing to bona fide communications from stockholders addressed to one or more members of the Board. Please note that requests for investor relations materials should be sent to ir@faradayfuture.com.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for certain of FFIE’s executive officers and directors. As an “emerging growth company” as defined in the JOBS Act, FF is not required to include a Compensation Discussion and Analysis section and has elected to apply the scaled back disclosure requirements applicable to emerging growth companies, which require compensation disclosure for FF’s principal executive officer and its two most highly compensated executive officers other than the principal executive officer whose total compensation for 2021 exceeded $100,000 and who were serving as executive officers as of December 31, 2021. We refer to these individuals as “named executive officers.” For 2021, FF’s named executive officers and the positions each held as of December 31, 2021 were:

●	Dr. Carsten Breitfeld, Global Chief Executive Officer

●	Mr. Yueting Jia (YT Jia), Founder and Chief Product and User Ecosystem Officer

●	Mr. Chui Tin Mok, Executive Vice President and Head of User Ecosystem

We expect that FF’s executive compensation program will continue to evolve to reflect FF’s status as a newly publicly-traded company, while still supporting FF’s overall business and compensation objectives of attracting, motivating and retaining individuals who contribute to the long-term success of FF. For example, during 2021, the Board, upon recommendation of its Compensation Committee, adopted a clawback policy allowing FF to clawback compensation following a financial restatement or misconduct by a covered executive. Each of the named executive officers is subject to the clawback policy. The Compensation Committee of the Board is responsible for administering FF’s executive compensation program and, at the direction of the Compensation Committee, FF has retained Mercer (US) Inc. (“Mercer”), an independent executive compensation consultant, to help advise on FF’s executive compensation program.

Global CEO Transition and Related Compensation

On November 26, 2022, the Board removed Dr. Breitfeld as Global CEO and appointed Xuefeng (“XF”) Chen to the position, effective as of November 27, 2022 (the “Global CEO Effective Date”). In connection with his appointment as Global CEO, FFIE and FF U.S., entered into an employment agreement with Mr. Xuefeng Chen, dated as of November 27, 2022, setting forth the terms of his employment and compensation. Pursuant to such employment agreement, Mr. Xuefeng Chen will be entitled to a base salary of $900,000 and eligible for an annual performance-based bonus of up to $600,000 under the FF’s bonus plan. Mr. Xuefeng Chen will also receive a cash signing and retention bonus of $500,000 payable within 30 days following the Global CEO Effective Date, subject to repayment (i) in full within 15 business days of termination of Mr. Xuefeng Chen for “Cause” (as defined in the employment agreement), or (ii) on a pro-rated basis, within 15 days, if Mr. Xuefeng Chen either resigns or is terminated without Cause within 36 months of the Global CEO Effective Date. In addition, Mr. Xuefeng Chen will be eligible to participate in FF’s 2021 Stock Incentive Plan (the “2021 Plan”). Subject to approval by the Board and the terms of the 2021 Plan, Mr. Xuefeng Chen will receive (i) as of the effective date of his appointment, $250,000 in grant date fair value of restricted stock units (“RSUs”), (ii) as of the first anniversary of the Global CEO Effective Date, $300,000 in grant date fair value of RSUs, (iii) as of the second anniversary of the Global CEO Effective Date, $400,000 in grant date fair value of RSUs, (iv) as of the third anniversary of the Global CEO Effective Date, $450,000 in grant date fair value of RSUs, and (v) as of the fourth anniversary of the Global CEO Effective Date, $600,000 in grant date fair value of RSUs. Each RSU grant will vest in equal 25% increments on each of the first four anniversaries of the applicable grant date, provided Mr. Xuefeng Chen remains employed with the Company on each such vesting date.

Subject to approval by the Board and the terms of the 2021 Plan, Mr. Xuefeng Chen will be eligible to receive an additional number of performance-based restricted stock units (“PSUs”) having a target grant date fair value equal to $2,000,000 if FF reaches certain milestones and/or performance goals on certain dates, as specified by the Board (each a “Milestone”), and will be granted as follows: (i) $250,000 in value after FF achieves the first Milestone; (ii) $300,000 in value after FF achieves the second Milestone; (iii) $400,000 in value after FF achieves the third Milestone; (iv) $450,000 in value after FF achieves the fourth Milestone; and (v) $600,000 in value after FF achieves the fifth Milestone. Should FF reach any such Milestone, the PSUs associated with such Milestone will be issued on the date(s) such Milestone is reached and shall vest in equal one-third increments on each of the first three annual Milestone anniversary dates following the applicable grant date, provided Mr. Xuefeng Chen remains employed with FF on each such vesting date.

Pursuant to Mr. Xuefeng Chen’s employment agreement, Mr. Xuefeng Chen will receive an option to purchase 2,000,000 shares of the Class A Common Stock on or following the Global CEO Effective Date, of which 50% will vest in equal 25% increments on each of the first four anniversaries of the Global CEO Effective Date, and the other 50% shall commence vesting on the fourth anniversary of the Global CEO Effective Date and shall vest in equal 25% increments on each of the next four anniversaries of the Global CEO Effective Date following such date, in each case, subject to Mr. Xuefeng Chen’s continued employment on each such vesting date. Mr. Xuefeng Chen will also receive a performance-based option to purchase 2,000,000 shares of Class A Common Stock, which will not start to vest until the Company reaches certain milestones on certain dates, as specified by the Board (each, an “Option Milestone,” and such grant, the “Milestone-Based Grant”). The portion of the Milestone-Based Grant subject to each Option Milestone shall commence vesting on the date such Option Milestone is achieved and shall vest in equal 25% increments on each of the subsequent four anniversaries of such date.

In the event that Mr. Xuefeng Chen’s employment is terminated without Cause or due to his death or disability, then, subject to his execution and non-revocation of a standard release of claims in favor of the Company and its affiliates, Mr. Xuefeng Chen or his immediate family members (as applicable) will be entitled to a lump sum payment equal to the amount of his then current base salary that would have been paid over the next three months, in the case of a termination due to death or disability, or the remainder of the employment term, in the case of a termination without Cause.

In connection with Dr. Breitfeld’s departure, it is expected that the Company and Dr. Breitfeld will enter into a separation agreement, the material terms of which have not been finalized as of the date of this prospectus.

2021 Compensation of Named Executive Officers

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of the executive compensation program. In general, FF seeks to provide a base salary level designed to reflect each executive officer’s scope of responsibility and accountability. Please see the “Salary” column in the “Summary Compensation Table — Fiscal 2021” for the base salary amounts received by each named executive officer in 2021. Following the completion of the previously disclosed investigation by the special committee of independent directors in January 2022, the Board approved a 25% reduction in the annual base salaries for Dr. Breitfeld and Mr. Jia. In October 2022, the Board approved an additional temporary 25% reduction in the annual base salaries of each of FF’s employees, including each of our named executive officers, in exchange for restricted stock units having a grant date fair value equal to the amount of reduction in the employee’s salary, which restricted stock units will vest on or before December 31, 2022. In addition, FF employees, including each of the named executive officers, could receive restricted stock units having a grant date fair value equal to 150% and 200% of the amount of foregone salary if they agreed to salary reductions of 50% and 60% (if there is a reduction to minimum wage and at least 60% reduction from the previous salary), respectively.

Bonuses

During 2021, our named executive officers also received retention bonuses pursuant to the terms of their employment agreements. Please see “Employment Agreements, Offer Letters and Other Compensatory Agreements” below for further information regarding the 2021 retention bonuses received by our named executive officers. In addition, during 2021, our named executive officers received lump sum bonuses equal to the amount by which each of his base salary was reduced pursuant to the Company’s Crowd Entrepreneurship Program (the “CEP”), which was a voluntary salary reduction program adopted by the Company in March 2020 in response to the COVID-19 crisis and which reduced salary was repaid through a combination of equity grants and a cash bonus. Pursuant to the terms of their offer letters, Messrs. Mok and Jia were also eligible for discretionary target bonuses in the amount of $300,000 and $350,000, respectively. As of the date of this prospectus, the actual discretionary bonus amounts for Messrs. Mok and Jia had not yet been determined. A Form 8-K disclosing these amounts will be filed if any discretionary bonuses are awarded with respect to 2021. Please see the “Bonus” column in the “Summary Compensation Table — Fiscal 2021” for the retention bonuses and CEP bonuses received by each named executive officer in 2021.

Equity Awards

To further focus FFIE’s executive officers on FF’s long-term performance, FF has granted equity compensation in the form of stock options and, in 2021, restricted stock. During 2021, Dr. Breitfeld received stock options with respect to 565,200 shares, which are scheduled to vest over seven years, with 226,080 shares subject to these options scheduled to vest as follows: 25% on the one-year anniversary of the start of production of FF 91 (the “FF 91 SOP”) and the remaining 75% in equal monthly installments over the following 36 months thereafter; 113,040 shares subject to these options scheduled to vest in 48 equal monthly installments beginning on the one-year anniversary of the FF 91 SOP; 113,040 shares subject to these options scheduled to vest in 48 equal monthly installments beginning on the two-year anniversary of the FF 91 SOP; and 113,040 shares subject to these options scheduled to vest in 48 equal monthly installments beginning on the three-year anniversary of the FF 91 SOP.

Prior to the closing of the Business Combination, employees of Legacy FF received restricted stock awards that were converted into shares of FFIE at the closing of the Business Combination. As a result, Dr. Breitfeld and Messrs. Jia and Mok received restricted stock awards with respect to 67,312, 72,749 and 21,477 shares, respectively. These restricted stock awards were being granted in recognition of reduced prior compensation received by employees of Legacy FF. These restricted stock awards vested 90 days following the closing of the Business Combination, subject to the recipient’s continued employment through such date.

In November 2022, the Company granted Dr. Breitfeld and Mr. Mok stock options to purchase 706,514 shares and 2,044 shares, respectively, 50% of which fully vested on the grant date and 50% of which will vest in four equal annual installments on each of the first four anniversaries of the FF 91 SOP.

Please see the “Summary Compensation Table — Fiscal 2021” and the “Outstanding Equity Awards at 2021 Fiscal Year-End” tables for further information regarding the equity grants received by the named executive officers during 2021.

Summary Compensation Table — Fiscal 2021

The following table sets forth certain information concerning compensation paid to the named executive officers for the fiscal year ended December 31, 2021 and, to the extent required by the SEC executive compensation disclosure rules, 2020:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
Dr. Carsten Breitfeld(5)	2021	1,908,333	1,998,354	673,125	2,213,144	—	413,357	7,206,313
Global Chief Executive Officer	2020	468,313	400,000	—	1,765,581	—	221,911	2,855,805
Chui Tin Mok(6)	2021	450,000	469,917	214,773	—	—	—	1,134,690
Executive Vice President and Head of User Ecosystem	2020	163,417	200,000	—	285,760	—	—	649,177
Yueting Jia(7)	2021	650,379	587,250	727,500	—	—	15,728	1,980,857
Founder and Chief Product and User Ecosystem Officer

(1)	The annualized base salaries for the named executive officers at the beginning of fiscal 2020 were as follows: Dr. Breitfeld, $2,250,000; Mr. Mok, $500,000 and Mr. Jia, $900,000. In response to the COVID-19 pandemic, Legacy FF reduced the base salaries of each named executive officer in March 2020, which continued through March 2021. The amounts reported in this column for 2020 and 2021 represent base salaries earned by the named executive officers during fiscal 2020 and 2021, which included the application of the COVID-19 reduction.

(2)	Pursuant to the terms of their offer letters, Messrs. Mok and Jia were also eligible for discretionary target bonuses in the amount of $300,000 and $350,000, respectively. As of the date of this prospectus, the actual discretionary bonus amounts for Messrs. Mok and Jia had not yet been determined. A Form 8-K disclosing these amounts will be filed if any discretionary bonuses are awarded with respect to 2021.

(3)	The amounts reported in this column reflect the grant date fair value of time-based restricted stock and time-based stock option awards, as applicable, granted to the named executive officers during 2021 and are accounted for in accordance with FASB ASC Topic 718. The awards were valued in accordance with FASB ASC Topic 718 and, in the case of Dr. Breitfeld’s performance-based option, based on the assumed achievement of the performance condition at the time of grant, which was considered the probable achievement level at the time of grant. Please see Note 14 to FF’s audited financial statements for the year ended December 31, 2021 included elsewhere in this prospectus for a discussion of the relevant assumptions used in calculating these amounts.

(4)	For Dr. Breitfeld, this amount includes (1) $202,692 for each of 2020 and 2021, which is the allocated value of the costs incurred by the Company with respect to the corporate housing provided to Dr. Breitfeld in each applicable year, (2) a tax reimbursement for 2021 of $199,315 with respect to the corporate housing benefit, and (3) the value of a rental car provided to Dr. Breitfeld during the applicable years in the amounts of $11,350 for 2021 and $19,219 for 2020. FF updated its methodology for determining the aggregate incremental cost of corporate housing as compared to its prior filings. Previously, the methodology used to determine the cost of the corporate housing was determined on a per bedroom basis rather than the full cost of the rental property. In addition, FF updated its methodology for determining the aggregate incremental cost to reflect the fact that the rented property was used exclusively by Dr. Breitfeld. The “aggregate incremental cost” reflects the amount paid on a monthly basis to a third-party leasing agency. For Mr. Jia, this amount represents the incremental cost of his use of a company car provided to him during 2021.

(5)	The amount included in the “Bonus” column for Dr. Breitfeld for 2021 represents the portion of the signing and retention bonus ($400,000) granted to Dr. Breitfeld that vested during 2021. The remaining portion of the signing and retention bonus vests based on Dr. Breitfeld’s continued employment through August 2022. In addition, this amount includes the lump sum bonus equal to the amount by which his base salary was reduced pursuant to the CEP, which was a voluntary salary reduction program adopted by the Company in March 2020 in response to the COVID-19 crisis and which reduced salary was repaid through a combination of equity grants and a cash bonus. Please see “– Employment Agreements, Offer Letters and Other Compensatory Agreements” below for further information regarding the 2021 bonuses received by Dr. Breitfeld.

(6)	The amount included in the “Bonus” column for Mr. Mok for 2021 represents the portion of the signing and retention bonus ($200,000) granted to Mr. Mok that vested during 2021. The remaining portion of the bonus vests based on Mr. Mok’s continued employment through October 2023, as described in more detail below under “– Employment Agreements, Offer Letters and Other Compensatory Agreements.” In addition, this amount includes the lump sum bonus equal to the amount by which his base salary was reduced pursuant to the CEP.

(7)	Mr. Jia was not a named executive officer in 2020. The amount included in the “Bonus” column for Mr. Jia for 2021 represents the lump sum bonus equal to the amount by which his base salary was reduced pursuant to the CEP.

Employment Agreements, Offer Letters and Other Compensatory Agreements

Dr. Carsten Breitfeld

Dr. Breitfeld entered into an employment agreement with Faraday&Future, Inc., a California corporation and a wholly owned subsidiary of FF (“FF U.S.”), dated August 6, 2019, that provided for his employment as FF’s Global Chief Executive Officer. The agreement had an initial term of three years, which was subsequently extended for six months to March 3, 2023, and provided for Dr. Breitfeld to receive an annual base salary of $2,250,000 (which was temporarily reduced to $1,800,000). In connection with the Business Combination, Dr. Breitfeld’s base salary was increased to $2,250,000 and he received a lump sum bonus equal to the amount by which his base salary was reduced from September 2019 to the closing of the Business Combination. The agreement also provided that Dr. Breitfeld was paid a signing and retention bonus of $1,200,000, which vested in three annual installments in August 2020, August 2021 and August 2022, and that he was entitled to receive a discretionary annual performance bonus. The agreement also provided that Dr. Breitfeld, in his capacity as a partner in FF Global, for an initial option grant to purchase 13 million Class A ordinary shares of Legacy FF (which was granted in April 2020). Dr. Breitfeld was also entitled to participate in all benefit programs provided to employees of FF U.S. generally and to reimbursement for business expenses, paid time off, a car allowance, payment for visa application and legal fees and $5,000 for accounting advisors retained to advise Dr. Breitfeld on the computation of his personal taxes. Dr. Breitfeld was also provided corporate housing by FF U.S. (or a monthly housing allowance not to exceed $8,000). FF U.S. also agreed to reimburse Dr. Breitfeld for monthly contributions to the German Public Retirement Insurance System although no reimbursements were made with respect to 2021.

In the event of Dr. Breitfeld’s termination of employment by FF U.S. without cause (as such term is defined in the employment agreement), he would be eligible to receive, subject to him executing and not revoking a general release of claims in favor of FF U.S., a lump sum payment equal to his base salary for the remainder of the term of the employment agreement. If Dr. Breitfeld’s employment was terminated due to his death or disability (as such term is defined in the employment agreement), Dr. Breitfeld (or his estate) would be eligible to receive a lump sum payment equal to three months base salary.

The employment agreement contains an indefinite confidentiality clause, one-year post-termination non-solicitation of employees and independent contractors’ clause, one-year post-termination non-interference with customers clause, and one-year post termination non-disparagement clause.

Dr. Breitfeld’s employment agreement was amended, effective as of the effective time of the Business Combination, to provide that he would serve as the Global Chief Executive Officer of FF and report to the Board, to remove provisions that are no longer operative and to add customary provisions for public company employment agreements, such as a 280G cutback provision. Dr. Breitfeld’s employment agreement was further amended in January 2022 to provide that he would report to the Executive Chairperson and that he would receive an annual base salary of $1,687,500.

On November 26, 2022, the Board removed Dr. Breitfeld as Global CEO. In connection with Dr. Breitfeld’s departure, it is expected that the Company and Dr. Breitfeld will enter into a separation agreement, the material terms of which have not been finalized as of the date of this prospectus.

Chui Tin Mok

Mr. Mok entered into an offer letter with FF U.S., dated October 10, 2018, that provides for his employment as FF’s Global UP2U EVP. The offer letter provides for Mr. Mok to receive an annual base salary of $500,000. The agreement also provides that Mr. Mok will be paid a signing and retention bonus of $1,000,000, which vests over 60 months through October 2023, and that he is entitled to receive a discretionary annual performance bonus (with a target amount of $300,000). Mr. Mok is also entitled to participate in FF U.S.’s health insurance, 401(k) plan, paid time off and paid holidays.

Yueting Jia

Mr. Jia entered into an offer letter with FF U.S. in March 2021 that provides for his employment as founder and Chief Product and User Ecosystem Officer. The offer letter provides for Mr. Jia to receive an annual base salary of $600,000 and eligibility to receive an annual performance bonus of up to $350,000. Mr. Jia is also entitled to participate in FF U.S.’s health insurance, 401(k) plan, paid time off and paid holidays.

Outstanding Equity Awards at 2021 Fiscal Year-End

FF Equity Awards:

The table below sets forth certain information concerning outstanding stock options to purchase Class A Common Stock of FFIE. As of December 31, 2021, Mr. Jia did not hold any outstanding equity awards with respect to FF.

Option Awards
Name	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
Dr. Carsten Breitfeld	4/8/2020	137,771	1,285,827	(1)	—		2.41	4/8/2030
	7/26/2020	11,981	53,905	(2)	—		2.41	7/26/2030
	4/28/2021	—	—		565,200	(3)	7.95	4/28/2031
Chui Tin Mok	5/30/2019	367,397	480,403	(4)	—		2.55	5/30/2029
Yueting Jia	7/26/2020	45,165	187,329	(5)	—		2.41	7/26/2030
	—	—	—		—		—	—

(1)	This option is scheduled to vest as follows (subject in each case to the named executive officer’s continued employment through the applicable vesting date):

●	With respect to 321,456 shares, in twenty-one equal monthly installments on the third day of each month through September 3, 2023.

●	With respect to 252,573 shares, in thirty-three equal monthly installments on the third day of each month through September 3, 2024.

●	With respect to 344,418 shares, in forty-five equal monthly installments on the third day of each month through September 3, 2025.

●	With respect to 367,380 shares, in forty-eight equal monthly installments beginning on September 3, 2022.

(2)	This option vested as to 25% of the shares subject to the option on March 16, 2021 and the remaining portion of the option shall vest in thirty-six equal monthly installments thereafter, subject to the named executive officer’s continued employment through the applicable vesting date.

(3)	This option is scheduled to vest as follows (subject in each case to the named executive officer’s continued employment through the applicable vesting date):

●	With respect to 226,080 shares, 25% on the one-year anniversary of the FF 91 SOP and the remaining 75% in thirty-six equal monthly installments thereafter.

●	With respect to 113,040 shares, in forty-eight equal monthly installments beginning on the one-year anniversary of the FF 91 SOP.

●	With respect to 113,040 shares, in forty-eight equal monthly installments beginning on the two-year anniversary of the FF 91 SOP.

●	With respect to 113,040 shares, in forty-eight equal monthly installments beginning on the three-year anniversary of the FF 91 SOP.

(4)	This option is scheduled to vest as follows (subject in each case to the named executive officer’s continued employment through the applicable vesting date):

●	With respect to 91,845 shares, in thirteen equal monthly installments on the eighth day of each month through January 8, 2023.

●	With respect to 88,301 shares, in twenty-five equal monthly installments on the eighth day of each month through January 8, 2024.

●	With respect to 130,697 shares, in thirty-seven equal monthly installments on the eighth day of each month through January 8, 2025.

●	With respect to 169,560 shares, in forty-eight equal monthly installments beginning on January 8, 2022.

(5)	This option is scheduled to vest as follows (subject in each case to the named executive officer’s continued employment through the applicable vesting date):

●	With respect to 155,538 shares, in twenty-seven equal monthly installments on the eighth day of each month through March 16, 2024.

●	With respect to 15,897 shares, in thirty equal monthly installments on the eighth day of each month through Jun 26, 2024.

●	With respect to 7,416 shares, in forty-two equal monthly installments on the eighth day of each month through Jun 26, 2025.

●	With respect to 4,239 shares, in forty-eight equal monthly installments beginning on June 26, 2022.

●	With respect to 4,239 shares, in forty-eight equal monthly installments beginning on June 26, 2023.

FF Global Equity Awards:

As described under “Business – Partnership Program,” certain members of Company management and other Company employees are equity owners of FF Global, which beneficially owns approximately 25.9% of the voting power of FFIE’s fully diluted Common Stock as of November 17, 2022. The table below sets forth the FF Global equity interests for each of the named executive officers as of December 31, 2021. For additional information regarding the Partnership Program, see “Business – Partnership Program” and “Risk Factors – Risks Related to FF’s Business and Industry – Yueting Jia and FF Global, over which Mr. Jia exercises influence, have the ability to significantly influence the Company’s management, business and operations, and may use this ability in ways that are not aligned with the Company’s business or financial objectives or strategies or that are otherwise inconsistent with the Company’s interests. Such significant influence may increase if and to the extent the current members of the Board and management are removed and replaced with individuals who are aligned with Mr. Jia and/or FF Global.”

FF Global Awards
Name	Date of Grant	Number of Securities Underlying Unexercised Awards Exercisable(1)	Number of Securities Underlying Unexercised Awards Unexercisable(1)	Per-Unit Purchase Price ($)	Award Expiration Date
Dr. Carsten Breitfeld(2)	6/10/2020	13,000,000	—	0.50	6/10/2030
Chui Tin Mok(3)	6/25/2019	3,900,000	—	0.50	6/25/2029
Yueting Jia	—	—	—	—	—

(1)	The FF Global equity interests are fully vested and exercisable. However, if the executive does not pay an installment of the purchase price when due, the equity interests related to that installment will be forfeited to FF Global without consideration.

(2)	In connection with Dr. Breitfeld’s voluntary resignation from FF Global on May 16, 2022, Dr. Breitfeld ceased participating in the FF Global Partnership Program and forfeited his FF Global equity awards.

(3)	In May 2022, Mr. Mok returned 3,120,000 of his equity awards to FF Global pursuant to amendments to the governance documents of FF Global.

Description of Retirement Plans

FF maintains a defined contribution 401(k) plan for the benefit of its full-time employees based in the United States, although none of the named executive officers participated in the plan during 2021. This 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that employee contributions and income earned on such contributions are not taxable to employees until withdrawn. Employees may elect to defer a portion of their eligible compensation, not to exceed the statutorily prescribed annual limit, in the form of elective deferral contributions to this 401(k) plan. This 401(k) plan also has a “catch-up contribution” feature for employees aged 50 or older (including those who qualify as “highly compensated” employees) who can defer amounts over the statutory limit that applies to all other employees. Currently, FF does not make any discretionary or matching employer contributions to the 401(k) plan. Participants are always vested in their contributions to the 401(k) plan.

Dr. Breitfeld participates in the German Public Retirement Insurance System as required under German law. FF does not make any contributions to this retirement plan, but as noted above in the description of his employment agreement, FF will reimburse Dr. Breitfeld for his contributions to this retirement system, although no reimbursements were made with respect to 2021.

Director Compensation Table — Fiscal 2021

The following table sets forth certain information concerning compensation paid to each of FF’s non-employee directors during 2021. Dr. Breitfeld, Mr. Ye and Mr. Aydt also serve as directors of FF; however, they did not receive any additional compensation for their service on the Board during 2021. Please see the “– Summary Compensation Table — Fiscal 2021” for the compensation received by Dr. Breitfeld during 2021.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Total ($)
Edwin Goh	99,665	—	—	99,665
Brian Krolicki(2)	143,538	—	—	143,538
Lee Liu	147,140	—	—	147,140
Susan Swenson(2)	245,596	—	—	245,596
Jordan Vogel(2)	121,296	—	—	121,296
Scott Vogel(2)	198,126	—	—	198,126

(1)	As of December 31, 2021, as a result of his service on the FF Advisory Board from June 2019 through his appointment to the Legacy FF Board of Directors in April 2020, Mr. Krolicki held options to acquire 103,618 shares of Class A Common Stock. The options are fully vested as of December 31, 2021.

(2)	On October 3, 2022, Ms. Swenson and Mr. Scott Vogel tendered their resignation from the Board effective immediately. On October 3, 2022, Mr. Jordan Vogel also tendered his resignation from the Board effective on October 5, 2022 upon his receipt of a supplemental release pursuant to the Mutual Release. On October 28, 2022, Mr. Krolicki tendered his resignation from the Board effective immediately.

Non-Employee Director Compensation Policy

The following director compensation program relates to FF’s non-employee directors and accordingly, Dr. Breitfeld, Mr. Aydt and Mr. Ye will not receive compensation for their services as directors. In 2021, FF’s non-employee directors earned fees in excess of what it expects non-employee directors to earn in a typical year for their service as directors as a result of the significant number of Board meetings that were held in 2021 (including meetings of the Special Committee). Effective as of May 1, 2022, the director compensation program was amended to decrease the meeting fee that applies to every Board and Board committee meeting after the 15th meeting in a year from $2,000 to $1,500 per meeting and to cap the monthly amount of such fees that may be paid to a director at $50,000. Effective as of November 1, 2022, the director compensation program was further amended to (among other changes) cap the monthly amount of such meeting fees at $20,000, reduce the annual cash retainer of the Executive Chairperson from $45,000 to $30,000 and eliminate the RSU premiums payable during the initial year of service as an independent director or Board or Committee Chairperson. As so amended, the FF non-employee director compensation program provides for the following:

●	Annual Board Cash Retainer: $50,000

●	Annual Lead Independent Director Cash Retainer: $20,000

●	Annual Committee Member Cash Retainers:

o	Audit Committee: $10,000

o	Compensation Committee: $6,250

o	Nominating and Corporate Governance Committee: $5,000

o	Finance & Investments Committee: $5,000

●	Annual Executive Chairperson and Committee Chair Cash Premiums:

o	Executive Chairperson: $30,000

o	Audit Committee: $15,000

o	Compensation Committee: $10,000

o	Nominating and Corporate Governance Committee: $7,500

o	Finance & Investments Committee: $7,500

●	Annual Restricted Stock Unit Award: $150,000

●	Compensation for Additional Time: $1,500 per Board or Board committee meeting (excepting meetings of special committees of the Board) for every meeting above 15 per year (measured from August 1 to July 31 of each year), up to a maximum of $20,000 for each calendar month.

In 2022, the Company expects to grant to each of Messrs. Liu and Goh a restricted stock unit award in accordance with the program above in recognition of their service on the Board since the closing of the Business Combination, which award will be 100% vested on the grant date.

On January 31, 2022, the Board appointed Ms. Swenson to serve as Executive Chairperson. While serving as Executive Chairperson, Ms. Swenson was entitled to receive a monthly base salary of $75,000, which amount was reduced from $100,000 effective May 1, 2022 upon Ms. Swenson’s voluntary waiver of 25% of her monthly base salary in connection with certain cost reduction measures taken by FF. In connection with her appointment as Executive Chairperson, Ms. Swenson was also awarded stock options for a number of shares equal to $3,000,000 divided by the January 31, 2022 closing stock price, (i) 50% of which was scheduled to vest and become exercisable on January 31, 2023, subject to (x) Ms. Swenson having served not less than 90 days as Executive Chairperson and (y) Ms. Swenson having served on the Board through January 31, 2023, and (ii) 50% of which was scheduled to vest and become exercisable based on the achievement of certain stock price-based performance thresholds. Pursuant to the Heads of Agreement, Ms. Swenson was expected to step down from such role concurrent with the funding of the initial $10.0 million tranche of SPA Notes to Senyun, which occurred on October 27, 2022. On October 3, 2022, Ms. Swenson tendered her resignation from her role as both Executive Chairperson and member of the Board effective immediately.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in the section titled “Executive and Director Compensation,” we describe below the transactions since January 1, 2020 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Certain Relationships and Related Person Transactions — the Company

Amended and Restated Registration Rights Agreement

In connection with the consummation of the Business Combination on July 21, 2021, Property Solutions Acquisition Sponsor, LLC (the “PSAC Sponsor”), EarlyBirdCapital, Inc., FF Top Holding Ltd. and Season Smart (collectively, the “A&R RRA Parties”) entered into the Amended and Restated Registration Rights Agreement (the “A&R RRA”) with the Company, which became effective upon the consummation of the Business Combination. In accordance with the A&R RRA, the A&R RRA Parties are entitled to have registered, in certain circumstances, the resale of shares of Class A Common Stock (and the shares of Class A Common Stock underlying outstanding Company warrants) held by or issued to them at the closing of the Business Combination, subject to the terms and conditions set forth therein. Within 45 days of the closing of the Business Combination, the Company is obligated to file a shelf registration statement to register the resale of certain securities and the Company is required to use its reasonable best efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof and no later than the earlier of (x) the 90th calendar day following the filing date if the SEC notifies the Company that it will “review” the shelf registration statement and (y) the tenth (10th) business day after the date the Company is notified in writing by the SEC that such shelf registration statement will not be “reviewed” or will not be subject to further review. Additionally, at any time and from time to time after one year (or 180 days with respect to Season Smart Ltd.) after the closing of the Business Combination, the A&R RRA Parties representing a majority-in-interest of the total number of shares of Class A Common Stock issued and outstanding on a fully diluted basis held by the A&R RRA Parties (or Season Smart) may make a written demand for registration for resale under the Securities Act of all or part of the shares of Class A Common Stock (and the shares of Class A Common Stock underlying outstanding Company warrants) held by or issued to them at the closing of the Business Combination in an underwritten offering involving gross proceeds of no less than $50,000,000. The Company will not be obligated to effect more than an aggregate of two underwritten offerings per year (or three underwritten offerings per year demanded by Season Smart) and, with respect to Season Smart, such shares of Class A Common Stock do not exceed more than 10% of the outstanding shares of the Company. The A&R RRA Parties will also be entitled to participate in certain registered offerings by the Company, subject to certain limitations and restrictions. The Company will be required to pay certain expenses incurred in connection with the exercise of the registration rights under the A&R RRA.

Indemnification Agreements

In connection with the closing of the Business Combination, the Company entered into indemnification agreements with its directors and executive officers. Those indemnification agreements and the Amended and Restated Bylaws require the Company to indemnify all directors and officers to the fullest extent permitted by Delaware law against any and all expenses, judgments, liabilities, fines, penalties, and amounts paid in settlement of any claims. The indemnification agreements also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to the Company if it is found that such indemnitee is not entitled to such indemnification under applicable law.

Shareholder Agreement

In connection with the Business Combination, the Company and FF Top entered into the Shareholder Agreement pursuant to which, among other things:

●	the Company and FF Top agreed on the initial composition of the Board;

●	so long as FF Top beneficially owns 5% of the voting power of the Company’s Common Stock, FF Top will have the right to nominate a number of directors to the Board proportional to its Common Stock ownership;

●	FF Top has certain rights to remove and replace its director designees; and

●	FF Top also has the right for its nominees to serve on each committee of the Board proportionate to the number of nominees it has on the Board, subject to compliance with applicable law and stock exchange listing rules.

Under the Shareholder Agreement, the Company and FF Top also agreed:

●	to take all reasonably necessary action (subject to applicable Board fiduciary duties) to cause the initial directors to be nominated for another one-year term at the Company’s first annual meeting following the closing of the Business Combination; and

●	that Ms. Susan Swenson, Mr. Edwin Goh, Mr. Brian Krolicki and Mr. Lee Liu shall be deemed to be FF Top’s designees for the Company’s first and second annual meetings following the closing of the Business Combination.

On September 23, 2022, the Company entered into a Heads of Agreement with FF Global and FF Top relating to certain governance matters, and the parties are in the process of negotiating an Amended and Restated Shareholder Agreement. See “– Heads of Agreement” below for more information. On October 3, 2022, Ms. Swenson tendered her resignation from her role as both Executive Chairperson and member of the Board effective immediately effective immediately. On October 28, 2022, Mr. Brian Krolicki tendered his resignation from the Board effective immediately.

FF Stockholder Lockup Agreements

Under the Merger Agreement, as a condition to receiving Class A Common Stock after the closing of the Business Combination in respect of their Legacy FF ordinary shares, Legacy FF’s stockholders were required to execute lockup agreements pursuant to which such stockholders must agree not to sell, transfer or take certain other actions with respect to such shares of Class A Common Stock for a period of 180 days after the closing of the Business Combination, subject to certain customary exceptions. Under the lock-up agreement entered into by the Vendor Trust. certain holders of Legacy FF notes payable and related party notes payable and certain warrant holders of Legacy FF, subject to certain limited exceptions, such parties agree that with respect to (a) 33% of the shares of Class A Common Stock received by such Legacy FF stakeholders in connection with the closing of the Business Combination, not to sell, transfer or take certain other actions with respect to such shares of Class A Common Stock for a period of 30 days after such closing (which expired on August 20, 2021), (b) 33% of the shares of Class A Common Stock received by such Legacy FF stakeholders in connection with such closing (which expired on September 19, 2021), not to sell, transfer or take certain other actions with respect to such shares of Class A Common Stock for a period of 60 days after such closing, and (c) the remaining 33% of the shares of Class A Common Stock received by such Legacy FF stakeholders in connection with the Business Combination, not to sell, transfer or take certain other actions with respect to such shares of Class A Common Stock for a period of 90 days after such closing. The shares of Class A Common Stock to be issued to FF employees on account of their reduced compensation will be subject to a vesting period of 90 days. The lock-up agreements expired as of January 17, 2022.

Sponsor Lockup Agreement

Under the Merger Agreement, as a condition to Legacy FF’s obligation to close the Business Combination, PSAC was required to deliver to Legacy FF a lockup agreement executed by the PSAC Sponsor pursuant to which the PSAC Sponsor agreed that (a) 50% of the shares of PSAC common stock held by the PSAC Sponsor will not be sold, transferred or otherwise disposed of for a period ending the earlier of (i) the one year anniversary of the closing of the Business Combination (or July 21, 2022), and (ii) the date on which the closing price of shares of PSAC common stock on the principal securities exchange or securities market on which such shares are then traded equals or exceeds $12.50 per share for any 20 trading days within any 30 trading day period after the closing of the Business Combination; and (b) the other 50% of the shares of PSAC common stock held by the PSAC Sponsor will not be sold, transferred or otherwise disposed of for a period ending earlier of (i) the one year anniversary of the closing of the Business Combination (or July 21, 2022) and (ii) the date on which PSAC completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of PSAC’s stockholders having the right to exchange their shares for cash, securities or other property.

Governance Agreement with FF Top and FF Global

As previously disclosed, beginning in June 2022 the Company was party to a dispute with FF Global, its largest stockholder, over various terms of the Shareholder Agreement (as then in effect), including relating to FF Global’s right to remove its designees from the Board. On September 23, 2022, the Company entered into the Heads of Agreement with FF Global and FF Top, pursuant to which, effective as of September 23, 2022, the Company (a) increased the size of the Board from nine to ten, (b) appointed Mr. Adam (Xin) He to fill the vacancy resulting from such increase in the size of the Board until the 2022 AGM, (c) appointed Mr. He to the Audit Committee and the Nominating and Corporate Governance Committee of the Board and (d) agreed to not remove Mr. He from either committee prior to the 2022 AGM. Pursuant to the Heads of Agreement, FF Top and FF Global caused all actions in the Court of Chancery of the State of Delaware, and any other forum, filed by FF Top, FF Global and/or any of their respective controlled affiliates as of the effective date of the Heads of Agreement, naming the Company or any of its directors or officers, to be dismissed without prejudice as of September 27, 2022.

Pursuant to the Heads of Agreement, the Company, FF Global and FF Top agreed to the following matters, and have further agreed to work expeditiously, cooperatively and in good faith to draft, negotiate, execute and deliver definitive documentation, including an amendment to the Shareholder Agreement by no later than December 9, 2022 (or such later date as may be agreed by the Company, FF Global and FF Top in writing), with the Heads of Agreement constituting the binding agreement of the parties with respect to such matters unless and until such further definitive documentation is entered into:

●	the resignation of the Company’s Executive Chairperson, Ms. Susan Swenson, from all non-director positions at the Company and all Board leadership and Board committee positions, upon the Company receiving $13.5 million in funding that is immediately available for the Company’s general use (which was satisfied upon the funding of the initial $10.0 million tranche of SPA Notes to Senyun on October 27, 2022). It was also agreed that Ms. Swenson would not thereafter seek or accept new non-director positions at the Company;

●	the reinstitution of the former FF Transformation Committee, a management committee that will discuss business matters being undertaken by the Company (the committee will not have any decision-making authority) and be comprised of the Company’s Global Chief Executive Officer (Mr. Xuefeng Chen), Founder/Chief Product and User Ecosystem Officer and Founder Advisor to the Board (Mr. Yueting Jia), Interim Chief Financial Officer (Ms. Yun Han), the Acting General Counsel and other senior leadership team members invited by members of the FF Transformation Committee from time to time, with Mr. Jerry Wang (an FF Top designee) being given committee observer status subject to certain customary non-disclosure and confidentiality agreements; and

●	subject to the Company having entered into definitive agreements providing for at least $85.0 million of additional or (in certain circumstances, accelerated) financing commitments in the aggregate and having received funding of at least $35.0 million immediately available for the Company’s general use in connection therewith (it being understood that the $15.0 million of aggregate Third Bridge Note and Fourth Bridge Note commitments (each as defined below) shall be excluded from the $85.0 million and $35.0 million thresholds) (the “Implementation Condition”):

●	the Company will call, convene, hold and complete the 2022 AGM on the earliest date permitted under Delaware law and applicable Nasdaq and SEC requirements;

●	the size of the Board will be reduced to seven members effective with the directors to be elected at the 2022 AGM; the following individuals will be nominated for election to the Board and included on the Board’s recommended slate at the 2022 AGM: (a) Dr. Carsten Breitfeld, (b) three directors selected by FF Top, at least one of whom will be an independent director, and (c) three independent directors selected by a committee, consisting of Mr. He (the designee from the Nominating and Corporate Governance Committee of the Board reasonably acceptable to FF Top), the Global CEO and Mr. Tin Mok (the individual designated by FF Top and reasonably acceptable to the Company) (the “Selection Committee”), from a pool of candidates recruited with the assistance of an executive search firm;

●	no re-nomination of existing directors of the Company (other than Mr. He) at the 2022 AGM without the consent of the Selection Committee;

●	FF Top’s right to maintain three FF Top-nominated directors on the Board through the Company’s 2026 annual general meeting of stockholders (subject to certain conditions) and thereafter the right to nominate directors to the Board based on the formula in the Shareholder Agreement between the Company and FF Top, in each case as long as FF Top maintains a Shareholder Share Percentage (as defined in the Shareholder Agreement) of at least five percent (5%); and

●	the resignation of Ms. Swenson and Mr. Brian Krolicki as directors of the Company. It was also agreed that (i) Ms. Swenson and Mr. Krolicki would not thereafter seek or accept re-appointment, re-nomination or re-election to the Board and (ii) that following their resignations from the Board, their seats would be left empty until the 2022 AGM (which would result in the Company having an eight person Board until the 2022 AGM).

As of November 30, 2022, the Company had received $80.0 million in financing commitments towards satisfaction of the Implementation Condition, $19.5 million of which has been funded and immediately available for the Company’s general use as of such date.

On October 3, 2022, Ms. Swenson tendered her resignation from her role as both Executive Chairperson and member of the Board effective immediately. On October 28, 2022, Mr. Brian Krolicki tendered his resignation from the Board effective immediately.

Mutual Release

On September 23, 2022, the Company entered into a Mutual Release (the “Mutual Release”) with FF Global, its executive committee members and their controlled affiliates, FF Global’s controlled affiliates (including FF Top), and the directors of the Company and their controlled affiliates (collectively, and together with the Company, the “Release Parties”), pursuant to which the Release Parties agreed to a mutual release of claims and to settle various matters among them, including with respect to any differences that arose out of the Company directors’ service as a director, employee, officer or manager of the Company up through and including the date of the Mutual Release, subject to customary exceptions.

Voting Agreements by FF Top Holding LLC and Season Smart Ltd.

On September 23, 2022, the Company entered into a letter agreement with each of FF Top (the “FF Top Voting Agreement”) and Season Smart, an indirect subsidiary of China Evergrande Group (“Evergrande”) (the “Season Smart Voting Agreement”), the two largest holders of Common Stock, pursuant to which each of FF Top and Season Smart has agreed to vote, with respect to all shares of Company voting stock over which such party has voting control, in favor of any resolution presented to the stockholders of the Company at a stockholders’ meeting to approve, among other things:

●	the issuance, in the aggregate, of more than 19.999% of the number of shares of Common Stock (under Nasdaq Rule 5635(d)) as a result of:

●	the issuance of up to (x) $57.0 million in principal amount of senior secured Tranche A convertible notes at a conversion price of not below $1.05 per share of the Class A Common Stock for $27.0 million, and the remainder ($30.0 million) at a conversion price of not below $2.69 per share of the Class A Common Stock, (y) $57.0 million in principal amount of senior secured Tranche B convertible notes at a conversion price of not below $1.05 per share of the Class A Common Stock for $27.0 million, and the remainder ($30.0 million) at a conversion price of not below $2.69 per share of the Class A Common Stock, and (z) 26,822,724 shares of the Class A Common Stock upon the exercise of associated warrants, in each case, pursuant to the SPA (as then amended) and subject to the full-ratchet anti-dilution and most favored nation protections therein;

●	the issuance of up to 73,675,656 shares of the Class A Common Stock upon the exercise of all previously issued convertible notes and warrants of the Company;

●	the issuance of up to $60.0 million in principal amount of senior secured convertible notes pursuant to the Joinder by Senyun International Ltd. and/or its affiliates; and

●	an increase to the number of authorized shares of Common Stock to 900.0 million

In addition, each of FF Top and Season Smart have agreed in their respective voting agreements that, subject to the consent of such FF Top and Season Smart (with respect to each such party’s respective voting agreement), which consent is not to be unreasonably withheld, conditioned or delayed, the Company may seek to further increase the number of authorized shares of Company Common Stock to, up to a maximum of 1.5 billion shares and such party agrees to vote all shares with respect to which it has voting power in favor of any resolutions presented to stockholders to effect such increase in the number of authorized shares.

On October 22, 2022, the Company and FF Top agreed to an amendment (the “FF Top Amendment”) to the FF Top Voting Agreement. Pursuant to the FF Top Amendment, FF Top (i) reaffirmed its commitment under the FF Top Voting Agreement, in light of the maturity date extension of the SPA Notes, to vote all of its shares of Company voting stock in favor of the resolution to be presented to the FFIE stockholders at the November 3, 2022 special meeting to approve the issuance, in the aggregate, of more than 19.99% of the issued and outstanding shares of Company Common Stock underlying the various SPA Notes and SPA Warrants issued and issuable pursuant to the Financing Documents; (ii) revised the condition precedent to FF Top’s voting obligations that the Company comply in all material respects with its obligations pursuant to the Heads of Agreement and any definitive documentation contemplated by the Heads of Agreement to only apply to the period from and after October 22, 2022; and (iii) extended the deadline to November 11, 2022 (which was subsequently extended to December 9, 2022) for the Company and FF Top to enter into an amendment to the Shareholder Agreement between FF Top and the Company and other definitive documentation contemplated by the Heads of Agreement (provided that the failure of such amendment and other definitive documentation to be executed by such date will not, in and of itself, release FF Top from its voting obligations under the FF Top Voting Agreement).

FF Top’s obligations pursuant to the FF Top Amendment are conditioned on (i) the appointment of Mr. Chad Chen (or a substitute nominee, as applicable) to the Board as the fourth FF Top designee no later than October 27, 2022 (provided that Mr. Chad Chen or a substitute nominee, as applicable, is reasonably acceptable to the Nominating and Corporate Governance Committee of the Board with respect to the Nasdaq independence rules and legal compliance and criminal compliance) (provided that if Mr. Chad Chen is not so reasonably acceptable to the Nominating and Corporate Governance Committee of the Board, then FF Top will be permitted to nominate another individual to the Board); and (ii) constructive engagement by Mr. Adam (Xin) He, the Chairman of the Board, directly with representatives with FF Top on certain additional governance and management matters and, to the extent the Chairman of the Board so determines, in his discretion, such matters will be put to a discussion and a vote of the full Board. On October 27, 2022, Mr. Chad Chen was appointed to the Board.

FF Top’s and Season Smart’s obligations pursuant to their respective voting agreements are also conditioned on the accuracy of certain representations, compliance by the Company with certain covenants and the satisfaction of certain conditions, in each case as further set forth in the applicable voting agreement. Such conditions include, among others, satisfaction of the Implementation Condition (defined above under the Heads of Agreement), the occurrence of the obligations set forth in the Heads of Agreement with respect to Ms. Swenson and Mr. Krolicki and, in the case of Season Smart, the execution of the further definitive documentation contemplated by the Heads of Agreement by no later than October 7, 2022 (which condition has not been satisfied or waived).

The Company also agreed in the FF Top Voting Agreement and the Season Smart Voting Agreement that FF Top may vote its shares of Company Common Stock in favor of each of the Krolicki and Swenson removal proposals (if any), that neither FF Top nor the Company has any obligation to nominate or reappoint Mr. Krolicki or Ms. Swenson to the Board at any time following their resignation or removal for any reason, that neither Mr. Krolicki nor Ms. Swenson shall be re-appointed or re-nominated to the Board following their resignation or removal and that neither Mr. Krolicki nor Ms. Swenson shall be (re)hired, (re)engaged or (re)appointed to any position at the Company following their resignation or removal from their respective non-Board roles (if any) at the Company. On October 3, 2022, Ms. Swenson tendered her resignation from her role as both Executive Chairperson and member of the Board effective immediately. On October 28, 2022, Mr. Brian Krolicki tendered his resignation from the Board effective immediately.

At a special meeting of FFIE stockholders held on November 3, 2022, FFIE stockholders approved the following three proposals: (1) a proposal to approve, as is required by the applicable Nasdaq rules and regulations, transactions involving notes and warrants issued to ATW Partners LLC, RAAJJ Trading LLC, Daguan International Limited and/or their affiliates as committed under the SPA, the Joinder and the Third Amendment, including the issuance of any shares in excess of 19.99% of the issued and outstanding shares of the Common Stock; (2) a proposal to increase FFIE’s total authorized shares from 825,000,000 to 900,000,000 (the “Share Authorization Proposal”); and (3) a proposal to approve an amendment to the Amended and Restated Charter to effect a reverse stock split of the Common Stock by a ratio of any whole number in the range of 1-for-2 to 1-for-10, and a corresponding reduction in the number of authorized shares of Common Stock (after adjustment of the number of authorized shares, if applicable, resulting from stockholder approval of the Share Authorization Proposal), with such ratio to be determined in the discretion of the Board and with such action to be effected at such time and date, if at all, as determined by the Board within one year after the conclusion of such special meeting of stockholders.

Certain Relationships and Related Person Transactions — PSAC

Founder Shares

On February 11, 2020, the PSAC Sponsor purchased an aggregate of 5,750,000 Founder Shares for an aggregate price of $25,000. The Founder Shares included an aggregate of up to 750,000 shares subject to forfeiture by the PSAC Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the PSAC Sponsor would collectively own 20% of PSAC’s issued and outstanding shares after the initial public offering. As a result of the underwriters’ election to partially exercise their over-allotment option on July 31, 2020 and the expiration of the remaining over-allotment option, 5,608 Founder Shares were forfeited, resulting in there being 5,744,392 Founder Shares issued and outstanding.

The PSAC Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until (1) with respect to 50% of the Founder Shares, the earlier of one year after the completion of a business combination and the date on which the closing price of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after a business combination and (2) with respect to the remaining 50% of the Founder Shares, one year after the completion of a business combination, or earlier, in either case, if, subsequent to a business combination, PSAC completes a liquidation, merger, stock exchange or other similar transaction which results in all of PSAC’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

Private Units

Contemporaneously with the closing of the initial public offering and the exercise of the overallotment option, the PSAC Sponsor purchased an aggregate of 483,420 private units in a private placement at a price of $10.00 per private unit. Each private unit consists of one share of Common Stock and one Warrant (“Private Warrant”). The private units were identical to the units sold in the initial public offering except that the Private Warrants: (i) will not be redeemable by PSAC and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchasers or any of their permitted transferees. If the Private Warrants are held by holders other than the initial purchasers or any of their permitted transferees, the Private Warrants will be redeemable by PSAC and exercisable by the holders on the same basis as the warrants included in the units sold in the initial public offering.

Advances

The PSAC Sponsor advanced PSAC an aggregate of $75,000 to cover expenses related to the initial public offering. The advances were non-interest bearing and due on demand. The outstanding advances of $75,000 were repaid upon the consummation of the initial public offering on July 24, 2020.

Promissory Notes

On February 14, 2020, PSAC issued an unsecured promissory note to the PSAC Sponsor (the “Promissory Note”), pursuant to which PSAC may borrow up to an aggregate principal amount of $150,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2020, (ii) the consummation of the initial public offering or (iii) the date on which PSAC determines not to proceed with the initial public offering. The outstanding balance under the Promissory Note of $133,000 was repaid upon the consummation of the initial public offering on July 24, 2020.

On February 28, 2021, PSAC issued an unsecured promissory note to the PSAC Sponsor pursuant to which PSAC may borrow up to an aggregate principal amount of $500,000 and on June 7, 2021 and July 8, 2021 PSAC issued another unsecured promissory note to the PSAC Sponsor pursuant to which PSAC may borrow up a further $200,000 and $100,000, respectively (the “Promissory Notes”). The Promissory Notes are non-interest bearing. At the closing of the Business Combination, all of the unpaid balance of the notes were converted into units consisting of one share of Class A Common Stock and one warrant to purchase a share of Class A Common Stock at $10.00 per unit.

Subscription Agreements

In connection with the execution of the Merger Agreement, PSAC entered into separate Subscription Agreements with certain accredited investors or qualified institutional buyers (collectively, the “Subscription Investors”) concurrently with the execution of the Merger Agreement on January 27, 2021. The Subscription Agreements require PSAC to use commercially reasonable efforts to have an effective shelf registration statement registering the resale of the shares of PSAC common stock held by the Subscription Investors within 60 calendar days (or 90 calendar days if the SEC notifies PSAC that it will review the registration statement) following the closing of the Business Combination.

Agreement with Riverside Management Group

PSAC entered into a transaction services agreement, dated as of October 13, 2020 (and amended on October 26, 2020), pursuant to which Riverside Management Group (“RMG”) provided consulting and advisory services in connection with the Business Combination in exchange for (i) $10.0 million in cash from PSAC at the closing of the Business Combination, (ii) 1,697,500 shares of Class A Common Stock with an equal amount of shares of common stock in PSAC being forfeited by the PSAC Sponsor for no consideration immediately prior to the closing of the Business Combination, and (iii) Class A Common Stock issued by FF immediately after the closing of the Business Combination having a value equal to $6.9 million, with an attributed value of $10.00 per share of Class A Common Stock (the “Original RMG Agreement”). On July 18, 2021, PSAC entered into an omnibus transaction services fee agreement and acknowledgement with the PSAC Sponsor, FF, RMG and Philip Kassin, Robert Mancini and James Carpenter (each, a “Service Provider” and, collectively, the “Service Providers”), as subsequently amended by an amendment entered into on July 21, 2022, pursuant to which (i) the Service Providers, together with such other service providers, who assisted the Service Providers as identified by the Service Providers, replaced RMG as the recipients of the cash and share compensations under the Original RMG Agreement and (ii) the Company agreed to issue, and subsequently issued on July 22, 2022, 2,387,500 shares of Class A Common Stock in the aggregate to the Service Providers and such other service providers as identified by the Service Providers in full consideration of certain consulting and advisory services provided by RMG in connection with the Business Combination.

Certain Relationships and Related Person Transactions — Legacy FF

Restructuring Agreement with Evergrande

In November 2017, Legacy FF received a commitment from Season Smart to provide $2.0 billion in funding, subject to certain conditions, in exchange for a 45% preferred equity stake in Legacy FF. Evergrande initially funded $800.0 million in 2018, and the terms of the agreement provided that the remaining $1.2 billion would be contributed by the end of 2019 and 2020, subject to certain conditions.

After a dispute among Legacy FF, Season Smart and certain of their affiliates regarding, among other things, whether certain conditions to Season Smart’s requirement to provide additional funding were satisfied, on December 31, 2018, Legacy FF, Season Smart and certain of their affiliates entered into a restructuring agreement pursuant to which Season Smart’s preferred equity interest in Legacy FF was restructured and reduced to 32% preferred equity stake in Legacy FF and the Legacy FF affiliated parties and Season Smart affiliated parties released one another and their respective affiliates from certain claims (including Season Smart’s obligation to make additional investments in Legacy FF) (the “Restructuring Agreement”). In addition, the Restructuring Agreement provided that Legacy FF may at any time before December 31, 2023 redeem, in part or in whole, the Legacy FF shares held by Season Smart at a predetermined redemption price. The Restructuring Agreement also provided that, among other matters, (i) Season Smart agreed that Legacy FF could enter into new equity financing arrangements without Season Smart’s approval so long as the valuation for such equity financing is not less than a specified threshold; (ii) Season Smart agreed to acquire Evergrande FF Holding (Hong Kong) Limited, which was previously a wholly-owned subsidiary of Legacy FF and owned certain Chinese assets of Legacy FF; and (iii) Legacy FF revised its memorandum and articles of association to provide Season Smart with certain rights. Certain Season Smart approval rights under the Restructuring Agreement were terminated at the closing of the Business Combination under the transaction support agreement signed by Season Smart with PSAC and Legacy FF on January 27, 2021.

Borrowings from Related Parties

Related Party Notes Payable

Prior to the Business Combination, FF funded its operations and capital needs primarily through the proceeds received from capital contributions and the issuance of related party notes payable and notes payable. The notes payable and equity were significantly funded by entities controlled or previously controlled by Mr. Yueting Jia, the founder and Chief Product and User Ecosystem Officer of the Company. As of December 31, 2021 and 2020 the outstanding principal balance of FF’s related party notes payable was $13.7 million and $332.4 million, respectively.

Evergrande Note Payable

Pursuant to the Restructuring Agreement, an affiliate of Evergrande provided a note payable in the principal amount of $10.0 million to Legacy FF, which was drawn in January 2019. Mr. Jia provided a personal guarantee for this loan. The loan bears interest at an annual rate of 10% if repaid by June 30, 2019, and increases to 15% per annum thereafter. The loan matured on June 30, 2019. In conjunction with the closing of the Business Combination, the Company settled the note payable by repaying the outstanding principal and accrued interest in full.

CYM Tech Holdings LLC Notes Payable

On March 30, 2018, Legacy FF issued: (a) a note payable with an original principal amount of $212.0 million (“$212.0M Note”) to Faraday & Future (HK) Limited (“F&F HK”), a private Hong Kong company previously controlled by Mr. Jia and currently owned and controlled by Mr. Jia’s cousin and (b) a note payable with an original principal amount of $66.9 million (“$66.9M Note”) to Leview Mobile HK Limited (“Leview HK”), a private Hong Kong company controlled by Mr. Jia. In addition, between December 2017 to July 2018, Legacy FF issued multiple promissory notes in an original aggregate principal amount of $28.9 million (collectively, the “$28.9M Notes”) to Beijing Bairui Culture Media Co., Ltd. (“Bairui”), an entity previously controlled by Mr. Jia. The $212.0M Note, $66.9M Note and $28.9M Notes are collectively referred to as the “CYM Notes.” The CYM Notes accrued simple interest rate at 12% per annum. The maturity date of the CYM Notes was extended from December 31, 2019 to June 30, 2021.

On August 28, 2020, (i) Leview HK transferred all of its rights, interests and title in and to the $66.9M Note to F&F HK in exchange for F&F HK’s issuance of a note covering an equivalent amounts to Leview HK (such transfer, the “$66.9M Note Transfer”) and (ii) Bairui transferred all of its rights, interests and title in and to the $28.9M Notes to F&F HK in exchange for F&F HK’s issuance of a note covering an equivalent amounts to Bairui (such transfer, the “$28.9M Notes Transfer”). On August 28, 2020 and immediately following the $66.9M Note Transfer and the $28.9M Notes Transfer, F&F HK transferred all of its rights under the CYM Notes to CYM Tech Holdings LLC, a Delaware limited liability company and wholly-owned subsidiary of F&F HK (“CYM”) in exchange for CYM’s issuance of a note covering an equivalent amount to F&F HK.

Matthias Aydt, an officer of the Company, and Chaoying Deng, former Chief of Staff and Corporation Operations of the Company, each holds 50% of the issued and outstanding equity interests of CYM of record for the benefit of F&F HK. They also serve as the sole managers of CYM. As of December 31, 2020, Legacy FF repaid $67.2 million of the principal and $36.2 million of accrued interest under the CYM Notes. On May 13, 2021, principal amounts of $90.9 million and accrued interest of $43.5 million of the CYM Notes, was converted into shares of Legacy FF convertible preferred stock and on July 21, 2021, such shares of Legacy FF convertible preferred stock were converted into 10,888,580 shares of Class A Common Stock in connection with the closing of the Business Combination. On July 21, 2021 just prior to such closing, principal amounts of $130.5 million and accrued interest of $29.9 million of the CYM Notes, was converted into 11,566,196 shares of Class A Common Stock. Pursuant to the Business Combination, the remaining $19.2 million principal amount was converted into 1,919,567 shares of Class A Common Stock.

Employee Notes Payable

On April 5, 2017, Legacy FF issued a note payable with a principal amount of $0.7 million (the “$0.7M Note”) to Meng Wu, the former executive director of a wholly-owned subsidiary of Legacy FF. The $0.7M Note did not accrue interest. The maturity date of the $0.7M Note was extended from October 2, 2017 to June 30, 2021. At the closing of the Business Combination, the Company settled this note by converting the outstanding principal balance and accrued interest into shares of Class A Common Stock.

In February 2020, Legacy FF borrowed $1.4 million from Chaoying Deng. This loan accrued interest at 8.99%. At the closing of the Business Combination, the Company settled this note by paying cash and converting the outstanding principal balance and accrued interest into shares of Class A Common Stock.

Pacific Technology Note Payable

Between November 2019 and August 2020, Legacy FF borrowed $10.6 million from Pacific Technology Holding LLC (“Pacific Technology”), which indirectly holds approximately 27.7% of FF’s outstanding voting power on a fully-diluted basis as of the date hereof, which loans accrued interest at rates from 6.99% to 8%. At the closing of the Business Combination, the Company settled this note by paying cash and converting the outstanding principal balance and accrued interest into shares of Class A Common Stock

Related Party Notes - NPA Tranche

On April 29, 2019, Legacy FF entered into a note purchase agreement (as amended, restated and otherwise modified from time to time, the “Note Purchase Agreement”) with certain purchasers, U.S. Bank National Association, as the notes agent, and Birch Lake Fund Management, LP as the collateral agent. The principal amount of notes that may be issued under the Note Purchase Agreement was $200.0 million. The notes issued under the Note Purchase Agreement bore interest at 10%, payable at the maturity date of the note. All notes issued under the Note Purchase Agreement were collateralized by a first lien, with second payment priority, on substantially all tangible and intangible assets of the borrowers and guarantors. The notes under the Note Purchase Agreement were subject to representations, warranties, and covenants and were initially scheduled to mature on October 31, 2019. In October 2020, Legacy FF obtained an extension of the maturity date of the notes under the Note Purchase Agreement to October 6, 2021. In connection with the Business Combination, the principal amount of the loans, amounting to $27.7 million, were repaid in cash, with accrued interest and conversion premiums totaling $11.3 million converted into shares of Class A Common Stock.

One of the note purchasers party to the Note Purchase Agreement was Royod LLC (“Royod”), an entity wholly owned by Raymond Dong, an employee in the User Ecosystem Strategy and Operations department of FF, whose loan to Legacy FF was funded by Ocean View Drive, Inc. (“Ocean View”), an entity formerly controlled by Mr. Jia and now wholly owned by the spouse of Ruokun Jia, who is the former Assistant Treasurer of the Company. In April 2019, Legacy FF executed a joinder agreement to the Note Purchase Agreement with Royod for a convertible note payable with total principal of $8.6 million (the “Royod Note”). The convertible note payable originally matured on May 31, 2020. The interest rate, collateral, and covenants were the same as the Note Purchase Agreement. Upon certain events, Royod may elect to convert all of the outstanding principal and accrued interest of the note payable plus a 20% premium.

Another of the note purchasers party to the Note Purchase Agreement was Warm Time Inc. (“Warm Time”), an entity that was previously a landlord of FF, and it serves as the conduit for certain loans from Ocean View to Legacy FF. In May 2019, Legacy FF executed a joinder agreement to the Note Purchase Agreement with Warm Time for a note payable with total principal of $0.9 million (the “Warm Time Note”). The note payable originally matured on March 6, 2020. The interest rate, collateral, and covenants were the same as the Note Purchase Agreement.

Another of the note purchasers party to the Note Purchase Agreement was Chui Tin Mok, Executive Vice President, Head of User Ecosystem of the Company. In May 2019, Legacy FF executed a joinder agreement to the Note Purchase Agreement with Chui Tin Mok for a convertible note payable with total principal of $1.7 million (the “Tin Mok Note”). The note payable matured on May 31, 2020 and the interest rate, collateral, and covenants are the same as the Note Purchase Agreement. Upon certain events, Chui Tin Mok may elect to convert all of the outstanding principal and accrued interest of the note payable plus a 20.00% premium into shares of stock.

Another of the note purchasers party to the Note Purchase Agreement was Ever Trust LLC (“Ever Trust”), an entity wholly owned by Luetian Sun, an employee in the Global Capital Markets department of FF. In July 2019, Legacy FF executed a joinder agreement to the Note Purchase Agreement with Ever Trust for a convertible note payable with total principal of $16.5 million (the “Ever Trust Note”). The note payable originally matured on May 31, 2020 and the interest rate, collateral, and covenants are the same as the Note Purchase Agreement. Upon certain events, Ever Trust may elect to convert all of the outstanding principal and accrued interest of the note payable plus a 20.00% premium into shares of stock. The note was funded by FF Global, who borrowed its funding from certain of its members, all of whom are active and former executives or employees of the Company, and (i) all of these members (except for Chaoying Deng) in turn borrowed their fundings from Dream Sunrise LLC, who in turn borrowed its funding from Capable Consulting and (ii) Chaoying Deng borrowed her funding from Grand Sky Tech LLC, an entity wholly owned by her sister and on behalf of which she has full authority to sign and act. At the closing of the Business Combination, the Company settled this note by paying the principal amount in cash and converting the interest accrued thereon into shares of Class A Common Stock.

At the closing of the Business Combination, the Company settled the Royod Note, the Warm Time Note, the Tin Mok Note, and the Ever Trust Note paying cash and converting the outstanding principal balance and accrued interest into shares of Class A Common Stock.

Chinese Related Party Notes Payable

As of December 31, 2022, the related party notes payable outstanding principal was $13.5 million, $9.3 million was due on demand to Chongqing Leshi Small Loan Co., Ltd. and bore an annual interest rate of 18%. The remaining amounts are due on demand to various other Chinese related party notes payable holders and bear a 0% coupon. Interest at a rate of 10% is imputed on these related party notes payable as the interest rates prescribed by the respective agreements are below market rates.

Warm Time Note Payable

In March 2019, Legacy FF borrowed $1.5 million through a note payable from Warm Time. The note was funded by FF Global, who borrowed its funding from certain of its members, who in turn borrowed their fundings from Royod and who in turn borrowed its funding from Ocean View. The note originally matured on March 6, 2020, bore interest at 8.99% per annum, had no covenants and was unsecured. At the closing of the Business Combination, the Company settled this note by converting the outstanding principal balance and accrued interest into shares of Class A Common Stock.

Ocean View Drive Notes Payable

From 2017 to 2020, Ocean View issued notes payable with an aggregate original principal of $26.4 million to Legacy FF. These notes had a principal balance of $8.4 million immediately prior to the closing of the Business Combination. At such closing, the Company settled these notes by converting the outstanding principal balance and accrued interest into shares of Class A Common Stock.

Capable Consulting Notes Payable

In 2019, Legacy FF entered into a right of first refusal arrangement for FF 91 vehicles with Capable Consulting LLC (“Capable Consulting”), an entity originally formed and wholly owned by the brother-in-law of Ruokun Jia, pursuant to which Capable Consulting paid a deposit in the amount of $11.6 million. In 2020, the deposit was converted into a note payable. At the closing of the Business Combination, the Company settled this note by converting the outstanding principal balance and accrued interest into shares of Class A Common Stock.

Current and Former Employees’ Transactions with Ocean View, Dream Sunrise LLC and Capable Consulting LLC

The following executives of the Company are party to the following transactions with Ocean View:

●	Mr. Jia leases three real properties (including the Rancho Palos Verdes Properties that he in turn subleased to Warm Time) from Ocean View by paying a monthly rent of approximately $42.0 thousand and borrowed an aggregate of $3.0 million from Ocean View in 2018 and 2019, which loans were subsequently transferred to Founding Future Creditors Trust;

●	Chui Tin Mok borrowed $2.54 million from Ocean View in August 2018, which loan remains outstanding as of December 31, 2021;

●	Chaoying Deng borrowed $304.0 thousand from Ocean View in 2018, which loan remains outstanding as of December 31, 2021;

●	Ruokun Jia, who is Mr. Jia’s nephew, loaned approximately $1.0 million to Ocean View in 2020, which loan remains outstanding as of December 31, 2021; and

●	Jiawei (Jerry) Wang, former Vice President, Global Capital Markets of the Company and now President of FF Global and who is Mr. Jia’s nephew, had various loan transactions with Ocean View from 2017 through 2022, among which the loans from Ocean View to Jerry Wang remain outstanding as of December 31, 2021, and Jerry Wang and Ocean View also cross-guarantee loans borrowed by each other from third parties.

Additionally, Chaoying Deng borrowed $10,500 from Dream Sunrise in October 2020, which loan remains outstanding as of December 31, 2021 and Ruokun Jia has been providing financial consulting services to Dream Sunrise LLC and Capable Consulting through his arrangement with a China based company since 2019.

Rancho Palos Verdes Real Property Leases

FF U.S. leased two real properties, located at 7 Marguerite Drive, Rancho Palos Verdes, CA 90275 and 19 Marguerite Drive, Rancho Palos Verdes, CA 90275 (the “Rancho Palos Verdes Properties”), from Warm Time from January 1, 2018 through March 31, 2022. Warm Time in turn leased the Rancho Palos Verdes Properties from Mr. Jia. The Rancho Palos Verdes Properties were used by the Company to provide long-term or temporary housing to employees of the Company (including Dr. Carsten Breitfeld, former Global CEO of the Company) and the Company paid Warm Time a monthly amount of $71 thousand for rent and certain services, including catering, room services and organization of meetings, external gatherings and events, for these two properties. The aggregate amount paid by Legacy FF to Warm Time for calendar years ended December 31, 2021, 2020 and 2019 were $1.7 million, $330 thousand and $639 thousand, respectively.

Procedures with Respect to Review and Approval of Related Person Transactions

Following the consummation of the Business Combination, the Board adopted a policy with respect to the review, approval and ratification of related person transactions. Under the policy, FF’s Audit Committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, the Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, the policy requires the Audit Committee to consider, among other factors it deems appropriate:

●	the related person’s relationship to FF and interest in the transaction;

●	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

●	the impact on a director’s or a director nominee’s independence in the event the related person is a director or director nominee or an immediate family member of the director or director nominee;

●	the benefits to FF of the proposed transaction;

●	if applicable, the availability of other sources of comparable products or services; and

●	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, FF’s best interests and those of FF’s stockholders, as the Audit Committee determines in good faith.

In addition, under FF’s Code of Business Conduct and Ethics, FF’s employees, officers, directors and director nominees have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of Common Stock, as of November 17, 2022 for (1) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (2) each member of the Board, (3) each of our named executive officers and (4) all of the members of the Board and our executive officers, as a group. As of November 17, 2022, there were outstanding 386,256,244 shares of Class A Common Stock, 64,000,588 shares of Class B Common Stock, and 168,200,386 outstanding warrants to purchase shares of Class A Common Stock, consisting of 23,375,988 warrants (the “Public Warrants”) originally issued in the initial public offering of PSAC, 276,131 Private Warrants, 42,254,623 ATW NPA Warrants, 15,493,456 warrants issued in a private placement on August 5, 2021 to Ares Capital Corporation and affiliated entities pursuant to a note purchase agreement with Legacy FF (“Ares NPA Warrants”) and 86,800,188 SPA Warrants.

The beneficial ownership percentages set forth in the table below are based on 450,256,832 shares of Common Stock issued and outstanding as of November 17, 2022 (including for this purpose, 64,000,588 shares of Class A Common Stock issuable upon conversion of 64,000,588 shares of Class B Common Stock held by FF Top, all as issued and outstanding shares as of November 17, 2022) and do not take into account the issuance of any shares of Class A Common Stock upon the exercise of warrants to purchase up to 168,200,386 shares of Class A Common Stock that remain outstanding, the exercise of any of the 36,763,230 outstanding options and vesting of 14,787,899 unvested RSUs (both as of November 17, 2022), or the conversion of any of the outstanding convertible notes. In computing the number of shares of Common Stock beneficially owned by a person, we deemed to be outstanding all shares of Common Stock subject to warrants and stock options held by the person that are currently exercisable or may be exercised within 60 days of November 17, 2022. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of the security, or “investment power”, which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Common Stock. Unless otherwise indicated, the business address of each person listed in the table below is c/o Faraday Future Intelligent Electric Inc., 18455 S. Figueroa Street, Gardena, California 90248.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock
Five Percent Holders:
Season Smart Limited (1)	66,494,117	14.8%
FF Top Holding LLC (2)	116,586,162	25.9%
Senyun International Ltd. (3)	25,333,333	5.6%
Founding Future Creditors Trust (4)	19,901,731	4.4%
Directors and Executive Officers
Matthias Aydt+ (5)	430,978	*
Dr. Carsten Breitfeld (6)**	1,096,090	*
Chad Chen***	—	—%
Xuefeng (XF) Chen**	141,301	*
Edwin Goh	—	—%
Yun Han (7)****	344,828	—%
Adam (Xin) He*****	—	*
Lee Liu	—	—%
Chui Tin Mok (8)	911,923	*
Hong Rao (9)	263,282	*
Qing Ye (10)	286,393	*
All executive officers and directors as a group (11 individuals)	3,474,795	*

*	Less than 1%

**	Mr. Xuefeng (XF) Chen was appointed Global CEO effective as of November 27, 2022. On November 26, 2022, the Board removed Dr. Breitfeld as Global CEO. As of the date of this prospectus, Dr. Breitfeld continues to be a member of the Board; however, the Board has requested, and Dr. Breitfeld is expected to tender, his resignation from the Board in accordance with the Corporate Governance Guidelines. The Board expects to accept such resignation immediately upon being tendered. See “Management – Board Composition” for more information.

***	Mr. Chad Chen was appointed as a director of the Board as of October 27, 2022.

****	Ms. Yun Han was appointed as Chief Accounting Officer and Interim Chief Financial Officer of the Company on October 22, 2022, effective as of October 25, 2022.

*****	Mr. Adam (Xin) He has been appointed Interim Chairman of the Board, effective as of October 3, 2022.

(1)	Based on a Schedule 13D/A filed by Season Smart Limited (“Season Smart”) on September 27, 2022. Season Smart is an indirect subsidiary of China Evergrande Group, a Cayman company. China Evergrande Group holds its interest in Season Smart through a chain of entities, and China Evergrande Group’s direct and indirect subsidiaries through which it holds interest in Season Smart are New Garland Limited (a British Virgin Islands company) Global Development Limited (a Cayman company), Acelin Global Limited (a British Virgin Islands company), Evergrande Health Industry Holdings Limited (a British Virgin Islands company) and China Evergrande New Energy Vehicle Group Limited (a Hong Kong company) (collectively, the “Evergrande Entities”). Each Evergrande Entity, by reason of its ownership of the voting securities of the subsidiary below it in the ownership structure, has the right to elect or appoint a majority of the members of the governing body of that subsidiary and, therefore, to direct the management and policies of that subsidiary. Mr. Hui Ka Yan (“Mr. Hui”) is a controlling shareholder of China Evergrande Group, through his wholly-owned subsidiary, Xin (BVI) Limited (a British Virgin Islands company). Mr. Hui, by reason of his ownership of the voting securities of Xin (BVI) Limited, has the right to elect or appoint the members of the governing body of China Evergrande Group. As a result, each Evergrande Entity, Mr. Hui and Xin (BVI) Limited may be deemed to be the beneficial owner of the shares held of record by Season Smart.

(2)

Based on a Schedule 13D/A filed by FF Top Holding LLC (“FF Top”), Pacific Technology Holding LLC (“Pacific Technology”) and FF Global Partners LLC (“FF Global”), each a Delaware limited liability company (collectively, the “Reporting Persons”) on November 2, 2022. Includes (i) 51,404,885 shares of Class A Common Stock held by certain other stockholders FFIE over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top. Shares of Class B Common Stock are convertible into of Class A Common Stock of FFIE at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock. Pacific Technology is the managing member of FF Top, and FF Global is the managing member of Pacific Technology. FF Global is governed by its board of managers (the “FF Global Board of Managers”) consisting of five managers – Mr. Yueting Jia, Mr. Jerry Wang, Mr. Chui Tin Mok, Mr. Prashant Gulati and Ms. Chaoying Deng. A majority of the managers present at a meeting of the FF Global Board of Managers where there is a quorum is required to approve any actions of FF Global, including actions relating to the voting and disposition of shares of Common Stock by FF Top. Mr. Jia has influence over and may control the outcome of any actions taken by the FF Global Board of Managers through a series of familial and personal relationships that he has with the other managers on the FF Global Board of Managers.

(3)	Based on a Schedule 13G filed by Senyun International Ltd. (“Senyun”) filed November 23, 2022. Includes (i) 19,047,619 shares of Class A Common Stock issuable upon conversion of the SPA Notes based on a conversion price of $1.05 and (ii) 6,285,714 shares of Class A Common Stock issuable upon the exercise of the SPA Warrants. The business address of Senyun is 5 Canton Road, Rm. 1121, #11/F, Ocean Centre Harbour City, Hong Kong.

(4)	Based on a Schedule 13D filed by Founding Future Creditors Trust (“Creditor Trust”) on August 9, 2021. Includes 19,901,731 shares of Class A Common Stock. Creditor Trust also holds a 20% preferred membership interest in Pacific Technology but does not control the disposition of any shares of Class B Common Stock held directly or indirectly by Pacific Technology. Jeffrey D. Prol is the trustee of Creditor Trust (the “Trustee”). The Trustee, solely in his capacity as such and subject to the trust agreement that established and governs the Creditor Trust.

(5)	Includes options to acquire 375,085 shares of Class A Common Stock that have vested or will vest within 60 days of November 17, 2022.

(6)	Includes options to acquire 671,639 shares of Class A Common Stock that have vested or will vest within 60 days of November 17, 2022. On November 26, 2022, the Board removed Dr. Breitfeld as Global CEO.

(7)	Includes RSUs having a grant date fair value of $200,000, which have fully vested within 30 days of the effective date of Ms. Han’s appointment as Interim Chief Financial Officer.

(8)	Includes options to acquire 744,037 shares of Class A Common Stock that have vested or will vest within 60 days of November 17, 2022.

(9)	Includes options to acquire 250,585 shares of Class A Common Stock that have vested or will vest within 60 days of November 17, 2022.

(10)	Includes options to acquire 269,060 shares of Class A Common Stock that have vested or will vest within 60 days of November 17, 2022.

+	Does not include shares held of record by CYM Tech Holdings, LLC as a nominee for certain former lenders to FF. The managers of CYM Tech Holdings, LLC are Chaoying Deng and Matthias Aydt.

SELLING STOCKHOLDER

This prospectus relates to the possible resale from time to time by the Selling Stockholder of any or all of the shares of our Class A Common Stock that may be issued by us to the Selling Stockholder under the Purchase Agreement. For additional information regarding the issuance of our Class A Common Stock covered by this prospectus, see the section entitled “Committed Equity Financing” above. We are registering the shares of Class A Common Stock included in this prospectus pursuant to the provisions of the Purchase Agreement we entered into with the Selling Stockholder on November 11, 2022 in order to permit the Selling Stockholder to offer the shares included in this prospectus for resale from time to time.

The table below presents information regarding the Selling Stockholder and the shares of our Class A Common Stock that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Stockholder, and reflects holdings as of November 17, 2022. The number of shares in the column “Maximum Number of Shares of Class A Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of our Class A Common Stock that the Selling Stockholder may offer under this prospectus. The Selling Stockholder may sell some, all or none of its shares in this offering. We do not know how long the Selling Stockholder will hold the shares before selling them and, except as set forth in the section entitled “Plan of Distribution” in this prospectus, we are not aware of any existing arrangements between the Selling Stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our Class A Common Stock being offered for resale by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of our Class A Common Stock with respect to which the Selling Stockholder has voting and investment power. The percentage of shares of Class A Common Stock beneficially owned by the Selling Stockholder prior to the offering shown in the table below is based on an aggregate of 386,256,244 shares of our Class A Common Stock outstanding on November 17, 2022. Because the purchase price of the shares of our Class A Common Stock issuable under the Purchase Agreement is determined on the applicable Purchase Date with respect to a Purchase, the number of shares that may actually be sold by us under the Purchase Agreement may be fewer than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the Selling Stockholder pursuant to this prospectus.

	Number of Shares of Class A Common Stock Owned Prior to Offering		Maximum Number of Shares of Class A Common Stock to be Offered Pursuant to this	Number of Shares of Class A Common Stock Owned After Offering
Name of Selling Stockholder	Number(1)	Percent(2)	Prospectus	Number(3)	Percent(2)
YA II PN, Ltd. (4)	789,016	*	84,216,236	0	--

*	Represents beneficial ownership of less than 1%.

(1)	This number represents the shares of our Class A Common Stock we issued to the Selling Stockholder on November 23, 2022 as Commitment Shares in consideration for entering into the Purchase Agreement with us. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares that the Selling Stockholder may be required to purchase under the Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to conditions contained in the Purchase Agreement, the satisfaction of which are entirely outside of the Selling Stockholder’s control, including the registration statement of which this prospectus forms a part becoming and remaining effective. Furthermore, the Purchases of our Class A Common Stock are subject to certain agreed upon maximum amount limitations set forth in the Purchase Agreement. Also, the Purchase Agreement prohibits us from issuing and selling any shares of our Class A Common Stock to the Selling Stockholder to the extent such shares, when aggregated with all other shares of our Common Stock then beneficially owned by the Selling Stockholder, would cause the Selling Stockholder’s beneficial ownership of our Common Stock to exceed the 9.99% Beneficial Ownership Cap. The Purchase Agreement also prohibits us from issuing or selling shares of our Class A Common Stock under the Purchase Agreement in excess of the 19.99% Exchange Cap, unless we obtain stockholder approval to do so. Neither the Beneficial Ownership Cap nor the Exchange Cap (to the extent applicable under Nasdaq rules) may be amended or waived under the Purchase Agreement.

(2)	Applicable percentage ownership is based on 450,256,832 shares of FF’s Common Stock outstanding as of November 17, 2022 (including for this purpose, 64,000,588 shares of Class A Common Stock issuable upon conversion of 64,000,588 shares of Class B Common Stock held by FF Top, all as issued and outstanding shares as of November 17, 2022).

(3)	Assumes the sale of all shares being offered pursuant to this prospectus. Depending on the price per share at which we sell our Class A Common Stock to the Selling Stockholder pursuant to the Purchase Agreement. The number of shares ultimately offered for resale by the Selling Stockholder is dependent upon the number of shares we sell to the Selling Stockholder under the Purchase Agreement.

(4)	The Selling Stockholder is a fund managed by Yorkville Advisors Global, LP (“Yorkville LP”). Yorkville Advisors Global II, LLC (“Yorkville LLC”) is the General Partner of Yorkville LP. All investment decisions for the Selling Stockholder are made by Yorkville LLC’s President and Managing Member, Mr. Mark Angelo. The business address of the Selling Stockholder is 1012 Springfield Avenue, Mountainside, NJ 07092.

DESCRIPTION OF SECURITIES

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Amended and Restated Charter, our Amended and Restated Bylaws and the warrant-related documents described herein, which are exhibits to the registration statement of which this prospectus is a part. We urge to you reach each of the Amended and Restated Charter, the Amended and Restated Bylaws and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.

General

The Amended and Restated Charter, as amended, authorizes the issuance of up to 900,000,000 shares of Common Stock and Preferred Stock consisting of 815,000,000 shares of Class A Common Stock, 75,000,000 shares of Class B Common Stock and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

As of November 17, 2022, there were outstanding 386,256,244 shares of Class A Common Stock, 64,000,588 shares of Class B Common Stock, no shares of Preferred Stock outstanding, 23,375,988 Public Warrants, 276,131 Private Warrants, 42,254,623 ATW NPA Warrants and 15,493,456 Ares NPA Warrants. As of November 17, 2022, 86,800,188 SPA Warrants were also outstanding.

Common Stock

The holders of Class A Common Stock and Class B Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders until the occurrence of a Qualifying Equity Market Capitalization, following which holders of Class B Common Stock shall be entitled to 10 votes per share and shall continue to be entitled to 10 votes per share regardless of whether the Qualifying Equity Market Capitalization shall continue to exist or not thereafter.

A “Qualifying Equity Market Capitalization” means FF, at the end of any 20 consecutive trading days, has a volume weighted average total equity market capitalization of at least $20.0 billion as determined by multiplying the average closing sale price per share of Class A Common Stock on the Nasdaq (or such other securities exchange on which PSAC’s securities are then listed for trading) at the time of determination by the then total number of issued shares of Class A Common Stock, Class B Common Stock and other shares of FFIE.

Shares of Class B Common Stock have the right to convert into shares of Class A Common Stock at any time at the rate of one share of Class A Common Stock for each share of Class B Common Stock. Class A Common Stock does not have the right to convert into Class B Common Stock.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the voting power represented by shares of Common Stock voted for the election of directors can elect all of the directors.

Holders of Common Stock will not have any conversion, preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Common Stock.

Preferred Stock

The Amended and Restated Charter authorizes the issuance of 10,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board. The Board is empowered, without stockholder approval, to issue the preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock; provided that any issuance of Preferred Stock with more than one vote per share will require the prior approval of the holders of a majority of the outstanding shares of Class B Common Stock. In addition, the Preferred Stock could be utilized as a method of discouraging, delaying or preventing a change in control of FF.

Description of Warrants

Public Warrants and Private Warrants

As of November 17, 2022, FF has Public Warrants outstanding to purchase an aggregate of 23,375,988 shares of Class A Common Stock and Private Warrants outstanding to purchase an aggregate of 276,131 shares of Class A Common Stock. References in this “– Public Warrants and Private Warrants” subsection to “Warrant” or “Warrants” refer only to the Public Warrants and Private Warrants. Each outstanding whole Warrant represents the right to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the consummation of a business combination and 12 months from the closing of the initial public offering.

No Warrants will be exercisable for cash unless there is an effective and current registration statement covering the shares of Class A Common Stock issuable upon exercise of the Warrants and a current prospectus relating to such shares of Class A Common Stock. Notwithstanding the foregoing, if a registration statement covering the shares of Class A Common Stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of the Business Combination, Warrant holders may, until such time as there is an effective registration statement and during any period when FF shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of Class A Common Stock for the 5 trading days ending on the trading day prior to the date of exercise. The Warrants will expire on the fifth anniversary of completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Private Warrants, as well as any Warrants underlying additional units issued to the PSAC Sponsor or PSAC’s officers, directors or their affiliates in payment of working capital loans, are identical to the Warrants underlying the units offered in the initial public offering except that such Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by FF, in each case so long as they are still held by the PSAC Sponsor or its permitted transferees.

FF may call the Warrants for redemption (excluding the Private Warrants and any Warrants underlying additional units issued to the PSAC Sponsor, PSAC’s officers, directors or their affiliates in payment of working capital loans made to PSAC), in whole and not in part, at a price of $0.01 per Warrant,

●	at any time while the Warrants are exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each Warrant holder;

●	if, and only if, the reported last sale price of the shares of Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the Warrants become exercisable and ending on the third business day prior to the notice of redemption to Warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the shares underlying such Warrants.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

If FF calls the Warrants for redemption as described above, its management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the shares of Class A Common Stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

The exercise price and number of shares of Class A Common Stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or FF’s recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of shares of Class A Common Stock at a price below their respective exercise prices.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of shares of Class A Common Stock and any voting rights until they exercise their Warrants and receive shares of Class A Common Stock. After the issuance of shares of Class A Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing Warrant holder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of Class A Common Stock outstanding.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, FF will, upon exercise, round up to the nearest whole number the number of shares of Class A Common Stock to be issued to the Warrant holder.

NPA Warrants and Notes

From September 2020 through June 2021, in connection with the issuance of certain Notes (defined below), FFIE issued warrants to purchase up to 11,751,949 shares of Class A Common Stock (the “ATW NPA Existing Warrants”) to FF Ventures SPV IX LLC, FF Venturas SPV X LLC, FF Aventuras SPV XI LLC and FF Adventures SPV XVIII LLC (collectively, the “ATW Warrant Holders”), entities affiliated with ATW Partners, LLC, pursuant to the terms of the NPA. Each ATW NPA Existing Warrant entitles the ATW Warrant Holder, at any time on or prior to 5:00 p.m. (New York City time) the date that is seven (7) years following the initial issuance date of such ATW NPA Existing Warrant, to purchase a certain number of shares of Class A Common Stock at a price per share of $10.00, subject to adjustment. The ATW NPA Existing Warrant exercise price is subject to customary anti-dilution adjustments upon (among other triggering events) the occurrence of a change of control transaction and certain dilutive transactions, including subsequent equity sales, share dividends and splits occurring following the issuance of the applicable ATW NPA Existing Warrant. The ATW Warrant Holders may also exercise the ATW NPA Existing Warrants on a cashless (or “net exercise”) basis. Any adjustments to the ATW NPA Existing Warrant exercise price are capped such that the ATW New Warrant Holders are not entitled to exercise the ATW NPA Existing Warrants to the extent such exercise would result in the ATW Warrant Holders holding shares in excess of 4.99% of the fully diluted capitalization of FFIE.

In August 2021, in connection with the issuance of certain Notes (defined below), FFIE issued warrants to purchase up to 5,191,704 shares of Class A Common Stock (the “ATW NPA New Warrants”) to FF Ventures SPV IX LLC, FF Venturas SPV X LLC and FF Aventuras SPV XI LLC (collectively, the “ATW New Warrant Holders”), entities affiliated with ATW Partners, LLC, pursuant to the terms of the NPA. Each ATW NPA New Warrant entitles the ATW New Warrant Holder, at any time on or prior to 5:00 p.m. (New York City time) on June 9, 2028, to purchase a certain number of shares of Class A Common Stock at a price per share of $10.00, subject to adjustment. The ATW NPA New Warrant exercise price is subject to customary anti-dilution adjustments upon (among other triggering events) the occurrence of a change of control transaction and certain dilutive transactions, including subsequent equity sales, share dividends and splits occurring following the issuance of the applicable ATW NPA New Warrant. The ATW New Warrant Holders may also exercise the ATW NPA New Warrants on a cashless (or “net exercise”) basis. Any adjustments to the ATW NPA New Warrant exercise price are capped such that the ATW New Warrant Holders are not entitled to exercise the ATW NPA New Warrants to the extent such exercise would result in the ATW Warrant Holders holding shares in excess of 4.99% of the fully diluted capitalization of FFIE.

On June 9, 2021, pursuant to the NPA, FFIE issued a promissory note (the “ATW June 8% Note”) in favor of FF Adventures SPV XVIII LLC, a third party investment firm affiliated with ATW Partners, LLC, for an aggregate principal amount of $20.0 million, receiving net proceeds of $18.4 million, inclusive of an 8% original issue discount. Prior to the ATW NPA Notes Amendment described below, the promissory note matured on December 9, 2022, subject to the right of FF Adventures SPV XVIII LLC to extend the maturity date to December 9, 2023. The promissory note bears interest at 0% per annum through and including December 9, 2022. In the event that FF Adventures SPV XVIII LLC extends the maturity date, the promissory note bears interest at 10% per annum from December 10, 2022 until December 9, 2023. At the election of the holder of the ATW June 8% Note, the principal amount converts into that number of shares of Class A Common Stock equal to 130% of the outstanding principal amount divided by the applicable conversion price. Pursuant to the NPA (as amended by the ATW NPA Notes Amendment described below), upon purchasing the ATW June 8% Note, FF Adventures SPV XVIII LLC became entitled to purchase from FFIE, at its option, at any time prior to July 20, 2023, an additional promissory note (the “ATW Optional 8% Note”) for an aggregate principal amount of up to $20.0 million with an original issue discount of 8%. At the election of the holder of the ATW 8% Optional Note, the principal amount would be convertible into that number of shares of Class A Common Stock equal to 130% of the outstanding principal amount divided by the applicable conversion price. In addition, pursuant to the NPA, if FF Adventures SPV XVIII LLC elected to purchase the ATW Optional 8% Note, it would be entitled to receive from FFIE a warrant (the “ATW Optional 8% Warrant”) to purchase that number of shares of Class A Common Stock of FFIE equal to 37.5% of the principal amount of the ATW Optional 8% Note divided by the applicable exercise price.

On June 9, 2021, pursuant to the NPA, FFIE issued a promissory note (the “ATW June 13% Note”, and together with the ATW June 8% Note, the “ATW June Notes”) in favor of FF Adventures SPV XVIII LLC, a third party investment firm affiliated with ATW Partners, LLC, for an aggregate principal amount of $20.0 million, receiving net proceeds of $17.4 million, inclusive of a 13% original issue discount. Prior to the ATW NPA Notes Amendment described below, the promissory note matured on December 9, 2022, subject to the right of FF Adventures SPV XVIII LLC to extend the maturity date to December 9, 2023. The promissory note bears interest at 0% per annum through and including December 9, 2022. In the event that FF Adventures SPV XVIII LLC extends the maturity date, the promissory note bears interest at 10% per annum from December 10, 2022 until December 9, 2023. At the election of the holder of the ATW June 13% Note, the principal amount is convertible into that number of shares of Class A Common Stock equal to 100% of the outstanding principal amount divided by the applicable conversion price. Pursuant to the NPA (as amended by the ATW NPA Notes Amendment described below), upon purchasing the ATW June 13% Note, FF Adventures SPV XVIII LLC became entitled to purchase from FFIE, at its option, at any time prior to July 20, 2023, an additional promissory note (the “ATW Optional 13% Note”, and together with the ATW 8% Optional Note, the “ATW Optional Notes”) for an aggregate principal amount of up to $20.0 million with an original issue discount of 13%. At the election of holder of the ATW Optional 13% Note, the principal amount would be convertible into that number of shares of Class A Common Stock equal to 100% of the outstanding principal amount divided by the applicable conversion price. In addition, pursuant to the NPA, if FF Adventures SPV XVIII LLC elected to purchase the ATW Optional 13% Note, it would be entitled to receive from FFIE a warrant (the “ATW Optional 13% Warrant”, and together with the ATW Optional 8% Warrant, the “ATW Optional Warrants”) to purchase that number of shares of Class A Common Stock of FFIE equal to 37.5% of the principal amount of the ATW Optional 13% Note divided by the applicable exercise price.

On August 10, 2021, pursuant to the NPA, FFIE issued a promissory note in favor of FF Ventures SPV IX LLC, a third party investment firm affiliated with ATW Partners, LLC, for an aggregate principal amount of $15.7 million. Prior to the ATW NPA Notes Amendment described below, the promissory note matured on February 10, 2023 and bears interest at 0% per annum. At the election of the holder, the principal amount is convertible into that number of shares of Class A Common Stock equal to 130% of the outstanding principal amount divided by the applicable conversion price.

On August 10, 2021, pursuant to the NPA, FFIE issued a promissory note in favor of FF Venturas SPV X LLC, a third party investment firm affiliated with ATW Partners, LLC, for an aggregate principal amount of $11.3 million. Prior to the ATW NPA Notes Amendment described below, the promissory note matured on February 10, 2023 and bears interest at 0% per annum. At the election of the holder, the principal amount is convertible into that number of shares of Class A Common Stock equal to 130% of the outstanding principal amount divided by the applicable conversion price.

On August 10, 2021, pursuant to the NPA, FFIE issued a promissory note in favor of FF Aventuras SPV XI LLC, a third party investment firm affiliated with ATW Partners, LLC, for an aggregate principal amount of $7.0 million. Prior to the ATW NPA Notes Amendment described below, the promissory note matured on February 10, 2023 and bears interest at 0% per annum. At the election of the holder, the principal amount is convertible into that number of shares of Class A Common Stock equal to 130% of the outstanding principal amount divided by the applicable conversion price.

The foregoing promissory notes issued under the NPA to entities affiliated with ATW Partners, LLC are referred to collectively throughout this prospectus as the “ATW NPA Notes.”

On July 26, 2022, FFIE entered into an amendment to amend the terms of all the ATW NPA Notes (the “ATW NPA Notes Amendment”), extending the maturity of all such Notes to October 31, 2026, except that the accrual of interest is not deferred and accrues on the ATW NPA Notes at 10% following February 10, 2023. The conversion price of each of the ATW NPA Notes was adjusted to equal the lesser of (x) $10.00, (y) 95% of the per share daily volume weighted average prices (“VWAPs”) of the Class A Common Stock during the 30 trading days immediately prior to the applicable conversion date and (z) the lowest effective price per share of Class A Common Stock (or equivalents) issued or issuable by FFIE in any financing of debt or equity after July 26, 2022, subject to possible adjustment as set forth therein (the “Set Price”). However, from July 26, 2022 to December 30, 2022, the conversion price of each of the ATW NPA Notes is equal to the lesser of (i) the Set Price, and (ii) 92% of the lowest of the VWAPs during the seven (7) trading days immediately prior to the applicable conversion date. The ATW NPA Notes Amendment added a “forced conversion” feature to each of the ATW NPA Notes that allows FFIE, on or after December 31, 2022, to cause the conversion of all or part of, in the aggregate among all of the ATW NPA Notes, up to $35.0 million principal amount of the ATW NPA Notes less any principal amount of the ATW NPA Notes voluntarily converted by the holder thereof after July 26, 2022, subject to certain conditions as set forth in the ATW NPA Notes Amendment. The conversion price is subject to customary anti-dilution adjustments upon (among other triggering events) the occurrence of a change of control transaction and certain dilutive transactions, including subsequent equity issuances, share dividends and splits occurring following the issuance of the ATW NPA Notes.

On October 10, 2022, FFIE entered into an exchange agreement with FF Aventuras SPV XI LLC, FF Venturas SPV X LLC, FF Ventures SPV IX LLC and FF Adventures SPV XVIII LLC, entities affiliated with ATW Partners, LLC and holders (the “Holders”) of the ATW NPA Notes, pursuant to which, on October 10, 2022, the Holders exchanged $4,012,180 in aggregate principal amount of the outstanding ATW NPA Notes for 6,269,031 newly issued shares of Class A Common Stock, reflecting a price per share of Class A Common Stock of $0.64.

On October 19, 2022, FFIE and the Holders entered into an exchange agreement, pursuant to which, on October 19, 2022, the Holders exchanged $2,687,109 in aggregate principal amount of the outstanding ATW NPA Notes for 5,227,837 newly issued shares of the Class A Common Stock, reflecting a price per share of Class A Common Stock of $0.514. Following the completion of such exchange, there were no outstanding ATW NPA Notes.

SPA Warrants and SPA Notes

On August 14, 2022, FFIE entered into a Securities Purchase Agreement (the “SPA”) with FF Simplicity Ventures LLC, an affiliate of ATW Partners LLC, in its capacity as administrative agent and collateral agent (in such capacity, the “Agent”), and certain purchasers including FF Simplicity Ventures LLC and RAAJJ Trading LLC (collectively with additional purchasers from time to time party thereto, the “Purchasers”), to issue and sell: $27.0 million aggregate principal amount of FFIE’s senior secured convertible notes (the “Initial Bridge Notes”); $10.0 million in aggregate principal amount of FFIE’s senior secured convertible notes (the “Second Bridge Notes”) on the 20th business day following the closing of the Initial Bridge Notes, subject to certain closing conditions; and $15.0 million in aggregate principal amount of FFIE’s senior secured convertible notes (the “Third Bridge Notes” and with the Initial Bridge Notes and the Second Bridge Notes, the “Bridge Notes”) on or prior to October 11, 2022, subject to certain closing conditions. Under the SPA (as amended by the SPA Amendment), FFIE is permitted to obtain incremental senior secured convertible notes in an aggregate principal amount of $243.0 million within 90 days after the closing of the Initial Bridge Notes (the “Incremental Notes” and together with the Bridge Notes, the “SPA Notes”). FFIE is in active discussions with several potential additional Purchasers of the SPA Notes and other debt and equity investments in FFIE, but there is no assurance that any additional SPA Notes will be issued under the SPA. The SPA Notes are subject to an original issue discount of 10%, and are convertible into shares of Class A Common Stock at a conversion price equal to $1.05 (or $0.8925 for the Initial Bridge Notes), plus an interest make-whole amount as set forth in the SPA Notes, subject to customary adjustments, including full ratchet anti-dilution protection (provided that, pursuant to the Fourth Amendment, the effective conversion price for any such interest make-whole amount payable in shares of Class A Common Stock must not be lower than $0.21, and any such interest make-whole amount can only be paid in shares of Class A Common Stock if certain price and volume requirements of Class A Common Stock are met). The shares of Class A Common Stock issuable upon conversion of the SPA Notes are not transferable for six months without the prior written consent of FFIE (which consent shall not be unreasonably withheld). On August 16, 2022, the Company received the $27.0 million aggregate principal amount of the Initial Bridge Notes.

The SPA Notes are secured by the grant of a first priority perfected lien upon substantially all of the personal and real property of FFIE and its subsidiaries, as well as guaranty by substantially all of FFIE’s domestic subsidiaries. The SPA Notes mature on October 27, 2028 or earlier under certain conditions set forth in the SPA. The SPA Notes accrue interest at 10% per annum, provided that, subject to certain conditions set forth in the SPA, FFIE may elect to pay such interest in shares of Class A Common Stock if FFIE also pays the Purchasers an additional cash interest payment equal to 5% per annum. Except in the case of a mandatory prepayment pursuant to the SPA, if any of the SPA Notes are prepaid, repaid, reduced, refinanced, or replaced in whole or in part prior to the October 27, 2028 maturity date, then FFIE shall pay to the Purchaser a “Premium Percentage” in an amount equal ranging from 0% to 10% of the principal amount of such Note(s) determined in accordance with a schedule set forth in the SPA. Pursuant to the SPA, each Purchaser that then owns at least $25.0 million principal amount of SPA Notes (when aggregated with any affiliates of such Purchaser) shall have customary preemptive rights to participate in any future financing by FFIE as provided in the SPA.

As a closing condition under the SPA for funding of each of the Bridge Notes, FFIE is required to deliver to each of the Purchasers a warrant (an “SPA Warrant”) registered in the name of such Purchaser to purchase up to a number of shares of Class A Common Stock equal to 33% of such shares issuable to such Purchaser upon conversion of the Note, with an exercise price equal to $5.00 per share, subject to customary full ratchet anti-dilution protection and other adjustments, and are exercisable for seven years on a cash or cashless basis. FFIE may repurchase the SPA Warrants for $0.01 per SPA Warrant share if and to the extent the volume weighted average prices of the Class A Common Stock during 20 of out 30 trading days prior to the repurchase is greater than $15.00 per share, subject to certain additional conditions.

In addition, under the SPA, the funding of each of the Bridge Notes is subject to the satisfaction of the following closing conditions: (a) FFIE shall have duly honored all conversions and redemptions scheduled to occur or occurring by virtue of one or more Notices of Conversion of the Purchaser pursuant to the SPA Notes, if any, (b) FFIE shall have paid all liquidated damages and other amounts owing to a Purchaser in respect of the transaction documents pursuant to the SPA, (c) FFIE shall have satisfied the current public information requirements under Rule 144 under the Securities Act of 1933 on the applicable closing date, or on the applicable closing date there is an effective registration statement pursuant to which the holder is permitted to utilize the prospectus thereunder to resell all of the shares of Class A Common Stock issuable pursuant to the SPA, (d) FFIE’s shares of Common Stock are trading on a trading market and all of the shares issuable pursuant to the transaction documents under the SPA are listed or quoted for trading on such trading market, and FFIE believes such trading will continue uninterrupted for the foreseeable future, (e) there is a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the shares then issuable pursuant to the transaction documents under the SPA, (f) there is no existing event of default as defined in the SPA and no existing event which, with the passage of time or the giving of notice, would constitute such an event of default, and (g) the applicable Purchaser is not in possession of any information provided by FFIE, or any of its subsidiaries, or any of their officers, directors, employees, agents or affiliates, that constitutes, or may constitute, material non-public information. Each Purchaser has the option, from time to time for 12 months after the effective date of the abovementioned registration statement, to purchase additional senior secured convertible notes and SPA Warrants of FFIE on the same terms as the Incremental Notes in an aggregate amount not to exceed the initial principal amount of the Bridge Notes and Incremental Notes issued to such Purchaser (the “Tranche B Notes”), subject to certain conditions.

Pursuant to the SPA, FFIE has agreed to use commercially reasonable efforts to hold a special meeting of stockholders to obtain stockholder approval, as is required by the Nasdaq listing rules, with respect to the issuance of any shares of Class A Common Stock in excess of 19.99% of the issued and outstanding shares of the Class A Common Stock upon conversion of the SPA Notes and exercise of the SPA Warrants being issued to the Purchasers pursuant to the SPA. At a special meeting of FFIE stockholders held on November 3, 2022, FFIE stockholders approved such issuance under the Nasdaq listing rules.

On September 23, 2022, the SPA was amended pursuant to Amendment No. 1 to the SPA and Convertible Senior Secured Promissory Notes (the “SPA Amendment”), pursuant to which, the Purchasers agreed to accelerate such funding obligations, with $7.5 million aggregate principal amount of such notes (the “Third Bridge Notes”) being funded and issued on September 23, 2022, and the remaining $7.5 million aggregate principal amount (the “Fourth Bridge Notes”) being funded and issued on October 11, 2022. The Purchasers also agreed under the SPA Amendment to purchase an additional $5.0 million in aggregate principal amount of FFIE’s senior secured convertible notes (the “Fifth Bridge Notes” and together with the Third Bridge Notes and Fourth Bridge Notes, the “Additional Bridge Notes”) upon the filing by FFIE of an amendment to FFIE’s Registration Statement on Form S-1 (File No. 333-258993) (the “Form S-1”), subject to certain closing conditions; however, the commitment to purchase the Fifth Bridge Notes automatically terminated upon the funding of the initial $10.0 million tranche of SPA Notes to Senyun, which occurred on October 27, 2022. The Additional Bridge Notes are convertible into shares of Class A Common Stock at a conversion price equal to $1.05, mature on October 27, 2028 (or earlier under certain conditions set forth in the SPA) and are otherwise subject to the same terms and conditions disclosed by FFIE in the SPA as applicable to the Notes and Bridge Notes described therein.

As a closing condition under the SPA Amendment for funding of each of the Additional Bridge Notes, FFIE is required to deliver to each of the Purchasers an SPA Warrant registered in the name of such Purchaser to purchase up to a number of shares of Class A Common Stock equal to 33% of such shares (except for the Fifth Bridge Notes, which shall equal 100% of such shares) issuable to such Purchaser upon conversion of the Note, with an exercise price equal to $5.00 per share, subject to full ratchet anti-dilution protection and other adjustments, and are exercisable for seven years on a cash or cashless basis. FFIE may repurchase the SPA Warrants for $0.01 per warrant share if and to the extent the volume weighted average prices of FFIE’s Class A Common Stock during 20 of out 30 trading days prior to the repurchase is greater than $15.00 per share, subject to certain additional conditions. On September 23, 2022, FFIE issued an SPA Warrant to the Purchaser exercisable for 920,074 shares of Class A Common Stock, concurrent with the funding of the $7.5 million Third Bridge Notes commitment, and on October 11, 2022, FFIE issued an SPA Warrant to the Purchaser exercisable for 2,357,142 shares of Class A Common Stock, concurrent with the funding of the $7.5 million Fourth Bridge Notes commitment. Additionally, the SPA Amendment has removed the 6-month lock-up period that otherwise applies to the Existing FSV Convertible Note, reduced the conversion price of the Existing FSV Convertible Note to $1.05, reduced the lock-up period that otherwise applies to the Existing Second Bridge Note from 6 months to 3 months and similarly reduced the lock-up period that otherwise applies to each Third Bridge Note, Fourth Bridge Note, Fifth Bridge Note, and other Incremental Note from 6 months to 3 months. The SPA Amendment also provides that the Existing Notes will be secured by the grant of a second lien upon substantially all of the personal and real property of FFIE and its subsidiaries, as well as guaranty by substantially all of FFIE’s domestic subsidiaries.

As additional consideration for the Agent’s entering into the SPA Amendment, FFIE has also issued to the Agent a warrant to purchase 10 shares of Class A Common Stock (the “Adjustment Warrant”). The terms of the Adjustment Warrants are the same as the SPA Warrants described above, except that the Adjustment Warrant (i) has an exercise price equal to $0.50 per share and (ii) does not have the optional repurchase provision described above if stock trades above $15.00 per share. The full ratchet anti-dilution provision in the SPA Warrants held as of the date of the SPA Amendment by the ATW Investors was waived in connection with the Adjustment Warrant.

On September 25, 2022, FFIE entered into a Joinder and Amendment Agreement to the SPA (the “Joinder”) with Senyun International Ltd., an affiliate of Daguan International Limited (“Senyun”), the agent, as administrative agent, collateral agent, and Purchaser, FF Simplicity and RAAJJ Trading LLC, pursuant to which the Senyun agreed to purchase incremental notes under the SPA in an aggregate principal amount of up to $60.0 million in certain installments. Pursuant to the Joinder, Senyun has all of the same rights and obligations as a Purchaser under the SPA and all documents, instruments and agreements contemplated therein or thereby (collectively, and together with the Joinder, the “Financing Documents”). In addition to Senyun’s commitment as set forth in the Joinder, the Joinder effectuated certain other amendments to the SPA, including, among other things, permitting the SPA Notes to be funded in accordance with the Joinder.

On October 24, 2022, FFIE entered into a Limited Consent and Third Amendment to the SPA (the “Third Amendment”) with FF Simplicity as administrative and collateral agent and purchaser, Senyun as purchaser, and RAAJJ Trading LLC as purchaser, pursuant to which the maturity date for the SPA Notes was extended from August 14, 2026 to October 27, 2028 (i.e., the sixth anniversary of the first funding date of Senyun’s purchase of SPA Notes (the “First Senyun Funding Date”)) or such earlier date that the SPA Notes become due and payable pursuant to the SPA (the “Maturity Date Extension”). As a result of the Maturity Date Extension, the total number of shares of Class A Common Stock issuable under the SPA is increased as compared to such number of shares issuable under the SPA prior to the Third Amendment. The Maturity Date Extension increases the interest make-whole amount as set forth in the SPA and the SPA Notes payable upon conversion of the SPA Notes, as the interest make-whole amount includes all interest that would otherwise accrue on the SPA Notes if such SPA Notes were held until the October 27, 2028 maturity date.

As revised under the Third Amendment, Senyun has agreed to acquire Notes from FFIE according to the following schedule: (a) $10.0 million in principal amount of Notes on the First Senyun Funding Date; (b) $10.0 million in principal amount of Notes on a date that is not later than the later of (x) 14 business days after the First Senyun Funding Date and (y) the receipt of approval of FFIE’s stockholders under the applicable rules and regulations of Nasdaq of the issuance of all of the shares of Class A Common Stock underlying the various convertible notes and warrants of the Company issued and issuable pursuant to the Financing Documents in excess of 19.99% of the issued and outstanding shares of FFIE Common Stock (the “Stockholder Approval”), which Stockholder Approval was obtained on November 3, 2022, and which was funded on November 15, 2022; (c) $10.0 million in principal amount of Notes on a date that is not later than 15 business days after the later of (x) the effective date of FFIE’s Registration Statement on Form S-1 (File No. 333-258993) (the “Form S-1”) and (y) receipt of the Stockholder Approval; (d) $10.0 million in principal amount of Notes within 30 business days after the later of (x) the effective date of the Form S-1 and (y) receipt of the Stockholder Approval; and (e) $20.0 million in principal amount of Notes on a date that is no later than 10 business days after the latest of (x) official delivery of the Company’s FF 91 vehicle to the first batch of bona fide customers is made, (y) the effective date of the Form S-1 and (z) receipt of the Stockholder Approval.

In addition, pursuant to the Third Amendment, each Purchaser and the Agent waived certain defaults and events of default under the Financing Documents arising from (i) any amounts owed as of the First Senyun Funding Date by FFIE or its subsidiaries to their respective trade counterparties, suppliers, vendors or, in each case, other similar counterparties, that remain unpaid after the First Senyun Funding Date, (ii) any reduction in the workforce of FFIE or its subsidiaries or any additional reduction in such workforce that occurs after September 23, 2022, and/or (iii) any reasonably foreseeable consequence in respect of any of the foregoing clauses (i) or (ii).

On November 8, 2022, FFIE entered into a Limited Consent and Amendment to the SPA (the “Fourth Amendment”) with FF Simplicity as administrative and collateral agent and purchaser, Senyun as purchaser, and RAAJJ Trading LLC as purchaser, pursuant to which the parties agreed that (i) in no event will the effective conversion price of any interest or interest make-whole amount payable in shares of Class A Common Stock in respect of SPA Notes issued or issuable under the SPA be lower than $0.21 per share of Class A Common Stock, and (ii) in order for the Company to make payment of any interest or interest make-whole amount in shares of Class A Common Stock, certain price and volume requirements must be met, namely that (x) the VWAP of the Class A Common Stock is not less than $0.21 per share on any trading day during the preceding seven trading day period, and (y) the total volume of the Class A Common Stock does not drop below $1.5 million on any trading day during the same period (in each case, as adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions).

Certain Anti-Takeover Provisions of Delaware Law

Under the Amended and Restated Charter, FF has certain anti-takeover provisions in place as follows:

Special Meeting of Stockholders

The Amended and Restated Bylaws provide that special meetings of stockholders may be called only by (i) the Chairperson of the Board, (ii) the chief executive officer or (iii) a majority vote of the Board.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Amended and Restated Bylaws provide that stockholders seeking to bring business before FF’s special meeting of stockholders, or to nominate candidates for election as directors at FF’s special meeting of stockholders, must provide timely notice of their intent in writing subject to certain exceptions for FF Top Board designees under the Shareholder Agreement. To be timely, a stockholder’s notice will need to be received by FF secretary at FF’s principal executive offices not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the anniversary date of the immediately preceding special meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in FF’s annual proxy statement must comply with the notice periods contained therein. The Amended and Restated Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude FF stockholders from bringing matters before the special meeting of stockholders or from making nominations for directors at FF’s special meeting of stockholders.

Authorized but Unissued Shares

FF’s authorized but unissued Common Stock and Preferred Stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of FF by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

The Amended and Restated Charter requires, to the fullest extent permitted by law, that derivative actions brought in FF’s name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction. The Amended and Restated Charter also requires that the federal district courts of the United States of America be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and/or the Securities Exchange Act of 1934, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of Common Stock shall be deemed to have notice of and consented to the forum provisions in the Amended and Restated Charter.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with FF or any of FF’s directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. FF cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in the Amended and Restated Charter to be inapplicable or unenforceable in an action, FF may incur additional costs associated with resolving such action in other jurisdictions, which could harm FF’s business, operating results and financial condition.

The Amended and Restated Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law.

Limitation on Liability and Indemnification of Directors and Officers

The Amended and Restated Charter provides that directors and officers will be indemnified by FF to the fullest extent authorized by Delaware law as it now exists or may in the future be amended.

The Amended and Restated Bylaws also permit FF to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. FF has purchased a policy of directors’ and officers’ liability insurance that insures FF’s directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures FF against its obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against FF’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit FF and FF stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent FF pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to FF’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, FF has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of material United States federal income tax consequences of the purchase, ownership and disposition of our Class A Common Stock as of the date hereof. This discussion is limited to non-U.S. holders (as defined below) who purchase our Class A Common Stock pursuant to this offering and who hold our Class A Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

A “non-U.S. holder” means a beneficial owner of our Class A Common Stock (other than an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

●	an individual citizen or resident of the United States;

●	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person for United States federal income tax purposes.

This summary is based upon provisions of the United States Internal Revenue Code of 1986, as amended, or the “Code,” United States Treasury regulations promulgated thereunder, rulings, judicial decisions, published positions of the Internal Revenue Service, or “IRS,” and other applicable authorities, as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxes and does not deal with any estate or gift tax consequences or any foreign, state, local or other tax considerations (including any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010) that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a former citizen or long-term resident of the United States, foreign pension fund, tax qualified retirement plan, bank, financial institution, insurance company, investment fund, tax-exempt organization, governmental organization, trader, broker or dealer in securities, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), person subject to the alternative minimum tax, person that owns, or has owned, actually or constructively, more than 5% of our Class A Common Stock, person who has elected to mark securities to market, person who acquired shares of our Class A Common Stock as compensation or otherwise in connection with the performance of services, person who has acquired shares of our Class A Common Stock as part of a straddle, hedge, conversion transaction or other integrated investment or an accrual-method taxpayer subject to special tax accounting rules under Section 451(b) of the Code). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our Class A Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) or partner of a partnership holding our Class A Common Stock, you should consult your tax advisors.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under other United States federal tax laws, the laws of any other taxing jurisdiction, OR AN APPLICABLE TAX TREATY. IN ADDITION, YOU SHOULD CONSULT WITH YOUR TAX ADVISOR WITH RESPECT TO POTENTIAL CHANGES IN UNITED STATES FEDERAL TAX LAW AS WELL AS POTENTIAL CHANGES IN STATE, LOCAL OR FOREIGN TAX LAWS.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our Class A Common Stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A Common Stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Class A Common Stock, the excess will be treated as gain from the disposition of our Class A Common Stock (the tax treatment of which is discussed below under “– Gain on Disposition of Class A Common Stock”).

Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W- 8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A Common Stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent certifying eligibility for exemption. However, any such effectively connected dividends paid on our Class A Common Stock generally will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Class A Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A Common Stock generally will not be subject to United States federal income tax unless:

●	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

●	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

●	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Class A Common Stock, and our Class A Common Stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States, provided that the non-U.S. holder has timely filed United States federal income tax returns with respect to such losses.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our Class A Common Stock paid to such holder and the amount of any tax withheld with respect to such distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), including by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or such holder otherwise establishes an exemption.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our Class A Common Stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of Class A Common Stock through a United States broker or the United States offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person) or otherwise establishes an exemption. Information reporting will also apply if a non-U.S. holder sells its shares of Class A Common Stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person) and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under FATCA, a 30% United States federal withholding tax may apply to any dividends paid on our Class A Common Stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “– Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax.

An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our Class A Common Stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to gross proceeds from a sale or other disposition of our Class A Common Stock, which may be relied upon by taxpayers until final regulations are issued. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A Common Stock.

PLAN OF DISTRIBUTION

The shares of our Class A Common Stock offered by this prospectus are being offered by the Selling Stockholder. The shares may be sold or distributed from time to time by the Selling Stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the shares of our Class A Common Stock offered by this prospectus could be effected in one or more of the following methods:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for the shares of our Class A Common Stock;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

The Selling Stockholder has informed us that it intends to use one or more registered broker-dealers to effectuate all sales of our Class A Common Stock that it has acquired and may in the future acquire from us pursuant to the Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. The Selling Stockholder has informed us that each such broker-dealer will receive commissions from the Selling Stockholder that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our Class A Common Stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the Selling Stockholder through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of shares of our Class A Common Stock sold by the Selling Stockholder may be less than or in excess of customary commissions. Neither we nor the Selling Stockholder can presently estimate the amount of compensation that any agent will receive from any purchasers of shares of our Class A Common Stock sold by the Selling Stockholder.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Sidley Austin LLP, San Francisco, California. If the validity of any securities is also passed upon by counsel for the underwriters, dealers or agents of an offering of those securities, that counsel will be named in the applicable prospectus supplement.

EXPERTS

The financial statements as of December 31, 2021 and 2020 and for the years then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On August 23, 2022, PricewaterhouseCoopers LLP (“PwC”) notified FFIE that it will not stand for re-election as FFIE’s independent registered public accounting firm for the year ending December 31, 2022 and, effective immediately, is no longer FFIE’s independent registered public accounting firm.

The audit report of PwC on FFIE’s financial statements for the fiscal years ended December 31, 2021 and 2020 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that PwC’s report on FFIE’s financial statements for the fiscal years ended December 31, 2021 and 2020 contained an explanatory paragraph relating to substantial doubt about the ability of FFIE to continue as a going concern, as described in Note 2 to the financial statements.

During the fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through August 23, 2022, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between FFIE and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in connection with PwC’s report on FFIE’s financial statements; and (ii) no “reportable events,” as that term is described in Item 304(a)(1)(v) of Regulation S-K, except for the following material weaknesses previously reported in FFIE’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the period ended March 31, 2022 and Quarterly Report on Form 10-Q for the period ended June 30, 2022:

●	FFIE did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, FFIE lacked a sufficient number of professionals with an appropriate level of accounting knowledge, training, and experience to appropriately analyze, record, and disclose accounting matters timely and accurately. Additionally, FFIE’s management did not establish formal reporting lines in pursuit of its objectives. Further, the lack of a sufficient number of professionals resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of its financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in its finance and accounting functions;

●	FFIE did not design and maintain effective controls in response to the risks of material misstatement. Specifically, changes to existing controls or the implementation of new controls were not sufficient to respond to changes to the risks of material misstatement to financial reporting due to growth in the business;

●	FFIE did not design and maintain effective controls for communicating and sharing information between the legal, capital markets, and accounting and finance departments. Specifically, FFIE’s accounting and finance departments were not consistently provided the complete and adequate support, documentation, and information including the nature of relationships with certain counterparties to record transactions within the financial statements timely, completely, and accurately;

●	FFIE did not design and maintain effective controls to address the identification of and accounting for certain non-routine, unusual or complex transactions, including the proper application of U.S. GAAP to such transactions. Specifically, FFIE did not design and maintain controls to timely identify and account for embedded derivatives related to convertible notes, impute interest on related party notes payable with interest rates below market rates, account for failed sale leaseback transactions, and account for warrant instruments;

●	FFIE did not design and maintain formal accounting policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting, and disclosures, including controls over the period-end financial reporting process addressing areas including financial statement and footnote presentation and disclosures, account reconciliations and journal entries, including segregation of duties, assessing the reliability of reports and spreadsheets used in controls, and the timely identification and accounting for cut-off of expenditures;

●	FFIE did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of its financial statements, specifically, with respect to: (i) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized, and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel; and (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored. These IT deficiencies did not result in a material misstatement to the consolidated financial statements, however, the deficiencies, when aggregated, could result in material misstatements potentially impacting all financial statement accounts and disclosures;

●	FFIE did not maintain an effective control environment or demonstrate a commitment to maintain integrity and ethical values. Specifically, certain members of senior management failed to reinforce the need for an attitude of compliance and internal control awareness with certain of FFIE’s governance, accounting and finance policies and procedures. This resulted in the inaccurate and incomplete disclosures of certain relationships, arrangements, and transactions; and

●	FFIE did not design and maintain effective controls related to the identification and disclosure of certain arrangements and transactions with related parties.

FFIE has furnished to PwC a copy of the disclosures made herein and requested that PwC furnish FFIE with a letter addressed to the SEC stating whether or not PwC agrees with the above statements made by FFIE. The letter from PwC to the SEC is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

Effective as of October 28, 2022, Mazars USA LLP was appointed as the Company’s independent registered public accounting firm as of and for the year ending December 31, 2022.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of such registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and to its exhibits. The registration statement has been filed electronically and may be obtained in any manner listed below. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or a report we file under the Exchange Act, you should refer to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit to a registration statement or report is qualified in all respects by the filed exhibit.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov and on our website, free of charge, at www.ff.com. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of this prospectus. You may inspect a copy of the registration statement through the SEC’s website, as provided herein.

INDEX TO FINANCIAL STATEMENTS

Page
FARADAY FUTURE INTELLIGENT ELECTRIC INC.
Unaudited Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2022 and December 31, 2021	F-2
Condensed Consolidated Statements of Operations and Comprehensive Loss for the Three and Nine Months Ended September 30, 2022 and 2021	F-3
Condensed Consolidated Statements of Commitment to Issue Class A Common Stock and Stockholders’ Equity (Deficit) for the Three and Nine Months Ended September 30, 2022 and 2021	F-4
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2022 and 2021	F-8
Notes to the Condensed Consolidated Financial Statements	F-10

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-33
Consolidated Balance Sheets as of December 31, 2021 and 2020	F-34
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2021 and 2020	F-35
Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2021 and 2020	F-36
Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2020	F-38
Notes to Consolidated Financial Statements	F-40

Faraday Future Intelligent Electric Inc.
Condensed Consolidated Balance Sheets
(in thousands, except share and per share data)
(Unaudited)

	September 30, 2022	December 31, 2021

Assets
Current assets
Cash	$31,766	$505,091
Restricted cash	2,162	25,386
Deposits	44,530	63,370
Other current assets	23,759	13,410
Total current assets	102,217	607,257
Property and equipment, net	411,657	293,135
Right of use assets	20,202	—
Other non-current assets	6,608	7,040
Total assets	$540,684	$907,432
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	65,239	37,773
Accrued payroll and benefits	31,124	21,752
Accrued expenses and other current liabilities	46,104	68,760
Related party accrued interest	12,760	11,231
Accrued interest	541	8,263
Operating lease liabilities, current portion	2,487	—
Finance lease liabilities, current portion	1,807	—
Related party notes payable	12,253	13,655
Notes payable, current portion	5,008	132,372
Total current liabilities	177,323	293,806
Operating lease liabilities, less current portion	18,640	—
Finance lease liabilities, less current portion	6,917	7,570
Other liabilities, less current portion	3,531	3,720
Notes payable, less current portion	46,950	34,682
Total liabilities	253,361	339,778
Commitments and contingencies (Note 11)
Stockholders’ equity
Class A Common Stock, $0.0001 par value; 750,000,000 shares authorized; 345,794,368 and 168,693,323 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	31	17
Class B Common Stock, $0.0001 par value; 75,000,000 shares authorized; 64,000,588 and no shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	6	—
Additional paid-in capital	3,603,368	3,482,226
Accumulated other comprehensive gain (loss)	6,603	(6,945)
Accumulated deficit	(3,322,685)	(2,907,644)
Total stockholders’ equity	287,323	567,654
Total liabilities and stockholders’ equity	$540,684	$907,432

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Faraday Future Intelligent Electric Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Operating expenses
Research and development	$48,062	$79,757	$260,221	$94,506
Sales and marketing	3,888	6,832	16,272	11,099
General and administrative	28,655	36,725	89,173	64,148
Loss on disposal of property and equipment	—	62,342	1,407	62,987
Total operating expenses	80,605	185,656	367,073	232,740

Loss from operations	(80,605)	(185,656)	(367,073)	(232,740)
Change in fair value measurements	(6,966)	(22,747)	(622)	(60,394)
Interest expense	(663)	(296)	(5,537)	(26,550)
Related party interest expense	(996)	(1,597)	(2,931)	(15,765)
Other (expense) income, net	(6,457)	1,117	(14,307)	(718)
Loss on extinguishment or settlement of related party notes payable, notes payable and vendor payables in trust, net	(7,690)	(94,727)	(7,690)	(96,036)
Loss before income taxes	(103,377)	(303,906)	(398,160)	(432,203)
Income tax provision	—	—	(9)	(3)
Net loss	$(103,377)	$(303,906)	$(398,169)	$(432,206)

Per share information:
Net loss per Common Stock – Class A and Class B – basic and diluted	$(0.30)	$(1.06)	$(1.20)	$(2.12)
Weighted average Common shares outstanding – Class A and Class B – basic and diluted	346,575,508	287,951,929	330,878,677	203,686,758

Total comprehensive loss:
Net loss	$(103,377)	$(303,906)	$(398,169)	$(432,206)
Change in foreign currency translation adjustment	9,864	189	13,548	(487)
Total comprehensive loss	$(93,513)	$(303,717)	$(384,621)	$(432,693)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Faraday Future Intelligent Electric Inc.
Condensed Consolidated Statements of Commitment to Issue Class A Common Stock and Stockholders’ Equity (Deficit)
(in thousands, except share and per share data)
(Unaudited)

	Commitment to Issue		Common Stock				Additional	Accumulated Other		Total Stockholders’
	Class A Common Stock		Class A		Class B		Paid-in	Comprehensive	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Gain (Loss)	Deficit	(Deficit)
Balance as of June 30, 2022	—	$32,900	238,543,475	$24	64,000,588	$6	$3,491,041	$(3,261)	$(3,219,308)	$268,502
Issuance of shares pursuant to the commitment to issue Class A and Class B Common Stock	—	—	20,264,715	—	—	—	—	—	—	—
Transfer of private warrants to unaffiliated parties	—	—	—	—	—	—	186	—	—	186
Amendment of ATW NPA Warrants (Note 12)	—	—	—	—	—	—	1,238	—	—	1,238
Issuance pursuant to commitment to issue registered shares	—	(32,900)	2,387,500	—	—	—	32,900	—	—	32,900
Conversion of notes payable into class A common stock	—	—	64,843,850	6	—	—	67,212	—	—	67,218
Stock-based compensation	—	—	—	—	—	—	3,319	—	—	3,319
Exercise of stock options	—	—	3,137,272	—	—	—	7,181	—	—	7,181
Repurchase of common stock	—	—	(96,759)	—	—	—	(767)	—	—	(767)
Receipt of class A common stock in consideration of exercises of options	—	—	(311,878)	—	—	—	(669)	—	—	(669)
Exercise of warrants	—	—	17,026,193	1	—	—	1,727	—	—	1,728
Foreign currency translation adjustment	—	—	—	—	—	—	—	9,864	—	9,864
Net loss	—	—	—	—	—	—	—	—	(103,377)	(103,377)
Balance as of September 30, 2022	—	$—	345,794,368	$31	64,000,588	$6	$3,603,368	$6,603	$(3,322,685)	$287,323

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Faraday Future Intelligent Electric Inc.
Condensed Consolidated Statements of Commitment to Issue Class A Common Stock and Stockholders’
Equity (Deficit)
(in thousands, except share and per share data)
(Unaudited)

	Commitment to Issue		Common Stock				Additional	Accumulated Other		Total Stockholders’
	Class A Common Stock		Class A		Class B		Paid-in	Comprehensive	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Gain (Loss)	Deficit	(Deficit)
Balance as of December 31, 2021	—	$—	168,693,323	$17	—	—	$3,482,226	$(6,945)	$(2,907,644)	$567,654
Reclassification of obligation to issue registered shares of Class A Common Stock upon adoption of ASU 2020-06	—	32,900	—	—	—	—	—	—	(20,265)	(20,265)
Transfer of private warrants to unaffiliated parties	—	—	—	—	—	—	186	—	—	186
Amended Exercise price of ATW NPA warrants (Note 12)	—	—	—	—	—	—	1,238	—	—	1,238
Reclassification of deferred gain upon adoption of ASC 842	—	—	—	—	—	—	—	—	3,393	3,393
Issuance of shares pursuant to the commitment to issue Class A and Class B Common Stock	—	—	89,152,131	7	64,000,588	6	(13)	—	—	—
Issuance pursuant to commitment to issue registered shares	—	(32,900)	2,387,500	—	—	—	32,900	—	—	32,900
Conversion of notes payable into class A common stock	—	—	64,843,850	6	—	—	67,212	—	—	67,218
Stock-based compensation	—	—	—	—	—	—	9,793	—	—	9,793
Exercise of stock options	—	—	4,100,008	—	—	—	9,535	—	—	9,535
Repurchase of common stock	—	—	(96,759)	—	—	—	(767)	—	—	(767)
Receipt of class A common stock in consideration of exercises of options	—	—	(311,878)	—	—	—	(669)	—	—	(669)
Exercise of warrants	—	—	17,026,193	1	—	—	1,727	—	—	1,728
Foreign currency translation adjustment	—	—	—	—	—	—	—	13,548	—	13,548
Net loss	—	—	—	—	—	—	—	—	(398,169)	(398,169)
Balance as of September 30, 2022	—	$—	345,794,368	$31	64,000,588	$6	$3,603,368	$6,603	$(3,322,685)	$287,323

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Faraday Future Intelligent Electric Inc.
Condensed Consolidated Statements of Commitment to Issue Class A Common Stock and Stockholders’ Equity (Deficit)
(in thousands, except share and per share data)
(Unaudited)

	Common Stock				Additional	Accumulated Other		Total Stockholders’
	Class A		Class B		Paid-in	Comprehensive	Accumulated	Equity
	Shares(1)	Amount	Shares(1)	Amount	Capital	Gain (Loss)	Deficit	(Deficit)
Balance as of June 30, 2021, as recast	107,659,654	$10	64,000,588	$6	$1,973,314	$(6,650	$(2,519,439	$(552,759)
Conversion of related party notes payable into Class A Common Stock (see Note 9)	11,566,196	1	—	—	160,436	—	—	160,437
Conversion of notes payable into Class A Common Stock (see Note 10)	7,688,153	1	—	—	98,374	—	—	98,375
Issuance of Class A Common Stock in the Business Combination, net of transaction costs (see Note 3)	27,798,411	3	—	—	170,111	—	—	170,114
Conversion of assumed PSAC convertible and promissory notes payable into Class A Common Stock (see Note 9)	80,000	—	—	—	790	—	—	790
Conversion of liabilities into Class A Common Stock in the Business Combination (see Note 3)	20,666,825	2	—	—	285,335	—	—	285,337
Conversion of liabilities into the commitment to issue Class A Common Stock in the Business Combination (see Note 3)	—	—	—	—	52,338	—	—	52,338
Legacy FF Ordinary Stock exchanged in the Business Combination for a commitment to issue Class A and Class B Common Stock	(117,839,510)	(12)	(64,000,588)	(6)	18	—	—	—
Issuance of Class A Common Stock in the PIPE Financing, net of transaction costs (see Note 3)	76,140,000	8	—	—	692,397	—	—	692,405
Settlement of lawsuit with issuance of vested stock options (see Note 12)	—	—	—	—	8,459	—	—	8,459
Settlement of accrued rent with issuance of vested stock options	—	—	—	—	951	—	—	951
Vesting of restricted stock award for employee bonus	—	—	—	—	14,620	—	—	14,620
Stock-based compensation	—	—	—	—	5,053	—	—	5,053
Exercise of stock options	1,078,495	—	—	—	2,740	—	—	2,740
Settlement of receivables through receipt of Class A Common Stock	(43,096)	—	—	—	(105)	—	—	(105)
Issuance of warrants	—	—	—	—	10,483	—	—	10,483
Foreign currency translation adjustment	—	—	—	—	—	189	—	189
Net loss	—	—	—	—	—	—	(303,906	(303,906)
Balance as of September 30, 2021	134,795,128	$13	—	$—	$3,475,314	$(6,461)	$(2,823,345)	$645,521

(1)	The shares of the Company’s common stock prior to the Business Combination (as defined in Note 1) have been retrospectively recast to reflect the change in the capital structure as a result of the Business Combination as described in Note 3.

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Faraday Future Intelligent Electric Inc.
Condensed Consolidated Statements of Commitment to Issue Class A Common Stock and Stockholders’ Equity (Deficit)
(in thousands, except share and per share data)
(Unaudited)

	Common Stock				Additional	Accumulated Other		Total Stockholders’
	Class A		Class B		Paid-in	Comprehensive	Accumulated	Equity
	Shares(1)	Amount	Shares(1)	Amount	Capital	Gain (Loss)	Deficit	(Deficit)
Balance as of December 31, 2020, as recast	93,099,596	$9	64,000,588	$6	$1,817,760	$(5,974)	$(2,391,139)	$(579,338)
Conversion of The 9 Conditional Obligation	423,053	—	—	—	2,863	—	—	2,863
Conversion of related party notes payable into Class A Common Stock (see Note 9)	22,454,776	2	—	—	294,794	—	—	294,796

Conversion of notes payable into Class A Common Stock (see Note 10)	7,688,153	1	—	—	98,374	—	—	98,375
Issuance of Class A Common Stock in the Business Combination, net of transaction costs (see Note 3)	27,798,411	3	—	—	170,111	—	—	170,114
Conversion of assumed PSAC convertible and promissory notes payable into Class A Common Stock (see Note 9)	80,000	—	—	—	790	—	—	790
Conversion of liabilities into Class A Common Stock in the Business Combination (see Note 3)	20,666,825	2	—	—	285,335	—	—	285,337
Conversion of liabilities into the commitment to issue Class A Common Stock in the Business Combination (see Note 3)	—	—	—	—	52,338	—	—	52,338
Legacy FF Ordinary Stock exchanged in the Business Combination for a commitment to issue Class A and Class B Common Stock	(117,839,510)	(12)	(64,000,588)	(6)	18	—	—	—
Issuance of Class A Common Stock in the PIPE Financing, net of transaction costs (see Note 3)	76,140,000	8	—	—	692,397	—	—	692,405
Settlement of lawsuit with issuance of vested stock options (see Note 12)	—	—	—	—	8,459	—	—	8,459
Settlement of accrued rent with issuance of vested stock options	—	—	—	—	951	—	—	951
Vesting of restricted stock award for employee bonus	—	—	—	—	14,620	—	—	14,620
Stock-based compensation	—	—	—	—	8,521	—	—	8,521
Exercise of stock options	4,326,920	—	—	—	10,492	—	—	10,492
Settlement of receivables through receipt of Class A Common Stock	(43,096)	—	—	—	(105)	—	—	(105)
Issuance of warrants	—	—	—	—	17,596	—	—	17,596
Foreign currency translation adjustment	—	—	—	—	—	(487)	—	(487)
Net loss	—	—	—	—	—	—	(432,206)	(432,206)
Balance as of September 30, 2021	134,795,128	$13	—	$—	$3,475,314	$(6,461)	$(2,823,345)	$645,521

(1)	The shares of the Company’s common stock prior to the Business Combination (as defined in Note 1) have been retrospectively recast to reflect the change in the capital structure as a result of the Business Combination as described in Note 3.

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Faraday Future Intelligent Electric Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities
Net loss	$(398,169)	$(432,206)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization expense	15,323	4,268
Stock-based compensation	9,793	8,521
Vesting of restricted stock awards for employee bonus	—	14,620
Loss on disposal of property and equipment	1,407	62,987
Change in fair value measurement of related party notes payable and notes payable	622	60,394
Loss (gain) on foreign exchange	2,484	(1,823)
Loss on write-off of vendor deposits, net and (gain) on write-off of accounts payable	2,992	(4,191)
Non-cash interest expense	8,468	36,478
Loss on extinguishment or settlement of related party notes payable, notes payable and vendor payables in trust, net	7,690	96,036
Gain on forgiveness of vendor payables in trust	—	(1,731)
Reserve for unrecoverable value added taxes	—	6,404
Other	324	—
Changes in operating assets and liabilities:
Deposits	13,364	(35,796)
Other current and non-current assets	(16,011)	(18,446)
Accounts payable	27,467	(40,434)
Accrued payroll and benefits	9,372	(6,889)
Accrued expenses and other current liabilities	(24,628)	12,763
Operating lease liabilities	(2,886)	—
Accrued interest expense	(12,721)	—
Transfers between vendor payables in trust and accounts payable	—	1,167
Net cash used in operating activities	$(355,109)	$(237,878)
Cash flows from investing activities
Payments for property and equipment	$(112,099)	$(37,264)
Net cash used in investing activities	$(112,099)	$(37,264)
Cash flows from financing activities
Proceeds from issuance of Class A Common Stock in the Business Combination	$—	$229,583
Proceeds from issuance of Class A Common Stock pursuant to the PIPE Financing	—	761,400
Transaction costs paid in connection with the Business Combination	—	(23,148)
Transaction costs paid in connection with the PIPE Financing	—	(61,130)
Proceeds from related party notes payable	—	200
Proceeds from notes payable, net of original issuance discount	40,050	172,031
Proceeds from exercise of warrants	1,728	—
Payments of notes payable	(87,258)	—
Payments of related party notes payable	—	(38,217)
Payments of notes payable, including liquidation premium	—	(48,210)
Payments of notes payable issuance costs	(2,813)	(3,355)
Payments of vendor payables in trust	—	(27,722)
Payments of finance lease obligations	(1,410)	(2,691)
Repurchase of common stock	(767)	—
Transfers between vendor payables in trust and accounts payable	—	(1,167)
Proceeds from exercise of stock options	9,535	10,492
Payments of stock issuance costs	—	(1,071)
Net cash (used in) provided by financing activities	(40,935)	966,995
Effect of exchange rate changes on cash and restricted cash	11,594	(2,536)
Net (decrease) increase in cash and restricted cash	(496,549)	689,317
Cash and restricted cash, beginning of period	530,477	1,827
Cash and restricted cash, end of period	33,928	691,144

Faraday Future Intelligent Electric Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

The following table provides a reconciliation of cash and restricted cash reported within the unaudited Condensed Consolidated Balance Sheets that aggregate to the total of the same such amounts shown in the unaudited Condensed Consolidated Statements of Cash Flows:

	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2021
Cash	$505,091	$1,124
Restricted cash	25,386	703
Total cash and restricted cash, beginning of period	$530,477	$1,827

Cash	$31,766	$666,061
Restricted cash	2,162	25,083
Total cash and restricted cash, end of period	$33,928	$691,144

Supplemental disclosure of noncash investing and financing activities
Conversion of related party notes payable and related party accrued interest into Class A Common Stock	—	294,796
Conversion of notes payable and accrued interest into Class A Common Stock	—	98,375
Conversion of assumed convertible and promissory notes payable into Class A Common Stock and Private Warrants	—	1,080
Recognition of operating right of use assets and lease liabilities upon adoption of ASC 842 and for new leases entered into in 2022	11,906	—
Additions of property and equipment included in accounts payable and accrued expenses	12,056	—
Issuance of Warrants	—	17,596
Issuance pursuant to commitment to issue registered shares	32,900	—
Receipt of class A common stock in consideration of exercises of options	669	—
Transfer of private warrants to unaffiliated parties	186	—
Conversion of convertible note to equity	67,218	—
Acquisitions of property and equipment included in accounts payable	—	270
Conversion of The 9 Conditional Obligation to equity	—	2,863
Settlement of vendor payables in trust for a commitment to issue Class A Common Stock	—	96,186
Settlement of accounts payable for a commitment to issue Class A Common Stock	—	2,879

Supplemental disclosure of noncash investing and financing activities related to the Business Combination
Exchange of Legacy FF redeemable preference stock for a commitment to issue Class A Common Stock	$—	$859,182
Exchange of Legacy FF convertible preferred stock for a commitment to issue Class B Common Stock	—	697,611
Settlement of notes payable and accrued interest for a commitment to issue Class A Common Stock	—	68,541
Settlement of related party notes payable and related party accrued interest for a commitment to issue Class A Common Stock	—	69,218
Settlement of vendor payables in trust for a commitment to issue Class A Common Stock	—	96,186
Settlement of accounts payable for a commitment to issue Class A Common Stock	—	2,879
Reclassification of deferred transaction costs paid in prior periods against the proceeds received in the Business Combination	—	7,865

Supplemental disclosure of cash flow information
Cash paid for interest	$12,721	$5,837

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

1. Nature of Business and Organization and Basis of Presentation

Nature of Business and Organization

Faraday Future Intelligent Electric Inc. (“Company” or “FF”), a holding company incorporated in the State of Delaware on February 11, 2020, conducts its operations through the subsidiaries of FF Intelligent Mobility Global Holdings Ltd. (“Legacy FF”), founded in 2014 and headquartered in Los Angeles, California.

On July 21, 2021 (“Closing”), the Company consummated a business combination pursuant to an Agreement and Plan of Merger dated January 27, 2021, by and among Property Solutions Acquisition Corp (“PSAC”). and Legacy FF (the “Business Combination”), pursuant to which the Company received gross proceeds of $229,583 from the PSAC trust account. Upon the consummation of the Business Combination, PSAC changed its name from “Property Solutions Acquisition Corp.” to “Faraday Future Intelligent Electric Inc.” Concurrently with the Closing of the Business Combination, the Company entered into separate agreements with a number of investors (“PIPE Investors”) pursuant to which, on the Closing, the PIPE Investors purchased, and the Company issued, an aggregate of 76,140,000 shares of Class A Common Stock, for a purchase price of $10 per share with an aggregate purchase price of $761,400 (“PIPE Financing”). Shares sold and issued in the PIPE Financing included registration rights.

The Company operates in a single operating segment and designs and engineers next-generation, intelligent, electric vehicles. The Company expects to manufacture vehicles at its ieFactory California production facility in Hanford, California and has additional engineering, sales, and operations capabilities in China. The Company has created innovations in technology, products, and a user-centered business model that are being incorporated into its planned electric vehicle platform.

Principles of Consolidation and Basis of Presentation

The Company consolidates the financial statements of all entities in which it has a controlling financial interest, including the accounts of any Variable Interest Entity (“VIE”) in which the Company has a controlling financial interest and for which it is the primary beneficiary. All intercompany transactions and balances have been eliminated upon consolidation.

The unaudited Condensed Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States (“GAAP”) for interim financial information and are unaudited.

These unaudited Condensed Consolidated Financial Statements do not include all disclosures that are normally included in annual audited financial statements prepared in accordance with GAAP and should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021, included in the Company’s Form 10-K filed with Securities and Exchange Commission (“SEC”) on May 13, 2022 (“Form 10-K”). Accordingly, the Condensed Consolidated Balance Sheet as of December 31, 2021, has been derived from the Company’s annual audited Consolidated Financial Statements but does not contain all of the footnote disclosures from the annual financial statements.

In the opinion of the Company, the unaudited Condensed Consolidated Financial Statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position, its results of operations, and cash flows for the periods presented. The accounting policies used in the preparation of these unaudited Condensed Consolidated Financial Statements are the same as those disclosed in the audited Consolidated Financial Statements for the year ended December 31, 2021, included in the Form 10-K, except as described below.

Reclassification

The Company reclassified certain amounts in the unaudited Condensed Consolidated Financial Statements to conform to the current period’s presentation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions, which affect the reported amounts in the financial statements. Estimates are based on historical experience, where applicable, and other assumptions which management believes are reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, including those related to the: (i) realization of tax assets and estimates of tax liabilities; (ii) valuation of equity securities; (iii) recognition and disclosure of contingent liabilities, including litigation reserves; (iv) fair value of related party notes payable, notes payable and warrants liabilities; (v) estimated useful lives and impairment of long-lived assets; (vi) fair value of options granted to employees and non-employees; (vii) fair value of warrants, and (viii) incremental borrowing rate used to measure operating lease liabilities. Such estimates often require the selection of appropriate valuation methodologies and financial models and may involve significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

1. Nature of Business and Organization and Basis of Presentation (cont.)

As of the date the Company’s unaudited Condensed Consolidated Financial Statements were issued, the Company is not aware of any specific event or circumstance that would require it to update its estimates or judgments or to revise the carrying value of its assets or liabilities. However, these estimates and judgments may change as new events occur and additional information is obtained, which may result in changes being recognized in the Company’s unaudited Condensed Consolidated Financial Statements in future periods. While the Company considered the effects of COVID-19 on its estimates and assumptions, due to the level of uncertainty regarding the economic and operational impacts of COVID-19 on the Company’s business, there may be other judgments and assumptions that the Company has not considered. Such judgments and assumptions could result in a material impact on the Company’s financial statements in future periods. Actual results could differ from these estimates and any such differences may have a material impact on the Company’s unaudited Condensed Consolidated Financial Statements.

Income Tax

The Company recorded an income tax provision of $0 and $9 for the three and nine months ended September 30, 2022, and $0 and $3 for the three and nine months ended September 30, 2021, respectively, on the unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. The difference in the Company’s effective tax rate from the federal statutory rate of 21% is due to the ratio of domestic and international loss before taxes. The Company records a full valuation allowance to reflect limited benefits for income taxes in jurisdictions that historically reported losses and a provision for income taxes in jurisdictions that are profitable. The income tax provision for each period was the combined calculated tax expenses/benefits for various jurisdictions.

The Company is subject to taxation and files income tax returns with the U.S. federal government, California and China. The Company’s income tax returns are open to examination by the relevant tax authorities until the expiration of the applicable statute of limitations, which is generally three years after the filing of the tax return. As of September 30, 2022, the Company is not under any tax audits on its income tax returns. All of the Company’s prior year tax returns, from 2016 through 2021, are open under Chinese tax law.

The Company did not accrue any interest or penalties related to the Company’s unrecognized tax benefits as of September 30, 2022, as the uncertain tax benefits only reduced the net operating losses. The Company does not expect the uncertain tax benefits to have material impact on its unaudited Condensed Consolidated Financial Statements within the next twelve months.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASC 842”), which outlines a comprehensive lease accounting model that supersedes the previous lease guidance. The guidance requires lessees to recognize lease liabilities and corresponding right-of-use (“ROU”) assets for all leases with lease terms greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842) - Targeted Improvements, which provides the option of an additional transition method that allows entities to initially apply the new lease guidance at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted the standard on January 1, 2022 using the modified retrospective basis and recorded operating lease ROU assets of $11,191 and operating lease liabilities of $11,191 on that date. As part of this adoption, the Company reclassified the deferred gain related to a previous sale and leaseback of $3,393 to accumulated deficit. The Company elected to apply the package of practical expedients permitted under the transition guidance within ASC 842 which does not require reassessment of initial direct costs, reassessment of the classification of leases as operating or financing, or reassessment of the definition of a lease (see Note 10, Leases). Finance lease liabilities and related property and equipment assets did not change as a result of the adoption of this standard.

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible instruments by removing certain separation models in ASC 470- 20, Debt — Debt with Conversion and Other Options, for convertible instruments. ASU 2020-06 updates the guidance on certain embedded conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, such that those features are no longer required to be separated from the host contract. The convertible debt instruments will be accounted for as a single liability measured at amortized cost. Further, ASU 2020-06 made amendments to the earnings per share guidance in Topic 260 for convertible instruments, the most significant impact of which is requiring the use of the if-converted method for the diluted EPS calculation, and no longer allowing the net share settlement method. ASU 2020-06 also made revisions to Topic 815-40, which provides guidance on how an entity must determine whether a contract qualifies for a scope exception from derivative accounting. The amendments to Topic 815-40 change the scope of contracts that are recognized as assets or liabilities. ASU 2020-06 is effective for interim and annual periods beginning after December 15, 2023, with early adoption permitted. Adoption of ASU 2020-06 can either be on a modified retrospective or full retrospective basis. The Company adopted the standard on January 1, 2022 on a modified retrospective basis and reclassified the Obligation to issue registered shares of Class A Common Stock of $12,635 from Accrued expenses and other current liabilities and reclassified $20,265 from Accumulated deficit to Commitment to issue Class A Common Stock on the unaudited Condensed Consolidated Balance Sheets.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

1. Nature of Business and Organization and Basis of Presentation (cont.)

In May 2021, the FASB issued ASU 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. ASU 2021-04 made amendments to the earnings per share guidance in Topic 260 for an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options. Further, ASU 2021-04 made amendments to the Debt — Modifications and Extinguishments guidance in Topic 470-50. ASU 2021-04 also added references to revised guidance within Topic 505 and 718. Additionally, ASU 2021-04 made additions to Topic 815-40 related to the issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options. ASU 2021-04 is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. Adoption of the amendments should be applied prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company adopted ASU 2021-04 as of January 1, 2022, which had an immaterial effect on the unaudited Condensed Consolidated Financial Statements.

2. Liquidity and Capital Resources

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited Condensed Consolidated Financial Statements are issued. Based on its recurring losses from operations since inception and continued cash outflows from operating activities (all as described below), the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that these unaudited Condensed Consolidated Financial Statements were issued.

The timing of first deliveries of FF 91 vehicles is uncertain and is not expected to occur in 2022 and remains subject to various conditions, many of which are outside of FF’s control, including the timing, size, and availability of additional financing as well as the implementation and effectiveness of FF’s headcount reductions and other expense reduction and payment delay measures. It is also subject to suppliers meeting their commitments on program deliverables including parts, and timely and successful certification testing. FF is seeking to raise additional capital from various fundraising efforts currently underway to supplement its cash on hand of $31,766 as of September 30, 2022. The Company has taken steps to preserve its cash position, including reducing spending, extending payment cycles and other similar measures.

As part of its funding efforts, on November 11, 2022, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd. (“Yorkville”), an affiliate of Yorkville Advisors Global, LP, which provides the Company the sole right, but not the obligation, to direct Yorkville from time to time to purchase up to $200,000 (“Commitment Amount”) of the Company’s shares of Class A Common Stock during the commitment period ending November 11, 2025, at a 3% discount of the VWAP (as defined below) of the shares during the three preceding days of each issuance. The Company has the option to increase the Commitment Amount to up to $350,000 during the commitment period. The Company agreed to issue 789,016 shares of Class A Common Stock in satisfaction of the commitment fee agreed upon in the SEPA. As of the date the unaudited Condensed Consolidated Financial Statement were issued, the Company did not direct Yorkville to buy any shares of Class A Common Stock. The Company shall use commercially reasonable efforts to prepare and file with the SEC a registration statement for the resale by Yorkville of the shares of Class A Common Stock to be issued under the SEPA (including the 789,016 commitment shares). The Company shall not have the ability to draw funds until the effectiveness of such registration statement and the satisfaction of certain other conditions.

Any purchase would be subject to certain limitations, including that Yorkville shall not purchase any shares that would result in it and its affiliates beneficially owning more than 9.99% of the then outstanding voting power or number of shares of Class A Common Stock or any shares that would exceed 19.99% of all shares of Class A Common Stock and Class B common stock of the Company outstanding on the date of the SEPA, unless Company shareholder approval was obtained allowing for issuances in excess of such amount (the “Exchange Cap”). The Exchange Cap will not apply under certain circumstances, including where the average price of all shares of Class A Common Stock equals or exceeds $0.62 per share.

Further, and as more fully described in Note 9, Notes Payable, the Company has unfunded commitments from Purchasers, in the amount of $40,000 in connection with the SPA, as such terms are defined in Note 9, Notes Payable, $20,000 of which is expected to be funded by the end of 2022, subject to the satisfaction of certain conditions, and the remaining $20,000 of which is expected to be received following the launch of the FF 91 and completion of certain other conditions. The Company also has the right to force the conversion of the warrants underlying the Warrant Reserve, as such term is defined in Note 12, Stockholders’ Equity, for a total exercise price of $20,000 in cash, upon the completion of certain milestones and conditions.

Despite the access to liquidity resulting from the SEPA when, and if, it shall become effective, the Warrant Reserve and the unfunded commitments from the SPA, the Company projects that it may require additional funds during the remainder of 2022 and will require additional funds beyond 2022 in order to continue operations and support the ramp-up of production of the FF 91 to generate revenues to put the Company on a path to cash flow break-even. Incremental capital needs beyond 2022 to fund development of the Company’s remaining product portfolio will be highly dependent on the market success and profitability of the FF 91 and the Company’s ability to accurately estimate and control costs.

Since its formation, the Company has devoted substantial effort and capital resources to strategic planning, engineering, design, and development of its electric vehicle platform, development of initial electric vehicle models, and capital raising. Since inception, the Company has incurred cumulative losses from operations, negative cash flows from operating activities, and has an accumulated deficit of $3,322,685 as of September 30, 2022. After the closing of the Business Combination and the PIPE Financing on July 21, 2021, the Company received gross proceeds aggregating $990,983 which it used to settle certain liabilities and the remainder of which management has used to finance the ongoing operations of the business.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

2. Liquidity and Capital Resources (cont.)

The Company has funded its operations and capital needs primarily through the net proceeds received from capital contributions, the issuance of related party notes payable and notes payable (see Note 8, Related Party Notes Payable and Note 9, Notes Payable), the sale of Preferred and Common Stock (see Note 12, Stockholders’ Equity) and the net proceeds received from the Business Combination and the PIPE Financing (see Note 3, Business Combination).

The Company’s ongoing liquidity needs will depend on the extent to which the Company’s actual costs vary from the Company’s estimates and the Company’s ability to control these costs, as well as the Company’s ability to raise additional funds. The timely achievement of the Company’s operating plan as well as its ability to maintain an adequate level of liquidity are subject to various risks associated with the Company’s ability to continue to successfully close additional sources of funding, control and effectively manage its costs, as well as factors outside of the Company’s control, including those related to global supply chain disruptions, the rising prices of materials, potential impact of the COVID-19 pandemic, and general macroeconomic conditions. The Company’s forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties. The Company expects to continue to generate significant operating losses for the foreseeable future. The plans are dependent on the Company being able to continue to raise significant amounts of capital through the issuance of additional notes payable and equity securities.

There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future funding raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to reduce discretionary spending, alter or scale back vehicle development programs, be unable to develop new or enhanced production methods, or be unable to fund capital expenditures. Any such events would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

As of September 30, 2022, the Company was in default on a related party note payable with a principal amount of $8,451. In January 2022, the Company defaulted on the Optional Notes (see Note 9, Notes Payable). The holders of the Optional Notes have waived the default.

The unaudited Condensed Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited Condensed Consolidated Financial Statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3. Business Combination

On July 21, 2021, the Company consummated the Business Combination. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Legacy FF, with Legacy FF surviving the merger as a wholly-owned subsidiary of the Company. Upon the consummation of the Business Combination, the registrant changed its name from Property Solutions Acquisition Corp. to Faraday Future Intelligent Electric Inc.

Commitment to Issue Class A and Class B Common Stock

As part of the closing of the Business Combination, former stockholders and noteholders of Legacy FF are required to submit a signed Company share letter of transmittal or converting debt letter of transmittal along with a lockup agreement to the Company’s transfer agent in order for shares of the Company to be issued in their name in exchange for their shares in, notes from, vendor trust or other supplier agreements with, Legacy FF. Until the holder of the right to receive shares of the Company’s Class A Common Stock is issued shares, that holder does not have any of the rights of a stockholder. During the three and nine month ended September 30, 2022, the Company issued 20,264,715 and 89,152,131 shares of Class A Common Stock, respectively, and 64,000,588 shares of Class B Common Stock in full satisfaction of its commitment to issue Class A and Class B Common Stock.

The Company determined that the commitment to issue shares of Class A and Class B Common Stock is indexed to the Company’s own equity, within the meaning in ASC 815-10-15-74 and met the scope exception to not be subject to derivative accounting under ASC 815-40-25. As such, the Company classified the commitment to issue shares of Class A and Class B Common Stock in equity.

For purposes of presentation of shares outstanding in the Company’s financial statements, the unaudited Condensed Consolidated Balance Sheets and unaudited Condensed Consolidated Statements of Commitment to Issue Class A Common Stock and Stockholders’ Equity (Deficit) present legally issued and outstanding shares.

For purposes of presentation of basic and diluted net loss per share in the unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss, the Company includes shares to be issued in the denominator in accordance with ASC 710-10-54-4 and ASC 260-10-45-48 as if they had been issued on the date of the merger, as such shares are non-contingent and are issuable for no consideration.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

4. Deposits and Other Current Assets

Deposits and other current assets consist of the following:

Deposits:	September 30, 2022	December 31, 2021
Deposits for research and development, prototype and production parts, and other	$39,142	$54,990
Deposits for “Future Work”	5,388	8,380
Total deposits	$44,530	$63,370

Other current assets:
Prepaid expenses	$19,300	$11,119
Other current assets	4,459	2,291
Total other current assets	$23,759	$13,410

During the three and nine months ended September 30, 2022, the Company made deposits for research and development (“R&D”), prototype and production parts with its vendors, which support the Company’s ongoing R&D efforts and operations. The Company expenses deposits as the services are provided and prototype parts are received.

Amortization expense related to the Palantir hosting arrangement and other prepaid software subscriptions totaled $3,204 and $1,466 for the three months ended September 30, 2022 and 2021, and $8,866 and $1,739 for the nine months ended September 30, 2022 and 2021, respectively.

During the three months ended September 30, 2022, the Company entered into an insurance policy for its directors and officers (“D&O Policy”), which required it to make a prepayment in the amount of $21,732, of which $4,265 was amortized to General and administrative expenses in the unaudited Condensed Consolidated Statement of Operations and Comprehensive Loss for three and nine months ended September 30, 2022.

5. Property and Equipment, Net

Property and equipment, net, consists of the following:

	September 30, 2022	December 31, 2021
Buildings	$14,180	$14,180
Computer hardware	3,112	3,051
Tooling, machinery, and equipment	8,916	8,868
Vehicles	337	337
Computer software	4,027	1,032
Leasehold improvements	383	297
Construction in process	391,880	275,048
Less: Accumulated depreciation	(11,178)	(9,678)
Total property and equipment, net	$411,657	$293,135

Depreciation expense related to property and equipment totaled $799 and $659 for the three months ended September 30, 2022 and 2021, respectively, and $2,271 and $2,529 for the nine months ended September 30, 2022 and 2021, respectively.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	September 30, 2022	December 31, 2021
Accrued legal contingencies	$14,606	$16,881
Engineering, design and testing services received not invoiced	7,637	6,620
Deposits from customers	3,708	4,354
Accrued legal contingencies due to affiliates	6,551	6,673
Obligation to issue registered shares of Class A Common Stock (1)	—	12,635
Bridge Warrants (2)	4,686	—
Other current liabilities	8,916	21,597
Total accrued expenses and other current liabilities	$46,104	$68,760

(1)	The obligation to issue registered shares of Class A Common Stock was reclassified to Commitment to issue Class A Common Stock upon the adoption of ASU 2020-06 on January 1, 2022, and subsequently to Additional paid-in capital (“APIC”) upon the issuance of Class A Common Stock on July 21, 2022 (see Note 7, Fair Value of Financial Instruments).

(2)	Issuance of Liability-classified Warrants

On various funding dates and as part of the SPA (as defined and further discussed in Note 9, Notes Payable), the Company issued 6,043,623 warrants (“Bridge Warrants”) to purchase the Company’s Class A Common Stock at a rate of 1:1, with an exercise price of $5 per share, subject to customary anti-dilution protection and other adjustments, and are exercisable for seven years on a cash or cashless basis. The Company may repurchase the Warrants for $0.01 per Warrant share if and to the extent the volume weighted average prices of the Company’s Class A Common Stock during 20 of out 30 trading days prior to the repurchase is greater than $15 per share, subject to certain additional conditions.

The Company determined that the Bridge Warrants represent a liability that should be measured at fair value at each issuance date and reporting period, with changes recorded in Changes in fair value measurements in the unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss, as the Bridge Warrants contained provisions that allow the holders to redeem them in cash at any time upon the occurrence of a Fundamental Transaction, as defined in the warrants agreements, among other events, as a sale or transfer of the majority of its assets, merger with or acquisition by a third party. Accordingly, the Company recorded the Bridge Warrants in Accrued expense and other current liabilities in the Company’s unaudited Condensed Consolidated Balance Sheet upon their issuance based on the relative fair values of the Bridge Notes and Bridge Warrants with portions of the proceeds, net of original issue discount and allocated transaction costs, so allocated to the warrants in the amount of $6,971.

On September 30, 2022, the Company determined the value of the warrants to be $4,686 and recorded the difference as gain in the amount of $2,285 in the Changes in fair value measurements in the unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months ended September 30, 2022.

7. Fair Value of Financial Instruments

Fair Value Measurements

The Company applies the provisions of ASC 820, Fair Value Measurement, which defines a single authoritative definition of fair value, sets out a framework for measuring fair value and expands on required disclosures about fair value measurements. The provisions of ASC 820 relate to financial assets and liabilities as well as other assets and liabilities carried at fair value on a recurring and nonrecurring basis. The standard clarifies that fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the standard establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities, or funds.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

Level 2	Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 instruments typically include U.S. Government and agency debt securities and corporate obligations. Valuations are usually obtained through market data of the investment itself as well as market transactions involving comparable assets, liabilities or funds.

Level 3	Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models or similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial or nonfinancial asset or liability.

The Company has elected to apply the fair value option to certain notes payable with conversion features as discussed in Note 9, Notes Payable. Fair value measurements associated with the warrant liabilities, and notes payable represent Level 3 valuations under the fair value hierarchy.

Notes Payable

The Company has elected to measure certain notes payable at fair value. Specifically, the Optional Notes and the June 2021 Notes (as defined below), issued pursuant to the Note Purchase Agreement (“NPA”), and the Bridge Notes (as defined below), issued pursuant to the SPA (as defined below), as amended as they contain embedded liquidation premiums with conversion rights that represent embedded derivatives (see Note 9, Notes Payable). The Company used a binomial lattice model to value the notes payable which is widely used for valuing convertible notes. The significant assumptions used in the binomial lattice model include the risk-free rate, annual dividend yield, expected life, and volatility of the Company’s stock.

The fair value adjustments related to notes payables were recorded in Change in Fair Value Measurements on the unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss.

Commitment to Issue Class A Common Stock

Upon the closing of the Business Combination, the Company assumed an obligation of PSAC to deliver 2,387,500 registered shares of Class A Common Stock to an entity that provided consulting and advisory services in connection with the Business Combination to PSAC for no consideration.

Prior to the adoption of ASU 2020-06, the agreement with the service provider specified that the shares to be delivered are required to be registered, which is considered to be outside of the control of the Company, and therefore this obligation failed to qualify for equity treatment under ASC 815-40-25-10, and net cash settlement was assumed.

As a result, in conjunction with recording the assets and liabilities of PSAC on the closing of the Business Combination, the Company recorded a liability of $32,900 for the Obligation to issue registered shares of Class A Common Stock in the Consolidated Balance Sheets during the year ended December 31, 2021. As of December 31, 2021, the fair value of the liability was $12,635 resulting in a gain of $20,265 recorded in the Change in Fair value measurements in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021.

On January 1, 2022, upon the adoption of ASU 2020-06, the requirement to consider whether settlement is required to be in registered shares is no longer required to be considered in an entity’s evaluation of net cash settlement, however ASC 480-10-S99-3a was not amended in a similar fashion and therefore the Company, as part of the adjustments due to the adoption of ASU 2020-06, reclassified the Obligation to issue registered shares of Class A Common Stock from liabilities to the Commitment to issue Class A Common Stock within temporary equity.

On July 21, 2022, the Company amended its agreement with the service provider and delivered 2,387,500 unregistered shares of Class A Common Stock in satisfaction of its obligation. Upon its settlement, the carrying amount of the commitment equaled its initial carrying amount, therefore the Company classified the entire commitment to issue Class A Common Stock to APIC in the amount of $32,900.

Transfer of Private Warrants to Unaffiliated Third Parties

On August 9, 2022, PSAC Sponsor transferred 398,420 Private Warrants to unaffiliated third-party purchasers on the open market. Upon such transfer, the transferred warrants became subject to identical terms to the Public Warrants underlying the units offered in the initial public offering of PSAC. Therefore, upon their transfer the Company classified the warrants to APIC at their fair value of $186.

Issuance of Liability-classified Warrants

The Company used a Monte Carlo simulation model to measure the fair value of the warrants, where the significant assumptions used the volatility rate, the forecasted term of the Bridge Warrants and the projected stock price of the Company’s Class A Common Stock over such term.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

Recurring Fair Value Measurements

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables present financial assets and liabilities remeasured on a recurring basis by level within the fair value hierarchy:

	September 30, 2022
	Level 1	Level 2	Level 3
Liabilities:
Notes payable	$—	$—	$46,950
Private Warrants	—	—	130
Bridge Warrants	—	—	4,686

	December 31, 2021
	Level 1	Level 2	Level 3
Liabilities:
Notes payable	$—	$—	$161,282
Private Warrants	—	—	642
Obligation to issue registered shares of Class A Common Stock	—	—	12,635

The carrying amounts of the Company’s financial assets and liabilities, including cash, restricted cash, deposits, and accounts payable approximate fair value because of their short-term nature or contractually defined value.

The following table summarizes the activity of Level 3 fair value measurements:

	Bridge Warrants	Notes Payable at Fair Value	Private Warrants	Obligation to Issue Registered Shares
Balance as of December 31, 2021	$—	$161,282	$642	$12,635
Additions	6,971	44,500	—	—
Changes in fair value measurements	(2,285)	(4,549)	(326)	—
Payments of notes payable, including Payment Premium	—	(87,065)	—	—
Conversions of notes to common stock	—	(67,218)	—	—
Reclassification of Private Warrants to Public Warrants	—	—	(186)	—
Reclassification of obligation to issue registered shares upon adoption of ASC 2020-06		—	—	(12,635)
Balance as of September 30, 2022	$4,686	$46,950	$130	$—

8. Related Party Notes Payable

The Company has been significantly funded by notes payable from related parties. These related parties include employees as well as affiliates of employees, affiliates, and other companies controlled or previously controlled by the Company’s founder and Chief Product and User Ecosystem Officer.

Related party notes payable consists of the following as of September 30, 2022:

Note Name	Contractual Maturity Date	Contractual Interest Rates	Balance as of September 30, 2022	Interest Expense for the Three Months Ended September 30, 2022	Interest Expense for the Nine Months Ended September 30, 2022
Related party notes – China(1)	Due on Demand	18%	$8,451	$996	$2,931
Related party notes – China various other	Due on Demand	—%	3,802	—	—
			$12,253	$996	$2,931

(1)	As of September 30, 2022, the Company was in default on a related party note with a principal value of $8,451.

The estimated fair value of the related party notes payable, which are not carried at fair value, using inputs from Level 3 under the fair value hierarchy, was $12,726 and $13,337 as of September 30, 2022 and December 31, 2021, respectively.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

Related party notes payable consists of the following as of December 31, 2021:

	December 31, 2021
Note Name	Contractual Maturity Date	Contractual Interest Rates	Unpaid Balance	Net Carrying Value at 12/31/21
Related party notes - China	Due on Demand	18%	$9,411	$9,411
Related party notes - China various other	Due on Demand	0%	4,244	4,244
Total related party notes payable			$13,655	$13,655

9. Notes Payable

The Company has entered into notes payable agreements with third parties, which consists of the following as of September 30, 2022:

	September 30, 2022
Note Name	Contractual Maturity Date	Contractual Interest Rates	Unpaid Principal Balance	Fair Value Measurement Adjustments	Original issue discount and proceeds allocated to warrants	Net Carrying Value	Interest Expense for the Three Months Ended September 30, 2022	Interest Expense for the Nine Months Ended September 30, 2022
June 2021 Notes(3)	October 31, 2026	0%	$4,012	$612	$(955)	$3,669	$—	$—
Optional Notes(3)	October 31, 2026	15%	2,687	737	(912)	2,512	28	2,572
Bridge Notes(4)	August 14, 2026	10%	44,500	7,690	(11,421)	40,769	418	418
Notes payable – China various other	Due on Demand	0%	4,902	—	—	4,902	—	—
Auto loans	October 26, 2026	7%	106	—	—	106	—	—
			$56,207	$9,039	$(13,288)	$51,958	$446	$2,990

The Company settled certain notes payable during the nine months ended September 30, 2022 as follows:

	Nine months ended September 30, 2022
Note Name	Contractual Maturity Date	Contractual Interest Rates	Net carrying value at 12/31/2021	Fair Value Measurement Adjustments	Payment Premium	Cash Payment	Conversion into Class A Common Stock
March 1, 2021 Notes (1)	March 1, 2022	14%	$56,695	$(1,695)	$—	$(55,000)	$—
August 26, 2021 Notes (1)	March 1, 2022	14%	30,924	(924)	2,065	(32,065)	—
June 2021 Notes (3)	October 31, 2026	0%	35,071	917	—	—	(35,988)
Optional Notes (3)	October 31, 2026	15%	31,934	(704)	—	—	(31,230)
PPP Loan (2)	April 17, 2022	1%	193	—	—	(193)	—
			$154,817	$(2,406)	$2,065	$(87,258)	$(67,218)

(1)	On March 1, 2021, the Company amended the NPA to permit the issuance of additional notes payable with principal amounts up to $85,000. On the same day, the Company entered into notes payable agreements with Ares for an aggregate principal of $55,000. The notes payable were collateralized by a first lien on virtually all tangible and intangible assets of the Company, bore interest at 14% per annum and matured on March 1, 2022. On February 25, 2022, the Company repaid the $55,000 principal amount of the March 1, 2021 Notes with accrued interest of $7,721.

On August 26, 2021, the Company exercised its option under the March 1, 2021 notes payable agreement with Ares to draw an additional principal amount of $30,000 which matured on March 1, 2022. As the August 26, 2021 Notes mature in less than one year, according to the terms of the amended NPA, the Company expected to repay them with payment premium of 14% (“Payment Premium”). On February 25, 2022, the Company repaid the $30,000 principal amount of the August 26, 2021 Notes, with accrued interest of $2,135 and Payment Premium of $2,065.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

The settlement of the March 1, 2021 Notes and August 26, 2021 Notes are summarized below:

	September 30, 2022	December 31, 2021
March 1, 2021 Notes
Outstanding principal	$—	$55,000
Accrued interest	—	6,455
Interest expense for the nine months ended September 30, 2022	1,266	—
Principal payments	55,000	—
Interest payments	7,721	—

	September 30, 2022	December 31, 2021
August 26, 2021 Notes
Outstanding principal	$—	$30,000
Accrued interest	—	1,473
Interest expense for the nine months ended September 30, 2022	662	—
Principal payments	30,000	—
Interest payments	2,135	—
Payment Premium payments	2,065	—

(2)	In April 2022, the Company paid the remaining principal and accrued interest in an aggregate amount of $193.

(3)	On July 26, 2022, the Company entered into an agreement (the “ATW July Amendment”) with entities affiliated with ATW Partners LLC (collectively, the “Investors”), to extend the maturity date, adjust the conversion price and otherwise amend the terms (as described further below) of the Optional Notes and the June 2021 Notes (together, “ATW NPA Notes”).

Pursuant to the ATW July Amendment:

(a)	the maturity date of each of the ATW NPA Notes was extended to October 31, 2026. This extension does not, however, defer the accrual of interest to the new maturity date. Interest shall accrue on the Notes at 10% per annum following February 10, 2023;

(b)	the conversion price of each of the ATW NPA Notes was adjusted to equal the lesser of (x) $10, (y) 95% of the per share daily volume weighted average prices (“VWAP”) of the Company’s Class A Common Stock during the 30 trading days immediately prior to the applicable conversion date and (z) the lowest effective price per share of Class A Common Stock (or equivalents) issued or issuable by the Company in any financing of debt or equity after July 26, 2022, subject to possible adjustment as set forth therein (the “Set Price”). However, from July 26, 2022 to December 30, 2022, the conversion price of each of the ATW NPA Notes is equal to the lesser of (i) the Set Price, and (ii) 92% of the lowest of the VWAP during the seven (7) trading days immediately prior to the applicable conversion date;

(c)	a “forced conversion” feature was added to each of the ATW NPA Notes that allows the Company, on or after December 31, 2022, to cause the conversion of all or part of, in the aggregate among all of the ATW NPA Notes, up to $35,000 principal amount of the ATW NPA Notes less any principal amount of the ATW NPA Notes voluntarily converted by the holder thereof after July 26, 2022, subject to certain conditions as set forth in the ATW July Amendment;

(d)	the date by which the Investors must exercise their option to purchase additional June 2021 Notes of up to $40,000 from the Company under the terms of the NPA was extended to July 20, 2023; and

(e)	within 45 days of the date on which at least $50,000 in senior secured convertible term loans have been funded to the Company by the Investors or their affiliates under the “Tranche A Loans” facility (the “Tranche A Facility”) (which funding by the Investors or their affiliates is conditioned upon the Company obtaining binding commitments for at least $100,000 in additional financing) (the “Collateral Trigger Date”), subject to agreement by the Company and the Investors on the terms of such Tranche A Facility, the Amendment provides that the Company and the Investors will enter into a security agreement to secure the obligations under the Notes with a junior lien on substantially all of the assets that secure the Tranche A Facility (the “Lien Security Agreement”).

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

The ATW July Amendment was accounted for as a troubled debt restructuring under ASC 470-60, Troubled Debt Restructuring, because the Company was experiencing financial difficulty and the conversion mechanism results in the effective borrowing rate decreasing after the restructuring which was determined to be a concession. Since the future undiscounted cash flows of the restructured notes payable exceed the net carrying value of the original note payable due to the maturity date extension, the modification was accounted for prospectively with no gain or loss recorded in the unaudited Consolidated Statements of Operations and Comprehensive Loss.

Interest expense on the ATW NPA Notes is computed using the contractual interest rate. The Company concluded that the conversion feature does not require bifurcation based on the derivative accounting scope exception in ASC 815 for certain contracts involving an entity’s own equity.

Between August 16, 2022 and September 14, 2022, the Investors converted $67,218 of principal at conversion prices ranging from $0.84 to $2.29 per share into 64,843,850 shares of Class A Common Stock.

The Tranche A Facility was funded on October 10, 2022 (as further described below with regards to the Fourth Bridge Notes), which was considered the Collateral Triggered Date. On the same day and on October 19, 2022, the remaining ATW NPA Notes in the aggregate amount of $6,699 were exchanged for 11,496,868 shares of Class A Common Stock of the Company (see Note 15, Subsequent Events) and, therefore, the requirement to enter into the Lien Security Agreement was terminated.

(4)	On August 14, 2022, the Company entered into a Securities Purchase Agreement (“SPA”) with certain entities affiliated with ATW Partners LLC and RAAJJ Trading LLC (and together with Senyun, as defined below, the “Purchasers”) to issue and sell the Company’s senior secured convertible notes (the “Bridge Notes”) in three tranches aggregating to $52,000 in principal (as increased on September 23, 2022 to $57,000, which increase was subsequently terminated upon the Initial Senyun Funding Date, as defined below) and maturing on August 14, 2026 (subsequently extended to October 27, 2028). The Bridge Notes are subject to an original issue discount of 10%, and are convertible, along with any interest accrued, into shares of Class A Common Stock at a conversion price equal to $2.69 (or $2.2865 for the initial tranche) (“Conversion Price”), subject to a full ratchet anti-dilution protection. When calculating the shares issuable upon conversion, the converted amount shall be decreased by 50% of the original issue discount pertaining to such amount. As of September 30, 2022, the Purchasers funded $44,500, less total original discounts of $4,450 and transaction costs of $2,813, equating to net proceeds of $37,237.

The Bridge Notes bear interest of 10% per annum payable quarterly and on each conversion and on the maturity date in cash or in shares of Class A Common Stock. Unless earlier paid, the Bridge Notes entitle the Purchasers, at each conversion date, to an interest make-whole (“Make-Whole Amount”), in a combination of cash or Class A Common Stock at the Company’s discretion, in the amount of the interest that would have been payable if such converted amount was held to maturity based on an interest rate of 15% per annum. The conversion price of interest is the lesser of (a) the Conversion Price or (b) 90% of the lowest VWAP for the five consecutive trading days.

As part of the SPA, the Company issued to the Purchasers 6,043,623 warrants with ratchet clauses triggering an increase to 42,342,839 warrants (“Bridge Warrants”), with an exercise price of $5.00 per share, subject to full ratchet anti-dilution protection and other adjustments, exercisable for seven years from the date of issuance (see Note 12, Stockholders’ Equity). The Company may repurchase the Bridge Warrants for $0.01 per share if and to the extent the VWAP of the Company’s Class A Common Stock during 20 of out 30 trading days prior to the repurchase is greater than $15 per share, subject to certain additional conditions.

Total commitments under the SPA shall not exceed $300,000, however each Purchaser has the option within 12 months from November 12, 2022 (the “Form S-1 Effective Date”) to purchase additional senior secured convertible notes under similar terms for a total potential commitments of up to $600,000 (“Tranche B Notes”).

On September 23, 2022, the SPA was amended (the “SPA Amendment”), pursuant to which the Purchasers agreed to accelerate their funding obligations, with $7,500 aggregate principal amount (the “Third Bridge Notes”) being funded and issued on the same day, and the remaining $7,500 aggregate principal amount (the “Fourth Bridge Notes”) being funded and issued on October 10, 2022. The Third Bridge Notes and Fourth Bridge Notes are convertible into shares of Class A Common Stock at a conversion price of $1.05 per share, mature on October 27, 2028, and are otherwise subject to the same terms and conditions in the SPA as applicable to the Bridge Notes described therein.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

The Bridge Notes are secured by the grant of a second lien upon substantially all of the personal and real property of the Company and its subsidiaries, as well as guarantee by substantially all of the Company’s domestic subsidiaries.

Additionally, the SPA Amendment modified the conversion price of $25,000 of principal of the Bridge Notes, which were funded on August 14, 2022, to $1.05 per share. The Company evaluated the SPA Amendment in accordance with ASC 470-50, Debt, and determined that it constitutes an extinguishment because the change in the conversion price is substantial. According, the Company recognized a loss in Loss on extinguishment or settlement of related party notes payable, notes payable and vendor payables in trust, net in the unaudited Condensed Consolidated Statements of Operations and Comprehensive for the three and nine months ended September 30, 2022 in the amount of $7,690, calculated as the cumulative change in fair value from initial recognition through to the date of amendment.

On September 25, 2022, the Company entered into a Joinder and Amendment Agreement to the SPA (the “Joinder”) with Senyun International Ltd., an affiliate of Daguan International Limited (“Senyun”), pursuant to which Senyun agreed to purchase incremental notes under the SPA in an aggregate principal amount of up to $60,000, subject to the completion of due diligence by the Company of Senyun and its financing sources. Senyun has all of the same rights and obligations as a Purchaser under the SPA.

Pursuant to the Joinder and following the completion of the Company’s due diligence of Senyun and its financing sources, Senyun is expected to fund its commitments according to the following schedule (subject, in each case to the satisfaction of certain conditions): (a) $10,000 in principal which was funded on October 27, 2022 (“First Senyun Funding Date”), out of which the Company received $8,800, net of original issue discount and transaction costs); (b) $10,000 in principal on the later of (x) 14 business days after the First Senyun Funding Date and (y) the receipt of approval of the Company’s stockholders of certain proposals (which was obtained on November 3, 2022), and was funded on November 15, 2022, out of which the Company received $8,970, net of original issue discount and transaction costs (“Second Senyun Funding Date”); (c) $10,000 in principal amount not later than 15 business days after the Form S-1 Effective Date; (d) $10,000 in principal amount within 30 business days after the Form S-1 Effective Date; and (e) $20,000 in principal amount on a date that is no later than ten (10) business days after the launch of the FF 91.

Upon the First Senyun Funding Date, the Purchasers’ obligation to purchase an additional $5,000 in aggregate principal amount of senior secured convertible notes automatically terminated.

The Company elected the fair value option afforded by ASC 825, Financial Instruments, with respect to the Bridge Notes because the notes include features, such as a contingently exercisable put option, which meets the definition of an embedded derivative. Upon their issuance, the Company determined that the aggregated fair value of the Bridge Notes and Bridge Warrants was $33,079 and $6,971, respectively. The Company expenses original issue discount and transaction costs to Changes in fair value measurements in the unaudited Condensed Consolidated Statement of Operations and Comprehensive Loss.

On September 30, 2022, the Company determined that the fair value of the Bridge Notes and Bridge Warrants was $40,769 and $4,686, respectively, resulting in a loss in Changes in fair value measurements in the unaudited Condensed Consolidated Statement of Operations and Comprehensive Loss for the three and nine months ended September 30, 2022 in the amount of $7,690 and $2,285, respectively.

Fair Value of Notes Payable Not Carried at Fair Value

The estimated fair value of the Company’s notes payable not carried at fair value, using inputs from Level 3 under the fair value hierarchy, was $4,857 and $5,350 as of September 30, 2022 and December 31, 2021, respectively.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

Schedule of Principal Maturities of Notes Payable

The future scheduled principal maturities of notes payable as of September 30, 2022 are as follows:

Due on demand	$4,902
2022	4,012
2023	2,687
2026	44,606
$56,207

*	On October 24, 2022, the Company entered into a Limited Consent and Third Amendment to the SPA (the “Third Amendment”) pursuant to which the maturity date for the Bridge Notes was extended from August 14, 2026 to October 27, 2028 (see Note 15, Subsequent Events).

Notes payable consists of the following as of December 31, 2021:

	December 31, 2021
Note Name	Contractual Maturity Date	Contractual Interest Rates	Unpaid Balance	Fair Value Measurement Adjustments	Original issue discount and proceeds allocated to warrants	Net Carrying Value
March 1, 2021 Notes	March 1, 2022	14%	$55,000	$7,692	$(5,997)	$56,695
August 26, 2021 Notes	March 1, 2022	14%	30,000	1,011	(87)	30,924
June 9, 2021 Note 1 and Note 2	December 9, 2022	—%	40,000	8,503	(9,522)	38,981
August 10, 2021 Optional Notes	February 10, 2023	15%	33,917	12,283	(11,518)	34,682
Notes payable - China various other	Due on demand	—%	5,458	—	—	5,458
PPP Loan	April 17, 2022	1%	193	—	—	193
Auto loans	Various	Various	121	—	—	121
Total notes payable			$164,689	$29,489	$(27,124)	$167,054

10. Leases

The Company determines if an arrangement is a lease at its commencement if the Company is both able to identify an asset and conclude the Company has the right to control the identified asset. Leases are classified as finance or operating based on the principle of whether or not the lease is effectively a financed purchase by the lessee. An ROU asset represents the Company’s right to use an underlying asset for the lease term and a lease liability represents the Company’s obligation to make lease payments related to the lease. The Company recognizes operating and finance lease ROU assets and liabilities at the commencement date based on the present value of lease payments over the lease term. The lease term includes renewal options when it is reasonably certain that the option will be exercised, and excludes termination options. The Company’s leases do not provide an implicit rate therefore, the Company uses its incremental borrowing rate based on information available at the commencement date to determine the present value of lease payments. The incremental borrowing rate used is estimated based on what the Company would be required to pay for a collateralized loan for a similar asset over a similar term. The Company’s leases do not include any material residual value guarantees, bargain purchase options, or asset retirement obligations.

To the extent that the Company’s agreements have variable lease payments, the Company includes variable lease payments that depend on an index or a rate in the measurement and classification of a lease and excludes those that depend on facts or circumstances occurring after the commencement date, other than the passage of time. Lease expense for operating leases is recognized on a straight-line basis over the lease term and is recorded in operating expenses on the unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. Amortization of ROU assets on finance leases is recorded on a straight-line basis within operating expenses in the unaudited Condensed Consolidated Statements of Operations. Interest expense incurred on finance lease liabilities is recorded in Interest expense on the unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. The Company has elected not to recognize ROU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. Additionally, the Company does not separate lease and non-lease components. Operating leases are included in ROU assets, Operating leases liabilities, current portion and Operating lease liabilities, less current portion in the Company’s unaudited Condensed Consolidated Balance Sheets. Finance leases are included in Property and equipment, net, Finance lease liabilities, current portion, and Finance lease liabilities, less current portion in the Company’s unaudited Condensed Consolidated Balance Sheets.

The Company’s lease arrangements consist primarily of its ieFactory California production facility, corporate office, store, equipment, and vehicle lease agreements. The leases expire at various dates through 2032, some of which include options to extend the lease term for additional 5 years periods.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

Total lease costs for the three and nine months ended September 30, 2022 were:

	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2022
Finance lease cost
Amortization of right-of-use assets	$91	$273
Interest on lease liabilities	169	520
Total finance lease cost	260	793

Operating lease cost	434	1,966
Variable lease cost	24	425
Total lease cost	$718	$3,184

The following table summarizes future lease payments as of September 30, 2022:

Fiscal year	Operating Leases	Finance Leases
2022	$1,289	$643
2023	5,259	2,166
2024	5,482	1,757
2025	5,243	1,792
2026	5,197	1,828
Thereafter	12,173	1,864
Total	34,643	10,050
Less: Imputed Interest	13,516	1,326
Present value of net lease payments	21,127	8,724

Lease liability, current portion	$2,487	$1,807
Lease liability, net of current portion	18,640	6,917
Total lease liability	$21,127	$8,724

Supplemental information and non-cash activities related to operating and finance leases are as follows:

Nine Months Ended September 30, 2022
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$1,966
Operating cash flows from finance leases	520
Financing cash flows from finance leases	1,410
3,896
Lease liabilities arising from new right-of-use assets
Operating leases	11,906

As of September 30, 2022
Weighted average remaining lease term (in years)
Operating leases	6.2
Finance leases	5

Weighted average discount rate
Operating leases	15.6%
Finance leases	5.7%

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

Disclosures Related to Periods Prior to Adoption of the New Lease Standard:

The Company recorded rent expense of $1,131 and $2,361 for the three and nine months ended September 30, 2021, respectively.

The minimum aggregate future obligations under non-cancelable operating leases as of December 31, 2021 were as follows:

Year ended December 31,
2022	$2,384
2023	2,695
2024	2,775
2025	2,859
2026	2,944
Thereafter	991
$14,648

The Company has three capital leases, one in Hanford, California for its ieFactory California production facility, and two equipment leases.

The minimum aggregate future minimum lease payments under capital leases as of December 31, 2021 were as follows:

Year ended December 31,
2022	$2,574
2023	2,166
2024	1,757
2025	1,792
2026	1,840
Thereafter	1,864
$11,993

11. Commitments and Contingencies

Legal Matters

The Company is, from time to time, subject to claims and disputes arising in the normal course of business. In the opinion of management, the outcome of any such claims and disputes cannot be predicted with certainty.

On December 23, 2021, a putative class action lawsuit alleging violations of the Securities Exchange Act of 1934 was filed in the United States District Court, Central District of California, against the Company, among others, and its current Global CEO, its former CFO, its current Chief Product and User Ecosystem Officer, as well as the CFO of Legacy FF and former CFO of the Company, and the Co-CEOs of PSAC. Also, on March 8, March 21, April 11, and April 25 2022, putative stockholder derivative lawsuits were filed in the United States District Court, Central District of California and United States District Court, District of Delaware against numerous current and former officers and directors of the Company alleging violations of the Securities Exchange Act of 1934 and various common law claims. Also, on June 14, 2022, a verified stockholder class action complaint was filed in the Court of Chancery of the State of Delaware against, among others, the Company, its current Global CEO, its former CFO and its current Chief Product and User Ecosystem Officer alleging breaches of fiduciary duties. Lastly, on September 21, 2022, a verified stockholder class action complaint was filed in the Court of Chancery of the State of Delaware against, among others, the Company, the Co-CEOs and independent directors of PSAC, and certain third-party advisors to PSAC, alleging breaches of fiduciary duties, and aiding and abetting the alleged breaches, in connection with disclosures and stockholder voting leading up to the Business Combination.

On March 8, 2022 and March 21, 2022, putative derivative lawsuits alleging violations of the Securities Exchange Act of 1934 and various common law claims were filed in the United States District Court, Central District of California. On April 8, 2022, these two derivative lawsuits were consolidated. On May 24, 2022, the consolidated derivative actions were stayed pending resolution of a motion to dismiss in the putative class action described above. Additionally, on April 11 and April 25, 2022, putative derivative lawsuits alleging violations of the Securities Exchange Act of 1934 and various common law claims were filed in the United States District Court, District of Delaware. These lawsuits purport to assert claims on behalf of the Company against numerous current and former officers and directors of the Company. Lastly, on June 14, 2022, a verified stockholder class action complaint was filed in the Court of Chancery of the State of Delaware against, among others, the Company, its current Global CEO, its former CFO and its founder and Chief Product and User Ecosystem Officer alleging breaches of fiduciary duties. Given the early stages of the legal proceedings, it is not possible to predict the outcome of the claims.

On June 14, 2022, a verified stockholder class action complaint was filed in the Court of Chancery of the State of Delaware against, among others, the Company, its current Global CEO, its former CFO and its current Chief Product and User Ecosystem Officer alleging breaches of fiduciary duties. On August 11, 2022, the Court of Chancery granted a stipulation and order governing briefing on a motion to dismiss the complaint. On September 21, 2022, an additional verified stockholder class action complaint was filed in the Court of Chancery of the State of Delaware against, among others, the Company alleging, among other issues, breaches of fiduciary duties. On October 12, 2022, plaintiff filed a motion to consolidate the Cleveland and Yun actions and appoint Cleveland’s counsel as lead counsel for the consolidated action. On October 20, 2022, the Company filed a motion to dismiss the complaint.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

On September 23, 2022, plaintiff and defendants of the original June 14, 2022 action filed a stipulation and proposed order vacating the briefing schedule set forth pending consolidation of the action alongside the September 21, 2022 complaint. If the proposed order is entered by the court, the parties will meet and confer regarding a schedule governing further proceedings following consolidation of the actions. Given the early stages of the legal proceedings, the Company is unable to evaluate the likelihood of an unfavorable outcome and/or the amount or range of potential loss.

On September 19, 2022, three Company employees and stockholders brought an action seeking to compel the Company to comply with its obligations under Delaware law to hold an annual meeting of stockholders for the purpose of electing directors. Plaintiffs have stayed this action until January 10, 2022. Given the early stages of the legal proceedings, the Company is unable to evaluate the likelihood of an unfavorable outcome and/or the amount or range of potential loss.

On October 20, 2022, FF received a subpoena from the SEC requiring FF to produce certain documents relating to FF’s transactions with Senyun International Ltd. FF intends to fully comply with the subpoena.

As of September 30, 2022 and December 31, 2021, the Company had accrued legal contingencies of $22,417 and $16,881, respectively, within Accrued expenses and other current liabilities, and Accounts Payable on the unaudited Condensed Consolidated Balance Sheets for potential financial exposure related to ongoing legal matters primarily related to breach of contracts and employment matters which are deemed both probable of loss and reasonably estimable. Accrued legal contingencies recorded to Accounts Payable relate to disputes with service providers, whereas legal contingencies recorded to Accrued expenses and other current liabilities include all other anticipated legal accruals.

During the nine months ending September 30, 2022, the Company settled a legal dispute for breach of lease under which the Company was named a co-defendant, in a civil action case with the plaintiff seeking damages including unpaid rent, future unpaid rent, unpaid expenses, and unpaid taxes related to the lease for a total of $6,400. Pursuant to the settlement agreement, the Company agreed to pay $1,800 in cash in January 2022 and an additional $3,400 plus 5% interest in October 2022 and was liable for the remainder of the settlement, in the amount of $1,200, in the event the co-defendants failed to make the payment in January 2022. In January 2022, the Company made the initial settlement payment of $1,800 and was relieved of the liability of $1,200. As of the date of issuing these unaudited Condensed Consolidated Financial Statements, the Company has not made the additional $3,400 settlement and interest payments, as prescribed in the settlement agreement. On October 26, 2022, the plaintiff filed a motion to enforce the settlement agreement in the Superior Court of the State of California for the County of Santa Clara, seeking no material additional damages. Such hearing is scheduled for December 22, 2022.

Special Committee Investigation

As previously disclosed on November 15, 2021, the Company’s Board of Directors (the “Board”) established a special committee of independent directors (“Special Committee”) to investigate allegations of inaccurate Company disclosures, including those made in an October 2021 short seller report and whistleblower allegations, which resulted in the Company being unable to timely file its third quarter 2021 Quarterly Report on Form 10-Q, Annual Report on Form 10-K for the year ended December 31, 2021, first quarter 2022 Quarterly Report on Form 10-Q and amended Registration Statement on Form S-1 (File No. 333-258993) (the “Form S-1”). The Special Committee engaged outside independent legal counsel and a forensic accounting firm to assist with its review. On February 1, 2022, the Company announced that the Special Committee completed its review. On April 14, 2022, the Company announced the completion of additional investigative work based on the Special Committee’s findings which were performed under the direction of the Executive Chairperson, reporting to the Audit Committee. In connection with the Special Committee’s review and subsequent investigative work, the following findings were made:

●	In connection with the Business Combination, statements made by certain Company employees to certain investors describing the role of Yueting (“YT”) Jia, the Company’s founder and former CEO, within the Company were inaccurate and his involvement in the management of the Company post-Business Combination was more significant than what had been represented to certain investors.

●	The Company’s statements leading up to the Business Combination that it had received more than 14,000 reservations for the FF 91 vehicle were potentially misleading because only several hundred of those reservations were paid, while the others (totaling 14,000) were unpaid indications of interest.

●	Consistent with the Company’s previous public disclosures regarding identified material weaknesses in its internal control over financial reporting, the Company’s internal control over financial reporting requires an upgrade in personnel and systems.

●	The Company’s corporate culture failed to sufficiently prioritize compliance.

●	Mr. Jia’s role as an intermediary in leasing certain properties which were subsequently leased to the Company was not disclosed in the Company’s corporate housing disclosures.

●	In preparing the Company’s related party transaction disclosures, the Company failed to investigate and identify the sources of loans received from individuals and entities associated with Company employees.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

In addition, the investigation found that certain individuals failed to fully disclose to individuals involved in the preparation of the Company’s SEC filings their relationships with certain related parties and affiliated entities in connection with, and following, the Business Combination, and failed to fully disclose relevant information, including but not limited to, information in connection with related parties and corporate governance to the Company’s former independent registered public accounting firm PricewaterhouseCoopers LLP.

The investigation also found that certain individuals failed to cooperate and withheld potentially relevant information in connection with the Special Committee investigation. Among such individuals were non-executive officers or members of the management team of FF, and remedial action was taken with respect to such individuals based on the extent of non-cooperation and/or withholding of information. The failure to cooperate with the investigation was taken into consideration in connection with the remedial actions outlined below with respect to Mr. Jiawei (“Jerry”) Wang, the Company’s former Vice President, Global Capital Markets, and withholding of information also affected the remedial action taken with respect to Mr. Matthias Aydt, Senior Vice President, Business Development and Product Definition and a director of the Company.

Based on the results of the investigation, the Special Committee concluded that, except as described above, other substantive allegations of inaccurate FF disclosures that it evaluated, were not supported by the evidence reviewed. Although the investigation did not change any of the above findings with respect to the substantive allegations of inaccurate FF disclosures, the investigation did confirm the need for remedial actions to help ensure enhanced focus on compliance and disclosure within FF.

Based on the results of the Special Committee investigation and subsequent investigative work described above, the Board approved the following remedial actions designed to enhance oversight and corporate governance of the Company:

●	certain remedial actions designed to enhance oversight and corporate governance of the Company, namely the following:

●	the appointment of Ms. Swenson, a former member of the Board, to the then newly created position of Executive Chairperson of FF;

●	Carsten Breitfeld, FF’s Global Chief Executive Officer, reporting directly to Ms. Swenson and receiving a 25% annual base salary reduction;

●	the removal of Mr. Jia as an executive officer, although continuing in his position as Chief Product & User Ecosystem Officer of the Company. Certain dual-reporting arrangements were eliminated with respect to Mr. Jia, and he is required to report directly to Ms. Swenson, a non-independent director nominated by FF Top Holding LLC (“FF Top”). Mr. Jia also received a 25% annual base salary reduction, and his role was limited from a policy-making position to focusing on (a) Product and Mobility Ecosystem and (b) Internet, Artificial Intelligence, and Advanced R&D technology;

●	Mr. Matthias Aydt, Senior Vice President, Business Development and Product Definition and a director of the Company, being placed on probation as an executive officer for a six-month period, during which period he will remain as a non-independent member of the Board;

●	the appointment of Mr. Jordan Vogel as Lead Independent Director; certain changes to the composition of Board committees, including Brian Krolicki stepping down from his role as Chairman of the Board and Chair of the Nominating and Corporate Governance Committee and becoming a member of the Audit and Compensation Committees of the Board; Mr. Jordan Vogel stepping down from the Nominating and Corporate Governance Committee; and Scott Vogel becoming the Chair of the Audit Committee and the Nominating and Corporate Governance Committee of the Board;

●	the suspension without pay of Mr. Jiawei (“Jerry”) Wang, the Company’s former Vice President, Global Capital Markets, who subsequently notified the Board of his decision to resign from FF on April 10, 2022;

●	the assessment and enhancement of FF’s policies and procedures regarding financial accounting and reporting and the upgrading of FF’s internal control over financial accounting and reporting, including by hiring additional financial reporting and accounting support, in each case at the direction of the Audit Committee;

●	the implementation of enhanced controls around FF’s contracting and related party transactions, including regular attestations by FF’s employees with authority to bind FF to contracts and related party transactions, for purposes of enabling FF to make complete and accurate disclosures regarding related party transactions;

●	the hiring of a Chief Compliance Officer, who reports on a dotted line to the Chair of the Audit Committee, and assessing and enhancing FF’s compliance policies and procedures (and a search for a Chief Compliance Officer of FF is still pending as of the date of this Report);

●	the implementation of a comprehensive training program for all directors and officers regarding, among other things, internal FF policies;

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

●	the separation of Mr. Jarret Johnson, FF’s Vice President, General Counsel and Secretary; and

●	certain other disciplinary actions and terminations of employment with respect to other FF employees (none of whom is an executive officer).

As of the date hereof, FF is continuing to implement the remedial actions approved by the Board. However, no assurance can be provided that such remedial measures will be implemented in a timely manner or will be successful to prevent inaccurate disclosures in the future.

SEC and DOJ Investigations

Subsequent to FF announcing the completion of the Special Committee investigation on February 1, 2022, FF, certain members of the management team and employees of FF received a notice of preservation and subpoena from the staff of the SEC stating that the SEC had commenced a formal investigation relating to the matters that were the subject of the Special Committee investigation. FF, which had previously voluntarily contacted the SEC in connection with the Special Committee investigation in October 2021, is cooperating fully with the SEC’s investigation. The outcome of such an investigation is difficult to predict. FF has incurred, and may continue to incur, significant expenses related to legal and other professional services in connection with the SEC investigation. At this stage, FF is unable to assess whether any material loss or adverse effect is reasonably possible as a result of the SEC’s investigation or estimate the range of any potential loss. In addition, in June 2022, FF received a preliminary request for information from the U.S. Department of Justice (“DOJ”) in connection with the matters that were the subject of the Special Committee investigation. FF has responded to that request and intends to fully cooperate with any future requests from the DOJ.

12. Stockholders’ Equity

The number of authorized, issued and outstanding stock, were as follows:

	September 30, 2022
	Authorized Shares	Issued Shares
Preferred Stock	10,000,000	—
Class A Common Stock	750,000,000	345,794,368
Class B Common Stock	75,000,000	64,000,588
	835,000,000	409,794,956

	December 31, 2021
	Authorized Shares	Issued Shares	Shares to be Issued	Total Issued and to be Issued Shares
Preferred Stock	10,000,000	—	—	—
Class A Common Stock	750,000,000	168,693,323	89,152,130	257,845,453
Class B Common Stock	75,000,000	—	64,000,588	64,000,588
	835,000,000	168,693,323	153,152,718	321,846,041

Warrants

The number of outstanding warrants to purchase the Company’s Class A Common Stock as of September 30, 2022 and December 31, 2021 were as follows:

	Number of Warrants	Exercise Price	Expiration Date
Public Warrants (1)	23,375,988	$11.50	July 21, 2026
Private Warrants(2)	276,131	11.50	July 21, 2026
ATW NPA Warrants(3)	28,431,635	0.64	Various through August 10, 2028
Bridge Warrants(4)	42,342,839	0.71	Various through September 23, 2029
Other warrants	1,429,068	4.69	August 5, 2027
Total	95,855,661

(1)	On August 9, 2022, PSAC Sponsor transferred 398,420 Private Warrants to unaffiliated third-party purchasers on the open market. Upon such transfer the transferred warrants became subject to identical terms to the Public Warrants underlying the units offered in the initial public offering of PSAC. Therefore, upon their transfer the Company classified the warrants to APIC at their fair value.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

(2)	The Private Warrants are recorded in Other liabilities, less current portion in the unaudited Condensed Consolidated Balance Sheets as of September 30, 2022 and December 31, 2021.

(3)	On September 23, 2022, the Company and Purchasers of the ATW NPA Notes entered into an agreement to place a total of 31,118,718 outstanding warrants related to the Optional Notes and the June 2021 Notes (see Note 9, Notes Payable) into a warrant reserve with an exercise price now set to $0.6427 per warrant (“Warrant Reserve”). Upon the completion of certain milestones and conditions, the Company may elect a forced conversion clause settleable in cash through January 23, 2023 on the warrants, requiring the warrant holders to exercise their warrants on a cash basis in exchange for newly issued shares of the Company’s Class A Common Stock. The aggregate exercise price of the Warrant Reserve is $20,000. The remaining outstanding warrants not in the Warrant Reserve but also issued pursuant to the Optional Notes and the June 2021 Notes totaling 29,158,364 warrants, are agreed to have their exercise price set at $0.50 per warrant. As of the date the unaudited Consolidated Condensed Financial Statements were issued, the Company did not force the conversion of any of the warrants underlying the Warrant Reserve.

The amendment of the warrants issued pursuant to the Optional Notes and the June 2021 Notes, which set the exercise price to $0.50 per warrant, resulted in the recognition of expense of $1,238 in Change in fair value measurements in the unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months ended September 30, 2022.

(4)	The Bridge Warrants are recorded in Accrued expenses and other current liabilities in the unaudited Condensed Consolidated Balance Sheets as of September 30, 2022. The warrants were issued pursuant to the SPA and recorded at fair value at each issuance date and at September 30, 2022.

The number of outstanding warrants to purchase the Company’s Class A Common Stock as of December 31, 2021 were as follows:

	Number of Warrants	Exercise Price	Expiration Date
Public Warrants	22,977,568	$11.50	July 21, 2026
Private Warrants(1)	674,551	11.50	July 21, 2026
Other warrants	4,544,258	10.00	Various through August 10, 2028
Total	28,196,377

(1)	The Private Warrants are recorded in Other liabilities, less current portion in the unaudited Condensed Consolidated Balance Sheet as of December 31, 2021.

13. Stock-Based Compensation

2021 SI Plan

In July 2021, the Company adopted the 2021 Stock Incentive Plan (“2021 SI Plan”). The 2021 SI Plan allows the Board of Directors to grant up to 49,573,570 incentive and nonqualified stock options, restricted shares, unrestricted shares, restricted share units, and other stock-based awards for the Company’s Class A Common Stock to employees, directors, and non-employees. The number of shares of Class A Common Stock available under the 2021 SI Plan will increase annually on the first day of each calendar year, beginning with the calendar year ending December 31, 2022, and continuing until (and including) the calendar year ending December 31, 2031. Annual increases are equal to the lesser of (i) 5 percent of the number of shares of Class A Common Stock issued and outstanding on December 31 of the immediately preceding fiscal year and (ii) an amount determined by the Board of Directors. As of the effective date of the 2021 SI Plan, no further stock awards have been or will be granted under the EI Plan or STI Plan (defined below).

As of September 30, 2022, the Company had 43,410,364 shares of Class A Common Stock available for future issuance under its 2021 SI Plan.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

A summary of the Company’s stock option activity under the SI Plan is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2021	—
Granted	6,632,387	3.68
Exercised	—	—
Cancelled/forfeited	(469,181)	5.32
Outstanding as of September 30, 2022	6,163,206	$3.56	9.55	$—

The weighted-average assumptions used in the Black-Scholes option pricing model for awards granted during the nine months ended September 30, 2022 are as follows:

	September 30, 2022	September 30, 2021
Risk-free interest rate:	2.46%	0.79%
Expected term (in years):	7.16	6.05
Expected volatility:	42.17%	42.10%
Dividend yield:	0.00%	0.00%

As of September 30, 2022, the total remaining stock-based compensation expense for unvested stock options was $4,368, which is expected to be recognized over a weighted average period of 2.47 years.

EI Plan

On February 1, 2018, the Board of Directors adopted the Equity Incentive Plan (“EI Plan”), under which the Board of Directors authorized the grant of up to 42,390,000 incentive and nonqualified stock options, restricted stock, unrestricted stock, restricted stock units, and other stock-based awards for Legacy FF’s Class A Ordinary Stock to employees, directors, and non-employees.

A summary of the Company’s stock option activity under the EI Plan is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2021	31,962,921	$2.81	7.77	$86,075
Granted	—
Exercised	(1,606,795)	2.52		3,658
Cancelled/forfeited	(5,083,652)	2.57
Outstanding as of September 30, 2022	25,272,474	$2.82	7.17	$74

As of September 30, 2022, the total remaining stock-based compensation expense for unvested stock options was $8,812, which is expected to be recognized over a weighted average period of 2.52 years.

STI Plan

The Special Talent Incentive Plan (“STI Plan”) allows the Board of Directors to grant up to 14,130,000 incentive and nonqualified stock options, restricted shares, unrestricted shares, restricted share units, and other stock-based awards for Legacy FF’s Class A Ordinary Stock to employees, directors, and non-employees.

The STI Plan does not specify a limit on the number of stock options that can be issued under the plan. Per the terms of the STI Plan, the Company must reserve and keep available a sufficient number of shares to satisfy the requirements of the STI Plan.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

A summary of the Company’s stock option activity under the STI Plan is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2021	9,526,727	$5.55	8.0	$13,905
Granted	—	—
Exercised	(2,181,335)	2.5		1,678
Cancelled/forfeited	(888,381)	8.04
Outstanding as of September 30, 2022	6,457,011	$6.51	7.99	$—

As of September 30, 2022, the total remaining stock-based compensation expense for unvested stock options was $5,630, which is expected to be recognized over a weighted average period of approximately 3.6 years.

The following table presents stock-based compensation expense included in each respective expense category in the unaudited Condensed Consolidated Statements of Operations and Other Comprehensive Loss:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Research and development	$2,311	$1,879	$7,012	$2,873
Sales and marketing	301	538	926	847
General and administrative	707	2,636	1,855	4,801
	$3,319	$5,053	$9,793	$8,521

14. Net Loss per Share

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing net loss attributable to common stockholders by the weighted-average number of shares issued and shares to be issued under the commitment to issue shares, as these shares are issuable for no consideration.

Diluted net loss per share attributable to common stockholders adjusts the basic net loss per share attributable to common stockholders and the weighted-average number of shares issued and shares to be issued under the commitment to issue shares for potentially dilutive instruments.

For purposes of presentation of basic and diluted net loss per share, the Company includes shares to be issued in the denominator in accordance with ASC 710-10-54-4 and ASC 260-10-45-48 as if they had been issued on the date of the merger, as such shares are non-contingent and are issuable for no consideration (see Note 3, Business Combination).

The net loss per common share was the same for the Class A and Class B Common Stock because they are entitled to the same liquidation and dividend rights and are therefore, combined on the unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months ended September 30, 2022 and 2021.

Because the Company reported net losses for all periods presented, all potentially dilutive Common Stock equivalents were determined to be antidilutive for those periods and have been excluded from the calculation of net loss per share.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

The following table presents the number of anti-dilutive shares excluded from the calculation of diluted net loss per share as of the following dates:

	September 30, 2022	September 30, 2021
Stock-based compensation awards – SI Plan	6,163,206	—
Stock-based compensation awards – EI Plan	25,272,474	32,137,760
Stock-based compensation awards – STI Plan	6,457,011	9,529,482
Restricted stock awards	—	1,364,018
Public Warrants	23,375,988	22,977,568
Private Warrants	276,131	674,551
ATW NPA Warrants	28,431,635	3,874,166
Bridge Warrants	42,342,839	—
Other Warrants	1,429,068	670,092
ATW NPA Notes	8,982,677	9,009,210
Bridge Notes	46,918,768	—
Make-Whole Amount	32,954,973	—
Total	222,604,770	80,236,847

15. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited Condensed Consolidated Financial Statements were issued. Other than as described below and in Note 2, Liquidity and Capital Resources with respect to the Company entering into the SEPA, in Note 9, Notes Payable with respect to the Lien Security Agreement, the funding of the Fourth Bridge Notes, the First Senyun Funding Date and the Second Senyun Funding Date and in Note 11, Commitments and Contingencies with respect to certain legal matters, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited Condensed Consolidated Financial Statements.

Exchange Agreements

On October 10, 2022 and October 19, 2022, the Company exchanged $4,012 and $2,687, respectively, in aggregate principal amounts of the remaining outstanding ATW NPA Notes for 6,269,031 and 5,227,837 shares of Class A Common Stock, reflecting a price per share of Class A Common Stock of $0.64 and $0.51, respectively.

Third and Fourth Amendments to the SPA

On October 24, 2022, the Company entered into a Limited Consent and Third Amendment to the SPA (the “Third Amendment”), pursuant to which the maturity date for the Bridge Notes was extended from August 14, 2026 to October 27, 2028. In addition, pursuant to the Third Amendment, each Purchaser and the Agent waived certain defaults and events of default under the SPA, any notes issued pursuant to the SPA and other related documents.

On November 8, 2022, the Company entered into a Limited Consent and Amendment to the SPA (the “Fourth Amendment”), pursuant to which the parties agreed that (i) in no event will the effective conversion price of any interest or interest make-whole amount payable in shares of Class A Common Stock in respect of Bridge Notes issued or issuable under the SPA be lower than $0.21 per share of Class A Common Stock, and (ii) in order for the Company to make payment of any interest or interest make-whole amount in shares of Class A Common Stock, certain price and volume requirements must be met, namely that (x) the VWAP of the Class A Common Stock is not less than $0.21 per share on any trading day during the preceding seven trading day period, and (y) the total volume of the Class A Common Stock does not drop below $1,500 on any trading day during the same period (in each case, as adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions).

Bridge Notes Conversions

Between November 10, 2022 and November 21, 2022, the Purchasers converted portions of the aggregate principal amount of the outstanding convertible notes of $13,500 of principal of Bridge Notes at a conversion price of $0.89 per share into 14,369,722 shares of Class A Common Stock with an additional 26,910,917 Class A Common Stock issued at conversion prices of $0.35 to $0.53 per share in accordance with Make-Whole Amount provisions.

Faraday Future Intelligent Electric Inc.
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
(Unaudited)

Equity Awards

On October 15, 2022, the Board granted, under the 2021 SI Plan, 1,393,616 restricted stock units (“RSUs”), with a grant date value of $0.50, to certain non-executive employees of the Company.

On October 25, 2022, the Board granted, under the 2021 SI Plan, 1,379,310 RSUs, with a grant date value of $0.58, to Ms. Yun Han, the Company’s Chief Accounting Officer and Interim Chief Financial Officer. Ms. Han’s RSUs vest according to the following schedule: (a) 25% on the 30th day following the grant date; (b) 37.5% in four equal installments on each of the first four anniversaries of the grant date; and (c) 37.5% in three equal installments on each of the first three anniversaries of the start of production of FF 91.

Authorized Shares

As of the date of issuance of the unaudited Condensed Consolidated Financial Statements, and as a result of securing additional commitments subsequent to September 30, 2022, as described above, the Company does not have sufficient remaining authorized shares of Class A Common Stock to fulfill its obligation to issue shares upon exercise of all of the warrants and conversion of all of the notes issued or issuable under the NPA and SPA, or to pay interest Make-Whole Amounts in shares upon conversion of such notes. Under the SPA, each Purchaser has the option, from time to time until November 10, 2023, to purchase additional Tranche B Notes and warrants of the Company, subject to certain conditions, in an aggregate amount not to exceed the initial principal amount of the Bridge Notes and Incremental Notes issued to such Purchaser. Under the NPA, the Investors have a similar option to acquire additional Optional Notes and warrants of the Company, subject to certain conditions. If there is an insufficient number of remaining authorized shares of Class A Common Stock, the Company would be required to pay the interest “Make-Whole Amount” in cash, which could adversely affect the Company’s liquidity position, business and results of operations. At a special meeting of the Company’s stockholders held on November 3, 2022, the Company’s stockholders approved (among other proposals) a proposal to amend the Amended and Restated Charter to increase the Company’s authorized number of shares of common stock from 825,000,000 to 900,000,000 shares. In order to have a sufficient number of authorized shares of common stock to issue to the Purchasers and/or Investors pursuant to the NPA and SPA, the Company intends to call a subsequent special meeting to obtain stockholder approval to further increase the Company’s authorized shares of common stock.

Events Subsequent to the Original Issuance of Condensed Consolidated Financial Statements

In connection with the reissuance of the Condensed Consolidated Financial Statements, the Company has evaluated subsequent events through December 8, 2022, the date the Condensed Consolidated Financial Statements were reissued.

Bridge Notes Conversions

Between November 22, 2022 and December 8, 2022, the Purchasers converted portions of the aggregate principal amount of the outstanding convertible notes of $19,878 of principal of Bridge Notes at a conversion price of $1.05 to $0.89 per share into 21,683,905 shares of Class A Common Stock with an additional 59,778,743 Class A Common Stock issued at conversion prices of $0.30 to $0.234 per share in accordance with Make-Whole Amount provisions.

Bridge Warrant Exercises

On November 30, 2022 and December 1, 2022, Holders of Bridge Warrants exercised 288,650 Bridge Warrants using an exercise price of $0.28 per share into 1,087,332 shares of Class A Common Stock.

Equity Awards

On November 23, 2022, the Board granted, under the 2021 SI Plan, 828,408 stock options to certain executive employees of the Company and 11,667,730 RSUs, with a grant date value of $0.32, to certain non-executive employees of the Company. Vesting conditions of the stock options include annual vesting in 25% increments from start of production of the FF 91 as well as awards fully vested upon on the grant date. Vesting conditions of the RSUs include vesting over 60 days starting November 1, 2022, as well as annual vesting in 25% increments from the grant date.

Authorized Shares

On November 22, 2022, the Company filed an amendment to its Amended and Restated Charter with the Delaware Secretary of State increasing the Company’s total authorized shares to 900,000,000. As of the date of reissuance of the unaudited Condensed Consolidated Financial Statements, the Company does not have sufficient remaining authorized shares of Class A Common Stock to fulfill its obligation to issue shares upon exercise of all of the warrants and conversion of all of the notes issued or issuable under the NPA and SPA, or to pay interest Make-Whole Amounts in shares upon conversion of such notes. The Company intends to call a special meeting to obtain stockholder approval to further increase the Company’s authorized shares of Class A Common Stock.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Faraday Future Intelligent Electric Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Faraday Future Intelligent Electric Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, of stockholders’ equity (deficit) and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
May 13, 2022

We have served as the Company’s auditor since 2018.

Faraday Future Intelligent Electric Inc.

Consolidated Balance Sheets

December 31, 2021 and 2020

(in thousands, except share and per share data)

	2021	2020
Assets
Current assets
Cash	$505,091	$1,124
Restricted cash	25,386	703
Deposits	63,370	6,412
Other current assets	13,410	6,200
Total current assets	607,257	14,439
Property and equipment, net	293,135	293,933
Other non-current assets	7,040	8,010
Total assets	$907,432	$316,382
Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$37,773	$86,601
Accrued expenses and other current liabilities	90,512	52,382
Related party accrued interest	11,231	82,260
Accrued interest	8,263	36,030
Related party notes payable	13,655	332,355
Notes payable, current portion	132,372	149,199
Vendor payables in trust	—	110,224
Total current liabilities	293,806	849,051
Capital leases, less current portion	7,570	36,501
Other liabilities, less current portion	3,720	1,000
Notes payable, less current portion	34,682	9,168
Total liabilities	339,778	895,720
Commitments and contingencies (Note 12)
Stockholders’ equity (deficit)
Class A Common Stock, $0.0001 par value; 750,000,000 shares authorized; 168,693,323 and 93,099,596 shares issued and outstanding as of December 31, 2021 and 2020, respectively	17	9
Class B Common Stock, $0.0001 par value; 75,000,000 shares authorized as of December 31, 2021 and 2020; no shares and 64,000,588 shares issued and outstanding as of December 31, 2021 and 2020, respectively	—	6
Additional paid-in capital	3,482,226	1,817,760
Accumulated other comprehensive loss	(6,945)	(5,974)
Accumulated deficit	(2,907,644)	(2,391,139)
Total stockholders’ equity (deficit)	567,654	(579,338)
Total liabilities and stockholders’ equity (deficit)	$907,432	$316,382

The accompanying notes are an integral part of these consolidated financial statements.

Faraday Future Intelligent Electric Inc.

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31, 2021 and 2020

(in thousands, except share and per share data)

	2021	2020
Operating expenses
Research and development	$174,935	$20,186
Sales and marketing	17,118	3,672
General and administrative	97,905	41,071
Loss on disposal of property and equipment	64,191	10
Total operating expenses	354,149	64,939

Loss from operations	(354,149)	(64,939)
Change in fair value measurements	(22,700)	(5,076)
Interest expense	(30,181)	(32,173)
Related party interest expense	(16,663)	(41,546)
Other expense, net	(5,668)	(5,455)
(Loss) gain at settlement of related party notes payable, notes payable, and vendor payables in trust, net	(86,904)	2,107
Loss before income taxes	(516,265)	(147,082)
Income tax provision	(240)	(3)
Net loss	$(516,505)	$(147,085)

Per share information (Note 16):
Net loss per Common Stock – Class A and Class B – basic and diluted	$(2.21)	$(0.94)
Weighted average Common Stock outstanding – Class A and Class B – basic and diluted	233,390,675	157,063,103

Total comprehensive loss
Net loss	$(516,505)	$(147,085)
Change in foreign currency translation adjustment	(971)	(2,690)
Total comprehensive loss	$(517,476)	$(149,775)

The accompanying notes are an integral part of these consolidated financial statements.

Faraday Future Intelligent Electric Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

Years Ended December 31, 2021 and 2020

(in thousands, except share data)

	Convertible Preferred Stock				Ordinary Stock		Common Stock					Accumulated		Total
	Redeemable Preference		Class B		Class A		Class A		Class B		Additional Paid-in	Other Comprehensive	Accumulated	Stockholder’ s Equity
	Shares(1)	Amount	Shares(1)	Amount	Shares(1)	Amount	Shares(1)	Amount	Shares(1)	Amount	Capital	Loss	Deficit	(Deficit)
Balance as of December 31, 2019, as previously reported	470,588,235	$724,823	600,000,000	$924,149	40,879,124	$—	—	$—	—	$—	$158,704	$(3,284)	$(2,244,054)	$(2,088,634)
Retroactive application of recapitalization (Note 3)	(470,588,235)	(724,823)	(600,000,000)	(924,149)	(40,879,124)	—	72,269,976	7	84,780,000	8	1,648,957	—	—	1,648,972
Balance as of December 31, 2019, effect of reverse recapitalization	—	—	—	—	—	—	72,269,976	7	84,780,000	8	1,807,661	(3,284)	(2,244,054)	(439,662)
Conversion of Class B Common Stock into Class A Common Stock (see Note 13)	—	—	—	—	—	—	20,779,412	2	(20,779,412)	(2)	—	—	—	—
Stock-based compensation	—	—	—	—			—	—	—	—	9,505	—	—	9,505
Exercise of stock options	—	—	—	—			54,259	—	—	—	115	—	—	115
Issuance of warrants	—	—	—	—	—	—	—	—	—	—	490	—	—	490
Purchase of common stock	—	—	—	—	—	—	(4,051)	—	—	—	(11)	—	—	(11)
Foreign currency translation	—	—	—	—			—	—	—	—	—	(2,690)	—	(2,690)
Net loss	—	—	—	—			—	—	—	—	—	—	(147,085)	(147,085)
Balance as of December 31, 2020, as recast	—	$—	—	$—	—	$—	93,099,596	$9	64,000,588	$6	$1,817,760	$(5,974)	$(2,391,139)	$(579,338)

(1)	The shares of the Company’s common stock prior to the Business Combination (as defined in Note 1) have been retrospectively recast to reflect the change in the capital structure as a result of the Business Combination as described in Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

Faraday Future Intelligent Electric Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

Years Ended December 31, 2021 and 2020

(in thousands, except share data)

	Common Stock				Additional	Accumulated Other		Total Stockholder’s
	Class A		Class B		Paid-in	Comprehensive	Accumulated	Equity
	Shares(1)	Amount	Shares(1)	Amount	Capital	Loss	Deficit	(Deficit)
Balance as of December 31, 2020, as recast	93,099,596	$9	64,000,588	$6	$1,817,760	$(5,974)	$(2,391,139)	$(579,338)
Conversion of The9 Conditional Obligation	423,053	—	—	—	2,863	—	—	2,863
Conversion of related party notes payable into Class A Common Stock (Note 9)	22,454,776	2	—	—	294,794	—	—	294,796
Conversion of notes payable into Class A Common Stock (Note 10)	7,688,153	1	—	—	98,374	—	—	98,375
Issuance of Class A Common Stock in the Business Combination, net of transaction costs (Note 3)	27,798,411	3	—	—	170,111	—	—	170,114
Conversion of assumed PSAC convertible and promissory notes payable into Class A Common Stock (Note 9)	80,000	—	—	—	790	—	—	790
Conversion of liabilities into Class A Common Stock in the Business Combination (Note 3)	22,586,392	3	—	—	311,795	—	—	311,798
Conversion of liabilities into the commitment to issue Class A Common Stock in the Business Combination (Note 3)	—	—	—	—	25,877	—	—	25,877
Legacy FF Ordinary Stock exchanged in the Business Combination for a commitment to issue Class A and Class B Common Stock (Note 3)	(87,273,528)	(9)	(64,000,588)	(6)	15	—	—	—
Issuance of Class A Common Stock in the PIPE Financing, net of transaction costs (Note 3)	76,140,000	8	—	—	692,397	—	—	692,405
Settlement of lawsuit with issuance of vested stock options (Note 12)	—	—	—	—	8,459	—	—	8,459
Settlement of accrued rent with issuance of vested stock options	—	—	—	—	951	—	—	951
Vesting of restricted stock award for employee bonus	1,350,970	—	—	—	18,617	—	—	18,617
Stock-based compensation	—	—	—	—	11,345	—	—	11,345
Exercise of stock options	4,388,596	—	—	—	10,587	—	—	10,587
Settlement of receivables through receipt of Class A Common Stock	(43,096)	—	—	—	(105)	—	—	(105)
Issuance of warrants	—	—	—	—	17,596	—	—	17,596
Foreign currency translation	—	—	—	—	—	(971)	—	(971)
Net loss	—	—	—	—	—	—	(516,505)	(516,505)
Balance as of December 31, 2021	168,693,323	$17	—	$—	$3,482,226	$(6,945)	$(2,907,644)	$567,654

(1)	The shares of the Company’s common stock prior to the Business Combination (as defined in Note 1) have been retrospectively recast to reflect the change in the capital structure as a result of the Business Combination as described in Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

Faraday Future Intelligent Electric Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(in thousands)

	2021	2020
Cash flows from operating activities
Net loss	$(516,505)	$(147,085)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization expense	8,158	3,517
Stock-based compensation	11,345	9,505
Vesting of restricted stock awards for employee bonus	18,617	—
Loss on disposal of property and equipment	64,191	10
Change in fair value measurements	22,700	5,076
Loss upon cancellation of a lease	—	206
(Gain) loss on foreign exchange	(845)	4,108
Gain on forgiveness of accounts payable and loss on write-off of vendor deposits, net	(7,005)	—
Non-cash interest expense	41,014	66,020
Loss (gain) at settlement of related party notes payable, notes payable, and vendor payables in trust, net	86,904	(2,107)
Gain on forgiveness of vendor payables in trust	(1,731)	—
Reserve for unrecoverable value added taxes	6,404	—
Other	842	—
Changes in operating assets and liabilities
Deposits	(48,503)	—
Other current and non-current assets	(21,717)	(3,347)
Accounts payable	(36,625)	11,500
Accrued expenses and other current liabilities	31,824	11,606
Transfers between vendor payables in trust and accounts payable	1,167	(174)
Net cash used in operating activities	(339,765)	(41,165)
Cash flows from investing activities
Payments for property and equipment	(95,681)	(607)
Proceeds from payments on notes receivable	—	3,600
Net cash (used in) provided by investing activities	(95,681)	2,993
Cash flows from financing activities
Proceeds from issuance of Class A Common Stock in the Business Combination	229,583	—
Proceeds from issuance of Class A Common Stock pursuant to the PIPE Financing	761,400	—
Transaction costs paid in connection with the Business Combination	(23,148)	—
Transaction costs paid in connection with the PIPE Financing	(61,130)	—
Proceeds from related party notes payable	200	10,556
Proceeds from notes payable, net of original issuance discount	172,031	40,595
Payments of related party notes payable	(38,217)	(3,589)
Payments of notes payable, including liquidation premiums	(48,210)	(32)
Payments of notes payable issuance costs	(3,355)	(4,562)
Payment of payables in vendor payables in trust	(27,722)	(4,500)
Transfers between vendor payables in trust and accounts payable	(1,167)	174
Payments of capital lease obligations	(3,212)	(1,926)
Proceeds from exercise of stock options	10,587	115
Payments of stock issuance costs	(1,071)	—
Net cash provided by financing activities	966,569	36,831
Effect of exchange rate changes on cash and restricted cash	(2,473)	(186)
Net increase (decrease) in cash and restricted cash	528,650	(1,527)
Cash and restricted cash, beginning of period	1,827	3,354
Cash and restricted cash, end of period	$530,477	$1,827

Faraday Future Intelligent Electric Inc.

Consolidated Statements of Cash Flows — (Continued)

Years Ended December 31, 2021 and 2020

(in thousands)

The following table provides a reconciliation of cash and restricted cash reported within the Consolidated Balance Sheets that aggregate to the total of the same such amounts shown in the Consolidated Statements of Cash Flows:

	2021	2020
Cash	$1,124	$2,221
Restricted cash	703	1,133
Total cash and restricted cash, beginning of period	$1,827	$3,354

Cash	$505,091	$1,124
Restricted cash	25,386	703
Total cash and restricted cash, end of period	$530,477	$1,827

Supplemental disclosure of noncash investing and financing activities
Conversion of related party notes payable and related party accrued interest to Class A Common Stock	$294,796	$—
Conversion of notes payable and accrued interest to Class A Common Stock	98,375	—
Issuance of warrants	17,596	490
Conversion of assumed convertible and promissory notes payable to Class A Common Stock and Private Warrants	1,080	—
Conversion of The9 Conditional Obligation to Class A Common Stock	2,863	—
Additions of property and equipment included in accounts payable and accrued expenses	863	3,817
Conversion of related party customer deposit to related party notes payable	—	11,635

Supplemental disclosure of noncash investing and financing activities related to the Business Combination
Exchange of Legacy FF redeemable preference stock for a commitment to issue Class A Common Stock	$859,182	$—
Exchange of Legacy FF convertible preferred stock for a commitment to issue Class B Common Stock	697,611	—
Settlement of notes payable and accrued interest for a commitment to issue Class A Common Stock	68,541	—
Settlement of related party notes payable and related party accrued interest for a commitment to issue Class A Common Stock	69,218	—
Settlement of vendor payable in trust to a commitment to issue Class A Common Stock	96,186	—
Reclassification of deferred transaction costs paid in prior periods against the proceeds received in the Business Combination	7,865	—

Supplemental disclosure of cash flow information
Cash paid for interest	$6,317	$3,137

The accompanying notes are an integral part of these consolidated financial statements.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

1. Nature of Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Business and Organization

Faraday Future Intelligent Electric Inc. (the “Company” or “FF”), formerly known as Property Solutions Acquisition Corp. (“PSAC”), a holding company incorporated in the State of Delaware on February 11, 2020, conducts its operations through the subsidiaries of FF Intelligent Mobility Global Holdings Ltd. (“Legacy FF”), founded in 2014 and is headquartered in Los Angeles, California. Legacy FF had previously changed its name from Smart King Ltd. to FF Intelligent Mobility Global Holdings Ltd. on February 14, 2020.

On July 21, 2021 (the “Closing Date”), the Company consummated a business combination pursuant to an Agreement and Plan of Merger dated January 27, 2021 (as amended, the “Merger Agreement”), by and among the Company, PSAC Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly-owned subsidiary of PSAC (“Merger Sub”), and Legacy FF. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Legacy FF, with Legacy FF surviving the merger as a wholly-owned subsidiary of the Company (the “Business Combination”). Upon the consummation of the Business Combination (the “Closing”), PSAC changed its name from “Property Solutions Acquisition Corp.” to “Faraday Future Intelligent Electric Inc.” For more information regarding the Business Combination, see Note 3, Business Combination.

The Company operates in a single operating segment and designs and engineers next-generation, intelligent, connected, electric vehicles. The Company expects to manufacture vehicles at its production facility in Hanford, California and has additional engineering, sales, and operations capabilities in China. The Company has created innovations in technology, products, and a user-centered business model that are being incorporated into its planned electric vehicle platform. The Company intends to commercially launch the FF 91 series in the third quarter of 2022.

Principles of Consolidation and Basis of Presentation

The Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of the Company, its wholly-owned subsidiaries and joint ventures for which the Company is the primary beneficiary. All intercompany transactions and balances have been eliminated upon consolidation.

Foreign Currency

The Company determines the functional and reporting currency of each of its international subsidiaries based on the primary currency in which they operate. The functional currency of the Company’s foreign subsidiaries in China is their local currency, Chinese Yuan (“CYN”). For foreign subsidiaries where the functional currency is their local currency, assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date, stockholders’ equity (deficit) is translated at the applicable historical exchange rate, and expenses are translated using the average exchange rates during the period. The effect of exchange rate changes resulting from the translation of the foreign subsidiary financial statements is accounted for as a component of accumulated other comprehensive loss on the Consolidated Balance Sheets and currency translation adjustments have been immaterial for the years ended December 31, 2021 and 2020.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts in the Consolidated Financial Statements.

Estimates are based on historical experience, where applicable, and other assumptions which management believes are reasonable under the circumstances. On an ongoing basis management evaluates its estimates, including those related to the: (i) realization of tax assets and estimates of tax liabilities; (ii) valuation of equity securities; (iii) recognition and disclosure of contingent liabilities, including litigation reserves; (iv) fair value of related party notes payable and notes payable; (v) estimated useful lives and impairment of long-lived assets; (vi) fair value of options granted to employees and non-employees; and (vii) fair value of warrants. Such estimates often require the selection of appropriate valuation methodologies and financial models and may involve significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

1. Nature of Business and Organization, and Summary of Significant Accounting Policies (cont.)

Given the global economic climate, unpredictable nature and unknown duration of the COVID-19 pandemic, estimates are subject to additional volatility. As of the date the Company’s Consolidated Financial Statements were issued, the Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or to revise the carrying value of its assets or liabilities. However, these estimates and judgments may change as new events occur and additional information is obtained, which may result in changes being recognized in the Company’s Consolidated Financial Statements in future periods. While the Company considered the effects of COVID-19 on its estimates and assumptions, due to the level of uncertainty regarding the economic and operational impacts of COVID-19 on the Company’s business, there may be other judgments and assumptions that the Company has not considered. Such judgments and assumptions could result in a material impact on the Company’s financial statements in future periods. Actual results could differ from those estimates and any such differences may have a material impact on the Company’s Consolidated Financial Statements.

Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of 90 days or less from the date of purchase to be cash equivalents.

Fair Value Measurements

The Company applies the provisions of ASC 820, Fair Value Measurement, which defines a single authoritative definition of fair value, sets out a framework for measuring fair value, and expands on required disclosures about fair value measurements. The provisions of ASC 820 relate to financial assets and liabilities as well as other assets and liabilities carried at fair value on a recurring and nonrecurring basis. The standard clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which the Company would transact and assumptions that market participants would use when pricing the asset or liability.

The accounting guidance for fair value measurement requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The fair value hierarchy is as follows:

Level 1	Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2	Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 instruments typically include U.S. government and agency debt securities, and corporate obligations. Valuations are usually obtained through market data of the investment itself as well as market transactions involving comparable assets, liabilities or funds.

Level 3	Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

1. Nature of Business and Organization, and Summary of Significant Accounting Policies (cont.)

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial or nonfinancial asset or liability.

ASC 825-10, Financial Instruments, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (“fair value option”). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company has elected to apply the fair value option to certain related party notes payable and notes payable with conversion features as discussed in Note 8, Fair Value of Financial Instruments.

Concentration of Risk

Financial instruments, which subject the Company to concentrations of credit risk, consist primarily of cash, restricted cash, notes receivables, and deposits. Substantially all of the Company’s cash and restricted cash is held at financial institutions located in the United States of America and in the People’s Republic of China. The Company maintains its cash and restricted cash with major financial institutions. At times, cash and restricted cash account balances with any one financial institution may exceed Federal Deposit Insurance Corporation (“FDIC”) insurance limits ($250 per depositor per institution) and China Deposit Insurance Regulations limits (CNY 500 per depositor per institution). Management believes the financial institutions that hold the Company’s cash and restricted cash are financially sound and, accordingly, minimal credit risk exists with respect to cash and restricted cash. Cash and restricted cash held by the Company’s non-U.S. subsidiaries is subject to foreign currency fluctuations against the U.S. Dollar. If, however, the U.S. Dollar is devalued significantly against the Chinese Yuan, the Company’s cost to develop its business in China could exceed original estimates.

The Company has notes receivable of $0 and $40 and deposits of $63,370 and $6,412 as of December 31, 2021 and 2020, respectively.

The Company receives certain components from sole suppliers. The inability of a supplier to fulfill the Company’s supply requirements could materially impact future operating results.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance and repairs, which do not extend the assets lives, are charged to operating expense as incurred. Upon sale or disposition, the cost and related accumulated depreciation or amortization are removed from the Consolidated Balance Sheets and any gain or loss is included in the Consolidated Statements of Operations and Comprehensive Loss.

Depreciation and amortization on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets and for leasehold improvements, over the term of the lease, if shorter.

Useful Life (in years)
Buildings	39
Building improvements	15
Computer hardware	5
Tooling, machinery, and equipment	5 to 10
Vehicles	5
Computer software	3
Leasehold improvements	Shorter of 15 years or term of the lease

Construction in progress (“CIP”) consists of the construction activities related to the Company’s Hanford, California plant and tooling, machinery and equipment being built to serve the manufacturing of production vehicles. These assets are capitalized and depreciated once put into service.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

1. Nature of Business and Organization, and Summary of Significant Accounting Policies (cont.)

The amounts capitalized in CIP that are held at vendor sites relate to the completed portion of work-in-progress of tooling, machinery and equipment built based on the Company’s specific needs. The Company may incur storage fees or interest fees related to CIP which are expensed as incurred. Construction in progress is presented within Property and Equipment, net on the Consolidated Balance Sheets.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, consisting primarily of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an assets (or asset groups) may not be recoverable. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets, including any cash flows upon their eventual disposition, to the assets carrying values. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. Assets classified as held for sale are also assessed for impairment and such amounts are determined at the lower of the carrying amount or fair value, less costs to sell the asset. No impairment charges were recorded during the years ended December 31, 2021 and 2020. See Note 6, Property and Equipment, Net for a discussion of disposals of Construction in process during the year ended December 31, 2021.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss encompasses all changes in equity other than those arising from transactions with stockholders. Elements of the Company’s accumulated other comprehensive loss are reported in the Consolidated Statements of Stockholders’ Equity (Deficit) and consists of equity-related foreign currency translation adjustments, which are presented in the Consolidated Statements of Operations and Comprehensive Loss.

Research and Development

Research and development (“R&D”) costs are expensed as incurred and are primarily comprised of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation) for employees focused on R&D activities, other related costs, license fees, and depreciation and amortization. The Company’s R&D efforts are focused on design and development of the Company’s electric vehicles and continuing to prepare the Company’s prototype electric vehicle to achieve industry standards. Advanced payments for items and services related to R&D activities have been classified as Deposits on the Consolidated Balance Sheets and are included in operating activities on the Company’s Consolidated Statements of Cash Flows. The Company expenses deposits as the services are provided and prototype parts are received.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation) for employees focused on sales and marketing, and direct costs associated with sales and marketing activities. Marketing activities include expenses to introduce the brand and the FF 91 to the market. The Company expenses advertising costs as incurred. Advertising costs were immaterial for the years ended December 31, 2021 and 2020.

Stock-Based Compensation

The Company’s stock-based compensation awards consist of stock options granted to employees, directors and non-employees for the purchase of common stock. The Company recognizes stock-based compensation expense in accordance with the provisions of ASC 718, Compensation — Stock Compensation (“ASC 718”). ASC 718 requires the measurement and recognition of compensation expense for all stock-based compensation awards based on the grant date fair values of the awards.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. For options with service conditions, the value of the award is recognized as expense over the requisite service period on a straight-line basis. For performance-based awards, stock-based compensation expense is recognized over the expected performance achievement period of individual performance milestones when the achievement of each individual performance milestone becomes probable.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

1. Nature of Business and Organization, and Summary of Significant Accounting Policies (cont.)

Determining the grant date fair value of the awards using the Black-Scholes option pricing model requires management to make assumptions and judgments, including, but not limited to the following:

Expected term — The estimate of the expected term of awards was determined in accordance with the simplified method, which estimates the term based on an averaging of the vesting period and contractual term of the option grant for employee awards. The Company uses the contractual term for non-employee awards.

Expected volatility — The Company determines the expected volatility based on the historical average volatilities of publicly traded industry peers. The Company intends to continue to consistently apply this methodology using the same or similar public companies until a sufficient amount of historical information regarding the volatility of the Company’s own common stock price becomes available, unless circumstances change such that the identified companies are no longer similar to the Company, in which case more suitable companies whose stock prices are publicly available would be utilized in the calculation.

Risk-free interest rate — The risk-free interest rate used to value awards is based on the United States Treasury yield in effect at the time of grant for a period consistent with the expected term of the award.

Dividend yield — The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends for the foreseeable future.

Forfeiture rate — Stock-based compensation expense is reduced for forfeitures, which the Company estimates based on an analysis of actual forfeitures. The Company will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on the Company’s stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the estimated forfeiture rate is changed.

Fair value of common stock — Prior to the close of the Business Combination, there was no public market for Legacy FF’s Class A Ordinary Stock. Therefore, Legacy FF’s Board of Directors (“Board”) determined the fair value of Legacy FF’s Class A Ordinary Stock at the time of the grant of stock options by considering a number of objective and subjective factors. The fair value of the stock was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants titled, “Valuation of Privately Held Company Equity Securities Issued as Compensation”. Legacy FF’s Board of Directors granted stock options with exercise prices equal to the fair value of Legacy FF’s Class A Ordinary Stock on the date of grant. After the Closing of the Business Combination, the closing price of the Company’s Class A Common Stock on the NASDAQ is used as the fair value of the common stock.

Income Taxes

The Company accounts for its income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the basis used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not that the Company will not realize those tax assets through future operations. The carrying value of deferred tax assets reflects an amount that is more likely than not to be realized. As of December 31, 2021 and 2020, the Company had recorded a full valuation allowance on net deferred tax assets because the Company expects it is more likely than not that the net deferred tax assets will not be realized.

The Company utilizes the guidance in ASC 740-10, Income Taxes, to account for uncertain tax positions. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more likely than not of being realized and effectively settled. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and may not accurately forecast actual outcomes.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

1. Nature of Business and Organization, and Summary of Significant Accounting Policies (cont.)

The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense. There were no interest or penalties for the years ended December 31, 2021 and 2020.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. Substantially all of the Company’s consolidated operating activities, including its long-lived assets, are located within the United States of America. Given the Company’s pre-revenue operating stage, it currently has no concentration exposure to products, services or customers.

Recently Adopted Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40) (“ASU 2018-15”), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software and hosting arrangements that include an internal-use software license. The amendments in this update were effective for fiscal periods beginning after December 15, 2020. The Company adopted ASU 2018-15 as of January 1, 2021. The adoption did not have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This amendment was issued to simplify the accounting for income taxes by removing certain exceptions for recognizing deferred taxes, performing intra-period allocation, and calculating income taxes in interim periods. Further, ASU 2019-12 adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax basis goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company early adopted the standard as of January 1, 2021. The adoption did not have a material effect on the Company’s financial position, results of operations, or cash flows.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“Topic 842”), which outlines a comprehensive lease accounting model that supersedes the current lease guidance. The guidance requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842) - Targeted Improvements, which provides the option of an additional transition method that allows entities to initially apply the new lease guidance at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) - Effective Dates for Certain Entities, that delayed the effective date of Topic 842 to fiscal years beginning after December 15, 2021 for private companies. It also changed the definition of a lease and expands the disclosure requirements of lease arrangements. The Company plans to adopt the standard on January 1, 2022 using the modified retrospective transition method, according to the adoption date afforded to emerging growth companies by Section 102(b)(1) of the JOBS Act. The Company will adopt Topic 842 using the Package of Practical Expedients as well as the practical expedients relating to combining lease and non-lease components and not recording short-term leases. At the adoption date, the Company had three capital leases, one in Hanford, California for its main production facility and two equipment leases, and multiple operating leases, the main one in Gardena, California, for its corporate headquarters, which would be subject to the evaluation of the impact of the adoption of Topic 842. The effects of the adoption on the Company’s financial statements is expected to be immaterial.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

1. Nature of Business and Organization, and Summary of Significant Accounting Policies (cont.)

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). The ASU simplifies the accounting for convertible instruments by removing certain separation models in ASC 470- 20, Debt — Debt with Conversion and Other Options, for convertible instruments. The ASU updates the guidance on certain embedded conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, such that those features are no longer required to be separated from the host contract. The convertible debt instruments will be accounted for as a single liability measured at amortized cost. Further, the ASU made amendments to the earnings per share guidance in Topic 260 for convertible instruments, the most significant impact of which is requiring the use of the if-converted method for the diluted EPS calculation, and no longer allowing the net share settlement method. The ASU also made revisions to Topic 815-40, which provides guidance on how an entity must determine whether a contract qualifies for a scope exception from derivative accounting. The amendments to Topic 815-40 change the scope of contracts that are recognized as assets or liabilities. ASU 2020-06 is effective for interim and annual periods beginning after December 15, 2023, with early adoption permitted for all entities other than public business entities that are SEC filers and are not eligible to be smaller reporting companies. Adoption of the ASU can either be on a modified retrospective or full retrospective basis. The Company plans to adopt the standard on January 1, 2022 using the modified retrospective method. As discussed in Note 10, Notes Payable (2), the Company’s Optional Notes entitle their holders to conversion rights that are required to be evaluated as part of the adoption impact of this standard. As discussed in Note 8, Fair Value of Financial Instruments, the Company’s obligation to issue registered shares failed to qualify for equity treatment prescribed in ASC 815-40-25-10 and 25-14 based on their registration rights, and is required to be evaluated as part of the adoption impact of this standard. The effects of the adoption on the Company’s financial statements is expected to affect the classification of the obligation to issue registered shares of Class A Common Stock from a liability to mezzanine equity upon adoption.

In May 2021, the FASB issued ASU 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The ASU clarifies issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The ASU specifies the cost of a modification or exchange of these written call options is the difference between the fair value of the modified or exchanged written call option and the fair value of that written call option immediately before it was modified or exchanged. This cost shall be recognized based on the substance of the transaction; as equity issuance cost if a financing transaction to raise equity, as debt issuance cost if a financing transaction to raise debt, or other modifications not related to financing or compensation shall be recognized as a dividend. This ASU is effective for fiscal years beginning after December 15, 2021 and is applied prospectively to modifications or exchanges occurring after the effective date. The effects of the adoption of this standard on the Company’s financial statements is expected to be immaterial.

2. Liquidity and Capital Resources and Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the Consolidated Financial Statements are issued. Based on its recurring losses from operations since inception and continued cash outflows from operating activities (all as described below), the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that these Consolidated Financial Statements were issued.

The Company’s business plan contemplates that it will launch the FF 91 for delivery to customers beginning in Q3 2022, with testing, validation, and certification complete in Q3 2022.

Since its formation, the Company has devoted substantial effort and capital resources to strategic planning, engineering, design, and development of its electric vehicle platform, development of initial electric vehicle models, and capital raising. Since inception, the Company has incurred cumulative losses from operations, negative cash flows from operating activities, and has an accumulated deficit of $2,907,644 as of December 31, 2021. After the closing of the Business Combination and the PIPE Financing on July 21, 2021, the Company received gross proceeds aggregating $990,983, which it used to pay $84,278 in transaction costs and $139,557 to settle certain liabilities. The Company expects to use the remaining net proceeds of $767,148 to finance the ongoing operations of the business.

The Company has funded its operations and capital needs primarily through the net proceeds received from capital contributions, the issuance of related party notes payable and notes payable (see Note 9, Related Party Notes Payable and Note 10, Notes Payable), the sale of Preferred and Common Stock (see Note 13, Stockholders’ Equity (Deficit)), and the net proceeds received from the Business Combination and the PIPE Financing (see Note 3, Business Combination).

The Company’s ongoing liquidity needs will depend on the extent to which the Company’s actual costs vary from the Company’s estimates and the Company’s ability to control these costs, as well as the Company’s ability to raise additional funds. The Company is exploring various funding and financing alternatives to fund its ongoing operations, including equipment leasing, construction financing of the Hanford, California manufacturing facility, secured syndicated debt financing, convertible notes, working capital loans, and equity offerings, among other options. The particular funding mechanisms, terms, timing, and amounts are dependent on the Company’s assessment of opportunities available in the marketplace and the circumstances of the business at the relevant time.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

2. Liquidity and Capital Resources and Going Concern (cont.)

The timely achievement of the Company’s operating plan as well as its ability to maintain an adequate level of liquidity are subject to various risks associated with the Company’s ability to continue to successfully close additional sources of funding, control and effectively manage its costs, as well as factors outside of the Company’s control, including those related to global supply chain disruptions, the rising prices of materials and potential impact of the COVID-19 pandemic. Refer to the section titled, “Risk Factors” for a full discussion of the risks associated with the COVID-19 pandemic. The Company’s forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties.

The Company expects to continue to generate significant operating losses for the foreseeable future. The plans are dependent on the Company being able to continue to raise significant amounts of capital through the issuance of additional notes payable and equity securities.

There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future funding raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to reduce discretionary spending, alter or scale back vehicle development programs, be unable to develop new or enhanced production methods, or be unable to fund capital expenditures. Any such events would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

As of December 31, 2021, the Company was in default on a related party note payable with a principal amount of $9,411. Subsequent to the balance sheet date, in January 2022, the Company defaulted on the Optional Notes (see Note 10, Notes Payable). The holders of the Optional Notes have waived the default.

The Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the Consolidated Financial Statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

COVID-19 Pandemic

The World Health Organization declared a global emergency on March 11, 2020, with respect to the outbreak of a novel strain of coronavirus, or COVID-19 pandemic. There are many uncertainties regarding the current global COVID-19 pandemic. The Company is closely monitoring the impact of the pandemic on all aspects of its business, including the impact on its employees, suppliers, vendors, and business partners.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. For example, the Company’s employees based in California have been subject to stay-at-home orders from state and local governments. While the stay-at-home orders were lifted on June 15, 2021, the Company continues to operate under various return-to-work protocols and must continue to follow certain safety and COVID-19 protocols. These measures may adversely impact the Company’s employees and operations and the operations of suppliers and business partners and could negatively impact the construction schedule of the Company’s manufacturing facility and the production schedule of the FF 91 electric vehicle. In addition, various aspects of the Company’s business and manufacturing facility cannot be conducted remotely. The extent of the continuing impact of the COVID-19 pandemic on the Company’s operational and financial performance is uncertain and will depend on many factors outside the Company’s control including, without limitation, the timing, extent, trajectory and duration of the pandemic; the availability, distribution, and effectiveness of vaccines; the imposition of protective public safety measures; and the impact of the pandemic on the global economy, including the Company’s supply chain, and on the demand for consumer products. Future measures taken by government authorities in response the COVID-19 pandemic could adversely affect the Company’s construction and manufacturing plans, sales and marketing activities, and business operations.

On July 21, 2021, the Company consummated the Business Combination. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Legacy FF, with Legacy FF surviving the merger as a wholly-owned subsidiary of the Company. Upon the consummation of the Business Combination, the Company changed its name from Property Solutions Acquisition Corp. to Faraday Future Intelligent Electric Inc.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

3. Business Combination

On the Closing Date, and in accordance with the terms and conditions of the Merger Agreement, all issued and outstanding Legacy FF Ordinary Stock and Convertible Preferred Stock were cancelled and converted into the holder’s right to receive shares of the Company’s Common Stock at the exchange ratio of 0.14130 (“Exchange Ratio”). Gross proceeds from the PSAC trust account were $229,583, out of which the Company received $206,435 in cash, after netting PSAC’s transaction costs related to the Business Combination, and redemptions of $206. Each non-redeemed outstanding share of Common Stock of PSAC was converted into one share of Class A Common Stock of the Company. The shares of Legacy FF held by Legacy FF shareholders were converted into the right to receive 127,949,403 shares of the Company’s Class A Common Stock and 64,000,588 shares of the Company’s Class B Common Stock. The conversion of the right to receive shares in the Company into Class A Common Stock or Class B Common Stock is subject to the shareholders executing and delivering certain customary documents to the Company’s transfer agent (see Note 13, Stockholders Equity (Deficit)).

Commitment to Issue Class A and Class B Common Stock

As part of the Closing of the Business Combination, former stockholders and noteholders of Legacy FF are required to submit a signed Company share letter of transmittal or converting debt letter of transmittal along with a lock-up agreement to the Company’s transfer agent in order for shares of the Company to be issued in their name in exchange for their shares in, notes from, vendor trust or other supplier agreements with, Legacy FF. As of December 31, 2021, the Company’s transfer agent issued 167,280,677 legally outstanding shares of Class A Common Stock out of 320,433,395 shares of Class A and Class B Common Stock the Company is obligated to issue as part of the Business Combination, including the conversion of certain notes payable, related party notes payable and Vendor Trust obligations which the Company determined were legally settled upon the Closing pursuant to the terms of the agreements executed with those parties. Until the holder of the right to receive shares of the Company’s Class A and Class B Common Stock is issued shares, that holder does not have any of the rights of a stockholder.

The Company determined that the obligation to issue shares of Class A and Class B Common Stock is indexed to the Company’s own equity, within the meaning in ASC 815-10-15-74 and met the scope exception to not be subject to derivative accounting under ASC 815-40-25. As such, the Company classified the obligation to issue shares of Class A and Class B Common Stock in equity.

For purposes of presentation of shares outstanding in the Company’s financial statements, the Consolidated Balance Sheets and Consolidated Statements of Stockholders’ Equity (Deficit) present legally issued and outstanding shares.

For purposes of presentation of basic and diluted net loss per share in the Consolidated Statements of Operations and Comprehensive Loss, the Company includes shares to be issued in the denominator in accordance with ASC 710-10-54-4 and ASC 260-10-45-48 as if they had been issued on the date of the merger, as such shares are non-contingent and are issuable for no consideration.

Earnout Shares

Legacy FF shareholders, as of the Closing Date of the Business Combination until its fifth anniversary, are entitled to contingent consideration of up to 25,000,000 additional shares of Class A Common Stock in the aggregate in two equal tranches upon the occurrence of each earnout triggering event (“Earnout Shares”). The earnout triggering events and related Earnout Shares as defined in the Merger Agreement are:

●	The minimum earnout of 12,500,000 additional shares is triggered if the Class A Common Stock volume weighted average price (“VWAP”), as defined in the Merger Agreement, is greater than $13.50 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days (“Minimum Target Shares”);

●	The maximum earnout of an additional 12,500,000 additional shares is triggered if the Class A Common Stock VWAP is greater than $15.50 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days, plus the Minimum Target Shares, if not previously issued.

The Company recognized the Earnout Shares at fair value upon the closing of the Business Combination and classified them in Stockholders’ Equity (Deficit) since the Earnout Shares were determined to be indexed to the Company’s own stock and meet the requirements for equity classification in accordance with ASC 815-40. The Company treated the issuance of the Earnout Shares as a deemed dividend as the Business Combination was accounted for as a reverse recapitalization. Since it had a deficit of retained earnings, the Company recorded the issuance of the Earnout Shares in additional paid-in capital (“APIC”), where it had a net-nil impact on the APIC balance. The Company determined that the fair value of the Earnout Shares at the Closing Date was $293,853 based on a valuation using a Monte Carlo simulation with key inputs and assumptions such as stock price, term, dividend yield, risk-free rate, and volatility.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

3. Business Combination (cont.)

Public and Private Warrants

In connection with the Business Combination, the Company assumed 22,977,568 public warrants (“Public Warrants”) and 594,551 private warrants (“Private Warrants”) previously issued by PSAC, each with an exercise price of $11.50 per share. The Public Warrants and the Private Warrants are exercisable into Class A Common Stock within a period of five years from the Closing Date. The Company determined that the Public Warrants were indexed to its own stock and met the requirements for equity classification in accordance with ASC 815-40. The Company determined that the Private Warrants failed to meet the equity scope exception because the settlement provisions vary based on the holder of the warrant, which is not an input into a fixed-for-fixed option pricing model. The Company recorded the Private Warrants as a derivative liability measured at fair value within Other Liabilities, less Current Portion on the Consolidated Balance Sheets. The fair value of the Private Warrants was $2,152 and $642 upon the Closing of the Business Combination and as of December 31, 2021, respectively.

Reverse Recapitalization

While the legal acquirer in the Business Combination was PSAC, for accounting and financial reporting purposes under GAAP, Legacy FF was determined to be the accounting acquirer and the Business Combination was accounted for as a “reverse recapitalization” based on the facts and circumstances, including the following:

●	Legacy FF’s former shareholders hold a majority ownership interest in the combined company;

●	Legacy FF’s existing senior management team comprise senior management of the combined company;

●	Legacy FF is the larger of the companies based on historical operating activity and employee base; and

●	Legacy FF’s operations comprise the ongoing operations of the combined company.

A reverse recapitalization does not result in a new basis of accounting and the financial statements of the combined entity represent the continuation of the financial statements of Legacy FF. Under this method of accounting, PSAC was treated as the “acquired” entity. Accordingly, the consolidated assets, liabilities, and results of operations of Legacy FF became the historical financial statements of the Company, and PSAC’s assets and liabilities were consolidated with Legacy FF’s on July 21, 2021. Operations of Legacy FF prior to the Business Combination will be presented as those of the Company in future reports. The net assets of PSAC, as well as assumed transaction costs related to the Business Combination, were recognized at their carrying value immediately prior to the Closing Date with no goodwill or other intangible assets recorded and were as follows, net of transaction costs:

PSAC Balances as of July 21, 2021
Cash in the PSAC trust account at the Closing of the Business Combination	$229,583
Other current assets	36
Accounts payable, accrued expenses, and other current liabilities	(225)
Accrued transaction costs	(5,108)
PSAC transaction costs assumed as part of the Business Combination	(18,040)
Related party notes payable	(1,080)
Private Warrants liability	(2,152)
Obligation to issue registered shares of Class A Common Stock assumed as part of the Business Combination	(32,900)
Net assets acquired	$170,114

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

3. Business Combination (cont.)

Pursuant to the terms of the Merger Agreement, immediately prior to the Closing, all of the issued and outstanding Class B Convertible Preferred Stock held by FF Top Holding LLC (“FF Top”) converted into Legacy FF Class B Ordinary Stock at a ratio of 1:1. Upon the consummation of the merger, these shares were cancelled and converted into the holder’s right to receive 64,000,588 shares of Class B Common Stock using the Exchange Ratio. Similarly, immediately prior to the Closing, all other outstanding shares of Legacy FF converted into Legacy FF Class A Ordinary Stock at a ratio of 1:1. Upon the consummation of the merger, these shares were cancelled and converted into the holder’s right to receive 127,949,403 shares of Class A Common Stock using the Exchange Ratio. Each of the Company’s options that were outstanding immediately prior to the closing of the Business Combination remained outstanding and converted into the right to purchase Class A Common Stock equal to the number of original Legacy FF’s Ordinary Stock, subject to such options, multiplied by the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option divided by the Exchange Ratio for aggregate outstanding options of 42,193,512 under the EI Plan and the STI Plan (defined under Note 14, Stock-Based Compensation) as of the Closing. The outstanding warrants issued to a US-based investment firm were adjusted to increase the shares allowed to be purchased to 2,687,083 shares of Class A Common Stock at an exercise price of $10.00 per share, in accordance with a down-round provision included in the warrant agreements (see Note 10, Notes Payable). The aggregate amount of shares of Class A Common Stock issuable upon exercise of these outstanding options and warrants is 44,880,595.

PIPE Financing

Concurrently with the execution of the Merger Agreement, the Company entered into separate Subscription Agreements with a number of investors (“PIPE Investors”) pursuant to which, on the Closing Date, the PIPE Investors purchased, and the Company issued, an aggregate of 76,140,000 shares of Class A Common Stock, for a purchase price of $10.00 per share with an aggregate purchase price of $761,400 (“PIPE Financing”). Shares sold and issued in the PIPE Financing included registration rights. The closing of the Private Placement occurred immediately prior to the Closing Date.

Settlement of Liabilities and Commitment to Issue Shares

In conjunction with the closing of the Business Combination, the Company paid $139,557 in cash and committed to issue 24,464,994 shares of Class A Common Stock at a value of $10.00 per share to settle liabilities of the Company and to compensate current and former employees, including: (i) notes payable principal amounts of $85,202 and accrued interest of $7,436; (ii) related party notes payable principal amounts of $91,420 and accrued interest of $13,581; (iii) interests in the Vendor Trust of $124,671, including payables of $102,950 and purchase orders in the amount of $8,380 related to goods and services yet to be received, and accrued interest thereon of $13,341; (iv) $19,791 of amounts due to vendors; and (v) $9,592 to current and former employees as a bonus. In addition, the Company issued 1,350,970 restricted stock awards, net of forfeitures, to current employees as a bonus (see Note 14, Stock-Based Compensation).

In connection with the Business Combination, the Company converted certain related party notes payable, notes payable, and beneficial interests in the Vendor Trust into the right to receive Class A Common Stock at $10.00 per share which was below the fair value of the Class A Common Stock on the date of conversion. The conversion resulted in the Company recording a loss upon settlement of the related party notes payable, notes payables, Vendor Trust, and amounts due to vendors (including accrued interest thereon) of $94,727 in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021.

The number of shares of Common Stock the Company committed to issue upon the Closing of the Business Combination were as follows:

	Number of shares
Class A and B Ordinary Stock outstanding on July 1, 2021		30,276,958
Class A Ordinary Stock issued through option exercises between July 1, 2021 and July 21, 2021, net of share repurchases		1,035,399
Ordinary Stock outstanding prior to the Business Combination		31,312,357
Conversion of Redeemable Preference Stock and Class B, Class A-1, Class A-2, and Class A-3 Convertible Preferred Stock into Class A and B Common Stock	160,637,633
Issuance of Class A Common Stock in the Business Combination	27,798,411
Conversion of assumed convertible notes into Class A Common Stock	80,000
Total note conversion and share issuance pursuant to the reverse recapitalization*		188,516,044
Conversion of liabilities into Class A Common Stock in the Business Combination**		24,464,994
Shares attributable to reverse recapitalization		244,293,395
Issuance of Class A Common Stock attributable to PIPE Financing		76,140,000
Total shares of Class A and Class B Common Stock as of the closing of the Business Combination and related transactions		320,433,395

*	The corresponding adjustment to APIC relates to the reverse recapitalization. The adjustment is comprised of (i) $170,114 which represents the fair value of the consideration transferred in the Business Combination, less the excess of the fair value of the shares issued over the value of the net monetary assets of PSAC, net of transaction costs related to the business combination (ii) $1,815,637 which represents the conversion of the Redeemable Preference Stock and Convertible Preferred Stock into Ordinary Stock and, (iii) $800 to settle an aggregate principal amount of related party convertible notes of PSAC into Class A Common Stock.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

3. Business Combination (cont.)

**	The Company committed to issue 6,921,814 shares of Class A Common Stock to convert related party notes payable (see Note 9, Related Party Notes Payable), 6,854,013 shares of Class A Common Stock to convert notes payable (see Note 10, Notes Payable), 9,618,542 shares of Class A Common Stock to convert liabilities in the Vendor Trust (see Note 11, Vendor Payables in Trust), 838,040 shares of Class A Common Stock to convert Future Work, and 232,585 shares of Class A Common Stock to settle other vendor liabilities.

Subsequent to the closing of the Business Combination, the Company issued 80,000 shares of Class A Common Stock and 80,000 Private Warrants to settle related party notes of PSAC with an aggregate principal amount of $800 (see Note 9, Related Party Notes Payable).

Reconciliation of transaction costs

Total direct and incremental transaction costs aggregated to $125,943, of which $900 were expensed and the remaining $125,043 were recorded as a reduction to APIC as equity transaction costs.

Below is a reconciliation of the transaction costs related to the Business Combination and the PIPE Financing that were recorded as a reduction to APIC as equity transaction costs:

Reconciliation at the Closing Date
Consolidated Statements of Stockholders’ Equity (Deficit)
Proceeds from issuance of Class A Common Stock in the Business Combination	$229,583
Transaction costs paid in connection with the Business Combination	(23,148)
Net proceeds from issuance of Class A Common Stock in the Business Combination	206,435
Net assets acquired and liabilities assumed in the Business Combination, exclusive of cash and accrued transaction costs	(3,421)
Obligation to issue registered shares of Class A Common Stock for transaction services	(32,900)
Net assets and liabilities acquired in the Business Combination	$170,114

Proceeds from issuance of Class A Common Stock in the PIPE Financing	$761,400
Transaction costs paid in connection with the issuance of Class A Common Stock in the PIPE Financing	(61,130)
Reclassification of deferred transaction costs paid in prior periods against proceeds received in the Business Combination	(7,865)
Net proceeds from issuance of Class A Common Stock in the PIPE Financing	$692,405

Transaction costs paid in connection with the Business Combination	$(23,148)
Transaction costs paid in connection with the PIPE Financing	(61,130)
Reclassification of deferred transaction costs paid in prior periods against proceeds received in the Business Combination	(7,865)
Obligation to issue registered shares of Class A Common Stock for transaction services	(32,900)
Total transaction costs in connection with the Business Combination and the PIPE Financing	$(125,043)

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

3. Business Combination (cont.)

Retroactive Application of Reverse Recapitalization

As discussed above, the Business Combination is accounted for as a reverse recapitalization of the Company’s equity structure. Pursuant to GAAP, the Company recast its Consolidated Statements of Stockholders’ Equity (Deficit) from December 31, 2019, to the Closing Date, the total stockholders’ equity (deficit) within the Company’s Consolidated Balance Sheet as of December 31, 2020, and the weighted average Common Stock outstanding, and Class A and Class B, basic and diluted earnings per share for the year ended December 31, 2020, by applying the recapitalization retroactively.

The classes of capital stock; authorized, issued, and outstanding amounts of stock; exercise prices of stock options and warrants; and conversion rates of related party notes payable and notes payable are presented as recast throughout the Consolidated Financial Statements.

Retroactive Application of Reverse Recapitalization to the Consolidated Statements of Stockholders’ Equity (Deficit)

Pursuant to the terms of the Merger Agreement, as part of the closing of the Business Combination, all of the issued and outstanding shares of Class B Convertible Preferred Stock of Legacy FF and all other issued and outstanding shares of Legacy FF Redeemable Preference Stock and Class A-1, Class A-2, and Class A-3 Convertible Preferred Stock and Class A and Class B Ordinary Stock converted into either Legacy FF Class B Ordinary Stock or Legacy FF Class A Ordinary Stock in an amount calculated by dividing them by the Exchange Ratio into a commitment to issue 64,000,588 shares of Class B Common Stock and a commitment to issue 127,949,403 shares of Class A Common Stock.

	Legacy FF Capital Structure		New Capital Structure
	Outstanding Shares Immediately Before Conversion on	Exchange	The Commitment to issue the Company’s Common Stock
	Closing Date	Ratio	Class A	Class B

Redeemable Preference Stock	470,588,235	0.14130	66,494,117
Class B Convertible Preferred Stock	452,941,177	0.14130		64,000,588
Class A-1 Convertible Preferred Stock	73,306,184	0.14130	10,358,162
Class A-2 Convertible Preferred Stock	138,737,629	0.14130	19,603,624
Class A-3 Convertible Preferred Stock(1)	1,281,976	0.14130	181,143
Class A Ordinary Stock	71,551,672	0.14130	10,109,892
Class B Ordinary Stock	150,052,834	0.14130	21,202,465
	1,358,459,707		127,949,403	64,000,588

(1)	The Company issued Convertible Preferred Stock Class A-3 immediately prior to the Closing of the Business Combination to settle certain notes payable (see Note 10, Notes Payable). These shares converted into a commitment to issue Class A Common Stock upon the Closing.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

3. Business Combination (cont.)

Retroactive Application of Reverse Recapitalization to the Consolidated Statements of Operations and Comprehensive Loss

Based on the retroactive application of the reverse recapitalization to the Company’s Consolidated Statements of Stockholders’ Equity (Deficit), the Company recalculated the weighted average shares for the years ended December 31, 2021 and 2020. The redeemable preference stock and convertible preferred stock was converted to Legacy FF Ordinary Stock as of December 31, 2019, and combined with the basic and diluted weighted-average Legacy FF Ordinary Stock which was retroactively converted to the Company’s Class A Common Stock using the Exchange Ratio to conform to the recast Consolidated Statements of Stockholders’ Equity (Deficit) (see Note 16, Net Loss per Share).

Retroactive Application of Reverse Recapitalization to the Consolidated Balance Sheets

To conform to the retroactive application of recapitalization of the Company’s Consolidated Statements of Stockholders’ Equity (Deficit), the Company reclassified $724,823 of Legacy FF Redeemable Preference Stock and $697,643 of Legacy FF Class B Convertible Preferred Stock to APIC, less amounts attributable to the par value of the common stock, as recast, as of December 31, 2020. Pursuant to the terms of the Merger Agreement, as part of the closing of the Business Combination, the Company reclassified Convertible Preferred Stock Classes A-1, A-2, and A-3 in the amounts of $119,047, $271,925 and $2,199, respectively, to APIC less amounts attributable to the par value of Class A Common Stock.

4. Variable Interest Entities and Joint Ventures

The LeSEE Arrangement

In November 2017, as part of a broader corporate reorganization and to facilitate third-party investment, the Company incorporated its holding company, Smart King, Ltd., in the Cayman Islands to enable effective control over the Company’s Chinese operating entity, FF Hong Kong Holding Ltd., and its subsidiaries without direct equity ownership. The Company entered into a series of contractual arrangements (“VIE contractual arrangements”) with LeSEE and LeSEE Zhile Technology Co., Ltd. (“LeSEE Zhile”), a related party of the Company, to enable the Company to exercise effective control over LeSEE and its subsidiaries, to receive substantially all of the economic benefits of such entities, and to have an exclusive option to purchase all or part of the equity interests in LeSEE.

On August 5, 2020, an equity transfer agreement (the “Equity Transfer Agreement”) was entered into between the Company and LeSEE Zhile, pursuant to which, LeSEE Zhile transferred 48% equity of LeSEE to the Company for no consideration. After the transfer, LeSEE Zhile owned 1% of LeSEE and the Company owned 99% of LeSEE, making LeSEE a majority-owned subsidiary of the Company and no longer a VIE, since LeSEE is consolidated through majority voting and equity interests. As such, LeSEE is consolidated by the Company within the Consolidated Financial Statements.

The9 Arrangement

On March 24, 2019, the Company entered into a Joint Venture Agreement (“JVA”) with The9 Limited (“The9”). Pursuant to the JVA, the Company and The9 agreed to establish an equity joint venture in Hong Kong, which would in turn establish a wholly-owned subsidiary in China, intended to engage in the business of manufacturing, marketing, selling and distributing the planned Faraday Future Icon V9 model electric vehicle in China. The Company and The9 would each be 50% owners of the joint venture. The9 made a $5,000 non-refundable initial deposit (“The9 Conditional Obligation”) to the Company to participate in the joint venture. The9 had the right to convert the initial deposit into various classes of stock in the Company. For accounting purposes, the deposit is a financial instrument that embodies a conditional obligation that the issuer may settle by issuing a variable number of shares. The9 Conditional Obligation was measured at fair value, was remeasured at each reporting period, and represented a Level 3 financial instrument under the fair value hierarchy (see Note 8, Fair Value of Financial Instruments). The fair value of The9 Conditional Obligation was $1,128 as of December 31, 2020 and was recorded in Current Liabilities on the Consolidated Balance Sheets. On November 22, 2020, the parties entered into an agreement to convert the initial deposit into 423,053 shares of Class A Common Stock of the Company, which were issued on February 23, 2021. Neither the Company nor The9 have made contributions to the joint venture as of December 31, 2021, and it has yet to commence business activities.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

4. Variable Interest Entities and Joint Ventures (cont.)

The Geely Arrangement

In December 2020, the Company entered into a non-binding memorandum of understanding with Zhejiang Geely Holding Group Co., Ltd. (“Geely Holding”), which was also a subscriber in the PIPE Financing, pursuant to which the parties contemplate strategic cooperation in various areas including engineering, technology, supply chain, and contract manufacturing (“Geely JV”).

In January 2021, the Company and Geely Holding entered into a cooperation framework agreement and a license agreement (“Geely License”) that set forth the major commercial understanding of the proposed cooperation among the parties in the areas of potential investment into the Geely JV, engineering, technology, and contract manufacturing support. The foregoing framework agreement and the Geely License may be terminated if the parties fail to enter into the joint venture definitive agreement.

On September 7, 2021, the Company paid Liankong Technologies Co., Ltd. (“Liankong”), a subsidiary of Geely Holding, which was also a subscriber in the PIPE Financing, in accordance with the Intellectual Property License Agreement dated January 11, 2021, as supplemented on September 7, 2021, a one-time amount of $50,000 for a non-exclusive, perpetual, irrevocable, and sublicensable license to use a platform, the Geely License. The Geely platform is an electric automotive chassis that the Company plans to use in the development of future electric vehicle models. As the Company intends to use the license in the design, construction, and testing of pre-production prototypes and models of future electric vehicles and the license has no alternative future use, the total cost to acquire the license has been expensed as incurred as research and development within operating expenses in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021.

5. Deposits and Other Current Assets

Deposits and other current assets consists of the following as of December 31:

	2021	2020
Deposits
Deposits for research and development, prototype parts and other	$54,990	$6,412
Deposits for Future Work	8,380	—
Total deposits	$63,370	$6,412

Other current assets
Prepaid expenses	$11,119	$762
Other current assets	2,291	3,364
Notes receivable	—	40
Due from affiliate	—	2,034
Total other current assets	$13,410	$6,200

During the years ended December 31, 2021 and 2020, the Company made deposits for R&D services, prototype parts, and other with its vendors, which support the Company’s ongoing R&D efforts and operations. The Company expenses deposits as the services are provided and prototype parts are received. The deposits also include $8,380 as of December 31, 2021 related to goods and services yet to be received (“Future Work”) from the settlement of interests in the Vendor Trust. No goods and services were received against Future Work as of December 31, 2021 and 2020 (see Note 11, Vendor Payables in Trust).

During year ended December 31, 2021, the Company entered into a hosting arrangement with Palantir Technologies Inc. (“Palantir”), which was also a subscriber in the PIPE Financing. Unamortized hosting costs prepaid to Palantir are included in prepaid expenses as of December 31, 2021. Amortization expense related to the Palantir hosting arrangement and other prepaid software subscriptions totaled $4,597 and $745 for the years ended December 31, 2021 and 2020, respectively.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

6. Property and Equipment, Net

Property and equipment, net, consists of the following as of December 31:

	2021	2020
Land	$—	$13,043
Buildings	14,180	21,899
Building improvements	—	8,940
Computer hardware	3,051	4,058
Tooling, machinery and equipment	8,868	5,451
Vehicles	337	583
Computer software	1,032	7,095
Leasehold improvements	297	298
Construction in process	275,048	251,633
Less: Accumulated depreciation	(9,678)	(19,067)
Total property and equipment, net	$293,135	$293,933

The Company’s construction in process (“CIP”) is primarily related to the construction of tooling, machinery and equipment for the Company’s production facility in Hanford, California. Tooling, machinery, and equipment are either held at Company facilities, primarily the Hanford plant, or at the vendor’s location until the tooling, machinery and equipment is completed. Of the $275,048 and $251,633 of CIP, $43,496 and $42,734 is held at Company facilities and $231,552 and $208,899 is held at vendor locations as of December 31, 2021 and 2020, respectively.

Depreciation and amortization expense totaled $8,158 and $3,517 for the years ended December 31, 2021 and 2020, respectively.

On February 4, 2019, the Company entered into a Purchase and Sale Agreement (“PSA”) for the Company’s headquarters (“HQ”) with Atlas Capital Investors V, LP (“Atlas”) for a sale price of $29,000. In March 2019, the Company entered into an agreement to lease its headquarters back from Atlas for a term of three years, with an option to repurchase the property at any time prior to the expiration of the lease for a purchase price equal to the greater of $44,029 or the fair market value of the HQ, as determined in accordance with the lease agreement. Due to the inclusion of the purchase option in the lease agreement, the Company was considered to have continuing involvement and, thus, accounted for the transaction as a failed sale leaseback, with the HQ assets subject to the sale leaseback remaining on the balance sheet and the sale proceeds recorded as a liability in accordance with the financing method. The Company recognized a $29,000 financing obligation recorded in Accrued expenses and other current liabilities and Capital leases, less current portion on the Consolidated Balance Sheets as of December 31, 2020. No gain or loss was record on the failed sale-leaseback. The Company continued to capitalize and depreciate the HQ asset. The ongoing lease payments to Atlas were recorded as reductions to the finance obligation and Interest Expense in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2021 and 2020. The Company recorded interest expense of $1,464 and $1,760 and during the years ended December 31, 2021 and 2020, respectively.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

6. Property and Equipment, Net (cont.)

On October 29, 2021, the purchase option for the Gardena headquarters expired. Accordingly, the Company removed from its Consolidated Balance Sheets the HQ asset, net and finance obligation in the amounts of $25,381 and $28,880, respectively, resulting in a gain of $3,499. The Company recognized the gain using the installment method, deferring the gain and recognizing it over the remaining lease term of five years by applying the percentage of profit inherent in the transaction to the remaining lease payments.

Capital leases of $14,180 and $43,882 have been capitalized within property and equipment as of December 31, 2021 and 2020, respectively. The Company has three capital leases, one in Gardena, California for its headquarters and two equipment leases.

Due to the build out of the Company’s manufacturing facility in Hanford, California, the Company established an asset retirement obligation (“ARO”) of $2,974 during the year ended December 31, 2021. The Company recorded an ARO liability and a corresponding ARO asset, within tooling, machinery, and equipment. The ARO asset is depreciated to operating expense over the remaining term of the lease through December 2027.

During 2021, the Company disposed of $72,055 of CIP relating to the abandonment of certain FF 91 program assets, primarily vendor tooling, machinery and equipment, due to the redesign of the related FF 91 components and implementation of the Company’s cost reduction program. Disposals of CIP of $64,191 were charged to operating expenses in the Consolidated Statements of Operations and Comprehensive Loss during the year ended December 31, 2021. In addition, there were disposals of CIP of $7,864, which reduced Accounts Payable in the Consolidated Balance Sheets as of December 31, 2021.

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following as of December 31:

	2021	2020
Accrued expenses and other current liabilities
Accrued payroll and benefits	$21,752	$19,180
Accrued legal contingencies	16,881	5,025
Capital lease, current portion	2,574	4,396
Tooling, machinery, and equipment received not invoiced	7,243	509
Engineering, design, and testing services received not invoiced	6,620	—
Deposits from customers	4,354	3,523
Due to affiliates	6,673	5,123
Obligation to issue registered shares of Class A Common Stock	12,635	—
Other current liabilities	11,780	14,626
Total accrued expenses and other current liabilities	$90,512	$52,382

8. Fair Value of Financial Instruments

Cash Equivalents

The fair value of the Company’s money market funds is based on the closing price of these assets as of the reporting date, which are included in cash equivalents. The Company’s money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted prices for identical instruments in active markets. The Company had no cash equivalents at December 31, 2021 and 2020.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

8. Fair Value of Financial Instruments (cont.)

Related Party Notes Payable and Notes Payable at Fair Value

The Company has elected to measure certain related party notes payable and notes payable at fair value issued under the Notes Purchase Agreement, as amended (“NPA”) as they contain embedded liquidation premiums with conversion rights that represent embedded derivatives (see Note 9, Related Party Notes Payable and Note 10, Notes Payable). Except for notes payable issued on June 9, 2021, and August 10, 2021, the Company employed the yield method to value the related party notes payable and notes payable. This valuation method uses a discounted cash flow analysis, estimating the expected cash flows for the debt instrument in different scenarios and then discounting them at the market yield. The significant unobservable input used in the fair value measurement is the market yield. The market yield is determined using external market yield data, including yields exhibited by publicly traded bonds by S&P credit rating as well as the borrowing rates of guideline public companies. The yield is affected by the market movements in credit spreads and bond yields. In general, increases in the yield would decrease the fair value of the liability, and conversely, decreases in the yield would increase the fair value of the liability. The Company used a binomial lattice model to value the notes payable issued on June 9, 2021, and August 10, 2021 to a US-based investment firm as described under Note 10, Notes Payable. A binomial lattice model is widely used for valuing convertible notes. The significant assumptions used in the binomial lattice model include the risk-free rate, annual dividend yield, expected life, and volatility of the Company’s stock. Fair value measurements associated with related party notes payable and notes payable represent Level 3 valuations under the fair value hierarchy.

The fair value adjustments related to related party notes payables and notes payables were recorded in Change in Fair Value Measurements on the Consolidated Statements of Operations and Comprehensive Loss.

Warrants

In conjunction with notes payable agreements entered into with Ares Capital Corporation (“Ares”) on March 1, 2021 (see Note 10, Notes Payable (1)), the Company agreed to issue warrants to purchase a variable number of the Company’s shares (“Ares Warrants”). The commitment to issue the Ares Warrants initially met the definition of a derivative and did not meet the equity scope exception in ASC 815-40 as the warrants were not considered indexed to the entity’s own equity given the variable number of underlying shares and exercise prices, and the fair value was recorded as a liability. The Company determined the commitment to issue warrants was a liability as of March 1, 2021, and estimated the fair value of the warrants to be $5,000. Upon issuance of the Ares Warrants on August 5, 2021, the number of shares underlying the Ares Warrants and exercise price were fixed at 670,092 and $10.00 per share, respectively, and the Ares Warrants met all other requirements of the equity scope exception under ASC 815-40. The issuance of the warrants satisfied the commitment to issue warrants. As such, the Ares Warrants were determined to be equity classified and were recorded in APIC. The Company determined that the fair value of the Ares Warrants as of August 5, 2021 was $2,507.

The Company used the Black-Scholes option pricing model to value the Ares Warrants. The Black-Scholes model requires the use of several assumptions including, the exercise price of the warrant, the term over which the warrants can be exercised, the risk-free rate, the underlying stock price, and the volatility of the underlying stock price.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

8. Fair Value of Financial Instruments (cont.)

In conjunction with notes payable issued under the NPA (see Note 10, Notes Payable (10)), on various dates in September 2020, January 2021 and March 2021, the Company issued warrants to a US-based investment firm to purchase an aggregate of 1,187,083 shares of Class A Common Stock with exercise price of $10.00 per share and expiration dates 7 years from the dates of issuance, which were adjusted for down-round provisions in the original warrant agreements. The fair value of the warrants was recorded in APIC because the warrants met the derivative accounting scope exception in ASC 815-40 for certain contracts involving an entity’s own stock. The Company estimated the fair value of warrants issued in January 2021 and March 2021 to be $1,988 and the fair value of the warrants issued in September 2020 to be $490, which are included in APIC on the Consolidated Balance Sheets as of December 31, 2021 and 2020, respectively. The Company utilized the Black-Scholes valuation model to value the September 2020, January 2021, and March 2021 warrants. The Black-Scholes model requires the use of several assumptions including the warrant exercise price, the term of the warrants, the risk-free rate, the underlying stock price, and the volatility of the underlying stock price. On August 10, 2021, these warrants were replaced with the issuance of warrants with the rights to purchase 1,187,083 shares of Class A Common Stock at an exercise price of $10.00 per share and with the same expiration dates as the previous warrants. The number of shares and exercise prices were adjusted for down-round provisions in the original warrant agreements.

In conjunction with the issuance of additional notes payable to the same US-based investment firm on June 9, 2021 (see Note 10, Notes Payable), the Company issued warrants to purchase up to 1,500,000 of Class A Common Stock with an exercise price of $10.00 per share and an expiration date 7 years from the date of issuance, which were adjusted for down-round provisions in the original warrant agreements. The Company determined the warrants are indexed to the Company’s own stock and, as such, meet the scope exception in accordance with ASC 815-40. Upon their issuance, the Company estimated the fair value of the warrants to be $5,125, which is recorded in APIC on the Consolidated Balance Sheets as of December 31, 2021. The Company utilized the Black-Scholes valuation model to value the warrants.

In conjunction with the issuance of the Optional Notes on August 10, 2021 (see Note 10, Notes Payable,(2)), the Company issued warrants to purchase up to 1,187,083 shares of Class A Common Stock with an exercise price of $10.00 per share and an expiration date of August 10, 2028. The fair value of the warrants was recorded in equity because the warrants meet the derivative accounting scope exception in ASC 815-40 for certain contracts involving an entity’s own stock. The Company estimated the fair value of the warrants to be $7,976, which is included in APIC on the Consolidated Balance Sheets as of December 31, 2021. The Company utilized a Black-Scholes valuation model to value the August 10, 2021 warrants. The Black-Scholes model requires the use of several assumptions including the warrant exercise price, the term of the warrants, the risk-free rate, the underlying stock price, and the volatility of the underlying stock price.

Upon the Closing of the Business Combination, the Company assumed 22,977,568 Public Warrants and 594,551 Private Warrants from PSAC. The Company also issued 80,000 Private Warrants to settle related party notes of PSAC (see Note 3, Business Combination). The Public Warrants are indexed to the Company’s own stock and, as such, meet the scope exception in accordance with ASC 815-40 to be classified in equity. The Private Warrants are classified as liabilities and the fair value is included in Other Liabilities, Less Current Portion on the Consolidated Balance Sheets. The Company valued the Private Warrants using a binomial lattice model. Inherent in a binomial lattice model are assumptions related to risk free rate, annual dividend yield, expected warrant life, and volatility of the Company’s stock. The Company estimated the fair value of the Private Warrants to be $2,152 upon their assumption from PSAC on July 21, 2021 and $642 as of December 31, 2021. Changes in the fair value of the Private Warrants are recorded in Change in Fair Value Measurements in the Company’s Consolidated Statements of Operations and Comprehensive Loss.

Fair value measurements associated with the Private Warrants liabilities represent Level 3 valuations under the fair value hierarchy.

Obligation to Issue Registered Shares of Class A Common Stock

PSAC entered into a transaction services agreement, dated as of October 13, 2020 (and amended on October 28, 2020), pursuant to which Riverside Management Group (“RMG”) provided consulting and advisory services in connection with the Business Combination in exchange for (i) $10,000 in cash from PSAC at the closing of the Business Combination, (ii) 1,697,500 unregistered shares of Class A Common Stock with an equal amount of shares of common stock in PSAC being forfeited by the PSAC Sponsor for no consideration immediately prior to the Closing, and (iii) 690,000 unregistered shares of Class A Common Stock issued by the Company in conjunction with the closing of the Business Combination having a value equal to $6,900 and an attributed value of $10.00 per share.

On July 18, 2021, the Company entered into an omnibus transaction services fee agreement and acknowledgement (“Agreement and Acknowledgement”) with RMG. Pursuant to the Agreement and Acknowledgement, the Company will issue 2,387,500 registered shares of Class A Common Stock to the parties upon effectiveness of the registration statement covering these shares. As of December 31, 2021, the Company’s registration statement is not effective.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

8. Fair Value of Financial Instruments (cont.)

As the Agreement and Acknowledgement specified that delivery of these shares will occur upon effectiveness of a registration statement covering the shares, which is considered to be outside of the control of the Company, this obligation failed to qualify for equity treatment under ASC 815-40-25-10 and 25-14, and net cash settlement is assumed.

As a result, in conjunction with recording the assets and liabilities of PSAC on the closing of the Business Combination, the Company recorded a liability of $32,900 to issue registered shares of Class A Common Stock, with a corresponding amount recorded in APIC as transaction costs in the Consolidated Balance Sheets. As of December 31, 2021, the fair value of the liability was $12,635 resulting in a gain of $20,265 recorded in the Change in Fair Value Measurements in the Consolidated Statements of Operations and Comprehensive Loss (see Note 13, Stockholders’ Equity (Deficit)).

The Company used the probability-weighted expected return method (“PWERM”) to determine the fair value of the obligation to issue registered shares. The PWERM framework is a scenario-based methodology that estimates the fair value of the obligation based upon an analysis of future values of the settlement of the obligation to issue shares, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In the equity settlement scenario, the obligation valuation was based on the Company’s share price as of each valuation date. In the cash settlement scenario, the obligation valuation was based the cash payment that equates to the share price times total shares to be issued, discounted to each valuation date.

Fair value measurements associated with the obligation to issue shares represent Level 3 valuations under the fair value hierarchy.

Recurring Fair Value Measurements

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables present financial assets and liabilities remeasured on a recurring basis by level within the fair value hierarchy:

	December 31, 2021
	Level 1	Level 2	Level 3
Liabilities:
Notes payable	$—	$—	$161,282
Private Warrants	—	—	642
Obligation to issue registered shares of Class A Common Stock	—	—	12,635

	December 31, 2020
	Level 1	Level 2	Level 3
Liabilities:
Related party notes payable	$—	$—	$32,949
Notes payable	—	—	59,742
The9 Conditional Obligation	—	—	1,128

The carrying amounts of the Company’s financial assets and liabilities, including cash, restricted cash, deposits, and accounts payable approximate fair value because of their short-term nature or contractually defined value.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

8. Fair Value of Financial Instruments (cont.)

The following table summarizes financial instruments carried at fair value:

	Related Party Notes Payable at Fair Value	Notes Payable at Fair Value	The9 Conditional Obligation	Private Warrants	Obligation to issue Registered Shares of Class A Common Stock
Balance as of December 31, 2019	$31,418	$22,326	$5,000	$—	$—
Proceeds	—	30,000	—	—	—
Changes in fair value	1,531	7,416	(3,872)	—	—
Balance as of December 31, 2020	$32,949	$59,742	$1,128	$—	$—
Proceeds, net or original issuance discount	—	171,929	—	—	—
Original issue discount (1)	—	11,860	—	—	—
Proceeds allocated to equity classified warrants	—	(17,596)	—	—	—
Issuance of warrant liabilities	—	—	—	290	—
Transaction costs and consent fees charged to interest expense	—	5,022	—	—	—
Private warrant liability and obligation to issue registered shares assumed in Business Combination	—	—	—	2,152	32,900
Repayment of principal and liquidation premium	(27,593)	(48,210)	—	—	—
Conversion to equity	(5,519)	(52,473)	(2,863)	—	—
Changes in fair value measurements	163	31,008	1,735	(1,800)	(20,265)
Balance as of December 31, 2021	$—	$161,282	$—	$642	$12,635

(1)	Original issue discount represents the amount withheld by the note payable holder upon issuance of the note which will be paid, in addition to the full note payable principal, to the lender upon maturity of the notes payable. The original issue discount is included in Change in Fair Value Measurements on the Consolidated Statements of Operations and Comprehensive Loss.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

9. Related Party Notes Payable

The Company has been significantly funded by notes payable from related parties. These related parties include employees as well as affiliates of employees and affiliates and other companies controlled or previously controlled by the Company’s founder and former CEO.

In connection with the findings of the Special Committee investigation (see Note 17, Subsequent Events), the Company found misclassifications in its Consolidated Financial Statements as of and for the year ended December 31, 2020, resulting in an understatement of related party notes payable and overstatement of notes payable by $32,952, an overstatement of accrued interest and understatement of related party accrued interest of $3,677, and an overstatement of interest expense and understatement of related party interest expense of $2,552. This also resulted in an understatement of payments of related party notes payable and overstatement of payments of notes payable of $1,652, an understatement of proceeds from related party notes payable and overstatement of proceeds from notes payable of $300 within financing cash flows for the year ended December 31, 2020, and an inappropriate caption of the line item Conversion of customer deposit to notes payable that should have been referred to as Conversion of related party customer deposit to related party notes payable in the supplemental disclosure of non-cash financing activities for the same period. The effects of the misstatement also resulted in the understatement of the disclosure of the changes in fair value of related party notes payable and overstatement of change in fair value of notes payable of $1,425 in Note 8, Fair Value of Financial Instruments. The misstatements did not affect any subtotals or totals on the Consolidated Balance Sheet as of December 31, 2020 and Consolidated Statements of Operations and Comprehensive Loss and Cash Flows for the year ended December 31, 2020. The Company concluded that such misstatements were not material to the previously issued financial statements, however, the Consolidated Balance Sheet as of December 31, 2020 and Consolidated Statements of Operations and Comprehensive Loss and Cash Flows for the year ended December 31, 2020 have been revised to correct for these misstatements

Related party notes payable consists of the following as of December 31, 2021:

	December 31, 2021
Note Name	Contractual Maturity Date	Contractual Interest Rates	Unpaid Balance	Net Carrying Value at 12/31/21
Related party notes - China(1)	Due on Demand	18.00%	$9,411	$9,411
Related party notes - China various other(2)	Due on Demand	0.00%	4,244	4,244
Total related party notes payable			$13,655	$13,655

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

9. Related Party Notes Payable (cont.)

Related party notes payable consists of the following as of December 31, 2020:

	December 31, 2020
Note Name	Contractual Maturity Date	Contractual Interest Rates	Unpaid Balance	Fair Value Measurement Adjustments	0% Coupon Discount	Loss (Gain) on Extinguishments	Net Carrying Value at 12/31/2020
Related party note (3)	June 30, 2021	12.00%	$240,543	$—	$(861)	$204	$239,886
Related party note (4)	Due on Demand	15.00%	10,000	—	—	—	10,000
Related party notes – NPA tranche (5)	October 6, 2021	10.00%	27,593	5,356	—	—	32,949
Related party notes – China (1)	Due on Demand	18.00%	9,196	—	—	—	9,196
Related party notes – China various other (2)(6)	Due on Demand	0% coupon, 10.00% imputed	6,548	—	(190)	(22)	6,336
Related party notes – China various other (6)	Due on Demand	8.99%	1,410	—	—	(3)	1,407
Related party notes – Other (7)	Due on Demand	0.00%	424	—	—	—	424
Related party notes – Other (8)	June 30, 2021	6.99%	4,160	—	—	(50)	4,110
Related party notes – Other (9)	June 30, 2021	8.00%	6,452	—	—	(35)	6,417
Related party notes - Other (10)	June 30, 2021	1.52%, 8.99%, 8.00%, 2.86%	8,440	—	—	(137)	8,303
Related party notes – Other (11)	Due on Demand, June 30, 2021	8.99%, 6.99%	1,760	—	—	(11)	1,749
Related party notes – Other (12)	June 30, 2021	8.00%	11,635	—	—	(57)	11,578
Total related party notes payable			$328,161	$5,356	$(1,051)	$(111)	$332,355

(1)	In April 2017, the Company executed two separate note payable agreements with Chongqing Leshi Small Loan Co., Ltd. (“Chongqing”), for total principal of $8,742. Chongqing was previously controlled by the Company’s founder and former CEO and is a small banking institution. The notes payable matured on April 16, 2018, have no covenants, and are unsecured. The notes bore interest during the note term at 12.00% per annum. As the notes are in default as of December 31, 2021 and 2020, the outstanding balance is subject to an 18.00% compounding interest rate per annum.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$9,411	$9,196
Accrued interest	11,231	7,646
Interest expense	3,369	2,641
Foreign exchange (gain) loss on principal	810	595
Foreign exchange (gain) loss on accrued interest	679	463

(2)	The Company issued the following notes with various related parties in China.

In 2018, the Company entered into a $700 note payable with an employee. The note was payable on demand and bears interest at 0% per year. The note had no covenants and was unsecured. The note payable was in default as of December 31, 2020.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

9. Related Party Notes Payable (cont.)

Due to the note payable having an interest rate below market rates, the Company imputed interest upon entering into the note payable resulting in a debt discount and a capital contribution due to the related party nature of the arrangement. During the years ended December 31, 2021 and 2020, the Company recognized interest expense of $16 and $34, respectively, related to the accretion of the debt discount. As of December 31, 2020, the unamortized debt discount was $16. The Company reclassified the $730 carrying value of this loan from related party notes payable to notes payable during the year ended December 31, 2021 when the employee left the employment of the Company.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$737
Interest expense	16	34
Foreign exchange (gain) loss on principal	30	48
Reclassification to notes payable	730	—

The Company has various other unsecured related party borrowings totaling $4,244 at December 31, 2021. These borrowings do not have stated terms or a stated maturity date.

Due to the notes payable having below market interest rates, the Company imputed interest upon entering into the notes payable resulting in a debt discount and a capital contribution due to the related party nature of the arrangements. During the years ended December 31, 2021 and 2020, the Company recognized interest expense of $141 and $310, respectively, related to the accretion of the debt discount. The unamortized debt discount was immaterial for the years ended December 31, 2021 and 2020. The Company made principal payments of $900 during the year ended December 31, 2021.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$4,244	$5,045
Interest expense	141	310
Foreign exchange (gain) loss on principal	99	326
Principal payments in cash	900	—

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

9. Related Party Notes Payable (cont.)

The Company settled select related party notes payable during the year ended December 31, 2021 through the conversion of related party notes payable and accrued interest into Class A Common Stock just prior to the Business Combination and with a combination of cash payments and commitment to issue Class A Common Stock in settlement of outstanding principal plus accrued interest and conversion premiums pursuant to the Closing of the Business Combination, as follows:

	December 31, 2021
Note Name	Contractual Maturity Date	Contractual Interest Rates	Net Carrying Value at 12/31/2020	Amortization of Discounts & Fair Value Adjustments	Accrued Interest at Settlement	Borrowing	Cash Payments of Principal and Interest	Equity Settlements of Principal and Interest	Net Carrying Value at 12/31/2021	Loss (Gain) at Settlement
Settlement prior to the Business Combination:
Related party note(3)	June 30, 2021	12.00%	$220,690	$657	$73,448	$—	$—	$(294,795)	$—	$—
Settlement in the Business Combination:
Related party note(3)	June 30, 2021	12.00%	19,196	—	—	—	—	(19,196)		7,256
Related party note(4)	Due on Demand	15.00%	10,000	—	3,708	—	(13,708)	—	—	—
Related party notes – NPA tranche(5)	October 9, 2021	10.00%	32,949	163	5,728	—	(27,593)	(11,247)	—	4,257
Related party notes – China various other(6)	Due on Demand	0% coupon, 10.00% imputed	774	—	—	—	—	(774)	—	292
Related party notes – China other(6)	Due on Demand	8.99%	1,407	3	44	—	—	(1,454)	—	550
Related party notes – Other(7)	Due on Demand	0.00%	424	—	—	200	(624)	—	—	—
Related party notes – Other(8)	June 30, 2021	6.99%	4,110	50	—	—	—	(4,160)	—	1,572
Related party notes – Other(9)	June 30, 2021	8.00%	6,417	35	1,195	—	—	(7,647)	—	2,891
Related party notes – Other(10)	June 30, 2021	1.52%,8.99%, 8.00%, 2.86%	8,303	137	819	—	—	(9,259)	—	3,500
Related party notes – Other(11)	Due on Demand, June 30, 2021	8.99%, 6.99%	1,749	11	378	—	—	(2,138)	—	808
Related party notes – Other(12)	June 30, 2021	8.00%	11,578	57	1,693	—	—	(13,328)	—	5,038
Subtotal settlements in the Business Combination			96,907	456	13,565	200	(41,925)	(69,203)	—	26,164
Total			$317,597	$1,113	$87,013	$200	$(41,925)	$(363,998)	$—	$26,164

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

9. Related Party Notes Payable (cont.)

Closing of the Business Combination

As described in Note 3, Business Combination, in conjunction with the Closing of the Business Combination, the Company paid $41,925 in cash and a commitment to issue 6,921,814 shares of Class A Common Stock to settle related party notes payable principal amounts of $91,420, net carrying amounts of $96,907 and accrued interest of $13,565. Where the Company converted related party notes payable into Class A Common Stock, the Company recorded a loss at settlement of the related party notes payable of $26,164 in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021 due to converting the related party notes payable at $10.00 per share which was below the fair value of the stock on the date of conversion.

(3)	During 2016, Faraday & Future (HK) Limited (“F&F HK”) and Leview Mobile (HK) Ltd. (“Leview”) provided the Company with cash contributions for a total of $278,866. F&F HK was previously controlled by the Company’s founder and former CEO and Leview is controlled by the Company’s founder and former CEO. On March 30, 2018, the cash funding was restructured via an agreement in the form of notes payable bearing an annual interest rate of 12.00% and maturing on December 31, 2020. The notes payable are unsecured and there are no covenants associated with these notes payable.

Faraday & Future (HK) Limited

F&F HK provided an aggregate principal loan in the total sum of $212,007 to the Company as part of the agreement on March 30, 2018. On June 27, 2019, the Company entered into a note payable cancellation agreement for a portion of the note payable with F&F HK effective January 1, 2019 and simultaneously the note payable was assumed by a third-party lender. The agreement cancelled $48,374 of principle and $5,805 of unpaid interest due to F&F HK. There was no loss or gain on the extinguishment of note payable due to the net carrying amount of the note payable extinguished being equivalent to the reacquisition price of the new note payable.

Leview Mobile (HK) Ltd

Leview provided an aggregate principal loan in the total sum of $66,859 to the Company as part of the agreement on March 30, 2018.

Beijing Bairui Culture Media, Co. Ltd

Between December 2017 and July 2018, the Company executed several notes payable agreements with Beijing Bairui Culture Media Co., Ltd. (“Bairui”) for total principal of $27,329. Bairui was previously controlled by the Company’s founder and former CEO. Each note payable originally matured one year after its issuance. The notes payable originally bore interest of 0% per annum. The notes payable were unsecured and there were no covenants associated with these notes payable. During the year ended December 31, 2019, Bairui forgave $2,487 of the outstanding notes payable.

Due to the notes payable having below market interest rates, the Company imputed interest upon entering into the notes payable resulting in a notes payable discount and a capital contribution due to the related party nature of the arrangements.

On January 1, 2020, the Company executed an amendment to consolidate the notes payable into one note for the same amount, extend the maturity date of this note payable to December 31, 2020, and increase the interest rate from 0% to 12%. Since the cash flows of the modified note payable exceeded the cash flows of the original notes payable by more than 10%, the modification was accounted for as an extinguishment with a loss on extinguishment of $314 recorded in (Loss) Gain at Settlement of Related Party Notes Payable, Notes Payable, and Vendor Payables in Trust, Net in the Consolidated Statements of Operations and Comprehensive Loss during the year ended December 31, 2020. The net carrying value of the original note payable of $20,842 was replaced with a note payable with a fair value of $21,156. Additionally, accretion of $657 and $2,586 was recorded in Interest Expense during the years ended December 31, 2021 and 2020, respectively, related to the unamortized discount.

CYM Tech Holdings LLC

On August 28, 2020, the related party notes payable with F&F HK, Leview, and Bairui were restructured to consolidate the lenders and extend the maturity date through June 30, 2021, transferring both the principal and accrued interest to the new lender, CYM Tech Holdings LLC, wholly-owned subsidiary of members of management.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

9. Related Party Notes Payable (cont.)

The related party notes payable that were restructured were the following:

Before Restructuring

Lender	Principal
Faraday & Future (HK) Limited	$149,081
Leview Mobile (HK) Ltd	66,859
Beijing Bairui Culture Media, Co. Ltd	24,603
Total	$240,543

After Restructuring

Lender	Principal
CYM Tech Holdings LLC	$240,543

The restructuring was accounted for as a troubled debt restructuring because the Company was experiencing financial difficulty and the conversion mechanism results in the effective borrowing rate decreasing after the restructuring which was determined to be a concession. Since the future undiscounted cash flows of the restructured note payable exceed the net carrying value of the original notes payable due to the maturity date extension, the restructuring is accounted for prospectively with no gain or loss recorded in the Consolidated Statements of Operations and Comprehensive Loss. The Company concluded that the conversion features do not require bifurcation based on the derivative accounting scope exception in ASC 815 for certain contracts involving an entity’s own equity.

On April 9, 2021, the Company executed agreements with CYM Tech Holdings LLC to convert their notes with principal amounts of $194,810 and accrued interest of $71,764 into the commitment to issue Class A Common Stock. Under the agreements, the notes ceased to accrue interest on March 31, 2021. On May 13, 2021, principal amounts of $90,869 and accrued interest of $43,490 were converted into shares of Legacy FF convertible preferred stock and on July 21, 2021, were converted into Class A Common Stock upon the closing of the Business Combination.

Prior to Closing of the Business Combination, the Company converted principal amounts of $130,479 and accrued interest of $29,958 into Class A Common Stock.

9. Related Party Notes Payable (cont.)

In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the remaining principal of $19,196.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$240,543
Accrued interest	—	64,827
Interest expense	8,801	10,134
Principal settled with equity	240,543	—
Interest settled with equity	73,448	—

(4)	In 2019, the Company borrowed $10,000 from Evergrande Health Industry Group Limited (“China Evergrande”). China Evergrande is an affiliate of a significant shareholder of the Company. The note payable matured on June 30, 2019. The note payable bore interest at an annual rate of 10.00% if repaid through June 30, 2019 and increased to 15.00% per annum thereafter. The note payable was unsecured and there were no covenants associated with this note payable.

In conjunction with the Closing of the Business Combination, the Company paid cash to settle the related party note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$10,000
Accrued interest	—	2,839
Interest expense	869	1,611
Principal payments in cash	10,000	—
Interest payments in cash	3,708	—

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

9. Related Party Notes Payable (cont.)

(5)	The Company issued 10% interest notes with various related parties through the Note Purchase Agreements (“NPA”).

On April 29, 2019, the Company executed the NPA with U.S. Bank National Association, as the notes agent, and Birch Lake Fund Management, LP as the collateral agent. The aggregate principal amount that may be issued under the NPA was $200,000.

All obligations due under the NPA bore interest of 10% per annum and are collateralized by a first lien, with second payment priority, on virtually all tangible and intangible assets of the Company.

On October 9, 2020, the Company entered into the Second Amended Restated NPA (“Second A&R NPA”) with Birch Lake and the lenders which extended the maturity dates of all NPA notes to the earliest of (i) October 6, 2021, (ii) the consummation of a Qualified Special Purpose Acquisition Company Merger (“Qualified SPAC Merger”), (iii) the occurrence of a change in control, or (iv) the acceleration of the NPA obligations pursuant to an event of default, as defined in the NPA, as amended.

In May 2019, the Company executed a joinder agreement to the NPA with an employee for a convertible note payable with total principal of $1,650. The note payable matured on May 31, 2020 and the interest rate, collateral, and covenants are the same as the NPA. Upon both a preferred stock offering and prepayment notice by the holder or the maturity date of the notes payable, the holder of the note payable may elect to convert all of the outstanding principal and accrued interest of the note payable plus a 20.00% premium into shares of preferred stock of the Company issued in a preferred stock offering. The Company elected the fair value option for this note payable. See Note 8, Fair Value of Financial Instruments. The fair value of the note payable was $1,970 as of December 31, 2020.

In July 2019, the Company executed a joinder agreement to the NPA with a company owned by an employee for a convertible note payable with total principal of $16,462. The note payable originally matured on May 31, 2020 and the interest rate, collateral, and covenants are the same as the NPA. Upon both a preferred stock offering and prepayment notice by the holder or the maturity date of the note payable, the holder of the note payable may elect to convert all of the outstanding principal and accrued interest of the note payable plus a 20.00% premium into shares of preferred stock of the Company issued in a preferred stock offering. The Company elected the fair value option for this note payable. See Note 8, Fair Value of Financial Instruments. The fair value of the note payable was $19,657 as of December 31, 2020.

In conjunction with the Closing of the Business Combination, the Company paid cash and issued Class A Common Stock to settle the related party note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$18,112
Accrued interest	—	2,635
Interest expense	1,064	1,840
Principal and conversion premium settled with equity	3,622	—
Interest settled with equity	3,638	—
Principal payments in cash	18,112	—
Interest payments in cash	62	62

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

9. Related Party Notes Payable (cont.)

In April 2019, the Company executed a joinder agreement to the NPA with a U.S. based investment firm for a convertible note payable with total principal of $8,581. The convertible note payable originally matured on May 31, 2020. The interest rate, collateral, and covenants were the same as the NPA. Upon both a preferred stock offering and prepayment notice by the holder or the maturity date of the notes payable, the holder of the note payable may elect to convert all of the outstanding principal and accrued interest of the note payable plus a 20% premium. The Company elected the fair value option for these notes payable. The note payable is collateralized by virtually all tangible and intangible assets of the Company.

In conjunction with the Closing of the Business Combination, the Company paid cash and issued Class A Common Stock to settle the related party note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$8,581
Accrued interest	—	1,418
Interest expense	496	861
Principal conversion premium settled with equity	1,716	—
Interest payments settled with equity	1,914	—
Principal payments in cash	8,581	—

In May 2019, the Company borrowed $900 through a note payable from a U.S. based investment firm under the NPA. The note payable originally matured on March 6, 2020 and bore interest of 10% per annum. In conjunction with the Closing of the Business Combination, the Company paid cash and issued Class A Common Stock to settle the related party note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$900
Accrued interest	—	143
Interest expense	50	90
Principal conversion premium settled with equity	180	—
Interest payments settled with equity	193	—
Principal payments in cash	900	—

(6)	The Company issued the following notes with various related parties in China.

In April 2017, the Company entered into a $728 note payable with an employee. The note originally matured on October 2, 2017 and bore interest at 0% per year. The note had no covenants and was unsecured.

Due to the note payable having an interest rate below market rates, the Company imputed interest upon executing the note payable resulting in a note payable discount and a capital contribution due to the related party nature of the arrangement.

On September 25, 2020, the notes payable was modified to extend the maturity to June 30, 2021 and add a conversion feature to allow conversion of the note payable into a variable number of SPAC shares if a Qualified SPAC Merger occurs. Since the conversion feature is substantive as it is reasonably possible to be exercised, this modification was accounted for as an extinguishment. The conversion feature does not require bifurcation because it is clearly and closely related to the debt host since the conversion does not involve a substantial premium or discount. The modification agreement and the accounting conclusions are collectively referred to as the September 2020 Modification. The Company recorded an immaterial gain on extinguishment and immaterial accretion of discount in the Consolidated Statements of Operations and Comprehensive Loss during the years ended December 31, 2021 and 2020.

Faraday Future Intelligent Electric Inc.
Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

9. Related Party Notes Payable (cont.)

In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the related party note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$766
Accrued interest	—	—
Interest expense	55	72
Principal settled with equity	774	—
Foreign exchange (gain) loss on principal	46	49

In February 2020, the Company borrowed $1,410 through a note payable from an employee. The note originally matured on August 14, 2020, bore interest at 8.99% per annum, had no covenants and was unsecured.

As a result of the September 2020 Modification, the Company recorded an immaterial gain on extinguishment and immaterial accretion of that discount in the Consolidated Statements of Operations and Comprehensive Loss during the years ended December 31, 2021 and 2020.

In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the related party note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$1,410
Accrued interest	—	69
Interest expense	41	111
Principal settled with equity	1,410	—
Interest settled with equity	44	—
Interest payments in cash	63	42
Proceeds	—	1,410

(7)	In December 2020, the Company entered into two notes payable for a total of $424. The notes payable did not have a stated maturity or bear interest. The notes had no covenants and were unsecured. In March 2021, the Company received a $200 bridge loan. The two notes payable totaling $424 and the $200 bridge loan were repaid in cash during the year ended December 31, 2021.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$424
Principal payments in cash	624	—
Proceeds	200	424

(8)	In November 2019 and December 2019, the Company executed three notes payable with an affiliated company for total principal of $4,160. The notes payable originally matured on December 31, 2020 and bore interest at 6.99%.

As a result of the September 2020 Modification, the Company recorded an immaterial gain on extinguishment and immaterial accretion of the discount in the Consolidated Statements of Operations and Comprehensive Loss during the years ended December 31, 2021 and 2020.

In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the related party note payable.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

9. Related Party Notes Payable (cont.)

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$4,160
Accrued interest	—	313
Interest expense	211	293
Principal settled with equity	4,160	—
Interest settled with equity	474	—

(9)	Between January 2020 and August 2020, the Company executed nine notes payable with an affiliated company for a total of $8,422. The notes payable matured on December 31, 2020 and bear interest at 8%, besides one note for $500 which matured on June 30, 2020 and bore interest at 8%. The notes had no covenants and were unsecured.

As a result of the September 2020 Modification, the Company recorded an immaterial gain on extinguishment and immaterial accretion of discount in the Consolidated Statements of Operations and Comprehensive Loss during the years ended December 31, 2021 and 2020.

In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the related party note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$6,452
Accrued interest	—	435
Interest expense	321	435
Principal settled with equity	6,452	—
Interest settled with equity	721	—
Principal payments in cash	—	1,969
Proceeds	—	8,422

(10)	The Company issued the following notes with a related party.

In July 2017, the Company borrowed $22,400 through a note payable from an entity formerly controlled by the Company’s founder and former CEO. The note originally matured on December 31, 2019, bore interest at 1.52% per annum, had no covenants, and was unsecured. During 2017 and 2018, there were a total of $18,000 of principal payments. In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the related party note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$4,400
Accrued interest	—	314
Interest expense	37	84
Principal settled with equity	4,400	—
Interest settled with equity	351	—

In December 2020, the Company borrowed an additional $2,240 through a note payable from an entity formerly controlled by the Company’s founder and former CEO. The note originally matured on July 1, 2020, bore interest at 8.99% per annum, had no covenants, and was unsecured. In conjunction with the Closing of the Business Combination, the Company paid cash and issued Class A Common Stock to settle the related party note payable.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

9. Related Party Notes Payable (cont.)

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$2,240
Accrued interest	—	202
Interest expense	111	185
Principal settled with equity	2,240	—
Interest settled with equity	313	—

In January 2020, the Company borrowed an additional $300 through a note payable from an entity formerly controlled by the Company’s founder and former CEO. The note originally matured on June 30, 2020, bore interest at 8% per annum, had no covenants, and was unsecured. In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the related party note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$300
Accrued interest	—	23
Interest expense	13	23
Principal settled with equity	300	—
Interest settled with equity	36	—
Proceeds	—	300

In October 2018, the Company borrowed $1,500 through a note payable from an entity formerly controlled by the Company’s founder and former CEO. The note originally matured on December 31, 2019, bore interest at 2.86% per annum, had no covenants, and was unsecured. In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the related party note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$1,500
Accrued interest	—	95
Interest expense	24	43
Principal settled with equity	1,500	—
Interest settled with equity	119	—

As a result of the September 2020 Modification of notes with principal amounts of $4,400, $2,240, $300, and $1,500, the Company recorded an immaterial gain on extinguishment and immaterial accretion of debt discount in the Consolidated Statements of Operations and Comprehensive Loss during the years ended December 31, 2021 and 2020.

(11)	The Company issued the following notes with a related party.

In March 2019, the Company borrowed $1,500 through a note payable from a related party. The note originally matured on March 6, 2020, bore interest at 8.99% per annum, had no covenants and was unsecured. Principal repayments of $1,000 were made in 2019 and $120 in 2020. In conjunction with the Closing of the Business Combination, the Company paid cash and issued Class A Common Stock to settle the related party note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$380
Accrued interest	—	99
Interest expense	21	45
Principal settled with equity	380	—
Interest settled with equity	118	—
Principal payments in cash	—	120

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

9. Related Party Notes Payable (cont.)

In June 2019, the Company borrowed $3,600 through a note payable from a related party, which was repaid in 2019. The note matured on July 5, 2019, bore interest at 2.99% per annum, had no covenants and was unsecured. In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the related party note payable.

	As of and for the Year Ended December 31,
	2021	2020
Accrued interest	—	4
Interest settled with equity	4	—

In September 2019, the Company borrowed $180 through a note payable from a related party. The note originally matured December 1, 2019, bore interest at 6.99% per annum, had no covenants, and was unsecured. In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the related party note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$180
Accrued interest	—	10
Interest expense	8	6
Principal settled with equity	180	—
Interest settled with equity	17	—

In November 2019, the Company borrowed $2,700 through a note payable from a U.S. based investment firm. The note originally matured on June 3, 2020, bore interest at 6.99% per annum, had no covenants, and was unsecured. Principal payments of $1,500 were made in 2020. In conjunction with the Closing of the Business Combination, the Company paid cash and issued Class A Common Stock to settle the related party note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$1,200
Accrued interest	—	192
Interest expense	55	171
Principal settled with equity	1,200	—
Interest settled with equity	239	—
Principal payments in cash	—	1,500
Interest payments in cash	—	5

As a result of the September 2020 Modification of the $380 notes, the $180 notes and the $1,200 notes, the Company recorded an immaterial gain on extinguishment and immaterial accretion of the debt discount in the Consolidated Statements of Operations and Comprehensive Loss during the years ended December 31, 2021 and 2020.

(12)	The Company issued the following notes with a related party.

During 2019, a U.S. corporation controlled by a related party of the Company made deposits of $11,635 with the Company as a right of first refusal to lease FF 91 vehicles. On February 1, 2020, due to production delays the Company entered into a deposit conversion agreement with this corporation to convert the deposit amounts previously paid into a note payable. Upon conversion, the Company reclassified the deposit recorded in other current liabilities as of December 31, 2019 to related party notes payable as of December 31, 2020. The note matured on December 31, 2020, bore interest at 8.0% per annum, had no covenants, and was unsecured.

As a result of the September 2020 Modification, the Company recorded an immaterial gain on extinguishment and immaterial accretion of debt discount in the Consolidated Statements of Operations and Comprehensive Loss during the years ended December 31, 2021 and 2020.

In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the related party note payable.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

9. Related Party Notes Payable (cont.)

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$11,635
Accrued interest	—	1,177
Interest expense	515	933
Principal settled with equity	11,635	—
Interest settled with equity	1,692	—

Assumed Related Party Notes Payable in the Business Combination

As part of the Business Combination, the Company assumed related party promissory notes of $500 and related party convertible notes of $300, which PSAC issued to certain related parties during 2021. The promissory note was non-interest bearing and due on the date on which the Company consummates a Business Combination and was unsecured. The convertible note was non-interest bearing and due on the date on which the Company consummates a Business Combination and was unsecured. The convertible related party notes were fair valued at $580 at the Closing Date. As part of the Closing of the Business Combination, the Company issued Class A Common Stock and 80,000 Private Warrants to settle related party notes of PSAC with an aggregate principal amount of $800.

Fair Value of Related Party Notes Payable Not Carried at Fair Value

The estimated fair value of the Company’s related party notes payable not carried at fair value using inputs from Level 3 under the fair value hierarchy is $13,337 and $287,183 as of December 31, 2021 and 2020, respectively.

Schedule of Principal Maturities of Related Party Notes Payable

The future scheduled principal maturities of related party notes payable as of December 31, 2021 were as follows:

Years ended December 31,
Due on demand	$13,655

10. Notes Payable

Notes payable consists of the following as of December 31, 2021:

	December 31, 2021
Note Name	Contractual Maturity Date	Contractual Interest Rates	Unpaid Balance	Fair Value Measurement Adjustments	Original issue discount and proceeds allocated to warrants	Net Carrying Value
March 1, 2021 Notes(1)	March 1, 2022	14.00%	$55,000	$7,692	$(5,997)	$56,695
August 26, 2021 Notes(1)	March 1, 2022	14.00%	30,000	1,011	(87)	30,924
June 9, 2021 Note 1 and Note 2(2)	December 9, 2022	—%	40,000	8,503	(9,522)	38,981
August 10, 2021 Optional Notes(2)	February 10, 2023	15.00%	33,917	12,283	(11,518)	34,682
Notes payable - China various other(3)	Due on demand	—%	5,458	—	—	5,458
Notes payable(4)	April 17, 2022	1.00%	193	—	—	193
Auto loans	Various	Various	121	—	—	121
			$164,689	$29,489	$(27,124)	$167,054

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

10. Notes Payable (cont.)

Notes payable consists of the following as of December 31, 2020:

	December 31, 2020
Note Name	Contractual Maturity Date	Contractual Interest Rates	Unpaid Balance	Fair Value Measurement Adjustments	Loss(Gain) on Extinguishments	Net Carrying Value
Note payable(5)	Contingent	12.00%	$57,293	$—	$—	$57,293
Notes payable – NPA tranche(6)	October 6, 2021	10.00%	17,637	3,422	—	21,059
Notes payable(7)	June 30, 2021	12.00%	19,100	—	—	19,100
Notes payable – China various other(8)	Due on Demand	9.00%	3,677	—	(18)	3,659
Notes payable – China various other(8)	Various Dates 2021	6.00%	4,869	—	(62)	4,807
Notes payable – China various other(3)	Due on Demand	—%	4,597	—	—	4,597
Note payable(9)	March 9, 2021	—%	15,000	2,712	—	17,712
Note payable(10)	October 6, 2021	12.75%	15,000	5,972	—	20,972
Notes payable(4)	April 17, 2022	1.00%	9,168	—	—	9,168
			$146,341	$12,106	$(80)	$158,367

(1)	On March 1, 2021, the Company amended the NPA to permit the issuance of additional notes payable with principal amounts up to $85,000. On the same day, the Company entered into notes payable agreements with Ares for an aggregate principal of $55,000, receiving net proceeds of $51,510, inclusive of a 4.00% original issue discount and $90 of debt issuance costs paid directly by the lender. The notes payable are collateralized by a first lien on virtually all tangible and intangible assets of the Company and bear interest at 14% per annum. The notes payable mature on March 1, 2022.

In addition, in conjunction with the issuance of the notes payable, the Company committed to issue the Ares Warrants to the lender to purchase the Company’s Class A Common Stock no later than August 11, 2021, or if earlier, 15 days after consummation of the Business Combination. The warrants have a term of six years, be equal to 0.20% of the fully diluted capitalization of FFIE’s Class A Common Stock and have an exercise price of $10.00 per share. The commitment to issue the warrants meets the definition of a derivative, was accounted for as a liability, and will be marked to fair value at the end of each reporting period with changes in fair market value recorded in the Consolidated Statements of Operations and Comprehensive Loss. The Company determined the commitment to issue warrants was a liability as of March 1, 2021, and estimated the fair value of the warrants to be $5,000 using the Black-Scholes option-pricing model (see Note 8, Fair Value of Financial Instruments).

On August 5, 2021, the Company issued Ares warrants to purchase 670,092 shares of Class A Common Stock at an exercise price of $10.00 per share. The warrants are exercisable at any time within 6 years of the issuance date. Upon their issuance, the warrants met all requirements for equity classification under the equity scope exception in ASC 815-40 as the number of shares underlying the warrants and their exercise price were fixed. Accordingly, the Company determined the fair value of the Ares Warrants to be $2,507 on August 5, 2021 and recorded the value as a discount to the Notes Payable and an increase in APIC in the Consolidated Balance Sheets as of December 31, 2021.

On August 26, 2021, the Company exercised its option under the March 1, 2021 notes payable agreement with Ares to draw an additional principal amount of $30,000, receiving net proceeds of $29,913, inclusive of $87 of debt issuance costs paid directly by the lender.

The notes payable are collateralized by a first lien on virtually all tangible and intangible assets of the Company and bear interest at 14% per annum and mature on March 1, 2022. As the August 26, 2021 Notes mature in less than one year, according to the terms of the amended NPA, the Company expects to repay them with a payment premium of 14% (“Payment Premium”). The Company has elected the fair value option to value the notes as the notes include features, such as a contingently exercisable put option, which meet the definition of an embedded derivative.

Upon the Closing of the Business Combination, the cash requirement prescribed in the NPA increased from $5,000 to $25,000. The Company has classified $25,000 as Restricted Cash on its Consolidated Balance Sheet as of December 31, 2021.

On February 25, 2022, the Company paid $96,921 in cash to settle the March 1, 2021 Notes and the August 26, 2021 Notes with principal amount of $85,000, accrued interest of $9,856 and Payment Premium of $2,065.

Faraday Future Intelligent Electric Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands, except share and per share data)

10. Notes Payable (cont.)

March 1, 2021 Notes	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$55,000	$—
Accrued interest	6,455	—
Interest expense	6,455	—
Original issue discount	3,490	—
Proceeds	51,510	—

August 26, 2021 Notes	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$30,000	$—
Accrued interest	1,473	—
Interest expense	1,473	—
Original issue discount	87	—
Proceeds	29,913	—

(2)	On June 9, 2021, the Company amended the NPA to permit the issuance of two notes payable, each with a principal value of $20,000 (“June 2021 Notes”), to a US-based investment firm. The Company received net proceeds of $35,603 as part of the June 2021 Notes inclusive of $4,200 of original issuance discount and $197 of debt issuance costs paid by the lender. The June 2021 Notes are subordinate to the notes payable issued to Ares on March 1, 2021 and August 26, 2021 (see (1) above) and senior in priority to the notes payable issued under the NPA prior to September 9, 2020. The June 2021 Notes mature on December 9, 2022, and do not bear interest unless extended beyond its maturity date by the US-based investment firm, in which case, the June 2021 Notes will bear interest at 10% per annum starting upon their original maturity. Each of the June 2021 Notes are subject to an original issue discount of 8% and 13%, respectively. One of the June 2021 Notes with a principal amount of $20,000 contains a conversion premium that, within a year of a Qualified SPAC Merger, the then outstanding principal and accrued interest of the notes playable plus a 30% premium may convert into Class A Common Stock of the Company, at the election of the US-based investment firm.

In conjunction with the issuance of the June 2021 Notes, the Company issued warrants to the US-based investment firm to purchase up to 1,500,000 shares of the Company’s Class A Common Stock for $10.00 per share and an expiration date of June 9, 2028, which were adjusted for down-round provisions in the original warrant agreements. The fair value of the warrants of $5,125 upon issuance was recorded in APIC (see Note 8, Fair Value of Financial Instruments).

As part of the amendment to the NPA from June 9, 2021, on or prior to the 12-month anniversary of the Qualified SPAC Merger, the US-based investment firm has the option to purchase additional notes for up to $40,000 and if drawn, would be subject to similar original issue discounts, warrant provisions, and conversion premiums as the June 2021 Notes. The warrants issued with the June 2021 Notes and the Optional Notes, along with the notes previously issued to the same lender, are provided with anti-dilution protection. The US-based investment firm has not elected to convert the Optional Notes to Class A Common Stock and they are outstanding as of December 31, 2021.

On August 10, 2021, in accordance with the NPA, the US-based investment firm exercised its option to purchase optional notes (“Optional Notes”) with principal of $33,917, whose option was in conjunction with the original September 9, 2020, January 13, 2021 and March 12, 2021 notes payable. The Company received net proceeds of $30,375, which is the total principal amount of $33,917 net of 8% original issue discount and $828 of issuance costs. The Optional Notes bear interest at 15% beginning December 2021, and have a maturity date of February 10, 2023. The Optional Notes are convertible at the option of the holder with a conversion price of $10.00 per share. The Optional Notes contain a conversion premium, effective until August 10, 2022, according to which the outstanding principal and accrued interest of the notes payable at the time of liquidation plus a 30% premium are convertible into shares of Class A Common Stock. The Company elected the fair value option to measure the Optional Notes (see Note 8, Fair Value of Financial Instruments).

In conjunction with the issuance of the Optional Notes, the Company issued the US-based investment firm warrants to purchase up to 1,187,083 shares of Class A Common Stock with an exercise price of $10.00 per share. The warrants are exercisable within seven years of their original issuance dates. The fair value of the warrants of $7,976 upon issuance was recorded in APIC (see Note 8, Fair Value of Financial Instruments).

Subsequent to the balance sheet date, in January 2022, the Company defaulted on the June 2021 Notes and the Optional Notes. The holders of the Optional Notes have waived the default.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

10. Notes Payable (cont.)

June 9, 2021 Note 1	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$20,000	$—
Original issue discount and debt issuance costs	1,797	—
Proceeds	18,203	—

June 9, 2021 Note 2	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$20,000	$—
Original issue discount and debt issuance costs	2,600	—
Proceeds	17,400	—

August 10, 2021 Optional Notes	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$33,917	$—
Accrued interest	183	—
Interest expense	183	—
Original issue discount and debt issuance costs	3,542	—
Proceeds	30,375	—

(3)	The Company issued notes with various third parties through its operations in China.

In 2017 and 2018, the Company borrowed $4,371 through notes payable from various Chinese lenders. As a result of the September 2020 Modification of the notes payable, the Company recorded an immaterial gain on extinguishment and immaterial accretion of the discount in the Consolidated Statements of Operations and Comprehensive Loss during the years ended December 31, 2021 and 2020.

In 2019, the Company entered into a $700 note payable with an employee. The Company reclassified the $730 carrying value of this loan from related party notes payable to notes payable when the employee left the employment of the Company. The notes payable are payable on demand by the lenders, do not have a stated interest rate, have no covenants, and are unsecured. The notes payable remain outstanding at December 31, 2021.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$5,458	$4,597
Foreign exchange (gain) loss on principal	133	297
Reclassification from related party notes payable	730	—

(4)	On April 17, 2020, the Company received loan proceeds from East West Bank of $9,168 under the Paycheck Protection Program (“PPP”). The PPP was established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) and provided for loans to qualifying businesses. The loans and accrued interest are forgivable so long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities, as described in the CARES Act. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the later of the first six months or when the amount of the loan forgiveness is determined. The Company used the proceeds for purposes consistent with the PPP requirements. The note matured on April 17, 2022, had no covenants, and was unsecured.

The Company was notified by East West Bank that a principal amount of $8,975 as well as accrued interest of $155 relating to the PPP Loan had been forgiven by the Small Business Administration as of December 31, 2021. The Company recorded the forgiveness of the principal and interest in (Loss) Gain at Settlement of Related Party Notes Payable, Notes Payable, and Vendor Payables in trust, net in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021. The Company paid the remaining principal and accrued interest in an aggregate amount of $195 in April 2022.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

10. Notes Payable (cont.)

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$193	$9,168
Accrued interest	2	65
Interest expense	92	65
Payroll Protection Program principal forgiveness	8,975	—
Payroll Protection Program interest forgiveness	155	—
Proceeds	—	9,168

The Company settled select notes payable through the conversion of notes payable into Class A Common Stock just prior to the Business Combination and a combination of cash payments and the commitment to issue Class A Common Stock in settlement of outstanding principal plus accrued interest and conversion premiums pursuant to the Closing of the Business Combination, as follows:

	Year ending December 31, 2021
Note Name	Net Carrying Value at 12/31/2020	Borrowings, net of OID	Fair Value Measurement Adjustments	Accrued Interest at Settlement	FX and Other	Cash Payment	Equity Settlement	Net Carrying Value at 12/31/2021	Loss (Gain) at Settlement
Settlement prior to the Business Combination:
Note payable(5)	$57,293	$—	$—	$17,177	$(1,293)	$—	$(73,177)	$—	$—
Notes payable(7)	19,100	—	—	6,098	—	—	(25,198)	—	—
Subtotal settlements prior to the Business Combination	76,393	—	—	23,275	(1,293)	—	(98,375)	—	—
Settlements in the Business Combination:
Notes payable – NPA(6)	21,059	—	104	3,614	—	(17,636)	(7,141)	—	2,699
Notes payable – China(8)	3,659	—	—	2,713	56	—	(6,428)	—	2,430
Notes payable – China(8)	4,807	—	—	757	110	—	(5,674)	—	2,145
Note payable(9)	17,712	—	1,988	—	667	—	(20,367)	—	7,698
January 13 and March 12, 2021 Notes(9)	—	16,790	6,935	—	—	—	(23,725)	—	8,968
Note payable(10)	20,972	—	138	270	667	(18,992)	(3,055)	—	1,155
January 13 and March 8, 2021 Notes(10)	—	8,750	4,901	82	—	(11,582)	(2,151)	—	813
Subtotal settlements in the Business Combination	68,209	25,540	14,066	7,436	1,500	(48,210)	(68,541)	—	25,908
Notes payable(4)	9,168	—	—	—	(8,975)	—	—	193	(8,975)
Total	$153,770	$25,540	$14,066	$30,711	$(8,768)	$(48,210)	$(166,916)	$193	$16,933

Conversion of Notes Payable

Just prior to the Business Combination, the Company converted notes payable with an aggregate principal balance of $75,100 and accrued interest of $23,275 into 7,688,153 shares of Class A Common Stock.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

10. Notes Payable (cont.)

Closing of the Business Combination

As described in Note 3, Business Combination, in conjunction with the closing of the Business Combination, the Company paid $48,210 in cash and a commitment to issue 6,854,013 shares of Class A Common Stock to settle notes payable principal amounts of $85,202, net carrying amount of $93,749, and accrued interest of $7,436. Where the Company converted notes payable into Class A Common Stock, the Company recorded a loss at settlement of the notes payable of $25,908 in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021.

(5)	In January 2019, upon extinguishment of a portion of the Faraday and Future (HK) Limited related party notes payable, the Company borrowed $54,179 through notes payable from a Chinese lender. The notes payable originally matured on December 31, 2020, bore interest of 12.00% per annum, had no covenants, and were unsecured.

On December 31, 2020, the notes payable were modified to extend the maturity date to June 30, 2021 and add a conversion feature. The conversion feature, which was contingent upon the closing of a Qualified SPAC Merger, requires the Company to issue Class A ordinary shares to the lender based on a fixed conversion ratios immediately prior to the closing of the Qualified SPAC Merger to settle the outstanding note payable before being exchanged for Qualified SPAC Merger shares at the closing date. The modification was accounted for as a troubled debt restructuring because the Company was experiencing financial difficulty and the conversion mechanism results in the effective borrowing rate decreasing after the restructuring. Since the future undiscounted cash flows of the restructured notes payable exceed the net carrying value of the original note payable due to the maturity date extension, the modification was accounted for prospectively with no gain or loss recorded in the Consolidated Statements of Operations and Comprehensive Loss. The Company concluded that the conversion feature does not require bifurcation based on the derivative accounting scope exception in ASC 815 for certain contracts involving an entity’s own equity.

In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$57,293
Accrued interest	—	13,769
Interest expense	3,408	7,387
Foreign exchange (gain) loss on principal	(1,293)	4,108
Principal settled with equity	56,000	—
Interest settled with equity	17,177	—

(6)	The Company issued 10% interest notes with various third parties through the NPA. Notes payable issued under the NPA are collateralized by virtually all tangible and intangible assets of the Company. Upon both a preferred stock offering and prepayment notice by the holder or the maturity date of the notes payable, the holder of the notes payable may elect to convert all of the outstanding principal and accrued interest of the notes payable plus a 20% premium into shares of preferred stock of the Company issued in a preferred stock offering. The Company elected the fair value option for these notes payable. See Note 8, Fair Value of Financial Instruments. On October 9, 2020, the Company entered into the Second A&R NPA with Birch Lake and the lender, which extended the maturity dates of all NPA notes to the earliest of (i) October 6, 2021, (ii) the consummation of a Qualified SPAC Merger, (iii) the occurrence of a change in control, or (iv) the acceleration of the NPA obligations pursuant to an event of default, as defined in the NPA, as amended.

Between June 2019 and August 2019, the Company borrowed $17,637 through notes payable under the NPA. The notes originally matured on May 31, 2020 and bore interest of 10% per annum. In conjunction with the Closing of the Business Combination, the Company paid cash and issued Class A Common Stock to settle the notes payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$17,637
Accrued interest	—	2,637
Interest expense	976	1,768
Principal conversion premium settled with equity	3,527	—
Interest settled with equity	3,613	—
Principal payments in cash	17,637	—

Faraday Future Intelligent Electric Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands, except share and per share data)

10. Notes Payable (cont.)

(7)	The Company issued the following notes with an interest rate of 12.00% per annum.

On various dates in 2016, the Company borrowed amounts aggregating of $31,500 through notes payable issued by a U.S. based investment firm. The notes had no covenants and were unsecured.

In September and November, 2020, the notes payable were modified to extend the maturity date to June 30, 2021 and add a conversion feature. This feature, contingent upon the closing of a Qualified SPAC Merger, required the Company to issue Class A ordinary Stock to the lender based on a fixed conversion ratio immediately prior to the closing of the Qualified SPAC Merger to settle the outstanding notes payable before being exchanged for Qualified SPAC Merger shares upon the Qualified SPAC Merger closing date. The modification was accounted for as a troubled debt restructuring. The modification was accounted for prospectively with no gain or loss recorded in the Consolidated Statements of Operations and Comprehensive Loss. The Company concluded that the conversion features did not require bifurcation.

In December 2016, the Company borrowed $10,000 through notes payable issued by a U.S. based investment firm. The notes have no covenants and are unsecured. During 2019, the Company converted $600 of accrued interest into the principal balance of the notes payable. Just prior to the Business Combination, the Company converted the outstanding principal balance and accrued interest into Class A Common Stock to settle the note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$10,600
Accrued interest	—	2,547
Interest expense	704	1,275
Principal settled with equity	10,600	—
Interest settled with equity	3,251	—

In December 2016, the Company borrowed $1,500 through a note payable from a U.S. based investment firm. The note originally matured on December 31, 2019, had no covenants, and was unsecured. Just prior to the Business Combination, the Company converted the outstanding principal balance and accrued interest into Class A Common Stock to settle the note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$1,500
Accrued interest	—	587
Interest expense	112	203
Principal settled with equity	1,500	—
Interest settled with equity	699	—

In June 2016, the Company borrowed $20,000 through a note payable from a U.S. based investment firm. The note originally matured on October 15, 2019, had no covenants, and was unsecured. The Company made principal payments of $13,000 in 2018. Just prior to the Business Combination, the Company converted the outstanding principal balance, conversion premium and accrued interest into Class A Common Stock to settle the note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$7,000
Accrued interest	—	1,682
Interest expense	465	842
Principal and conversion premium settled with equity	10,375	—
Interest settled with equity	2,147	—

(8)	The Company issued notes with various third parties through its operations in China.

As a result of the September 2020 Modification the Company recorded an immaterial gain on extinguishment and immaterial accretion of the discount in the Consolidated Statements of Operations and Comprehensive Loss during the years ended December 31, 2021 and 2020.

In April 2017, the Company borrowed $3,496 through a note payable from a Chinese lender. The note originally matured on October 20, 2017, bore interest at 9.00% per annum, had no covenants, and was unsecured.

In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the note payable.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

10. Notes Payable (cont.)

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$3,677
Accrued interest	—	2,314
Interest expense	374	637
Principal settled with equity	3,715	—
Interest settled with equity	2,713	—
Foreign exchange (gain) loss on principal	219	237
Foreign exchange (gain) loss on accrued interest	167	142

Between January 2019 and December 2019, the Company borrowed $11,515 through notes payable from a Chinese lender. The notes payable matured on January 16, 2020 and December 6, 2020, bore interest at 6% per annum, had no covenants, and were unsecured. During 2019, the Company made principal payments of $8,155. In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the notes payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$4,140
Accrued interest	—	569
Interest expense	139	235
Principal settled with equity	4,181	—
Interest settled with equity	713	—
Foreign exchange (gain) loss on principal	260	219
Foreign exchange (gain) loss on accrued interest	44	35
Proceeds	—	766

Between June and September 2020, the Company borrowed $761 through notes payable from a Chinese lender. The notes payable were payable on demand by the lender, bore interest at 6% per annum, had no covenants, and were unsecured. In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$729
Accrued interest	—	19
Interest expense	24	19
Principal settled with equity	736	—
Interest settled with equity	44	—
Principal payments	—	32
Foreign exchange (gain) loss on principal	(25)	—
Foreign exchange (gain) loss on accrued interest	1	—
Proceeds	—	761

(9)	On September 9, 2020, the Company issued $15,000 of secured convertible promissory notes to a US-based investment firm by entering into a joinder to the NPA, received net proceeds of $13,800, inclusive of an 8% original issue discount. The senior convertible promissory notes bore interest at 0%. The NPA notes mature on the earliest of (i) March 9, 2022, (ii) the Vendor Trust maturity date (See Note 11, Vendor Payables in Trust), as amended, (iii) the maturity of any First Out NPA Notes, which include the notes with Birch Lake and FF Ventures (“First Out Notes”), or (iv) the acceleration of the NPA notes payable pursuant to an event of default.

In the event the Company consummates a Qualified SPAC Merger, an amount equal to 130% of all outstanding principal, accrued and unpaid interest, and accrued original issue discount through the date of consummation of the Qualified SPAC Merger will automatically convert into Class A ordinary stock of the SPAC in connection with the Qualified SPAC Merger and the notes payable and interest thereon shall no longer be outstanding and shall be deemed satisfied in full and terminated. The Company determined that the feature to settle the notes payable with shares upon the occurrence of a Qualified SPAC Merger was a contingent share-settled redemption option and represents an embedded derivative. Additionally, the feature to redeem the notes payable upon a default event is a contingently exercisable put option and represents an embedded derivative. The Company elected the fair value option for this note payable. See Note 8, Fair Value of Financial Instruments. The fair value of the note payable was $17,712 as of December 31, 2020.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

10. Notes Payable (cont.)

In addition, the notes payable included a warrant to purchase ordinary stock. The holder of the warrant has the ability to exercise their right to acquire up to 525,000 shares of Class A Common Stock, as adjusted for certain down-round provisions, for a period of up to seven years, or September 9, 2027. The exercise price of the warrant is $10.00 each. The warrants are accounted for in equity based on the derivative accounting scope exception in ASC 815 for certain contracts involving an entity’s own equity. The Company estimated the fair value of the warrants to be $490 using the Black-Scholes option-pricing model (see Note 8, Fair Value of Financial Instruments). Determining the fair value of these warrants requires subjective assumptions, including the fair value of the underlying stock, risk-free interest rate, expected volatility of the underlying stock, and the expected dividend yield. These estimates involve inherent uncertainties and the application of management’s judgment.

On January 13, 2021, the Company amended the NPA to increase the principal amount of its $15,000 note payable by $667 as a consent fee permitting the issuance of additional notes payable. The Company recorded the consent fee in Interest Expense in the Consolidated Statements of Operations and Comprehensive Loss for year ended December 31, 2021. In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the note payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$15,000
Principal and conversion premium settled with equity	20,367	—
Proceeds	—	13,800

On January 13, 2021, the Company entered into a notes payable agreement under the NPA, (“January 13 Notes”) with a US-based investment firm for total principal of $11,250, receiving net proceeds of $9,870, net of an 8% original issue discount and $480 of debt issuance costs paid directly by the lender. The note payable is collateralized by a first lien on virtually all tangible and intangible assets of the Company and bears interest at 0% per annum. On March 12, 2021, the Company and the US-based investment firm entered into a notes payable agreement (“March 12 Notes”) for an aggregate principal amount of $7,000, receiving net proceeds of $6,440, net of an 8% original issue discount. The terms of this note payable were the same as the note payable issued on January 13, 2021. The Company elected the fair value option for these note payable because the inclusion of a conversion feature that allowed the lenders to convert the notes payable into Class A Common Stock after the closing of the Business Combination.

In conjunction with the issuance of the January 13 Notes and March 12 Notes, the Company issued warrants to purchase 662,083 shares of the Class A Common Stock with an exercise price of $10.00 per share, as adjusted for certain down-round provisions. The warrants were issued with a term of seven years. The Company recorded the fair value of the warrants in APIC in accordance with the derivative accounting scope exception in ASC 815 for certain contracts involving an entity’s own stock. The Company estimated the fair value of the warrants to be $1,988 using the Black-Scholes option-pricing model (see Note 8, Fair Value of Financial Instruments).

In conjunction with the Closing of the Business Combination, the Company issued Class A Common Stock to settle the note payable.

January 13 and March 12, 2021 Notes	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$—
Original issue discount and debt issuance costs	1,940	—
Principal and conversion premium settled with equity	23,725	—
Proceeds	16,310	—

(10)	On October 9, 2020, the Company entered into a Second A&R NPA with Birch Lake borrowing $15,000 in secured convertible notes payable (“BL Notes”). The BL Notes accrued interest at 12.75% per annum through January 31, 2021 and at 15.75% per annum thereafter. The BL Notes mature on the earliest of (i) October 6, 2021, (ii) the consummation of a Qualified SPAC Merger, (iii) the occurrence of a change in control, or (iv) the acceleration of the NPA obligations pursuant to an event of default. Additionally, the BL Notes contain a liquidation premium that ranges from 35% to 45% depending on the timing of settlement with 50% of this premium convertible into equity and the lender is able to demand repayment if an event of default, change in control, or a Qualified SPAC Merger occurs. The Company determined that the feature to settle the BL Notes at a premium upon the occurrence of a default, change in control, or a Qualified SPAC Merger is a contingently exercisable put option with a liquidation premium and represents an embedded derivative. The Company elected the fair value option for this note payable. See Note 8, Fair Value of Financial Instruments. The fair value of the note payable was $20,972 as of December 31, 2020.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

10. Notes Payable (cont.)

In conjunction with the Closing of the Business Combination, the Company paid cash and issued Class A Common Stock to settle the notes payable.

	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$15,000
Interest expense	1,334	366
Principal conversion premium settled with equity	2,785	—
Interest and adjustment fee settled with equity	270	—
Principal and conversion premium payments in cash	18,992	—
Interest payments in cash	1,197	366
Proceeds	—	15,000

On January 13, 2021, the Company amended the NPA to permit the issuance of additional secured convertible notes payable and issued $3,750 of notes payable to Birch Lake (“BL Notes”), receiving net proceeds of $3,285, net of a 6.50% original issue discount and $225 of debt issuance costs paid directly by the lender. The BL Notes accrued interest at 8% per annum. The BL Notes contained a liquidation premium that ranges from 35% to 45% depending on the timing of settlement, with 50% of this premium convertible into equity. The Company determined that the feature to settle the BL Notes at a premium upon the occurrence of a default, change in control, or a Qualified SPAC Merger was a contingently exercisable put option with a liquidation premium and represents an embedded derivative. The Company elected the fair value option to measure this note payable (see Note 8, Fair Value of Financial Instruments).

On March 8, 2021, the Company entered into a notes payable agreement under the NPA with Birch Lake for total principal of $5,600, receiving net proceeds of $5,240, inclusive of a 6.50% original issue discount and $307 of debt issuance costs paid directly by the lender. The notes payable accrued interest at 15.75% per annum. The notes payable contained a liquidation premium that ranges from 42% to 52% depending on timing of settlement, with 50% of the premium convertible into equity. The Company determined that the feature to settle the notes payable at a premium upon the occurrence of a default, change in control, or a Qualified SPAC Merger was a contingently exercisable put option with a liquidation premium and represents an embedded derivative. The Company elected the fair value option to measure these notes payable (see Note 8, Fair Value of Financial Instruments).

In conjunction with the Closing of the Business Combination, the Company paid cash and issued Class A Common Stock to settle the notes payable.

January 13 and March 8, 2021 Notes	As of and for the Year Ended December 31,
	2021	2020
Outstanding principal	$—	$—
Original issue discount and debt issuance costs	1,132	—
Interest expense	632	—
Principal conversion premium settled with equity	2,069	—
Interest settled with equity	82	—
Principal and conversion premium payments in cash	11,582	—
Interest payments in cash	550	—
Proceeds	8,218	—

Fair Value of Notes Payable Not Carried at Fair Value

The estimated fair value of the Company’s notes payable not carried at fair value, using inputs from Level 3 under the fair value hierarchy, was $5,350 and $105,610 as of December 31, 2021 and 2020, respectively.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

10. Notes Payable (cont.)

Schedule of Principal Maturities of Notes Payable

The future scheduled principal maturities of notes payable as of December 31, 2021 are as follows:

Years ended December 31,
2022	130,772
2023	33,917
$164,689

11. Vendor Payables in Trust

On April 29, 2019, Legacy FF established the Faraday Vendor Trust (“Vendor Trust”), with the intention to stabilize its supplier base by providing suppliers with the ability to exchange their unsecured trade receivables for secured trust interests. Repayment of the trust interests was governed by a Trade Receivables Repayment Agreement dated as of April 29, 2019 (“Trade Receivables Repayment Agreement”). All interests in the Vendor Trust were collateralized by a first lien, with third payment priority, in agreement with applicable intercreditor arrangements, on virtually all tangible and intangible assets of Legacy FF. The applicable interest rate for the vendor trust principal balance was 6.00%, calculated daily from the date of contribution and was non-compounding. Management determined that the economic substance of the obligations under the Vendor Trust was an in-substance financing.

A total of $0 and $111,574 of Legacy FF’s trade payables have been included in the Vendor Trust with accrued interest of $0 and $11,840 as of December 31, 2021 and 2020, respectively. During the year ended December 31, 2020, the Company made aggregate payments of $4,500 on the Vendor Trust. The Vendor Trust also included approximately $8,380 of purchase orders as of the Closing Date related to goods and services yet to be received (“Future Work”). These vendors did not contribute any receivables into the Vendor Trust related to the Future Work, as the goods and services are to be received at a future date. As such, the Company may cancel the vendor’s interest in the Vendor Trust related to these purchase orders until such time that the vendors begin to fulfil the requested goods and services.

On October 30, 2020, the agreement governing the Vendor Trust (the “Vendor Trust Agreement”) was modified to add a conversion feature to allow the secured interests in the Vendor Trust to convert into PSAC shares if a Qualified SPAC Merger (as defined in the Vendor Trust Agreement) occurs. Management accounted for this modification as an extinguishment because the conversion feature was considered substantive, as the conversion feature was considered to be reasonably possible to be exercised. The conversion feature did not require bifurcation because it is clearly and closely related to the host instrument, since the conversion did not involve a substantial premium or discount. As a result, the Company recorded a discount of $1,812 against the carrying value of the Vendor Payables in Trust. The Company recorded accretion of $1,350 and $462 in Interest Expense during the years ended December 31, 2021 and 2020, respectively, related to the discount created from the gain on extinguishment in the Consolidated Statements of Operations and Comprehensive Loss. These adjustments resulted in the Vendor Trust having a net carrying value of $110,224 as of December 31, 2020.

On March 1, 2021, the maturity date of the secured trust interests in the Vendor Trust was extended to the Closing of the Business Combination.

Termination of Interests in the Vendor Trust

On June 4, 2021, the Company entered into an agreement with a vendor with an interest in the Vendor Trust for future services. The Company and the vendor agreed to forgive $14,166 relating to a portion of the total Future Work outstanding instead of converting these interests to equity upon the close of the Business Combination. In addition, it was agreed to terminate and forgive $1,901 of the vendor’s interest for work performed, resulting in a gain of $1,731.

On June 7, 2021, the Company entered into agreements with two vendors and settled in cash part of their interest in the Vendor Trust totaling $5,367. The vendors’ remaining interests were settled along with the outstanding interests in the Vendor Trust as part of the close of the Business Combination.

On July 12, 2021, the Company entered into an agreement with a vendor to cancel the vendor’s interests in the Vendor Trust totaling $1,167 and instead transferring them to accounts payable to be repaid in cash as part of the ordinary course of business.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

11. Vendor Payables in Trust (cont.)

At the Closing Date of the Business Combination, the Company settled the outstanding payables in the Vendor Trust and accrued interest, by paying $22,355 in cash and the commitment to issue 9,618,542 shares of Class A Common Stock. The Company recorded a loss at settlement of the Vendor Trust, and accrued interest thereon, of $41,776 in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021 due to the payment of an exit fee of $2,250, as required by the Vendor Trust Agreement, and converting the beneficial interests in the Vendor Trust at $10.00 per share which was below the fair value of the stock on the date of conversion.

The Company committed to issue 838,040 shares of Class A Common Stock to settle Future Work, which were recorded as deposits in the amount of $8,380 as of the Closing Date of the Business Combination.

Through the payments and issuances of shares for outstanding payables, accrued interest and Future Work, the Company settled the outstanding interests in the Vendor Trust and no amount remains outstanding as of December 31, 2021.

12. Commitments and Contingencies

Purchase obligations

Purchase obligations represent legally binding commitments to purchase inventory, tooling, machinery and equipment as well as items to be used in research and development activities. Although open purchase orders are generally considered enforceable and legally binding, some of the Company’s purchase orders give the Company the option to cancel, reschedule and/or adjust its requirements based on its business needs prior to the delivery of goods or performance of services and to inspect and reject products, for example, if they do not comply with its specifications. Obligations to purchase inventory and other commitments are generally expected to be fulfilled within one year.

As of December 31, 2021, the Company had binding purchase obligations and other commitments of $388,672.

The Palantir License

In July 2021, the Company and Palantir entered into a master agreement that sets forth the terms of the Palantir’s platform hosting arrangement which is expected to be used as a central operating system for data and analytics. Subsequent to entering into this arrangement, Palantir invested $25,000 in the Company through the PIPE Financing and became a shareholder of the Company. Under the platform hosting agreement, the Company committed to pay a total of $47,000 of hosting fees over a six-year term, $5,333 of which was paid during the year ended December 31, 2021. The software is cloud hosted for the entirety of the subscription term and the Company cannot take possession of the software. Accordingly, the Company determined that the subscription agreement represents a hosting arrangement that is a service contract. The Company amortizes the hosting costs on a straight-line basis over the agreement term.

Facility Leases

The Company’s lease agreements include leasehold improvement incentives as well as escalation clauses. The Company records rent expense on a straight-line basis over the lease term.

The Company has several noncancelable operating leases, primarily for office space, with various expiration dates through April 2027. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance.

The Company recorded rent expense of $2,665 and $2,452 for the years ended December 31, 2021 and 2020, respectively.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

12. Commitments and Contingencies (cont.)

The minimum aggregate future obligations under noncancelable operating leases as of December 31, 2021 were as follows:

Year ended December 31,
2022	$2,384
2023	2,695
2024	2,775
2025	2,859
2026	2,944
Thereafter	991
$14,648

The Company has three capital leases, one in Hanford, California for its main production facility, and two equipment leases.

The minimum aggregate future minimum lease payments under capital leases as of December 31, 2021 were as follows:

Years ended December 31,
2022	$2,574
2023	2,166
2024	1,757
2025	1,792
2026	1,840
Thereafter	1,864
$11,993

Legal Matters

The Company is, from time to time, subject to claims and disputes arising in the normal course of business. In the opinion of management, the outcome of any such claims and disputes cannot be predicted with certainty.

On December 23, 2021, a putative class action lawsuit alleging violations of the Securities Exchange Act of 1934 was filed in the United States District Court, Central District of California, against the Company and its current Chief Executive Officer, its current Chief Financial Officer, its current Chief Product and User Ecosystem Officer, as well as the CFO of Legacy FF, and the Co-CEOs of PSAC. On March 7, 2022, the court appointed co-lead plaintiffs and Co-Lead Counsel. Co-lead Plaintiffs filed an amended complaint on May 6, 2022. Defendants’ currently scheduled deadline to respond to the amended complaint is July 5, 2022. Thereafter, the defendants will have the opportunity to answer or file a motion to dismiss the lawsuit. The Company believes the suit is without merit and therefore intends to vigorously defend the suit. Given the early stages of the legal proceedings, it is not possible to predict the outcome of the claims.

On March 8 and March 21, 2022, putative derivative lawsuits alleging violations of the Securities Exchange Act of 1934 and various common law claims were filed in the United States District Court, Central District of California. Additionally, on April 11 and 25, 2022, putative derivative lawsuits alleging violations of the Securities Exchange Act of 1934 and various common law claims were filed in the United States District Court, District of Delaware. These lawsuits purport to assert claims on behalf of the Company against numerous current and former officers and directors of the Company. Given the early stages of the legal proceedings, it is not possible to predict the outcome of the claims.

As of December 31, 2021 and 2020, the Company had accrued contingent liabilities of $16,881 related to six legal matters and $6,025 related to four legal matters, respectively, for potential financial exposure primarily related to breach of contracts and employment matters which are deemed both probable of loss and reasonably estimable. As of December 31, 2021 and 2020, contingent liabilities of $16,881 and $5,025, respectively, were recorded in accrued expenses and other liabilities on the Company’s Consolidated Balance Sheets. As of December 31, 2020, non-current contingent liabilities of $1,000 were recorded in Other Liabilities, Less Current Portion on the Company’s Consolidated Balance Sheets.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

12. Commitments and Contingencies (cont.)

In July 2021, the Company settled a legal matter with a former employee for $2,850 in cash and issued stock options to purchase 847,800 shares of Class A Common Stock at an exercise price of $2.55 per share (“Settlement Options”) and a grant date fair value of $8,459. The Settlement Options vested 21 days after the Closing Date of the Business Combination. As part of the settlement agreement, no party admitted or acknowledged the existence of any liability or wrongdoing and all claims, including damages, were voluntarily dismissed. The Company accrued $5,000 related to this matter as of December 31, 2020 and upon reaching the settlement in June 2021, recorded an incremental loss of $6,309 in general and administrative expense in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021.

During year ended December 31, 2021, the Company recorded: (i) $7,584 related to an outstanding legal dispute for breach of a loan contract with the plaintiff seeking damages; (ii) $5,400 related to a legal dispute for breach of lease under which the Company was named a co-defendant in a civil action case with the plaintiff seeking damages including unpaid rent, future unpaid rent, unpaid expenses, and unpaid taxes related to the lease, which was settled in January 2022, pursuant to which the Company agreed to pay $1,800 in cash in January 2022 and an additional $3,400 plus 5% interest in October 2022; (iii) $1,672 related to an outstanding legal dispute for breach of service contract with the plaintiff seeking damages including late payments; and (iv) $1,200 related to an outstanding legal dispute for software infringement.

During the year ended December 31, 2020, the Company settled $2,500 of legal claims in cash. In addition, during the year ended December 31, 2020, the Company resolved a legal matter associated with a United States Department of Labor investigation without any additional fines or penalties, resulting in the reversal of accrued expenses of $2,255, which was recorded in general and administrative expense in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2020.

During the year ended December 31, 2020, the Company received a judicial decision relating to a dispute for unpaid vendor payments. The judicial decision obligated the Company to pay $6,082 to certain vendors. The Company recorded $6,082 in general and administrative expense in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2020 and recorded in accrued expenses and other current liabilities on the Consolidated Balance Sheet as of December 31, 2020.

13. Stockholders’ Equity (Deficit)

The number of authorized, issued and outstanding stock, as recast, were as follows:

	December 31, 2021
	Authorized Shares	Shares Issued	Shares to be Issued	Total Issued and to be Issued Shares
Preferred Stock	10,000,000	—	—	—
Class A Common Stock	750,000,000	168,693,323	89,152,130	257,845,453
Class B Common Stock	75,000,000	—	64,000,588	64,000,588
	835,000,000	168,693,323	153,152,718	321,846,041

	December 31, 2020
	Authorized Shares	Issued Shares	Shares to be Issued	Total Issued and to be Issued Shares
Preferred Stock, as recast	10,000,000	—	—	—
Class A Common Stock, as recast	750,000,000	93,099,596	—	93,099,596
Class B Common Stock, as recast	75,000,000	64,000,588	—	64,000,588
	835,000,000	157,100,184	—	157,100,184

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

13. Stockholder’s Equity (Deficit) (cont.)

Commitment to Issue Class A and Class B Common Stock

Former stockholders and noteholders of Legacy FF are required to submit a signed company share letter of transmittal or converting debt letter of transmittal along with a lock-up agreement to the Company’s transfer agent in order for shares of the Company to be issued in their name in exchange for their shares in, notes from, vendor trust or other supplier agreements with Legacy FF. As of December 31, 2021, the Company’s transfer agent has issued 168,693,323 legally outstanding shares. Until the holder of the right to receive shares of the Company’s Class A Common Stock is issued shares, that holder does not have any of the rights of a stockholder.

Since December 31, 2021 and through the issuance of these Consolidated Financial Statements, the Company issued 68,742,020 shares of Class A Common Stock and 64,000,588 shares of Class B Common Stock related to the commitment to issue shares.

Amendment to the Company’s Certificate of Incorporation

On the Closing Date of the Business Combination, the Company’s shareholders adopted the Company’s Second Amended and Restated Certificate of Incorporation. The amendment set forth the rights, privileges, and preferences of the Company’s Class A Common Stock and Class B Common Stock (collectively “Common Stock”). The amendment authorizes the issuance of 10,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Company’s Board of Directors. The Company’s Board of Directors are empowered, without stockholder approval, to issue the Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock; provided that any issuance of Preferred Stock with more than one vote per share will require the prior approval of the holders of a majority of the outstanding shares of Class B Common Stock.

Voting

The holders of Class A Common Stock and Class B Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders until the occurrence of a Qualifying Equity Market Capitalization, following which holders of Class B Common Stock shall be entitled to ten votes per share and shall continue to be entitled to ten votes per share regardless of whether the Qualifying Equity Market Capitalization shall continue to exist or not thereafter.

A “Qualifying Equity Market Capitalization” is defined as at the end of any 20 consecutive trading days, the Company has a volume weighted average total equity market capitalization of at least $20,000,000 as determined by multiplying the average closing sale price per share of Class A Common Stock on the NASDAQ at the time of determination by the then total number of issued shares of Class A Common Stock, Class B Common Stock and other shares of the Company.

Conversion

Shares of Class B Common Stock have the right to convert into shares of Class A Common Stock at any time at the rate of one share of Class A Common Stock for each share of Class B Common Stock. Class A Common Stock does not have the right to convert into Class B Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the shares of the Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them.

Conversion of Related Party Notes Payable and Notes Payable Prior to the Business Combination

On May 13, 2021, related party notes payable with aggregate principal amounts of $90,869 and accrued interest of $43,490 were converted into shares of Legacy FF convertible preferred stock and on July 21, 2021, the convertible preferred stock was converted into a commitment to issue 10,888,580 shares of Class A Common Stock upon the Closing of the Business Combination.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

13. Stockholder’s Equity (Deficit) (cont.)

Prior to the Business Combination, the Company converted: (i) related party notes payable with a principal amount of $130,479 and accrued interest of $29,958 into the commitment to issue 11,566,196 shares of Class A Common Stock; and (ii) notes payable with a principal balance of $75,100 and accrued interest of $23,275 into the commitment to issue 7,823,306 shares of Class A Common Stock.

Conversion of Liabilities as Part of the Business Combination

In conjunction with the closing of the Business Combination, the Company paid $139,557 in cash and committed to issue 24,464,994 shares of Class A Common Stock to settle liabilities of the Company and to compensate active and former employees, as further described in Note 3, Business Combination.

Conversion of Class B Preferred Stock

During 2020, 20,779,412 shares of the Legacy FF’s Class B Preferred Stock automatically converted into 20,779,412 shares of the Company’s Class A Common Stock at a conversion rate of one for one. Automatic conversion was triggered due to the transfer of the Class B Preferred Stock to another party under certain permitted circumstances and in accordance with the Company’s certificate of incorporation effective at that time.

Warrants

The number of outstanding warrants to purchase the Company’s Class A Common Stock as of December 31, 2021 were as follows:

	Number of Warrants	Exercise Price	Expiration Date
Public Warrants	22,977,568	$11.50	July 21, 2026
Private Warrants(1)	674,551	$11.50	July 21, 2026
Other warrants	4,544,258	$10.00	Various through August 10, 2028
Total	28,196,377

(1)	The Private Warrants are recorded in Other Liabilities, less Current Portion in the Consolidated Balance Sheet as of December 31, 2021.

14. Stock-Based Compensation

2021 SI Plan

In July 2021, the Company adopted the 2021 Stock Incentive Plan (“2021 SI Plan”). The 2021 SI Plan allows the Board of Directors to grant up to 49,573,570 incentive and nonqualified stock options, restricted shares, unrestricted shares, restricted share units, and other stock-based awards for the Company’s Class A Common Stock to employees, directors, and non-employees. The number of shares of Class A Common Stock available under the 2021 SI Plan will increase annually on the first day of each calendar year, beginning with the calendar year ending December 31, 2022, and continuing until (and including) the calendar year ending December 31, 2031. Annual increases are equal to the lesser of (i) 5 percent of the number of shares of Class A Common Stock issued and outstanding on December 31 of the immediately preceding fiscal year and (ii) an amount determined by the Board of Directors. As of the effective date of the 2021 SI Plan, no further stock awards have been or will be granted under the EI Plan or STI Plan. As of December 31, 2021, there were no awards issued under the 2021 SI Plan.

As of December 31, 2021, the Company had 49,573,570 shares of Class A Common Stock available for future issuance under the 2021 SI Plan.

EI Plan

On February 1, 2018, the Board of Directors adopted the Equity Incentive Plan (“EI Plan”), under which the Board of Directors authorized the grant of up to 42,390,000 incentive and nonqualified stock options, restricted stock, unrestricted stock, restricted stock units, and other stock-based awards for Legacy FF’s Class A Ordinary Stock to employees, directors and non-employees.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

14. Stock-Based Compensation (cont.)

On the Closing Date and in connection with the Business Combination, each of the Legacy FF’s outstanding options under the EI Plan immediately prior to the closing of the Business Combination remained outstanding and converted into the right to purchase the Company’s Class A Common Stock based on the Exchange Ratio.

A summary of the Company’s stock option activity under the EI Plan is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	30,402,801	$2.45	8.75	$885
Granted	5,287,031	4.74
Exercised	(2,757,671)	2.30		7,740
Expired/forfeited	(969,240)	3.65
Outstanding as of December 31, 2021	31,962,921	$2.81	7.77	$86,075

Exercisable as of December 31, 2021	14,777,334	$2.51	6.93	$41,622
Vested and expected to vest as of December 31, 2021	26,660,149	$2.73	7.59	$72,705

The weighted-average assumptions used in the Black-Scholes option pricing model for awards granted during the twelve months ended December 31, 2021 and 2020 are as follows:

	2021	2020
Risk-free interest rate:	0.79%	0.45%
Expected term (in years):	6.05	6.13
Expected volatility:	42.10%	37.25%
Dividend yield:	0.00%	0.00%

The total grant date fair value of options vested during the years ended December 31, 2021 and 2020 was $7,016 and $4,953, respectively.

As of December 31, 2021, the total remaining stock-based compensation expense for unvested stock options was $13,679 which is expected to be recognized over a weighted average period of 3.0 years.

STI Plan

On May 2, 2019, the Company adopted its Special Talent Incentive Plan (“STI Plan”) under which the Board of Directors may grant up to 14,130,000 incentive and nonqualified stock options, restricted shares, unrestricted shares, restricted share units, and other stock-based awards for Legacy FF’s Class A Ordinary Stock to employees, directors, and non-employees.

The STI Plan does not specify a limit on the number of stock options that can be issued under the plan. Per the terms of the STI Plan the Company must reserve and keep available a sufficient number of shares to satisfy the requirements of the STI Plan.

On January 27, 2021, in conjunction with entering into a service agreement with its lessor of the facility located in Hanford, California, the Company issued 399,553 fully-vested options with an exercise price of $2.767 per share. In the event that the intrinsic value of the option is less than the accrued outstanding rent payments of $947 upon close of the Business Combination, the Company will pay the lessor the difference in a single cash payment, otherwise, the accrued outstanding rent will be deemed paid. Upon close of the Business Combination, the intrinsic value of the option was more than the accrued outstanding rent payments and therefore the accrued outstanding rent was deemed paid.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

14. Stock-Based Compensation (cont.)

On the Closing Date and in connection with the Business Combination, each of the Company’s outstanding options under the STI Plan immediately prior to the closing of the Business Combination remained outstanding and converted into the right to purchase Class A Common Stock equal to the number of shares subject to such option multiplied by the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option divided by the Exchange Ratio.

A summary of the Company’s stock option activity under the STI Plan is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	6,490,208	$2.49	9.26	$1,174
Granted	5,516,399	7.82
Exercised	(1,630,925)	2.54		8,807
Expired/Forfeited	(848,955)	2.68
Outstanding as of December 31, 2021	9,526,727	$5.55	8.01	$13,905

Exercisable as of December 31, 2021	3,637,954	$2.95	6.24	$9,364
Vested and expected to vest as of December 31, 2021	7,608,158	$4.81	7.68	$13,896

The Company has elected to use the contractual term of non-employee options awarded under the STI Plan as the expected term. The weighted-average assumptions used in the Black-Scholes option pricing model for awards granted during the year ended December 31, 2021 and 2020 are as follows:

	2021	2020
Risk-free interest rate:	1.39%	0.59%
Expected term (in years):	9.06	10
Expected volatility:	35.86%	38.42%
Dividend yield:	0.00%	0.00%

The total grant date fair value of options vested during the years ended December 31, 2021 and 2020 was $3,106 and $6,860, respectively.

As of December 31, 2021, the total remaining stock-based compensation expense for unvested stock options was $7,600, which is expected to be recognized over a weighted average period of approximately 3.9 years.

Common Units of FF Global Partners LLC

During 2020, certain executives and employees of the Company were granted the opportunity to subscribe to 24,000,000 common units of FF Global Partners LLC (“FF Global Partners”). The subscription price of $0.50 per common unit, payable by the executives and employees of the Company, was financed through non-recourse loans issued by FF Global Partners payable in equal annual installments over ten years. The common units to be purchased with a non-recourse loan are required to be treated for accounting purposes as stock options granted by FF Global Partners to executives and employees of the Legacy FF. The awards were valued using the Black-Scholes option pricing model. The grant date fair value of the units purchased through non-recourse loans was immaterial for the year ended December 31, 2021 and 2020.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

14. Stock-Based Compensation (cont.)

The following table presents stock-based compensation expense for all of the Company’s SI Plan, EI Plan, STI Plan and Common Units of FF Global Partners LLC included in each respective expense category in the Consolidated Statements of Operations and Other Comprehensive Loss for the years ended December 31:

	2021	2020
Research and development	$4,001	$941
Sales and marketing	1,185	387
General and administrative	6,159	8,177
	$11,345	$9,505

On July 21, 2021, in connection with the Closing of the Business Combination, the Company issued 1,404,459 restricted stock awards with a grant date fair value of $13.78 per share as a bonus to employees and other service providers. The restricted stock awards vest 90 days from the grant date. As of December 31, 2021, 53,489 of these restricted stock awards had been forfeited.

The following table presents stock-based compensation expense included in each respective expense category in the Consolidated Statements of Operations and Other Comprehensive Loss for the years ended December 31:

Restricted stock awards for employee bonus, net	2021	2020
Research and development	$7,613	$—
Sales and marketing	2,310	—
General and administrative	8,694	—
	$18,617	$—

15. Income Taxes

The provision for income tax consisted of the following:

	2021	2020
Current:
Federal	$—	$—
State	3	3
Foreign	237	—
Total current	240	3

Deferred:
Federal	(48,017)	(11,456)
State	(49,894)	—
Foreign	(9,956)	(2,044)
Valuation allowance	107,867	13,500
Total deferred	—	—
Total provision	$240	$3

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

15. Income Taxes (cont.)

The components of losses before income taxes, by taxing jurisdiction, were as follows for the years ended December 31:

	2021	2020
U.S.	$(408,520)	$(79,605)
Foreign	(107,745)	(67,480)
Total	$(516,265)	$(147,085)

The provision for income taxes for the years ended December 31, differs from the amount computed by applying the statutory federal corporate income tax rate of 21% to losses before income taxes as a result of the following:

	2021	2020
Federal income tax expense	21.0%	21.0%
State income taxes (net of federal benefit)	3.8%	0.0%
Permanent differences	(0.1)%	(1.3)%
Fair value debt adjustments	(4.5)%	(0.6)%
Disallowed interest	(0.4)%	(2.7)%
Foreign tax rate difference	(0.2)%	(6.7)%
Return-to-provision adjustment	(3.1)%	0.4%
Uncertain tax benefit	(0.4)%	—
Expiration of tax attributes	(1.7)%	(1.0)%
State tax rate change on deferred taxes	6.4%	—
Valuation allowance	(20.8)%	(9.1)%
Effective tax rate	0.0%	0.0%

The main changes in permanent differences related to fair value adjustments on convertible related party notes payable and notes payable and disallowed interest expense due to embedded features. The main changes in foreign tax rate difference and valuation allowance related to higher foreign losses incurred in 2021.

The tax effects of temporary differences for the years ended December 31, that give rise to significant portions of the deferred tax assets and deferred tax liabilities are provided below:

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

15. Income Taxes (cont.)

	2021	2020
Deferred Tax Assets:
Net operating losses (“NOL”)	$225,339	$123,633
Research and development credits	4,240	7,921
Accrued liabilities	16,258	7,564
Construction in progress	—	3,061
Excess interest expense under section 163(j)	5,018	3,670
Capital losses	3,420	2,407
Amortization	12,176	—
Stock-based compensation	187	428
Other	1,714	296
Gross deferred tax assets	268,352	148,980
Valuation allowance	(256,413)	(148,546)
Deferred tax assets, net of valuation allowance	11,939	434
Deferred Tax Liabilities:
Depreciation	(573)	454
State taxes	(11,366)	(888)
Total deferred tax liabilities	(11,939)	(434)
Total net deferred tax assets (liabilities)	$—	$—

The Company has recognized a full valuation allowance as of December 31, 2021 and 2020 since, in the judgment of management given the Company’s history of losses, the realization of these deferred tax assets was not considered more likely than not. The valuation allowance was $256,413 and $148,546 as of December 31, 2021 and 2020, respectively, with increases attributable to the current year’s provision. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. During 2021 and 2020, the Company evaluated the realizability of its net deferred tax assets based on available positive and negative evidence and concluded that the likelihood of realization of the benefits associated with its net deferred tax assets does not reach the level of more likely than not due to the Company’s history of cumulative pre-tax losses and risks associated with the generation of future income given the current stage of the Company’s business.

As of December 31, 2021, the Company has U.S. federal and foreign net operating loss carryforwards of $718,798 and $113,019, respectively, which will begin to expire in 2034 and 2022, respectively. The U.S. federal net operating loss carryforwards of $638,270 generated post the Tax Cuts and Jobs Act may be carried forward indefinitely, subject to the 80% taxable income limitation on the utilization of the carryforwards. The U.S. federal net operating loss carryforwards of $80,528 generated prior to December 31, 2018 may be carried forward for twenty years. As of December 31, 2021, the Company has California net operating loss carryforwards of $518,073, which will begin to expire in 2034.

The Company has no U.S. federal R&D tax credit carryforwards and a state R&D tax credit carryforward of $4,230 as of December 31, 2021. The U.S. state tax credits do not expire and can be carried forward indefinitely.

In accordance with Internal Revenue Code Section 382 (“Section 382”) and Section 383 (“Section 383”), a corporation that undergoes an “ownership change” (generally defined as a cumulative change (by value) of more than 50% in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs and R&D tax credits to offset post-change taxable income and post-change tax liabilities, respectively. The Company’s existing NOLs and R&D credits may be subject to limitations arising from previous ownership changes, and the ability to utilize NOLs could be further limited by Section 382 and Section 383 of the Code. In addition, future changes in the Company’s stock ownership, some of which may be outside of the Company’s control, could result in an ownership change under Section 382 and Section 383 of the Code.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

15. Income Taxes (cont.)

The Company’s intention is to indefinitely reinvest earnings in all jurisdictions outside the United States. As of December 31, 2021 and 2020, there was no material cumulative earnings outside the United States due to net operating losses and the Company has no earnings and profits in any jurisdiction, that if distributed, would give rise to a material unrecorded liability.

The Company is subject to taxation and files income tax returns with the U.S. federal government, California and China. As of December 31, 2021, the 2017 through 2021 federal returns and 2017 through 2021 state returns are open to exam. The Company’s 2017 and 2018 federal returns are currently under audit by the Internal Revenue Service (“IRS”). The Company is not under any tax audits on its China tax returns. All of the prior year tax returns, from 2016 through 2021, are open under China tax law.

Uncertain Income Tax Position

The aggregate change in the balance of unrecognized tax benefits for the years ended December 31, is as follows:

	2021	2020
Beginning balance	$2,666	$2,598
Increase related to current year tax positions	2,331	68
Ending balance	$4,997	$2,666

In accordance with ASC 740-10, Income Taxes — Overall, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. No interest and penalties related to the Company’s unrecognized tax benefits was accrued as of December 31, 2021 and 2020, as the uncertain tax benefit only reduced the net operating losses. The Company does not expect its uncertain income tax positions to have a material impact on its consolidated financial statements within the next twelve months. As of December 31, 2021 and 2020, the realization of uncertain tax positions were not expected to impact the effective rate due to a full valuation allowance on federal and state deferred taxes.

The following table summarizes the valuation allowance:

	2021	2020
Beginning balance	$148,546	$135,046
Increase related to current year tax positions	107,867	13,500
Ending balance	$256,413	$148,546

16. Net Loss per Share

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing net loss attributable to common stockholders by the weighted-average number of shares issued and shares to be issued under the commitment to issue shares, as these shares are issuable for no consideration.

Diluted net loss per share attributable to common stockholders adjusts the basic net loss per share attributable to common stockholders and the weighted-average number of shares issued and shares to be issued under the commitment to issue shares for potentially dilutive instruments.

For purposes of presentation of basic and diluted net loss per share, the Company includes shares to be issued in the denominator in accordance with ASC 710-10-54-4 and ASC 260-10-45-48 as if they had been issued on the date of the merger, as such shares are non-contingent and are issuable for no consideration (see Note 3, Business Combination).

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

16. Net Loss per Share (cont.)

The net loss per common share was the same for the Class A and Class B Common Stock because they are entitled to the same liquidation and dividend rights and are therefore combined on the Consolidated Statements of Operations and Comprehensive Loss.

Because the Company reported net losses for all periods presented, all potentially dilutive Common Stock equivalents were determined to be antidilutive for those periods and have been excluded from the calculation of net loss per share.

The following table presents the number of anti-dilutive shares excluded from the calculation of diluted net loss per share as of December 31:

	2021	2020
Stock-based compensation awards – EI Plan	31,962,921	30,402,801
Stock-based compensation awards – STI Plan	9,526,727	6,490,208
Public Warrants	22,977,568	—
Private Warrants	674,551	—
Other warrants	4,544,258	272,730
Convertible notes payable	9,009,210	—
Total	78,695,235	37,165,739

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

17. Subsequent Events

Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the Consolidated Financial Statements.

Special Committee Investigation

As previously disclosed on November 15, 2021, the Company’s Board established a special committee of independent directors (“Special Committee”) to investigate allegations of inaccurate Company disclosures, including those made in an October 2021 short seller report and whistleblower allegations, which resulted in the Company being unable to timely file its third quarter 2021 Quarterly Report on Form 10-Q, Annual Report on Form 10-K for the year ended December 31, 2021 and amended Registration Statement on Form S-1 (File No. 333-258993). The Special Committee engaged outside independent legal counsel and a forensic accounting firm to assist with its review. On February 1, 2022, the Company announced that the Special Committee completed its review. On April 14, 2022, the Company announced the completion of additional investigative work based on the Special Committee’s findings, which were performed under the direction of the Executive Chairperson, reporting to the Audit Committee. In connection with the Special Committee’s review and subsequent investigative work, the following findings were made:

●	In connection with the Business Combination, statements made by certain Company employees to certain investors describing the role of Yueting (“YT”) Jia, the Company’s founder and former CEO, within the Company were inaccurate, and his involvement in the management of the Company post-Business Combination was more significant than what had been represented to certain investors.

●	The Company’s statements leading up to the Business Combination that it had received more than 14,000 reservations for the FF 91 vehicle were potentially misleading because only several hundred of those reservations were paid, while the others (totaling 14,000) were unpaid indications of interest.

●	Consistent with the Company’s previous public disclosures regarding identified material weaknesses in its internal control over financial reporting, the Company’s internal control over financial reporting requires an upgrade in personnel and systems.

●	The Company’s corporate culture failed to sufficiently prioritize compliance.

●	Mr. Jia’s role as an intermediary in leasing certain properties which were subsequently leased to the Company was not disclosed in the Company’s corporate housing disclosures.

●	In preparing the Company’s related party transaction disclosures, the Company failed to investigate and identify the sources of loans received from individuals and entities associated with Company employees.

In addition, certain individuals failed to fully disclose to individuals involved in the preparation of the Company’s SEC filings their relationships with certain related parties and affiliated entities in connection with, and following, the Business Combination, and failed to fully disclose relevant information, including but not limited to, information in connection with related parties and corporate governance to the Company’s independent registered public accounting firm PricewaterhouseCoopers LLP. Further, certain individuals failed to cooperate and withheld potentially relevant information in connection with the Special Committee investigation.

Based on the results of the investigation, the Special Committee concluded that, except as described above, other substantive allegations of inaccurate FF disclosures that it evaluated, were not supported by the evidence reviewed.

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

17. Subsequent Events (cont.)

Based on the results of the Special Committee investigation and subsequent investigative work described above, the Board approved the following remedial actions:

●	certain remedial actions designed to enhance oversight and corporate governance of the Company, namely the following:

●	the appointment of Susan Swenson, a member of the Board, to the newly created position of Executive Chairperson of FF;

●	Dr. Carsten Breitfeld, FF’s Chief Executive Officer, reporting directly to Ms. Swenson and receiving a 25% annual base salary reduction;

●	the removal of Mr. Jia as an executive officer, although continuing in his position as Chief Product & User Ecosystem Officer of the Company and reporting directly to the Executive Chairperson, receiving a 25% annual base salary reduction, and his role limited to focusing on (a) Product and Mobility Ecosystem and (b) Internet, Artificial Intelligence, and Advanced R&D technology;

●	Matthias Aydt, Senior Vice President, Business Development and Product Definition and a director of the Company, being placed on probation as an executive officer for a six-month period, during which period he will remain as a non-independent member of the Board;

●	the appointment of Jordan Vogel as Lead Independent Director; certain changes to the composition of Board committees, including Brian Krolicki stepping down from his role as Chairman of the Board and Chair of the Nominating and Corporate Governance Committee and becoming a member of the Audit and Compensation Committees of the Board; Jordan Vogel stepping down from the Nominating and Corporate Governance Committee; and Scott Vogel becoming the Chair of the Audit Committee and the Nominating and Corporate Governance Committee of the Board; and

●	the suspension without pay of Jiawei (“Jerry”) Wang, the Company’s former Vice President, Global Capital Markets, who subsequently notified the Board of his decision to resign from FF on April 10, 2022;

●	the assessment and enhancement of FF’s policies and procedures regarding financial accounting and reporting and the upgrading of FF’s internal control over financial accounting and reporting, including by hiring additional financial reporting and accounting support, in each case at the direction of the Audit Committee;

●	the implementation of enhanced controls around FF’s contracting and related party transactions, including regular attestations by FF’s employees with authority to bind FF to contracts and related party transactions, for purposes of enabling FF to make complete and accurate disclosures regarding related party transactions;

●	the hiring of a Chief Compliance Officer, who reports on a dotted line to the Chair of the Audit Committee, and assessing and enhancing FF’s compliance policies and procedures;

●	the implementation of a comprehensive training program for all directors and officers regarding, among other things, internal FF policies;

●	the separation of Jarret Johnson, FF’s Vice President, General Counsel and Secretary; and

●	certain other disciplinary actions and terminations of employment with respect to other FF employees (none of whom is an executive officer).

Faraday Future Intelligent Electric Inc.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except share and per share data)

17. Subsequent Events (cont.)

SEC Investigation

Subsequent to the Company announcing the completion of the Special Committee investigation on February 1, 2022, the Company, certain members of the management team and employees of the Company received a notice of preservation and subpoena from the staff of the SEC stating that the SEC had commenced a formal investigation relating to the matters that were the subject of the Special Committee investigation. The Company, which had previously voluntarily contacted the SEC in connection with the Special Committee investigation in October 2021, is cooperating fully with the SEC’s investigation. The outcome of such an investigation is difficult to predict. The Company has incurred, and may continue to incur, significant expenses related to legal and other professional services in connection with the SEC investigation. At this stage, The Company is unable to assess whether any material loss or adverse effect is reasonably possible as a result of the SEC’s investigation or estimate the range of any potential loss.

Settlement of the Hans litigation

In January 2022, the Company settled an outstanding legal dispute for breach of lease under which the Company was named a co-defendant in a civil action case with the plaintiff seeking damages including unpaid rent, future unpaid rent, unpaid expenses, and unpaid taxes related to the lease. Under the terms of the agreement, the Company paid $1,800 in cash in January 2022 and agreed to pay an additional $3,400 plus 5% interest in October 2022.

Issuance of Options under the 2021 SI Plan

In January 2022, the Company awarded 3,646,557 stock options to employees and nonemployees under the 2021 SI Plan with an exercise price of $5.32 per share.

Beverly Hills, California Flagship Store Lease

In February 2022, the Company signed a Retail Lease Agreement with B. H. Triangle Associates, L.P., a California limited partnership (“Landlord”) for an approximately 13,000 square feet property in Beverly Hills, California for its first flagship store. The lease will commence on the earlier of the substantial completion of the Company’s leasehold improvements and June 1, 2022, and will continue for a period of 126 months thereafter. According to the agreement, rent fees will escalate over the lease term, starting from $1,534 during the first 12 months of the lease and increasing by 3% each 12 months thereafter. The Company has two consecutive options to extend the lease beyond its initial term for five additional years each by giving the Landlord not less than nine months prior notice. Rent fees during extension periods will be determined according to the fair value mechanism agreed upon between the parties. The lease agreement was effective on March 16, 2022. As part of the agreement, the Company is allowed tenant improvements in the amount of $1,030 by the Landlord. In connection with the lease agreement, on March 4, 2022, the Company obtained an unconditional and irrevocable letter of credit from East West Bank in the amount of $1,500. The letter of credit expires on March 4, 2023, and is renewed automatically for successive one-year periods, unless earlier terminated by the Company.

South Korea Contract Manufacturing Agreement

In February 2022, the Company entered into a definitive contract manufacturing and supply agreement with Myoung Shin Co., Ltd. (“Myoung Shin”), a South Korea-based automotive manufacturer and parts supplier, to manufacture the Company’s second vehicle, the FF 81. The agreement has an initial term of nine years from the start of production of the FF 81, which is scheduled for 2024. Pursuant to the agreement, Myoung Shin shall maintain sufficient manufacturing capabilities and capacity to supply FF 81 vehicles to the Company in accordance with the Company’s forecasts and purchase orders. The Company and Myoung Shin will each manufacture and supply certain FF 81 parts that Myoung Shin will use in the manufacture and assembly of FF 81 vehicles.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following is an estimate of the expenses (all of which are to be paid by the registrant) that we may incur in connection with the securities being registered hereby.

	Amount
SEC registration fee	$2,556.81
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*
Total	$2,556.81	*

*	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be defined at this time.

We will bear all costs, expenses and fees in connection with the registration of the securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Stockholder, however, will bear all underwriting commissions and discounts, if any, attributable to their sale of the securities. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)	(1)	To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. For indemnification with respect to any act or omission occurring after December 31, 2020, references to “officer” for purposes of these paragraphs (c)(1) and (2) of this section shall mean only a person who at the time of such act or omission is deemed to have consented to service by the delivery of process to the registered agent of the corporation pursuant to § 3114(b) of Title 10 (for purposes of this sentence only, treating residents of this State as if they were nonresidents to apply § 3114(b) of Title 10 to this sentence).

(2)	The corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein.

(d)	Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)	Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)	The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)	A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)	For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)	For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)	The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)	The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Section 7.01 of the Amended and Restated Charter provides:

“To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with future directors and executive officers.

Item 15. Recent Sales of Unregistered Securities.

The Founder Shares, the Private Warrants and the shares of Class A Common Stock issued pursuant to the Subscription Agreements in connection with the Private Placement, were not registered under the Securities Act, and were issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering without any form of general solicitation or general advertising.

Item 16. Exhibits.

Exhibit No.	Description of Exhibits	Incorporation by Reference
2.1+	Agreement and Plan of Merger, dated as of January 27, 2021, by and among Property Solutions Acquisition Corp., PSAC Merger Sub Ltd., and FF Intelligent Mobility Global Holdings Ltd.	Annex A to Amendment No. 3 to Registration Statement on Form S-4 filed on June 23, 2021
2.2	First Amendment to Agreement and Plan of Merger, dated as of February 25, 2021, by and among Property Solutions Acquisition Corp., PSAC Merger Sub Ltd., and FF Intelligent Mobility Global Holdings Ltd.	Exhibit 2.2 to Registration Statement on Form S-4 filed on April 5, 2021
2.3	Second Amendment to Agreement and Plan of Merger, dated as of May 3, 2021, by and among Property Solutions Acquisition Corp., PSAC Merger Sub Ltd., and FF Intelligent Mobility Global Holdings Ltd.	Exhibit 2.3 to Amendment No. 1 to Registration Statement on Form S-4 filed on June 1, 2021
2.4	Third Amendment to Agreement and Plan of Merger, dated as of June 14, 2021, by and among Property Solutions Acquisition Corp., PSAC Merger Sub Ltd., and FF Intelligent Mobility Global Holdings Ltd.	Exhibit 2.4 to Amendment No. 3 to Registration Statement on Form S-4 filed on June 23, 2021
2.5	Fourth Amendment to Agreement and Plan of Merger, dated as of July 12, 2021, by and among Property Solutions Acquisition Corp., PSAC Merger Sub Ltd., and FF Intelligent Mobility Global Holdings Ltd.	Exhibit 2.5 to the Current Report on Form 8-K filed on July 22, 2021.
3.1	Second Amended and Restated Certificate of Incorporation of the Company	Exhibit 3.1 to the Current Report on Form 8-K filed on July 22, 2021.
3.2*	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company, dated as of November 22, 2022
3.3	Amended and Restated Bylaws of the Company	Exhibit 3.2 to the Annual Report on Form 10-K filed May 13, 2022.
4.1	Specimen Common Stock Certificate	Exhibit 4.2 to Registration Statement on Form S-4 filed on April 5, 2021
4.2	Specimen Warrant Certificate	Exhibit 4.3 to Registration Statement on Form S-4 filed on April 5, 2021
4.3	Warrant Agreement between Continental Stock Transfer & Trust Company and the Company	Exhibit 4.5 to Registration Statement on Form S-4 filed on April 5, 2021
4.4	Form of Common Stock Purchase Warrant (under Securities Purchase Agreement, dated as of August 14, 2022)	Exhibit 4.1 to the Current Report on Form 8-K filed August 15, 2022
4.5	Form of Common Stock Purchase Warrant (under Amendment No. 1 to the Securities Purchase Agreement and Convertible Senior Secured Promissory Notes, dated as of September 23, 2022)	Exhibit 4.1 to the Current Report on Form 8-K filed September 26, 2022
4.6	Form of Adjustment Warrant (under Amendment No. 1 to Securities Purchase Agreement and Convertible Senior Secured Promissory Notes, dated as of September 23, 2022)	Exhibit 4.2 to the Current Report on Form 8-K filed September 26, 2022
5.1*	Opinion of Sidley Austin LLP
10.1	Amended and Restated Registration Rights Agreement between the Company and certain holders identified therein	Exhibit 10.1 to the Current Report on Form 8-K filed on July 22, 2021.
10.2	Form of Subscription Agreement between the Company and the subscribers party thereto	Exhibit 10.10 to Registration Statement on Form S-4 filed on April 5, 2021
10.3	Shareholder Agreement between the Company and certain holders identified therein.	Exhibit 10.3 to the Current Report on Form 8-K filed on July 22, 2021

10.4	Form of Support Agreement between FF Intelligent Mobility Global Holdings Ltd. and FF Top Holding Limited.	Exhibit 10.12 to Registration Statement on Form S-4 filed on April 5, 2021
10.5	Form of Support Agreement between FF Intelligent Mobility Global Holdings Ltd. and Season Smart Limited.	Exhibit 10.13 to Registration Statement on Form S-4 filed on April 5, 2021
10.6	Form of Support Agreement between FF Intelligent Mobility Global Holdings Ltd. and Founding Future Creditors Trust.	Exhibit 10.14 to Registration Statement on Form S-4 filed on April 5, 2021
10.7	Sponsor Support Agreement between Property Solutions Acquisition Corp. and Property Solutions Acquisition Sponsor, LLC	Exhibit 10.15 to Registration Statement on Form S-4 filed on April 5, 2021
10.8	Form of Lock-up Agreement between the Company and certain stockholders party thereto.	Exhibit 10.16 to Registration Statement on Form S-4 filed on April 5, 2021
10.9	Form of Lock-up Agreement between the Company and Property Solutions Acquisition Sponsor, LLC.	Exhibit 10.17 to Registration Statement on Form S-4 filed on April 5, 2021
10.10#	Faraday Future Intelligent Electric Inc. 2021 Stock Incentive Plan	Exhibit 10.10 to the Current Report on Form 8-K filed on July 22, 2021.
10.11	Second Amended and Restated Note Purchase Agreement, dated as of October 9, 2020 among Faraday&Future Inc., FF Inc., Faraday SPE, LLC, and Robin Prop Holdco LLC, as Issuers, the Guarantors party thereto, Birch Lake Fund Management, LP, as Collateral Agent for the benefit of the Secured Parties, U.S. Bank National Association, as Notes Agent for the Purchasers and the Purchasers Party Thereto	Exhibit 10.19 to Registration Statement on Form S-4 filed on April 5, 2021
10.12	First Amendment and Waiver to Second Amended and Restated Note Purchase Agreement, dated as of January 13, 2021 among Faraday&Future Inc., FF Inc., Faraday SPE, LLC, and Robin Prop Holdco LLC, as Issuers, the Guarantors Party Thereto, Birch Lake Fund Management, LP, as Collateral Agent for the benefit of the Secured Parties, U.S. Bank National Association, as Notes Agent for the Purchasers and the Purchasers party thereto	Exhibit 10.20 to Registration Statement on Form S-4 filed on April 5, 2021
10.13	Second Amendment and Waiver to Second Amended and Restated Note Purchase Agreement, dated as of March 1, 2021 among Faraday&Future Inc., FF Inc., Faraday SPE, LLC, and Robin Prop Holdco LLC, as Issuers, the Guarantors party thereto, Birch Lake Fund Management, LP, as Collateral Agent for the benefit of the Secured Parties, U.S. Bank National Association, as Notes Agent for the Purchasers and the Purchasers party thereto	Exhibit 10.21 to Registration Statement on Form S-4 filed on April 5, 2021
10.14	Ares Capital Corporation Priority Last Out Secured Promissory Note by Faraday&Future Inc., FF Inc., Faraday SPE, LLC	Exhibit 10.22 to Registration Statement on Form S-4 filed on April 5, 2021
10.15	Ares Centre Street Partnership Priority Last Out Secured Promissory Note by Faraday&Future Inc., FF Inc., Faraday SPE, LLC	Exhibit 10.23 to Registration Statement on Form S-4 filed on April 5, 2021
10.16	Ares Credit Strategies Priority Last Out Secured Promissory Note by Faraday&Future Inc., FF Inc., Faraday SPE, LLC	Exhibit 10.24 to Registration Statement on Form S-4 filed on April 5, 2021
10.17	Ares Direct Finance I LP Priority Last Out Secured Promissory Note by Faraday&Future Inc., FF Inc., Faraday SPE, LLC	Exhibit 10.25 to Registration Statement on Form S-4 filed on April 5, 2021
10.18#	Offer Letter dated October 10, 2018 between Tin Mok and Faraday&Future Inc.	Exhibit 10.29 to Registration Statement on Form S-4 filed on April 5, 2021
10.19#	Sign On Bonus Addendum Letter dated March 26, 2019 between Chui Tin Mok and Faraday&Future Inc.	Exhibit 10.30 to Registration Statement on Form S-4 filed on April 5, 2021
10.20#	Sign On Bonus Addendum Letter dated March 11, 2018 between Chui Tin Mok and Faraday&Future Inc.	Exhibit 10.31 to Registration Statement on Form S-4 filed on April 5, 2021

10.21#	Smart King Ltd. Equity Incentive Plan, as Adopted on February 1, 2018, as Amended and Restated Effective February 1, 2018	Exhibit 10.32 to Registration Statement on Form S-4 filed on April 5, 2021
10.22#	Form of Smart King Ltd. Equity Incentive Plan Option Award Agreement (United States)	Exhibit 10.33 to Registration Statement on Form S-4 filed on April 5, 2021
10.23#	Form of Smart King Ltd. Equity Incentive Plan Option Award Agreement (China)	Exhibit 10.34 to Registration Statement on Form S-4 filed on April 5, 2021
10.24#	Smart King Ltd. Special Talent Incentive Plan, as Adopted on May 2, 2019, as Amended on July 26, 2020	Exhibit 10.35 to Registration Statement on Form S-4 filed on April 5, 2021
10.25#	Form of Smart King Ltd. Special Talent Incentive Plan Share Option Agreement (Individual)	Exhibit 10.36 to Registration Statement on Form S-4 filed on April 5, 2021
10.26#	Form of Smart King Ltd. Special Talent Incentive Plan Share Option Agreement (Entity)	Exhibit 10.37 to Registration Statement on Form S-4 filed on April 5, 2021
10.27#	Form of Amended and Restated Employment Agreement by and among Faraday Future Intelligent Electric Inc., Faraday&Future Inc. and Dr. Carsten Breitfeld	Exhibit 10.38 to Registration Statement on Form S-4 filed on April 5, 2021
10.28#	Form of Director and Officer Indemnification Agreement by and between the Company and its directors and officers	Exhibit 10.32 to the Current Report on Form 8-K filed on July 22, 2021
10.29#	First Amendment to Employment Agreement by and among Faraday Future Intelligent Electric Inc., Faraday&Future Inc. and Carsten Breitfeld dated January 31, 2022.	Exhibit 10.35 to the Annual Report on Form 10-K filed on May 13, 2022
10.30#	Second Amendment to Amended and Restated Employment Agreement by and among Faraday Future Intelligent Electric Inc., Faraday&Future Inc. and Carsten Breitfeld dated September 3, 2022.	Exhibit 10.1 to the Current Report on Form 8-K filed on September 6, 2022
10.31#	Management Services Agreement, dated as of February 23, 2022, by and between Faraday Future Intelligent Electric Inc. and AP Services, LLC	Exhibit 10.1 to the Current Report on Form 8-K filed on March 2, 2022
10.32+^	Contract Manufacturing and Supply Agreement by and between Faraday&Future Inc. and Myoung Shin Co., Ltd. dated February 4, 2022	Exhibit 10.31 to Amendment No. 3 to Registration Statement on Form S-1 filed on August 30, 2022
10.33+	FF Global Partners LLC Second Amended and Restated Limited Liability Company Agreement dated as of May 16, 2022	Exhibit 10.32 to Amendment No. 2 to Registration Statement on Form S-1 filed on August 30, 2022
10.34	Amendment letter agreement, dated as of July 26, 2022, among Faraday Future Intelligent Electric Inc., FF Aventuras SPV XI, LLC, FF Adventures SPV XVIII LLC, FF Ventures SPV IX LLC and FF Venturas SPV X LLC.	Exhibit 10.1 to the Current Report on Form 8-K filed on August 2, 2022
10.35^	Securities Purchase Agreement, dated as of August 14, 2022, among Faraday Future Intelligent Electric Inc., FF Simplicity Ventures LLC and the purchasers from time to time party thereto.	Exhibit 10.1 to the Current Report on Form 8-K filed August 15, 2022
10.36	Form of Convertible Senior Secured Promissory Note (under Securities Purchase Agreement, dated as of August 14, 2022)	Exhibit 10.2 to the Current Report on Form 8-K filed August 15, 2022
10.37+	Amendment No. 1 to Securities Purchase Agreement and Convertible Senior Secured Promissory Notes, dated as of September 23, 2022, by and among Faraday Future Intelligent Electric Inc, the credit parties from time to time party thereto, the financial institutions or other entities from time to time party thereto and FF Simplicity Ventures LLC, as administrative and collateral agent	Exhibit 10.3 to the Current Report on Form 8-K filed September 26, 2022
10.38	Form of Convertible Senior Secured Promissory Note (under Amendment No. 1 to Securities Purchase Agreement and Convertible Senior Secured Promissory Notes, dated as of September 23, 2022).	Exhibit 10.4 to the Current Report on Form 8-K filed September 26, 2022

10.39	Joinder and Amendment Agreement, dated as of September 25, 2022, by and among Senyun International Ltd., FF Simplicity Ventures LLC, RAAJJ Trading LLC and Faraday Future Intelligent Electric Inc.	Exhibit 10.5 to the Current Report on Form 8-K filed September 26, 2022
10.40	Warrant Exercise Agreement, dated as of September 23, 2022, among Faraday Future Intelligent Electric Inc. and the investors listed on the signature pages thereto	Exhibit 10.6 to the Current Report on Form 8-K filed September 26, 2022
10.41+	Letter Agreement Regarding Advanced Approval, dated as of September 23, 2022, between Faraday Future Intelligent Electric Inc. and FF Top Holding LLC	Exhibit 10.7 to the Current Report on Form 8-K filed September 26, 2022
10.42+	Letter Agreement Regarding Advanced Approval, dated as of September 23, 2022, between Faraday Future Intelligent Electric Inc. and Season Smart Limited.	Exhibit 10.8 to the Current Report on Form 8-K filed September 26, 2022
10.43	Heads of Agreement, dated as of September 23, 2022, by and among Faraday Future Intelligent Electric Inc., FF Global Partners LLC and FF Top Holding LLC	Exhibit 10.1 to the Current Report on Form 8-K filed September 26, 2022
10.44	Mutual Release, dated as of September 23, 2022, among Faraday Future Intelligent Electric Inc., FF Global Partners LLC, FF Top Holding LLC and the other parties thereto	Exhibit 10.2 to the Current Report on Form 8-K filed September 26, 2022
10.45	Exchange Agreement, dated October 10, 2022, by and among Faraday Future Intelligent Electric Inc., FF Aventuras SPV XI LLC, FF Venturas SPV X LLC, FF Ventures SPV IX LLC and FF Adventures SPV XVIII LLC	Exhibit 10.1 to the Current Report on Form 8-K filed October 11, 2022
10.46

Exchange Agreement, dated as of October 19, 2022, by and among Faraday Future Intelligent Electric Inc., FF Aventuras SPV XI LLC, FF Venturas SPV X LLC, FF Ventures SPV IX LLC and FF Adventures SPV XVIII LLC

Exhibit 10.1 to the Current Report on Form 8-K filed October 20, 2022
10.47	Summary of Amendment dated October 22, 2022 to the Letter Agreement Regarding Advanced Approval, dated as of September 23, 2022, between Faraday Future Intelligent Electric Inc. and FF Top Holding LLC	Exhibit 10.47 to Amendment No. 6 to Registration Statement on Form S-1 filed on November 8, 2022
10.48	Limited Consent and Third Amendment, dated as of October 24, 2022, by and among Senyun International Ltd., FF Simplicity Ventures LLC, RAAJJ Trading LLC and Faraday Future Intelligent Electric Inc.	Exhibit 10.1 to the Current Report on Form 8-K filed October 25, 2022
10.49#	Offer Letter, dated October 22, 2022, by and between Faraday Future Intelligent Electric Inc. and Yun Han	Exhibit 10.1 to the Current Report on Form 8-K filed October 26, 2022
10.50#	Employment Agreement, dated as of November 27, 2022, by and among the Faraday Future Intelligent Electric Inc., Faraday&Future Inc. and Xuefeng Chen	Exhibit 10.1 to the Current Report on Form 8-K filed November 28, 2022
10.51	Limited Consent and Amendment, dated as of November 8, 2022, by and among Senyun International Ltd., FF Simplicity Ventures LLC, RAAJJ Trading LLC and Faraday Future Intelligent Electric Inc.	Exhibit 10.1 to the Current Report on Form 8-K filed November 8, 2022
10.52	Standby Equity Purchase Agreement, dated as of November 11, 2022, by and between YA II PN, Ltd. and Faraday Future Intelligent Electric Inc.	Exhibit 10.1 to the Current Report on Form 8-K filed on November 14, 2022
16.1*	Letter of PricewaterhouseCoopers LLP to the Securities and Exchange Commission, dated December 8, 2022
21.1	Subsidiaries of the Registrant	Exhibit 21.1 to the Annual Report on Form 10-K filed on May 13, 2022
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of the Company
23.2*	Consent of Sidley Austin LLP, counsel to the Company (included in Exhibit 5.1)
23.3*	Consent of Fangda Partners, counsel to the Company
24.1*	Power of Attorney (included in signature page to this registration statement)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107*	Filing Fee Table

*	Filed herewith.

+	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

#	Indicates management contract or compensatory plan or arrangement.

^	Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on December 8, 2022.

Faraday Future Intelligent Electric Inc.

By:	/s/ Xuefeng Chen
Xuefeng Chen
Global Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that of the undersigned constitutes and appoints Xuefeng Chen, Brian Fritz and Yun Han, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Xuefeng Chen	Global Chief Executive Officer	December 8, 2022
Xuefeng Chen	(principal executive officer)

/s/ Yun Han	Chief Accounting Officer and Interim	December 8, 2022
Yun Han	Chief Financial Officer (principal financial and accounting officer)

/s/ Adam (Xin) He	Interim Chairman of the Board	December 8, 2022
Adam (Xin) He

/s/ Carsten Breitfeld	Director	December 8, 2022
Carsten Breitfeld

/s/ Chad Chen	Director	December 8, 2022
Chad Chen

/s/ Matthias Aydt	Director	December 8, 2022
Matthias Aydt

/s/ Qing Ye	Director	December 8, 2022
Qing Ye

/s/ Edwin Goh	Director	December 8, 2022
Edwin Goh

/s/ Lee Liu	Director	December 8, 2022
Lee Liu